Form 20-F
period 2003-03-31
MILLEA HOLDINGS INC
filed 2003-09-29
CIK 1169486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to________________

Commission file number: 0-31376

Kabushiki Kaisha Millea Holdings

(Exact name of Registrant as specified in its charter)

Millea Holdings, Inc.

(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

Otemachi First Square,
West 10F, 5-1, Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-0004, Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock
American Depositary Shares represented by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock: 1,857,048.75 shares at March 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes       ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17       ☒ Item 18

FORWARD-LOOKING STATEMENTS
SELECTED FINANCIAL DATA
RISK FACTORS
EXCHANGE RATES
MARKET PRICE INFORMATION
DIVIDEND POLICY
MAJOR SHAREHOLDERS
BUSINESS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DIRECTORS AND CORPORATE AUDITORS
THE JAPANESE NON-LIFE INSURANCE INDUSTRY
REGULATION
DESCRIPTION OF COMMON STOCK
TAXATION
CONTROLS AND PROCEDURES
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
LIST OF EXHIBITS
CROSS REFERENCE INDEX FOR FORM 20-F
SIGNATURES
EXHIBIT INDEX
EX-1.1 The Articles of Incorporation
EX-1.2 The Share Handling Regulations
EX-8 Subsidiaries of Millea Holdings, Inc.
EX-12 Certifications required by Rule 13a-14(a)
EX-13 Certification required by Rule 13a-14(b)

     We were formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited in a statutory share transfer under Japanese law. In connection with our formation and the completion of the statutory share transfer:

•	Tokio Marine and Nichido Fire became our wholly owned subsidiaries;

•	Tokio Marine de-registered its shares of common stock and American depositary shares from registration under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and terminated its ongoing reporting obligations under Section 12(g) and Section 15(d) of the Exchange Act; and

•	Our shares of common stock and American depositary shares were registered under Section 12(g) of the Exchange Act (Commission file number 0-31376).

     For a more detailed description of the background to our formation, you should refer to “Business — Group Overview — Formation of Millea Holdings” in this annual report.

     As used in this annual report, references to “Millea Holdings”, “we”, “us” and “our” are either to (1) Millea Holdings, Inc., (2) Millea Holdings, Inc. and its direct and indirect subsidiaries, including Tokio Marine and Nichido Fire, or (3) Tokio Marine, Nichido Fire and/or other operating subsidiaries of Millea Holdings, Inc., as the context may require; references to “Tokio Marine” are to The Tokio Marine and Fire Insurance Company, Limited; and references to “Nichido Fire” are to The Nichido Fire and Marine Insurance Company, Limited. Unless the context otherwise requires, references in this annual report to the business or financial results of “Tokio Marine” refer to Tokio Marine and its consolidated subsidiaries, and references to the business or financial results of “Nichido Fire” refer to Nichido Fire and its consolidated subsidiaries.

     As used in this annual report, “dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.

     As used in this annual report, “U.S. GAAP” means accounting principles generally accepted in the United States of America, and “Japanese GAAP” means accounting principles generally accepted in Japan.

     In tables appearing in this annual report, figures may not add up to totals due to rounding.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that are based on our current expectations, intentions, assumptions, estimates and projections about our businesses, operations, strategies and plans, about the insurance industry, and about capital markets around the world. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “intend” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our stated expectations. Important risks and factors that could cause actual results to be materially different from those expectations are set forth in “Risk Factors” and elsewhere in this annual report.

SELECTED FINANCIAL DATA

     The following selected consolidated financial data of Millea Holdings and its subsidiaries as of and for each of the five years ended March 31, 2003 are derived from the audited U.S. GAAP consolidated financial statements of Millea Holdings for those periods. You should read the information below in conjunction with the U.S. GAAP consolidated financial statements of Millea Holdings, including the related notes, included elsewhere in this annual report. For a description of the restatements that are reflected in the data in the table below, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Changes in Financial Presentation” and “—Prior Period Changes in Accounting Policies”.

	As of and for the year ended March 31,

	2003	2002	2001	2000	1999
	(1)	(Restated)(1)(2)	(Restated)(1)(2)	(Restated)(1)(2)	(Restated)(1)(2)

	(yen in millions, except share numbers, per share data and percentages)
Statement of income data:
Net premiums written	¥1,898,557	¥1,381,483	¥1,323,907	¥1,297,984	¥1,305,138
Premiums earned	1,760,968	1,342,962	1,310,739	1,281,548	1,312,139
Life premiums	262,486	209,208	162,905	130,128	98,817
Net investment income	108,311	104,681	127,852	143,686	93,310
Total operating income	2,178,454	1,648,512	1,657,638	1,578,225	1,475,884
Total operating costs and expenses	1,977,146	1,539,844	1,524,604	1,459,136	1,409,377
Income before extraordinary items and cumulative effect of accounting changes	129,694	75,252	88,675	81,815	138,829
Extraordinary items	248,323	—	—	—	—
Cumulative effect of accounting changes, net of tax	—	85,465	—	—	—
Net income	378,017	160,717	88,675	81,815	138,829
Balance sheet data:
Total investments	¥8,345,203	¥6,628,825	¥6,817,944	¥6,778,995	¥6,400,001
Total assets	10,893,363	8,559,177	8,216,741	8,174,325	7,779,642
Total stockholders’ equity	2,824,316	2,509,694	2,586,544	2,661,770	2,447,713
Common stock	150,000	101,995	101,995	101,995	101,995
Number of shares outstanding (in thousands)	1,857.05	1,549,692	1,549,692	1,549,692	1,549,692
Per share data(3):
Net income — basic and diluted	¥203,558	¥103,709	¥57,221	¥52,794	¥89,585
Cash dividends paid	10,000	8,500	8,500	8,500	8,500
Key ratios(4):
Net loss ratio	54.2%	54.9%	59.5%	58.0%	53.7%
Combined loss and expense ratios	91.7%	94.3%	99.8%	98.8%	95.0%

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

(2)	As described in note 2 to our U.S. GAAP consolidated financial statements included elsewhere in this annual report, various changes we have made in our financial statement presentation and accounting policies have resulted in restatements of our U.S. GAAP consolidated financial statements for fiscal years ended prior to March 31, 2003.

The following table presents certain financial information as reported in our annual reports for the years ended March 31, 2002, or fiscal 2002, and March 31, 2001, or fiscal 2001, respectively, and the information as restated in our annual reports for the year ended March 31, 2002 and March 31, 2003, or fiscal 2003:

	As of and for the year ended March 31,

	2002	2001	2000	1999

	(yen in millions, except per share data)
Statement of income data:
Life premiums
As reported in our fiscal 2002 annual report	¥205,693	¥150,543	¥130,128	¥98,817
As restated in our fiscal 2003 annual report	209,208	162,905	130,128	98,817
Net investment income
As reported in our fiscal 2002 annual report	48,259	69,183	78,108	22,215
As restated in our fiscal 2003 annual report	104,681	127,852	143,686	93,310
Total operating income
As reported in our fiscal 2001 annual report	N/A	1,594,173	1,516,228	1,415,756
As restated in our fiscal 2002 annual report	1,588,575	1,586,607	1,512,647	1,423,887
As restated in our fiscal 2003 annual report	1,648,512	1,657,638	1,578,225	1,475,884
Total operating costs and expenses
As reported in our fiscal 2002 annual report	1,479,907	1,453,573	1,393,558	1,338,282
As restated in our fiscal 2003 annual report	1,539,844	1,524,604	1,459,136	1,409,377
Net income
As reported in our fiscal 2001 annual report	N/A	93,517	84,107	145,848
As restated in our fiscal 2002 annual report	N/A	88,675	81,815	138,829
Balance sheet data:
Total assets
As reported in our fiscal 2002 annual report	8,456,317	8,113,881	8,071,465	7,676,782
As restated in our fiscal 2003 annual report	8,559,177	8,216,741	8,174,325	7,779,642
Per share data:
Net income — basic and diluted
As reported in our fiscal 2001 annual report	N/A	60,345	54,273	94,114
As restated in our fiscal 2002 annual report	N/A	57,221	52,794	89,585

(3)	In connection with our formation, see “Business – Group Overview – Formation of Millea Holdings”, each 1,000 shares of Tokio Marine common stock were converted into one share of our common stock. To facilitate comparability of the per share data from year to year, the per share data for the year ended March 31, 2003 are calculated based on 1.00 of our shares, while the per share data for the years ended March 31, 2002, 2001, 2000 and 1999 are calculated based on 1,000 of Tokio Marine’s shares. The per share data are calculated using the weighted average number of shares outstanding for the period.

(4)	The key ratios relate to property and casualty insurance only. The net loss ratio is calculated by dividing the losses incurred by the premiums earned. The combined ratio is the sum of the ratio of loss and loss adjustment expenses incurred to premiums earned and the ratio of underwriting and administrative expenses incurred to premiums written. A combined ratio under 100% represents an underwriting profit and over 100% represents an underwriting loss.

RISK FACTORS

     If you own our securities, you should carefully consider the risks described below. Our business, operating results and financial condition could be materially adversely affected by any of these risks.

     In addition, this annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this annual report.

Risks Relating to Our Business

Continued weak economic conditions in Japan may adversely affect our financial condition and results of operations.

     We derive most of our insurance underwriting revenues from Japan. In addition, a substantial majority of the investments in our investment portfolio are invested in Japanese equity securities, bonds and loans. Accordingly, our financial condition and results of operations are very dependent on economic conditions in Japan.

     The Japanese economy has experienced a significant downturn since the early 1990s. The Nikkei Stock Average, which is one of the major benchmarks for equity prices in Japan, reached its lowest level in twenty years in April, 2003. Production and consumption remained sluggish throughout the fiscal year ended March 31, 2003, and asset deflation, in the form of falling land and consumer prices, continued during the year. While equity prices have risen since late April 2003, the Japanese economy remains unstable and there continues to be uncertainty surrounding the economic environment.

     Despite the Japanese government’s announced plans to implement fiscal recovery programs and other measures aimed at improving the economy, the current economic climate in Japan may not improve significantly in the near future. The length and severity of continued weakness in the Japanese economy could have a significant impact on our financial condition and results of operations.

A decline in the Japanese stock market, and other economic factors, may adversely affect our results of operations and financial condition.

     We invest our policyholders’ premiums in a portfolio of assets, including Japanese stocks. As of March 31, 2003, equity securities available for sale represented 30.4% of the value of our total investments other than investments in related parties. The market values of these equity securities are inherently volatile and, despite a significant increase in equity prices in Japan since late April 2003, have generally been declining in recent years. We intend to hold our equity investments for the long term, but we may incur losses on our equity securities portfolio if the Japanese stock market again experiences declines or if other economic factors cause the value of our equity securities to decline. A decrease in the market value of these equity securities could have a significant negative impact on our financial condition and results of operations.

Fluctuations in interest rates may adversely affect our results of operations.

     We are subject to interest rate risk due to our investments in fixed income instruments, derivatives, and long term insurance liabilities. As of March 31, 2003, fixed income instruments represented 51.9% of the value of our total investments other than investments in related parties. An increase in interest rates decreases the value of our fixed income portfolio and thereby adversely affects our financial condition. An increase in interest rates also decreases the value of our interest rate derivative positions and thereby adversely affects our results of operations.

     On the other hand, economically, an increase in interest rates decreases the value of our long term insurance liabilities. Despite our hedging activities to limit our exposure to changes in interest rates, we maintain significant exposure to interest rate risk. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations – Quantitative and Qualitative Disclosures about Market Risk.”

Defaults in our fixed income and loan portfolios may adversely affect our results of operations and financial condition.

     Issuers of fixed income instruments and loan borrowers have defaulted and may continue to default on principal and interest payments with respect to fixed income instruments and loans we hold. Economic sluggishness, the continued long-term decline of equity market prices or real estate prices in Japan, an increase in the number of insolvency procedures in Japan or a combination of these events or other factors may increase defaults by issuers. A continuation of, or an increase in, defaults may require us to record losses on our fixed income and loan portfolios.

Our foreign assets are exposed to foreign currency fluctuations.

     We are subject to foreign exchange risk primarily because some of our assets are denominated in a currency other than the Japanese yen. Our primary foreign currency exposures are to the U.S. dollar, the euro and the pound sterling. If the value of a foreign currency declines relative to the yen, the fair value and income from the assets denominated in the foreign currency would also decline. Fluctuations in foreign exchange rates also create foreign currency translation gains or losses.

Japan is prone to natural disasters that can result in substantial claims under non-life insurance policies.

     Japan is subject to earthquakes, typhoons, windstorms, volcanic eruptions and other types of natural disasters, the frequency and severity of which are inherently unpredictable. In connection with a major typhoon that occurred in September 1991, we paid insurance claims of ¥137.3 billion under fire and allied lines insurance. These natural disasters can have a serious impact on property-casualty insurers, depending on the frequency, nature and scope of the disaster, the amount of insurance coverage that the insurer has written in respect of the disaster, the amount of claims for losses, the timing of claims, and the extent to which the insurer’s liability is covered by reinsurance. In order to mitigate the effect of disasters, we set our premium rates at levels which we believe are adequate to accommodate the effect of disasters, and cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster the severity of which we did not predict, or for which we were not adequately reinsured, could significantly affect our financial position and results of operations.

We may be required to augment our reserves in case of unforeseen losses.

     The insurance business is unlike manufacturing and most other business in that, at the time of a “sale” the writing of an insurance policy and the payment of the premium — the “cost of sale” the payment of a claim for a loss under the insurance policy — is not yet conclusively determined. Losses may occur whose type or magnitude was not foreseen by the insurance company or the insurance industry generally at the time the insurance policies were written. If this type of deficiency arises with respect to our insurance liability reserves, we would have to augment our reserves or otherwise incur a charge to earnings, which in turn could have a material adverse effect on our results of operations. Historically, Japanese insurance companies have not experienced these unforeseen losses, unlike insurance companies in other countries. For example, the U.S. insurance industry experienced significant losses with respect to unexpected claims resulting from the harmful effects of asbestos use. Our loss reserves could substantially increase if similar claims are made against our insurance policies for risks which we did not anticipate.

Our financial results may be materially adversely affected by unpredictable events.

     Our business, results of operations and financial condition may be materially adversely affected by unpredictable events and their continuous effects. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly large market price movements, increases in claims or deterioration of economic conditions of certain countries, such as the terrorist attack on the United States on September 11, 2001 and the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia in 2003.

We are subject to risks associated with reinsurance.

     Like many other non-life insurance companies, each of Tokio Marine and Nichido Fire uses reinsurance to provide greater capacity to write larger policies, and to control its exposure to extraordinary losses or catastrophes. Reinsurance is a form of insurance that insurance companies buy for their own protection. An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect the ability of Tokio Marine and Nichido Fire to offer insurance. In addition, each of Tokio Marine and Nichido Fire is subject to credit risk with respect to its ability to recover amounts due from its reinsurers, as the ceding of reinsurance does not relieve it of its liability as the direct insurer to policyholders.

Deregulation, consolidation and the entry of new competitors has intensified competition in the Japanese insurance industry.

     Japan’s current Insurance Business Law was adopted in May 1995 and enacted in April 1996. The changes from the old Insurance Business Law include provisions designed to deregulate and increase competition in the life and non-life insurance businesses in Japan, including a provision permitting life insurance companies and non-life insurance companies to enter each other’s business through subsidiaries. In January 2001, the entry of life and non-life insurance companies through subsidiaries into the “third sector” insurance business, such as personal accident, sickness and nursing-care insurance, was fully allowed. Further deregulation in July 2001 allowed life and non-life insurance companies to enter the “third sector” insurance business directly. Also, an amendment to the Law Concerning The Non-Life Insurance Rating Organization in 1998 has intensified competition in the non-life insurance industry in Japan by allowing companies to set their own premium rates. These measures are expected to further increase competition. Furthermore, the government has liberalized the setting of commissions for non-life insurance agents in 2001 and this may result in an increase in the commissions payable as companies compete for agents.

     This recent liberalization has also resulted in increased consolidation among non-life insurance companies and the formation of business alliances among non-life and life insurance companies. These groupings currently offer similar insurance products and increasingly seek to compete on the basis of lower premium rates. See “Business – Competition”.

     In addition, we face intensified competition in premium rates resulting from the entry into the Japanese insurance market by foreign insurance companies and by companies who currently engage in non-insurance business activities. These foreign insurance companies include some with global operations. These new entrants into the Japanese non-life insurance market are making efforts to expand their market share in areas such as automobile insurance by offering low premium rates and using direct marketing channels instead of traditional Japanese insurance agency channels.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions.

     Many Japanese financial institutions, including banks, non-bank lending and credit institutions, and insurance companies, continue to experience severe asset quality and other financial problems, in part as a result of Japan’s protracted recession. This may lead to severe liquidity and solvency problems for affected financial institutions, which could result in their being liquidated or restructured. The continued financial difficulties of financial institutions could adversely affect us because:

•	As of March 31, 2003, a significant portion of our investments (other than those in related parties) was in banks and other financial institutions;

•	We may be requested to participate in providing assistance to support distressed financial institutions; and

•	Repeated negative media coverage on Japanese insurance companies could undermine the confidence of policyholders in general.

We may not succeed in executing our growth strategies outside of Japan.

     To date, we have derived most of our insurance underwriting revenues from Japan. However, our strategy includes expanding our businesses in markets outside of Japan, in particular by targeting non-Japanese customers in local Asian insurance markets.

     By operating and expanding our insurance businesses internationally, we will be exposed to operating risks that do not exist or are less significant in Japan. For example, in many of these markets, we will face barriers to entry in the form of protective regulations or long-standing relationships between potential customers and local insurance companies. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize any returns on those investments.

     Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown in economies outside Japan, such as those recently experienced by many southeast Asian countries;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax system or rate of taxation; and

•	Social, political and economic risks.

     These and other factors could adversely affect our business, financial condition and results of operations.

We may not succeed in executing our growth strategies in other businesses.

     As part of our growth strategy, we intend to expand our domestic life insurance business as one of our core businesses. We also intend to develop other businesses, such as asset management, health care and senior citizen related businesses. We may not succeed in competing in these competitive markets, particularly against companies with well-established operations. In addition, we may be required to make significant investments, and devote substantial management and other resources, in order to expand these businesses. If we are unable to compete successfully in these businesses, our results of operations and financial condition may be adversely affected.

We may not achieve the expected benefits of integrating the management and businesses of Tokio Marine and Nichido Fire under a single holding company.

     By combining the management and businesses of Tokio Marine and Nichido Fire under a single holding company, we seek to produce benefits that would otherwise be difficult for the management of a single company to achieve through its individual efforts.

     The major benefits the two companies hope to realize through our formation are:

•	Integrating existing products and services and jointly developing new products and services;

•	Improving management efficiency and productivity and eliminating redundancies in administration, information systems, sales offices and claims offices; and

•	Strengthening competitiveness in the insurance industry by investing in new businesses with potential for high growth and profitability and by making strategic investments in information technology.

     If Tokio Marine and Nichido Fire cannot successfully integrate their management and businesses under a single holding company, the benefits of our formation may not be realized fully or at all, or may take longer to realize than expected.

We may not achieve the expected benefits of merging Tokio Marine and Nichido Fire.

     We have announced our intention to merge Tokio Marine and Nichido Fire in October 2004. The planned merger exposes us to various merger-related risks, including:

•	The expected benefits and synergies of the planned merger of Tokio Marine and Nichido Fire may not be realized fully or at all;

•	Preparation for the merger will require significant management resources; and

•	The integration of Tokio Marine’s and Nichido Fire’s information systems and business processes may adversely affect system stability or business operations during the transition period.

     These risks and other merger-related risks may adversely affect our financial position and results of operations.

A downgrade in the financial strength ratings of our operating subsidiaries could limit our ability to market products, increase the number of policies being surrendered and hurt our relationships with customers and trading counterparties.

     Financial strength ratings, which are intended to measure an insurer’s ability to meet policyholder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade, or potential downgrade, of our operating subsidiaries’ financial strength ratings may limit our ability to sell our insurance and annuity products, adversely affect our reinsurance business and adversely affect the terms and conditions of the business we conduct with trading counterparties.

Inadequate or failed processes or systems, human factors or external events may adversely affect our financial results.

     Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct and external fraud. These events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control this risk and keep operational risk at appropriate levels. Notwithstanding these control measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to operational risk.

Changes in existing, or new, Japanese regulations may materially impact our business, results of operations and financial condition.

     Our insurance business is subject to detailed, comprehensive regulation and supervision in Japan. Changes in existing, or new, insurance laws and regulations are unpredictable and beyond our control and may affect the way we conduct our business and the products we may offer in Japan. These changes in existing or new insurance laws and regulations may be more restrictive or may result in higher costs than current requirements.

Litigation and regulatory investigations may adversely affect our financial results.

     We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit our operations, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on our business, results of operations and financial condition.

It may not be possible for investors to effect service of process within the United States upon us or our directors, executive officers or corporate auditors, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

     We are a joint stock corporation organized under the laws of Japan. All of our directors, executive officers and corporate auditors reside outside of the United States. Many of our and their assets are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Since we are a holding company, our ability to pay operating and financing expenses and dividends depends on the financial performance of Tokio Marine and Nichido Fire. Our ability to pay dividends also depends on our own dividend-paying capacity.

     As a holding company, our ability to pay operating and financing expenses and dividends depends primarily on the receipt of sufficient funds from our two principal operating subsidiaries, Tokio Marine and Nichido Fire. Statutory provisions regulate Tokio Marine’s and Nichido Fire’s ability to pay dividends. If Tokio Marine and Nichido Fire are unable to pay dividends to us in a timely manner, and in amounts sufficient to pay our operating and financing expenses, to declare and pay dividends and to meet our other obligations, we may not be able to pay dividends or we may need to seek other sources of liquidity.

     Under the Commercial Code of Japan, we cannot declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP).

Risks Relating to Owning Our American Depositary Shares

Foreign exchange rate fluctuations may affect the U.S. dollar value of our American depositary shares and dividends payable to holders of our American depositary shares.

     Market prices for our American depositary shares may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our American depositary shares would be reduced if the value of the yen declines against the U.S. dollar.

A holder of American depositary shares has fewer rights than a shareholder and must act through the depositary to exercise those rights.

     The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising dissenters’ rights, are available only to holders of record on a company’s register of shareholders. Because the depositary, through its custodian agent, is the registered holder of the shares represented by our American depositary shares, only the depositary is able to exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares represented by our American depositary shares as instructed by the holders of those American depositary shares and will pay to those holders the dividends and distributions collected from us. However, a holder of American depositary shares will not be able directly to bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder of American depositary shares for doing so.

There are restrictions on the withdrawal of certificated shares from our depositary receipts facility.

     Each of our American depositary shares represents the right to receive .005 of one share of our common stock. Although we maintain a book-entry fractional share register, a holder of American depositary shares must surrender for cancellation depositary receipts evidencing 200 American depositary shares or any integral multiple thereof in order to withdraw whole shares of our common stock in certificated form. Each depositary receipt evidencing our American depositary shares bears a legend to that effect. In addition, although we have implemented procedures to permit us to repurchase fractional share interests, holders of American depositary shares receiving fractional shares of our common stock will need to combine those interests in order to trade whole shares of our common stock on the Tokyo Stock Exchange or the Osaka Securities Exchange.

EXCHANGE RATES

     Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies affect the U.S. dollar and other currency equivalents of the yen price of our shares. These fluctuations also affect the U.S. dollar amounts received on conversion of any cash dividends. The following table shows noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for each period indicated:

Average(1)

Year ended March 31:
1999	¥128.10
2000	110.02
2001	111.65
2002	125.64
2003	121.10

	High	Low

Month:
March 2003	¥116.47	¥121.42
April 2003	118.25	120.55
May 2003	115.94	119.50
June 2003	117.46	119.87
July 2003	117.24	120.55
August 2003	116.71	120.47
September (through September 17)	115.99	117.41

(1)	Average rate for each fiscal year is calculated by using the average of the exchange rates on the last day of each month during that year.

     The noon buying rate for Japanese yen on September 17, 2003 was $1.00 = ¥115.99.

MARKET PRICE INFORMATION

     Our common stock is listed in Japan on the First Section of the Tokyo Stock Exchange and on the First Section of the Osaka Securities Exchange. Trading of our shares on these exchanges began on April 1, 2002.

     American depositary shares, or ADSs, representing shares of our common stock are currently traded in the United States on the Nasdaq National Market under the symbol “MLEA”. Trading of our ADSs on the Nasdaq National Market commenced on April 2, 2002. Each ADS represents .005 of one share of our common stock. As of March 31, 2003, outstanding ADSs represented 3.56% of our outstanding shares.

     The following table sets forth, for the periods indicated, the reported high and low sales price per share of our common stock on the First Section of the Tokyo Stock Exchange, as well as the high and low sales price per ADS quoted on the Nasdaq National Market. The table also includes high and low market price quotations from the Tokyo Stock Exchange, translated in each case into U.S. dollars per ADS at the Federal Reserve Bank of New York’s noon buying rate on the relevant date.

	Price per share on the		Translated into U.S.		Price per ADS on the
	Tokyo Stock Exchange		dollars per ADS(1)		Nasdaq National Market

	High	Low	High	Low	High	Low

	(yen)		(US$)		(US$)
Year ended March 31, 2003
First fiscal quarter	¥1,140,000	¥910,000	$45.71	$34.45	$44.50	$35.00
Second fiscal quarter	1,050,000	900,000	44.68	37.89	43.98	37.84
Third fiscal quarter	985,000	836,000	40.13	34.76	39.68	34.51
Fourth fiscal quarter	898,000	706,000	37.49	30.15	37.33	29.76
Year ended March 31, 2004
First fiscal quarter	¥943,000	¥725,000	$40.11	$30.66	$39.93	$30.75
Month
March 2003	¥810,000	¥706,000	$34.34	$30.15	$33.75	$29.76
April 2003	789,000	725,000	32.76	30.66	32.89	30.75
May 2003	865,000	737,000	37.00	30.94	36.78	31.51
June 2003	943,000	848,000	40.11	35.90	39.93	35.89
July 2003	1,160,000	924,000	48.64	38.68	48.54	39.60
August 2003	1,280,000	1,080,000	53.66	45.56	53.55	45.20
September (through September 17)	1,440,000	1,170,000	62.07	50.22	58.97	49.75

(1)	U.S. dollar amounts have been translated from yen at the Federal Reserve Bank of New York’s noon-buying rate as of the relevant high and low quotation date or the last available date prior thereto.

     The closing price of our shares of common stock on the Tokyo Stock Exchange as of September 17, 2003 was ¥1,390,000.

     The above prices for our ADSs are based on inter-dealer prices reported by Nasdaq and do not include retail mark-ups, retail mark-downs or commissions.

DIVIDEND POLICY

     In June 2003, we declared and paid cash dividends on shares of our common stock in the amount of ¥10,000 per share, or ¥18,519 million in the aggregate, in respect of our fiscal year ended March 31, 2003.

     As a holding company, our ability to pay dividends in the future will depend primarily on our receipt of sufficient funds from our two principal operating subsidiaries, Tokio Marine and Nichido Fire. In addition, under the Commercial Code of Japan, we cannot declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP). See “Risk Factors — Risks Relating to Our Business” and “Description of Common Stock — Dividends”.

     When apportioning profits in respect of any given fiscal year, we expect to pay stable dividends on our common stock, subject to having retained earnings and to providing sufficient capital to meet our business needs.

MAJOR SHAREHOLDERS

     The identities of shareholders in companies listed on a Japanese stock exchange, as well as their shareholdings, must be publicly reported in Japan under the following circumstances:

•	Reporting by Shareholders. As explained in “Regulation — Reporting of Substantial Shareholdings”, any person who becomes a beneficial owner of more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a public report concerning their shareholdings with the related local finance bureau.

•	Reporting by Listed Companies. Under the Securities and Exchange Law, any company whose shares are listed on a Japanese stock exchange must publicly report information about its major shareholders. We are required to make this disclosure, which generally includes information about a company’s ten largest shareholders of record, as of each March 31 and September 30.

     Our ten largest shareholders of record as of March 31, 2003, expressed as a percentage of the total number of our shares then outstanding, were as follows:

	Number of	Percentage of total
Shareholder	shares held	shares outstanding

The Master Trust Bank of Japan, Ltd. (Trust Account)	111,762	6.0%
Japan Trustee Services Bank, Ltd. (Trust Account)	77,995	4.2%
The Bank of Tokyo-Mitsubishi, Ltd.	74,134	4.0%
Nats Cumco(1)	66,093	3.6%
State Street Bank and Trust Company	52,730	2.8%
Meiji Life Insurance Company	41,391	2.2%
Mizuho Corporate Bank, Ltd.	30,959	1.7%
Trust & Custody Services Bank, Ltd.(2)	28,148	1.5%
The Chase Manhattan Bank N.A. London SL Omnibus Account	26,833	1.4%
The Mitsubishi Trust and Banking Corporation	26,638	1.4%

Total	536,683	28.9%

(1)	Nats Cumco is the corporate nominee holder of common stock deposited for the issuance of ADRs.

(2)	As trustee for Mizuho Trust’s retirement benefits trust account for Mitsubishi Heavy Industries, Ltd.

     None of our shareholders listed above has voting rights that are different from voting rights of our other shareholders.

     As of March 31, 2003, we had 105,364 shareholders of record, of which 104,759 were Japanese record holders. As of the same date, 74.1% of our shares were owned by Japanese record holders.

     We are not aware of any arrangements that may result in a change of control of us.

BUSINESS

Group Overview

     We were formed on April 2, 2002 as the holding company for Tokio Marine and Nichido Fire. Since being formed, we have “spun off” various subsidiaries of Tokio Marine and Nichido Fire, so that those subsidiaries are directly owned by us. See “— Subsidiaries and Affiliates”.

     Tokio Marine is the oldest and largest property and casualty insurance company in Japan. It underwrites the full range of property and casualty insurance coverage available in Japan, including voluntary automobile, compulsory automobile liability, fire and allied lines, personal accident, cargo and transit, and hull insurance. Tokio Marine underwrites some lines of property and casualty insurance coverage overseas. It also accepts and cedes reinsurance for certain lines of property and casualty insurance coverage.

     Tokio Marine was originally founded in 1879. In 1944, it was consolidated with The Meiji Fire and Marine Insurance Company, Limited and The Mitsubishi Marine and Fire Insurance Company, Limited. Tokio Marine was incorporated as a joint stock corporation (kabushiki kaisha) under the Commercial Code of Japan on March 20, 1944.

     Nichido Fire was founded in Osaka in 1914. Its original core focus was to offer insurance coverage to individuals and households located in regional markets throughout Japan, primarily through its own direct marketing channels. Nichido Fire’s simplified fire insurance plan, which provided a refund at maturity if no claims were made, contributed greatly to the growing popularity of fire insurance policies among Japanese households.

     Nichido Fire now underwrites the full range of property and casualty insurance coverage available in Japan, including voluntary automobile, compulsory automobile liability, fire and allied lines, and personal accident insurance. It also accepts and cedes reinsurance for certain lines of property and casualty insurance coverage.

Formation of Millea Holdings

     On September 28, 2001, the boards of directors of Tokio Marine and Nichido Fire agreed to integrate the management and businesses of the two companies under a single holding company to be named Millea Holdings, Inc., a joint stock corporation to be organized under the laws of Japan. The two boards also approved the basic terms on which holders of shares of Tokio Marine common stock and Nichido Fire common stock would receive shares of common stock of the holding company in a statutory share transfer under Japanese law. This proposal was approved by Tokio Marine and Nichido Fire shareholders on December 20, 2001. All required governmental and regulatory approvals were also subsequently obtained by the two companies.

     We were formed as the holding company for Tokio Marine and Nichido Fire, and the statutory share transfer became effective, on April 2, 2002. Upon our formation and the effectiveness of the statutory share transfer:

•	Issued and outstanding shares of Tokio Marine common stock were converted into shares of our common stock in the ratio of 1,000 Tokio Marine shares for 1.00 of our shares;

•	Issued and outstanding shares of Nichido Fire common stock were converted into shares of our common stock in the ratio of 1,000 Nichido Fire shares for 0.69 of our shares;

•	Shareholders of Tokio Marine and Nichido Fire whose names appeared in the registers of shareholders of the two companies as of March 31, 2002 were allotted our shares in amounts based on the ratios described above, and these amounts (including fractional shares of our common stock representing any multiple of .01 of one share) were reflected in our registers of shares and fractional shares; and

•	Fractional shares of our common stock representing less than .01 of one share that would otherwise have been allotted to former shareholders of Tokio Marine and Nichido Fire were instead cashed out by us.

     After the statutory share transfer became effective, former Tokio Marine shareholders held approximately 83% of the outstanding shares of our common stock and former Nichido Fire shareholders held approximately 17%.

Termination of Proposed Integration of Asahi Life and Kyoei Fire

     Asahi Life

     On January 10, 2003, we and Asahi Mutual Life Insurance Co. jointly announced that both companies had agreed to terminate the proposed business integration of Asahi Life under Millea Holdings, which had initially been announced in January 2001. The joint announcement indicated that Asahi Life decided to postpone its plan to demutualize around 2004 because Asahi Life believed that demutualization could adversely affect its ability to distribute profits to policyholders and was not in the best interest of its policyholders. Asahi Life requested us to cancel the proposed business integration of Asahi Life under Millea Holdings, which had been conditioned on, among other things, Asahi Life’s demutualization. In order to respect Asahi Life’s business decision, we agreed to Asahi Life’s request.

     Kyoei Fire

     On August 22, 2002, we and The Kyoei Mutual Fire & Marine Insurance Co. jointly announced that both companies had agreed to terminate the proposed business integration of Kyoei Fire under Millea Holdings, which had initially been announced in March 2001. The joint announcement indicated that Kyoei Fire received an offer from the National Mutual Insurance Federation of Agricultural Cooperatives of Japan, or JA-Kyosairen, whereby Kyoei Fire would become a subsidiary of JA-Kyosairen. The joint announcement also indicated that Kyoei Fire had determined that its arrangement with JA-Kyosairen would allow Kyoei Fire to more fully utilize its strengths and special characteristics in the future. In order to respect Kyoei Fire’s business decision to proceed with this arrangement, we agreed to accept Kyoei Fire’s request to terminate its proposed integration under Millea Holdings.

Recent Developments

     Proposed Merger of Tokio Marine and Nichido Fire

     On March 28, 2003, we, Tokio Marine and Nichido Fire jointly announced the proposed merger of Tokio Marine and Nichido Fire. The merger is scheduled to be completed on October 1, 2004, subject to the approval of the relevant regulatory authorities. The English-language name of the new combined entity will be “Tokio Marine & Nichido Fire Insurance Co., Ltd.”, referred to as Tokio Marine & Nichido. Tokio Marine will be the surviving company.

     The objectives of the merger are to maximize the corporate value of Millea Holdings by creating synergies, promoting a growth strategy which combines the strengths of both companies and increasing efficiency through a larger scale of business, and to further reduce costs. The primary business mission of Tokio Marine & Nichido will be to provide customers with the highest quality products and services. In order to achieve this objective, three in-house companies are planned to be established for personal, commercial and automobile dealer insurance operations. The in-house company system aims to improve the expertise and flexibility in each sales channel and market, thereby maximizing the strengths of each business. Based on this strategy, Tokio Marine & Nichido intends to further increase customer satisfaction.

     The integration of Tokio Marine’s and Nichido Fire’s products, back offices and systems has already begun. The two companies have already integrated their automobile insurance products, which is the largest class of business and are continuing to integrate their products and services in fire, personal accident and other classes of insurance business. We understand that the integration of products, back offices and systems carries significant management risk, and we have therefore played, and expect to continue to play, a significant role in managing the integration.

     Proposed Merger of Tokio Marine Life and Nichido Life

     On March 28, 2003, we, Tokio Marine Life and Nichido Life announced the proposed merger of Tokio Marine Life and Nichido Life. The merger is scheduled to be completed on October 1, 2003, subject to the approval of the relevant regulatory authorities. The English-language name of the new combined entity will be “Tokio Marine and Nichido Life Insurance Co., Ltd.” Tokio Marine Life will be the surviving company.

     Business Alliance and Capital Tie-Up Between Tokio Marine and Nisshin Fire

     In March 2003, Tokio Marine agreed with The Nisshin Fire and Marine Insurance Company, Limited to form a business alliance for products and services and to pursue a capital tie-up. By the end of March 2005, Tokio Marine intends to acquire approximately one-third of the total outstanding shares of Nisshin Fire, which is a publicly traded company in Japan. We believe that this business alliance and capital tie-up will, among other things:

•	Further strengthen the cooperative relationship between Tokio Marine and Nisshin Fire;

•	Allow both companies to acquire relevant expertise; and

•	Provide support to Nisshin Fire’s retail sales strategy, while opening up sales opportunities for our life insurance products through Nisshin Fire’s distribution channels.

Objects and Goals

     Our objects and goals, as stated in article 2 of our articles of incorporation, are to engage in the following businesses as an insurance holding company:

•	Management of non-life insurance companies;

•	Management of life insurance companies;

•	Management of specialized securities companies;

•	Management of foreign companies engaged in the insurance business;

•	Management of any other company which is or may become our subsidiary in accordance with the provisions of the Insurance Business Law of Japan; and

•	Any other business pertaining to the foregoing listed businesses.

Principal Executive Offices

     Our principal executive offices are located at Otemachi First Square, West 10F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, and our telephone number is 81-3-6212-3333.

Business Goals and Strategies

     In November 2002, we announced our current medium- and long-term business strategy. By implementing our strategy for each business segment, we aim to maximize corporate value by seeking the optimum business portfolio and improve our return on equity.

Domestic Property and Casualty Insurance Business

     Our principal revenue base is our domestic property and casualty insurance business. We aim to increase the revenues of this business by strengthening our underwriting operations and further improving efficiencies by:

•	Continuing our management integration process and seeking to further reduce expenses of Tokio Marine and Nichido Fire and realize the synergies of both companies. Specifically, we plan to move ahead with the integration of products, administrative operations and systems, promote concentration of overhead divisions and integrate claims investigation offices. We also plan to consolidate our sales bases and concentrate and further develop our investment and asset-liability management functions. We plan to merge Tokio Marine and Nichido Fire on October 1, 2004, subject to receipt of necessary governmental approvals.

•	Seeking to increase sales of third sector products, which we believe is a market with significant growth potential, and increase over-the-counter sales of insurance products through banks.

•	Developing comprehensive insurance products that cover a variety of risks for individuals and corporate customers such as “Cho Hoken” and “Cho Business Insurance”. See “— Launch of ‘Cho Hoken’ and ‘Cho Business Insurance’”.

•	Restructuring our sales network and seeking to build a more efficient and higher quality sales network by expanding the number of large-scale agents and making direct capital investment in some of our agents.

Domestic Life Insurance Business

     We plan to expand our domestic life insurance business as one of our core businesses. We aim to strengthen our life insurance subsidiaries and seek revenue growth in this business by:

•	Enhancing efficiencies in business management and achieving greater productivity. We made Tokio Marine Life and Nichido Life our direct subsidiaries in April 2003, and we plan to merge the two life insurance subsidiaries on October 1, 2003, subject to receipt of necessary governmental approvals.

•	Shifting more of our management resources to the life insurance business and seeking to implement the following growth strategies:

•	Strengthen cross-marketing;

•	Expand our sales channels dedicated exclusively to the distribution of life insurance; and

•	Promote sales through banks.

Overseas Insurance Business (Including Overseas Reinsurance Business)

     To diversify geographically and realize stable revenue growth, we aim to expand our overseas insurance business by focusing on the Asian local insurance market, which we believe has high growth potential and profitability. We plan to: designate a main entity to promote the Asian insurance business. Millea Asia Pte. Ltd. was launched in December 2002 in Singapore as our Asian regional headquarters. Millea Asia is in charge of planning our business growth strategy in the Asian region (excluding Japan), including through mergers, acquisitions and business tie-ups, and managing our local subsidiaries. It intends to aggressively pursue the expansion of the business with a focus on what we believe are growing areas, such as China, Taiwan, Thailand, Malaysia and India.

     In connection with our overseas reinsurance business, we also intend to swap natural disaster risk and underwrite reinsurance of catastrophe risk through Tokio Millenium Re Ltd. in order to achieve stable revenue growth by globally diversifying our underwriting risk.

Asset Management and Other Businesses

     We intend to expand our asset management business and other businesses, which we believe have significant potential for synergies with our insurance business.

     Asset Management Business

     Utilizing the expertise acquired in the investment operations of our insurance companies, we intend to pursue the following measures to further increase our assets and to increase revenue:

•	In the retail market, we aim to establish an investment trust/defined contribution business. We also plan to incorporate asset management functions into “Cho Hoken” in the future.

•	In the wholesale market, we plan to actively launch new products in alternative investment areas such as private equity to expand our product line-up.

•	We intend to expand our asset management operations globally through Tokio Marine Asset Management Co., Ltd.

     Other Businesses

     We plan to selectively expand our insurance-related businesses such as health care and senior citizen-related businesses, the risk consulting business and comprehensive human resource-related services, as well as other existing related businesses, where we believe opportunities for growth exist.

Property and Casualty Insurance

Property and Casualty Insurance Lines

     We engage primarily in underwriting voluntary automobile, compulsory automobile liability, fire and allied lines (including earthquake), personal accident, cargo and transit, hull and other lines of property and casualty insurance through Tokio Marine and Nichido Fire, principally in Japan. The following table, prepared on a U.S. GAAP basis, shows a breakdown of our direct premiums written by our principal lines of insurance for each of the periods indicated:

	Year ended March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Automobile	¥909,341	¥708,532	¥695,711
Compulsory Automobile Liability(2)	308,641	193,557	191,811
Fire and Allied Lines(3)	290,189	198,155	189,755
Personal Accident	157,434	125,183	130,608
Cargo and Transit	67,660	59,964	59,317
Hull	19,173	19,451	16,554
Other(4)	235,025	204,773	184,605

Total	¥1,987,463	¥1,509,615	¥1,468,361

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.

(3)	Includes earthquake insurance.

(4)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, and credit and guarantee insurance and surety bonds.

     The following table, prepared on a U.S. GAAP basis, shows a breakdown of each key component of our property and casualty insurance premiums written for the year ended March 31, 2003:

	Direct	Reinsurance	Reinsurance	Net premiums written(1)
	premiums	premiums	premiums
	written	assumed	ceded	Amount	%

	(yen in millions, except percentages)
Automobile	¥909,341	¥6,374	¥17,596	¥898,119	47.31%
Compulsory Automobile Liability(2)	308,641	212,420	240,178	280,883	14.79%
Fire and Allied Lines(3)	290,189	36,630	67,838	258,981	13.64%
Personal Accident	157,434	2,954	5,311	155,077	8.17%
Cargo and Transit	67,660	4,458	9,745	62,373	3.29%
Hull	19,173	9,390	14,363	14,200	0.75%
Other(4)	235,025	53,121	59,222	228,924	12.05%

Total	¥1,987,463	¥325,347	¥414,253	¥1,898,557	100.00%

(1)	Net premiums written = direct premiums written + reinsurance premiums assumed – reinsurance premiums ceded.

(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.

(3)	Includes earthquake insurance.

(4)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, credit and guarantee insurance, and surety bonds.

Voluntary Automobile

     Automobile ownership in Japan has grown over the years and there is currently no other country in the world, except the United States, where a greater number of automobiles is owned. According to statistics published by the Japanese Automobile Inspection and Registration Association, as of May 31, 2003, approximately 77.0 million automobiles were owned in Japan. In line with high automobile ownership, the number of automobile accidents and the number of persons injured or killed in automobile accidents have remained at high levels despite various social efforts to reduce the number of accidents. To further the public policy of reducing losses from automobile accidents, the Automobile Liability Security Law provides for owner-operators’ tort liabilities that are more strict than those under the Japanese Civil Code’s general tort theory. Over the years, the average amount of damages awarded by Japanese courts in liability claim cases stemming from automobile accidents has increased, as has the public’s awareness of the risks involved in automobile ownership. This has led to a substantial increase in the demand for automobile insurance offered by Japanese non-life insurance companies, including us. According to data gathered by The General Insurance Association of Japan, the industry-wide aggregate amount of direct premiums written for voluntary automobile insurance in Japan rose from ¥2,762.3 billion for the year ended March 31, 1992 to ¥3,605.4 billion for the year ended March 31, 2003.

     Until 1998, automobile insurance in Japan generally consisted of one or more of the following principal types of coverage:

•	Bodily Injury Liability — covers a policyholder’s liability for bodily injuries to others resulting from the ownership, use or maintenance of an automobile. Compulsory automobile liability insurance (discussed below) also covers bodily injury liability; however the compulsory insurance will not pay above a certain maximum amount determined by Japanese law. This bodily injury liability coverage supplements the compulsory insurance scheme by paying the amount of liability in excess of the maximum amount covered by compulsory insurance. The per-person insured amount under this coverage is generally unlimited.

•	Property Damage Liability — covers liability for property damage resulting from the ownership, use or maintenance of an automobile included in the policy. One type of damage typically covered by this policy is damage to another’s vehicle as a result of a collision.

•	Rider’s Bodily Injury — covers bodily injuries of drivers and passengers resulting from collisions or other accidents. Like the self-incurred accident coverage, a fixed amount, without regard to the actual amount of damage, is payable according to a pre-set payment table.

•	Physical Damage — covers physical damage to automobiles resulting from collisions, thefts or other accidents.

     In 1998, Tokio Marine introduced into the Japanese market an innovative voluntary automobile insurance product called the Tokio Automobile Policy, or TAP. TAP, represented a breakthrough from the pre-liberalized days of standardized premiums and services in Japan. Our objective in developing TAP was to create an indemnity product that met a wide range of customer requirements. TAP’s most notable feature is the offering of bodily injury indemnity insurance. If a policyholder is injured in an automobile accident, a full settlement is paid to the injured policyholder, regardless of who was at fault. Together with broader coverage in connection with any physical damage to automobiles, TAP offers wide compensation coverage that was not previously available under conventional automobile insurance policies. TAP has proven to be an extremely successful product, and we have continuously improved on it. In 2000, Tokio Marine integrated all of its automobile insurance products into TAP, so that all of the features of a TAP policy were available to its automobile insurance policyholders.

     In 2000, Nichido Fire launched “Shimpai Gomuyo”, a comprehensive automobile insurance product with bodily injury indemnity coverage similar to TAP. In 2001, Nichido Fire integrated all of its automobile insurance products into “Shimpai Gomuyo”.

     In August 2003, we launched a risk-differentiated automobile product to strengthen price-competitiveness and to meet a wide variety of customer needs. Tokio Marine’s “TAP Navi” and Nichido Fire’s “Shimpai Gomuyo Navi” offer insurance coverage for a premium based on characteristics of each customer such as usage of insured automobile, status of the driver’s license in the public classification scheme and age.

     We classify our customers for automobile insurance into two broad categories: fleet customers who take out policies each covering ten or more automobiles, and non-fleet customers who take out policies each covering less than ten vehicles. Fleet customers generally include medium-size and large businesses, and non-fleet customers include individual and household customers, as well as small businesses. Different sets of premium rate tables apply to fleet and non-fleet customers.

Compulsory Automobile Liability

     Under the Automobile Liability Security Law, all automobiles operated on public roads in Japan (with certain minor exceptions) are required to be covered by “compulsory automobile liability insurance”, or CALI, which covers liability for bodily injuries. This type of insurance coverage is required in order to register an automobile and for periodic automobile inspections. Generally, if an automobile is not registered, it cannot legally be operated in Japan. Compulsory automobile liability insurance is designed to serve public policy by ensuring that people injured in automobile accidents receive a minimum payment for their injuries from those who are legally responsible. In light of this public policy, licensed non-life insurance companies in Japan cannot refuse to issue compulsory automobile liability policies except in limited cases.

     Under these compulsory insurance policies, the maximum amount of coverage for accidents resulting in death or permanent disability is limited to ¥30 million per person. The maximum amount for accidents resulting in other injuries is ¥1.2 million per person. Individuals who wish to purchase coverage beyond these maximum amounts may purchase automobile insurance with a bodily injury liability coverage on a voluntary basis (as described above). In order to reduce inconveniences caused by being covered by compulsory and voluntary policies, an insured can submit claims for indemnity under both the compulsory and voluntary policies to the insurance company that wrote the voluntary policy. Until April 1, 2002, 60% of all CALI insurance written was required by statute to be reinsured with the government. Since April 1, 2002, all CALI premium portfolios are reinsured with the CALI Reinsurance Pool in which all insurers operating CALI business participate.

Fire and Allied Lines

     Fire and allied lines insurance is one of the traditional lines of insurance we write. Fire and allied lines insurance (excluding earthquake insurance, which is described below) generally covers dwelling houses, shops, offices, factories and warehouses and their contents against loss or damage caused by fire, flood, storms, lightning, explosion, theft and other risks. In addition, some policies cover personal accident, third-party liability and loss of income caused by these kinds of events. Some of the products offered under this insurance line are deposit-type insurance.

     This type of insurance is written for individual customers to safeguard their personal financial security and for business customers to protect their on-going business operations. This type of insurance also provides mortgage lenders, whether residential or commercial, with protection against loss or damage to mortgaged properties. While the demand for this type of insurance has been steady, its relative share of our overall business has declined as voluntary automobile and compulsory automobile liability insurance and personal accident insurance have grown at a faster pace, due mainly to the rapid motorization of Japanese society.

     Under fire and allied lines insurance, insurers may be required to make indemnity payments of a huge aggregate amount in the event of a disastrously large windstorm, flood or other catastrophe. The following table shows information concerning major windstorms and floods in Japan that occurred during the last thirty years.

		Buildings	Buildings
Windstorms and floods	Date	damaged	flooded

Typhoon No. 17 and accompanying weather front	September 1976	11,193	442,317
Typhoon No. 20	October 1979	7,523	37,450
Downpour, July 1982	July 1982	851	52,165
Typhoon No. 10 and accompanying weather front	August 1982	5,312	113,902
Typhoon No. 8 and accompanying weather front	September 1982	651	136,308
Downpour, July 1983	July 1983	3,669	17,141
Typhoon No. 10	August 1986	2,683	105,072
Typhoon No. 19	September 1991	170,447	22,965
Downpour, August 1993	August 1993	824	21,987
Typhoon No. 18	September 1999	89,344	18,001
Hailstorm, May 2000	May 2000	24,692	43
Downpour, September 2000	September 2000	312	71,291

Source:	“Non-Life Insurance in Japan Fact Book 2001-2002”, The Marine and Fire Insurance Association of Japan.

     We paid insurance claims of ¥123.2 billion under fire and allied lines insurance with respect to Typhoon No. 19, which occurred in September 1991. This is the largest amount we paid during the last thirty years for a single catastrophic event. Prior to this thirty-year period — particularly when public and non-public measures against disasters were underdeveloped — Japan had experienced typhoons and windstorms that caused heavier damage than those listed in the above table. For example, the Isewan Typhoon of 1959 resulted in over 800,000 damaged buildings and over 300,000 flooded buildings.

Earthquake

     Japan is subject to earthquakes. Earthquake risk, however, is not easily underwritten by non-life insurance companies in Japan. This is because the loss that may result from one earthquake could be disastrously large and because the lack of adequate statistical data makes the actuarial analysis ineffective. In 1966, the Japanese government enacted the Law Concerning Earthquake Insurance, which implemented a government-sponsored earthquake insurance program for dwellings and their contents. The program incorporates a partial reinsurance arrangement with the government and limits the maximum insured amount.

     We write earthquake insurance under the Law Concerning Earthquake Insurance as an extension of fire insurance coverage for dwellings and their contents. The insured amount for earthquake coverage under these policies does not exceed a range of 30% to 50% of the insured amount for fire insurance coverage, up to a maximum amount of ¥50 million for the dwelling and ¥10 million for its contents. These maximum amounts are all prescribed by law. For the year ended March 31, 2003, our direct premiums written for earthquake insurance policies under the Law Concerning Earthquake Insurance represented 8.5% of our direct premiums written for fire and allied lines.

     Under the Law Concerning Earthquake Insurance, the aggregate amount of indemnity payable by all insurers to all policyholders for any one occurrence is limited to ¥4,500 billion. The earthquake risks written by direct insurers, including us, are wholly reinsured with the Japan Earthquake Reinsurance Company Limited, or JER, a private reinsurer in Japan owned by major Japanese non-life insurance companies, including us. This portfolio is protected by (1) an excess of loss reinsurance cover arranged between JER and the Japanese government and (2) another excess of loss reinsurance cover arranged among JER, Toa Reinsurance Company, Limited, or Toa, which is another private reinsurer in Japan, and the original direct insurers, including us, which participate in this insurance cover through retrocession agreements with JER. The maximum amount to be paid by JER for any one occurrence, net of the amount covered by reassurance ceded, is ¥380.0 billion. The maximum amount to be paid by the Japanese government for any one occurrence is ¥3,752.7 billion. The maximum aggregate amount to be paid by the original direct insurers and Toa for any occurrence according to the share specified under the retrocession agreements is ¥367.3 billion. Our share of that amount is approximately 29.3%. The Law Concerning Earthquake Insurance requires that, if there are special needs, such as insufficient existing funds for the payment of indemnity under earthquake insurance policies, the Japanese government will make efforts to arrange for, or to facilitate, financings by non-life insurance companies for these payments.

     We also write earthquake insurance for buildings and structures other than dwellings as an extension of fire insurance coverage on a private basis. This earthquake insurance is not entitled to the reinsurance arrangements under the Law Concerning Earthquake Insurance, and a substantial part of the risk associated with these policies is reinsured by reinsurers.

Personal Accident

     We write personal accident insurance for individual customers in Japan. Generally, the insurance covers personal injuries to the policyholder caused by certain types of accidents that are set forth in the policy.

     Typically, a fixed amount, regardless of the actual damages sustained, is payable according to a pre-set payment table. We offer a variety of personal accident insurance policy products, including:

•	General Personal Accident — covers the insured against a broad range of accidents resulting in personal injury, whether they occur at home or abroad. A fixed amount of indemnity is payable according to the type of injury (e.g., death, permanent disability or hospitalization). A general personal accident insurance policy may cover either one particular individual or all members of a particular household.

•	Income Indemnity — covers against the loss of income caused by an injury or illness.

•	Overseas Traveler’s Personal Accident — covers against accidents during travel and, if the insured has elected a special policy condition, against illness during travel.

•	Traffic Accident — covers the insured against collisions with, or accidents occurring on, automobiles, trains, planes, ships and other types of vehicles. A traffic accident insurance policy may cover either one particular individual or all members of a particular household.

     Some of the products under this line are offered as deposit-type insurance. We write personal accident insurance for individual customers primarily through our agents.

Cargo and Transit

     Marine cargo insurance covers goods aboard vessels against risks during international transportation or risks during transportation in coastal seas. The terms of international cargo insurance are generally governed by the Institute Cargo Clauses of the former Institute of London Underwriters, currently the International Underwriting Association. This line of insurance is unique in that it provides coverage against acts of war. Over 90% of insurance premiums of our marine cargo insurance is from international cargo. Japanese manufacturers and trading companies are our major clients for international cargo insurance.

     The marine cargo insurance business is generally conducted directly by our personnel and not by insurance agents. Insurance premiums written are affected primarily by levels of Japanese import and export trading activity.

     Inland transit insurance is usually purchased by the owners of goods to cover physical damage to those goods when they are transported by rail, truck or domestic air transport and when the goods are stored on land incidental to transit. Carriers of the goods, on the other hand, purchase inland transit liability insurance to cover their legal and contractual liabilities that may arise from handling the goods.

Hull

     Hull insurance is one of our traditional lines of insurance. Hull insurance covers ocean-going and coastal vessels against loss or damage caused by sinking, stranding, grounding, fire, collision and other maritime accidents. The coverage includes damage to the hull, loss of earnings and liability to others for damages. Hull war risk insurance covers vessels against loss or damage resulting from acts of war. Hull insurance is available not only to vessels in operation but also to vessels under construction for damages caused during the construction period.

     Our primary customers in this line are Japanese shipping companies, which operate Japan flag vessels or “flag of convenience” vessels, as well as Japanese shipbuilders. The marketing for these customers is generally conducted by our personnel directly and not by insurance agents or brokers. Our revenues in hull insurance are influenced by the number of vessels that are operated by Japanese shipping companies directly and by foreign shipping companies closely associated with Japanese shipping companies, as well as by the number of vessels being built by Japanese shipbuilders. These are in turn influenced by overall worldwide economic conditions and a number of global competitive factors affecting the respective industries of our customers.

     A significant portion of our hull insurance premiums received is denominated in currencies other than the Japanese yen, primarily the U.S. dollar.

     Because accidents involving vessels can result in large losses, we properly reinsure these risks with Japanese and overseas reinsurers.

Other Lines

     Other types of property and casualty insurance we write include liability insurance, aviation insurance, workers’ compensation insurance, movables comprehensive insurance, contractors’ all-risk insurance, e-risk insurance, nuclear insurance, weather insurance, event cancellation and abandonment insurance, credit and guarantee insurance, and surety bonds. Liability insurance is written primarily for business customers and includes product liability insurance, directors’ and officers’ liability insurance and umbrella liability insurance. Movables comprehensive insurance covers damages resulting from loss, theft or destruction of various types of movable property.

Deposit-Type Insurance Products

     Deposit-type insurance products combine a long-term insurance policy with a savings feature. We and other non-life insurance companies in Japan are permitted to attach a savings feature to almost all personal lines of insurance other than compulsory automobile liability insurance. The premium for the insurance portion is accounted for as premium written, and the premium for the savings portion is accounted for as “investment deposits by policyholders.” For the year ended March 31, 2003, premiums written arising from deposit-type policies accounted for 2% of our direct premiums written for property and casualty insurance.

     These policies, which have terms ranging from two to 64 years, provide for the repayment at maturity of the savings-related portion of the premiums together with interest calculated on that amount at a specified rate. The policyholder knows of the maturity value of the savings-related portion of the policy when he or she takes out the policy. Additional payments may also be made depending upon our investment performance during the term of the policy and other factors. Our repayment of the savings-related portion of the premiums and the payment of interest are conditioned on the policy remaining in effect until maturity. Consequently, where a claim for a total loss terminates the policy, we are released from our obligations to make payments to the policyholder. A total loss occurs in only a small number of cases each year. The policyholder can terminate the deposit-type insurance contract before the maturity date by paying us a pre-determined commission.

     The contractual rate of interest credited to the policy varies by product and length of policy and is established at the beginning of the policy. We cannot change the committed interest rate during the policy term, unless under extraordinary circumstances where policy terms are changed pursuant to the Insurance Business Law. Committed interest rates on newly issued policies ranged from 0.10% to 1.60% for the year ended March 31, 2003, 0.10% to 2.00% for the year ended March 31, 2002 and from 0.20% to 2.00% for the year ended March 31, 2001.

     The savings-related portion of the premiums received under deposit-type insurance is invested primarily in securities other than equity securities. The investment return may exceed or fall short of the committed interest depending on, among other factors, the expected rate of interest, the market interest rates of these securities and the extent to which the terms of these securities match the terms of the deposit-type insurance policies. We adjust from time to time the committed interest offered on new deposit-type insurance policies to reflect changes in the market levels of interest rates.

Launch of “Cho Hoken” and “Cho Business Insurance”

     Tokio Marine and Nichido Fire launched “Cho Hoken”, meaning “Super Insurance”, a jointly developed product, during the fiscal year ended March 31, 2003. Cho Hoken, which we believe is an innovative product in the Japanese market, integrates property-casualty and life insurance coverage for individual customers. We intend to offer opportunities for lifetime security to our customers through the marketing of this product, which is a new business approach to the Japanese insurance market. For corporate customers, we released “Cho Business Insurance”, a comprehensive policy for business activities, which was also jointly developed by Tokio Marine and Nichido Fire, during the fiscal year ended March 31, 2003. Cho Business Insurance offers comprehensive coverage for various risks faced by small and medium-sized corporations, including fire, business interruption, general liability and personal accident of employees.

Third Sector Insurance Business

     In the Japanese insurance industry, the “third sector” refers to insurance products and services that do not fall within the traditional life and non-life insurance areas, such as personal accident, medical and cancer insurance, and insurance covering expenses for nursing care. Before January 2001, non-life insurance companies were not permitted to participate in the medical and cancer insurance business. However, since January 2001, non-life insurance companies have been permitted to offer products in this area through life insurance subsidiaries, and we introduced cancer insurance and medical insurance products through Tokio Marine Life. Since July 2001, non-life insurance companies have been permitted to offer “third sector” products to consumers directly, and Tokio Marine and Nichido Fire have launched their line-up of new cancer, medical and nursing care insurance products which were developed jointly.

     In 2003, Tokio Marine Life released “Medical Mini”, a medical insurance product featuring simplified terms and conditions at an affordable price, thereby continuing to expand its business in this area.

Premium Rates

     A premium under an insurance policy corresponds to the “sales price” of that insurance product. There are two components of a premium: the “pure premium”, which represents the cost of claims payment, and the “loading”, which represents the agent commissions and certain other costs to the insurer. The pure premium is determined by multiplying the amount insured by the applicable premium rate, which represents the probability that the loss covered by the insurance policy will occur. The premium rate is calculated by a formula which, on the basis of the “law of large numbers”, purports to reflect the statistical likelihood that the loss will occur. The “law of large numbers” is a mathematical premise that states that the greater the number of exposures, (1) the more accurate the prediction, (2) the less the deviation of the actual losses from the expected losses and (3) the greater the credibility of the prediction. Out of a large group of policyholders, an insurance company can fairly accurately predict the number of policyholders who will suffer a loss. The Law Concerning Non-Life Insurance Rating Organizations requires that premium rates be “reasonable and appropriate in accordance with the mathematical principles of insurance”, and that they not be “unfairly discriminatory”.

     Until July 1, 1998, premium rates for certain lines of non-life insurance were established by the rating organization that dealt with that particular line of insurance, such as the Automobile Insurance Rating Organization and the Property and Casualty Insurance Rating Organization. Almost all non-life insurance companies, including us, participate in the activities of these rating organizations, although we are not required to do so. As discussed in “Regulation”, the 1998 amendment to the Law Concerning Non-Life Insurance Rating Organizations abolished this arrangement. Since 1998, the rating organizations have served in an advisory capacity to the non-life insurance companies. They calculate advisory or “reference risk premium” rates, prepare standard forms of insurance contracts and collect a wide range of insurance-related data. As a result of this liberalization, non-life insurance companies may set their own premium rates for their products. This has had the effect of intensifying the competition in the industry. For some lines of insurance, however, such as earthquake insurance and compulsory automobile liability insurance, non-life insurance companies are obligated to use standardized rates.

Reinsurance

     In order to reduce our maximum potential net loss and to maximize the return on our retained risk portfolio, we cede and hedge a portion of our insurance risks to other insurers, reinsurers and investors by way of reinsurance and risk financing tools.

     The benefits of reinsurance include the stabilization of profits by reducing fluctuations of loss ratios arising from large or multiple claims, the procurement of greater capacities to write larger risks and the control over exposure to extraordinary losses or catastrophes.

     We cede to reinsurers a portion of the risks we underwrite for property and casualty insurance. We pay reinsurance premiums to the reinsurers based upon the risks that are subject to reinsurance. Although a reinsurer is liable to us to the extent of the risks assumed, we remain liable as the direct insurer to policyholders on all these risks.

     We cede reinsurance to various reinsurers around the world. These reinsurers are selected primarily for their financial security. We believe that no material amounts are uncollectible from our current reinsurers.

     We utilize a variety of reinsurance arrangements, which are classified into two basic types: proportional reinsurance and excess-of-loss reinsurance.

•	Proportional reinsurance. This type of reinsurance involves reinsurers sharing a proportional part of the original premiums and losses under the reinsurance cession assumed. This type of reinsurance is used as a means to limit a loss amount on an individual-risk basis. In proportional reinsurance, the reinsurer customarily pays the ceding company a ceding commission, which is generally based upon the ceding company’s cost of acquiring the business ceded and may also include the ceding company’s margin. In most cases, this type of reinsurance is arranged in the form of a reinsurance treaty, where the ceding company is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining a separate prior consent to each cession from the reinsurers. If the underwriting capacity provided by such a treaty is not sufficient, the ceding company would have to arrange for “facultative reinsurance”, whereby a separate prior consent would have to be obtained from each reinsurer.

•	Excess-of-loss reinsurance. This type of reinsurance indemnifies the ceding company against a specified level of loss on underlying insurance policies in excess of a specified agreed amount. Excess-of-loss reinsurance is usually arranged in layers to secure greater capacity with more competitive pricing by offering various levels of risk exposure with different terms for reinsurers with different preferences. This type of reinsurance is commonly used as a means to protect against the occurrence of catastrophes, such as earthquakes and windstorms, by capping the total accumulated amount of losses from the retention on each individual risk after recovery of losses from proportional reinsurance.

     Tokio Marine manages its insurance risk portfolio in a manner similar to the concept of “Value at Risk” used in managing risks in the financial markets. It takes a mathematical approach in calculating the optimal retention for most lines of risks. Under this approach, potential fluctuations of underwriting results are estimated in terms of risks and returns. The actual amount of risk retained is determined by taking the amount of internal reserves into consideration, together with the outcome of the risk and return analysis. Based on these methods, Tokio Marine believes it adequately controls its exposure per risk and per occurrence.

     The Insurance Business Law limits the amount of any one risk that an insurer can retain after reinsurance. These limits are computed for each major line of insurance on the basis of a certain percentage of total assets of the insurer. The amount we actually retained is substantially lower than the limits set by the regulation.

     We assume reinsurance from direct insurers and professional reinsurers as an additional source of income. The premiums we assumed from foreign insurers and reinsurers are generally in foreign currencies, in particular U.S. dollars.

     In November 1997, Tokio Marine obtained ten-year coverage from the capital markets for up to $90 million of specified Tokyo-area earthquake risks through a bond offering by Parametric Re Ltd., a special purpose reinsurance company in the Cayman Islands. The Parametric Re transaction represented the first participation in a “catastrophe bond” by a Japanese insurance company, and was intended to provide us with a long-term, stable and fully collateralized supplemental source of catastrophe coverage through the capital markets. The Parametric Re transaction is indicative of our interest in utilizing traditional and non-traditional resources to respond to the changing needs of clients and the increasing deregulation in the markets.

     One of the most important targets of our global risk management through reinsurance is to increase our capital efficiency. Tokio Marine has been purchasing traditional reinsurance to reduce our exposure to natural catastrophe risk in Japan, where most of our natural catastrophe risk is concentrated.

     Additionally, Tokio Marine developed a new risk management method by establishing a natural catastrophe risk exchange with other premier insurers and reinsurers including State Farm Automobile Mutual and Swiss Re. This exchange allows its paricipants to diversify their respective risk portfolios and thereby to improve their capital efficiency. Tokio Marine cedes domestic risk and assumes overseas risk through this exchange. Tokio Marine executes these transactions (other than transactions with State Farm Automobile Mutual) through Tokio Millennium Agency Ltd., which was launched in May 2003 as a wholly owned subsidiary of Tokio Millennium Re Ltd.

     In addition to the natural catastrophe exchange, Tokio Millennium Re and Tokio Marine Global Re assume reinsurance to further diversify our risk portfolio. Tokio Millennium Re specializes in natural catastrophe reinsurance and the alternative risk transfer business. Tokio Marine Global Re assumes traditional reinsurance mainly in South East Asia.

     The following table, prepared on a U.S. GAAP basis, shows our reinsurance premiums assumed and ceded, and retention ratio, for each of the periods indicated:

	Year ended March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions, except percentages)
Direct premiums written	¥1,987,463	¥1,509,615	¥1,468,361
Reinsurance premiums assumed	325,347	138,362	94,117
Reinsurance premiums ceded	(414,253)	(266,494)	(238,571)

Net premiums written	¥1,898,577	¥1,381,483	¥1,323,907

Retention ratio(2)	82.1%	83.8%	84.7%

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

(2)	The retention ratio is calculated by dividing the net premiums written by the total of direct premiums written and reinsurance premiums assumed.

Property and Casualty Losses and Reserves

     Loss and Expense Ratios

     The following table, prepared on a U.S. GAAP basis, shows information with respect to our loss and expense ratios for our principal lines of property and casualty insurance for each of the periods indicated:

	Year ended March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions, except percentages)
Automobile:
Net premiums written	¥898,119	¥700,890	¥686,666
Net premiums earned	902,491	703,395	682,396
Net loss incurred	510,457	391,358	428,273
Net loss ratio(2)	56.6%	55.6%	62.8%
Compulsory Automobile Liability:
Net premiums written	¥280,883	¥114,903	¥110,373
Net premiums earned	174,074	109,964	107,973
Net loss incurred	129,482	71,895	70,218
Net loss ratio(2)	74.4%	65.4%	65.0%
Fire and Allied Lines:
Net premiums written	¥258,981	¥177,635	¥159,465
Net premiums earned	239,318	162,627	153,695
Net loss incurred	84,363	64,706	63,267
Net loss ratio(2)	35.3%	39.8%	41.2%
Personal Accident:
Net premiums written	¥155,077	¥121,227	¥126,068
Net premiums earned	155,603	123,976	131,602
Net loss incurred	66,604	53,740	56,993
Net loss ratio(2)	42.8%	43.3%	43.3%
Cargo and Transit:
Net premiums written	¥62,373	¥55,293	¥53,039
Net premiums earned	62,017	53,864	52,990
Net loss incurred	28,939	27,854	28,009
Net loss ratio(2)	46.7%	51.7%	52.9%
Hull:
Net premiums written	¥14,200	¥14,200	¥13,961
Net premiums earned	14,477	13,709	14,102
Net loss incurred	13,050	9,327	8,584
Net loss ratio(2)	90.1%	68.0%	60.9%
Other:
Net premiums written	¥228,924	¥197,335	¥174,335
Net premiums earned	212,988	175,427	167,981
Net loss incurred	120,786	117,885	124,344
Net loss ratio(2)	56.7%	67.2%	74.0%
Total:
Net premiums written	¥1,898,557	¥1,381,483	¥1,323,907
Net premiums earned	1,760,968	1,342,962	1,310,739
Net loss incurred	953,681	736,765	779,688
Net loss ratio(2)	54.2%	54.9%	59.5%
Net loss adjustment expenses incurred — unallocated	¥76,412	¥61,449	¥53,370
Ratio losses and loss adjustment expenses incurred to net premiums earned(A)	58.5%	59.4%	63.6%
Underwriting and administrative expenses incurred	¥630,005	¥482,590	¥479,905
Ratio of underwriting and administrative expenses incurred to net premiums written(3)(B)	33.2%	34.9%	36.2%
Combined loss and expense ratios(4)	91.7%	94.3%	99.8%
Net premiums/direct premiums written ratio	95.5%	91.5%	90.2%

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

(2)	Ratio of (x) net loss incurred to (y) net premiums earned.

(3)	These data are for our property and casualty business only.

(4)	Sum of (A) and (B).

     Property and Casualty Reserves

     When claims are made by or against a policyholder, any amounts that we pay or expect to pay to the policyholder are referred to as losses, and the costs of investigating, resolving and processing those claims are referred to as loss adjustment expenses. We establish reserves for losses and loss adjustment expenses for claims under property and casualty insurance policies and reinsurance policies. We establish these reserves each year for each principal line of property and casualty insurance. In accordance with U.S. GAAP, we do not establish specific loss or loss adjustment expense reserves until an event that causes a loss has occurred.

     Loss and loss adjustment expenses fall into two categories:

•	Reserves for reported claims. These reserves are based on our estimates of future payments that will be made in respect of claims, including expenses related to those claims. These estimates are made on a case-by-case basis and are based on the facts and circumstances available at the time the reserves are established. These estimates reflect the informed judgment of the claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These reserves are periodically adjusted in the ordinary course of settlement and represent the estimated ultimate costs necessary to bring all the pending reported claims to final settlement. Consideration is given to historic trends and disposition patterns and loss payments, pending levels of unpaid claims and types of coverage.

•	Reserves for incurred but not reported claims. These reserves are established to recognize the estimated cost of losses that have occurred but as to which we do not yet have notice. These reserves, like reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims arising out of losses to final settlement. Since nothing is known about the occurrence of the losses, we rely on our past experience to estimate our liability in respect of incurred but not reported claims. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other demographic and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are some of the factors used in projecting reserve requirements for incurred but not reported claims. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

     We factor in the following loss development information, among others, when establishing reserves for incurred but not reported losses:

•	For fire and allied lines insurance: (1) substantially all losses are paid or recognized within one year from the casualty date and (2) substantially all underwriting risk is assumed in Japan.

•	For liability and workers’ compensation insurance: (1) approximately 90% of losses are recognized within two years from the casualty date and (2) for underwriting risk assumed outside Japan, we make reserves based on reports from actuaries in the relevant countries.

•	For automobile, personal accident, cargo and transit, hull and all other insurance: (1) except for physical damage claims under automobile insurance, substantially all losses are paid or recognized within two years from the casualty date, (2) for physical damage claims under automobile insurance, approximately 90% of all losses are paid or recognized within one year and (3) substantially all underwriting risk is assumed in Japan.

     The ultimate cost of losses and loss adjustment expenses is subject to a number of highly variable circumstances. From when a claim is reported to when it is finally settled, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Items such as changes in the legal environment, results of litigation, changes in medical costs, costs of automobile and home repair materials and labor rates can substantially impact claim costs. These factors can cause actual developments to vary from expectations, and in some cases materially. Claim reserve adjustments are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.

     We believe, based on information currently available to us, that our property and casualty reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process. Accordingly, ultimate losses may differ from our initial estimates.

     Reconciliation of Beginning and Ending Reserves

     The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of our beginning and ending reserves for property and casualty insurance, including the effect of reinsurance ceded, for each of the periods indicated:

	Year ended March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Balance at beginning of year	¥875,463	¥854,952	¥821,088
Less reinsurance recoverables	247,861	255,696	257,221

Net balance at beginning of year	627,602	599,256	563,867

Adjustment in connection with the acquisition	141,940	—	—
Incurred related to:
Current year insured events	1,029,655	802,061	829,097
Prior year insured events	438	(3,847)	3,961

Total incurred	1,030,093	798,214	833,058

Paid related to:
Current year insured events	590,791	481,710	519,627
Prior year insured events	417,105	288,158	278,042

Total paid	1,007,896	769,868	797,669

Foreign currency translation adjustments	(1,987)	—	—
Net balance at end of year	789,752	627,602	599,256
Plus reinsurance recoverable	342,132	247,861	255,696

Balance at end of year	¥1,131,884	¥875,463	¥854,952

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

     Prior year claims and expenses incurred, as reflected in the preceding table, resulted principally from re-estimating and settling claims established in earlier accident years in amounts that differed from expectations.

  Operations

     Sales and Marketing

     In addition to our head offices, which are located in Tokyo, Tokio Marine had 67 branches and 303 sub-branches located throughout Japan, and Nichido Fire had 51 branches and 220 sub-branches located throughout Japan, as of March 31, 2003. Branches and sub-branches carry out ordinary insurance activities, such as loss adjustment and claim settlement, in specified geographical areas or for certain categories of industries, all at their own discretion within authorized limits. Certain activities in the branches are under the control of Tokio Marine and

Nichido Fire’s head office in Tokyo, including all reinsurance business and transactions involving amounts which exceed the branches’ authorized limits.

     Non-life insurance in Japan is sold primarily through a network of full- and part-time insurance agents. As of March 31, 2003, Tokio Marine had approximately 53,700 insurance agents, approximately 50% of whom sell our insurance exclusively. As of the same date, Nichido Fire had approximately 25,000 insurance agents apart from approximately 1,300 employees of its direct sales staff. These agents include corporations and individuals. Agents have historically been compensated on a commission basis, with rates varying according to the type of insurance and the qualifications of the agents. We recently introduced a new compensation system that uses individual performance criteria to a greater extent in determining compensation for agents. Insurance agents in Japan are required to be registered with the Financial Services Agency.

     Our agents in Japan are authorized to write substantially all lines of insurance. Approximately 93% of our total direct premiums written (including deposits received) in the year ended March 31, 2003 originated through our agents. Through our underwriting agents, subsidiaries and affiliates, we sell insurance in 41 countries and territories overseas, including the United States, where we sell insurance in all 50 states. Approximately 4% of our direct premiums written for the year ended March 31, 2003 originated from policies written outside of Japan.

     Tokio Marine adopted an on-line agency system in 1991 and continuously expanded this system, which allows for greater efficiency in the contract process by allowing agents to directly input and access contract data. As of March 31, 2003, this on-line system was available through approximately 127,000 terminals. The number of contracts whose terms were directly input by agents using this system rose from approximately 5 million in the year ended March 31, 2000 to over 9.9 million in the year ended March 31, 2003.

     We have made efforts in developing the on-line systems for agents to increase work efficiency and strengthen sales capabilities at both insurance companies and agents. During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire began to develop “Millea Partners Net”, a new on-line system for agents utilizing broadband communications.

     In addition to the traditional agency system used to sell insurance products, since April 2001, as a result of insurance industry deregulation, Japanese commercial banks have been permitted to sell certain insurance products of their affiliated insurance companies at their branch offices. We utilize commercial banks, with their national and regional networks of branches, as a distribution channel for our products.

     Claims Processing

     Claims of policyholders are accepted for processing either by insurance agents or directly by us at our branch offices. There is great customer demand for quick claims processing at a nearby office. In view of the intensifying competition among various sectors in the insurance and other financial markets in Japan, we have focused on expediting claims processing in order to satisfy customer needs. In 1999, Tokio Marine and Nichido Fire introduced a new system which enables them to provide the same quality claims service to their policyholders, even during weekends or holidays, after receiving notice of a loss at a centralized call center. For policyholders of our overseas travel accident insurance, we have facilities to respond to phone calls from policyholders traveling anywhere in the world and provide appropriate services to these customers. As of July 1, 2003, there were 218 claims handling offices for Tokio Marine and 136 claims handling offices for Nichido Fire throughout Japan, including their branch offices, that engage in claims processing work.

     Operational Reforms of Nichido Fire

     On April 25, 2002, the Financial Services Agency issued an administrative order to Nichido Fire which, among other things, prohibited Nichido Fire from selling automobile insurance products for a three-day period. The Financial Services Agency, or FSA, issued this order as a result of Nichido Fire’s failure to comply with applicable laws regarding FSA approval of automobile insurance. On August 1, 2002, the FSA issued a further administrative order to Nichido Fire after discovering that some Nichido Fire sales agencies had sold automobile insurance during the three-day suspension period.

     In order to address the control weaknesses that resulted in these FSA orders, Millea Holdings and Nichido Fire announced that Nichido Fire will adopt various operational reform measures under our supervision and instruction. These include the exchange of directors and other personnel between Nichido Fire and Tokio Marine; the separation of Nichido Fire’s legal and compliance functions, the increase of headcount in both those functions, and the ceding of responsibility for certain compliance functions to Millea Holdings; and the strengthening of Nichido Fire’s supervision of affiliated sales agencies. Millea Holdings will continue to monitor and supervise the outcome of Nichido Fire’s efforts in order to ensure future compliance with applicable regulatory requirements.

Investments

     We invest in a portfolio of assets using funds which represent either (1) our general funds, including that portion of net premiums written that have not been disbursed as claims payments or (2) that portion of deposit premiums by policyholders under deposit-type insurance that are not due for refund to the policyholders.

     Our principal investment objectives are: first, to maintain the high quality of our investment assets in order to strengthen our claim payment capabilities; second, to maintain sufficient liquidity to timely meet the requirements of indemnity payments and payments of maturity refunds and dividends; and third, subject to satisfying the first two objectives, to obtain the highest possible return on our investments. We also seek to maintain and enhance our business relationships with major corporate customers in Japan by investing in the equity securities of those customers on a long-term basis.

     We engage in asset-liability management with respect to long-term assets and liabilities, seeking a stable present net asset value by hedging interest rate risk. We also seek to increase profit by investing flexibly in various assets that we believe will produce profits commensurate with the associated risks.

     The Japanese government’s regulations concerning non-life insurance companies specify the types of assets in which they can invest, and also set upper limits on various kinds of investments based on a percentage of the book value of total assets. For example, investment in domestic stocks is limited to 30% of the book value of total assets, real estate to 20%, and assets in foreign currency to 30%. Under special circumstances, the Financial Services Agency may approve investments in excess of these limits.

     Our investment portfolio consists primarily of Japanese and foreign equity securities, Japanese and foreign bonds and loans to Japanese companies. The following table, prepared on a U.S. GAAP basis, shows our investments as of each date indicated:

	As of March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Investments — other than investments in related parties:
Securities held to maturity, at amortized cost	¥883,336	¥470,188	¥342,839
Securities available for sale:
Fixed maturities, at fair value	3,421,624	2,002,069	1,811,997
Equity securities, at fair value	2,534,221	2,693,591	2,932,151
Trading securities, at fair value	25,936	—	—
Mortgage loans on real estate	148,655	144,323	164,542
Investment real estate	82,886	96,967	104,786
Policy loans	29,171	20,615	19,112
Other long-term investments	559,004	535,666	639,086
Short-term investments	660,370	665,406	803,431

Total investments	¥8,345,203	¥6,628,825	¥6,817,944

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See

“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

  Securities Available for Sale

     The following table, prepared on a U.S. GAAP basis, shows our investments in securities available for sale by type (other than in related parties) as of each date indicated:

	As of March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Japanese bonds	¥2,865,672	¥1,576,596	¥1,368,793
Foreign bonds	555,952	425,473	443,204

Total bonds	3,421,624	2,002,069	1,811,997

Japanese equities	2,343,710	2,515,023	2,707,059
Foreign equities	190,511	178,568	225,092

Total equities	2,534,221	2,693,591	2,932,151

Total securities available for sale	¥5,955,845	¥4,695,660	¥4,744,148

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

     Japanese bonds. We invest in Japanese government bonds, local government bonds and corporate bonds, which generally yield higher returns on investment, yet are nearly as liquid, when compared with deposits and savings or call loans. We purchase Japanese bonds primarily to meet future obligations arising from insurance and investment contracts.

     Foreign bonds. We invest in government and corporate bonds of foreign issuers with a view toward generating interest income which is generally higher as compared with investments in Japanese bonds under recent market conditions. We also invest with a view toward maintaining a certain degree of liquidity in our assets in the event of a major natural disaster in Japan that temporarily incapacitates the Japanese financial and monetary system and necessitates indemnity payments under our policies. We manage and control foreign exchange exposures within certain parameters, primarily by using forward exchange contracts and currency options.

     Japanese equities. As part of our investment activities, we invest in equity securities of Japanese companies, primarily in equity securities listed on the Tokyo Stock Exchange, consistent with our overall investment objectives. We also seek to maintain and enhance our business relationships with major corporate customers in Japan by investing in the equity securities of those customers on a long-term basis.

  Loans

     The following table, prepared on a U.S. GAAP basis, shows our investments in loans (other than those to related parties) as of each date indicated:

	As of March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Mortgage loans on real estate	¥148,655	¥144,323	¥164,542
Mortgage loans on vessels and facilities(2)	22,125	25,061	29,203
Collateral and bank-guaranteed loans(2)	22,096	29,800	36,650
Unsecured loans(2)	440,997	404,419	485,655

	As of March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Policy loans	29,171	20,615	19,112

Total	¥663,044	¥624,218	¥735,162

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

(2)	Included in “other long-term investments” in our balance sheet prepared in accordance with U.S. GAAP.

     Most of our loans are to corporate borrowers in Japan. Since the financial needs of major corporate borrowers are at a low level under present economic conditions, and because these borrowers tend to look more to capital markets in raising funds, the aggregate amount of our loans outstanding has declined over the last few years. The increase in loans outstanding as of March 31, 2003, when compared with loans outstanding as of March 31, 2002 results solely from the inclusion of Nichido Fire.

     We have been stressing the marketing of our loans to large enterprises. As a result, the amount of loans outstanding to them has remained relatively stable. On the other hand, the amount of outstanding loans to medium and small enterprises has been decreasing due to their declining credit needs. The interest rates of roughly half of our loans are fixed, and the remainder are variable. Maturities of loans generally range from one to ten years.

  Short-Term Investments

     The following table, prepared on a U.S. GAAP basis, shows our short-term investments by type as of each date indicated:

	As of March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Call loans	¥440,093	¥403,700	¥254,400
Commercial paper	599	61,472	203,874
Deposits and other invested cash	219,678	200,234	345,157

Total	¥660,370	¥665,406	¥803,431

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

     Call loans are short-term loans, with maturities generally ranging from overnight to three weeks, that are made to banks, securities companies and money market dealers. We invest in call loans in order to maintain necessary liquidity in our investment portfolio while seeking to generate returns based on interest rates that reflect current market conditions.

Investment Results

     The following table, prepared on a U.S. GAAP basis, shows our investment results for each of the periods indicated:

	Year ended March 31,

	2003(1)(2)	2002(1)(2)	2001(1)

	(yen in millions)
Investment income:
Interest on fixed maturities	¥65,762	¥51,913	¥50,541
Dividends from equity securities	32,785	29,409	30,002
Interest on mortgage loans on real estate	3,715	4,219	4,569
Rent from investment real estate	12,817	12,907	14,050
Interest on policy loans	1,156	830	757
Interest on other long-term investments	11,475	11,802	15,421
Interest on short-term investments	5,677	4,113	4,416
Others	1,715	7,987	27,967

Gross investment income	135,102	123,180	147,723
Less investment expenses	26,791	18,499	19,871

Net investment income	108,311	104,681	127,852

Realized gains (losses) on investments:
Fixed maturities	11,553	8,244	9,400
Equity securities	(37,957)	(11,900)	53,578
Other investments	(3,471)	2,636	(6,836)

Realized gains (losses) on investments	(29,875)	(1,020)	56,142

Total net investment income and realized gains on investments	¥78,436	¥103,661	¥183,994

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

(2)	Beginning with the year ended March 31, 2002, we changed the way in which we present gains and losses on derivative transactions in our statement of income as a result of our adoption of SFAS No. 133. Under this new presentation format, we include both realized and unrealized gains/losses on derivatives, including changes in fair values of derivative instruments, in a separate line item called “gains (losses) on derivatives”. For the years ended March 31, 2003 and 2002, gains (losses) on derivatives amounted to ¥76,564 million and ¥(7,319) million, respectively. These amounts reflect certain derivatives-related items that previously had been reflected in “net investment income” or “realized gains (losses) on investments”. Accordingly, the amounts shown in this table for the years ended March 31, 2003 and 2002 are not directly comparable to the amounts shown for the year ended March 31, 2001. For further information, see notes 1(g), 4 and 15 to our consolidated financial statements.

Other Businesses

Life Insurance Business

     Following an amendment to the Insurance Business Law, which permitted non-life and life insurance companies to enter one another’s markets through subsidiaries, Tokio Marine established The Tokio Marine Life Insurance Company, Limited, or Tokio Marine Life, in August 1996 to carry out its life insurance business. In addition, Nichido Fire established The Nichido Life Insurance Co., Ltd., or Nichido Life, in 1996. Since these two subsidiaries were established, our life insurance business has experienced rapid growth. We had more than one million existing policies as of March 31, 2003. In April 2003, we made Tokio Marine Life and Nichido Life our direct subsidiaries and we plan to merge the two subsidiaries on October 1, 2003, subject to receipt of necessary governmental approvals.

     We are, for the time being, focusing our sales efforts on quasi-participating type life insurance products. We seek to position these products to compete with existing life insurance companies by offering competitive premium rates. Currently, our main products include comprehensive lifetime insurance, fixed term insurance and pension insurance.

     We see product innovation as a core element of our strategy, and work to develop new products that will satisfy customer needs. For example, Tokio Marine Life’s Nagawari is a lapse-supported whole-life insurance product which allows us to offer lower premiums by making use of an assumed lapse rate. Mittsu-no-Anshin, or “Triple Coverage”, a new type of comprehensive whole life insurance which provides combined coverage for hospitalization, nursing care and death benefits, won an innovative-product award in February 1998 from the Nihon Keizai Shinbun, the Japanese daily business journal. In 1999, Tokio Marine Life launched Nagawari Mittsu-no-Anshin, a product which combines the characteristics of the two previously released products. In 2002, Tokio Marine Life made revisions to “Household Income Coverage” insurance, a fixed term insurance product which covers household income by monthly payment of insurance money, available for a reasonable premium.

     We utilize our property and casualty insurance business’s nationwide network of insurance agents to sell life insurance products. We rely largely on our property and casualty insurance business agents for marketing and sales. We plan to further strengthen cross-selling of life and non-life insurance products. To achieve this, in 2002, we started utilizing “promoters”, who are sales support personnel to assist insurance agents in marketing life insurance products. We also increased the number of “Life Partners”, our direct sales staff for life insurance. We also aim to further strengthen other distribution channels such as agents specializing in life products and sales through banks.

     Since we began operations, we have steadily expanded our life insurance business, actively introducing and marketing innovative products. Our total insurance-in-force as of March 31, 2003 was ¥11.9 trillion, compared to ¥9.0 trillion as of March 31, 2002.

Overseas Operations

     Our overseas business dates back to 1880, when Tokio Marine started offering insurance products in the United Kingdom, France and the United States. As of March 31, 2003, we maintained branch offices in the United States and China and overseas offices in 29 other countries, territories and jurisdictions.

     We issue insurance policies in 41 countries and territories outside of Japan. A substantial portion of these policies is for overseas subsidiaries and affiliates of our corporate customers in Japan. Most of our overseas underwriting business is conducted by Tokio Marine as well as by the following principal subsidiaries and affiliates:

•	Asia and Oceania — The Tokio Marine and Fire Insurance Company (Hong Kong) Limited, The Sri Muang Insurance Co., Ltd., The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited and Tokio Marine Management (Australasia) Pty. Ltd.

•	The Americas — Tokio Marine Management, Inc., First Insurance Company of Hawaii, Ltd., Tokio Marine Compañia de Seguros, S.A. de C.V., Tokio Marine Brasil Seguradora S.A. and Tokio Millennium Re Ltd.

•	Europe, the Middle East and Africa — Tokio Marine Europe Insurance Limited and Tokio Marine Global Re Limited.

     One of our objectives is to expand the profitability and size of our international operations simultaneously on a coordinated basis, with particular emphasis on Asia. We have entered into a business alliance in Korea with the Samsung Fire & Marine Insurance Co., Ltd. and in China with The People’s Insurance Company of China.

     In December 2002, we launched Millea Asia Pte. Ltd. as an intermediate holding company in Singapore to facilitate the growth of our Asian insurance business. We transferred the Asian insurance management operations of Tokio Marine to the new company in April 2003. Millea Asia is in charge of planning our business growth strategy in the Asian region (excluding Japan), including through mergers, acquisitions and business tie-ups, and managing our local subsidiaries. In December 2002, Millea Asia invested in Newa Insurance Co., Ltd., a property and casualty insurance company in Taiwan. In April 2003, Millea Asia signed an agreement concerning an investment in Sino Life Insurance Co., Ltd., a life insurer in China, jointly with Tokio Marine.

Subsidiaries and Affiliates

Significant Subsidiaries

     The following were our significant subsidiaries as of March 31, 2003, all of which were wholly owned and incorporated in Japan, except as otherwise noted: The Tokio Marine and Fire Insurance Company, Limited, The Nichido Fire and Marine Insurance Company, Limited, The Tokio Marine Life Insurance Company, Limited, The Nichido Life Insurance Company, Limited, The Tokio Marine Career Service Company, Limited, Tokio Marine Europe Insurance Limited (incorporated in the United Kingdom), The Tokio Marine and Fire Insurance Company (Hong Kong) Limited (incorporated in Hong Kong, China), Trans Pacific Insurance Company (incorporated in New York, U.S.A.), Tokio Millennium Re Ltd (incorporated in the Bermudas), Tokio Marine Global Re Limited (incorporated in Ireland), Tokio Marine Asset Management Company, Limited (97.5% owned), The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited (80% owned) (incorporated in Singapore), Tokio Marine Brasil Seguradora S.A. (91.3% owned) (incorporated in Brazil), Nichido Investment (Luxembourg) S.A. (incorporated in Luxembourg) and Tokio Marine Financial Solutions Ltd. (incorporated in the Cayman Islands).

Relationships with the Mitsubishi Group

     Tokio Marine is a member of the Mitsubishi Group, which has evolved over a period of more than 100 years. The Mitsubishi Group relationship, which is similar to that of other major Japanese corporate groups, is one of cooperation in areas of common interest within a group of companies, each operating independently under its own separate management. Currently there are about 30 Mitsubishi Group companies engaged in a broad range of activities, including manufacturing, trading, natural resources, transportation, real estate, banking, securities and life and non-life insurance. We believe that we write a substantial majority of the non-life insurance for Mitsubishi Group companies.

Competition

     There is strong competition in the Japanese non-life insurance industry. We expect that, as deregulation of the insurance business continues, competition will intensify at all levels.

     Competition within the non-life insurance industry involves, among other things, expansion of an agency network through the training of new insurance agents, investment in information technology systems and the development and marketing of new insurance products and related services. We expect competition in premium rates and commissions to increase for our property and casualty lines of business as a result of the continuing deregulation of the non-life insurance industry. We believe that it is important to continue to compete on the basis of the quality of services associated with our insurance products, such as the giving of advice on risk management matters to business customers and extended-hour services for automobile insurance claims processing, rather than on premium rates being reduced.

     Recent consolidation and alliances among non-life and life insurance companies in Japan have increased competition within the industry. We represent one of the five major non-life insurer groupings that have emerged in the Japanese insurance industry. The others are: the Sompo Japan insurance group (formed by Yasuda Fire and Marine Insurance and others); the Mitsui Sumitomo insurance group (formed by Mitsui Marine and Fire Insurance and Sumitomo Marine and Fire Insurance); the Aioi insurance group (formed by Chiyoda Fire and Marine Insurance and Daitokyo Fire and Marine Insurance); and the Nipponkoa insurance group (formed by Nippon Fire and Marine Insurance and Koa Fire and Marine Insurance and others). There have also been alliances between non-life and life insurers, such as Sompo Japan with Dai-Ichi Mutual Life and Nipponkoa Insurance with Taiyo Life.

     Major insurance companies with global operations, have already entered the Japanese insurance market. We believe that the current strategy of these global insurance companies focuses on marketing methods and products that are not yet popular in Japan, such as direct marketing to individual customers and risk-segmented automobile insurance. While it is probable that over time some foreign insurers will succeed in increasing their sales of products that are already popular with consumers in Japan, such as voluntary automobile insurance, through direct marketing, the market share of foreign companies is currently fairly limited. Some of the foreign insurers have already exited from the Japanese insurance market. We do not feel these companies pose a threat to our market position but we are closely monitoring the situation and will respond if necessary.

     Many of Japan’s life insurance companies have established non-life insurance subsidiaries as permitted under the 1995 amendments to the Insurance Business Law. Although these non-life insurance subsidiaries have yet to make significant inroads into the non-life insurance market, we continue to monitor the activities of these subsidiaries and their parent companies closely.

Properties

     We lease real property in Tokyo for use in our operations at the holding company level. The floor space for our office is approximately 19,800 square feet.

     Tokio Marine owns and leases real property for use in its operations. Approximately 85% of the 6,348,299 square feet of real property that Tokio Marine uses in its Japanese operations is owned. Tokio Marine owns two large buildings (25 stories and 15 stories) in Marunouchi, Tokyo’s central business district. Seventy percent of the total space (1,241,280 square feet) in these two buildings is used by Tokio Marine and its subsidiaries; the rest is held for lease to tenants.

     Tokio Marine also owns and utilizes approximately 670,000 square feet of floor space for its data center located in a suburb of Tokyo. In this center, Tokio Marine utilizes six sets of leased computers with a total capacity of 2,400 million instructions per second, or MIPS. In addition, Tokio Marine has a data center located in a suburb of Osaka. This center has total floor space of approximately 260,000 square feet and is equipped with three sets of leased computers with a total capacity of 280 MIPS. The Osaka center serves as a backup center in case of a disaster in the Tokyo area. The Osaka center operates in conjunction with the Tokyo center to share the data processing load of Tokio Marine.

     Nichido Fire also owns and leases real property for use in its operations. Approximately 79% of the 2,870,324 square feet of real property that Nichido Fire uses in its Japanese operations is owned. Its head office building (eight stories with 65,601 square feet) is located in Tokyo. Its other major offices in Japan are located in Osaka, Kyoto, Sapporo and Yokohama.

Employees

     As of March 31, 2003, we had approximately 135 employees at the holding company level.

     As of March 31, 2003, Tokio Marine had approximately 14,400 employees on a consolidated basis, compared with approximately 14,200 as of March 31, 2002 and approximately 14,500 as of March 31, 2001. A majority of Tokio Marine’s employees are members of a labor union, which negotiates with Tokio Marine concerning remuneration and working conditions. We consider Tokio Marine’s labor relations to be good.

     As of March 31, 2003, Nichido Fire had approximately 6,700 employees on a consolidated basis, compared with approximately 6,600 as of March 31, 2002 and approximately 6,700 as of March 31, 2001. A majority of Nichido Fire employees are members of a labor union, which negotiates with Nichido Fire concerning remuneration and working conditions. We consider Nichido Fire’s labor relations to be good.

Legal Proceedings

     Neither we nor any of our operating subsidiaries is a party to any material pending legal proceedings other than routine litigation incidental to our business. In addition, we are not aware of any litigation that is reasonably likely to have a material adverse effect on our financial position or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our U.S. GAAP consolidated financial statements included in this annual report, together with the related notes. The following discussion is based on those U.S. GAAP consolidated financial statements. Our fiscal year end is March 31.

     Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003 reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Consistent with U.S. GAAP and with Exchange Act requirements regarding the presentation of our financial statements, our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2001 and 2002 have not been restated to include the results of operations and financial position of Nichido Fire and its consolidated subsidiaries for those fiscal years. Accordingly, our U.S. GAAP financial statements for the year ended March 31, 2003 are not directly comparable to our financial statements for prior years. See “— Overview — Business Combination” and “— Results of Operations — Year Ended March 31, 2003 Compared to Year Ended March 31, 2002”.

Overview

Economic Conditions

     Our financial condition and results of operations are generally affected by economic conditions in Japan and, to a lesser extent, other parts of the world in which we conduct business.

     Over the last several years, the Japanese economy has faced a number of volatile and challenging economic trends and conditions, including:

•	Stagnant economic activity, as the Japanese real gross domestic product grew by 3.2% in the year ended March 31, 2001, decreased by 1.2% in the year ended March 31, 2002, and grew by only 1.6% in the year ended March 31, 2003;

•	Increasing total levels of outstanding Japanese government debt and downgradings of Japanese government bonds by the major rating agencies;

•	High levels of corporate bankruptcy filings, with 18,928 cases filed in the year ended March 31, 2003. Total liabilities of these insolvent companies for the year ended March 31, 2003 totaled ¥13,310 billion;

•	A very low interest rate environment, with the Bank of Japan maintaining a policy of near zero interest rates before August 2000 and again after March 2001;

•	Declining real estate values, with government-appraised land prices declining an average of 5.8% for residential areas and 8.0% for commercial areas in calendar year 2002, which represented the twelfth straight year of decline;

•	Declining but volatile equity markets, with the Nikkei Stock Average, which is an average of 225 stocks listed on the Tokyo Stock Exchange, declining 27.6% to 7,972.71 during the year ended March 31, 2003, after declining 15.2% to 11,024.94 during the year ended March 29, 2002. This followed the Nikkei Stock Average’s 36.1% decline from 20,337.32 during the year ended March 31, 2001. Subsequent to March 31, 2003, the Nikkei Stock Average increased to 10,990.11 on September 17, 2003; and

•	Significant exchange rate movements, as the value of the yen against the U.S. dollar fluctuated from a high of ¥115.71 to a low of ¥133.40 in the year ended March 31, 2003, from a high of ¥115.89 to a low of ¥134.77 in the year ended March 31, 2002, and from a high of ¥104.19 to a low of ¥125.54 in the year ended March 31, 2001. As of September 17, 2003, the U.S. dollar exchange rate was ¥115.99.

     The U.S. economy was able to achieve positive growth during the year ended March 31, 2003, but experienced uncertainty against the backdrop of the war in Iraq and concerns regarding unemployment. The U.S. Federal

Reserve continued to cut interest rates, bringing the federal fund rates to 1.25% as of March 31, 2003 and to 1.00% on June 25, 2003. U.S. equity indices continued to be affected by the uncertainty surrounding the U.S. economy, with both the Nasdaq Composite Index and the Dow Jones Industrial Average showing declines in the year ended March 31, 2003. Subsequent to March 31, 2003, the Nasdaq Composite Index increased from 1,341.17 on March 31, 2003 to 1,883.10 on September 17, 2003 and the Dow Jones Industrial Average increased from 7,992.13 on March 31, 2003 to 9,545.65 on September 17, 2003.

     The European economy was weak throughout the year ended March 31, 2003 and experienced little growth. Subsequent to March 31, 2003, equity values in Europe increased significantly.

     The Asian economies were negatively affected by the weak economic conditions in the U.S. and in Europe. In the year ended March 31, 2003, economic growth in Asia was weak.

Business Combination

     We were formed as the holding company for Tokio Marine and Nichido Fire on April 2, 2002. See “Business — Formation of Millea Holdings”.

     For U.S. GAAP consolidated financial statement reporting purposes, our formation was treated as a business combination of Tokio Marine and Nichido Fire. We accounted for this business combination using the purchase method of accounting, pursuant to which Tokio Marine was treated as having acquired Nichido Fire.

     Under the purchase method of accounting, we generated ¥317.8 billion of negative goodwill in connection with the business combination, representing the amount by which the net assets of Nichido Fire acquired by Tokio Marine exceeded the deemed purchase price for those net assets. For U.S. GAAP financial reporting purposes, we were required to allocate a portion of that negative goodwill to various long-term assets acquired from Nichido Fire. We were also required to recognize as an extraordinary gain the unallocated portion of that negative goodwill. This extraordinary gain, which amounted to ¥248.3 billion, is reflected in our net income for the year ended March 31, 2003.

     Our U.S. GAAP consolidated financial statements as of and for the year ended March 31, 2003 reflect the inclusion of the operating results and financial position of Nichido Fire and its consolidated subsidiaries from the date of our formation on April 2, 2002. See “—Results of Operations”. As described above, those financial statements also reflect the effects of accounting for the business combination by the purchase method. Accordingly, our U.S. GAAP consolidated financial statements as of and for the year ended March 31, 2003 are not directly comparable to our U.S. GAAP consolidated financial statements for prior years.

Recent Changes in Financial Statement Presentation

     Beginning with the year ended March 31, 2003, we made the following changes in the presentation format of our U.S. GAAP consolidated financial statements:

•	Investment deposits by policyholders. Beginning with the year ended March 31, 2003, we began to present investment income in our consolidated statement of income on a gross basis, without deduction for any investment income attributable to policyholders in respect of deposit-type insurance policies. In connection with this change, we also began to show a separate expense line item in our consolidated statement of income called “income credited to investment deposits by policyholders”. In connection with these changes in presentation, we restated our consolidated statements of income for the years ended March 31, 2002 and 2001 to present these line items on a basis that is comparable to our consolidated statement of income for the year ended March 31, 2003.

•	Compulsory automobile liability insurance. Effective April 1, 2002, the Japanese government abolished its reinsurance program with respect to compulsory automobile liability insurance. In connection with this abolition, we changed our consolidated balance sheet presentation (1) to present our liabilities for policy losses in respect of compulsory automobile liability insurance on a gross basis, without deduction for any reinsurance recoverable in respect of those policy losses, and (2) to present our reinsurance recoverable on those losses on a gross basis. This change in presentation had the effect of increasing the amount of these two line items as shown on our consolidated balance sheet. In connection with this change in presentation, we restated our consolidated balance sheet as of March 31, 2002 to present these line items on a basis that is comparable to our consolidated balance sheet as of March 31, 2003.

     In addition, beginning with the year ended March 31, 2003, we leveraged various upgrades to our information systems to refine the actuarial methodologies that we use in calculating future policy benefits, unearned premiums, deferred acquisition costs and liabilities for losses in respect of our property-casualty and life insurance businesses. In connection with adopting these refined actuarial methodologies, we recalculated and restated various line items in our consolidated statements of income for the years ended March 31, 2002 and 2001 and our consolidated balance sheet as of March 31, 2002 to present these line items on a basis that is comparable to our consolidated financial statements as of and for the year ended March 31, 2003. These restatements generally had the effect of reallocating various income and expense items between our property-casualty and life insurance business segments. None of these restatements affected our net income or retained earnings in respect of those prior years.

     The following table shows the effects of the changes described above on our consolidated statements of income for the years ended March 31, 2002 and 2001 and our consolidated balance sheet as of March 31, 2002:

	Year ended/as of March 31,

	2002		2001

	As reported in our	As reclassified and	As reported in our	As reclassified and
	annual report for	restated in this	annual report for	restated in this
	the year ended	annual report	the year ended	annual report
	March 31, 2002		March 31, 2002

Statements of income:	(yen in millions)
Life premiums	¥205,693	¥209,208	¥150,543	¥162,905
Net investment income	48,259	104,681	69,183	127,852
Total operating income	1,588,575	1,648,512	1,586,607	1,657,638
Policy benefits and losses for life	172,586	175,016	125,947	137,469
Income credited to investment deposits by policyholders	—	57,507	—	59,509
Total operating costs and expenses	1,479,907	1,539,844	1,453,573	1,524,604
Balance sheet:
Reinsurance recoverable on losses	174,193	332,687
Prepaid reinsurance premiums	223,090	195,814
Deferred policy acquisition costs	330,081	301,723
Total assets	8,456,317	8,559,177
Liabilities for losses, claims and loss adjustment expenses	675,764	875,463
Unearned premiums	1,280,058	1,177,512
Future policy benefits and losses	494,269	462,597
Total policy liabilities and accruals	2,450,091	2,515,572
Investment deposits by policyholders	2,054,705	2,131,834
Other liabilities	187,550	147,800
Total liabilities	5,946,623	6,049,483
Total liabilities and stockholders’ equity	8,456,317	8,559,177

Prior Period Changes in Accounting Policies

     During the fiscal year ended March 31, 2002, we changed our accounting policy with respect to the recognition of “other than temporary” declines in values of marketable equity securities. As a result of this change, we restated our previously reported U.S. GAAP consolidated financial statements that were contained in our annual report for the year ended March 31, 2001. These restatements were effected in our U.S. GAAP consolidated financial statements for the year ended March 31, 2002 by restating the comparative information contained in those financial statements and labeling that information “as restated”.

     Prior to this change in accounting policy, we maintained the cost of equity securities for U.S. GAAP reporting purposes by reinstating the historical losses that we recognized in our Japanese GAAP financial statements under the lower of cost or market method and by making certain other adjustments to conform with U.S. GAAP. Under this approach, the cost of equity securities was available on a portfolio-only basis. As a result, we were required to make approximations to (1) determine the amount of “other than temporary” declines in fair value below cost of equity securities and (2) present gross unrealized gains and losses on equity securities at each year-end. For U.S. GAAP reporting purposes, we presented our gross unrealized gains as measured for Japanese GAAP reporting purposes, and our gross unrealized losses were calculated as the difference between gross unrealized gains and net unrealized gains.

     For the year ended March 31, 2002, we began to maintain the cost of equity securities for each security and to recognize impairment for “other than temporary” declines in fair value below cost based on various qualitative and quantitative impairment tests that we applied to individual securities. The restatements of our U.S. GAAP consolidated financial statements for prior years were made based on the results of similar tests that we applied for those years.

     As a result of the restatements which related to our historical approximation of the amount of “other than temporary” declines, our income before tax for the year ended March 31, 2001 was reduced by ¥7,566 million to recognize additional impairment charges. The cumulative negative effect of these restatements on income before tax through March 31, 2001 was ¥66,413 million. As a result of the restatements which related to our presentation of gross unrealized gains and losses on marketable equity securities, our gross unrealized gains and gross unrealized losses on marketable equity securities at March 31, 2001 were reduced by ¥62,179 million and ¥128,592 million, respectively.

     The following table shows the effects of these restatements on our U.S. GAAP consolidated financial statements and related notes for the year ended March 31, 2001. All of these adjustments related solely to our property and casualty segment:

	Year ended March 31, 2001

	As reported in the	As restated in the
	annual report for	annual report for
	the year ended	the year ended
	March 31, 2001	March 31, 2002

Retained earnings:	(yen in millions, except per share amount)
at beginning of year	¥1,667,928	¥1,630,265
at end of year	1,748,272	1,705,767
Unrealized appreciation of securities	722,674	765,179
Realized gains on investments	63,708	56,142
Total operating income	1,594,173	1,586,607
Income before income tax expense	140,600	133,034
Income tax expense	47,083	44,359
Net income	93,517	88,675
Basic and diluted net income per ADS	302	286
Gross unrealized gains on marketable equity securities	1,695,874	1,633,695
Gross unrealized losses on marketable equity securities	145,096	16,504

Securities Available for Sale

     At March 31, 2003, the fair value of our fixed maturity securities available for sale was ¥3,422 billion and the fair value of our equity securities available for sale was ¥2,534 billion. Changes in the fair value of our securities available for sale can have a significant impact on our results of operations, as we are required to recognize losses for declines in fair value below cost that we determine to be “other than temporary” in nature. See “—Critical Accounting Policies—Impairment of Securities Available for Sale”.

     For fixed maturity securities available for sale, we use quoted market values to determine fair value. If quoted market values are not available, we instead use quoted market values for similar securities. For equity securities available for sale, which include common stock and non-redeemable preferred stock, we primarily use quoted market prices to determine fair value. As of March 31, 2003, approximately 82% of our equity securities available for sale were listed on Japanese or foreign stock exchanges.

     The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2003:

	Fair value

				% of Total
	Fixed maturity			securities
	securities	Equity securities(1)	Total securities	available for sale

		(yen in millions)
Investment grade	¥3,128,580	¥1,853,773	¥4,982,353	83.6%
Non-investment grade	11,648	69,856	81,504	1.4
Not rated	281,396	610,592	891,988	15.0

Total securities available for sale	¥3,421,624	¥2,534,221	¥5,955,845	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2003:

	Gross unrealized loss

				% of Total
	Fixed maturity			securities
	securities	Equity securities(1)	Total securities	available for sale

		(yen in millions)
Investment grade	¥(6,050)	¥(89,229)	¥(95,279)	82.1%
Non-investment grade	(34)	(5,482)	(5,516)	4.8
Not rated	(23)	(15,218)	(15,241)	13.1

Total securities available for sale	¥(6,107)	¥(109,929)	¥(116,036)	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2003:

	Gross unrealized gain

				% of Total
	Fixed maturity			securities
	securities	Equity securities(1)	Total securities	available for sale

		(yen in millions)
Investment grade	¥183,429	¥685,117	¥868,546	86.6%
Non-investment grade	110	8,319	8,429	0.8

	Gross unrealized gain

				% of Total
	Fixed maturity			securities
	securities	Equity securities(1)	Total securities	available for sale

		(yen in millions)
Not rated	18,632	107,902	126,534	12.6

Total securities available for sale	¥202,171	¥801,338	¥1,003,509	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2003:

	Gross unrealized loss

	Fixed maturity
	securities	Equity securities	Total securities

		(yen in millions)
Three months or less	¥(1,283)	¥(86,750)	¥(88,033)
Three months to six months	(1,045)	(6,917)	(7,962)
Six months to nine months	(12)	(4,776)	(4,788)
Nine months to one year	(2,176)	(10,363)	(12,539)
Over one year	(1,591)	(1,123)	(2,714)

Total	¥(6,107)	¥(109,929)	¥(116,036)

     The following table shows the amounts and the periods of time for which fixed maturity securities available for sale have been in an unrealized loss position as of March 31, 2003, broken down by security rating, as of that date:

	Gross unrealized loss

				Total
				fixed maturity
	Investment grade	Non-investment grade	Not rated	securities

		(yen in millions)
Three months or less	¥(1,246)	¥(29)	¥(8)	¥(1,283)
Three months to six months	(1,031)	—	(14)	(1,045)
Six months to nine months	(12)	—	—	(12)
Nine months to one year	(2,171)	(5)	—	(2,176)
Over one year	(1,591)	—	0	(1,591)

Total	¥(6,051)	¥(34)	¥(22)	¥(6,107)

     The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2003 by contractual maturities at that date:

	Gross unrealized loss	Fair Value

	(yen in millions)
Due in one year or less	¥(2,173)	¥255,732
Due after one year through five years	(3,660)	284,458
Due after five years through ten years	(217)	26,649
Due after ten years	(57)	2,590

Total	¥(6,107)	¥569,429

     The following table shows gross unrealized losses on our securities available for sale as of each of the dates indicated:

	As of March 31,

	2003	2002	2001

	(yen in millions)
Equity securities	¥(109,929)	¥(16,308)	¥(16,504)
Fixed maturity securities	(6,107)	(429)	(24)

Total gross unrealized losses	¥(116,036)	¥(16,737)	¥(16,528)

     Set forth below is certain other information relating to our portfolio of securities available for sale as of March 31, 2003:

•	Investment concentration. We held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥290.2 billion, representing approximately 10% of our consolidated stockholders’ equity, as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date.

•	Concentration of gross unrealized losses. As of March 31, 2003, two of our investments in equity securities of Japanese issuers accounted for 37.9% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥33,852 million and ¥10,069 million, respectively, as compared to a cost basis of ¥124,251 million and ¥61,869 million, respectively.

•	Maturity profile. We held ¥900.3 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,521.4 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. Fixed maturity securities with longer maturities are more sensitive to interest rate fluctuations than securities with shorter maturities.

•	Non-traded securities. We held ¥244.6 billion of non-traded fixed maturity and equity securities and an additional ¥53.5 billion of other non-traded securities. We monitor various information relating to the fair value of non-traded securities, including the net asset values and the credit rating of each issuer.

     In addition, during the year ended March 31, 2003, we did not record any material loss in connection with sales of securities that were in an unrealized loss position at March 31, 2002.

Hedging for Deposit-Type Insurance and Life Insurance Policies

     We enter into interest rate swaps principally as a means of managing our interest rate risk under deposit–type insurance policies and life insurance policies. In managing this interest rate risk, we periodically measure the fair value of substantially all of our related assets and liabilities, including those in respect of these derivative positions.

     Since these derivative positions do not qualify for hedge accounting treatment under Statement of Financial Accounting Standard No. 133, or SFAS No. 133, we must recognize as gains or losses in our statement of income any changes in the fair value of these derivative positions. We may not, on the other hand, recognize gains or losses for any change in the fair value of our other related assets and liabilities. Accordingly, the gains or losses that we recognize in respect of these derivative positions in our statement of income, and the fair value of these derivative positions as reflected in our balance sheet and related notes to our financial statements, do not provide a comprehensive view of our financial exposure with respect to deposit–type insurance policies and life insurance policies.

     As of March 31, 2003, our unrealized losses in respect of investment deposits by policyholders totaled ¥378 billion. Of this amount, ¥352 billion of unrealized losses were derived from deposit-type insurance policies issued by Tokio Marine. As of the same date, we had unrealized gains of approximately ¥100 billion on fixed maturities securities held for purposes of managing Tokio Marine’s interest rate risk in respect of deposit-type insurance policies. If low market interest rates continue in Japan, we expect that these unrealized gains (or some portion of them) will be available to offset future losses in respect of investment deposits by policyholders, however, our results of operations in future fiscal years could be adversely affected by our net financial exposure in respect of deposit-type insurance policies.

Critical Accounting Policies

     The accounting policies that we follow when preparing U.S. GAAP consolidated financial statements are fundamental to understanding our financial condition and results of operations. Many of these accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.

     Our significant accounting policies are summarized in the notes to our U.S. GAAP consolidated financial statements included elsewhere in this annual report. The following is a summary of our critical accounting policies.

     Impairment of Securities Available for Sale

     Under U.S. GAAP, we are required to recognize an impairment loss for “other than temporary” declines in the fair value of equity and fixed maturity securities available for sale. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

     The Japanese stock market has experienced significant downturns and volatility during recent years. In view of the diversity and volume of our shareholdings, the declining but volatile equity markets make it difficult to determine whether the declines in the fair value of equity securities available for sale are other than temporary.

     Among the factors that management considers when determining whether declines in the value of equity securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (a) whether the value of the securities continued to be below cost for more than 12 months, (b) whether the value of the securities continued to be more than 20% below cost during any six-month period and (c) whether there has been a decline in value to below 30% of cost as measured at the end of any fiscal year. For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as credit deterioration of the issuer.

     After considering these and other factors, we write down individual securities to fair value when management determines that a decline in fair value below the cost of those securities is other than temporary.

     Valuation Allowances for Loan Losses

     The valuation allowances for loan losses represent management’s estimate of probable losses in our loan portfolios. The evaluation process involves a number of estimates and judgments. The allowance is based on two principles of accounting:

•	SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”, which require that losses be accrued based on the difference between the loan balance and the present value of future cash flows or values that are observable in the secondary market; and

•	SFAS No. 5, “Accounting for Contingencies”, which requires that losses be accrued when they are probable of occurring and quantitatively estimable.

     We record specific allowances for loan losses when we determine that an individual borrower is not able to keep current with payments on its loans. We also record “unallocated valuation allowances”, or general allowances, for loan losses to reflect loss contingencies underlying individual loan portfolios. Based on our past experience, it is probable that a certain percentage of our loans are impaired at any balance sheet date even if there is no specific loss information for individual loans. We calculate the amount of the general allowance for any period by taking the aggregate loan amount for each credit category and multiplying it by the average of each category’s overall loan loss ratio in the past three years, and then subtracting the amount of specific allowances for that period. The amount of the general allowance has varied from year to year due in part to fluctuations in the historical loan loss ratios.

     Valuation of Financial Instruments with No Available Market Prices

     Certain assets and liabilities, including fixed maturity securities available for sale and financial derivatives, are reflected at their estimated fair values in our U.S. GAAP financial statements. As of March 31, 2003, 7% of the equity securities available for sale, virtually all financial derivatives and a small portion of the fixed maturities available for sale that we held in our investment portfolio were not listed or quoted, meaning there were no available market prices for these financial instruments.

     For financial instruments with no available market prices, we determine fair values for the substantial majority of our portfolios based upon externally verifiable model inputs and quoted prices, such as exchange-traded prices and broker-dealer quotations of other comparable instruments, and use market interest rates in determining discount factors. All financial models, which are used solely for pricing each financial instrument, must be validated and periodically reviewed by qualified personnel independent of the division that created the model.

     Equity securities with no available market price are reflected at cost, unless management determines that a lower valuation is appropriate in light of various factors, including a significant decline in the net asset value of the issuer relative to cost.

     The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly rated counterparties. If available, quoted market prices provide the best indication of fair value. If quoted market prices are not available for derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use model pricing to determine an appropriate fair value (for example, option pricing models). In determining fair values, we consider various factors, including time value, volatility factors and the values of underlying options, warrants and derivatives.

     Fair value estimates are made at a specific point in time, based upon relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates. Accordingly, fair values for these financial instruments cannot be determined with precision.

     Amortization of Deferred Policy Acquisition Costs

     We defer certain costs incurred in acquiring new business and amortize (i.e., expense) these costs over the life of the related policies in proportion to the recognition of premium revenues. We review our deferred policy acquisition costs periodically to determine if they are likely to be offset by future premium revenue recognition. If any of these deferred costs are not considered recoverable, we expense those costs in the current year.

     Insurance Reserves

     Our insurance reserves represent estimates of future payouts that we will make in respect of property-casualty and life insurance claims, including expenses relating to those claims.

     For property-casualty insurance reserves, these estimates are made on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property-casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice. When actual claims experience differs from our previous estimates, the resulting difference will be reflected in our reported results for the period of the change in the estimate.

     The establishment of our insurance reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions; changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs; and, in our life insurance business, assumptions regarding mortality and morbidity trends.

     Accounting for Deposit-Type Insurance Products

     We allocate premiums for the indemnity and investment portions of deposit-type insurance products at inception of the policy. The premium for the indemnity portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of our total loss terminations for the three-year period ended March 31, 2003 was approximately 0.05%.

     Premiums for the savings portion of the contract are accounted for as an increase to the liability for refunds captioned “investment deposits by policyholders”. At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force, net of the present value of the savings portion of future premiums are accounted for as “Investment deposits by policy holders”. The present value of future cash flows is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

     Policy acquisition costs are not charged to the savings portion of the contracts. Costs associated with policy acquisition of deposit-type products are charged to the insurance portion and amortized over the contract period. This is based on the observation that there is no substantial difference in the level of policy acquisition costs depending on whether the savings feature is incorporated.

Results of Operations

     The following table, prepared on a U.S. GAAP basis, shows selected statement of income information for us for each of the periods indicated:

	Year ended March 31,

	2003(1)	2002 (Restated)(1)	2001 (Restated)(1)

	(yen in millions)
Operating income:
Property and casualty:
Net premiums written	¥1,898,557	¥1,381,483	¥1,323,907
Less increase in unearned premiums	137,589	38,521	13,168

Premiums earned	1,760,968	1,342,962	1,310,739
Life premiums	262,486	209,208	162,905
Net investment income	108,311	104,681	127,852
Realized gains (losses) on investments	(29,875)	(1,020)	56,142
Gains (losses) on derivatives	76,564	(7,319)	—

Total operating income	2,178,454	1,648,512	1,657,638

Operating costs and expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	953,681	736,765	779,688
Related adjustment expenses	76,412	61,449	53,370

Total losses, claims and loss adjustment expenses	1,030,093	798,214	833,058
Policy benefits and losses for life	223,316	175,016	137,469
Income credited to investment deposits by policyholders	56,011	57,507	59,509
Policy acquisition costs	571,058	437,012	422,551
Other operating expenses	96,668	72,095	72,017

Total operating costs and expenses	1,977,146	1,539,844	1,524,604

	Year ended March 31,

	2003(1)	2002 (Restated)(1)	2001 (Restated)(1)

	(yen in millions)
Income before income tax expense, extraordinary items and cumulative effect of accounting changes	201,308	108,668	133,034

Income tax expense (benefit):
Current	92,935	53,960	12,886
Deferred	(21,321)	(20,544)	31,473

	71,614	33,416	44,359

Income before extraordinary items and cumulative effect of accounting changes	129,694	75,252	88,675
Extraordinary items	248,323	—	—
Cumulative effect of accounting changes, net of tax	—	85,465	—

Net income	¥378,017	¥160,717	¥88,675

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

     Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Our consolidated statement of income for the fiscal year ended March 31, 2003 reflects the inclusion of the results of operations of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Consistent with U.S. GAAP and with Exchange Act requirements regarding the presentation of our financial statements, our consolidated statements of income for the fiscal years ended March 31, 2002 and 2001 have not been restated to reflect the inclusion of Nichido Fire and its consolidated subsidiaries for those fiscal years. Accordingly, our results of operations for the fiscal year ended March 31, 2003 are not directly comparable to our results of operations for prior fiscal years. The following discussion provides certain information regarding the magnitude of the impact of the inclusion of Nichido Fire and its consolidated subsidiaries in our consolidated statement of income for the year ended March 31, 2003.

     Our direct premiums written for property and casualty insurance for the fiscal year ended March 31, 2003, or fiscal 2003, were ¥1,987,463 million, an increase of 31.7% from ¥1,509,615 million in the fiscal year ended March 31, 2002, or fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 28.1% in our direct premiums written compared to fiscal 2002. Net premiums written for property and casualty insurance, which represent direct premiums written plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥1,898,557 million in fiscal 2003, an increase of 37.4% from ¥1,381,483 million in fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 28.7% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to a decrease in premiums ceded to the government for compulsory automobile liability insurance, reflecting the abolition of the government reinsurance scheme.

     Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written which relate to the unexpired terms of coverage. After deducting the increase in unearned premiums of ¥137,589 million for fiscal 2003, premiums earned in fiscal 2003 were ¥1,760,968 million, an increase of 31.1% from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 27.7% in our premiums earned compared to fiscal 2002. The remaining increase was primarily attributable to an increase in net premiums written in fiscal 2003 compared to fiscal 2002.

     Life premiums, which represent direct premiums earned plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥262,486 million in fiscal 2003, an increase of 25.5% from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 16.3% in our life premiums compared to fiscal 2002. The remaining increase primarily reflected a steady expansion of our life insurance business.

     Losses and claims incurred and provided for, or net loss incurred, for all property and casualty insurance in fiscal 2003 amounted to ¥953,681 million, an increase of ¥216,916 million, or 29.4%, from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 27.5% in our net loss incurred compared to fiscal 2002. The ratio of the total amount of net loss incurred to net premiums earned — the net loss ratio — was 54.2% in fiscal 2003, a decrease from 54.9% in fiscal 2002. This decrease was due primarily to a decrease in unpaid losses, claims and loss adjustment expenses resulting from foreign currency gains attributable to the appreciation of the yen, as well as to our efforts to improve underwriting results.

     Principal property and casualty insurance lines fared as follows:

•	Voluntary Automobile Insurance. Net premiums written for automobile insurance, the largest line of our property-casualty insurance business, increased by 28.1% in fiscal 2003 to ¥898,119 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 29.3% in our net premiums written compared to fiscal 2002. This increase was partially offset primarily due to the discount in premium rates granted upon the renewal of policies that did not experience any loss in the prior period. The net loss ratio increased from 55.6% in fiscal 2002 to 56.6% in fiscal 2003, mainly due to the high loss ratio in our overseas business in fiscal 2003 and the inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003.

•	Compulsory Automobile Liability Insurance. Net premiums written for compulsory automobile insurance increased by 144.5% in fiscal 2003 to ¥280,883 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 56.5% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to a decrease in premiums ceded to the government, reflecting the abolition of the government reinsurance scheme. The net loss ratio increased from 65.4% in fiscal 2002 to 74.4% in fiscal 2003, mainly due to the abolition of the government reinsurance scheme.

•	Fire and Allied Lines Insurance. Net premiums written for fire and allied lines insurance amounted to ¥258,981 million in fiscal 2003, an increase of 45.8% from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 40.8% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to expanding sales of these insurance products through banks. The net loss ratio decreased from 39.8% in fiscal 2002 to 35.3% in fiscal 2003, reflecting the foreign currency gains attributable to the appreciation of the yen, and also reflecting the terrorist attacks in the United States in fiscal 2002, which pushed up the loss ratio in fiscal 2002.

•	Personal Accident Insurance. Net premiums written for personal accident insurance increased by 27.9% in fiscal 2003 to ¥155,077 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 25.4% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to expanding sales of so-called “third sector” insurance products, which include cancer insurance and medical insurance products. The net loss ratio decreased from 43.3% in fiscal 2002 to 42.8% in fiscal 2003.

•	Cargo and Transit Insurance. Net premiums written for cargo and transit insurance increased by 12.8% in fiscal 2003 to ¥62,373 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 4.2% in our net premiums written compared to fiscal 2002. The remaining increase mainly reflected an increase in premium rates for war insurance coverage. The net loss ratio decreased from 51.7% in fiscal 2002 to 46.7% in fiscal 2003, mainly due to our efforts to improve underwriting results.

•	Hull Insurance. Net premiums written for hull insurance amounted to ¥14,200 million in fiscal 2003, unchanged from fiscal 2002. The net loss ratio increased from 68.0% in fiscal 2002 to 90.1% in fiscal 2003, mainly due to an increase in large claims.

•	Other Insurance. Net premiums written for all other types of property and casualty insurance, including liability insurance, workers’ compensation insurance, movable comprehensive insurance, aviation and miscellaneous pecuniary loss insurance, increased by 16.0% in fiscal 2003 to ¥228,924 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 10.1% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to an increase in premium rates reflecting the hard insurance market. The net loss ratio decreased from 67.2% in fiscal 2002 to 56.7% in fiscal 2003, mainly due to the increase in premium rates and the foreign currency gains attributable to the appreciation of the yen.

     Total operating costs and expenses, which represents the sum of losses, claims and loss adjustment expenses, policy benefits and losses for life, income credited to investment deposits by policyholders, policy acquisition costs and other operating expenses, amounted to ¥1,977,146 million in fiscal 2003, an increase of 28.4% from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 25.3% in our total operating costs and expenses compared to fiscal 2002. The remaining increase was primarily attributable to increases in policy benefits and losses for life, losses and claims incurred and provided for and policy acquisition costs, partially offset by a decrease in income credited to investment deposits by policyholders.

     Loss adjustment expenses in fiscal 2003 were ¥76,412 million, an increase of 24.4% from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 26.6% in our loss adjustment expenses compared to fiscal 2002. The ratio of losses, claims and loss adjustment expenses incurred to net premiums earned for all classes of property and casualty insurance was 58.5% in fiscal 2003, a decrease from 59.4% in fiscal 2002.

     Policy benefits and losses for life increased by 27.6% in fiscal 2003 to ¥223,316 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 16.8% in our policy benefits and losses for life compared to fiscal 2002. The remaining increase primarily reflected a steady expansion of our life insurance business.

     Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims. The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premiums are deferred and recognized in income during the periods when the insurance is in force or when future benefit payments are expected to become due. Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis. We believe that our estimated provisions for future policy benefits and for losses at March 31, 2003 are adequate to cover our life insurance liability. However, our ultimate liability may vary from these estimates.

     Income credited to investment deposits by policyholders decreased by 2.6% in fiscal 2003 to ¥56,011 million. This decrease was primarily due to a decline in the average committed interest rate and the decrease in the number of investment contracts in force, which was partially offset by the inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003. The inclusion of Nichido Fire accounted for an increase in income credited to investment deposits by policyholders of 4.9% in fiscal 2003 compared to fiscal 2002. Excluding Nichido Fire, income credited to investment deposits by policyholders would have decreased by 7.5% in fiscal 2003.

     We incurred policy acquisition costs in fiscal 2003 of ¥571,058 million, an increase of 30.7% from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 27.4% in our policy acquisition costs compared to fiscal 2002. The remaining increase primarily reflected an increase in the number of life insurance policies written and an increase in net premiums written for property and casualty insurance.

     Other operating expenses increased by 34.1% in fiscal 2003 to ¥96,668 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 25.2% in our other operating expenses compared to fiscal 2002.

     Net investment income in fiscal 2003 was ¥108,311 million, an increase of ¥3,630 million, or 3.5%, from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 19.2% in our net investment income compared to fiscal 2002. This increase was partially offset primarily by a decrease in net investment income reflecting the low Japanese interest rate environment.

     Realized losses on investments increased to ¥29,875 million in fiscal 2003 from ¥1,020 million in fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of ¥81,346 million in our realized losses on investments compared to fiscal 2002. This increase was partially offset by realized gains of ¥93,690 million from contributing ¥92,127 million of Tokio Marine’s equity securities, measured at cost, to an exchange traded fund.

     Gains on derivatives in fiscal 2003 were ¥76,564 million, as compared to losses of ¥7,319 million in fiscal 2002, reflecting gains of ¥11,688 million for foreign exchange contracts principally to economically hedge our foreign currency exposures and ¥68,011 million for interest rate swap agreements to economically hedge our interest rate risk exposures. Nichido Fire recognized losses on derivatives of ¥429 million in fiscal 2003.

     Income before income tax expense, extraordinary items and cumulative effect of accounting changes increased to ¥201,308 million in fiscal 2003 from ¥108,668 million in fiscal 2002, an increase of 85.3%. Excluding Nichido Fire, income before income tax expense, extraordinary items and cumulative effect of accounting changes would have increased by 126.0% in fiscal 2003.

     Income tax expense for fiscal 2003 was ¥71,614 million, an increase of 114.3% compared to fiscal 2002. Excluding Nichido Fire’s results of operations from our consolidated statement of income in fiscal 2003, income tax expense would have increased by 160.4%. The effective tax rate increased from 30.8% in fiscal 2002 to 35.6% in fiscal 2003. This increase in the effective tax rate reflected the decrease in dividends received which are deductible in our taxable income calculation.

     Income before extraordinary items and cumulative effect of accounting changes increased to ¥129,694 million in fiscal 2003 from ¥75,252 million in fiscal 2002, an increase of 72.3%. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for a decrease of 38.4% in our income before extraordinary items and cumulative effect of accounting changes compared to fiscal 2002.

     Extraordinary items of ¥248,323 million were recognized in fiscal 2003 with respect to unallocated negative goodwill arising from the business combination with Nichido Fire. We recognized no extraordinary items in fiscal 2002.

     There were no accounting changes in fiscal 2003 that resulted in any cumulative effect of accounting changes in fiscal 2003. The cumulative effect of accounting changes, net of tax, in fiscal 2002 amounted to ¥85,465 million due to the adoption of SFAS No. 133, as amended, as of April 1, 2002.

     As a result of the foregoing, our net income, which includes extraordinary items of ¥248,323 million, increased to ¥378,017 million in fiscal 2003 from ¥160,717 million in fiscal 2002, an increase of 135.2%.

     Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

     Our direct premiums written for property and casualty insurance in the fiscal year ended March 31, 2002, or fiscal 2002, were ¥1,509,615 million, an increase of 2.8% from ¥1,468,361 million in the fiscal year ended March 31, 2001, or fiscal 2001. Net premiums written for property and casualty insurance, which represent direct premiums written plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥1,381,483 million in fiscal

2002, an increase of 4.3% from ¥1,323,907 million in fiscal 2001. The increase in net premiums written was mainly due to an increase in the number of policies written and in premium rates.

     Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written which relate to the unexpired terms of coverage. After deducting the increase in unearned premiums of ¥38,521 million for fiscal 2002, premiums earned in fiscal 2002 were ¥1,342,962 million, an increase of 2.5% from fiscal 2001. This increase was primarily attributable to an increase in net premiums written in fiscal 2002 compared to fiscal 2001.

     Life premiums, which represent direct premiums earned plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥209,208 million in fiscal 2002, an increase of 28.4% from fiscal 2001. This increase primarily reflected an increase in the number of new policies with up-front premium payments, which more than offset a slowing rate of increase in the number of overall policies.

     Losses and claims incurred and provided for, or net loss incurred, for all property and casualty insurance in fiscal 2002 amounted to ¥736,765 million, a decrease of ¥42,923 million, or 5.5%, from fiscal 2001. The ratio of the total amount of net loss incurred to net premiums earned — the net loss ratio — was 54.9% in fiscal 2002, a decrease from 59.5% in fiscal 2001. This decrease was due primarily to the occurrence of fewer major natural disasters during fiscal 2002 compared to fiscal 2001, as well as to our improved performance in our largest business line, voluntary automobile insurance.

     Principal property and casualty insurance lines fared as follows:

•	Voluntary Automobile Insurance. Net premiums written for automobile insurance, the largest line of our property-casualty insurance business, increased by 2.1% in fiscal 2002 to ¥700,890 million, reflecting expanded sales of additional coverage for personal injury. The net loss ratio decreased from 62.8% in fiscal 2001 to 55.6% in fiscal 2002, mainly due to the occurrence of fewer natural disasters in fiscal 2002 compared to fiscal 2001 as well as to premium rate increases.

•	Compulsory Automobile Liability Insurance. Net premiums written for compulsory automobile insurance increased by 4.1% in fiscal 2002 to ¥114,903 million, reflecting an increase in the number of policies written. The net loss ratio increased from 65.0% in fiscal 2001 to 65.4% in fiscal 2002, due to an increase in claim frequency.

•	Fire and Allied Lines Insurance. Net premiums written for fire and allied lines insurance amounted to ¥177,635 million in fiscal 2002, an increase of 11.4% from fiscal 2001, due mainly to the introduction of insurance product sales through banks and to an increase in assumed premiums. The net loss ratio decreased from 41.2% in fiscal 2001 to 39.8% in fiscal 2002, mainly due to a decrease in claims resulting from natural disasters.

•	Personal Accident Insurance. Net premiums written for personal accident insurance decreased by 3.8% in fiscal 2002 to ¥121,227 million, due mainly to a decrease in sales of deposit-type personal accident insurance, which reflected sluggish economic conditions in Japan and reduced demand for foreign travel in the aftermath of the terrorist attacks in the United States. The net loss ratio in fiscal 2002 was 43.3%, unchanged from fiscal 2001.

•	Cargo and Transit Insurance. Net premiums written for cargo and transit insurance increased by 4.2% in fiscal 2002 to ¥55,293 million, mainly reflecting a rise in the amount of premiums written abroad due to the depreciation of the yen. The net loss ratio decreased from 52.9% in fiscal 2001 to 51.7% in fiscal 2002.

•	Hull Insurance. Net premiums written for hull insurance amounted to ¥14,200 million in fiscal 2002, an increase of 1.7% from fiscal 2001. The net loss ratio increased from 60.9% in fiscal 2001 to 68.0% in fiscal 2002, due mainly to an increase in fiscal 2002 compared to fiscal 2001 in losses caused by major shipping accidents.

•	Other Insurance. Net premiums written for all other types of property and casualty insurance, including liability insurance, workers’ compensation insurance, movable comprehensive insurance, aviation and miscellaneous pecuniary loss insurance, increased by 13.2% in fiscal 2002 to ¥197,335 million, due mainly to an increase in premium rates and in the number of policies written. The net loss ratio decreased from 74.0% in fiscal 2001 to 67.2% in fiscal 2002, due mainly to a decrease in losses incurred on liability insurance.

     Total operating costs and expenses, which represents the sum of losses, claims and loss adjustment expenses, policy benefits and losses for life, policy acquisition costs and other operating expenses, amounted to ¥1,539,844 million in fiscal 2002, an increase of 1.0% from fiscal 2001. This increase was primarily attributable to an increase in policyholder benefits and losses in respect of life insurance policies, partially offset by a decrease in losses and claims incurred in respect of property-casualty insurance policies.

     Loss adjustment expenses in fiscal 2002 were ¥61,449 million, an increase of 15.1% from fiscal 2001. This increase was primarily due to an increase in personnel expenses in the adjustment and settlement function. The ratio of net losses and loss adjustment expenses incurred to net premiums earned for all classes of property and casualty insurance was 59.4% in fiscal 2002, a decrease from 63.6% in fiscal 2001.

     Policy benefits and losses for life increased by 27.3% in fiscal 2002 to ¥175,016 million, reflecting a steady expansion of our life insurance business.

     Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims. The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premiums are deferred and recognized in income during the periods when the insurance is in force or when future benefit payments are expected to become due. Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis. We believe that our estimated provisions for future policy benefits and for losses at March 31, 2002 are adequate to cover our life insurance liability. However, our ultimate liability may vary from these estimates.

     Income credited to investment deposits by policyholders decreased by 3.4% in fiscal 2002 to ¥57,507 million. This decrease was primarily due to a decline in the average committed interest rate and the decrease in investment contracts in force.

     We incurred policy acquisition costs in fiscal 2002 of ¥437,012 million, an increase of 3.4% from fiscal 2001, reflecting an increase in the number of life insurance policies written and an increase in net premiums written for property and casualty insurance. Other operating expenses increased by 0.1% in fiscal 2002 to ¥72,095 million.

     Net investment income in fiscal 2002 was ¥104,681 million, a decrease of ¥23,171 million, or 18.1%, from fiscal 2001. This decrease primarily reflected a change in the presentation of reporting gains and losses on derivative transactions. Net investment income in fiscal 2001 included realized gains and losses related to derivative transactions in the amount of ¥20,696 million.

     Net realized gains on investments decreased from ¥56,142 million in fiscal 2001 to negative ¥1,020 million in fiscal 2002. The decrease was mainly attributable to an increase in impairment losses on equity securities, resulting from a decline in the Japanese equity market, and the effect of material realized gains on equity index futures in fiscal 2001.

     Realized losses on derivatives in fiscal 2002 were negative ¥7,319 million, reflecting losses of ¥25,231 million for foreign exchange contracts principally to economically hedge our foreign currency exposures and ¥9,662 million for credit default contracts as an alternative to credit insurance, offset in part by ¥28,204 million for interest rate swap agreements to economically hedge our interest rate risk exposures.

     Income before income tax expense and the cumulative effect of accounting changes decreased to ¥108,668 million in fiscal 2002 from ¥133,034 million in fiscal 2001, a decrease of 18.3%.

     Income tax expense for fiscal 2002 was ¥33,416 million, a decrease of 24.7% compared to fiscal 2001. The effective tax rate decreased from 33.3% in fiscal 2001 to 30.8% in fiscal 2002.

     Income before the cumulative effect of accounting changes decreased to ¥75,252 million in fiscal 2002 from ¥88,675 million in fiscal 2001, a decrease of 15.1%.

     The cumulative effect of accounting changes, net of tax, in fiscal 2002 amounted to ¥85,465 million due to the adoption of SFAS No. 133, as amended, as of April 1, 2001.

     As a result of the foregoing, our net income, which includes the cumulative effect of accounting changes, increased to ¥160,717 million in fiscal 2002 from ¥88,675 million in fiscal 2001, an increase of 81.2%.

Credit Losses and Non-Performing Loans

     The continuing weak economic environment in Japan during the 1990s and the beginning of this decade have resulted in the deterioration of the financial conditions of Japanese corporate and individual borrowers and a high number of bankruptcy filings. A substantial portion of the affected credit extended by Japanese financial institutions is secured by real estate as collateral. The deterioration in credit and the continuing decline in the value of real estate have led to a substantial increase in the amount of non-performing loans in Japanese financial institutions’ portfolios. Under these circumstances, Japanese non-life insurers, including Tokio Marine and Nichido Fire, have seen their non-performing loans increase, although not as much as other types of financial institutions. The main reason for this is that Japanese non-life insurers are required to maintain high levels of liquidity compared with other types of financial institutions, in order to be able to make claims payments, which has meant that they have diversified their investment portfolios.

     The following table, prepared on a U.S. GAAP basis, shows our recorded investment in impaired loans and specific valuation allowances as of each of the dates indicated:

	As of March 31,

	2003(1)	2002(1)	2001(1)

	(yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥31,483	¥16,726	¥20,051
Collateral and bank guaranteed loans	11,360	—	—
Unsecured loans	23,153	30,564	43,682

Total	¥65,996	¥47,290	¥63,733

Specific valuation allowances:
Mortgage loans on real estate	¥12,862	¥8,264	¥9,017
Collateral and bank guaranteed loans	4,865	—	—
Unsecured loans	12,378	15,806	16,509

Total	¥30,105	¥24,070	¥25,526

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal year ended March 31, 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Business Combination”.

     In addition to the valuation allowances reflected in the table above, we have made additional allowances for other loans based on past loss experience and current economic conditions. These additional allowances were ¥6,730 million at March 31, 2003.

Cash Flows

  Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Our cash flow statements for the fiscal year ended March 31, 2003 reflect the inclusion of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, our cash flow statements for the year ended March 31, 2003 are not directly comparable to our cash flow statements for prior years.

     Net cash provided by operating activities was ¥466,301 million in fiscal 2003, compared to ¥346,885 million in fiscal 2002. This increase was primarily attributable to an increase in net income and unearned premiums net of ceded insurance.

     Net cash used in investing activities was ¥417,155 million in fiscal 2003, compared to ¥19,518 million in fiscal 2002. This increase was principally due to an increase in the cost of fixed maturity securities purchased, partially offset by an increase in proceeds from fixed maturity securities sold and redeemed as well as equity securities sold.

     Net cash used in financing activities was ¥31,755 million in fiscal 2003, compared to ¥117,787 million in fiscal 2002. This decrease was mainly attributable to an increase in cashflows from investment deposits funded by policyholders and yields on these deposits, as well as the proceeds from issuance of debt, which was partially offset by an increase in withdrawals of investment deposits by policyholders.

     The operating, investing and financing activities described above resulted in net cash at March 31, 2003 of ¥339,978 million, compared to ¥322,302 million at March 31, 2002, representing an increase of ¥17,676 million.

  Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

     Net cash provided by operating activities was ¥346,885 million in fiscal 2002, compared to ¥313,165 million in fiscal 2001. This change was primarily attributable to an increase in net income, future benefits for life, unearned premiums net of ceded reinsurance and other, partially offset by the cumulative effect of accounting changes.

     Net cash used in investing activities was ¥19,518 million in fiscal 2002, compared to ¥279,129 million in fiscal 2001. This decrease was principally due to increases in net proceeds from short term investments and in cash received from securities lending transactions, as well as an increase in proceeds from fixed maturities redeemed and sold, partially offset by an increase in the cost of fixed maturities purchased.

     Net cash used in financing activities was ¥117,787 million in fiscal 2002, compared to ¥29,754 million in fiscal 2001. This increase was mainly attributable to a decrease in cashflows from investment deposits funded by policyholders and yields therefrom and the absence of any long term debt issuance, which was partially offset by a decrease in withdrawals of investment deposits by policyholders.

     The operating, investing and financing activities described above resulted in net cash and cash equivalents at March 31, 2002 of ¥322,302 million, compared to ¥112,431 million at March 31, 2001, representing an increase of ¥209,871 million.

Recent Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We plan to adopt SFAS No. 143 in the year ending March 31, 2004. We do not expect the adoption of SFAS No. 143 to have a material effect on our financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45. FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosure by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. We adopted the disclosure requirements effective March 31, 2003. The adoption of FIN 45 did not have a material effect on our financial statements.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, or FIN 46. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity (1) if that entity’s equity does not grant sufficient powers or rights to the equity holders or does not give them sufficient decision making powers or (2) if the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 is immediately effective for variable interest entities created after January 31, 2003, and is effective for variable interest entities acquired before February 1, 2003 in the first fiscal year beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

Effects of Inflation

     Our assets are generally not significantly affected by inflation, since a substantial portion of those assets is highly liquid. However, inflation may result in increases in our expenses, which may not be readily recoverable in the prices of services offered. If inflation results in rising interest rates and has other adverse effects on the capital markets and on the value of financial instruments, our financial position and profitability may be adversely affected.

Exposure to Currency Fluctuations

     We conduct a portion of our business in currencies other than the yen, primarily the U.S. dollar. This business includes operations of hull and marine cargo insurance and certain reinsurance, as well as investments in financial products denominated in foreign currencies. If our exposure to currency fluctuations is not properly managed, we would be exposed to risk arising from fluctuations in exchange rates on assets and liabilities denominated in foreign currencies. We seek to manage this exposure primarily by using forward exchange contracts, currency options and other derivatives. We also seek to control currency exposure by holding offsetting foreign currency positions in order to reduce the risk of loss from currency fluctuations.

Use of Derivative Financial Instruments

     We use a variety of derivative financial instruments in the normal course of our business to reduce our exposure to fluctuations in foreign exchange, interest rates and market values in our equity portfolios. These instruments include foreign exchange contracts, foreign exchange forwards and futures, currency swaps and currency option contracts, interest rate swap and swaption agreements, equity index futures contracts, equity index option contracts and bond futures contracts.

Integrated Risk Management

     We have adopted an integrated risk management system to measure, monitor and control risks inherent in our businesses. We use this system to establish acceptable levels of measurable risks for each fiscal year and to ensure the sufficiency of our shareholders’ equity in light of those risks. These risk amounts are monitored to ensure they are maintained within permissible ranges based on our economic capital model, and reported to our senior management on a periodic basis.

     As part of our integrated risk management system, our subsidiaries also conduct risk management based on our integrated risk management policy. Tokio Marine and Nichido Fire quantify market risks and asset-liability management risk, which are discussed in detail below under “Quantitative and Qualitative Disclosures About Market Risk”. We also identify and monitor the following risks:

•	Property and casualty insurance risk

Risk of loss arising from fluctuations in the loss ratio and operating expense rate expected at the time of calculating premiums.

•	Life insurance risk

Risk of loss arising from fluctuations in the mortality rate and operating expense rate expected at the time of calculating premiums.

•	Credit risk

Risk of loss arising from a decline in the value of our assets (including off-balance-sheet assets), or the total loss of these assets, as a result of deterioration in the obligor’s financial condition.

•	Real estate risk

Risk of loss arising from a decline in income from rentals or in the value of our real estate as a result of deterioration in the real estate market.

•	Liquidity risk

Risks of loss arising from being forced to dispose of assets at a significant discount to prevailing market prices because of a shortage of funds, market disruptions or other unexpected events.

•	Operations risk

Risk of direct or indirect loss resulting from inadequate or failed internal processes and systems or from external events.

Quantitative and Qualitative Disclosures About Market Risk

  Tokio Marine

     A substantial portion of the investments of Tokio Marine and its subsidiaries are made at the Tokio Marine parent company level. Tokio Marine’s subsidiaries conduct market risk management with respect to their own investments, and report the status of their market risk situations to Tokio Marine on a regular basis. Except as otherwise noted, the following discussion relates to market risk management of Tokio Marine only (and not its subsidiaries).

     Market Risk Generally

     Tokio Marine accumulates assets primarily because it receives premiums for underwriting insurance policies in advance of being required to make payments for claims under those policies. Tokio Marine funds the benefits it provides under insurance policies with gains and income generated by its investment portfolio and its investment portfolio assets. These investments are subject to market risk. The following is a discussion of Tokio Marine’s primary market risk exposures and how those exposures were managed as of March 31, 2003.

     Investment Objectives

     Tokio Marine invests premiums and deposits received from policyholders in various investments. Its principal investment objectives are to maximize its net asset value and maintain sufficient liquidity while controlling risk within an acceptable range. It also seeks to safeguard the interests of policyholders and shareholders.

     Market Risk Measurement

     Tokio Marine’s primary market risk exposures are to potential changes in interest rates and equity prices, as well as foreign exchange rates.

     Tokio Marine defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine is exposed to interest rate risk due to its investments in fixed income instruments, particularly bonds, loans and other long-term investments. In addition, Tokio Marine is exposed to interest rate risk due to interest rate sensitive obligations and liabilities, including deposit-type insurance and long-term insurance policies. See “- Assets to meet future obligations”. Tokio Marine risks a loss because both the market value of fixed income instruments and the present value of its obligations and liabilities may vary when market interest rates fluctuate. Between March 31, 2002 and March 31, 2003, there was no significant change in Tokio Marine’s interest rate risk. On the other hand, Tokio Marine Life’s interest rate risk increased as a result of the sharp decline of interest rate in Japan. The interest rate sensitivity of the life insurance business was historically high and significantly higher than the interest rate sensitivity of the property and casualty insurance business, as of March 31, 2003, mainly due to the high volatility of interest rates and the characteristics of the long-term liabilities of life insurance policies.

     Tokio Marine has a risk of loss due to equity prices because the value of its equity securities may decline during a sustained general fall in equity prices. Most of Tokio Marine’s equity investments are intended to be held for the long term. Tokio Marine’s equity holdings are primarily in the Japanese market. Between March 31, 2002 and March 31, 2003, the level of Tokio Marine’s equity price risk decreased as a result of the decrease in Japanese equity prices and as a result of Tokio Marine’s disposition of ¥92,127 million of its equity securities, measured at cost, to an exchange traded fund.

     Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than Tokio Marine’s functional currency, which is the yen, due to fluctuations of foreign exchange rates. Tokio Marine is exposed to foreign exchange rate risk because some of its assets are denominated in a currency other than the yen. If the value of a foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would also decline. Tokio Marine’s primary exposures for foreign exchange rate risk are the U.S. dollar, euro and pound sterling. Between March 31, 2002 and March 31, 2003, there was no significant change in Tokio Marine’s foreign exchange rate risk.

     We do not anticipate significant changes in the composition of Tokio Marine’s primary market risk exposures or in how those exposures are managed in future reporting periods.

     Market Risk Management and Risk Exposure Estimates

     As risks associated with managing assets and liabilities are becoming increasingly diversified and complex, Tokio Marine continues to seek to enhance its risk management systems and to adopt more sophisticated methods to manage its various risks. Its Risk Management Department, which is independent of Tokio Marine’s asset management divisions, is responsible for overseeing Tokio Marine’s market risk management process. This process includes establishing appropriate controls, policies and procedures relating to market risk; ensuring appropriate senior management oversight of market risk-taking and risk controlling activities; and analyzing, monitoring and reporting market risk.

     Tokio Marine divides its assets under management into the following three categories for market risk purposes, with risk management and investment policies tailored to each category:

•	Assets to meet future obligations;

•	Risk assets; and

•	Other assets.

     Assets to meet future obligations. Assets to meet future obligations are intended to provide reserves for insurance policies, including deposit-type insurance and long-term insurance policies. To ensure that Tokio Marine can make required payments on those policies at maturity without regard to interest rate fluctuations, both the asset and the liability must be managed effectively. This is called asset-liability management. Tokio Marine has been developing an advanced asset-liability management system and believes that it maintains a well-controlled portfolio that includes various bonds, loans and interest rate swap transactions used for hedging purposes.

     In addition, to enhance its asset-liability management capabilities with respect to deposit-type insurance policies, Tokio Marine groups investment deposit contracts primarily by type and duration of insurance policies. Each month, Tokio Marine measures interest rate sensitivity for the assets and liabilities in each of these groups. Based upon these measurements, Tokio Marine utilizes interest rate swaps in an effort to control the interest rate sensitivity in the assets and the liabilities in each group of investment deposits. At March 31, 2003, Tokio Marine had ¥3.0 trillion notional amount of interest rate swaps outstanding to hedge its exposure in respect of deposit-type insurance policies.

     In addition to using a corporate rating system, Tokio Marine has developed its own model for estimating credit risk, the Value-at-Credit Risk model, which we believe has enhanced Tokio Marine’s ability to manage its credit risk portfolio. To manage liquidity risk, Tokio Marine aims to ensure sufficient liquidity by maintaining various ways to raise funds quickly for the prompt payment of insurance claims.

     The following tables show the effect of changes in interest rates on the present value of the surplus in Tokio Marine’s asset-liability portfolio (parent company and Tokio Marine Life only) as of March 31, 2003 and March 31, 2002.

	As of March 31, 2003

	Yield curve shift(1)

	-1%	±0%	1%	+2%

	(yen in billions)
General Policy Account	¥(30)	¥0	¥2	¥(5)
Deposit-Type Insurance Account	(33)	0	29	51

Asset-Liability Portfolio (Tokio Marine non-consolidated)	¥(63)	¥0	¥32	¥47

Asset-Liability Portfolio (Tokio Marine Life)	¥(139)	¥0	¥93	¥149

	As of March 31, 2002

	Yield curve shift(1)

	-1%	±0%	1%	+2%

	(yen in billions)
General Policy Account	¥(6)	¥0	¥(5)	¥(13)
Deposit-Type Insurance Account	(52)	0	50	90

Asset-Liability Portfolio (Tokio Marine non-consolidated)	¥(58)	¥0	¥45	¥77

Asset-Liability Portfolio (Tokio Marine Life)	¥(47)	¥0	¥23	¥28

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated.

     Risk assets. Risk assets are those investments which purely pursue high profitability compared to risk amount. Tokio Marine’s risk assets include bonds, stocks and foreign currency positions in the currencies of industrialized nations.

     Tokio Marine measures the risks that result from its risk asset portfolio utilizing the expected shortfall method, at a 99% confidence level over a one-year period. Under this method, Tokio Marine estimates the expected loss in the fair value of its risk portfolio based on the occurrence of losses that are outside of the 99% confidence interval, as compared to the value-at-risk of that portfolio, which is estimated based on the occurrence of a loss at the 99% confidence level. Like the value-at-risk, the expected shortfall method takes into account market factors to which the market value of the portfolio position is exposed (interest rates, equity prices and foreign exchange rates), the sensitivity of the position to changes in those market factors, and the volatilities and correlation of those factors. This method also makes assumptions about market behavior. Tokio Marine’s standard forecast assumes a normal distribution. The expected shortfall for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.67, while the value-at-risk for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.33.

     The following tables summarize the expected shortfall for Tokio Marine’s risk asset portfolio for the years ended March 31, 2003 and March 31, 2002:

	Year ended March 31, 2003

	Expected shortfall for risk assets portfolio(1)

Risk category	Average	High	Low	As of March 31, 2003

	(yen in millions)
Interest rate	¥1,194	¥2,394	¥145	¥145
Foreign exchange	2,830	4,197	162	3,257
Equities	10,915	11,471	10,437	10,437

	Year ended March 31, 2002

	Expected shortfall for risk assets portfolio(1)

Risk category	Average	High	Low	As of March 31, 2002

	(yen in millions)
Interest rate	¥3,664	¥5,166	¥2,978	¥2,978
Foreign exchange	4,519	5,172	4,116	4,116
Equities	16,058	19,766	14,252	14,252

(1)	Calculated over a one-month period and based on a 99% confidence level.

     Other assets. Other assets are those held mainly for the purpose of operating the insurance business. The profitability of these assets is determined in an integrated manner with the profitability of insurance operations.

     At March 31, 2003, the market value of Japanese equity securities in this portfolio was ¥1,829.5 billion, which accounted for 32.8% of Tokio Marine’s total investments across all portfolios. Consequently, Tokio Marine’s net asset value tends to fluctuate considerably in accordance with price movements in the domestic stock market.

     We estimated that a ten percent downward movement in the level of the Nikkei Stock Average would have caused a loss in the fair value of our other assets of ¥183.0 billion and ¥251.5 billion as of March 31, 2003 and March 31, 2002.

Limitations of Market Risk Management

     Certain of the statements contained in this discussion of Tokio Marine’s market risk may constitute forward looking statements. These statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in those statements. These risks and uncertainties include, among other things:

•	Changes in the composition of Tokio Marine’s financial instruments that are subject to market risk, including as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation;

•	Changes in the volatility of particular instruments or groups of instruments, including, without limitation, as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets;

•	Deviations of the actual behavior of particular markets from those that are indicated by statistical models used by Tokio Marine; and

•	Deviations of actual loss experience from the results that might be indicated by statistical analysis.

Nichido Fire

     A substantial portion of the investments of Nichido Fire and its subsidiaries are made at the Nichido Fire parent company level. Nichido Fire’s subsidiaries conduct market risk management with respect to their own investments, and report the status of their market risk situations to Nichido Fire on a regular basis. Except as otherwise noted, the following discussion relates to market risk management of Nichido Fire only (and not its subsidiaries).

     In order to manage its business, Nichido Fire must understand risk, quantify uncertainty and manage for anticipated events. As a non-life insurer, Nichido Fire’s primary risk exposures arise in the underwriting and pricing of its insurance products, the investing of assets and the matching of invested assets and insurance liabilities. As discussed in further detail below, Nichido Fire’s investing activities generally subject it to market-related factors such as changes in interest rates, currency exchange rates, equity price levels and other market factors. While insurance underwriting and pricing risks impact the frequency and severity of the insurance claims to which Nichido Fire’s insurance operations are subject, the amount and timing of Nichido Fire’s insurance claims generally do not vary significantly based on these same market-related factors.

     Market Risk Generally

     Nichido Fire accumulates assets primarily because it receives premiums for underwriting insurance policies in advance of being required to make payments for claims under those policies. Nichido Fire funds the benefits it provides under insurance policies with gains and income generated by its investment portfolio. These investments are subject to market risk, which Nichido Fire defines as the risk of loss arising from adverse changes in market rates and prices that may cause a loss in the “fair value” of an investment to occur. The fair value of a financial instrument is the amount at which it could be exchanged in a current transaction between willing counterparties, other than in a forced or liquidation sale. Market risk is directly influenced by volatility and liquidity in the markets in which the relevant assets are traded.

     Nichido Fire’s primary market risk exposures are to potential changes in interest rates and equity prices, as well as foreign exchange rates. The composition of Nichido Fire’s investments varies by line of insurance business. The following is a discussion of Nichido Fire’s primary market risk exposures and how those exposures are currently managed as of March 31, 2003.

     Investment Objectives

     Nichido Fire seeks to assume prudent levels of risk in order to maximize returns while seeking to safeguard the interests of its policyholders and shareholders. Nichido Fire invests premiums and deposits received from policyholders in various investments. Nichido Fire acquires market-sensitive instruments primarily for long-term investment purposes rather than for trading purposes.

     Nichido Fire has the following primary investment objectives:

•	Maintain high-grade investment assets in order to meet insurance payment obligations;

•	Maintain sufficient liquidity in its investment assets to meet insurance payment obligations, repayment of deposit-type insurance products upon maturity and payment of dividends on those products on a timely basis; and

•	Achieve the highest possible returns on its investment assets while meeting the above objectives.

     Market Risk Management Process

     Nichido Fire’s Financial Risk Management Department is responsible for overseeing Nichido Fire’s market risk management process. This process includes establishing appropriate controls, policies and procedures relating to market risk; ensuring appropriate senior management oversight of market risk-taking activities; and analyzing, monitoring and reporting market risk.

     Nichido Fire believes that, in terms of the asset allocation of its investments, and to meet its investment objectives, the most important goal is to make investments that best match different risk profiles that arise from the specific nature of liabilities corresponding to the assets in each of its general fund and deposit-type insurance fund reserves. For the general fund reserve, Nichido Fire diversifies its investments among yen-denominated assets, Japanese equities, foreign currency-denominated bonds and others, to obtain a stable income source and relatively high return at the same time. For the deposit-type insurance fund reserve, in light of the fact that payments upon maturity and dividend payments must be made in yen, investments are made primarily in highly liquid and relatively low-risk assets. In particular, with respect to deposit-type insurance reserves, in order to deal with the risk that a large amount may become due at any time and the risk that the market interest rate may be below the assumed rate of interest, Nichido Fire’s Financial Planning Department, independent from the activities of the Financial Risk Management Department, quantifies and analyzes the risks arising from the mismatch of its assets and liabilities.

     Market Risk Measurement

     Nichido Fire’s material market risk exposures in its investment portfolio relate to interest rates, equity prices and foreign exchange rates. Nichido Fire does not have a material trading portfolio, and does not hold physical or derivative commodity positions.

     The carrying value of Nichido Fire’s investment portfolio as of March 31, 2003 was ¥1.5 trillion, of which 87% was invested in equity securities and fixed maturities. These investments are characterized on Nichido Fire’s balance sheet as “securities available for sale” or as “securities held to maturity”.

     For the purpose of market risk management, Nichido Fire defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Nichido Fire is exposed to interest rate risk due to its investments in fixed income instruments, particularly bonds, loans and other long-term investments. Nichido Fire risks a loss because these instruments may decline in value when market interest rates rise. Nichido Fire makes its investments in interest rate sensitive instruments in accordance with the asset-liability matching policies established by its Financial Planning Department. In addition, the amount of deposit-type insurance fund reserves was relatively stable during the years ended March 31, 2003 and March 31, 2002. Accordingly, between March 31, 2002 and March 31, 2003, there was no significant change in Nichido Fire’s interest rate risk.

     Nichido Fire has a risk of loss due to equity prices because the value of its equity securities may decline during a sustained general fall in equity prices. Most of Nichido Fire’s equity investments are intended to be held for the long term. Nichido Fire’s equity holdings are primarily in the Japanese market. The value of Nichido Fire’s equity portfolio tends to fluctuate considerably in accordance with price movements in the domestic stock market.

     Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than Nichido Fire’s functional currency, which is the yen. Nichido Fire is exposed to foreign exchange risk because some of its assets are denominated in a currency other than the yen. If the value of a foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would also decline. Nichido Fire’s primary exposures for foreign exchange rate risk are the U.S. dollar and euro. Between March 31, 2002 and March 31, 2003, there was no significant change in Nichido Fire’s foreign exchange rate risk.

     We do not anticipate significant changes in the composition of Nichido Fire’s primary market risk exposures or in how those exposures are managed in future reporting periods.

     Risk Exposure Estimates

     Nichido Fire uses a risk modelling technique known as “sensitivity analysis” to analyze the implications of changes in market conditions on investments it holds. Nichido Fire defines sensitivity analysis as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected period of time.

     In Nichido Fire’s sensitivity analysis model, a hypothetical change in market rates is selected that Nichido Fire expects to reflect reasonably possible near-term changes in those rates. For these purposes, Nichido Fire defines “near-term” to mean a period of up to one year from the date of its most recent consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in the following discussion, especially since this sensitivity analysis does not reflect the results of any actions that Nichido Fire would take to mitigate these hypothetical losses in fair value.

     Interest rate risk. For purposes of interest rate risk management, Nichido Fire seeks to match specific asset categories with groups of liabilities. The following tables show the effect of interest rate fluctuations on the present value of the surplus in Nichido Fire’s asset-liability portfolio (parent company and Nichido Life only) particular groups of assets and liabilities as of March 31, 2003 and March 31, 2002:

	As of March 31, 2003

	Yield curve shift(1)

	-1%	±0%	1%	+2%

		(yen in billions)
General Policy Account	¥(3.3)	¥0.0	¥3.5	¥6.4
Deposit-Type Insurance Account	(7.1)	0.0	12.8	23.5

Asset-Liability Portfolio (Nichido Fire non-consolidated)	¥(10.4)	¥0.0	¥16.3	¥29.9

Asset-Liability Portfolio (Nichido Life)	¥(26.4)	¥0.0	¥19.7	¥33.2

	As of March 31, 2002

	Yield curve shift(1)

	-1%	±0%	1%	+2%

		(yen in billions)
General Policy Account	¥(5.7)	¥0.0	¥4.9	¥9.1
Deposit-Type Insurance Account	(9.7)	0.0	12.7	23.4

Asset-Liability Portfolio (Nichido Fire non-consolidated)	¥(15.4)	¥0.0	¥17.6	¥32.5

Asset-Liability Portfolio (Nichido Life)	¥(13.7)	¥0.0	¥10.1	¥17.2

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated.

     Equity price and foreign exchange rate risks. A ten percent uniform upward and downward movement in stock prices is assumed for calculating the fair value sensitivity of equity securities held by Nichido Fire. Foreign exchange rate risk is estimated by assuming a ten percent increase and decrease in all non-yen exchange rates against the yen. Consequently, the fair value sensitivity shown below illustrates the effect on fair values if, simultaneously and uniformly, all non-yen currencies gained or lost ten percent of their value relative to the yen.

     The following table shows the sensitivity of Nichido Fire’s investments to changes in equity prices and foreign exchange values, by category of market risk, as of March 31, 2003 and March 31, 2002:

	As of March 31, 2003

	Percentage change

	-10%	±0%	+10%

	(yen in billions)
Equity price risk(1)	¥(41.8)	¥0.0	¥41.8
Foreign exchange rate risk(2)	(20.4)	0.0	20.4

	As of March 31, 2002

	Percentage change

	-10%	±0%	+10%

	(yen in billions)
Equity price risk(1)	¥(57.6)	¥0.0	¥57.6
Foreign exchange rate risk(2)	(18.8)	0.0	18.8

(1)	For equity price risk, a ten percent uniform upward or downward movement in the benchmark Nikkei Stock Average as of March 31, 2003 (¥7,972) and March 31, 2002 (¥11,024) was assumed for calculating the market value of Nichido Fire’s portfolio.

(2)	For foreign exchange risk assets, a ten percent upward or downward change in foreign currencies against the yen as of March 31, 2003 and March 31, 2002 was assumed for calculating the market value of Nichido Fire’s portfolio.

     Limitations of Market Risk Management

     Certain of the statements contained in this discussion of Nichido Fire’s market risk may constitute forward looking statements. These statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in those statements. These risks and uncertainties include, among other things:

•	Changes in the composition of Nichido Fire’s financial instruments that are subject to market risk, including as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation;

•	Changes in the volatility of particular instruments or groups of instruments, including, without limitation, as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets;

•	Deviations of the actual behavior of particular markets from those that are indicated by statistical models used by Nichido Fire, which of necessity rely on a number of assumptions and approximations; and

•	Deviations of actual loss experience from the results that might be indicated by statistical analysis.

Liquidity and Capital Resources

Liquidity

     In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts.

     The liquidity of a property-casualty insurer’s operations is generally affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also increase liquidity requirements for a property-casualty insurer’s operations.

     The liquidity of a life insurer’s operations is generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with its life insurance products, and by the level of surrenders and withdrawals.

     Our principal sources of liquidity include insurance premiums and deposit premiums received, investment income and cash provided from maturing or liquidated investments and funds that we may raise from time to time by issuing debt or equity securities. In addition, our investments held in liquid securities represent potential sources of liquidity.

     As a holding company, we currently conduct all of our operations through our direct and indirect subsidiaries, including Tokio Marine and Nichido Fire. Virtually all of our consolidated assets are held by, and all of our consolidated earnings and cash flows are attributable to, our direct and indirect subsidiaries. As a result, our liquidity and ability to pay expenses and meet obligations at the holding company level, as well as our ability to pay cash dividends on our shares, are dependent upon our ability to receive dividends from our subsidiaries. While we expect that our subsidiaries will contribute cash to us from time to time, their ability to do so is governed not only by their profitability but also by a number of different regulations that are subject to change. See “Risk Factors — Risks Relating to Our Business”.

     We are not aware of any developments which would materially increase our demand for liquidity.

     Capital Resources

     Our capital requirements consist principally of capital expenditures and debt repayment.

     We made capital expenditures of ¥11.5 billion in the year ended March 31, 2003, ¥3.7 billion in the year ended March 31, 2002 and ¥8.0 billion in the year ended March 31, 2001, in each case primarily for real estate for operational and lease purposes and for information technology systems development and equipment. At March 31, 2003, we had no material commitments for capital expenditure.

     Our debt outstanding amounted to ¥177,880 million as of March 31, 2003, of which the current portion amounted to ¥9,331 million. Debt outstanding at March 31, 2003 was comprised of the following:

	Due	(Yen in millions)

Loans, 0.05% to 4.75%	2007-2016	¥4,673
Equity linked notes, 1.00% to 21.00%	2004	4,331
Fixed rate notes, 0.07%	2004	5,000
Floating rate notes, 0.06%	2005	2,000
Credit linked notes, 2.56% to 11.75%	2007	25,373
Unsecured bonds, 1.47% to 2.78%	2006-2021	135,984
Other notes	2011	519

Total debt outstanding		¥177,880

     These borrowings were made primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

     We also maintain investment deposits by policyholders, which are liabilities that must be returned to the policyholders under long-term insurance coverage unless there has been a substantial settlement under the policy. Investment deposits by policyholders amounted to ¥2,716,526 million at March 31, 2003.

     It is our policy to fund our capital requirements principally from cash flow from operating activities and external sources, such as issuances of debentures. In the future, we intend to explore funding opportunities from diversified external sources within the framework of applicable regulations.

     At the holding company level, we intend to finance our capital requirements, investments and working capital needs primarily with a combination of dividends and advances from our subsidiaries and access to the international and domestic capital markets. We believe that dividends and advances provided by our subsidiaries, together with the proceeds from any capital markets offerings, will provide sufficient funds to meet our operating and capital requirements and to implement our corporate strategy.

     Effective as of August 19, 2003, we reduced our statutory additional paid in capital in the amount of ¥500 billion pursuant to Article 289, section 2 of the Japanese Commercial Code and transferred that amount to our capital surplus. This transfer will enable us, among other things, to repurchase our own shares of common stock. At our general shareholders’ meeting on June 27, 2003, our shareholders approved a share buyback of up to 120,000 shares of our common stock with an aggregate value of no more than ¥100 billion. As of September 9, 2003, we had repurchased 28,347 shares for an aggregate purchase price of ¥32,489 million.

DIRECTORS AND CORPORATE AUDITORS

Personal Data

     Our current directors and corporate auditors were elected to their respective positions with us at the June 2003 ordinary general meeting of our shareholders. The term of office for each of our directors and corporate auditors will expire at the close of the ordinary general meeting of shareholders convened in 2004 and 2007, respectively. As of June 27, 2003, we reduced the size of our board of directors from 13 directors to 11 directors and the size of our board of corporate auditors from 5 corporate auditors to 4 corporate auditors.

     The following table shows information about our directors and corporate auditors as of August 31, 2003:

			Number of Shares
			Owned as of
Name	Position	Date of Birth	August 31, 2003

Tomio Higuchi	Chairman and Representative Director	October 22, 1942	33.53
Kunio Ishihara	President and Representative Director	October 17, 1943	49.84
Katsuo Handa	Executive Vice President and Representative Director	June 29, 1944	25.33
Yukiteru Noji	Senior Managing Director and Representative Director	May 4, 1942	12.93
Yasuo Yaoita	Managing Director and General Manager of Merger Planning Department	November 13, 1947	28.47
Shoji Ueno	Director	February 5, 1944	32.02
Yasuo Tago	Director	January 13, 1944	15.59
Minoru Makihara	Director	January 12, 1930	21.00
Masamitsu Sakurai	Director	January 8, 1942	—
Haruo Shimada	Director	February 21, 1943	—
Toshiro Yagi	Director	November 1, 1947	17.61
Takehisa Kikuchi	Standing Corporate Auditor	December 5, 1941	62.49
Sadao Yamamoto	Standing Corporate Auditor	March 1, 1940	15.45
Iwao Hanaoka	Corporate Auditor	January 5, 1934	5.07
Shigemitsu Miki	Corporate Auditor	April 4, 1935	—

     Tomio Higuchi joined Nichido Fire in 1965. He became a director of Nichido Fire in 1993, a managing director in 1995, a senior managing director in 1998, vice president in 2000 and president and senior general manager of marketing and sales promotion headquarters in 2001. He has served as chairman of our board of directors since April 2002. He also serves as president of Nichido Fire.

     Kunio Ishihara joined Tokio Marine in 1966. He became a director of Tokio Marine in 1995, a managing director in 1998, a senior managing director in 2000 and president in 2001. He has served as our president since April 2002. He also serves as president of Tokio Marine.

     Katsuo Handa joined Tokio Marine in 1968. He became a director of Tokio Marine in 1995, a managing director in 1998 and a senior managing director in 2001. He has served as our executive vice president since June 2003.

     Yukiteru Noji joined Nichido Fire in 1965. He became a director of Nichido Fire in 1995 and a managing director in 1998. He has served as our senior managing director since June 2003.

     Yasuo Yaoita joined Tokio Marine in 1970. He became a director of Tokio Marine in 2000. He has served as our managing director since April 2002.

     Shoji Ueno joined Tokio Marine in 1967. He became a director of Tokio Marine in 1993, a managing director in 1996, a senior managing director in 1999 and an executive vice president in 2001. He has served as one of our directors since April 2002. He also serves as an executive vice president of Tokio Marine and as president of The Tokio Marine Research Institute.

     Yasuo Tago joined Nichido Fire in 1966. He became a director of Nichido Fire in 1996, a managing director in June 1998, a senior managing director in 2002 and an executive vice president in 2003. He has served as one of our directors since April 2002. He also serves as an executive vice president of Nichido Fire.

     Minoru Makihara joined Mitsubishi Corporation in 1956. He became president of Mitsubishi Corporation in 1992 and has served as the chairman of its board of directors since 1998. He served as a director of Tokio Marine from 1993 through 2002. He has served as one of our directors since April 2002.

     Masamitsu Sakurai joined Ricoh Co., Ltd. in 1966. He became a director of Ricoh Co., Ltd. in 1992 and has served as its president since 1996. He has served as one of our directors since April 2002.

     Haruo Shimada joined the faculty of economics at Keio University as a research assistant in 1967. He became an associate professor in 1975 and has been a professor since 1982. He has served as one of our directors since April 2002.

     Toshiro Yagi joined Tokio Marine in 1971. He became a director of Tokio Marine in 2001 and a managing director in 2003. He has served as one of our directors since June 2003. He also serves as a managing director of Tokio Marine.

     Takehisa Kikuchi joined Tokio Marine in 1964. He became a director of Tokio Marine in 1992, a managing director in 1995 and a senior managing director in 1998. He has served as one of our standing corporate auditors since April 2002. He became a corporate auditor of Tokio Marine in 2002.

     Sadao Yamamoto joined Nichido Fire in 1963. He became a director of Nichido Fire in 1994 and a managing director in 1997. He has served as one of our standing corporate auditors since April 2002.

     Iwao Hanaoka became an attorney-at-law and joined Kaneko Law Office (currently Kaneko Iwamatsu Law Office) in 1959. He served as a corporate auditor of Nichido Fire from 2000 through 2002. He has served as one of our corporate auditors since April 2002.

     Shigemitsu Miki joined The Mitsubishi Bank, Ltd. in 1958. He became a director of The Mitsubishi Bank, Ltd. in 1986 and has served as president of The Bank of Tokyo-Mitsubishi, Ltd. since 2000. He served as a corporate auditor of Tokio Marine from 2000 through 2002. He has served as one of our corporate auditors since April 2002. He also serves as president of Mitsubishi Tokyo Financial Group, Inc.

     There are no family relationships between any of our directors and corporate auditors. None of our directors or corporate auditors has any service contract with us or any of our subsidiaries that provides for benefits upon termination of service as a director or corporate auditor.

Compensation and Benefits

     The aggregate compensation, including bonuses, that was paid by Millea and its subsidiaries during the year ended March 31, 2003 to our directors and corporate auditors was ¥622 million. The total amount that we set aside or accrued during the year ended March 31, 2003 to provide pension, retirement or similar benefits to our directors and corporate auditors was ¥136 million.

Board Practices

     Our board of directors has the authority to determine the fundamental policy for the administration of the board’s affairs and supervises the execution by the directors of their duties. Our articles of incorporation provide for not more than fifteen directors. Directors are elected at general meetings of shareholders, and the normal term of office of directors is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more representative directors, who have the authority individually to represent us. From among its members, the board of directors also elects a chairman, a president and one or more executive vice presidents, senior managing directors and managing directors.

     The Commercial Code of Japan provides that a director may not vote on an agenda item in which he or she has a special interest. There is no compulsory retirement age for directors. There is no requirement that a director hold shares in order to qualify him or her as a director.

     Our articles of incorporation provide for not more than six corporate auditors, one or more of whom may serve as a standing (or full-time) corporate auditor. Corporate auditors are elected at general meetings of shareholders. The normal term of office of a corporate auditor is four years. Corporate auditors may serve any number of consecutive terms. The corporate auditors form the board of corporate auditors. Corporate auditors are under a statutory duty to review the administration of our affairs by the directors, examine the financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders and report their opinions thereon to the shareholders. Corporate auditors are required to attend meetings of the board of directors and are entitled to express their opinions, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report to the board of corporate auditors, which is required to submit its auditing report to the directors. The board of corporate auditors also determines matters relating to the duties of the corporate auditors, such as auditors’ policy and methods of investigation of our affairs.

THE JAPANESE NON-LIFE INSURANCE INDUSTRY

History

     Tokio Marine, originally founded in 1879, was the first Japanese private non-life insurance company. Following the enactment of the Insurance Business Law in 1900, Japanese non-life insurance business prospered, mainly as a result of the rapid expansion of the Japanese economy during World War I. However, this period was followed by a recession, the great earthquake in Tokyo in 1923 and the financial crisis of 1929, which resulted in Japanese non-life insurance companies incurring substantial losses. This led them to reorganize and form various cartels and co-operative associations. During World War II, under the guidance of the Japanese government, the industry was again reorganized and the number of companies was reduced from 48 in 1940 to 16 in 1945.

     By the end of World War II, Japanese non-life insurance companies had lost almost all overseas business and incurred substantial deficits. Nevertheless, Japanese non-life insurance business grew rapidly as the Japanese economy expanded since the late 1950s. In the 1980s, non-life insurance business grew significantly due to sales of automobile insurance and sales to individuals of insurance policies with a refund at maturity, which was seen as an attractive form of investment. In recent years, moderate non-life insurance business growth has been achieved mainly due to the steady growth of sales of automobile insurance.

     The growth of automobile insurance business, from both voluntary and (with the introduction in 1955 of the Automobile Liability Security Law) compulsory automobile liability insurance, contributed significantly to the growth of non-life insurance business after World War II. This not only resulted in a substantial volume of business for the non-life insurance industry but also, by introducing individuals to various insurance policies, provided new opportunities for the industry’s future expansion. In recent years, growth in automobile insurance business has slowed down while deregulation of the industry has led to diversification of the Japanese non-life insurance companies’ other business activities.

Industry Background

     The growth of non-life insurance business is closely related, among other things, to the growth in the construction and automobile industries and the volume of foreign trade, as well as to the emergence of new kinds of risk resulting from social and economic development, and the increasing public awareness of insurance and liability compensation. In addition, in the last 15 years, insurance policies with a refund at maturity marketed to individuals have become attractive vehicles for personal investment in Japan. Premium income from personal insurance business now accounts for about three-quarters of the industry’s total non-life premium income.

     Until 1996, non-life insurance companies were prohibited from engaging in the life insurance business under Japanese law. However, under the new Insurance Business Law which was enacted on April 1, 1996, non-life insurance companies are allowed to establish subsidiaries to engage in the life insurance business and life insurance companies are allowed to establish subsidiaries to engage in non-life insurance business.

     Life and non-life insurance companies were mutually allowed to enter the so-called “third sector” insurance business through subsidiaries beginning in January 2001 and directly beginning in July 2001. The “third sector” refers to insurance products and services that do not fall within the traditional life and non-life insurance areas, such as personal, accident, medical and cancer insurance and insurance covering expenses for nursing care. Deregulation of this segment of the insurance industry in Japan is expected to expand the size of the market by raising awareness of consumers to availability of these products.

     The new Insurance Business Law of 1996 also permitted the establishment of insurance brokerage operations, although these brokerage activities have not had any substantial influence on the Japanese insurance market to date.

     There have been several amendments to the Insurance Business Law since its enactment in 1996. The most significant amendments were enacted as part of the Financial System Reform Act of 1998 and served to further deregulate the insurance industry. For a summary of the more significant 1998 amendments to the Insurance Business Law, see “Regulation — Insurance Industry Regulations”.

     According to the Financial Services Agency, as of June 1, 2003, the Japanese non-life insurance industry consisted of 30 licensed Japanese companies. In addition, 24 foreign insurance companies conduct non-life insurance business in Japan under license from the Japanese government.

REGULATION

Insurance Industry Regulations

     General Regulatory Scheme

     The Japanese non-life insurance market is regulated by the Insurance Business Law, as amended from time to time, as well as by cabinet orders, ministerial ordinances and various rules and regulations made by the Financial Services Agency and relevant ministries. Under the Insurance Business Law, all non-life insurance companies must be either joint stock corporations or mutual companies, and they must each obtain a license from the Prime Minister. The Insurance Business Law also contains detailed provisions regarding, among other things, accounting principles and restrictions relating to the investment of insurance companies’ funds. The Insurance Business Law provides for the registration of insurance agents and insurance brokers with the relevant local finance bureau and regulates their soliciting activities. Foreign insurance companies that intend to conduct non-life insurance business in Japan are also subject to the Insurance Business Law and are required to obtain a license from the Prime Minister.

     The Financial Services Agency supervises non-life insurance companies and their business operations. Certain methods of operations, general policy conditions, and the basis of calculation of premiums and reserves for unexpired risks must be approved by the Financial Services Agency. This Agency may, at any time, require insurance companies to submit reports and other documents and may carry out inspections at the companies’ offices. The Financial Services Agency’s practice is to inspect and audit the business operations of insurance companies regularly.

     Insurance Holding Company Regulations

     Under the Insurance Business Law of Japan, an insurance holding company is prohibited from carrying on business other than the administration of the management of its subsidiaries and other incidental business. An insurance holding company may have as its subsidiaries life and non-life insurance companies, banks (including trust banks and long-term credit banks), securities companies and foreign subsidiaries engaged in the insurance, banking or securities business. In addition, an insurance holding company may have as its subsidiaries companies engaged in businesses relating or incidental to the businesses of the companies mentioned above, such as credit card companies, leasing companies and investment advisory companies. The provisions of the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, or the Anti-Monopoly Law, that prohibit an insurance company from holding more than 10% of another company’s voting rights without the prior approval of the Fair Trade Commission, do not apply to an insurance holding company.

     The Financial Services Agency supervises insurance holding companies under the Insurance Business Law. The Financial Services Agency may, at any time, require an insurance holding company or its subsidiaries to submit reports and other documents and may carry out inspections at the companies’ offices if the Financial Services Agency deems such action necessary to secure the sound and appropriate operation of the business of the subsidiary insurance companies. In addition, if a bank or a securities company is a subsidiary of an insurance holding company, the insurance holding company is also subject to supervision by the Financial Services Agency under either the Banking Law or the Securities Exchange Law, as applicable.

     Limitations on Investments for Insurance Companies

     The Insurance Business Law, ministerial ordinances and the regulations thereunder specify the types of investments that Japanese non-life insurance companies may make and the percentage of their total assets (calculated on the basis of Japanese accounting principles) which can be invested in each type of investment. Under these provisions, Tokio Marine’s and Nichido Fire’s investment portfolios must, in general, be held in the form of securities, real estate, monetary claims, gold bullion, loans, loaned securities, investments in partnerships, cash on deposit, money trusts, monetary claims trusts, securities trusts, real estate trusts, financial derivatives, or other investments enumerated in the Insurance Business Law Enforcement Regulations. Investments in stocks and assets denominated in foreign currencies are each limited to 30% of total assets. The aggregate investment in real estate is limited to 20% of total assets, and investments in claims, loans and loaned securities are limited to 10% of total assets. In 1998, a limit on investments in any one company (including its affiliates) was set at 10% of total assets. Loans to and guarantees in favor of any one company (including its affiliates) are limited to 3% of total assets.

     Under the Anti-Monopoly Law, no insurance company can acquire or hold more than 10% of the total outstanding stock of any other company in Japan without obtaining the prior approval of the Fair Trade Commission, except in certain circumstances. Additionally, the Insurance Business Law prohibits an insurance company from acquiring or holding more than 10% of the total outstanding stock of any other company in Japan except of other life or non-life insurance companies, banks, securities companies, foreign insurance companies, foreign banks, foreign securities companies, companies which exclusively operate businesses that provide support to the insurance company and its subsidiaries or finance-related businesses enumerated in the Insurance Business Law, companies that cultivate certain new business fields defined in the Insurance Business Law Enforcement Regulations, and holding companies that exclusively hold the foregoing companies.

     Limitations on Dividend Distributions for Insurance Companies

     The Insurance Business Law prescribes certain financial requirements that must be met before an insurance company can distribute dividends to its shareholders. Until the aggregate amount of additional paid-in capital and legal reserve is equal to the amount of stated capital of an insurance company, the insurance company must credit to its legal reserve an amount equivalent to at least one-fifth of the amount to be appropriated from the profit for each fiscal period and an amount equal to one-fifth of the cash distribution each time a distribution of money as an interim dividend is made pursuant to the Commercial Code. Under the Commercial Code, a company is permitted to distribute profits by way of year-end dividends out of the excess of its net assets over the aggregate of:

(1)	its stated capital;

(2)	its additional paid-in capital;

(3)	its accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(5)	other matters specified in the Implementation Ordinance of the Commercial Code and the Insurance Business Law.

     In the case of interim dividends, net assets are calculated based on the non-consolidated balance sheet as of the last closing of our accounts. Pursuant to an amendment to the Commercial Code which became effective on September 25, 2003, net assets are adjusted to reflect: (i) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve; (ii) any subsequent transfer of retained earnings to stated capital; (iii) any subsequent reduction of stated capital or legal reserve; (iv) the total purchase price of shares authorized pursuant to a resolution of a general meeting of shareholders; (v) the total purchase price of shares authorized pursuant to the articles of incorporation; and (vi) other matters specified in the Implementation Ordinance of the Commercial Code and the Insurance Business Law. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (1) through (5) above. For more information on share repurchases, see “Description of Common Stock — Repurchase by Millea Holdings of Shares”.

     Recent Changes to Insurance Laws

     A number of measures have been implemented under the Insurance Business Law over the past several years in order to provide greater protections to policyholders. Under amendments to the Insurance Business Law passed in 1998, an early warning measure was introduced. This early warning measure is based on a non-life insurance company’s solvency margin ratio. When the solvency margin ratio of a non-life insurance company falls below a certain prescribed ratio, regulators can require that the insurance company take certain actions, such as reducing certain business operations or refraining from making certain investments. Also in 1998, the Non-Life Insurance Policyholders Protection Corporation was established to provide assistance to policyholders in the event a non-life insurance company becomes insolvent. All non-life insurance companies operating in Japan, including foreign insurers, are obligated to become members of this organization. The organization aids policyholders by rendering financial assistance to an insurance company that assumes the affected policies, by assuming the policies itself or through other methods stipulated in the Insurance Business Law.

     Other amendments to the Insurance Business Law passed in 1998 permitted non-life and life insurance companies to enter the banking business through their subsidiaries from October 1999 and permitted banks to enter the non-life and life insurance businesses through their subsidiaries from October 2000. These 1998 amendments also abolished the requirements that non-life insurance companies obtain approvals from the Financial Services Agency for certain changes to methods of operations, general policy conditions or the basis of calculations of premiums and reserves for unexpired risks from those previously approved by the Prime Minister of Japan. A notification requirement was introduced instead.

     Amendments to the Law Concerning the Non-Life Insurance Rating Organizations were also passed in 1998. These amendments abolished the requirement that non-life insurance companies use the premium rates established by the rating organizations. Today, with the exception of earthquake insurance and compulsory automobile liability insurance, non-life insurance companies may set their own premium rates for insurance policies.

     These recent changes in insurance industry-related laws have contributed to increased competition among non-life insurance companies.

     In April 2001, the Consumer Contracts Law and the Law on Sales of Financial Products were enacted, which regulate soliciting and selling activities of non-life insurance products. Recent amendments to the Insurance Business Law which became effective in April 2000 allow non-life insurance companies to sell some of their products (including credit insurance provided in connection with housing loans made by banks) through banks’ branch offices.

     The most recent amendments to the Insurance Business Law enacted on August 24, 2003 allow insurance companies which may find it difficult to continue operating their insurance businesses to change the terms of their insurance policies, including reducing insurance payments. This is subject to obtaining approval from the Prime Minister of Japan and shareholders of the insurance company, implementing procedures to protect the interests of policyholders and other conditions and procedures prescribed in the Insurance Business Law.

Foreign Exchange Regulations

     General Description

     The Foreign Exchange and Foreign Trade Law of Japan, frequently referred to as the Foreign Exchange Law, and the cabinet orders and ministerial ordinances thereunder govern the issuance of shares by companies and the acquisition and holding of shares by “non-residents of Japan” and “foreign investors”, as defined by the Foreign Exchange Law.

     Non-residents of Japan are:

(1)	individuals who do not reside in Japan; and

(2)	corporations whose principal offices are not located in Japan.

     Generally, branches and offices of non-resident corporations which are located in Japan are regarded as residents of Japan while branches and offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

     Foreign investors are:

(1)	individual not resident in Japan;

(2)	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; and

(3)	corporations organized in Japan not less than 50% of the issued shares of which are directly or indirectly held by (1) and/or (2), or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

     Dividends and Proceeds of Sale

     Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may, in general, be converted into any foreign currency and repatriated abroad.

     Acquisition of Shares

     Under the Foreign Exchange Law, in general, a non-resident who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Minister of Finance of Japan may require a prior approval for any such acquisition in certain limited circumstances.

     If a foreign investor acquires shares of a listed company and, together with parties who have a special relationship with that foreign investor, holds 10% or more of the issued shares of the company as a result of the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares of Millea Holdings by non-residents by way of a stock split is not subject to any notification or reporting requirements.

Reporting of Substantial Shareholdings

     Under the Securities and Exchange Law of Japan, if any person becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a public company, that shareholder must file a report concerning the shareholder’s shareholdings with the relevant local finance bureau within five business days. If there is any subsequent change of 1% or more in the above shareholding, the shareholder must file a similar report. For these purposes, the total number of issued shares and the number of shares held by the shareholder include shares to be issued on the exercise of warrants to subscribe for new shares or on the conversion of bonds or debentures with warrants to subscribe for new shares. The shareholder also must file a copy of the relevant report with the issuer of the shares and the stock exchanges on which the shares are listed.

     Under the current Insurance Business Law, if a company wishes to acquire a majority of the total outstanding shares of a Japanese insurance company, or if a person wishes to set up a company holding a majority of the total outstanding shares of a Japanese insurance company, that party may be required to obtain prior approval of the Prime Minister.

     Under the Insurance Business Law, a shareholder of an insurance company or insurance holding company that holds more than 5% of the total voting rights of the insurance company or insurance holding company is required to file a report of its holdings with the Prime Minister within five days after the acquisition of the shares and other reports concerning the changes in the reported matters (including any increase or decrease of more than 1% in the shareholding ratio). In addition, a shareholder of an insurance company that holds more than 20% (in some cases, 15%) of the total voting rights of the insurance company is required to obtain the approval of the Prime Minister in advance of acquiring that percentage of shares.

DESCRIPTION OF COMMON STOCK

     The following information relates to shares of our common stock, including summaries of certain provisions of our articles of incorporation, the Commercial Code of Japan relating to joint stock corporations (known in Japanese as kabushiki kaisha) and certain relevant regulations under the Insurance Business Law.

Shares and Share Capital

     Our authorized share capital is 7,000,000 shares of common stock, of which 1,857,048.75 shares were issued as of March 31, 2003. Since recent amendments to the Commercial Code of Japan have abolished the concept of par value, the stock issued by us does not have any par value.

     We acquired 5,118.83 shares of our own stock for approximately ¥5,038 million in response to requests by holders of fractional shares (see “— Fractional Shares” below) during the year ended March 31, 2003. Under the Commercial Code, we may transfer these shares by resolution of the board of directors. However, we cannot transfer these shares at a “specially favorable” price, as described in “— Voting Rights” below.

     Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders. Shareholders are required to file their names, addresses and seal impressions with The Mitsubishi Trust and Banking Corporation, the transfer agent for our common stock. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy, and render related services on payment of their standard fee.

     The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to our common stock. Under this system, shareholders may deposit certificates for shares with the Japan Securities Depositary Center, Inc., the sole depositary under the central clearing system, through institutions which have accounts with the Japan Securities Depositary Center. These institutions are normally securities companies.

     The shares deposited with the Japan Securities Depositary Center will be registered in the Japan Securities Depositary Center’s name in our register of shareholders. With information provided by the Japan Securities Depositary Center and by the institutions that have accounts with the Japan Securities Depositary Center, we prepare a register of beneficial shareholders that lists the names of those who beneficially own the deposited shares. This register of beneficial shareholders is updated on pre-established “record dates” and on other dates when it is necessary to determine who owns the shares and can thus exercise rights relating to those shares. Delivery of share certificates is not required to transfer deposited shares between accounts at an institution or between accounts at the Japan Securities Depositary Center.

     In general, the beneficial shareholders of deposited shares registered in the register of beneficial shareholders are entitled to the same rights and benefits with respect to those shares as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the beneficially owned shares, such as voting and receiving dividends (if any) and convocation notices of shareholders’ meetings directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes.

     New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Dividends

     Following approval at a general shareholders’ meeting, dividends are distributed to shareholders (or pledgees) appearing in the register of shareholders and to the holders of fractional shares appearing on the register of fractional shares as of the close of business on March 31 of the relevant year. Dividends are distributed in cash. Our articles of incorporation provide that we are relieved of the obligation to pay any dividends that are unclaimed for five years after the payment date.

     The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of annual cash dividends or interim dividends unless we set aside in our legal reserve an amount equal to at least one-tenth of any amount that we pay out as an appropriation of retained earnings, including any payment by way of annual dividends and bonuses to directors and corporate auditors, or equal to one-tenth of any interim dividend. The Commercial Code permits us to distribute profits by way of dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

(1)	our stated capital;

(2)	our additional paid-in capital;

(3)	our accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the dividends concerned and proposed payment by way of appropriation of retained earnings; and

(5)	other matters specified in the Implementation Ordinance of the Commercial Code.

     In the case of interim dividends, net assets are calculated based on the non-consolidated balance sheet as of the last closing of our accounts. Pursuant to an amendment to the Commercial Code which became effective on September 25, 2003, net assets are adjusted to reflect: (i) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve; (ii) any subsequent transfer of retained earnings to stated capital; (iii) any subsequent reduction of stated capital or legal reserve; (iv) the total purchase price of shares authorized pursuant to a resolution of a general meeting of shareholders; (v) the total purchase price of shares authorized pursuant to the articles of incorporation; and (vi) other matters specified in the Implementation Ordinance of the Commercial Code. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (1) through (5) above. For more information on share repurchases, see “Description of Common Stock — Repurchase by Millea Holdings of Shares”.

     We may, by resolution of the board of directors, pay interim dividends in cash to the shareholders (or pledgees) on the register of shareholders and to the holders of fractional shares appearing on the register of fractional shares as of the close of business on September 30 of each year.

     The amounts of capital and other items discussed in this section are in accordance with Japanese GAAP.

     The Commercial Code does not provide for “stock dividends”. However, the Commercial Code does provide that our shareholders may, by resolution, transfer any amount which is distributable as dividends to stated capital, and the board of directors may, by resolution, issue additional shares by way of a stock split; thus, the same effect as a stock dividend can be achieved.

     In Japan, the “ex-dividend” date and the record date used to determine the shareholders who will receive a dividend, if paid, are determined before the date the company decides the amount of the dividends, if any, to be paid.

     For information as to Japanese taxes on dividends, see “Taxation”.

Stock Splits (Free Share Distributions)

     Under the Commercial Code, our board of directors is permitted to declare a stock split without needing to ensure there is a minimum net asset value per share (based on our most recent non-consolidated balance sheet) following the stock split. In addition, in connection with any stock split, our board of directors may increase our authorized number of shares to account for the stock split, and amend our articles of incorporation accordingly, without the need for shareholder approval. For example, if each share becomes three shares by way of a stock split, we can increase our authorized number of shares by up to three times the existing number and do not need to obtain shareholder approval for that increase.

Fractional Shares

     The holder of any fractional share constituting one one-hundredth of one share of our common stock or any integral multiple thereof is registered in the register of fractional shares. Any fractional interest representing less than one one-hundredth of one share will not be registered, but entitles the holder to receive cash in lieu of that fractional interest. Certificates are not be issued for fractional shares and fractional shares do not carry voting rights. Our articles of incorporation provide that any registered holder of fractional shares has the right to receive dividends and interim dividends.

     A holder of fractional shares may at any time require us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on the Tokyo Stock Exchange immediately thereafter. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our share handling regulations. However, because holders of ADSs representing less than one share are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

     Our articles of incorporation also provide that a holder of fractional shares may require us to sell any fractional shares we may have to the holder so that the holder can raise its fractional ownership to a whole share. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on the Tokyo Stock Exchange immediately thereafter. In connection with a sale, we will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to our share handling regulations. However, because holders of ADSs representing less than one share are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Voting Rights

     A shareholder is entitled to one vote per share, subject to the limitations on voting rights set forth in this section and in “— Fractional Shares”. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the shares having voting rights present at the meeting. Shareholders may exercise their voting rights by voting card or proxy, provided that the person acting as proxy is a shareholder of us with voting rights and is present at the meeting. The Commercial Code and our articles of incorporation provide that the quorum for election of directors and corporate auditors shall not be less than one-third of the total number of outstanding shares having voting rights. Our articles of incorporation provide that our shareholders are not entitled to cumulative voting in the election of directors. Under the Commercial Code, cumulative voting is not applicable to the election of corporate auditors.

     A corporate shareholder, more than one-quarter of whose shares with voting rights will be directly or indirectly owned by us, may not exercise its voting rights in respect of our shares. We have no voting rights with respect to the shares of our common stock we own.

     The Commercial Code and our articles of incorporation provide that a quorum of not less than one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate action such as:

•	The reduction of our stated capital;

•	The removal of a director or corporate auditor;

•	The establishment of a 100% parent-subsidiary relationship by way of a share exchange or share transfer;

•	Our dissolution, merger or corporate split;

•	The transfer of the whole or an important part of the business;

•	The taking over of the whole business of any other company;

•	The issuance of new shares at a “specially favorable” price (or any issuance of warrants to subscribe for new shares with “specially favorable” conditions, or bonds or debentures with warrants to subscribe for new shares with “specially favorable” conditions) to persons other than shareholders; and

•	The discharge of certain director’s or corporate auditor’s liabilities that are owed to us.

     The quorum necessary to adopt any of the resolutions listed above at a shareholders’ meeting was reduced from a majority to not less than one-third of outstanding shares with voting rights by the amendment of our articles of incorporation in 2003.

     At least two-thirds of the shares having voting rights represented at the meeting must be voted to approve these actions. In addition, the Insurance Business Law requires the approval of the Financial Services Agency for certain transfers of our business, or certain takeovers of whole or important parts of other businesses, or for certain corporate splits.

General Meetings of Shareholders

     The ordinary general meeting of our shareholders is held in Tokyo, Japan within three months after the close of each fiscal year beginning with the fiscal year ending March 31, 2003. Notice of a shareholders’ meeting stating the place, time and purpose of the meeting and a summary of the matters to be acted upon must be sent to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders, as well as giving prior public notice concerning the record date for establishing which shareholders are entitled to exercise rights at the meeting.

     Under the Commercial Code, any shareholder holding at least 300 shares or 1% of the total number of shares having voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date set for such meeting. Accordingly, holders of at least 300 of our shares or 1% of the total number of our shares having voting rights will be able to propose a matter for consideration at a general meeting.

Liquidation Rights

     In the event of our liquidation, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the respective number of shares which they hold.

Issue of Additional Shares of Common Stock and Pre-Emptive Rights

     Holders of our shares have no pre-emptive rights. Authorized but unissued shares may be issued at any time and upon any terms, subject to the limitations as to the issuance of new shares at a “specially favorable” price mentioned above in “— Voting Rights”. However, if the board of directors resolves to give shareholders subscription rights to new shares, the subscription rights must be given on uniform terms to all shareholders who own shares on a designated record date. At least two weeks prior to this record date, public notice of the record date must be made. Each of the shareholders to whom subscription rights are given must also be given at least two weeks’ prior notice of the date on which the subscription rights expire. Under the Commercial Code, we may issue warrants to subscribe for new shares (hereafter referred to as “subscription warrants) as warrants on their own or attached to bonds or debentures to any persons by resolution of the board of directors. Holders of our shares of common stock have no pre-emptive rights under our articles of incorporation when we issue warrants to subscribe for new shares. However, the board of directors may resolve to give shareholders subscription rights in connection with a particular issue of warrants to subscribe for new shares. In the case of an issue of warrants to subscribe for new shares, public or individual notice must be given to each of the shareholders at least two weeks prior to the date of payment (or issue of the warrants if warrants are issued without consideration).

     Rights to subscribe for new shares, subscription warrants and bonds or debentures with subscription warrants to shareholders may be transferable or non-transferable by resolution of the board of directors. Whether we will make rights to subscribe for new shares, subscription warrants or bonds or debentures with subscription warrants generally transferable in any future rights offering will depend upon the circumstances at the time of the offering.

Actions Necessary to Change the Rights of Shareholders

     The Commercial Code of Japan prescribes most of the basic rights of a shareholder of a Japanese company, including the right to vote and the right to receive dividends upon a resolution of a general meeting of shareholders. These rights cannot be changed by the articles of incorporation. Those rights which may be changed by the articles of incorporation may only be changed by an amendment to the articles of incorporation. Under the Commercial Code of Japan and our articles of incorporation, amendments to a company’s articles of incorporation require, in principle, the affirmative vote of more than two-thirds of the voting rights present at a shareholders’ meeting of which shareholders holding not less than one-third of the outstanding shares having voting rights are present.

Dilution

     It is possible that, in the future, market conditions and other factors might make rights to subscribe for new shares, subscription warrants or bonds or debentures with subscription warrants to shareholders desirable at a price substantially below their then current market price. In this case, shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us.

Reports to Shareholders

     We will furnish to shareholders notices of shareholders’ meetings, annual business reports, including financial statements, all of which will be in Japanese. In addition, we will send an English-language annual report to Citibank, N.A., the depositary for the ADSs, for distribution to ADS holders.

Record Date

     Under our articles of incorporation, the close of business on March 31 is the record date for the determination of shareholders having rights at annual shareholders’ meetings and shareholders eligible to receive our year-end dividend, if paid. The close of business on September 30 is the record date for our interim dividends, if paid. In addition, after giving at least two weeks’ prior public notice, our board of directors may, by resolution at any time, set a record date in order to determine shareholders who are entitled to certain rights pertaining to the common stock.

Repurchase by Millea Holdings of Shares

     Under the Commercial Code, we may acquire our own shares for any purpose, subject to the authorization of shareholders at an ordinary general shareholders’ meeting. An acquisition by us of our own shares is subject to the restriction that the aggregate amount of the purchase price must not exceed the amount of retained earnings available for annual dividend payments, less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.

     A resolution approved at our ordinary general meeting of shareholders held on June 27, 2003 authorizes us to acquire up to 120,000 shares (representing approximately 6.5% of shares issued and outstanding) with an aggregate purchase price of ¥100 billion prior to the closing of our ordinary general meeting of shareholders to be held in 2004.

     In the case of shares listed on a Japanese stock exchange or traded in the over-the-counter market, the acquisition must be made through the market or by way of a tender offer by the close of the following ordinary general shareholders’ meeting, unless acquisition of the shares from a specified person is authorized by a special shareholders’ resolution.

     Under the recent amendments to the Commercial Code, a company will be able to acquire its own shares by a resolution of its board of directors if its articles of incorporation so provide and only to the extent authorized in its articles of incorporation. To date, our articles of incorporation do not have a provision to such effect.

     None of our subsidiaries can acquire our common stock, except as permitted by the Commercial Code. Any shares of our common stock that are acquired by our subsidiaries under one of these permitted exceptions, including shares that were acquired by Tokio Marine and Nichido Fire in connection with the transactions relating to our formation, must be sold or otherwise transferred to a third party within a reasonable period thereafter.

Liability to Further Calls or Assessments

     All shares of our common stock are fully paid and non-assessable.

Limitations on Owning or Voting Shares by Foreign Shareholders

     No provision of applicable law or of our articles of incorporation imposes any foreign ownership limitations with respect to our shares or any limitations on the rights of non-Japanese persons or entities to vote our shares.

Transfer Agent

     The Mitsubishi Trust and Banking Corporation is the transfer agent for our common stock. As the transfer agent, it keeps the registers of our shareholders and our fractional shareholders at its office at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan and makes transfers relating to record ownership upon presentation of the certificates representing the transferred shares.

TAXATION

Japanese Taxation

     The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of our shares or American depositary shares by a person who is not a resident of Japan.

     A non-resident of Japan or a non-Japanese corporation is generally subject to a Japanese withholding tax on cash dividends. Stock splits, in general, are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspectives. Due to the 2001 Japanese tax legislation effective from April 1, 2001, a conversion of retained earnings or legal earned reserve into stated capital is not deemed a dividend payment to shareholders for Japanese tax purposes and therefore such a conversion does not trigger Japanese withholding taxation.

     Pursuant to the tax treaty between the United States and Japan (“the Treaty”) as currently in force, a Japanese withholding tax at the rate of 15% is imposed, in general, on dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”. (Note that a renewal of the Treaty is now under negotiation between the US and Japanese governments). For Japanese tax purposes, generally, the treaty rate supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under Article 4(2) of the Treaty, and/or due to Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate, as it currently is for the period from April 1, 2003 to December 31, 2003, then the domestic tax rate applies.

     The amount of such withholding tax imposed on dividends payable to the holders of our shares or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan. In the absence of any treaty or agreement, the rate of Japanese withholding tax imposed on dividends paid by Japanese companies is currently 10% which is applicable for the period from April 1, 2003 to December 31, 2003. (Note that different favorable dividend withholding tax rates will be available for the period from January 1, 2004 to March 31, 2008).

     Gains derived from the sale outside Japan of our shares or American depositary shares by a non-resident of Japan or a non-Japanese corporation, or from the sale of our shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired our shares or American depositary shares as a distributee, legatee or donee.

United States Taxation

     The following are the material United States federal income tax consequences of the ownership and disposition of our common stock or ADSs by U.S. holders. It applies to you only if you hold our common stock or ADSs as capital assets. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	Dealers or traders in securities or currencies;

•	Financial institutions;

•	Insurance companies;

•	Tax-exempt entities;

•	U.S. holders that hold our common stock or ADSs, as part of a straddle or conversion transaction or other arrangement involving more than one position;

•	U.S. holders that own, or are deemed for United States federal income tax purposes to own, ten percent or more of the total combined voting power of all our classes of voting stock;

•	Persons subject to United States federal alternative minimum tax;

•	Partnerships or other entities classified as partnerships for United States federal income tax purposes;

•	U.S. holders that have a principal place of business or “tax home” outside the United States; or

•	U.S. holders whose “functional currency” is not the United States dollar.

     For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of our common stock or ADSs, that, for United States federal income tax purposes, is:

•	A citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•	An estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

     This summary does not address all of the United States federal income tax consequences that may be relevant to you in light of your particular circumstances. Please consult your own tax advisors regarding the application of the United States federal income tax laws to you as a result of your ownership of our common stock or ADSs, as well as the consequences arising under state or local tax laws or the laws of Japan or any other non-United States taxing jurisdiction. This summary is based on the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations, administrative announcements and judicial decisions currently in effect, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. This discussion is also based in part on representations by the depositary bank and assumes that the obligations under the deposit agreement relating to our ADSs and any related agreements will be performed in accordance with their respective terms. For United States federal income tax purposes, a holder of our ADSs will be treated as the holder of the shares of our common stock represented by those ADSs. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the analysis of the creditability of Japanese taxes described below and the availability of the reduced tax rate on dividends for certain noncorporate holders described below could be affected by future actions that may be taken by the U.S. Treasury.

     Taxation of Dividends

     Subject to the discussion under “— Passive Foreign Investment Company Considerations” below, dividends you receive on our common stock or ADSs, including the amount of any Japanese taxes withheld, other than certain pro rata distributions of our common stock or rights to acquire our common stock to all shareholders (including ADS holders), will be includible in the income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). You will not be entitled to a dividends-received deduction for dividends you receive from us. The amount you will be required to include in income for any dividend paid in Japanese yen will be equal to the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date of receipt by the depositary bank in the case of U.S. holders of our ADSs, or by the shareholder in the case of U.S. holders of our common stock, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the Japanese yen received in the distribution are not converted into U.S. dollars on the date of receipt, you will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Japanese yen will be generally treated as U.S. source ordinary income or loss.

     Subject to applicable limitations and restrictions, Japanese taxes withheld from dividend distributions by us at the rate provided in the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income will be eligible for credit against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us will constitute “passive income” or, in the case of certain U.S. holders, “financial services income”.

     Under recently enacted legislation, dividends received by noncorporate U.S. holders of our shares or ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

     Taxation Upon Sale or Other Disposition of Our Common Stock or ADSs

     Subject to the discussion under “— Passive Foreign Investment Company Considerations” below, gain or loss you realize on the sale, exchange or other disposition of our common stock or ADSs will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the our common stock or ADSs. The gain or loss will generally be U.S. source income or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than certain types of ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     Deposits and withdrawals of our common stock by a U.S. holder in exchange for our ADSs will not result in realization of gain or loss for United States federal income tax purposes.

     Passive Foreign Investment Company Considerations

     Special adverse United States federal income tax rules apply if a U.S. holder owns stock or ADSs of a company in any taxable year during which the company is treated as a passive foreign investment company, or PFIC.

     Based upon certain estimates of our management and the nature of the business activities conducted by the Millea Holdings corporate group, we believe that we are not a PFIC for the 2003 taxable year and we believe that we will not be a PFIC in future taxable years. However, since the determination of whether we are a PFIC is based on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

     In general, if we are treated as a PFIC for any taxable year during which a U.S. holder owned our common stock or ADSs, gain recognized by the U.S. holder on a sale or other disposition of the our common stock or ADSs would be allocated ratably over the U.S. holder’s holding period therefor. The amounts allocated to the taxable year of the sale or other disposition and to any taxable year before the company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of our common stock or ADSs generally in excess of 125% of the average of the annual distributions on such securities received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Under certain circumstances, a mark to market election may be available to a U.S. holder, which generally could result in different United States federal income tax consequences to the holder.

     Information Reporting and Backup Withholding

     Dividends paid on our common stock or ADSs to you, or proceeds from your sale, exchange or other disposition of our common stock or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless you:

•	Are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact; or

•	Provide a correct taxpayer identification number on a properly completed United States Internal Revenue Service Form W-9 or substitute form, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

     Any amount withheld under these rules will be creditable against your United States federal income tax liability if you provide the required information to the United States Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the United States Internal Revenue Service.

CONTROLS AND PROCEDURES

     As of March 31, 2003, we, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

     There have been no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Securities and Exchange Act of 1934. In accordance with those requirements, we file with the SEC annual reports on Form 20-F within six months of our fiscal year end, and provide to the SEC other material information on Form 6-K. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference room. You may also view any document that we file with the SEC in electronic format by accessing the SEC’s home page (http://www.sec.gov).

     Prior to our formation in April 2002, Tokio Marine and Nichido Fire filed a registration statement on Form F-4 with the SEC under the Securities Act of 1933 (registration number 333-14152 with respect to Tokio Marine and registration number 333-14152-01 with respect to Nichido Fire) covering shares of our common stock to be issued to Tokio Marine and Nichido Fire shareholders in connection with our formation. Tokio Marine and Nichido Fire also filed a related registration statement on Form F-6 with the SEC to register the American depositary shares representing our shares (registration number 333-14154 with respect to Tokio Marine and registration number 333-14154-01 with respect to Nichido Fire). You should refer to these registration statements and their exhibits and schedules, which are also available at the SEC’s public reference room identified above, if you would like to find out more about our formation or our American depositary shares.

INDEX TO SCHEDULES

Schedule
Number		Page

I	Summary of Investments — Other than Investments in Related Parties as of March 31, 2003 and 2002	F-42
III	Supplementary Insurance Information for the years ended March 31, 2003, 2002 and 2001	F-46
IV	Reinsurance for the years ended March 31, 2003, 2002 and 2001	F-47
V	Valuation and Qualifying Accounts for the years ended March 31, 2003, 2002 and 2001	F-48

Independent Auditors’ Report

The Board of Directors and Stockholders
Millea Holdings, Inc.:

     We have audited the accompanying consolidated financial statements of Millea Holdings, Inc. (a successor United States Securities and Exchange Commission registrant of The Tokio Marine and Fire Insurance Company, Limited) and subsidiaries as listed in the accompanying index. In connection with our audits, we also have audited the financial statement schedules listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millea Holdings, Inc. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

     Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in note 1(g) of the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002. As discussed in note 2 of the notes to the consolidated financial statements, the accompanying consolidated financial statements for each of the years in the two-year period ended March 31, 2002 have been restated.

/s/ KPMG

Tokyo, Japan
September 4, 2003

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2003 and 2002

	(Yen in millions)

Assets	2003	2002

		(Restated)
		(note 2)
Investments — other than investments in related parties (notes 2 and 4):
Securities held to maturity:
Fixed maturities, at amortized cost (fair value ¥1,028,732 million in 2003;
¥476,405 million in 2002)	¥883,336	470,188
Securities available for sale:
Fixed maturities, at fair value (amortized cost ¥3,225,560 million in 2003;
¥1,926,920 million in 2002)	3,421,624	2,002,069
Equity securities, at fair value (cost ¥1,842,812 million in 2003;
¥1,366,562 million in 2002)	2,534,221	2,693,591
Trading securities:
Fixed maturities, at fair value (cost ¥26,076 million in 2003)	25,936	—
Mortgage loans on real estate	148,655	144,323
Investment real estate	82,886	96,967
Policy loans	29,171	20,615
Other long-term investments	559,004	535,666
Short-term investments	660,370	665,406

Total investments	8,345,203	6,628,825

Cash and cash equivalents	339,978	322,302
Premiums receivable and agents’ balances	176,010	163,861
Reinsurance recoverable on losses (note 5)	450,345	332,687
Prepaid reinsurance premiums (note 5)	300,847	195,814
Deferred policy acquisition costs (note 6)	422,480	301,723
Property and equipment, net of depreciation (note 7)	204,078	200,422
Derivative assets (note 15)	341,279	207,212
Other assets	313,143	206,331

Total assets	¥10,893,363	8,559,177

Millea Holdings’ consolidated financial statements for the prior period represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior year’s consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

March 31, 2003 and 2002

	(Yen in millions)

Liabilities and Stockholders’ Equity	2003	2002

		(Restated)
		(note 2)
Liabilities:
Policy liabilities and accruals:
Losses, claims and loss adjustment expenses (note 8)	¥1,131,884	875,463
Unearned premiums (note 5)	1,761,155	1,177,512
Future policy benefits and losses	713,418	462,597

Total policy liabilities and accruals	3,606,457	2,515,572

Investment deposits by policyholders	2,716,526	2,131,834
Income tax liability (note 9)	437,560	575,700
Retirement and severance benefits (note 10)	324,003	237,982
Ceded reinsurance balances payable	113,370	87,691
Debt outstanding (note 11)	177,880	110,000
Derivative liabilities (note 15)	203,011	93,692
Cash received under securities lending transactions	248,214	149,212
Other liabilities (note 11)	242,026	147,800

Total liabilities	8,069,047	6,049,483

Stockholders’ equity:
Common stock:
authorized 7,000,000 shares in 2003 and 2,500,000,000 shares in 2002 issued and outstanding 1,857,048.75 shares in 2003 and 1,549,692,481 shares in 2002	150,000	101,995
Other stockholders’ equity:
Additional paid-in capital	343,413	52,917
Retained earnings (notes 2 and 13)	2,214,947	1,853,312
Accumulated other comprehensive income:
Unrealized appreciation of securities	227,198	553,640
Foreign currency translation adjustments	(15,254)	(4,549)
Minimum pension liability adjustments (note 10)	(88,326)	(47,621)

Total accumulated other comprehensive income	123,618	501,470
Treasury stock, at cost, 7,903 shares in 2003	(7,662)	—

Total stockholders’ equity	2,824,316	2,509,694

Commitments and contingent liabilities (notes 5 and 14)
Total liabilities and stockholders’ equity	¥10,893,363	8,559,177

Millea Holdings’ consolidated financial statements for the prior period represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior year’s consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions,
	except per share amounts)

	2003	2002	2001

		(Restated)	(Restated)
		(note 2)	(note 2)
Operating income:
Property and casualty:
Net premiums written (note 5)	¥1,898,557	1,381,483	1,323,907
Less increase in unearned premiums	137,589	38,521	13,168

Premiums earned (note 5)	1,760,968	1,342,962	1,310,739
Life premiums (note 5)	262,486	209,208	162,905
Net investment income (note 4)	108,311	104,681	127,852
Realized gains (losses) on investments (notes 2 and 4)	(29,875)	(1,020)	56,142
Gains (losses) on derivatives	76,564	(7,319)	—

Total operating income	2,178,454	1,648,512	1,657,638

Operating costs and expenses:
Losses, claims and loss adjustment expenses (notes 5 and 8):
Losses and claims incurred and provided for	953,681	736,765	779,688
Related adjustment expenses	76,412	61,449	53,370

Total losses, claims and loss adjustment expenses	1,030,093	798,214	833,058
Policy benefits and losses for life	223,316	175,016	137,469
Income credited to investment deposits by policyholders	56,011	57,507	59,509
Policy acquisition costs (note 6)	571,058	437,012	422,551
Other operating expenses	96,668	72,095	72,017

Total operating costs and expenses	1,977,146	1,539,844	1,524,604

Income before income tax expense, extraordinary items and cumulative effect of accounting changes	201,308	108,668	133,034

Income tax expense (benefit) (note 9):
Current	92,935	53,960	12,886
Deferred	(21,321)	(20,544)	31,473

	71,614	33,416	44,359

Income before extraordinary items and cumulative effect of accounting changes	129,694	75,252	88,675
Extraordinary items (note 3)	248,323	—	—
Cumulative effect of accounting changes, net of tax (note 1(g))	—	85,465	—

Net income	¥378,017	160,717	88,675

Amounts per American Depositary Share, each representing 0.005 shares of common stock in 2003 and 5 shares of common stock in 2002 and 2001:
Basic and diluted:
Income before extraordinary items and cumulative effect of accounting changes	¥349	244	286
Extraordinary items	669	—	—
Cumulative effect of accounting changes, net of tax	—	275	—

Net income	¥1,018	519	286

Cash dividends declared	¥50.00	42.50	42.50
Weighted average and diluted common shares in thousands	1,857	1,549,692	1,549,692

Millea Holdings’ consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior years’ consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)

	2003	2002	2001

			(Restated)
			(note 2)
Common stock:
Balance at beginning of year	¥101,995	101,995	101,995
Adjustment in connection with the acquisition	48,005	—	—

Balance at end of year	150,000	101,995	101,995

Additional paid-in capital:
Balance at beginning of year	52,917	52,917	52,917
Excess of cost of shares transferred over the amount of common stock in connection with the acquisition	289,780	—	—
Gains on sales of treasury stock	716	—	—

Balance at end of year	343,413	52,917	52,917

Retained earnings:
Balance at beginning of year	1,853,312	1,705,767	1,630,265
Net income for year	378,017	160,717	88,675
Dividends paid (note 13)	(16,382)	(13,172)	(13,173)

Balance at end of year	2,214,947	1,853,312	1,705,767

Accumulated other comprehensive income:
Unrealized appreciation of securities:
Balance at beginning of year	553,640	765,179	926,189
Change during year	(326,442)	(211,539)	(161,010)

Balance at end of year	227,198	553,640	765,179

Foreign currency translation adjustments:
Balance at beginning of year	(4,549)	(21,666)	(28,311)
Change during year	(10,705)	17,117	6,645

Balance at end of year	(15,254)	(4,549)	(21,666)

Minimum pension liability adjustments (note 10):
Balance at beginning of year	(47,621)	(17,648)	(21,285)
Change during year	(40,705)	(29,973)	3,637

Balance at end of year	(88,326)	(47,621)	(17,648)

Accumulated other comprehensive income at end of year	123,618	501,470	725,865

Treasury stock:
Balance at beginning of year	—	—	—
Change during year	(7,662)	—	—

Balance at end of year	(7,662)	—	—

Total stockholders’ equity	¥2,824,316	2,509,694	2,586,544

Millea Holdings’ consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)

	2003	2002	2001

		(Restated)	(Restated)
		(note 2)	(note 2)
Cash flows from operating activities:
Net income	¥378,017	160,717	88,675
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in losses, claims and loss adjustment
expense reserve, net of ceded reinsurance	21,090	28,346	35,389
Increase in unearned premiums, net of ceded reinsurance	136,405	38,411	13,192
Increase in future policy benefits for life	169,982	139,926	113,873
Increase in liability for current income taxes	1,126	38,494	2,532
Deferred income taxes	(22,796)	27,489	31,473
Provision for retirement and severance benefits	(6,045)	12,893	7,150
Increase in deferred policy acquisition costs	(21,094)	(24,338)	(22,488)
Depreciation	15,076	15,530	17,159
Extraordinary items — unallocated negative goodwill	(248,323)	—	—
Cumulative effect of accounting changes	—	(133,498)	—
Changes in derivative assets and liabilities — net	(24,748)	19,978	—
Increase in other liabilities	62,255	7,689	18,654
Other — net	5,356	15,248	7,556

Net cash provided by operating activities	466,301	346,885	313,165

Cash flows from investing activities:
Proceeds from investments sold or matured:
Fixed maturities sold	542,909	335,280	296,843
Fixed maturities redeemed	730,057	436,752	261,102
Equity securities	421,892	94,796	125,080
Mortgage loans on real estate	37,393	35,953	20,093
Investment real estate	12,025	16,306	8,095
Policy loans	25,606	22,403	21,991
Other long-term investments	400,245	211,793	307,232

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)

	2003	2002	2001

		(Restated)	(Restated)
		(note 2)	(note 2)
Cost of investments purchased:
Fixed maturities	¥(2,312,877)	(1,125,166)	(650,427)
Equity securities	(207,260)	(185,518)	(188,261)
Mortgage loans on real estate	(25,924)	(14,981)	(16,706)
Investment real estate	(951)	(1,972)	(6,633)
Policy loans	(28,696)	(23,906)	(23,649)
Other long-term investments	(256,205)	(107,670)	(107,957)
Short-term investments — net	26,662	138,025	(318,604)
Securities and indebtedness of related parties	2,497	6,671	175
Additions to property and equipment	(13,208)	(7,496)	(7,503)
Increase in cash received under securities lending transactions	74,812	149,212	—
Cash and cash equivalents acquired in connection with business combination	153,868	—	—

Net cash used in investing activities	(417,155)	(19,518)	(279,129)

Cash flows from financing activities:
Investment deposits funded by policyholders and yields therefrom	499,110	290,046	355,677
Withdrawals of investment deposits by policyholders	(549,433)	(394,661)	(432,258)
Proceeds from issuance of debt	41,896	—	60,000
Dividends to stockholders	(16,382)	(13,172)	(13,173)
Increase in treasury stock	(6,946)	—	—

Net cash used in financing activities	(31,755)	(117,787)	(29,754)

Effect of exchange rate changes on cash and cash equivalents	285	291	248

Net change in cash and cash equivalents	17,676	209,871	4,530
Cash and cash equivalents at beginning of year	322,302	112,431	107,901

Cash and cash equivalents at end of year	¥339,978	322,302	112,431

Supplemental information of cash flows:
Cash paid during the year for:
Interest	¥2,508	2,075	1,142
Income taxes	¥73,196	15,466	10,354
Noncash investing and financing activities (note 3):
Fair value of assets acquired	¥2,108,703	—	—
Liabilities assumed	(1,606,945)	—	—
Negative goodwill	(317,841)	—	—
Fair value of shares issued for acquisition	(337,785)	—	—

Cash and cash equivalents acquired in connection with business combination	¥(153,868)	—	—

Millea Holdings’ consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior years’ consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)

	2003	2002	2001

			(Restated)
			(note 2)
Net income	¥378,017	160,717	88,675

Other comprehensive income (loss), net of tax:
Unrealized appreciation of securities:
Unrealized holding losses	(216,114)	(197,773)	(122,012)
Less: reclassification adjustments	(110,328)	(13,766)	(38,998)

	(326,442)	(211,539)	(161,010)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(10,181)	17,117	4,736
Less: reclassification adjustments	(524)	—	1,909

	(10,705)	17,117	6,645

Minimum pension liability adjustments	(40,705)	(29,973)	3,637

Other comprehensive loss	(377,852)	(224,395)	(150,728)

Comprehensive income (loss)	¥165	(63,678)	(62,053)

Millea Holdings’ consolidated financial statements for the prior period represent the financial results of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2003, 2002 and 2001

1.     Basis of Presentation and Significant Accounting Policies

(a)  Basis of Presentation
Millea Holdings, Inc. (“Millea Holdings”), incorporated in Japan, is a holding company engaged in property and casualty and life insurance operations. Through its subsidiaries, Millea Holdings writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business and sells a variety of life insurance products mainly in the Japanese market.

      Millea Holdings was established on April 2, 2002 as a result of the business combination of The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”) with The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”), by which both Tokio Marine and Nichido Fire have become wholly owned subsidiaries of Millea Holdings in a statutory share exchange under Japanese law. Millea Holdings is a successor registrant of Tokio Marine to the United States Securities and Exchange Commission. See note 3 “Business Combination” for further detail.

      The consolidated financial statements of Millea Holdings and its subsidiaries (collectively referred to as “the Company”) are presented herein in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from Japanese accounting principles (“Japanese GAAP”). Millea Holdings’ consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

(b)  Principles of Consolidation
The accompanying consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Other subsidiaries and affiliates, which are not significant, are accounted for primarily by the equity method. At March 31, 2003 and 2002, investments in related parties which were presented as other assets amounted to ¥11,775 million and ¥14,272 million, respectively.

(c)  Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(d)  Investments — Other than Investments in Related Parties
Fixed maturities held to maturity, which the Company has the intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

     Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

     Trading securities are held to meet short-term investment objectives. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are recognized in earnings.

     Equity securities, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 82% and 86% of the investment in stocks at March 31, 2003 and 2002, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

     The cost of securities sold is determined on the weighted moving-average basis.

     Mortgage loans on real estate and loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount. Commercial loans are identified as impaired and placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Accrued interest on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired commercial loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

     Policy loans are made to policyholders of long-term insurance with refund at maturity, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

     Gains and losses incurred on the sale or impairment of investments are included in realized gains and losses in the consolidated statements of income. Unrealized appreciation or depreciation, net of taxes, in the value of securities available for sale is accounted for as a component of accumulated other comprehensive income.

(e)  Investment Real Estate, Property and Equipment
Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings and equipment range as follows:

Reinforced concrete	38 to 50	years
Brick and block	41	years
Wood	24	years
Wood and mortar	22	years
Steel	11 to 34	years
Building equipment	3 to 18	years
Furniture and fixtures	2 to 15	years

     Maintenance and repairs are charged against income as incurred. Improvements are capitalized to property and equipment.

     The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the asset and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(f)  Cash Equivalents
Cash equivalents include cash deposited in demand deposits at banks.

(g)  Derivatives
In June 1998, the U.S. Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

SFAS No. 133 was subsequently amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.”

     SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133, as amended, requires that all derivatives be recorded on the consolidated balance sheet at their respective fair values. The Company adopted SFAS No. 133, as amended, on April 1, 2001. All changes in the fair value of derivatives are recognized currently in earnings as “gains (losses) on derivatives” from the year ended March 31, 2002. For the year ended March 31, 2001, the realized gains and losses related to derivative transactions were included in “net investment income” and “realized gains (losses) on investments.”

     In accordance with the transition provisions of SFAS No. 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of ¥85,465 million to net income on April 1, 2001. Of this adjustment, ¥93,907 million was attributable to the increase in the fair value of interest rate swaps used in the Company’s asset liability management process, partly offset by a net decrease in fair value for other outstanding derivative instruments on April 1, 2001.

     The Company occasionally purchases a financial instrument that contains a derivative instrument that is embedded in the financial instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instrument are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No. 133. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

(h)  Premium Revenues
Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written relating to the unexpired terms of coverage.

     Life premiums for long-duration contracts are recognized when due from policyholders. Life premiums for short-duration contracts are recognized over the period to which the premiums relate on a pro rata basis.

(i)  Policy Acquisition Costs
Costs that vary with and are primarily related to the acquisition of insurance policies are capitalized and charged to expense in proportion to premium revenue recognized. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

(j)  Losses, Claims and Loss Adjustment Expenses
The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2003 and 2002 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(k)  Future Policy Benefits and Losses
Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims.

     The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. For limited-payment contracts , which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premium are deferred and recognized in income in a constant relationship with insurance in force or with the amount of expected future benefit payments.

     Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis.

     The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2003 and 2002 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(l)  Investment Deposits by Policyholders
The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholder mortality or morbidity. These contracts are referred to as investment contracts. For investment contracts the Company records associated liabilities under investment deposits by policyholders.

     Specifically, the Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. which include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

     The key terms of such policies (“deposit-type insurance”), which include the contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semi-annual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company’s approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments he or she receives if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a pre-determined commission to the Company.

     Premiums for insurance and savings portions of the contract are allocated at inception. The premium for the insurance portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the “total loss termination” rate, which are both set at the inception of the contracts. “Total loss termination” is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of “total loss termination” is approximately 0.05%.

     In the case of a total loss, deposit premiums under the contract are designed to be used for maturity refunds on the other policies for which a total loss has not occurred. These deposit premiums are not used to fund indemnity claims in the case of a total loss. All payments made to the policyholder in a total loss situation are funded by using liabilities established for the insurance portion of the contract.

     The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. The premium for the savings portion of the contract is accounted for as an increase to liabilities for refunds captioned “investment deposits by policyholders.” At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force less the present value of the savings portion of future premiums is accounted for as refund provisions.

     Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2003, 2002 and 2001.

     See note 12 for fair value information of investment deposits by policyholders.

(m)  Reinsurance
Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurers’ insolvencies.

(n)  Compulsory Automobile Liability Insurance
Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a non-profit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In the accompanying consolidated financial statements, which are presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been credited or charged to income.

(o)  Foreign Currency Translation
Assets and liabilities of the subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenues and expenses of the subsidiaries are translated at weighted average exchange rates during the year. Gains and losses resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated as foreign currency translation adjustments in stockholders’ equity.

     Gains (losses) resulting from foreign currency transactions in the amount of ¥(4,016) million in 2003, ¥5,288 million in 2002 and ¥7,022 million in 2001 were credited or charged to income.

(p)  Impairment of Long-Lived Assets
Effective April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” As required by SFAS No. 144, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(q)  Earnings per American Depositary Share
Basic earnings per American Depositary Share (“ADS”) are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period and multiplying by five to account for the common stock to ADS ratio of (a) five common shares to a thousand ADS in fiscal 2003 and (b) five common shares to one ADS in and before fiscal 2002.

(r)  New Accounting Standards
In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company will adopt SFAS No. 143 in the year ending March 31, 2004. The Company does not expect the adoption of SFAS No. 143 to have a material effect on its financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements for the periods ending after December 15, 2002. The Company adopted the disclosure requirements effective March 31, 2003. See note 14 for further information.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 is immediately effective for variable interest entities created after January 31, 2003, and is effective for variable interest entities acquired before February 1, 2003 in the first fiscal year beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. See note 4 for further information.

2.     Restatements and Reclassifications

Fiscal Year 2003 Restatements and Reclassifications

The Company has made certain adjustments to its 2002 and 2001 consolidated financial statements as contained herein to reflect refinements of its actuarial methodologies effected in connection with information system improvements and the consolidation of Nichido Fire as of April 2, 2002. Such restatement adjustments had no net effect on previously reported net income for the years ended March 31, 2002 and 2001. The restatements however resulted in changes to the intersegment allocation of income and retained earnings; increasing the property and casualty segment retained earnings by ¥12,479 million and decreasing life segment retained earnings by a corresponding amount as of March 31, 2002.

     The following table shows the effects of the restatements and reclassifications on the Company’s consolidated financial statements as of March 31, 2002, and for each of the years in the two-year period ended March 31, 2002.

	(Yen in millions)

	2002		2001

	As reported in		As reported in
	March 2002	As restated and	March 2002	As restated and
	annual report	reclassified	annual report	reclassified

Statements of income:
Life premiums	¥205,693	209,208	150,543	162,905
Net investment income	48,259	104,681	69,183	127,852
Total operating income	1,588,575	1,648,512	1,586,607	1,657,638
Policy benefits and losses for life	172,586	175,016	125,947	137,469
Income credited to investment deposits by policyholders	—	57,507	—	59,509
Total operating costs and expenses	1,479,907	1,539,844	1,453,573	1,524,604
Balance sheet:
Reinsurance recoverable on losses	174,193	332,687
Prepaid reinsurance premiums	223,090	195,814
Deferred policy acquisition costs	330,081	301,723
Total assets	8,456,317	8,559,177
Liabilities for losses, claims and loss adjustment expenses	675,764	875,463
Unearned premiums	1,280,058	1,177,512
Future policy benefits and losses	494,269	462,597
Total policy liabilities and accruals	2,450,091	2,515,572
Investment deposits by policyholders	2,054,705	2,131,834
Other liabilities	187,550	147,800
Total liabilities	5,946,623	6,049,483
Total liabilities and stockholders’ equity	8,456,317	8,559,177

     The actuarial refinements effected the calculations of: future policy benefits; unearned premiums; life and non-life deferred acquisition costs; the liability for losses, claims and loss adjustment expenses; and, associated reinsurance and deferred tax balances.

     These adjustments primarily consisted of (a) a decrease in property and casualty net unearned premiums by ¥39,412 million and a proportional decrease in deferred policy acquisition costs by ¥18,458 million and (b) an increase in the liabilities for life insurance contracts by ¥9,599 million and a decrease in deferred policy acquisition costs by ¥9,900 million at March 31, 2002. Property and casualty unearned premiums were adjusted with the amounts as prorated at more frequent intervals to absorb potential time lag in the current reporting cycle of policies written through agents. Liabilities for life insurance contracts were adjusted with the amounts estimated by modified factors incorporating the recent market trends and management’s prospect of Japanese economic climate. In conjunction with this adjustment, conforming changes were made to life deferred policy acquisition costs by consistent application of similar assumptions.

     These adjustments also included a change in the presentation of the effect of ceded reinsurance mainly on compulsory automobile liability insurance (“CALI”) to gross up policy liabilities and reinsurance recoverable by ¥158,494 million at March 31, 2002. Following the abolition of the CALI government reinsurance scheme effective April 1, 2002, the Company has changed the presentation of liabilities for losses on CALI and recoveries from reinsurance to present them on the gross basis of the effect of ceded reinsurance through the current pool arrangement. The prior year-end balances of these accounts were revised to present them in gross amounts comparable to fiscal 2003.

     Presentation in the consolidated statements of income of investment income was changed to show it on the gross basis of income credited to investment deposits for policyholders for deposit-type insurance policies and report related charges under a separate expense item captioned “income credited to investment deposits by policyholders.” This change resulted in the reclassifications to increase investment income for the years ended March 31, 2002 and 2001 by ¥56,422 million and ¥58,669 million, respectively, with corresponding increases in operating costs and expenses for the respective years.

     Certain other reclassifications have also been made to the prior years’ consolidated financial statements to conform to the 2003 presentation.

Fiscal Year 2002 Restatements

During the fiscal year ended March 31, 2002, the Company changed its accounting policy with respect to the recognition of “other than temporary” declines in values of marketable equity securities. The above noted change in accounting policy necessitated the restatement of the Company’s previously reported consolidated financial statements as contained in its annual report as of March 31, 2001 and for each of the years in the three-year period then ended. Such restatements were effectuated in connection with the Company’s March 2002 financial reporting by restating the comparative financial statement information contained therein and labeling such information “as restated.”

     The following table shows the effects of the restatements on the Company’s consolidated financial statements and related notes for the year ended March 31, 2001. All adjustments relate solely to the Company’s property and casualty segment.

	(Yen in millions,
	except per share amount)

	2001

	As reported in	As restated in
	March 2001	March 2002
	annual report	annual report

Retained earnings:
at beginning of year	¥1,667,928	1,630,265
at end of year	1,748,272	1,705,767
Unrealized appreciation of securities	722,674	765,179
Realized gains on investments	63,708	56,142
Total operating income	1,594,173	1,586,607
Income before income tax expense	140,600	133,034
Income tax expense	47,083	44,359
Net income	93,517	88,675
Basic and diluted net income per ADS	302	286
Gross unrealized gains on marketable equity securities	1,695,874	1,633,695
Gross unrealized losses on marketable equity securities	145,096	16,504

     Previously, the Company had maintained the cost of equity securities in a manner to reinstate historical losses arising from the application of the lower of cost or market method recognized in the financial statements prepared in accordance with Japanese GAAP and make certain other adjustments to conform with U.S. GAAP. Under this approach, the cost of equity securities was available on a portfolio basis, which necessitated approximation to determine the amount of other than temporary declines in fair value below cost of equity securities and to present gross unrealized gains and losses on equity securities at each year-end. In fact, the Company presented gross unrealized gain amounts as measured under Japanese GAAP, and gross unrealized losses were calculated as the difference between the gross unrealized gains and the net unrealized gains.

     Currently, the Company maintains the cost of equity securities for each security and recognizes impairment for other than temporary declines based on the qualitative and quantitative impairment tests applied to individual securities. The restatements were made based on the results of similar tests applied to the year ended March 31, 2001 or before.

     As a result, cumulative effect on income before tax of the restatements as of March 31, 2001 was ¥66,413 million and their income statement effect before tax for the year ended March 31, 2001 was ¥7,566 million to recognize additional impairment charges.

     Based on the newly maintained costs for each of marketable equity securities, gross unrealized gains and gross unrealized losses on marketable equity securities at March 31, 2001 were also restated from ¥1,695,874 million and ¥145,096 million, respectively, reflecting results under Japanese GAAP, to ¥1,633,695 million and ¥16,504 million, respectively.

3.     Business Combination

On April 2, 2002, Tokio Marine completed its business combination with Nichido Fire by way of the creation of a holding company, Millea Holdings, by which each of the companies has become a wholly owned subsidiary of Millea Holdings in a statutory share exchange under Japanese law.

      Nichido Fire, incorporated in Japan, is a property and casualty insurer which writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business. Under the holding company structure, Tokio Marine and Nichido Fire have been integrating their respective products, information technology systems, property and casualty claims investigation functions and sales office functions to realize the potential synergies available from integration of their property and casualty insurance businesses.

      The combination was accounted for by the purchase method in a manner that Tokio Marine had acquired Nichido Fire. The results of operations of Nichido Fire as well as those of Tokio Marine have been included in the financial statements of the Company for the year ended March 31, 2003.

      In connection with the share exchange, holders of Tokio Marine shares received 1.00 share of Millea Holdings common stock for each 1,000 shares of Tokio Marine common stock they held, and holders of Nichido Fire shares received 0.69 of one share of Millea Holdings common stock for each 1,000 shares of Nichido Fire common stock they held. Upon the share exchange, Millea Holdings issued 307,356.26 common stock shares, representing approximately 17% of the voting interests of the holding company, to the stockholders of Nichido Fire.

      The value of common stock issued to the stockholders of Nichido Fire was ¥337,785 million, based on the share exchange ratio determined by the respective share values of Tokio Marine and Nichido Fire on September 28, 2001.

     The allocation of the purchase price is summarized as follows:

(Yen in millions)

Investments	¥1,661,867
Other assets	600,704

Assets acquired	2,262,571
Policy liabilities and accruals	709,655
Investment deposits by policyholders	635,015
Other liabilities	262,275

Liabilities assumed	1,606,945

Net assets acquired	655,626
Total purchase price	337,785

Negative goodwill	¥317,841

      Unallocated negative goodwill arising from the combination was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2003 as follows:

(Yen in millions)

Income before extraordinary items and cumulative effect of accounting changes	¥129,694
Extraordinary items — unallocated negative goodwill	248,323

Net income	¥378,017

     The following sets forth results of operations for the year ended March 31, 2002 on a pro forma basis combining those of Nichido Fire. The unaudited pro forma condensed combined statement of income gives effect to the combination as if it had occurred at beginning of the year ended March 31, 2002. The unaudited pro forma condensed combined statement of income does not reflect the transaction costs that have been incurred, nor does it reflect any realized or anticipated synergies or cost savings. Also, it does not reflect unallocated negative goodwill.

(Yen in millions,
except per share amount)

2002
(Unaudited)
Pro forma statement of income data:
Total operating income	¥2,013,935
Income before cumulative effect of accounting changes	54,471
Net income	139,936
Earning per ADS — Basic and Diluted:
Income before cumulative effect of accounting changes	147
Net income	377

4.     Investments

The following summarizes the Company’s investments in fixed maturities held to maturity at March 31, 2003 and 2002:

	(Yen in millions)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

2003:
Bonds and notes:
Other government and government agencies and authorities	¥866,971	144,512	—	1,011,483
Other corporate bonds	16,365	884	—	17,249

Total fixed maturities held to maturity	¥883,336	145,396	—	1,028,732

2002:
Bonds and notes:
Other government and government agencies and authorities	¥453,453	9,421	(3,904)	458,970
Other corporate bonds	16,735	701	(1)	17,435

Total fixed maturities held to maturity	¥470,188	10,122	(3,905)	476,405

The following summarizes the Company’s investments in fixed maturities available for sale at March 31, 2003 and 2002:

	(Yen in millions)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

2003:
Bonds and notes:
U.S. government and government agencies and authorities	¥140,150	6,635	(1,280)	145,505
U.S. states, municipalities and political subdivisions	44	20	—	64
Other government and government agencies and authorities	1,935,175	142,252	(4,124)	2,073,303
Other municipalities and political subdivisions	244,826	19,601	(109)	264,318
Public utilities	88,322	4,649	(5)	92,966
Convertibles and bonds with warrants attached	70,622	6,724	(26)	77,320
Other corporate bonds	746,421	22,290	(563)	768,148

Total fixed maturities available for sale	¥3,225,560	202,171	(6,107)	3,421,624

2002:
Bonds and notes:
U.S. government and government agencies and authorities	¥43,313	7,593	(5)	50,901
U.S. states, municipalities and political subdivisions	109	65	—	174
Other government and government agencies and authorities	903,702	16,657	(160)	920,199
Other municipalities and political subdivisions	299,885	23,979	(32)	323,832

	(Yen in millions)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

Public utilities	34,192	2,808	—	37,000
Convertibles and bonds with warrants attached	102,074	9,420	—	111,494
Other corporate bonds	543,645	15,056	(232)	558,469

Total fixed maturities available for sale	¥1,926,920	75,578	(429)	2,002,069

     The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2003 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)

	Amortized	Fair
	cost	value

Fixed maturities held to maturity:
Due in one year or less	¥2,005	2,020
Due after one year through five years	6,361	6,528
Due after five years through ten years	57,532	59,859
Due after ten years	817,438	960,325

	¥883,336	1,028,732

	(Yen in millions)

	Amortized	Fair
	cost	value

Fixed maturities available for sale:
Due in one year or less	¥515,921	519,646
Due after one year through five years	1,276,382	1,303,718
Due after five years through ten years	661,183	698,003
Due after ten years	767,209	895,421
With no contractual maturity	4,865	4,836

	¥3,225,560	3,421,624

     Proceeds from sales of investments in fixed maturities prior to their scheduled maturity dates were ¥536,061 million, ¥335,280 million and ¥296,843 million for the years ended March 31, 2003, 2002 and 2001, respectively. Gross gains of ¥9,849 million and gross losses of ¥5,046 million in 2003, gross gains of ¥12,247 million and gross losses of ¥3,181 million in 2002 and gross gains of ¥20,656 million and gross losses of ¥11,076 million in 2001 were realized on those sales.

     Bonds carried at ¥53,138 million at March 31, 2003 and ¥38,634 million at March 31, 2002 were pledged as collateral primarily to reinsurance companies.

     Bonds carried at ¥172,513 million at March 31, 2003 and ¥146,447 million at March 31, 2002 were used as collateral for the Bank of Japan’s instant gross settlement system for transactions of checking accounts and Japanese government bonds.

     Bonds carried at ¥245,541 million at March 31, 2003 and ¥147,839 million at March 31, 2002 were loaned to financial institutions under securities lending transactions.

     Bonds carried at ¥109,102 million at March 31, 2003 and ¥94,313 million at March 31, 2002 were deposited primarily with United States and other foreign government authorities as required by law.

     Bonds carried at ¥15,726 million at March 31, 2003 were pledged as collateral for letters of credit.

     Bonds carried at ¥1,874 million at March 31, 2003 and ¥1,387 million at March 31, 2002 were pledged as collateral for Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

     With respect to marketable equity securities, gross unrealized gains were ¥801,338 million and gross unrealized losses were ¥109,929 million at March 31, 2003, and gross unrealized gains were ¥1,343,337 million and gross unrealized losses were ¥16,308 million at March 31, 2002.

     Proceeds from sales of investments in equity securities were ¥413,591 million, ¥94,796 million and ¥125,080 million for the years ended March 31, 2003, 2002 and 2001, respectively. Gross gains of ¥110,562 million and gross losses of ¥29,918 million in 2003, gross gains of ¥39,329 million and gross losses of ¥2,269 million in 2002, and gross gains of ¥61,630 million and gross losses of ¥13,566 million in 2001 were realized on those sales.

     Equity securities carried at ¥44,000 million at March 31, 2003, and ¥50,498 million at March 31, 2002 were deposited with securities brokers primarily as a collateral for futures transactions entered into by the Company.

     Equity securities carried at ¥37,127 million at March 31, 2003 and ¥41,565 million at March 31, 2002 were loaned to financial institutions under securities lending transactions.

     Equity securities carried at ¥6,790 million at March 31, 2003 and ¥5,824 million at March 31, 2002 were deposited with United States government authorities as required by law.

     In January 2003, the FASB released FIN No. 46, which clarifies when an enterprise should consolidate an entity that meet the definition of a Variable Interest Entity (“VIE”) if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A VIE is a entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. The Company provides equity investments in VIEs that are designed to be bankruptcy remote from the Company as an alternative to real estate investment. Investments in such VIEs amounted to ¥42,711 million at March 31, 2003. The Company’s risk exposure is limited to the amount of these investments.

     Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

     Accumulated depreciation of investment real estate amounted to ¥79,538 million and ¥83,155 million at March 31, 2003 and 2002, respectively.

     Other long-term investments include:

	(Yen in millions)

	2003	2002

Mortgage loans on vessels and facilities	¥22,125	25,061
Collateral and bank-guaranteed loans	22,096	29,800
Unsecured loans	440,997	404,419
Money trust	73,786	76,386

	¥559,004	535,666

     Mortgage loans on vessels and facilities are generally joint loans in which other financial institutions participate. The Company participates in the hull insurance on these vessels.

     Collateral loans are made to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. Certain of these loans are made jointly with other insurance companies.

     Bank-guaranteed loans are made to commercial enterprises.

     Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2003 through 2038 at March 31, 2003. Interest rates of these loans varied from 0.04% to 12.00% at March 31, 2003, and 0.10% to 12.00% at March 31, 2002.

     Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

     Short-term investments consist primarily of call loans and other investments maturing within one year. Short-term investments amounting to ¥1,243 million at March 31, 2003 and ¥220 million at March 31, 2002 were deposited with the United States government authorities and other foreign government authorities as requited by law.

     Details of net investment income were as follows:

	(Yen in millions)

	2003	2002	2001

Fixed maturities	¥65,762	51,913	50,541
Equity securities	32,785	29,409	30,002
Mortgage loans on real estate	3,715	4,219	4,569
Investment real estate	12,817	12,907	14,050
Policy loans	1,156	830	757
Other long-term investments	11,475	11,802	15,421
Short-term investments	5,677	4,113	4,416
Other	1,715	7,987	27,967

Gross investment income	135,102	123,180	147,723
Less investment expenses	26,791	18,499	19,871

Net investment income	¥108,311	104,681	127,852

     Effective for the year ended March 31, 2002, the Company changed the presentation of reporting gains and losses on derivative transactions to “gains (losses) on derivatives” as described in note 1(g). The above table includes net gains on derivative transactions in the amount of ¥20,696 million for the year ended March 31, 2001.

     At March 31, 2003 and 2002, accrued investment income, included in other assets, amounted to ¥22,030 million and ¥15,365 million, respectively.

     Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2003, 2002 and 2001 were as follows:

	(Yen in millions)

	Fixed	Equity	Other	Net gains
	maturities	securities	investments	(losses)

2003:
Realized	¥11,553	(37,957)	(3,471)	(29,875)
Change in unrealized	120,915	(635,620)	(1,026)	(515,731)

Total	¥132,468	(673,577)	(4,497)	(545,606)

2002:
Realized	¥8,244	(11,900)	2,636	(1,020)
Change in unrealized	(38,293)	(290,162)	(3,764)	(332,219)

Total	¥(30,049)	(302,062)	(1,128)	(333,239)

2001 (Restated):
Realized	¥9,400	53,578	(6,836)	56,142
Change in unrealized	75,634	(351,656)	4,438	(271,584)

Total	¥85,034	(298,078)	(2,398)	(215,442)

     Trading losses for the year ended March 31, 2003 that relate to trading securities still held at March 31, 2003 amounted to ¥140 million.

     The Company recognized impairment losses on certain of its investment real estate in the amount of ¥5,034 million in the year ended March 31, 2003. Considering the decline of Japanese real estate market, tests for impairment were performed as of March 31, 2003 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the carrying amount exceeded the fair value estimated primarily based on recent transactions involving sales of similar assets and charged them to realized gains (losses) on other investments for the year ended March 31, 2003 in the property and casualty segment.

     The Company changed the presentation of reporting gains and losses on derivative transactions in the year ended March 31, 2002 and the above table includes gains and losses on derivative transactions in the amount of ¥9,901 million for the year ended March 31, 2001.

     On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to held to maturity category. This transfer was based on the Company’s review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥7,719 million and ¥8,175 million at March 31, 2003 and 2002, respectively.

     Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

     The Company’s investments in Toyota Motor Corporation and its affiliates amounting to ¥290,199 million and ¥284,345 million at March 31, 2003 and 2002, respectively, exceeded 10% of stockholders’ equity.

     The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2003 and 2002 were as follows:

	(Yen in millions)

	Total	Valuation
	recorded	allowances
	investment	– specific

2003:
Mortgage loans on real estate	¥31,483	12,862
Collateral and bank-guaranteed loans	11,360	4,865
Unsecured loans	23,153	12,378

	¥65,996	30,105

2002:
Mortgage loans on real estate	¥16,726	8,264
Unsecured loans	30,564	15,806

	¥47,290	24,070

     In addition, based on the Company’s past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥6,730 million and ¥8,675 million at March 31, 2003 and 2002, respectively.

     The activity in valuation allowances for the years ended March 31, 2003, 2002 and 2001 is as follows:

	(Yen in millions)

	2003	2002	2001

Balance at beginning of year	¥32,745	38,919	38,219
Adjustment in connection with the acquisition	9,129	—	—
Charges to income	1,091	(502)	1,731
Principal charge-offs	(6,130)	(5,672)	(1,031)

Balance at end of year	¥36,835	32,745	38,919

     During the years ended March 31, 2003, 2002 and 2001, the average recorded investment in impaired loans amounted to ¥63,674 million, ¥55,512 million and ¥67,880 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥1,309 million, ¥747 million and ¥1,361 million, respectively. At March 31, 2003 and 2002, the carrying amount of loans that were non-income producing during the preceding twelve months amounted to ¥12,148 million and ¥6,527 million, respectively.

     The Company manages its investments to limit credit risks by diversifying its portfolio among various investment types and industry sectors. The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitory procedures. Collateral often includes pledges of assets, such as stocks and other assets and guarantees.

5.     Reinsurance

In the ordinary course of business, the Company cedes risks to other insurers and reinsurers. Reinsurance enables the Company to reduce its exposure to large losses in all aspects of its insurance business, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

     Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force. Reinsurance recoverable on losses represents estimates of amounts that will be recovered from reinsurers on reported and unreported losses and claims and loss adjustment expenses.

     The Company is exposed to contingent liability with respect to reinsurance which would become an actual liability to the extent that any reinsurer failed to meet its obligations to the Company. Because of the large amount of funds held by the Company under reinsurance treaties and the Company’s favorable historical results with the reinsurers involved, no material amounts were considered uncollectible and no material provisions were made for this contingency.

     The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 is as follows:

	(Yen in millions)

	2003	2002	2001

Property and casualty:
Premiums written:
Direct	¥1,987,463	1,509,615	1,468,361
Assumed	325,347	138,362	94,117
Ceded	(414,253)	(266,494)	(238,571)

Net premiums written	¥1,898,557	1,381,483	1,323,907

Premiums earned:
Direct	¥1,952,534	1,436,884	1,449,523
Assumed	190,135	128,786	92,236
Ceded	(381,701)	(222,708)	(231,020)

Premiums earned	¥1,760,968	1,342,962	1,310,739

Losses, claims incurred:
Direct	¥1,064,457	838,246	889,295
Assumed	174,561	110,858	92,823
Ceded	(285,337)	(212,339)	(202,430)

Losses, claims incurred	¥953,681	736,765	779,688

Life:
Premiums earned:
Direct	¥263,361	209,469	163,016
Assumed	0	0	1
Ceded	(875)	(261)	(112)

Premiums earned	¥262,486	209,208	162,905

6.     Deferred Policy Acquisition Costs

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	(Yen in millions)

	2003	2002	2001

		(Restated)	(Restated)
Property and casualty:
Deferred at beginning of year	¥221,914	214,019	211,267
Adjustment in connection with the acquisition	99,663	—	—
Incurred during year:
Commissions and brokerage	287,460	227,168	215,447
Salaries and other compensation	147,207	115,911	116,310
Other underwriting costs	112,099	83,795	84,589

	546,766	426,874	416,346

	868,343	640,893	627,613
Foreign currency translation adjustments	(331)	—	—
Deferred at end of year	323,865	221,914	214,019

Policy acquisition costs	544,147	418,979	413,594

Life:
Deferred at beginning of year	79,809	63,366	43,630
Incurred during year	45,717	34,476	28,693

	125,526	97,842	72,323
Deferred at end of year	98,615	79,809	63,366

Policy acquisition costs	26,911	18,033	8,957

Total policy acquisition costs	¥571,058	437,012	422,551

7.     Property and Equipment

A summary of property and equipment is as follows:

	(Yen in millions)

	2003	2002

Land	¥88,778	93,954
Buildings	225,200	228,457
Furniture and equipment	67,372	40,755
Construction in progress	6,404	24

Total at cost	387,754	363,190
Less accumulated depreciation	183,676	162,768

Net property and equipment	¥204,078	200,422

8.     Liability for Unpaid Losses and Claims and Loss Adjustment Expenses

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2003, 2002 and 2001:

	(Yen in millions)

	2003	2002	2001

		(Restated)	(Restated)

Balance at beginning of year	¥875,463	854,952	821,088
Less reinsurance recoverables	247,861	255,696	257,221

Net balance at beginning of year	627,602	599,256	563,867

Adjustment in connection with the acquisition	141,940	—	—
Incurred related to:
Current year	1,029,655	802,061	829,097
Prior years	438	(3,847)	3,961

Total incurred	1,030,093	798,214	833,058

Paid related to:
Current year	590,791	481,710	519,627
Prior years	417,105	288,158	278,042

Total paid	1,007,896	769,868	797,669

Foreign currency translation adjustments	(1,987)	—	—
Net balance at end of year	789,752	627,602	599,256
Plus reinsurance recoverables	342,132	247,861	255,696

Balance at end of year	¥1,131,884	875,463	854,952

     Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

     The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)

	2003	2002

Property and casualty:
Unpaid losses	¥342,132	247,861
Paid losses	107,885	84,826
Life	328	—

Total reinsurance recoverable on losses	¥450,345	332,687

9.     Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Total income taxes for the years ended March 31, 2003, 2002 and 2001 were allocated as follows:

	(Yen in millions)

	2003	2002	2001

			(Restated)

Income before extraordinary items and cumulative effect of accounting changes	¥71,614	33,416	44,359
Cumulative effect of accounting changes	—	48,033	—
Other comprehensive income:
Unrealized appreciation (depreciation) of securities during the year	(188,667)	(118,901)	(89,605)
Minimum pension liability adjustments	(22,613)	(16,860)	2,046

	¥(139,666)	(54,312)	(43,200)

     The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2003, 2002 and 2001.

     The effective tax rates of the Company for the years ended March 31, 2003, 2002 and 2001 differ from the Japanese normal income tax rates for the following reasons:

	2003	2002	2001

			(Restated)

Japanese normal income tax rate	36.0%	36.0%	36.0%
Tax credit for dividends received	(3.0)	(7.1)	(4.7)
Expenses not deductible for tax purposes	0.9	1.2	1.2
Other	1.7	0.7	0.8

Effective tax rate	35.6%	30.8%	33.3%

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2002 are presented below:

	(Yen in millions)

	2003	2002

		(Restated)
Deferred tax assets:
Net unpaid and unreported losses	¥84,817	70,102
Future policy benefits and losses	13,501	9,315
Retirement and severance benefits	47,689	34,467
Minimum pension liability adjustments	50,707	28,094
Valuation allowance for credit losses	12,743	9,985
Property, equipment and other assets	49,910	10,603
Derivatives	33,995	24,160
Operating loss carryforwards for tax purposes	10,311	—
Other	33,036	11,788

Total deferred tax assets	336,709	198,514

Deferred tax liabilities:
Net unearned premiums	(47,552)	(24,929)
Deferred policy acquisition costs	(151,996)	(108,334)
Fair value adjustments to securities recognized in income	(88,828)	(3,046)
Derivatives	(89,134)	(74,977)
Other	(12,225)	(9,466)

Total deferred tax liabilities	(389,735)	(220,752)

Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	(53,026)	(22,238)
Deferred taxes on unrealized appreciation of securities	(321,037)	(509,704)

Net deferred tax liabilities	(374,063)	(531,942)
Income taxes currently payable	(63,497)	(43,758)

Income tax liability	¥(437,560)	(575,700)

     Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2003 amounted to ¥28,641 million and are available through 2008 to offset against future taxable income of such subsidiaries.

     The Company has not provided a valuation allowance for the deferred tax assets at March 31, 2003 and 2002. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets.

10.     Retirement and Severance Benefits

Employees of the Company are covered by the defined retirement and severance benefit plans described below.

     The Company has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are accumulated each year by the employees’ rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

     The Company also has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government.

     In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” the net periodic benefit costs of the funded pension plan in 2003, 2002 and 2001 were calculated using the unit credit actuarial cost method.

     Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	(Yen in millions)

	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	¥430,950	338,858
Adjustment in connection with the acquisition	40,690	—
Service cost	19,148	15,494
Interest cost	10,874	11,389
Plan participants’ contributions	2,593	2,115
Amendments	(24,793)	39,576
Actuarial loss	75,182	35,808
Benefits paid	(21,710)	(12,290)
Foreign currency translation adjustments	(3)	—

Benefit obligation at end of year	¥532,931	430,950

Change in plan assets:
Fair value of plan assets at beginning of year	¥144,710	137,667
Adjustment in connection with the acquisition	7,599	—
Actual return on plan assets	1,443	(377)
Employer contributions	24,146	9,345
Plan participants’ contributions	2,593	2,115
Benefits paid	(4,932)	(4,040)

Fair value of plan assets at end of year	¥175,559	144,710

Funded status	¥(357,372)	(286,240)
Unrecognized net actuarial loss	196,049	126,365
Unrecognized prior service cost	5,742	31,340

Net amount recognized	¥(155,581)	(128,535)

Amounts recognized in the balance sheets consist of:
Accrued benefit liability	¥(324,003)	(237,982)
Intangible asset	27,567	31,409
Accumulated other comprehensive income	140,855	78,038

Net amount recognized	¥(155,581)	(128,535)

Significant actuarial assumptions:
Discount rate	1.5%	2.5%
Rate of salary increase	0.6-1.7%	1.8%
Expected long-term return on plan assets	1.3-2.0%	2.3%

     The components of net periodic benefit cost for the years ended March 31, 2003, 2002 and 2001 are as follows:

	(Yen in millions)

	2003	2002	2001

Components of net periodic benefit cost:
Service cost	¥19,148	15,494	15,301
Interest cost	10,874	11,389	9,060
Expected return on plan assets	(3,108)	(3,192)	(3,831)
Amortization of prior service cost	805	2,397	(217)
Recognized actuarial loss	7,162	4,398	3,310

Net periodic benefit cost	¥34,881	30,486	23,623

11.     Debt Outstanding

Debt outstanding at March 31, 2003 and 2002 comprised the following:

		(Yen in millions)

	Due	2003	2002

Loans, 0.05% to 4.75%	2007-2016	¥4,673	—
Equity linked notes, 1.00% to 21.00%	2004	4,331	—
Fixed rate notes, 0.07%	2004	5,000	—
Floating rate notes, 0.06%	2005	2,000	—
Credit linked notes, 2.56% to 11.75%	2007	25,373	—
Unsecured bonds, 1.47% to 2.78%	2006-2021	135,984	110,000
Other notes	2011	519	—

Total debt outstanding		¥177,880	110,000

     The proceeds of these debts were used primarily for general corporate purposes.

     Maturities of debt outstanding at March 31, 2003 are as follows:

(Yen in millions)

2004	¥9,331
2005	2,000
2006	30,000
2007	36,702
2008	654
Thereafter	99,193

Total debt outstanding	¥177,880

     The Company leases certain property and equipment under noncancelable lease agreements. At March 31, 2003, obligations under capital leases which were presented as other liabilities amounted to ¥8,006 million. Of this amount, the obligations due within one year amounted to ¥4,616 million.

12.     Fair Values of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of estimated fair value for all financial instruments. See note 15 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company’s nonderivative financial instruments at March 31, 2003 and 2002 are as follows:

	(Yen in millions)

	2003		2002

	Carrying		Carrying
	amount	Fair value	amount	Fair value

Policy loans	¥29,171	29,171	20,615	20,615
Mortgage loans on real estate	148,655	152,379	144,323	145,869
Mortgage loans on vessels and facilities	22,125	21,637	25,061	25,082
Collateral and bank-guaranteed loans	22,096	24,190	29,800	29,768
Unsecured loans	440,997	449,412	404,419	406,169
Money trust	73,786	73,786	76,386	76,386
Short-term investments	660,370	660,370	665,406	665,406
Investment deposits by policyholders	(2,716,526)	(3,094,290)	(2,131,834)	(2,362,170)
Debt outstanding	(177,880)	(189,307)	(110,000)	(115,257)

     The Company started disclosing fair values of investment deposits by policyholders this year.

     The following methods and assumptions were used by the Company in estimating the fair values of its nonderivative financial instruments:

Cash and cash equivalents, accrued investment income (included in other assets), premiums receivable and agents’ balances, reinsurance recoverable on losses and ceded reinsurance balances payable
The carrying amounts approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities
The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 4.

Policy loans
The carrying amounts of floating-rate policy loans approximate their fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate, other long-term investments and short-term investments
The fair values for these financial instruments are estimated based on the quoted market prices for these or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Investment deposits by policyholders
The fair values of investment deposits by policyholders were estimated using discounted cash flow calculations based on market interest rates currently prevailing for similar contracts with similar maturities. The cash flows used in fair value calculation were based on the best estimate assumptions of lapse rates and other factors.

Debt outstanding
The fair values for debt outstanding are estimated using their market prices. For debt outstanding on which quoted market prices are not available, the fair values are estimated using discounted cash flow analysis, based on the Company’s current borrowing rate for similar types of borrowings.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

13.     Statutory Capital and Dividend Availability

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings’ non-consolidated statutory books of account in accordance with Japanese GAAP. Millea Holdings had retained earnings in the amount of ¥44,567 million, net of treasury stock in the amount of ¥5,038 million as of March 31, 2003. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

     Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2003 for dividends subsequently proposed to Millea Holdings’ stockholders by the Board of Directors in the aggregate amount of ¥18,519 million.

     The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins for Japanese regulatory authorities. At March 31, 2003, these subsidiaries had sufficient capital surplus in their respective statutory stockholders’ equity to satisfy the solvency margin requirements.

     In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥49,605 million in 2003, ¥39,182 million in 2002 and ¥43,140 million in 2001, and stockholders’ equity of ¥2,206,053 million at March 31, 2003 and ¥1,803,976 million at March 31, 2002.

     The amounts of statutory net income (loss) for the years ended March 31, 2003, 2002 and 2001, and stockholders’ equity at March 31, 2003 and 2002 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)

	2003	2002	2001

Statutory net income (loss):
Property and casualty	¥112,615	12,703	2,443
Life	(966)	1	1
Statutory stockholders’ equity:
Property and casualty	2,006,678	67,285
Life	46,160	27,437

14.     Commitments and Contingent Liabilities

At March 31, 2003, commitments outstanding for the purchase of property and equipment approximated ¥14,547 million.

     The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2003, 2002 and 2001 aggregated ¥14,694 million, ¥17,427 million and ¥18,515 million, respectively.

     The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. At March 31, 2003, the Company’s maximum potential amount of future payments under the credit default swaps was approximately ¥1,889,836 million. At March 31, 2003, the carrying amount of the liabilities related to these credit default swaps was ¥16,356 million. Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral; however, the value of such property or collateral has not been determined.

     See also note 15 for the discussion on credit default swaps, which had been accounted for as guarantees prior to the adoption of SFAS No. 133.

     Guarantees are used in various transactions to enhance credit standing of the Company’s customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds, etc., to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees as of March 31, 2003 was approximately ¥22,409 million. At March 31, 2003, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties’ operating assets. Once the Company assumes the guaranteed parties’ obligation, the Company acquires the right of the collateral.

     In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2003, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

15.     Derivative Financial Instruments

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company’s risk exposure, they do not qualify for hedge accounting under SFAS No.  133. All derivatives are recognized on the consolidated balance sheets at fair value as “derivative assets” or “derivative liabilities,” with the changes in fair value recognized currently in earnings as “gains (losses) on derivatives.”

(a)  Derivatives used for interest rate risk management
The Company uses interest rate swaps to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches). The Company’s insurance liabilities that bear credited interest rates, mainly those relating to deposit-type insurance and life insurance, are exposed to the risk of declines in interest rates. The Company’s strategy is to match the interest rate characteristics and duration of those liabilities with those of invested assets through its asset liability management, including the use of interest rate swaps. An interest rate swap is an agreement, generally, to exchange fixed and floating rate interest payments without exchange of the underlying principal.

     Upon adoption of SFAS No. 133 at April 1, 2001, the interest rate swaps used for this purpose do not qualify for hedge accounting, and the Company recognized a net-of-tax cumulative-effect-type gain of ¥93,907 million on April 1, 2001.

(b)  Derivatives used for foreign exchange risk management
The Company is exposed to foreign currency exposures arising mainly from foreign currency fixed maturity investments and foreign currency receivables/payables in relation to hull and marine cargo insurance and certain reinsurance. The Company uses foreign exchange derivatives, such as foreign exchange forwards and cross-currency swaps, to effectively manage those foreign currency exposures. A foreign exchange forward is an agreement to exchange different currencies at a specific future date. A cross-currency swap is an agreement to exchange coupon payments in one currency for coupon payments in another currency, where the principal amount of each currency is generally exchanged at the beginning and end of the term.

(c)  Derivatives used for other purposes
The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller. Prior to the adoption of SFAS No.  133, the Company had treated credit default swaps as guarantees. In accordance with SFAS No.  133, the Company now accounts for them as derivatives, which are recognized at fair value.

     The Company uses bond futures, equity index futures and other instruments to manage market risks.

     The Company uses foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to earn investment returns.

     The carrying amounts and the fair values of the Company’s derivative financial instruments at March 31, 2003 and 2002 are as follows:

	Yen in millions

	Assets	Liabilities

2003:
Interest rate swaps	¥315,171	(162,019)
Foreign exchange forwards	177	(2,127)
Currency swaps	14,881	(15,329)
Credit default swaps	9,563	(23,050)
Bond futures	26	(56)
Equity index futures	633	—
Other	828	(430)

Total derivatives	¥341,279	(203,011)

2002:
Interest rate swaps	¥202,390	(53,348)
Foreign exchange forwards	582	(15,633)
Currency swaps	216	(9,883)
Credit default swaps	3,639	(14,061)
Bond futures	61	(354)
Equity index options	211	(168)
Equity index futures	113	(214)
Other	—	(31)

Total derivatives	¥207,212	(93,692)

     The following methods and assumptions were used by the Company in estimating the fair values of its derivative financial instruments:

Interest rate swaps
The fair values of interest rate swaps are based on the estimated present values the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Foreign exchange forwards and currency swaps
The fair values of foreign exchange derivatives including forwards and currency swaps are estimated by obtaining current market quotes from banks.

Credit default swaps
The fair values of credit default swaps are estimated by obtaining current market quotes from counterparties, if available. If quoted market prices are not available, as is the case primarily with credit default swaps on pools of multiple reference assets, then the fair value is based upon estimates calculated by the Company’s internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Equity index futures and options, and bond futures
The fair values of equity index futures, equity index options and bond futures are based on the official market quotes.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16.     Business Segments

The Company is organized according to products and services which it offers. This structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Property and Casualty
Property and Casualty segment writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese businesses. The Company evaluates the results of this segment based upon premium income and underwriting results.

Life
Life insurance products primarily include whole-life insurance. The Company evaluates the results of this segment based upon amounts of policies and net income.

     The accounting policies of the business segments are the same as those described in the notes to consolidated financial statements. The effects of the elimination of certain intersegment transactions are included in the Property and Casualty segment result. The following are income and asset data for the Company’s business segments for the years ended March 31, 2003, 2002 and 2001. See note 2 for discussion of restatements and reclassifications.

	(Yen in millions)

	Property and
	Casualty	Life	Consolidated

2003:
Operating income:
Property and casualty:
Net premiums written	¥1,898,557	—	1,898,557
Less increase in unearned premiums	137,589	—	137,589

Premiums earned	1,760,968	—	1,760,968
Life premiums	—	262,486	262,486
Net investment income	93,129	15,182	108,311
Realized losses on investments	(28,310)	(1,565)	(29,875)
Gains on derivatives	55,044	21,520	76,564

Total operating income	1,880,831	297,623	2,178,454

Operating costs and expenses:
Losses, claims and loss adjustment expenses	1,030,093	—	1,030,093
Policy benefits and losses for life	—	223,316	223,316
Income credited to investment deposits by policyholders	54,111	1,900	56,011
Policy acquisition costs	544,147	26,911	571,058
Other operating expenses	85,859	10,809	96,668

Total operating costs and expenses	1,714,210	262,936	1,977,146

Income before income tax expense and extraordinary items	166,621	34,687	201,308

Income tax expense (benefit):
Current	83,022	9,913	92,935
Deferred	(25,237)	3,916	(21,321)

	57,785	13,829	71,614

Income before extraordinary items	108,836	20,858	129,694
Extraordinary items	248,323	—	248,323

Net income	¥357,159	20,858	378,017

Total investments	¥7,119,333	1,225,870	8,345,203

Total assets	¥9,513,060	1,380,303	10,893,363

	(Yen in millions)

	Property and
	Casualty	Life	Consolidated

2002 (Restated):
Operating income:
Property and casualty:
Net premiums written	¥1,381,483	—	1,381,483
Less increase in unearned premiums	38,521	—	38,521

Premiums earned	1,342,962	—	1,342,962
Life premiums	—	209,208	209,208
Net investment income	94,386	10,295	104,681
Realized gains (losses) on investments	(1,384)	364	(1,020)
Gains (losses) on derivatives	(20,847)	13,528	(7,319)

Total operating income	1,415,117	233,395	1,648,512

Operating costs and expenses:
Losses, claims and loss adjustment expenses	798,214	—	798,214
Policy benefits and losses for life	—	175,016	175,016
Income credited to investment deposits by policyholders	56,422	1,085	57,507
Policy acquisition costs	418,979	18,033	437,012
Other operating expenses	63,751	8,344	72,095

Total operating costs and expenses	1,337,366	202,478	1,539,844

Income before income tax expense and cumulative effect of accounting changes	77,751	30,917	108,668

Income tax expense (benefit):
Current	50,070	3,890	53,960
Deferred	(27,806)	7,262	(20,544)

	22,264	11,152	33,416

Income before cumulative effect of accounting changes	55,487	19,765	75,252
Cumulative effect of accounting changes, net of tax	56,727	28,738	85,465

Net income	¥112,214	48,503	160,717

Total investments	¥6,068,201	560,624	6,628,825

Total assets	¥7,823,947	735,230	8,559,177

	(Yen in millions)

	Property and
	Casualty	Life	Consolidated

2001 (Restated):
Operating income:
Property and casualty:
Net premiums written	¥1,323,907	—	1,323,907
Less increase in unearned premiums	13,168	—	13,168

Premiums earned	1,310,739	—	1,310,739
Life premiums	—	162,905	162,905
Net investment income	115,594	12,258	127,852
Realized gains on investments	55,859	283	56,142

Total operating income	1,482,192	175,446	1,657,638

Operating costs and expenses:
Losses, claims and loss adjustment expenses	833,058	—	833,058
Policy benefits and losses for life	—	137,469	137,469
Income credited to investment deposits by policyholders	58,669	840	59,509
Policy acquisition costs	413,594	8,957	422,551
Other operating expenses	66,048	5,969	72,017

Total operating costs and expenses	1,371,369	153,235	1,524,604

Income before income tax expense	110,823	22,211	133,034

Income tax expense:
Current	9,952	2,934	12,886
Deferred	26,301	5,172	31,473

	36,253	8,106	44,359

Net income	¥74,570	14,105	88,675

Total investments	¥6,417,143	400,801	6,817,944

Total assets	¥7,735,940	480,801	8,216,741

Schedule I

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Summary of Investments — Other than Investments in Related Parties

March 31, 2003

	(Yen in millions)

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet

Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	¥866,971	1,011,483	866,971
All other corporate bonds	16,365	17,249	16,365

Total fixed maturities held to maturity	883,336	1,028,732	883,336

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	140,150	145,505	145,505
Other	1,935,175	2,073,303	2,073,303

	2,075,325	2,218,808	2,218,808

States, municipalities and political subdivisions:
United States	44	64	64
Other	244,826	264,318	264,318

	244,870	264,382	264,382

Public utilities	88,322	92,966	92,966
Convertibles and bonds with warrants attached	70,622	77,320	77,320
All other corporate bonds	693,321	715,048	715,048
Redeemable preferred stock	53,100	53,100	53,100

Total fixed maturities available for sale	3,225,560	3,421,624	3,421,624

Equity securities:
Common stocks:
Public utilities	42,994	62,389	62,389
Banks, trust and insurance companies	296,261	293,903	293,903
Industrial, miscellaneous and all other	1,414,698	2,089,070	2,089,070

	1,753,953	2,445,362	2,445,362

Nonredeemable preferred stocks	88,859	88,859	88,859

Total equity securities	1,842,812	2,534,221	2,534,221

(Continued)

Schedule I

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Summary of Investments — Other than Investments in Related Parties

March 31, 2003

	(Yen in millions)

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet

Trading securities:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	24,877	24,577	24,577
Public utilities	1,199	1,359	1,359

Total trading fixed maturities	26,076	25,936	25,936

	5,977,784	7,010,513	6,865,117

Mortgage loans on real estate	148,655		148,655
Investment real estate	82,886		82,886
Policy loans	29,171		29,171
Other long-term investments	559,355		559,004
Short-term investments	660,370		660,370

Total investments	¥7,458,221		8,345,203

(Continued)

Schedule I

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Summary of Investments — Other than Investments in Related Parties

March 31, 2002

	(Yen in millions)

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet

Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	¥453,453	458,970	453,453
All other corporate bonds	16,735	17,435	16,735

Total fixed maturities held to maturity	470,188	476,405	470,188

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	43,313	50,901	50,901
Other	903,702	920,199	920,199

	947,015	971,100	971,100

States, municipalities and political subdivisions:
United States	109	174	174
Other	299,885	323,832	323,832

	299,994	324,006	324,006

Public utilities	34,192	37,000	37,000
Convertibles and bonds with warrants attached	102,074	111,494	111,494
All other corporate bonds	490,545	505,369	505,369
Redeemable preferred stock	53,100	53,100	53,100

Total fixed maturities available for sale	1,926,920	2,002,069	2,002,069

Equity securities:
Common stocks:
Public utilities	27,362	58,332	58,332
Banks, trust and insurance companies	199,838	274,397	274,397
Industrial, miscellaneous and all other	1,075,156	2,296,656	2,296,656

	1,302,356	2,629,385	2,629,385

Nonredeemable preferred stocks	64,206	64,206	64,206

Total equity securities	1,366,562	2,693,591	2,693,591

	3,763,670	5,172,065	5,165,848

(Continued)

Schedule I

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Summary of Investments — Other than Investments in Related Parties

March 31, 2002

	(Yen in millions)

			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet

Mortgage loans on real estate	144,323		144,323
Investment real estate	96,967		96,967
Policy loans	20,615		20,615
Other long-term investments	534,991		535,666
Short-term investments	665,406		665,406

Total investments	¥5,225,972		6,628,825

See accompanying independent auditors’ report.

Schedule III

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Supplementary Insurance Information

Years ended March 31, 2003, 2002 and 2001

Property and casualty:

	(Yen in millions)

				Claims,
	Losses,			losses and
	claims and loss	Unearned	Premium	settlement	Premiums
	expenses	premiums	revenue	expenses	written

Year ended:
March 31, 2003	¥1,131,884	1,760,981	1,760,968	1,030,093	1,898,557
March 31, 2002 (Restated)	875,463	1,177,506	1,342,962	798,214	1,381,483
March 31, 2001 (Restated)	854,952	1,095,198	1,310,739	833,058	1,323,907

Life:

	(Yen in millions)

	Future policy			Benefits, claims,
	benefits, losses,			losses and
	claims and	Unearned	Premium	settlement
	loss expenses	premiums	revenue	expenses

Year ended:
March 31, 2003	¥713,418	174	262,486	223,316
March 31, 2002 (Restated)	462,597	6	209,208	175,016
March 31, 2001 (Restated)	322,671	47	162,905	137,469

     See accompanying independent auditors’ report.

Schedule IV

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Reinsurance

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)

					Percentage
		Ceded	Assumed		of amount
	Gross	to other	from other		assumed
	amount	companies	companies	Net amount	to net

Year ended March 31, 2003:
Life insurance in force	¥12,122,086	200,220	—	11,921,866	0.0%

Premiums:
Life insurance	¥263,361	875	0	262,486	0.0%
Property and casualty insurance	1,952,534	381,701	190,135	1,760,968	10.8%

Total premiums	¥2,215,895	382,576	190,135	2,023,454	9.4%

Year ended March 31, 2002 (Restated):
Life insurance in force	¥9,037,201	86,058	—	8,951,143	0.0%

Premiums:
Life insurance	¥209,469	261	0	209,208	0.0%
Property and casualty insurance	1,436,884	222,708	128,786	1,342,962	9.6%

Total premiums	¥1,646,353	222,969	128,786	1,552,170	8.3%

Year ended March 31, 2001 (Restated):
Life insurance in force	¥7,687,235	52,295	3	7,634,943	0.0%

Premiums:
Life insurance	¥163,016	112	1	162,905	0.0%
Property and casualty insurance	1,449,523	231,020	92,236	1,310,739	7.0%

Total premiums	¥1,612,539	231,132	92,237	1,473,644	6.3%

See accompanying independent auditors’ report.

Schedule V

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)

		Additions

	Balance at	Assumed by		Charged
	beginning	business	Charged to costs	to other		Balance at end
Description	of year	combination	and expenses	accounts	Deductions	of year

Year ended March 31, 2003:
Applied against asset accounts:
Accumulated depreciation — real estate investments	¥83,155	—	3,650	2,646	9,913	79,538
Valuation allowance — loans:
Specific allowance	24,070	4,896	7,270	—	6,130	30,106
General allowance	8,675	4,233	(6,179)	—	—	6,729
Allowance for doubtful accounts	4,681	2,541	975	—	—	8,197
Accumulated depreciation — property and equipment	162,768	—	11,426	13,393	3,911	183,676

Year ended March 31, 2002:
Applied against asset accounts:
Accumulated depreciation — real estate investments	¥83,249	—	4,187	2,954	7,235	83,155
Valuation allowance — loans:
Specific allowance	25,526	—	4,216	—	5,672	24,070
General allowance	13,393	—	(4,718)	—	—	8,675
Allowance for doubtful accounts	4,695	—	—	—	14	4,681
Accumulated depreciation — property and equipment	157,612	—	11,343	(2,954)	3,233	162,768

Year ended March 31, 2001:
Applied against asset accounts:
Accumulated depreciation — real estate investments	¥76,102	—	4,772	4,361	1,986	83,249
Valuation allowance — loans:
Specific allowance	17,959	—	8,598	—	1,031	25,526
General allowance	20,260	—	(6,867)	—	—	13,393
Allowance for doubtful accounts	5,994	—	—	—	1,299	4,695
Accumulated depreciation — property and equipment	155,770	—	12,423	(4,361)	6,220	157,612

See accompanying independent auditors’ report.

LIST OF EXHIBITS

     Millea Holdings is filing the following exhibits (or incorporating them by reference) as part of this annual report:

Exhibit Number	Description

1.1	English translation of the articles of incorporation of Millea Holdings, Inc.
1.2	English translation of the share handling regulations of Millea Holdings, Inc.
2(a)	English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 0-31376) filed on September 27, 2002.
8	List of subsidiaries of Millea Holdings, Inc.
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.
13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

CROSS REFERENCE INDEX FOR FORM 20-F

			Page

		Part I

Item 1.		Identity of Directors, Senior Management and Advisers
		Not required because this Form 20-F is filed as an annual report
Item 2.		Offer Statistics and Expected Timetable
		Not required because this Form 20-F is filed as an annual report
Item 3.		Key Information
	3.A.	Selected Financial Data
		Selected Financial Data	4
	3.B.	Capitalization and Indebtedness
		Not required because this Form 20-F is filed as an annual report
	3.C.	Reasons for the Offer and Use of Proceeds
		Not required because this Form 20-F is filed as an annual report
	3.D.	Risk Factors
		Risk Factors	6
Item 4.		Information on the Company
	4.A.	History and Development of the Company
		Business	16
	4.B.	Business Overview
		Business	16
		The Japanese Non-Life Insurance Industry	71
		Regulation	73
	4.C.	Organizational Structure
		Major Shareholders	14
		Business	16
	4.D.	Property, Plants and Equipment
		Business	16
Item 5.		Operating and Financial Review and Prospects
	5.A.	Operating Results
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	40
	5.B.	Liquidity and Capital Resources
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources	66
	5.C.	Research and Development, Patents and Licenses, Etc.
		None

Page

	5.D.	Trend Information
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	40
	5.E.	Off-balance Sheet Arrangements
Not required because this annual report does not include financial statements for a fiscal year ending on or after June 15, 2003
	5.F.	Tabular Disclosure of Contractual Obligations
Not required because this annual report does not include financial statements for a fiscal year ending on or after December 15, 2003
Item 6.		Directors, Senior Management and Employees
	6.A.	Directors and Senior Management
		Directors and Corporate Auditors — Personal Data	68
	6.B.	Compensation
		Directors and Corporate Auditors — Compensation and Benefits	69
	6.C.	Board Practices
		Directors and Corporate Auditors — Board Practices	69
	6.D.	Employees
		Business	16
	6.E.	Share Ownership
		Directors and Corporate Auditors — Personal Data	68
Item 7.		Major Shareholders and Related Party Transactions
	7.A.	Major Shareholders
		Major Shareholders	14
	7.B.	Related Party Transactions
None
	7.C.	Interests of Experts and Counsel
Not required because this Form 20-F is filed as an annual report
Item 8.		Financial Information
	8.A.	Consolidated Statements and Other Financial Information
		Dividend Policy	14
		Index to Financial Statements	F-1
		Index to Schedules	F-1
	8.B.	Significant Changes
None
Item 9.		The Offer and Listing
	9.A.	Offer and Listing Details
		Market Price Information	13
	9.B.	Plan of Distribution

Page

Not required because this Form 20-F is filed as an annual report
	9.C.	Markets
		Market Price Information	13
	9.D.	Selling Shareholders
Not required because this Form 20-F is filed as an annual report
	9.E.	Dilution
Not required because this Form 20-F is filed as an annual report
	9.F.	Expenses of the Issue
Not required because this Form 20-F is filed as an annual report
Item 10.		Additional Information
	10.A.	Share Capital
Not required because this Form 20-F is filed as an annual report
	10.B.	Memorandum and Articles of Association
		Business	16
		Directors and Corporate Auditors — Board Practices	69
		Description of Common Stock	77
	10.C.	Material Contracts
None
	10.D.	Exchange Controls
		Regulation — Foreign Exchange Regulations	75
	10.E.	Taxation
		Taxation	83
	10.F.	Dividends and Paying Agents
Not required because this Form 20-F is filed as an annual report
	10.G.	Statement by Experts
Not required because this Form 20-F is filed as an annual report
	10.H.	Documents on Display
		Where You Can Find More Information	87
	10.I.	Subsidiary Information
Not required because this Form 20-F is filed as an annual report
Item 11.		Quantitative and Qualitative Disclosures About Market Risk
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk	59
Item 12.		Description of Securities Other than Equity Securities
Not required because this Form 20-F is filed as an annual report
Part II
Item 13.		Defaults, Dividend Arrearages and Delinquencies
None

Page

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15.	Controls and Procedures
	Controls and Procedures	86
Item 16.	Reserved
Not applicable
Item 16A.	Audit Committee Financial Expert
Not required because this annual report does not cover a fiscal year ending on or after July 15, 2003
Item 16B.	Code of Ethics
Not required because this annual report does not cover a fiscal year ending on or after July 15, 2003
Item 16C.	Principal Accountant Fees and Services
Not required because this annual report does not cover a fiscal year ending on or after December 15, 2003
Item 16D.	Exemptions from Listing Standards for Auditing Committees
Not required because this annual report does not cover a fiscal year ending on or after July 31, 2005
Part III
Item 17.	Financial Statements
Not applicable
Item 18.	Financial Statements
	Index to Financial Statements	F-1
	Index to Schedules	F-1
Item 19.	Exhibits
List of Exhibits

     The Securities and Exchange Commission has not approved or disapproved of this annual report or passed upon the adequacy or accuracy of this annual report.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLEA HOLDINGS, INC.
(Registrant)

	By:	/s/ KUNIO ISHIHARA

		Name:	Kunio Ishihara
		Title:	President and Director

Date: September 29, 2003

EXHIBIT INDEX

Exhibit Number	Description

1.1	English translation of the articles of incorporation of Millea Holdings, Inc.
1.2	English translation of the share handling regulations of Millea Holdings, Inc.
2(a)	English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 0-31376) filed on September 27, 2002.
8	List of subsidiaries of Millea Holdings, Inc.
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.
13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).