Form 20-F
period 2004-03-31
MILLEA HOLDINGS INC
filed 2004-09-28
CIK 1169486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

Commission file number: 0-31376

Kabushiki Kaisha Millea Holdings

(Exact name of Registrant as specified in its charter)

Millea Holdings, Inc.

(Translation of Registrant's name into English)

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

Common Stock

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock: 1,788,056 shares at March 31, 2004

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

     As used in this annual report, references to “Millea Holdings”, “we”, “us” and “our” are either to (1) Millea Holdings, Inc., (2) Millea Holdings, Inc. and its direct and indirect subsidiaries, including Tokio Marine, Nichido Fire and Tokio Marine & Nichido Life, or (3) Tokio Marine, Nichido Fire and/or other operating subsidiaries of Millea Holdings, Inc., as the context may require; references to “Tokio Marine” are to The Tokio Marine and Fire Insurance Company, Limited; references to “Nichido Fire” are to The Nichido Fire and Marine Insurance Company, Limited; and references to “Tokio Marine & Nichido Life” are to Tokio Marine & Nichido Life Insurance Co., Ltd. Unless the context otherwise requires, references in this annual report to the business or financial results of “Tokio Marine” refer to those of Tokio Marine and its consolidated subsidiaries, references to the business or financial results of “Nichido Fire” refer to those of Nichido Fire and its consolidated subsidiaries and references to the business or financial results of “Tokio Marine & Nichido Life” refer to those of Tokio Marine & Nichido Life.

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

SELECTED FINANCIAL DATA

     The following selected consolidated financial data of Millea Holdings and its subsidiaries as of and for each of the five years ended March 31, 2004 are derived from the audited U.S. GAAP consolidated financial statements of Millea Holdings for those periods. You should read the information below in conjunction with the U.S. GAAP consolidated financial statements of Millea Holdings, including the related notes, included elsewhere in this annual report.

	As of and for the year ended March 31,
	2004(1)	2003(1)		2002(1)	2001(1)	2000(1)
	(yen in millions, except share numbers, per share data and percentages)
Statement of income data:
Net premiums written	¥1,945,246	¥1,898,557		¥1,381,483	¥1,323,907	¥1,297,984
Premiums earned	1,860,203	1,760,968		1,342,962	1,310,739	1,281,548
Life premiums	247,800	262,486		209,208	162,905	130,128
Net investment income	126,173	108,311		104,681	127,852	143,686
Total operating income	2,193,566	2,178,454		1,648,512	1,657,638	1,578,225
Total operating costs and expenses	2,041,299	1,977,146		1,539,844	1,524,604	1,459,136
Income before extraordinary items and cumulative effect of accounting changes	102,882	129,694		75,252	88,675	81,815
Extraordinary items(2)	—	248,323		—	—	—
Cumulative effect of accounting changes, net of tax(3)	—	—		85,465	—	—
Net income	102,882	378,017		160,717	88,675	81,815
Balance sheet data:
Total investments	¥9,393,222	¥8,345,203		¥6,628,825	¥6,817,944	¥6,778,995
Total assets	12,200,373	10,893,363		8,559,177	8,216,741	8,174,325
Total stockholders’ equity	3,408,351	2,824,316		2,509,694	2,586,544	2,661,770
Common stock	150,000	150,000		101,995	101,995	101,995
Number of shares issued (in thousands)	1,857.05	1,857.05		1,549,692	1,549,692	1,549,692
Number of shares held as treasury stock (in thousands)	68.99	7	.90(4)	—	—	—
Per share data(5):
Net income — basic and diluted	¥56,457	¥203,558		¥103,709	¥57,221	¥52,794
Cash dividends declared(6)	¥11,000	¥10,000		¥8,500	¥8,500	¥8,500
	$100.52	$83.42		$70.92	$68.15	$80.08
Key ratios(7):
Net loss ratio	56.4%	54.2%		54.9%	59.5%	58.0%
Combined loss and expense ratios	92.6%	91.7%		94.3%	99.8%	98.8%

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

(2)	Extraordinary items represent unallocated negative goodwill arising from the business combination with Nichido Fire. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

(3)	In accordance with the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, we recognized “Cumulative effect of accounting changes, net of tax” for the fiscal year ended March 31, 2002. See note 1(h) to our consolidated financial statements.

(4)	Includes shares held by our subsidiaries as of March 31, 2003.

(5)	In connection with our formation, each 1,000 shares of Tokio Marine common stock were exchanged for one share of our common stock. See “Business — Group Overview — Formation of Millea Holdings”. To facilitate comparability of the per share data from year to year, the per share data for the years ended March 31, 2003 and 2004 are calculated based on 1.00 of our shares, while the per share data for the years ended March 31, 2002, 2001 and 2000 are calculated based on 1,000 of Tokio Marine’s shares. The per share data are calculated using the weighted average number of shares outstanding for the period.

(6)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

(7)	The key ratios relate to property and casualty insurance only. The net loss ratio is calculated by dividing the losses incurred by the premiums earned. The combined ratio is the sum of the ratio of loss and loss adjustment expenses incurred to premiums earned and the ratio of underwriting and administrative expenses incurred to premiums written. A combined ratio under 100% represents an underwriting profit and over 100% represents an underwriting loss.

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

     The Japanese economy has experienced a significant downturn since the early 1990s. The Nikkei Stock Average, which is one of the major benchmarks for equity prices in Japan, reached its lowest level in twenty years in April, 2003. While economic conditions improved in the year ended March 31, 2004 and equity prices have risen since late April 2003, the Japanese economy remains unstable and there continues to be uncertainty surrounding the economic environment.

     Despite the Japanese government’s announced plans to implement fiscal recovery programs and other measures aimed at improving the economy, the current economic climate in Japan may not improve significantly in the near future. Any weakness in the Japanese economy could have a significant impact on our financial condition and results of operations.

A decline in the Japanese stock market, and other economic factors, may adversely affect our results of operations and financial condition.

     We invest our policyholders’ premiums in a portfolio of assets, including Japanese stocks. As of March 31, 2004, equity securities available for sale represented approximately 36.8% of the value of our total investments other than investments in related parties. The market values of these equity securities are inherently volatile and, despite an increase in equity prices in Japan since late April 2003, have generally been declining in recent years. We intend to hold our equity investments for the long term, but we may incur losses on our equity securities portfolio if the Japanese stock market again experiences declines or if other economic factors cause the value of our equity securities to decline. A decrease in the market value of these equity securities could have a significant negative impact on our financial condition and results of operations.

Fluctuations in interest rates may adversely affect our results of operations.

     We are subject to interest rate risk due to our investments in fixed income instruments and derivatives as well as deposit-type insurance and long-term insurance liabilities. As of March 31, 2004, fixed income instruments represented approximately 46.4% of the value of our total investments other than investments in related parties. An increase in interest rates decreases the value of our fixed income portfolio and thereby adversely affects our financial condition. An increase in interest rates also decreases the value of our interest rate derivatives positions and thereby adversely affects our results of operations.

     However, even though the current value of our fixed income portfolios and derivatives positions would decrease with an increase in interest rates, such decrease would be expected to be more than offset by a decrease in the value of our deposit-type insurance and long-term insurance liabilities. On the other hand, a decrease in interest rates may adversely affect our financial position because the amount of increase in the current value of our liabilities would be expected to exceed the amount of increase in the current value of our fixed income portfolio and derivatives positions.

     Despite our hedging and other risk management activities to limit our exposure to changes in interest rates, we still maintain exposure to interest rate risk. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

Defaults in our fixed income and loan portfolios may adversely affect our results of operations and financial condition.

     Issuers of fixed income instruments and loan borrowers have defaulted and may continue to default on principal and interest payments with respect to fixed income instruments and loans we hold. Economic sluggishness, a decline of equity market prices or real estate prices in Japan, an increase in the number of insolvency procedures in Japan or a combination of these events or other factors may increase defaults by issuers or borrowers. A continuation of, or an increase in, defaults may require us to record losses on our fixed income and loan portfolios.

Our foreign assets and liabilities are exposed to foreign currency fluctuations.

     We are holding assets and liabilities denominated in foreign currencies such as the U.S. dollar, the euro and the pound sterling. A decrease in the fair value of assets or an increase in the fair value of liabilities as a result of foreign currency fluctuations could adversely affect our financial position. Fluctuations in foreign exchange rates also create foreign currency translation gains or losses.

Japan is prone to natural disasters that can result in substantial claims under non-life insurance policies.

     Japan is subject to earthquakes, typhoons, windstorms, volcanic eruptions and other types of natural disasters, the frequency and severity of which are inherently unpredictable. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. These natural disasters can have a serious impact on property and casualty insurers, depending on the frequency, nature and scope of the disaster, the amount of insurance coverage that the insurer has written in respect of the disaster, the amount of claims for losses, the timing of claims, and the extent to which the insurer’s liability is covered by reinsurance. In order to mitigate the effect of disasters, we set our premium rates at levels which we believe are adequate to accommodate the effect of disasters, and cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster the severity of which we did not predict, or for which we were not adequately reinsured, could significantly affect our financial position and results of operations. In addition, Japan has been hit by more severe typhoons in the first six months of this current fiscal year than in the same period in the previous years and therefore our financial position and results of operations for the year ending March 31, 2005 could be significantly affected.

We may be required to augment our reserves in case of unforeseen losses.

     The insurance business is unlike manufacturing and most other business in that, at the time of a “sale”, when the insurance policy is written and the premium is paid, the “cost of sale” or the payment of a claim for a loss under the insurance policy is not yet conclusively determined. Losses may occur whose type or magnitude was not foreseen by the insurance company or the insurance industry generally at the time the insurance policies were written. If this type of deficiency arises with respect to our insurance liability reserves, we would have to augment our reserves or otherwise incur a charge to earnings, which in turn could have a material adverse effect on our results of operations. Historically, Japanese insurance companies have not experienced these unforeseen losses, unlike insurance companies in other countries. For example, the U.S. insurance industry experienced significant losses with respect to unexpected claims resulting from the harmful effects of asbestos use. Our loss reserves could substantially increase if similar claims are made against our insurance policies for risks which we did not anticipate.

     Disasters such as typhoons and earthquakes that affect broad areas could result in an unexpected increase of claims for loss under insurance policies and increase our demand for liquidity. As a result, we may be forced to raise capital at a higher interest rate or sell assets at a lower price than we otherwise would, which could adversely affect our financial condition.

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

     Like many other non-life insurance companies, each of Tokio Marine and Nichido Fire uses reinsurance to provide greater capacity to write larger policies, and to control its exposure to extraordinary losses or catastrophes. Reinsurance is a form of insurance that insurance companies buy for their own protection. An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. In addition, we are subject to credit risk with respect to our ability to recover amounts due from our reinsurers, as the ceding of reinsurance does not relieve us of our liability as the direct insurer to policyholders.

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

     This liberalization has also resulted in increased consolidation among non-life insurance companies and the formation of business alliances among non-life and life insurance companies. These groupings currently offer similar insurance products and increasingly seek to compete on the basis of lower premium rates. See “Business — Competition”.

     In addition, we face intensified competition in premium rates resulting from the entry into the Japanese insurance market by foreign insurance companies and by companies who currently engage in non-insurance business activities. These foreign insurance companies include some with global operations. These new entrants into the Japanese non-life insurance market are making efforts to expand their market share in areas by offering low premium rates and using direct marketing channels instead of traditional Japanese insurance agency channels.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions.

     Many Japanese financial institutions, including banks, non-bank lending and credit institutions, and insurance companies, have experienced severe asset quality and other financial problems in recent years. Any re-emergence of these problems may lead to severe liquidity and solvency problems for affected financial institutions, which could result in their being liquidated or restructured. Financial difficulties of financial institutions could adversely affect us because as of March 31, 2004, a significant portion of our investments (other than those in related parties) was in banks and other financial institutions.

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

     Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown in economies outside Japan, such as those experienced by many southeast Asian countries in the late 1990’s;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax system or rate of taxation; and

•	Social, political and economic risks.

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

The merger of Tokio Marine and Nichido Fire may not create the expected integration benefits.

     We have announced our plan to merge our principal subsidiaries Tokio Marine and Nichido Fire in October 2004. We are exposed to the following merger-related risks:

•	The expected benefits and synergies of the merger may not be achieved fully or at all;

•	A delay in the preparation for the merger or in the integration of operating processes may adversely affect our business operations; and

•	Unpredictable events may significantly raise the cost of the merger.

     These risks and other merger-related risks may adversely affect our business, financial position and results of operations.

A downgrade in the financial strength ratings of our operating subsidiaries could limit our ability to market products, increase the number of policies being surrendered and hurt our relationships with customers and trading counterparties.

     Financial strength ratings, which are intended to measure an insurer’s ability to meet policyholder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade, or potential downgrade, of the financial strength ratings of our operating subsidiaries, including Tokio Marine, Nichido Fire and Tokio Marine & Nichido Life, may limit our ability to sell our insurance and annuity products, adversely affect our reinsurance business and adversely affect the terms and conditions of the business we conduct with trading counterparties.

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

Changes in mortality experienced by our life insurance and annuity policyholders could significantly affect our results of operations.

     The determination of liabilities and premiums for our life insurance and annuity businesses is based on models which involve numerous assumptions and subjective judgments as to mortality and morbidity. There can be no assurance that ultimate actual experience on these products will not differ from management’s estimates. If the actual mortality and morbidity experience differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

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

Since we are a holding company, our ability to pay operating and financing expenses and dividends depends on the financial performance of our principal operating subsidiaries. Our ability to pay dividends also depends on our own dividend-paying capacity.

     As a holding company, our ability to pay operating and financing expenses and dividends depends primarily on the receipt of sufficient funds from our principal operating subsidiaries. Statutory provisions regulate our operating subsidiaries’ ability to pay dividends. If our operating subsidiaries are unable to pay dividends to us in a timely manner, and in amounts sufficient to pay our operating and financing expenses, to declare and pay dividends and to meet our other obligations, we may not be able to pay dividends or we may need to seek other sources of liquidity.

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

Average(1)
Year ended March 31:
2000	¥110.02
2001	111.65
2002	125.64
2003	121.10
2004	112.75

	High	Low
Month:
March 2004	¥104.18	¥112.12
April 2004	103.70	110.37
May 2004	108.50	114.30
June 2004	107.10	111.27
July 2004	108.21	111.88
August 2004	109.00	111.53
September (through September 15) 2004	109.22	110.47

(1)	Average rate for each fiscal year is calculated by using the average of the exchange rates on the last day of each month during that year.

     The noon buying rate for Japanese yen on September 15, 2004 was $1.00 = ¥110.34.

MARKET PRICE INFORMATION

     Our common stock is listed in Japan on the First Section of Tokyo Stock Exchange, Inc., or the Tokyo Stock Exchange, and on the First Section of Osaka Securities Exchange Co., Ltd., or the Osaka Securities Exchange. Trading of our shares on these exchanges began on April 1, 2002.

     American depositary shares, or ADSs, representing shares of our common stock are currently traded in the United States on the Nasdaq National Market under the symbol “MLEA”. Trading of our ADSs on the Nasdaq National Market commenced on April 2, 2002. Each ADS represents .005 of one share of our common stock. As of March 31, 2004, outstanding ADSs represented 4.6% of our outstanding shares.

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

	Price per share on the		Translated into U.S.		Price per ADS on the
	Tokyo Stock Exchange		dollars per ADS(1)		Nasdaq National Market
	High	Low	High	Low	High	Low
	(yen)		(US$)		(US$)
Year ended March 31, 2003	¥1,140,000	¥706,000	$45.71	$30.15	$44.50	$29.76
First fiscal quarter	1,140,000	910,000	45.71	34.45	44.50	35.00
Second fiscal quarter	1,050,000	900,000	44.68	37.89	43.98	37.84
Third fiscal quarter	985,000	836,000	40.13	34.76	39.68	34.51
Fourth fiscal quarter	898,000	706,000	37.49	30.15	37.33	29.76
Year ended March 31, 2004	¥1,710,000	¥725,000	$81.03	$30.66	$80.05	$30.75
First fiscal quarter	943,000	725,000	40.11	30.66	39.93	30.75
Second fiscal quarter	1,440,000	924,000	62.07	38.68	62.00	39.60
Third fiscal quarter	1,490,000	1,160,000	68.17	53.18	67.40	54.04
Fourth fiscal quarter	1,710,000	1,290,000	81.03	61.08	80.05	60.78
Year ending March 31, 2005
First fiscal quarter	1,730,000	1,280,000	82.74	56.09	83.00	55.81
Month
March 2004	¥1,710,000	¥1,400,000	$81.03	¥63.17	¥80.05	¥63.50
April 2004	1,730,000	1,500,000	82.74	69.12	83.00	70.05
May 2004	1,600,000	1,280,000	71.24	56.09	73.50	55.81
June 2004	1,640,000	1,450,000	74.48	65.64	74.99	64.85
July 2004	1,690,000	1,530,000	76.75	70.58	77.01	70.63
August 2004	1,640,000	1,440,000	73.82	65.08	74.12	65.80
September (through September 15) 2004	1,540,000	1,470,000	70.24	67.23	70.87	66.88

(1)	U.S. dollar amounts have been translated from yen at the Federal Reserve Bank of New York’s noon-buying rate as of the relevant high and low quotation date or the last available date prior thereto.

     The closing price of our shares of common stock on the Tokyo Stock Exchange as of September 15, 2004 was ¥1,480,000.

     The above prices for our ADSs are based on inter-dealer prices reported by Nasdaq and do not include retail mark-ups, retail mark-downs or commissions.

DIVIDEND POLICY

     In June 2004, we declared cash dividends on shares of our common stock in the amount of ¥11,000 per share and paid ¥19,669 million in respect of our fiscal year ended March 31, 2004. In June 2003, we declared cash dividends on shares of our common stock in the amount of ¥10,000 per share and paid ¥18,491 million (excluding the amount of dividends for shares held by a subsidiary) in respect of our fiscal year ended March 31, 2003.

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

MAJOR SHAREHOLDERS

     Our ten largest shareholders of record as of March 31, 2004, expressed as a percentage of the total number of our shares then outstanding, were as follows:

	Number of	Percentage of
	whole shares	total shares
Shareholder	held	outstanding(1)
The Master Trust Bank of Japan, Ltd. (Trust Account)	132,147	7.4%
Japan Trustee Services Bank, Ltd. (Trust Account)	95,771	5.4%
State Street Bank and Trust Company	83,175	4.7%
Nats Cumco(2)	83,096	4.6%
The Bank of Tokyo-Mitsubishi, Ltd.	54,239	3.0%
The Chase Manhattan Bank N.A. London	41,127	2.3%
Meiji Yasuda Life Insurance Company	39,187	2.2%
Mellon Bank Treaty Clients Omnibus	31,121	1.7%
Trust & Custody Services Bank, Ltd.(3)	28,148	1.6%
Northern Trust Co. (AVFC) sub-account USL	27,998	1.6%

Total	616,009	34.5%

(1)	The number of total shares outstanding equals the number of total issued shares minus the number of treasury shares. As of March 31, 2004, there were 1,788,056 shares of our common stock outstanding.

(2)	Nats Cumco is the corporate nominee holder of common stock deposited for the issuance of ADSs.

(3)	As trustee for Mizuho Trust’s retirement benefits trust account for Mitsubishi Heavy Industries, Ltd.

     None of our shareholders listed above has voting rights that are different from voting rights of our other shareholders.

     As of March 31, 2004, we had 95,743 shareholders of record, of which 95,064 were Japanese record holders. As of the same date, 66.8% of our outstanding shares were owned by Japanese record holders.

     We are not aware of any arrangements that may result in a change of control of us.

     The identities of shareholders in companies listed on a Japanese stock exchange, as well as their shareholdings, must be publicly reported in Japan under the following circumstances:

•	Reporting by Shareholders. As explained in “Regulation — Reporting of Substantial Shareholdings”, any person who becomes a beneficial owner of more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a public report concerning their shareholdings with the related local finance bureau.

•	We received copies of reports filed on May 14, 2004 with the Kanto Finance Bureau by Mitsubishi Tokyo Financial Group, Inc. on behalf of The Bank of Tokyo Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi International plc, Mitsubishi Trust Asset Management Co., Ltd. and Tokyo-Mitsubishi Asset Management Co., Ltd. indicating that these entities beneficially owned an aggregate of 110,480 shares as of April 30, 2004, representing 5.95% of the total issued shares and 6.20% of the total shares outstanding as of April 30, 2004.

•	We received copies of reports filed on July 15, 2004 with the Kanto Finance Bureau by Barclays Global Investors Japan Trust & Banking Co., Ltd., Barclays Global Investors Japan Limited, Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Limited, Barclays Global Investors Australia Limited, Barclays Life Assurance Company Limited and Barclays Capital Securities Ltd. indicating that these entities beneficially owned an aggregate of 107,802 shares as of June 30, 2004, representing 5.81% of the total issued shares and 6.07% of the total shares outstanding as of June 30, 2004.

•	Reporting by Listed Companies. Under the Securities and Exchange Law, any company whose shares are listed on a Japanese stock exchange must publicly report information about its major shareholders. We are required to make this disclosure, which generally includes information about a company’s ten largest shareholders of record, as of each March 31 and September 30.

BUSINESS

Group Overview

     We were formed on April 2, 2002 as the holding company, a joint stock corporation organized under the laws of Japan, for Tokio Marine and Nichido Fire. Since being formed, we have “spun off” various subsidiaries of Tokio Marine and Nichido Fire, so that those subsidiaries are directly owned by us. See “— Subsidiaries and Affiliates”.

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

     Tokio Marine was originally founded in 1879. In 1944, it was consolidated with The Meiji Fire and Marine Insurance Company, Limited and The Mitsubishi Marine and Fire Insurance Company, Limited and was incorporated as a joint stock corporation (kabushiki kaisha) under the Commercial Code of Japan.

     Nichido Fire was founded in 1914. Its original core focus was to offer insurance coverage to individuals and households located in regional markets throughout Japan, primarily through its own direct marketing channels.

     Nichido Fire now underwrites the full range of property and casualty insurance coverage available in Japan, including voluntary automobile, compulsory automobile liability, fire and allied lines, and personal accident insurance. It also accepts and cedes reinsurance for certain lines of property and casualty insurance coverage.

Formation of Millea Holdings

     We were formed as the holding company for Tokio Marine and Nichido Fire through a statutory share transfer that became effective on April 2, 2002. Upon our formation and the effectiveness of the statutory share transfer:

•	Issued and outstanding shares of Tokio Marine common stock were exchanged for shares of our common stock in the ratio of 1,000 Tokio Marine shares for 1.00 of our shares;

•	Issued and outstanding shares of Nichido Fire common stock were exchanged for shares of our common stock in the ratio of 1,000 Nichido Fire shares for 0.69 of our shares;

•	Shareholders of Tokio Marine and Nichido Fire whose names appeared in the registers of shareholders of the two companies as of March 31, 2002 were allotted our shares in amounts based on the ratios described above, and these amounts (including fractional shares of our common stock representing any multiple of .01 of one share) were reflected in our registers of shares and fractional shares; and

•	Fractional shares of our common stock representing less than .01 of one share that would otherwise have been allotted to former shareholders of Tokio Marine and Nichido Fire were instead cashed out by us.

     After the statutory share transfer became effective, former Tokio Marine shareholders held approximately 83% of the outstanding shares of our common stock and former Nichido Fire shareholders held approximately 17%.

Recent Developments

     Proposed Merger of Tokio Marine and Nichido Fire

     On March 28, 2003, we, Tokio Marine and Nichido Fire jointly announced the proposed merger of Tokio Marine and Nichido Fire. The merger agreement was executed on May 21, 2004 and was approved by us in Tokio Marine’s and Nichido Fire’s respective annual shareholders’ meetings on June 25, 2004. The merger is scheduled to be completed on October 1, 2004. The English-language name of the new combined entity will be “Tokio Marine & Nichido Fire Insurance Co., Ltd.”, referred to as Tokio Marine & Nichido. Tokio Marine will be the surviving company.

     The objectives of the merger are to maximize our corporate value by creating synergies, promoting a growth strategy which combines the strengths of both companies and increasing efficiency through a larger scale of business, and to further reduce costs. The primary business mission of Tokio Marine & Nichido will be to provide customers with the highest quality products and services. In order to achieve this objective, we intend to establish three in-house companies that will focus on personal, commercial and automobile manufacturer/dealer insurance operations. We aim to enhance the expertise and flexibility in each sales channel and market by establishing the in-house company system and intend to thereby maximize the strength of each business. Based on this strategy, we intend to further increase customer satisfaction.

     We have successfully completed the first two stages of a three stage integration process. In the first stage, from April 2003 to September 2003, we have determined Tokio Marine & Nichido’s business process and systems requirements. In the second stage, from October 2003 to March 2004, we have conformed the operational procedures of Tokio Marine and Nichido Fire. We are currently in the third and final stage of the integration process, which includes, among others, the testing of the integrated operational procedures. We understand that the integration of the operations of the two companies, including the integration of their products, back offices and systems, carries significant management risks and we therefore have focused and continue to focus on the management of these integration risks.

     Merger of Tokio Marine Life and Nichido Life

     On October 1, 2003, we merged our subsidiaries Tokio Marine Life and Nichido Life. The English-language name of the new combined entity is “Tokio Marine & Nichido Life Insurance Co., Ltd.” Tokio Marine Life was the surviving company.

     Acquisition of Skandia Life Insurance Company (Japan) Limited

     On February 2, 2004, we acquired all outstanding shares of Skandia Life Insurance Company (Japan) Limited, or Skandia Japan, for the aggregate purchase price of ¥20 billion from Skandia Insurance Company Ltd. (publ.). Skandia Japan was subsequently re-named Tokio Marine & Nichido Financial Life Insurance Co., Ltd., or Tokio Marine & Nichido Financial Life. Tokio Marine & Nichido Financial Life is primarily engaged in the variable insurance businesses, including variable life insurance, variable universal life insurance and variable annuities.

     Commencement of operations of Sino Life Insurance Company Ltd.

     In July 2003, we invested RMB1.1 billion in Sino Life Insurance Company Ltd., or Sino Life, resulting in a 24.9% interest in Sino Life. Sino Life has commenced life insurance operations in Shanghai in November 2003 and plans to operate in the Peoples Republic of China primarily in major cities such as Beijing, Nanjing and Hangzhou.

     Cooperation with The Nisshin Fire and Marine Insurance Company, Limited

     Pursuant to an agreement reached in March 2003, we have entered into a strategic alliance with The Nisshin Fire and Marine Insurance Company, Limited, or Nisshin Fire. This alliance includes cooperation in the marketing for Tokio Marine & Nichido Life’s products and joint proposals by Tokio Marine and Nisshin Fire to Nisshin Fire’s corporate clients and automobile dealer agents. We intend to acquire approximately one-third of the total outstanding shares of Nisshin Fire by March 31, 2005 and to further strengthen our cooperation with Nisshin Fire.

Objects and Purposes

     Our objects and purposes, as stated in article 2 of our articles of incorporation, are to engage in the following businesses as an insurance holding company:

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

Corporate Philosophy

     In November 2003, we adopted as our corporate philosophy the following:

     “Millea Group Corporate Philosophy

     The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

•	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

•	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

•	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

•	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.”

Principal Executive Offices

     Our principal executive offices are located at Otemachi First Square, West 10F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, and our telephone number is 81-3-6212-3333.

Business Goals and Strategies

     In November 2003, we announced our current medium- and long-term business strategy. By implementing our strategy for each business segment, we aim to create the optimum business portfolio and to maximize our corporate value.

Domestic Property and Casualty Insurance Business

     Our principal revenue base is our domestic property and casualty insurance business. We view the smooth merger of Tokio Marine and Nichido Fire as a critically important task for a continuous increase of profitability and growth potential. We intend to complete the integration process shortly after the merger and realize merger-related synergies under the new medium-term plan. We aim to increase the revenues of this business by strengthening our underwriting operations with a “Customer First” policy at the base of all business activities and further improving efficiencies by:

•	Establishing an in-house company system where separate in-house companies focus on the personal, the commercial and the automobile manufacturer/dealer insurance markets. By combining products, services and administration systems that reflect the needs and characteristics of each market, we intend to implement a growth strategy.

•	Seeking to increase sales of third sector products, which we believe is a market with significant growth potential, and to increase over-the-counter sales of insurance products through banks.

•	Enhancing sales of comprehensive insurance products that cover a variety of risks for individuals and corporate customers such as “TAP Navi”, “Shimpai Gomuyo Navi”, “Super Insurance” and “Super Business Insurance”. See “— Property and Casualty Insurance”.

•	Restructuring our sales network and seeking to build a more efficient and higher quality sales network by expanding the number of large-scale agents and making direct capital investment in some of our agents.

•	Seeking to provide customers with high quality claims services by pursuing an innovative business model guided by the three principles of “sincerity”, “professionalism” and “open communication”.

Domestic Life Insurance Business

     We plan to expand our domestic life insurance business as one of our core businesses. We aim to strengthen our life insurance subsidiaries and seek revenue growth in this business by:

•	Enhancing the efficiencies in the business operations and management of our life insurance business. We merged our life insurance subsidiaries Tokio Marine Life and Nichido Fire Life in October 2003 and renamed the entity Tokio Marine & Nichido Life.

•	Strengthening the cooperation between our life insurance business and our property and casualty insurance business.

•	Strengthening our variable annuities business through our new subsidiary, Tokio Marine & Nichido Financial Life, which we acquired from Skandia in February 2004.

•	Introducing new products, such as the “Anshin Dollar Annuity”, which was launched in January 2004. See “Other Businesses — Life Insurance Business”.

•	Shifting more of our management resources to the life insurance business and seeking to implement the following growth strategies:

•	Strengthen cross-marketing;

•	Expand our sales channels dedicated exclusively to the distribution of life insurance; and

•	Promote sales through banks.

Overseas Insurance Business (Including Overseas Reinsurance Business)

     To diversify geographically and realize stable revenue growth, we aim to expand our overseas insurance business by focusing on the Asian local insurance market, which we believe has high growth potential and profitability. In April 2003, we transferred our Asian insurance operations to our directly held subsidiary, Millea Asia Pte. Ltd., or Millea Asia. Millea Asia is in charge of planning our business growth strategy in the Asian region (excluding Japan), including through mergers, acquisitions and business tie-ups, such as the acquisition of a 24.9% interest in Sino Life in July 2003, and managing our local Asian subsidiaries. It intends to aggressively pursue the expansion of the business with a focus on what we believe are growing areas, such as China, Taiwan, Thailand, Malaysia and India.

     In connection with our overseas reinsurance business, we also intend to diversify natural disaster risk and underwrite reinsurance of catastrophe risk through Tokio Millenium Re Ltd. in order to achieve stable revenue growth by globally diversifying our underwriting risk.

Asset Management and Other Businesses

     We intend to expand our asset management business and other businesses, which we believe to have significant potential for synergies with our insurance business.

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

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Voluntary Automobile	¥887,750	¥909,341	¥708,532
Compulsory Automobile Liability(2)	311,124	308,641	193,557
Fire and Allied Lines(3)	299,481	290,189	198,155
Personal Accident	153,849	157,434	125,183
Cargo and Transit	71,678	67,660	59,964
Hull	19,599	19,173	19,451
Other(4)	235,074	235,025	204,773

Total	¥1,978,555	¥1,987,463	¥1,509,615

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.

(3)	Includes earthquake insurance.

(4)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, and credit and guarantee insurance and surety bonds.

     The following table, prepared on a U.S. GAAP basis, shows a breakdown of each key component of our property and casualty insurance premiums written for the year ended March 31, 2004:

	Direct premiums	Reinsurance premiums	Reinsurance premiums	Net premiums written(1)
	written	assumed	ceded	Amount	%
	(yen in millions, except percentages)
Voluntary Automobile	¥887,750	¥6,556	¥15,807	¥878,499	45.16%
Compulsory Automobile Liability(2)	311,124	264,757	242,241	333,640	17.15%
Fire and Allied Lines(3)	299,481	37,697	66,683	270,495	13.91%
Personal Accident	153,849	2,518	4,305	152,062	7.82%
Cargo and Transit	71,678	2,461	8,141	65,998	3.39%
Hull	19,599	9,748	14,863	14,484	0.74%
Other(4)	235,074	50,482	55,488	230,068	11.83%

Total	¥1,978,555	¥374,219	¥407,528	¥1,945,246	100.00%

(1)	Net premiums written = direct premiums written + reinsurance premiums assumed – reinsurance premiums ceded.

(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.

(3)	Includes earthquake insurance.

(4)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, credit and guarantee insurance, and surety bonds.

Voluntary Automobile

     Automobile ownership in Japan has grown over the years and there is currently no other country in the world, except the United States, where a greater number of automobiles is owned. According to statistics published by the Japanese Automobile Inspection and Registration Association, as of April 30, 2004, approximately 77 million automobiles were owned in Japan. In line with high level of automobile ownership, the number of automobile accidents and the number of persons injured or killed in automobile accidents have remained at high levels despite various social efforts to reduce the number of accidents. To further the public policy of reducing losses from automobile accidents, the Automobile Liability Security Law provides for owner-operators’ tort liabilities that are more strict than those under the Japanese Civil Code’s general tort theory. Over the years, the average amount of damages awarded by Japanese courts in liability claim cases stemming from automobile accidents has increased, as has the public’s awareness of the risks involved in automobile ownership. According to data gathered by The General Insurance Association of Japan, the industry-wide aggregate amount of direct premiums written for voluntary automobile insurance in Japan rose from ¥2,762.3 billion for the year ended March 31, 1992 to ¥3,688.9 billion for the year ended March 31, 1998 and has since been generally stable. According to data gathered by The General Insurance Association of Japan, the industry-wide aggregate amount of direct premiums written for voluntary automobile insurance in Japan for the year ended March 31, 2004 was ¥3,544 billion (exclusive of premiums for the savings portion).

     Until 1998, automobile insurance in Japan generally consisted of one or more of the following principal types of coverage:

•	Bodily Injury Liability — covers a policyholder’s liability for bodily injuries to others resulting from the ownership, use or maintenance of an automobile. Compulsory automobile liability insurance (discussed below) also covers bodily injury liability; however the compulsory insurance will not pay above a certain maximum amount determined by Japanese law. This bodily injury liability coverage supplements the compulsory insurance scheme by paying the amount of liability in excess of the maximum amount covered by compulsory insurance. The per-person insured amount under this coverage is generally unlimited.

•	Property Damage Liability — covers liability for property damage resulting from the ownership, use or maintenance of an automobile included in the policy. One type of damage typically covered by this policy is damage to another’s vehicle as a result of a collision.

•	Passengers’ Bodily Injury — covers bodily injuries of drivers and passengers resulting from collisions or other accidents. Like the self-incurred accident coverage, a fixed amount, without regard to the actual amount of damage, is payable according to a pre-set payment table.

•	Physical Damage — covers physical damage to automobiles resulting from collisions, thefts or other accidents.

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

     In August 2003, we launched a risk-differentiated automobile product to strengthen price-competitiveness and to meet a wide variety of customer needs. Tokio Marine’s “TAP Navi” and Nichido Fire’s “Shimpai Gomuyo Navi” offer insurance coverage for a premium based on characteristics of each customer such as usage of insured automobile, status of the driver’s license in the public classification scheme and age. These products will be integrated and offered under the name “TAP Navi” starting October 1, 2004.

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

     Under these compulsory insurance policies, the maximum amount of coverage for accidents resulting in death is limited to ¥30 million per person, and the maximum amount of coverage for accidents resulting in permanent disability is limited to ¥40 million per person. The maximum amount for accidents resulting in other injuries is ¥1.2 million per person. Individuals who wish to purchase coverage beyond these maximum amounts may purchase automobile insurance with a bodily injury liability coverage on a voluntary basis (as described above). In order to reduce inconveniences caused by being covered by compulsory and voluntary policies, an insured can submit claims for indemnity under both the compulsory and voluntary policies to the insurance company that wrote the voluntary policy. Prior to April 1, 2002, 60% of all CALI insurance written was required by statute to be reinsured with the government. Since April 1, 2002, all CALI premium portfolios are reinsured with the CALI Reinsurance Pool in which all insurers operating CALI business participate.

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

		Buildings	Buildings
Windstorms and floods	Date	damaged	flooded
Typhoon No. 17 and accompanying weather front	September 1976	11,193	442,317
Typhoon No. 20	October 1979	7,523	37,450
Downpour, July 1982	July 1982	851	52,165
Typhoon No. 10 and accompanying weather front	August 1982	5,312	113,902
Typhoon No. 8 and accompanying weather front.	September 1982	651	136,308
Downpour, July 1983	July 1983	3,669	17,141
Typhoon No. 10	August 1986	2,683	105,072
Typhoon No. 19	September 1991	170,447	22,965
Downpour, August 1993	August 1993	824	21,987
Typhoon No. 18	September 1999	47,150	23,218
Hailstorm, May 2000	May 2000	24,692	43
Downpour, September 2000	September 2000	312	71,291

Source: “Non-Life Insurance in Japan Fact Book 2002-2003”, The Marine and Fire Insurance Association of Japan.

     We paid insurance claims of ¥123.2 billion under fire and allied lines insurance with respect to Typhoon No. 19, which occurred in September 1991. This is the largest amount we paid during the last thirty years for a single catastrophic event. Prior to this thirty-year period, particularly when public and non-public measures against disasters were underdeveloped, Japan had experienced typhoons and windstorms that caused heavier damage than those listed in the above table. For example, the Isewan Typhoon of 1959 resulted in over 800,000 damaged buildings and over 300,000 flooded buildings.

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

     We write earthquake insurance under the Law Concerning Earthquake Insurance as an extension of fire insurance coverage for dwellings and their contents. The insured amount for earthquake coverage under these policies does not exceed a range of 30% to 50% of the insured amount for fire insurance coverage, up to a maximum amount of ¥50 million for the dwelling and ¥10 million for its contents. These maximum amounts are all prescribed by law. For the year ended March 31, 2004, our direct premiums written for earthquake insurance policies under the Law Concerning Earthquake Insurance represented 9.2% of our direct premiums written for fire and allied lines.

     Under the Law Concerning Earthquake Insurance, the aggregate amount of indemnity payable by all insurers to all policyholders for any one occurrence is limited to ¥4,500 billion. The earthquake risks written by direct insurers, including us, are wholly reinsured with the Japan Earthquake Reinsurance Company Limited, or JER, a private reinsurer in Japan owned by major Japanese non-life insurance companies, including us. This portfolio is protected by (1) an excess of loss reinsurance cover arranged between JER and the Japanese government and (2) another excess of loss reinsurance cover arranged among JER, Toa Reinsurance Company, Limited, or Toa, which is another private reinsurer in Japan, and the original direct insurers, including us, which participate in this insurance cover through retrocession agreements with JER. The maximum amount to be paid by JER for any one occurrence, net of the amount covered by reassurance ceded, is ¥380.0 billion. The maximum amount to be paid by the Japanese government for any one occurrence is ¥3,752.7 billion. The maximum aggregate amount to be paid by the original direct insurers and Toa for any occurrence according to the share specified under the retrocession agreements is ¥367.3 billion. Our share of that amount is approximately 29.5%. The Law Concerning Earthquake Insurance requires that, if there are special needs, such as insufficient existing funds for the payment of indemnity under earthquake insurance policies, the Japanese government will make efforts to arrange for, or to facilitate, financings by non-life insurance companies for these payments.

     We also write earthquake insurance for buildings and structures other than dwellings as an extension of fire insurance coverage on a private basis. This earthquake insurance is not entitled to the reinsurance arrangements under the Law Concerning Earthquake Insurance, and a substantial part of the risk associated with these policies is reinsured by reinsurers.

Personal Accident

     We write personal accident insurance for individual customers primarily through our agents in Japan. Generally, such insurance covers the insured’s personal injuries caused by certain types of accidents that are set forth in the policy.

     Typically, a fixed amount, regardless of the actual damages sustained, is paid according to a pre-set payment table. We offer a variety of personal accident insurance products, including:

•	General Personal Accident — covers the insured against a broad range of accidents resulting in personal injuries. A fixed amount of indemnity is paid according to the type of injuries (e.g., death, permanent disability or hospitalization).

•	Income Indemnity — covers against the loss of income caused by an injury or illness.

•	Overseas Traveler’s Personal Accident — covers against accidents during travel and, if the policyholder has elected a special policy condition, against illness during travel.

•	Traffic Accident — covers the insured against collisions with, or accidents occurring on, automobiles, trains, planes, ships and other types of vehicles.

Cargo and Transit

     Marine cargo insurance covers goods aboard vessels against risks during international transportation or risks during transportation in coastal seas. The terms of international cargo insurance are generally governed by the Institute Cargo Clauses of the former Institute of London Underwriters, currently the International Underwriting Association. This line of insurance is unique in that it provides coverage against acts of war. Approximately 80% of insurance premiums of our marine cargo insurance is from international cargo. Japanese manufacturers and trading companies are our major clients for international cargo insurance.

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

Deposit-Type Insurance Products

     Deposit-type insurance products combine a long-term insurance policy with a savings feature. We and other non-life insurance companies in Japan are permitted to attach a savings feature to almost all personal lines of insurance other than compulsory automobile liability insurance. The premium for the insurance portion is accounted for as premium written, and the premium for the savings portion is accounted for as “investment deposits by policyholders”. For the year ended March 31, 2004, premiums written arising from deposit-type policies accounted for 1.8% of our direct premiums written for property and casualty insurance.

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

     The contractual rate of interest credited to the policy varies by product and length of policy and is established at the beginning of the policy. We cannot change the committed interest rate during the policy term, unless under extraordinary circumstances where policy terms are changed pursuant to the Insurance Business Law. Committed interest rates on newly issued policies ranged from 0.06% to 1.60% for the year ended March 31, 2004, 0.10% to 1.60% for the year ended March 31, 2003 and from 0.10% to 2.00% for the year ended March 31, 2002.

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

Launch of “Cho Hoken” and “Cho Business Insurance”

     Tokio Marine and Nichido Fire launched “Cho Hoken”, meaning “Super Insurance”, a jointly developed product, during the fiscal year ended March 31, 2003. Cho Hoken, which we believe is an innovative product in the Japanese market, integrates property and casualty and life insurance coverage for individual customers. We intend to offer opportunities for lifetime security to our customers through the marketing of this product, which is a new business approach to the Japanese insurance market. For corporate customers, we released “Cho Business Insurance”, a comprehensive policy for business activities, which was also jointly developed by Tokio Marine and Nichido Fire, during the fiscal year ended March 31, 2003. Cho Business Insurance offers comprehensive coverage for various risks faced by small and medium-sized corporations, including fire, business interruption, general liability and personal accident of employees.

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

     Prior to July 1, 1998, premium rates for certain lines of non-life insurance were established by the rating organization that dealt with that particular line of insurance, such as the Automobile Insurance Rating Organization and the Property and Casualty Insurance Rating Organization. Almost all non-life insurance companies, including us, participate in the activities of these rating organizations, although we are not required to do so. As discussed in “Regulation”, the 1998 amendment to the Law Concerning Non-Life Insurance Rating Organizations abolished this arrangement. Since July 1998, the rating organizations have served in an advisory capacity to the non-life insurance companies. They calculate advisory or “reference risk premium” rates, prepare standard forms of insurance contracts and collect a wide range of insurance-related data. As a result of this liberalization, non-life insurance companies may set their own premium rates for their products. This has had the effect of intensifying the competition in the industry. For some lines of insurance, however, such as earthquake insurance and compulsory automobile liability insurance, non-life insurance companies are obligated to use standardized rates.

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

     We manage our insurance risk portfolio in a manner similar to the concept of “Value at Risk” used in managing risks in the financial markets. We take a mathematical approach in calculating the optimal retention for most lines of risks. Under this approach, potential fluctuations of underwriting results are estimated in terms of risks and returns. The actual amount of risk retained is determined by taking the amount of internal reserves into consideration, together with the outcome of the risk and return analysis. Based on these methods, we believe it adequately controls our exposure per risk and per occurrence.

     We assume reinsurance from direct insurers and professional reinsurers as an additional source of income. The premiums we assumed from foreign insurers and reinsurers are generally in foreign currencies, in particular U.S. dollars.

     In November 1997, Tokio Marine obtained a ten-year coverage from the capital markets for up to $90 million of specified Tokyo-area earthquake risks through a bond offering by Parametric Re Ltd., a special purpose reinsurance company in the Cayman Islands. The Parametric Re transaction represented the first participation in a “catastrophe bond” by a Japanese insurance company, and was intended to provide us with a long-term, stable and fully collateralized supplemental source of catastrophe coverage through the capital markets. The Parametric Re transaction is indicative of our interest in utilizing traditional and non-traditional resources to respond to the changing needs of clients and the increasing deregulation in the markets.

     One of the most important targets of our global risk management through reinsurance is to increase our capital efficiency. We have been purchasing traditional reinsurance to reduce our exposure to natural catastrophe risk in Japan, where most of our natural catastrophe risk is concentrated.

     Additionally, Tokio Marine developed a new risk management method by establishing a natural catastrophe risk exchange with other premier insurers and reinsurers including State Farm Automobile Mutual and Swiss Re. This exchange allows its participants to diversify their respective risk portfolios and thereby to improve their capital efficiency. We cede domestic risk and assume overseas risk through this exchange. We execute these transactions (other than transactions with State Farm Automobile Mutual) through Tokio Millennium Agency Ltd., which was launched in May 2003 as a wholly owned subsidiary of Tokio Millennium Re Ltd.

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

     The following table, prepared on a U.S. GAAP basis, shows our reinsurance premiums assumed and ceded, and retention ratio, for each of the periods indicated:

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions, except percentages)
Direct premiums written	¥1,978,555	¥1,987,463	¥1,509,615
Reinsurance premiums assumed	374,219	325,347	138,362
Reinsurance premiums ceded	(407,528)	(414,253)	(266,494)

Net premiums written	¥1,945,246	¥1,898,577	¥1,381,483

Retention ratio(2)	82.7%	82.1%	83.8%

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

(2)	The retention ratio is calculated by dividing the net premiums written by the total of direct premiums written and reinsurance premiums assumed.

Property and Casualty Losses and Reserves

     Loss and Expense Ratios

     The following table, prepared on a U.S. GAAP basis, shows information with respect to our loss and expense ratios for our principal lines of property and casualty insurance for each of the periods indicated:

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions, except percentages)
Voluntary Automobile:
Net premiums written	¥878,499	¥898,119	¥700,890
Net premiums earned	884,201	902,491	703,395
Net loss incurred	509,682	510,457	391,358
Net loss ratio(2)	57.6%	56.6%	55.6%
Compulsory Automobile Liability:
Net premiums written	¥333,640	¥280,883	¥114,903
Net premiums earned	262,082	174,074	109,964
Net loss incurred	207,483	129,482	71,895
Net loss ratio(2)	79.2%	74.4%	65.4%
Fire and Allied Lines:
Net premiums written	¥270,495	¥258,981	¥177,635
Net premiums earned	244,777	239,318	162,627
Net loss incurred	85,335	84,363	64,706
Net loss ratio(2)	34.9%	35.3%	39.8%
Personal Accident:
Net premiums written	¥152,062	¥155,077	¥121,227
Net premiums earned	151,954	155,603	123,976
Net loss incurred	61,290	66,604	53,740
Net loss ratio(2)	40.3%	42.8%	43.3%

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions, except percentages)
Cargo and Transit:
Net premiums written	¥65,998	¥62,373	¥55,293
Net premiums earned	65,869	62,017	53,864
Net loss incurred	30,877	28,939	27,854
Net loss ratio(2)	46.9%	46.7%	51.7%
Hull:
Net premiums written	¥14,484	¥14,200	¥14,200
Net premiums earned	14,309	14,477	13,709
Net loss incurred	9,932	13,050	9,327
Net loss ratio(2)	69.4%	90.1%	68.0%
Other:
Net premiums written	¥230,068	¥228,924	¥197,335
Net premiums earned	237,011	212,988	175,427
Net loss incurred	143,919	120,786	117,885
Net loss ratio(2)	60.7%	56.7%	67.2%
Total:
Net premiums written	¥1,945,246	¥1,898,557	¥1,381,483
Net premiums earned	1,860,203	1,760,968	1,342,962
Net loss incurred	1,048,518	953,681	736,765
Net loss ratio(2)	56.4%	54.2%	54.9%
Net loss adjustment expenses incurred — unallocated	¥77,389	¥76,412	¥61,449
Ratio of losses and loss adjustment expenses incurred to net premiums earned(A)	60.5%	58.5%	59.4%
Underwriting and administrative expenses incurred	¥623,819	¥630,005	¥482,590
Ratio of underwriting and administrative expenses incurred to net premiums written(3)(B)	32.1%	33.2%	34.9%
Combined loss and expense ratios(4)	92.6%	91.7%	94.3%
Net premiums/direct premiums written ratio	98.3%	95.5%	91.5%

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

(2)	Ratio of (x) net loss incurred to (y) net premiums earned.

(3)	These data are for our property and casualty business only.

(4)	Sum of (A) and (B).

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

     Reconciliation of Beginning and Ending Reserves

     The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of our beginning and ending reserves for property and casualty insurance, including the effect of reinsurance ceded, for each of the periods indicated:

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Balance at beginning of year	¥1,131,884	¥875,463	¥854,952
Less reinsurance recoverables	342,132	247,861	255,696

Net balance at beginning of year	789,752	627,602	599,256

Adjustment in connection with the acquisition	—	141,940	—
Incurred related to:
Current year insured events	1,116,582	1,029,655	802,061
Prior years insured events	9,325	438	(3,847)

Total incurred	1,125,907	1,030,093	798,214

Paid related to:
Current year insured events	588,432	590,791	481,710
Prior years insured events	446,825	417,105	288,158

Total paid	1,035,257	1,007,896	769,868

Foreign currency translation adjustments	(1,473)	(1,987)	—
Net balance at end of year	878,928	789,752	627,602
Plus reinsurance recoverable	342,217	342,132	247,861

Balance at end of year	¥1,221,146	¥1,131,884	¥875,463

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

     Prior year claims and expenses incurred, as reflected in the preceding table, resulted principally from re-estimating and settling claims established in earlier accident years in amounts that differed from expectations.

Operations

     Sales and Marketing

     In addition to our head offices, which are located in Tokyo, Tokio Marine had 67 branches and 313 sub-branches located throughout Japan, and Nichido Fire had 37 branches and 221 sub-branches located throughout Japan, as of March 31, 2004. Branches and sub-branches carry out ordinary insurance activities, such as loss adjustment and claim settlement, in specified geographical areas or for certain categories of industries, all at their own discretion within authorized limits. Certain activities in the branches are under the control of Tokio Marine and Nichido Fire’s head office in Tokyo, including all reinsurance business and transactions involving amounts which exceed the branches’ authorized limits.

     Non-life insurance in Japan is sold primarily through a network of full- and part-time insurance agents. As of March 31, 2004, Tokio Marine had 51,154 insurance agents throughout Japan. As of the same date, Nichido Fire had 21,856 insurance agents apart from 1,205 employees of its direct sales staff. These agents include corporations and individuals. In addition to the traditional agency system used to sell insurance products, since April 2001, as a result of insurance industry deregulation, Japanese commercial banks have been permitted to sell certain insurance products of their affiliated insurance companies at their branch offices. We utilize commercial banks, with their national and regional networks of branches, as a distribution channel for our products. Agents have historically been compensated on a commission basis, with rates varying according to the type of insurance and the qualifications of the agents. We recently introduced a new compensation system that uses individual performance criteria to a greater extent in determining compensation for agents. Insurance agents in Japan are required to be registered with the Financial Services Agency, or the FSA.

     Our agents in Japan are authorized to write substantially all lines of insurance. Approximately 93% of our total direct premiums written (including deposits received) in the year ended March 31, 2004 originated through our agents. Through our underwriting agents, subsidiaries and affiliates, we sell insurance in 39 countries and territories overseas, including the United States, where we sell insurance in all 50 states. Approximately 4% of our direct premiums written for the year ended March 31, 2004 originated from policies written outside of Japan.

     Tokio Marine and Nichido Fire adopted an on-line agency system in 1991 and continuously expanded this system, which allows for greater efficiency in the contract process by allowing agents to directly input and access contract data. As of March 31, 2004, this on-line system was available for approximately 230,000 users on a combined basis. The number of contracts whose terms were directly input by Tokio Marine’s and Nichido Fire’s agents using this system was approximately 12 million in the year ended March 31, 2004.

     We have made efforts in developing the on-line systems for agents to increase work efficiency and strengthen sales capabilities at both insurance companies and agents. During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire began to develop “Millea Partners Net”, a new on-line system for agents utilizing broadband communications. As of March 31, 2004, “Millea Partners Net” was used by approximately 26,000 agents of Tokio Marine with an aggregate of 76,000 users and 10,500 agents of Nichido Fire with an aggregate of 15,500 users.

     Claims Processing

     Claims of policyholders are accepted for processing either by insurance agents or directly by us at our branch offices. There is great customer demand for quick claims processing at a nearby office. In view of the intensifying competition among various sectors in the insurance and other financial markets in Japan, we have focused on expediting claims processing in order to satisfy customer needs. We handle calls from our policyholders involved in accidents throughout Japan from our toll-free line 24 hours a day. In August 2003, we launched a new service which includes giving advice immediately after an accident, making initial contact to hospitals and repair yards and offering expert assistance with car troubles and health problems. By offering such services over the telephone, we aim to mitigate our customers’ anxiety at the outset of an accident. For policyholders of our overseas travel accident insurance, we have facilities to respond to phone calls from policyholders traveling anywhere in the world and provide appropriate services to these customers. As of July 1, 2004, there were 217 claims handling offices for Tokio Marine and 132 claims handling offices for Nichido Fire throughout Japan, including their branch offices, that engage in claims processing work.

Nichido Fire Operational Reform Order

     On August 20, 2004, Nichido Fire received an operational reform order from the FSA in connection with inappropriate conduct involving one of Nichido Fire’s direct sales staff. In response to the reform order, Nichido Fire has submitted an operational reform plan to the FSA. Nichido Fire has started to implement reforms based on the plan, and after the merger, Tokio Marine & Nichido intends to continue the efforts to address the issues presented in the FSA operational reform order.

Life Insurance Business

     Following an amendment to the Insurance Business Law, which permitted non-life and life insurance companies to enter one another’s markets through subsidiaries, Tokio Marine established The Tokio Marine Life Insurance Company, Limited, or Tokio Marine Life, in August 1996 to carry out its life insurance business. In addition, Nichido Fire established The Nichido Life Insurance Co., Ltd., or Nichido Life, in 1996. Since these two subsidiaries were established, our life insurance business has experienced rapid growth. The number of existing policies exceeded one million during the year ended March 31, 2003. In April 2003, we made Tokio Marine Life and Nichido Life our direct subsidiaries and merged the two subsidiaries on October 1, 2003. The surviving entity was named Tokio Marine & Nichido Life Insurance Co., Ltd., or Tokio Marine & Nichido Life.

     We are focusing our sales efforts on lapse-supported type life insurance products, such as “Nagawari”, which is described below. We seek to position these products to compete with existing life insurance companies by offering competitive premium rates. Currently, our main products include comprehensive lifetime insurance, fixed term insurance and pension insurance.

     We see product innovation as a core element of our strategy and work to develop new products that will satisfy our customers’ needs. For example, Tokio Marine Life’s “Nagawari” is a lapse-supported whole-life insurance product which allows us to offer lower premiums by making use of high surrender charge. In 1998, Tokio Marine Life launched “Mittsu-no-Anshin”, or “Triple Coverage”, a new type of comprehensive whole-life insurance combining coverage for hospitalization, nursing care and death benefits, won an innovative-product award in February 1998 from the Nihon Keizai Shimbun, the Japanese daily business journal. In 1999, Tokio Marine Life launched “Nagawari Mittsu-no-Anshin”, a product which combines the characteristics of the two previously released products. In 2002, Tokio Marine Life revised its “Household Income Coverage” insurance, a fixed term insurance product which covers household income by monthly payment of insurance money for a reasonable premium. In January 2004, we launched “Anshin Dollar Annuity”, a U.S. dollar denominated annuity, in the Japanese market through Tokio Marine & Nichido Life.

     In February 2004, we acquired Skandia Japan, which was primarily engaged in the variable insurance and individual variable annuity businesses, and subsequently positioned it as our directly held subsidiary, Tokio Marine & Nichido Financial Life. We intend to further strengthen our variable annuity business by leveraging the expertise and existing infrastructure of Skandia Japan and utilizing synergies with our existing businesses.

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

     Since we began operations, we have steadily expanded our life insurance business, actively introducing and marketing innovative products. Our total insurance-in-force as of March 31, 2004 was ¥13.8 trillion, compared to ¥11.9 trillion as of March 31, 2003.

Third Sector Insurance Business

     In the Japanese insurance industry, the “third sector” refers to insurance products and services that do not fall within the traditional life and non-life insurance areas, such as personal accident, medical and cancer insurance, and insurance covering expenses for nursing care. Since the deregulation in January 2001 and further in July 2001, we have been offering through our life insurance as well as property and casualty subsidiaries cancer and medical insurance products. In 2003, Tokio Marine Life released “Medical Mini”, a medical insurance product featuring simplified terms and conditions at an affordable price, thereby continuing to expand its business in this area.

Overseas Operations

     Our overseas business dates back to 1880, when Tokio Marine started offering insurance products in the United Kingdom, France and the United States. As of March 31, 2004, we maintained branch offices in the United States and China and overseas offices in 29 other countries, territories and jurisdictions.

     We issue insurance policies in 39 countries and territories outside of Japan. A substantial portion of these policies is for overseas subsidiaries and affiliates of our corporate customers in Japan. Most of our overseas underwriting business is conducted by Tokio Marine as well as by the following principal subsidiaries and affiliates:

•	Asia and Oceania — The Tokio Marine and Fire Insurance Company (Hong Kong) Limited and The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited and Tokio Marine Management (Australasia) Pty. Ltd.

•	The Americas — Tokio Marine Management, Inc., First Insurance Company of Hawaii, Ltd., Tokio Marine Compañia de Seguros, S.A. de C.V., Tokio Marine Brasil Seguradora S.A. and Tokio Millennium Re Ltd.

•	Europe, the Middle East and Africa — Tokio Marine Europe Insurance Limited and Tokio Marine Global Re Limited.

     One of our objectives is to expand the profitability and size of our international operations simultaneously on a coordinated basis, with particular emphasis on Asia.

     In December 2002, we launched Millea Asia Pte. Ltd. as an intermediate holding company in Singapore to facilitate the growth of our Asian insurance business. We transferred the Asian insurance management operations of Tokio Marine to the new company in April 2003. Millea Asia is in charge of planning our business growth strategy, pursuing business tie-ups and merger and acquisitions opportunities, and managing our local subsidiaries in the Asian region (excluding Japan). In December 2002, Millea Asia invested in Newa Insurance Co., Ltd., a property and casualty insurance company in Taiwan. In July 2003, Millea Asia, together with Tokio Marine, acquired a 24.9% interest in Sino Life Insurance Co., Ltd., a life insurer in China.

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

     We engage in asset-liability management with respect to long-term assets and liabilities, seeking a stable present net asset value by controlling interest rate risk. We also seek to increase profit by investing flexibly in various assets that we believe will produce profits commensurate with the associated risks.

     The Japanese government’s regulations concerning non-life insurance companies specify the types of assets in which they can invest, and also set upper limits on various kinds of investments based on a percentage of the book value of total assets. For example, investment in domestic stocks is limited to 30% of the book value of total assets, real estate to 20%, and assets in foreign currency to 30%. Under special circumstances, the FSA may approve investments in excess of these limits.

     Our investment portfolio consists primarily of Japanese and foreign equity securities, Japanese and foreign bonds and loans to Japanese companies. The following table, prepared on a U.S. GAAP basis, shows our investments as of each date indicated:

	As of March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Investments — other than investments in related parties:
Securities held to maturity, at amortized cost	¥1,109,861	¥883,336	¥470,188
Securities available for sale:
Fixed maturities, at fair value	3,209,582	3,421,624	2,002,069
Equity securities, at fair value	3,457,374	2,534,221	2,693,591
Trading securities, at fair value	48,513	25,936	—
Mortgage loans on real estate	129,076	148,655	144,323
Investment real estate	104,110	82,886	96,967
Policy loans	33,610	29,171	20,615
Other long-term investments	419,199	559,004	535,666
Short-term investments	881,897	660,370	665,406

Total investments	¥9,393,222	¥8,345,203	¥6,628,825

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

     Securities Available for Sale

     The following table, prepared on a U.S. GAAP basis, shows our investments in securities available for sale by type (other than in related parties) as of each date indicated:

	As of March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Japanese fixed maturities	¥2,747,031	¥2,865,672	¥1,576,596
Foreign fixed maturities	462,551	555,952	425,473

Total fixed maturities	3,209,582	3,421,624	2,002,069

Japanese equity securities	3,301,699	2,343,710	2,515,023
Foreign equity securities	155,675	190,511	178,568

Total equity securities	3,457,374	2,534,221	2,693,591

Total securities available for sale	¥6,666,956	¥5,955,845	¥4,695,660

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

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

     Loans

     The following table, prepared on a U.S. GAAP basis, shows our investments in loans (other than those to related parties) as of each date indicated:

	As of March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Mortgage loans on real estate	¥129,076	¥148,655	¥144,323
Mortgage loans on vessels and facilities(2)	20,356	22,125	25,061
Collateral and bank-guaranteed loans(2)	18,542	22,096	29,800
Unsecured loans(2)	357,504	440,997	404,419
Policy loans	33,610	29,171	20,615

Total	¥559,088	¥663,044	¥624,218

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

(2)	Included in “other long-term investments” in our balance sheet prepared in accordance with U.S. GAAP.

     Most of our loans are to corporate borrowers in Japan. Since the financial needs of major corporate borrowers are at a low level under present economic conditions, and because these borrowers tend to look more to capital markets in raising funds, the aggregate amount of our loans outstanding has declined over the last few years. In addition, we liquidated a portion of our loans in order to improve our risk/return profile. The increase in loans outstanding as of March 31, 2003, when compared with loans outstanding as of March 31, 2002 results solely from the inclusion of Nichido Fire.

     Short-Term Investments

     The following table, prepared on a U.S. GAAP basis, shows our short-term investments by type as of each date indicated:

	As of March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Call loans	¥587,092	¥440,093	¥403,700
Commercial paper	21,599	599	61,472
Deposits and other invested cash	273,206	219,678	200,234

Total	¥881,897	¥660,370	¥665,406

(1)	Our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2003, from which some of the data in this table are derived, reflect the inclusion of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

     Call loans are short-term loans, with maturities generally ranging from overnight to three weeks, that are made to banks, securities companies and money market dealers. We invest in call loans in order to maintain necessary liquidity in our investment portfolio while seeking to generate returns based on interest rates that reflect current market conditions.

     Investment Results

     The following table, prepared on a U.S. GAAP basis, shows our investment results for each of the periods indicated:

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Investment income:
Interest on fixed maturities	¥73,683	¥65,762	¥51,913
Dividends from equity securities	36,692	32,785	29,409
Interest on mortgage loans on real estate	3,286	3,715	4,219
Rent from investment real estate	12,501	12,817	12,907
Interest on policy loans	1,280	1,156	830
Interest on other long-term investments	9,339	11,475	11,802
Interest on short-term investments	4,313	5,677	4,113
Others	1,850	1,715	7,987

Gross investment income	142,944	135,102	123,180
Less investment expenses	16,771	26,791	18,499

Net investment income	126,173	108,311	104,681

Realized gains (losses) on investments:
Fixed maturities	(8,399)	11,553	8,244
Equity securities	4,645	(37,957)	(11,900)
Other investments	(101)	(3,471)	2,636

Realized losses on investments	(3,855)	(29,875)	(1,020)

Gains (losses) on derivatives:
Interest rate swaps	(45,775)	68,011	28,204
Foreign exchange contracts	7,458	11,688	(25,231)
Credit default swaps	6,797	(3,996)	(9,662)
Other	(5,235)	861	(630)

Gains (losses) on derivatives	(36,755)	76,564	(7,319)

Total net investment income, realized losses on investments and gains (losses) on derivatives	¥85,563	¥155,000	¥96,342

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Business Combination”.

Subsidiaries and Affiliates

     Significant Subsidiaries

     The following were our significant subsidiaries as of March 31, 2004, all of which were wholly owned and incorporated in Japan, except as otherwise noted: The Tokio Marine and Fire Insurance Company, Limited, The Nichido Fire and Marine Insurance Company, Limited, Tokio Marine & Nichido Life Insurance Co., Ltd., Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (formerly known as Skandia Life Insurance Company (Japan) Limited), The Tokio Marine & Nichido Career Service Company, Limited, Tokio Marine Europe Insurance Limited (incorporated in the United Kingdom), The Tokio Marine and Fire Insurance Company (Hong Kong) Limited (incorporated in Hong Kong, China), Trans Pacific Insurance Company (incorporated in New York, U.S.A.), Tokio Millennium Re Ltd (incorporated in the Bermudas), Tokio Marine Global Re Limited (incorporated in Ireland), Tokio Marine Asset Management Company, Limited (97.5% owned), Millea Asia Pte. Ltd. (incorporated in Singapore), The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited (90% owned) (incorporated in Singapore), Tokio Marine Brasil Seguradora S.A. (91.3% owned) (incorporated in Brazil), Nichido Investment (Luxembourg) S.A. (incorporated in Luxembourg and liquidated as of May 24, 2004) and Tokio Marine Financial Solutions Ltd. (incorporated in the Cayman Islands).

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

     Life insurance providers in Japan can be classified into three categories: traditional life insurers, new entrants, such as the foreign life insurers and Japanese non-life insurers, including Tokio Marine & Nichido Life and the postal life insurance system. The ten largest traditional life insurers continue to underwrite the large majority of privately underwritten life insurance in Japan. As discussed in the non-life insurance industry section, life insurance subsidiaries of non-life companies were established in 1996 and thereafter as a result of the deregulation of insurance businesses in Japan. The postal life insurance system, a public insurance system managed by Japan Post, is a distinctive element of the Japanese life insurance market. Postal life insurance products are offered through the network of post offices located throughout Japan.

Properties

     We lease real property in Tokyo for use in our operations at the holding company level. The floor space for our office is approximately 19,800 square feet.

     Tokio Marine owns and leases real property for use in its operations. Approximately 85% of the 6,300,272 square feet of real property that Tokio Marine uses in its Japanese operations is owned. Tokio Marine owns two large buildings (25 stories and 15 stories) in Marunouchi, Tokyo’s central business district. 63% of the total space in these two buildings (1,241,280 square feet) is used by Tokio Marine and its subsidiaries; the rest is held for lease to tenants.

     Tokio Marine also owns and utilizes approximately 670,000 square feet of floor space for its data center located in a suburb of Tokyo. In this center, Tokio Marine utilizes five sets of leased computers with a total capacity of 3,480 million instructions per second, or MIPS. In addition, Tokio Marine has a data center located in a suburb of Osaka. This center has total floor space of approximately 260,000 square feet and is equipped with three sets of leased computers with a total capacity of 370 MIPS. The Osaka center serves as a backup center in case of a disaster in the Tokyo area. The Osaka center operates in conjunction with the Tokyo center to share the data processing load of Tokio Marine.

     Nichido Fire also owns and leases real property for use in its operations. Approximately 48% of the 2,824,606 square feet of real property that Nichido Fire uses in its Japanese operations is owned.

Employees

     As of March 31, 2004, We had 19,779 employees on a consolidated basis, of which 18,125 employees were in the property and casualty insurance business, 1,237 were in the life insurance business and 417 were in the other businesses, compared with 20,221 employees on a consolidated basis as of March 31, 2003, of which 19,151 employees were in the property and casualty insurance business, 944 were in the life insurance business and 126 were in the other businesses. As of March 31, 2002, prior to our formation, Tokio Marine had, on a consolidated basis, approximately 14,200 employees and Nichido Fire had, on a consolidated basis, approximately 6,600 employees. A majority of Tokio Marine, Nichido Fire and Tokio Marine & Nichido Life employees are members of their respective labor unions, which negotiate with the respective companies concerning remuneration and working conditions. We consider our labor relations to be good.

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

     Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003 reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Consistent with U.S. GAAP and with Exchange Act requirements regarding the presentation of our financial statements, our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2002 has not been restated to include the results of operations and financial position of Nichido Fire and its consolidated subsidiaries for that fiscal year. Accordingly, our U.S. GAAP financial statements for the years ended March 31, 2004 and 2003 are not directly comparable to our financial statements for the year ended March 31, 2002. See “— Overview — Business Combination” and “— Results of Operations — Year Ended March 31, 2003 Compared to Year Ended March 31, 2002”.

Overview

     We are principally engaged in the insurance business in Japan and in overseas markets. We offer property and casualty insurance products as well as life insurance products.

     In the year ended March 31, 2004, our property and casualty insurance business generated 88.2% of our operating income and 88.4% of our net income. The remainder was generated by our life insurance business.

     Our operating income consists of premiums from our property and casualty insurance policies, life premiums, net investment income and gains (losses) on derivatives minus realized losses on investments. We earn most of our premiums from our operations in Japan. Our operating costs and expenses consist primarily of losses and claims under our property and casualty insurance policies, policy benefits and losses under our life insurance policies and policy acquisition costs.

     In connection with our formation and the business combination of Tokio Marine and Nichido Fire, we began to include Nichido Fire’s operating results and financial position in our consolidated financial statements in year ended March 31, 2003, which significantly affected our financial statements. See “— Business Combination”.

     In addition to the inclusion of Nichido Fire, we believe that our results of operations and financial condition over the past three fiscal years have been influenced by the following major trends:

•	Significant fluctuations in the value of Japanese equities, in particular a significant increase in Japanese equity prices in the year ended March 31, 2004, or fiscal 2004, subsequent to a significant decrease in Japanese equity prices in the years ended March 31, 2003 and 2002, or fiscal 2003 and 2002, which have resulted in significant fluctuations in our realized and unrealized gains (losses) on investments;

•	Significant fluctuations in long-term interest rates in Japan, in particular a significant increase in long-term interest rates in Japan in fiscal 2004, subsequent to a significant decrease in long-term interest rates in Japan in fiscal 2003, which have resulted in significant fluctuations in our gains (losses) on derivatives, our unrealized gains (losses) on investments and the value of our investment deposits by policyholders and other long-term insurance liabilities;

•	Increased competition in the property and casualty insurance business, including price competition which requires us to offer competitive products at competitive rates;

•	Slowing demographic growth and an aging population in Japan, which limit the overall growth potential of the individual insurance market in Japan while providing growth opportunities for insurance products that respond to the needs of the elderly, such as third sector insurance;

•	Limited growth in the number of automobiles in Japan, which affects the growth potential for automobile insurance in Japan; and

•	Improving economic activity in Japan, as Japan’s real gross domestic product grew by 3.3% in fiscal 2004 and by 1.6% in fiscal 2003, after having decreased by 1.2% in fiscal 2002.

     The following is a discussion of our results of operations in fiscal 2004 compared to fiscal 2003. For a detailed discussion of changes in our results of operations, see “— Results of Operations”.

•	Total operating income increased in fiscal 2004 by ¥15,112 million, or 0.7%, to ¥2,193,566 million, reflecting primarily an increase in net premiums written for property and casualty insurance and a decrease in realized losses on investments that was partially offset by a decrease in life premiums and an increase in losses on derivatives.

•	Total operating cost and expenses increased in fiscal 2004 by ¥64,153 million, or 3.2%, to ¥2,041,299 million, reflecting primarily an increase in losses, claims and loss adjustment expenses in our property and casualty insurance business, partially offset by a decrease in policy benefits and losses for life and policy acquisition costs.

•	As a result, income before extraordinary items and cumulative effect of accounting changes decreased by ¥26,812 million, or 20.7%, to ¥102,882 million. The main reason for this decrease was an increase in losses on derivatives that are primarily utilized in our economical hedging activities for asset liability management, partially offset by improvement in underwriting results.

•	Net income decreased in fiscal 2004 by ¥275,135 million, or 72.8%, to ¥102,882 million. In fiscal 2003, net income included extraordinary items amounting to ¥248,323 million, which was unallocated negative goodwill arising from the business combination with Nichido Fire.

     The following is a discussion of our results of operations in fiscal 2003 compared to fiscal 2002. For a detailed discussion of changes in our results of operations see “— Results of Operations”.

•	Total operating income increased in fiscal 2003 by ¥529,942 million, or 32.1%, to ¥2,178,454 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 20.9% in our operating income when compared to fiscal 2002. The remaining increase was mainly due to an increase in net premiums written for property and casualty insurance and life premiums and an increase in gains on derivatives.

•	Total operating cost and expenses increased in fiscal 2003 by ¥437,302 million, or 28.4%, to ¥1,977,146 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 25.3% in our operating cost and expenses. The remaining increase was primarily attributable to increases in policy benefits and losses for life, losses and claims incurred and provided for and policy acquisition costs, partially offset by a decrease in income credited to investment deposits by policyholders.

•	As a result, income before extraordinary items and cumulative effect of accounting changes increased by ¥54,442 million, or 72.3%, to ¥129,694 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for a decrease of 38.4% in our income before extraordinary items and cumulative effect of accounting changes. The main reason for the remaining increase was an improvement in underwriting results and an increase in gains on derivatives that are primarily utilized in our economical hedging activities for asset liability management.

•	Net income increased in fiscal 2003 by ¥217,300 million, or 135.2%, to ¥378,017 million. In fiscal 2003, net income included extraordinary items amounting to ¥248,323 million, which was unallocated negative goodwill arising from the business combination with Nichido Fire. In fiscal 2002, net income included cumulative effect of accounting changes, net of tax amounting to ¥85,465 million due to the adoption of SFAS No. 133, as amended, as of April 1, 2002.

     We plan to merge our subsidiaries Tokio Marine and Nichido Fire on October 1, 2004. We view the successful completion of the merger between Tokio Marine and Nichido Fire as a critically important task for a continuous increase of profitability and growth potential. The objectives of the merger are to maximize our corporate value by creating synergies, promoting a growth strategy which combines the strengths of both companies and increasing efficiency through a larger scale of business, and to reduce further costs. See “Business — Recent Developments — Proposed Merger of Tokio Marine and Nichido Fire”.

Economic Conditions

     Our financial condition and results of operations are generally affected by economic conditions in Japan and, to a lesser extent, other parts of the world in which we conduct business.

     While the Japanese economy has faced a number of volatile and challenging economic trends and conditions over the last decade, it has experienced signs of recovery during the year ended March 31, 2004. Japan’s economic condition has been characterized by:

•	Improving economic activity, as the Japanese real gross domestic product decreased by 1.2% in the year ended March 31, 2002 but grew by 1.6% in the year ended March 31, 2003 and grew by 3.3% in the year ended March 31, 2004;

•	Increasing total levels of outstanding Japanese government debt, reaching a historical high at 44.6% of the government’s total revenue for the year ended March 31, 2004. Ratings of Japanese government bonds by the major rating agencies remained stable, and one international ratings agency changed the outlook for Japanese government debt from neutral to positive subsequent to March 31, 2004;

•	Continuing high levels of corporate bankruptcy filings, despite a decrease of 18.3% from the previous year from 18,928 to 15,466 cases filed in the year ended March 31, 2004. Total liabilities of these insolvent companies for the year ended March 31, 2004 totaled ¥10,300 billion, a decrease of 22.6% from ¥13,310 billion in the previous year;

•	A very low interest rate environment, with the Bank of Japan maintaining a policy of near zero interest rates since March 2001;

•	Declining real estate values, with government-appraised land prices declining an average of 5.7% for residential areas and 7.4% for commercial areas in calendar year 2003, which represented the thirteenth straight year of decline;

•	Improving equity markets, with the Nikkei Stock Average, which is an average of 225 stocks listed on the Tokyo Stock Exchange, increasing 46.9% to 11,715.39 during the year ended March 31, 2004, after declining 27.6% to 7,972.71 during the year ended March 31, 2003 and declining 15.2% to 11,024.94 during the year ended March 29, 2002. Subsequent to March 31, 2004, the Nikkei Stock Average declined to 11,158.58 on September 15, 2004; and

•	Significant exchange rate movements, as the value of the yen against the U.S. dollar fluctuated from a high of ¥104.18 to a low of ¥120.55 in the year ended March 31, 2004, from a high of ¥115.71 to a low of ¥133.40 in the year ended March 31, 2003, and from a high of ¥115.89 to a low of ¥134.77 in the year ended March 31, 2002. As of September 15, 2004, the U.S. dollar exchange rate was ¥ 110.34.

     The U.S. economy was able to achieve positive growth during the year ended March 31, 2004, but experienced uncertainty against the backdrop of the war in Iraq and concerns regarding unemployment. The U.S. Federal Reserve increased interest rates in July, August and September 2004, bringing the federal fund rates to 1.75% as of September 21, 2004. U.S. equity indices increased, with both the Nasdaq Composite Index and the Dow Jones Industrial Average showing increases in the year ended March 31, 2004. Subsequent to March 31, 2004, the Nasdaq Composite Index decreased from 1,994.22 on March 31, 2004 to 1,896.52 on September 15, 2004 and the Dow Jones Industrial Average decreased from 10,357.70 on March 31, 2004 to 10,231.36 on September 15, 2004.

     The European economy was weak throughout the year ended March 31, 2004 and experienced little growth.

     In the year ended March 31, 2004, economic growth in Asia outside of China was weak.

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

     Our U.S. GAAP consolidated financial statements as of and for the years ended March 31, 2004 and 2003 reflect the inclusion of the operating results and financial position of Nichido Fire and its consolidated subsidiaries from the date of our formation on April 2, 2002. See “ — Results of Operations”. As described above, those financial statements also reflect the effects of accounting for the business combination by the purchase method. Accordingly, our U.S. GAAP consolidated financial statements as of and for the years ended March 31, 2004 and 2003 are not directly comparable to our U.S. GAAP consolidated financial statements for the year ended March 31, 2002.

Critical Accounting Policies

     The accounting policies that we follow when preparing U.S. GAAP consolidated financial statements are fundamental to understanding our financial condition and results of operations. Many of these accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.

     Our significant accounting policies are summarized in the notes to our U.S. GAAP consolidated financial statements included in this annual report. The following is a summary of our critical accounting policies.

Impairment of Securities Available for Sale

     Under U.S. GAAP, we are required to recognize an impairment loss for “other than temporary” declines in the fair value of equity and fixed maturity securities available for sale. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether existing factors indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

     The Japanese stock market has experienced significant downturns and volatility during recent years. In view of the diversity and volume of our shareholdings, the declining but volatile equity markets make it difficult to determine whether the declines in the fair value of equity securities available for sale are other than temporary.

     Among the factors that management considers when determining whether declines in the value of equity securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (a) whether the value of the securities continued to be below cost for more than 12 months, (b) whether the value of the securities continued to be more than 20% below cost during any six-month period and (c) whether there has been a decline in value to below 30% of cost as measured at the end of any fiscal year. For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as the deterioration of the issuer’s financial position and credit rating.

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

Valuation of Financial Instruments with No Available Market Prices

     Certain assets and liabilities, including fixed maturity securities available for sale and financial derivatives, are reflected at their estimated fair values in our U.S. GAAP financial statements. As of March 31, 2004, 7.9% of the equity securities available for sale, virtually all financial derivatives and a small portion of the fixed maturity securities available for sale that we held in our investment portfolio were not listed or quoted, meaning there were no available market prices for these financial instruments.

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

     We determine fair values of equity securities with no available market price based upon various factors, including stockholders’ equity per share.

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

Amortization of Deferred Policy Acquisition Costs

     We defer certain costs incurred in acquiring new business to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents’ commissions, in-house sales agents’ salaries, other compensation and other underwriting costs. For property and casualty insurance products, we defer and amortize (i.e., expense) these costs over the period in which the related premiums written are earned. For traditional life insurance products, we generally defer and amortize these costs over the premium paying period of the policy. For investment contracts, we defer and amortize these costs with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. We review our deferred policy acquisition costs periodically to determine if they are likely to be offset by future premium revenue recognition. If any of these deferred costs are not considered recoverable, we expense those costs in the current year.

Insurance Reserves

     Our insurance reserves represent estimates of future payouts that we will make in respect of property and casualty and life insurance claims, including expenses relating to those claims.

     For property and casualty insurance reserves, these estimates are made on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property and casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet have notice. When actual claims experience differs from our previous estimates, the resulting difference will be reflected in our reported results for the period of the change in the estimate. See “Business — Property and Casualty Insurance — Property and Casualty Losses and Reserves — Property and Casualty Reserves”.

     For life insurance reserves, these estimates are made using long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions include provisions for adverse deviations and generally vary by such characteristics as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined at the time the policy is issued based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on our experience and industry experience prevailing at the time the policies are issued. Expense assumptions are based on our experience and include expenses to be incurred beyond the premium-paying period.

     The establishment of our insurance reserves is an inherently uncertain process, involving assumptions as to factors such as court decisions; changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs; and, in our life insurance business, assumptions regarding mortality and morbidity trends.

Accounting for Deposit-Type Insurance Products

     We allocate premiums for the indemnity and investment portions of deposit-type insurance products at the inception of the policy. The premium for the indemnity portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of our total loss terminations for the three-year period ended March 31, 2004 was approximately 0.05%.

     Premiums for the savings portion of the contract are accounted for as an increase to the liability for refunds captioned “investment deposits by policyholders”. At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force, net of the present value of the savings portion of future premiums, is accounted for as “investment deposits by policy holders”. The present value of future cash flows is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

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

Initial Adoption of Accounting Policies

     Beginning with the year ended March 31, 2004, we adopted new accounting policies in our U.S. GAAP consolidated financial statements in connection with our acquisition of Skandia Japan for the year ended March 31, 2004:

•	Separate account assets and liabilities. Beginning with the year ended March 31, 2004, we began to present assets and liabilities that represent funds for which investment income and investment gains and losses accrue directly to policyholders who bear the investment risk, except for minimum guarantees, with respect to such funds as separate items captioned “separate account assets” and “separate account liabilities”. We recognized separate account assets and liabilities in the amount of ¥162,715 million, respectively, at March 31, 2004.

•	Goodwill and present value of future profits. As of March 31, 2004, we began to present goodwill and present value of future profits as separate line items on our balance sheet. Goodwill represents the excess of a purchase price paid over the fair value of the net assets of an acquired entity. We recognized goodwill in the amount of ¥9,934 million at March 31, 2004. Present value of future profit represents the present value of profits embedded in acquired long-term life insurance contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. We recognized present value of future profit in the amount of ¥14,744 million at March 31, 2004. Goodwill and present value of future profit are tested for impairment annually and also when a certain triggering event requires such test. Present value of future profit is amortized to match estimated gross profits from the policies acquired.

Securities Available for Sale

     At March 31, 2004 and 2003, the fair value of our fixed maturity securities available for sale was ¥3,210 billion and ¥3,422 billion, respectively, and the fair value of our equity securities available for sale was ¥3,457 billion and ¥2,534 billion, respectively. Changes in the fair value of our securities available for sale can have a significant impact on our results of operations, as we are required to recognize losses for declines in fair value below cost that we determine to be “other than temporary” in nature. See “— Critical Accounting Policies — Impairment of Securities Available for Sale”.

     For fixed maturity securities available for sale, we use quoted market values to determine fair value. If quoted market values are not available, we instead use quoted market values for similar securities. For equity securities available for sale, which include common stock and non-redeemable preferred stock, we primarily use quoted market prices to determine fair value. As of March 31, 2004 and 2003, approximately 87% and 82%, respectively, of our equity securities available for sale were listed on Japanese or foreign stock exchanges.

     The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2004:

	Fair value
				% of Total
	Fixed maturity	Equity		securities
	securities	securities(1)	Total securities	available for sale
	(yen in millions)
Investment grade	¥3,052,685	¥2,621,362	¥5,674,047	85.1%
Non-investment grade	5,798	111,301	117,099	1.8
Not rated	151,099	724,711	875,810	13.1

Total securities available for sale	¥3,209,582	¥3,457,374	¥6,666,956	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2003:

	Fair value
				% of Total
	Fixed maturity	Equity		securities
	securities	securities(1)	Total securities	available for sale
	(yen in millions)
Investment grade	¥3,128,580	¥1,853,773	¥4,982,353	83.6%
Non-investment grade	11,648	69,856	81,504	1.4
Not rated	281,396	610,592	891,988	15.0

Total securities available for sale	¥3,421,624	¥2,534,221	¥5,955,845	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2004:

	Gross unrealized loss
				% of Total
	Fixed maturity	Equity		securities
	securities	securities(1)	Total securities	available for sale
	(yen in millions)
Investment grade	¥(42,852)	¥(340)	¥(43,192)	80.9%
Non-investment grade	—	(122)	(122)	0.2
Not rated	(134)	(9,963)	(10,097)	18.9

Total securities available for sale	¥(42,986)	¥(10,425)	¥(53,411)	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2003:

	Gross unrealized loss
				% of Total
	Fixed maturity	Equity		securities
	securities	securities(1)	Total securities	available for sale
	(yen in millions)
Investment grade	¥(6,050)	¥(89,229)	¥(95,279)	82.1%
Non-investment grade	(34)	(5,482)	(5,516)	4.8
Not rated	(23)	(15,218)	(15,241)	13.1

Total securities available for sale	¥(6,107)	¥(109,929)	¥(116,036)	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2004:

	Gross unrealized loss
				% of Total
	Fixed maturity	Equity		securities
	securities	securities(1)	Total securities	available for sale
	(yen in millions)
Investment grade	¥50,638	¥1,451,819	¥1,502,457	82.1%
Non-investment grade	5	49,342	49,347	2.7
Not rated	4,143	274,181	278,324	15.2

Total securities available for sale	¥54,786	¥1,775,342	¥1,830,128	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2003:

	Gross unrealized gain
				% of Total
	Fixed maturity	Equity		securities
	securities	securities(1)	Total securities	available for sale
	(yen in millions)
Investment grade	¥183,429	¥685,117	¥868,546	86.6%
Non-investment grade	110	8,319	8,429	0.8
Not rated	18,632	107,902	126,534	12.6

Total securities available for sale	¥202,171	¥801,338	¥1,003,509	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

     The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2004:

	Gross unrealized loss
	Fixed maturity	Equity
	securities	securities	Total securities
	(yen in millions)
Three months or less	¥(2,413)	¥(4,318)	¥(6,731)
Three months to six months	(1,947)	(1,637)	(3,584)
Six months to nine months	(15,183)	(812)	(15,995)
Nine months to one year	(20,799)	(1,915)	(22,714)
Over one year	(2,644)	(1,743)	(4,387)

Total	¥(42,986)	¥(10,425)	¥(53,411)

     The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2003:

	Gross unrealized loss
	Fixed maturity	Equity
	securities	securities	Total securities
	(yen in millions)
Three months or less	¥(1,283)	¥(86,750)	¥(88,033)
Three months to six months	(1,045)	(6,917)	(7,962)
Six months to nine months	(12)	(4,776)	(4,788)
Nine months to one year	(2,176)	(10,363)	(12,539)
Over one year	(1,591)	(1,123)	(2,714)

Total	¥(6,107)	¥(109,929)	¥(116,036)

     The following table shows the amounts and the periods of time for which fixed maturity securities available for sale have been in an unrealized loss position as of March 31, 2004, broken down by security rating, as of that date:

	Gross unrealized loss
				Total
		Non-investment		fixed maturity
	Investment grade	grade	Not rated	securities
	(yen in millions)
Three months or less	¥(2,363)	¥—	¥(50)	¥(2,413)
Three months to six months	(1,944)	—	(3)	(1,947)
Six months to nine months	(15,148)	—	(35)	(15,183)
Nine months to one year	(20,754)	—	(45)	(20,799)
Over one year	(2,643)	—	(1)	(2,644)

Total	¥(42,852)	¥—	¥(134)	¥(42,986)

     The following table shows the amounts and the periods of time for which fixed maturity securities available for sale have been in an unrealized loss position as of March 31, 2003, broken down by security rating, as of that date:

	Gross unrealized loss
				Total
		Non-investment		fixed maturity
	Investment grade	grade	Not rated	securities
	(yen in millions)
Three months or less	¥(1,246)	¥(29)	¥(8)	¥(1,283)
Three months to six months	(1,031)	—	(14)	(1,045)
Six months to nine months	(12)	—	—	(12)
Nine months to one year	(2,171)	(5)	—	(2,176)
Over one year	(1,590)	—	(1)	(1,591)

Total	¥(6,050)	¥(34)	¥(23)	¥(6,107)

     The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2004 by contractual maturities at that date:

	Gross unrealized loss	Fair value
	(yen in millions)
Due in one year or less	¥(66)	¥106,107
Due after one year through five years	(6,101)	600,570
Due after five years through ten years	(6,258)	186,876
Due after ten years	(30,561)	387,687

Total	¥(42,986)	¥1,281,240

     The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2003 by contractual maturities at that date:

	Gross unrealized loss	Fair value
	(yen in millions)
Due in one year or less	¥(2,173)	¥255,732
Due after one year through five years	(3,660)	284,458
Due after five years through ten years	(217)	26,649
Due after ten years	(57)	2,590

Total	¥(6,107)	¥569,429

     The following table shows gross unrealized losses on our securities available for sale as of each of the dates indicated:

	As of March 31,
	2004	2003	2002
	(yen in millions)
Equity securities	¥(10,425)	¥(109,929)	¥(16,308)
Fixed maturity securities	(42,986)	(6,107)	(429)

Total gross unrealized losses	¥(53,411)	¥(116,036)	¥(16,737)

     Set forth below is certain other information relating to our portfolio of securities available for sale as of March 31, 2004 and 2003:

•	Investment concentration. As of March 31, 2004, we held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥394.4 billion, representing approximately 12% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date. As of March 31, 2003, we held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥290.2 billion, representing approximately 10% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date.

•	Concentration of gross unrealized losses. As of March 31, 2004, Japanese government bonds accounted for 61.6% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥32,904 million as compared to a cost basis of ¥973,615 million. As of March 31, 2004, two of our investments in equity securities of Japanese issuers accounted for 3.5% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥1,248 million and ¥603 million, respectively, as compared to a cost basis of ¥16,000 million and ¥2,650 million, respectively. As of March 31, 2003, two of our investments in equity securities of Japanese issuers accounted for 37.9% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥33,852 million and ¥10,069 million, respectively, as compared to a cost basis of ¥124,251 million and ¥61,869 million, respectively. Based on our evaluation in accordance with our critical accounting policy “Impairment of Securities Available for Sale”, including the evaluation of the fact that the period of time during which the securities described above were in a continuous loss position was less than twelve months, we did not record any impairment loss for such securities for the years ended March 31, 2004 and 2003, respectively.

•	Maturity profile. As of March 31, 2004, we held ¥875.9 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,333.7 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. As of March 31, 2003, we held ¥900.3 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,521.4 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. Fixed maturity securities with longer maturities are more sensitive to interest rate fluctuations than securities with shorter maturities.

•	Non-traded securities. As of March 31, 2004, we held ¥336.4 billion of non-traded fixed maturity and equity securities. As of March 31, 2003, we held ¥308.1 billion of non-traded fixed maturity and equity securities. We monitor various information relating to the fair value of non-traded securities, including the net asset values and the credit rating of each issuer.

     In addition, during the years ended March 31, 2004 and 2003, we did not record any material loss in connection with sales of securities that were in an unrealized loss position at March 31, 2003 or 2002, respectively.

Hedging for Deposit-Type Insurance and Life Insurance Policies

     We enter into interest rate swaps principally as a means of managing our interest rate risk under deposit-type insurance policies and life insurance policies. In managing this interest rate risk, we periodically measure the fair value of substantially all of our related assets and liabilities, including those in respect of these derivative positions.

     Since these derivative positions do not qualify for hedge accounting treatment under Statement of Financial Accounting Standard No. 133, or SFAS No. 133, we must recognize as gains or losses in our statement of income any changes in the fair value of these derivative positions. We may not, on the other hand, recognize gains or losses for any change in the fair value of our other related assets and liabilities. Accordingly, the gains or losses that we recognize in respect of these derivative positions in our statement of income, and the fair value of these derivative positions as reflected in our balance sheet and related notes to our financial statements, do not provide a comprehensive view of our financial exposure with respect to deposit-type insurance policies and life insurance policies.

     As of March 31, 2004, our net unrealized losses in respect of investment deposits by policyholders totaled ¥207 billion. Of this amount, ¥230 billion of unrealized losses were derived from deposit-type insurance policies issued by Tokio Marine. As of the same date, we had unrealized gains of approximately ¥24 billion on fixed maturity securities held for purposes of managing Tokio Marine’s interest rate risk in respect of deposit-type insurance policies. If low market interest rates continue in Japan, we expect that these unrealized gains (or some portion of them) will be available to offset future losses in respect of investment deposits by policyholders, however, our results of operations in future fiscal years could be adversely affected by our net financial exposure in respect of deposit-type insurance policies.

Results of Operations

     The following table, prepared on a U.S. GAAP basis, shows selected statement of income information for us for each of the periods indicated:

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Operating income:
Property and casualty:
Net premiums written	¥1,945,246	¥1,898,557	¥1,381,483
Less increase in unearned premiums	85,043	137,589	38,521

Premiums earned	1,860,203	1,760,968	1,342,962
Life premiums	247,800	262,486	209,208
Net investment income	126,173	108,311	104,681
Realized gains (losses) on investments	(3,855)	(29,875)	(1,020)
Gains (losses) on derivatives	(36,755)	76,564	(7,319)

Total operating income	2,193,566	2,178,454	1,648,512

Operating costs and expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	1,048,518	953,681	736,765
Related adjustment expenses	77,389	76,412	61,449

Total losses, claims and loss adjustment expenses	1,125,907	1,030,093	798,214
Policy benefits and losses for life	197,903	223,316	175,016
Income credited to investment deposits by policyholders	58,414	56,011	57,507
Policy acquisition costs	558,978	571,058	437,012
Other operating expenses	100,097	96,668	72,095

Total operating costs and expenses	2,041,299	1,977,146	1,539,844

Income before income tax expense, extraordinary items and cumulative effect of accounting changes	152,267	201,308	108,668

Income tax expense (benefit):
Current	50,015	92,935	53,960
Deferred	(630)	(21,321)	(20,544)

Total income tax expense (benefit)	49,385	71,614	33,416

	Year ended March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Income before extraordinary items and cumulative effect of accounting changes	102,882	129,694	75,252
Extraordinary items	—	248,323	—
Cumulative effect of accounting changes, net of tax	—	—	85,465

Net income	¥102,882	¥378,017	¥160,717

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “ — Overview — Business Combination”.

     Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

     Our direct premiums written for property and casualty insurance for the fiscal year ended March 31, 2004, or fiscal 2004, were ¥1,978,555 million, a decrease of 0.4% from ¥1,987,463 million in the fiscal year ended March 31, 2003, or fiscal 2003. Net premiums written for property and casualty insurance, which represent direct premiums written plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥1,945,246 million in fiscal 2004, an increase of 2.5% from ¥1,898,557 million in fiscal 2003. The increase was mainly due to an increase in compulsory automobile liability insurance premiums, reflecting the abolition of the government reinsurance scheme in fiscal 2003. See “Business — Property and Casualty Insurance — Compulsory Automobile Liability”.

     Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written which relate to the unexpired terms of coverage. After deducting the increase in unearned premiums of ¥85,043 million for fiscal 2004, premiums earned in fiscal 2004 were ¥1,860,203 million, an increase of 5.6% from fiscal 2003. The increase was mainly due to an increase in compulsory automobile liability insurance premiums, reflecting the abolition of the government reinsurance scheme in fiscal 2003.

     Life premiums, which represent direct premiums earned plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥247,800 million in fiscal 2004, a decrease of 5.6% from fiscal 2003. The decrease primarily reflected a decrease in the number of single premium contracts written. Under a single premium contract, the policyholder pays the entire premium due under the contract in a single bullet payment at the time the contract is entered into.

     Losses and claims incurred and provided for, or net loss incurred, for all property and casualty insurance in fiscal 2004 amounted to ¥1,048,518 million, an increase of ¥94,837 million, or 9.9%, from fiscal 2003. The ratio of the total amount of net loss incurred to net premiums earned — the net loss ratio — was 56.4% in fiscal 2004, an increase from 54.2% in fiscal 2003. This increase was due primarily to an increase in the loss ratio of voluntary automobile insurance, compulsory automobile insurance and other insurance.

     Principal property and casualty insurance lines fared as follows:

•	Voluntary Automobile Insurance. Net premiums written for voluntary automobile insurance, the largest line of our property and casualty insurance business, decreased by 2.2% in fiscal 2004 to ¥878,499 million. This decrease was primarily due to discounts in premium rates granted upon the renewal of policies that did not experience any loss in the prior period. The net loss ratio increased from 56.6% in fiscal 2003 to 57.6% in fiscal 2004, mainly due to the decrease in premiums earned.

•	Compulsory Automobile Liability Insurance. Net premiums written for compulsory automobile insurance increased by 18.8% in fiscal 2004 to ¥333,640 million. This increase was primarily due to the abolition of the government reinsurance scheme in fiscal 2003. See “Business — Property and Casualty Insurance — Compulsory Automobile Liability”. The net loss ratio increased from 74.4% in fiscal 2003 to 79.2% in fiscal 2004. This was primarily due to the fact that the abolition of the governmental reinsurance scheme increased both losses incurred and premiums earned by substantially the same amount.

•	Fire and Allied Lines Insurance. Net premiums written for fire and allied lines insurance increased by 4.4% in fiscal 2004 to ¥270,495 million. This increase was mainly due to expanding sales that reflected the introduction of new products. The net loss ratio decreased from 35.3% in fiscal 2003 to 34.9% in fiscal 2004, primarily due to the increase in premiums earned.

•	Personal Accident Insurance. Net premiums written for personal accident insurance decreased by 1.9% in fiscal 2004 to ¥152,062 million. This decrease was mainly due to decreasing sales of overseas traveler’s personal accident insurance, affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia, partly offset by expanding sales of medical and cancer insurance. The net loss ratio decreased from 42.8% in fiscal 2003 to 40.3% in fiscal 2004, mainly due to expanding sales of medical and cancer insurance, which has a relatively low loss ratio when compared with other personal accident insurance products.

•	Cargo and Transit Insurance. Net premiums written for cargo and transit insurance increased by 5.8% in fiscal 2004 to ¥65,998 million. This increase mainly reflected the high levels of Japanese import and export trading activity as well as an increase in premium rates for war insurance coverage. The net loss ratio increased from 46.7% in fiscal 2003 to 46.9% in fiscal 2004, mainly due to an increase in large claims.

•	Hull Insurance. Net premiums written for hull insurance increased slightly by 2.0% in fiscal 2004 to ¥14,484 million. The net loss ratio decreased from 90.1% in fiscal 2003 to 69.4% in fiscal 2004, mainly due to the absence of large claims, which had occurred in fiscal 2003.

•	Other Insurance. Net premiums written for all other types of property and casualty insurance, including liability insurance, workers’ compensation insurance, guarantee insurance, movable comprehensive insurance, aviation and miscellaneous pecuniary loss insurance, increased by 0.5% in fiscal 2004 to ¥230,068 million. This increase was mainly due to an increase in liability insurance premiums, partly offset by a decrease in workers’ compensation, guarantee and movables comprehensive insurance premiums. The net loss ratio increased from 56.7% in fiscal 2003 to 60.7% in fiscal 2004, mainly due to an increase in large claims.

     Total operating costs and expenses, which represents the sum of losses, claims and loss adjustment expenses, policy benefits and losses for life, income credited to investment deposits by policyholders, policy acquisition costs and other operating expenses, amounted to ¥2,041,299 million in fiscal 2004, an increase of 3.2% from fiscal 2003. This increase was primarily attributable to increases in losses and claims incurred and provided for, partially offset by a decrease in policy benefits and losses for life and policy acquisition costs.

     Loss adjustment expenses in fiscal 2004 were ¥77,389 million, an increase of 1.3% from fiscal 2003. The ratio of losses, claims and loss adjustment expenses incurred to net premiums earned for all classes of property and casualty insurance was 60.5% in fiscal 2004, an increase from 58.5% in fiscal 2003.

     Policy benefits and losses for life decreased by 11.4% in fiscal 2004 to ¥197,903 million. This decrease primarily reflected an improvement in underwriting results and a decrease in life premiums.

     Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims. The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premiums are deferred and recognized in income during the periods when the insurance is in force or when future benefit payments are expected to become due. Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis. We believe that our estimated provisions for future policy benefits and for losses at March 31, 2004 are adequate to cover our life insurance liability. However, our ultimate liability may vary from these estimates.

     Income credited to investment deposits by policyholders increased by 4.3% in fiscal 2004 to ¥58,414 million. This increase was primarily due to the expansion of the life annuity business.

     We incurred policy acquisition costs in fiscal 2004 of ¥558,978 million, a decrease of 2.1% from fiscal 2003. This decrease primarily reflected our efforts to reduce expenses.

     Other operating expenses increased by 3.5% in fiscal 2004 to ¥100,097 million. This increase was primarily due to an increase in expenses relating to the planned merger of Tokio Marine and Nichido Fire.

     Net investment income in fiscal 2004 was ¥126,173 million, an increase of ¥17,862 million, or 16.5%, from fiscal 2003. This increase primarily reflected an increase in interest earned on fixed maturities and a decrease in impairments on loans.

     Realized losses on investments decreased to ¥3,855 million in fiscal 2004 from ¥29,875 million in fiscal 2003. The decrease in losses primarily reflected a decrease in impairments of equity securities reflecting the recovery of the Japanese equity market, partly offset by the decrease in realized gains on sales of equity securities.

     Losses on derivatives in fiscal 2004 were ¥36,755 million, as compared to gains of ¥76,564 million in fiscal 2003. These losses primarily reflected losses of ¥45,775 million on interest swap agreements, partially offset by gains from foreign exchange contracts in the amount of ¥7,458 million and gains on credit default swaps in the amount of ¥6,797 million. We utilize interest rate swaps in our economical hedging activities for our asset liability management and foreign exchange contracts to economically hedge our foreign currency exposure.

     Income before income tax expense, extraordinary items and cumulative effect of accounting changes decreased to ¥152,267 million in fiscal 2004 from ¥201,308 million in fiscal 2003, a decrease of 24.4%.

     Income tax expense for fiscal 2004 was ¥49,385 million, a decrease of 31.0% compared to fiscal 2003. The effective tax rate decreased to 32.4% in fiscal 2004 from 35.6% in fiscal 2003. This decrease in the effective tax rate reflected an increase in income earned in low income tax rate countries.

     Income before extraordinary items and cumulative effect of accounting changes decreased to ¥102,882 million in fiscal 2004 from ¥129,694 million in fiscal 2003, a decrease of 20.7%.

     We did not recognize any extraordinary items in fiscal 2004. We recognized extraordinary items of ¥248,323 million in fiscal 2003 with respect to unallocated negative goodwill arising from the business combination with Nichido Fire.

     There were no accounting changes that resulted in any cumulative effect of accounting changes in fiscal 2004 and 2003.

     As a result of the foregoing, our net income decreased to ¥102,882 million in fiscal 2004 from ¥378,017 million in fiscal 2003, a decrease of 72.8%. This decrease was mainly due to the decrease of income from extraordinary items. In fiscal 2003, we have recognized income from extraordinary items, unallocated negative goodwill arising from the business combination of Tokio Marine and Nichido Fire, in the amount of ¥248,323 million. The remaining decrease was due to a decrease in income before extraordinary items and cumulative effect of accounting changes.

     Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Our consolidated statement of income for the fiscal year ended March 31, 2003, or fiscal 2003, reflected the inclusion of the results of operations of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Consistent with U.S. GAAP and with Exchange Act requirements regarding the presentation of our financial statements, our consolidated statement of income for the fiscal year ended March 31, 2002, or fiscal 2002, has not been restated to reflect the inclusion of Nichido Fire and its consolidated subsidiaries. Accordingly, our results of operations for fiscal 2003 are not directly comparable to our results of operations for fiscal 2002. The following discussion provides certain information regarding the magnitude of the impact of the inclusion of Nichido Fire and its consolidated subsidiaries in our consolidated statement of income for the year ended March 31, 2003.

     Our direct premiums written for property and casualty insurance for fiscal 2003 were ¥1,987,463 million, an increase of 31.7% from ¥1,509,615 million in fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 28.1% in our direct premiums written compared to fiscal 2002. Net premiums written for property and casualty insurance, which represent direct premiums written plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥1,898,557 million in fiscal 2003, an increase of 37.4% from ¥1,381,483 million in fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 28.7% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to a decrease in premiums ceded to the government for compulsory automobile liability insurance, reflecting the abolition of the government reinsurance scheme.

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

     Principal property and casualty insurance lines fared as follows:

•	Voluntary Automobile Insurance. Net premiums written for voluntary automobile insurance, the largest line of our property and casualty insurance business, increased by 28.1% in fiscal 2003 to ¥898,119 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 29.3% in our net premiums written compared to fiscal 2002. This increase was partially offset primarily due to the discount in premium rates granted upon the renewal of policies that did not experience any loss in the prior period. The net loss ratio increased from 55.6% in fiscal 2002 to 56.6% in fiscal 2003, mainly due to the high loss ratio in our overseas business in fiscal 2003 and the inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003.

•	Compulsory Automobile Liability Insurance. Net premiums written for compulsory automobile insurance increased by 144.5% in fiscal 2003 to ¥280,883 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 56.5% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to a decrease in premiums ceded to the government, reflecting the abolition of the government reinsurance scheme. The net loss ratio increased from 65.4% in fiscal 2002 to 74.4% in fiscal 2003, mainly due to the abolition of the government reinsurance scheme.

•	Fire and Allied Lines Insurance. Net premiums written for fire and allied lines insurance amounted to ¥258,981 million in fiscal 2003, an increase of 45.8% from fiscal 2002. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 40.8% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to expanding sales of these insurance products through banks. The net loss ratio decreased from 39.8% in fiscal 2002 to 35.3% in fiscal 2003, reflecting the foreign currency gains attributable to the appreciation of the yen, and also reflecting the terrorist attacks in the United States in fiscal 2002, which pushed up the loss ratio in fiscal 2002.

•	Personal Accident Insurance. Net premiums written for personal accident insurance increased by 27.9% in fiscal 2003 to ¥155,077 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 25.4% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to expanding sales of so-called “third sector” insurance products, which include cancer insurance and medical insurance products. The net loss ratio decreased from 43.3% in fiscal 2002 to 42.8% in fiscal 2003.

•	Cargo and Transit Insurance. Net premiums written for cargo and transit insurance increased by 12.8% in fiscal 2003 to ¥62,373 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 4.2% in our net premiums written compared to fiscal 2002. The remaining increase mainly reflected an increase in premium rates for war insurance coverage. The net loss ratio decreased from 51.7% in fiscal 2002 to 46.7% in fiscal 2003, mainly due to our efforts to improve underwriting results.

•	Hull Insurance. Net premiums written for hull insurance amounted to ¥14,200 million in fiscal 2003, unchanged from fiscal 2002. The net loss ratio increased from 68.0% in fiscal 2002 to 90.1% in fiscal 2003, mainly due to an increase in large claims.

•	Other Insurance. Net premiums written for all other types of property and casualty insurance, including liability insurance, workers’ compensation insurance, guarantee insurance, movable comprehensive insurance, aviation and miscellaneous pecuniary loss insurance, increased by 16.0% in fiscal 2003 to ¥228,924 million. The inclusion of Nichido Fire’s results of operations in our consolidated statement of income in fiscal 2003 accounted for an increase of 10.1% in our net premiums written compared to fiscal 2002. The remaining increase was mainly due to an increase in premium rates reflecting the hard insurance market. The net loss ratio decreased from 67.2% in fiscal 2002 to 56.7% in fiscal 2003, mainly due to the increase in premium rates and the foreign currency gains attributable to the appreciation of the yen.

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

     The following table, prepared on a U.S. GAAP basis, shows our recorded investment in impaired loans and specific valuation allowances as of each of the dates indicated:

	As of March 31,
	2004(1)	2003(1)	2002(1)
	(yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥13,408	¥31,483	¥16,726
Collateral and bank guaranteed loans	7	11,360	—
Unsecured loans	17,808	23,153	30,564

Total	¥31,223	¥65,996	¥47,290

Specific valuation allowances:
Mortgage loans on real estate	¥6,110	¥12,862	¥8,264
Collateral and bank guaranteed loans	7	4,865	—
Unsecured loans	9,807	12,378	15,806

Total	¥15,924	¥30,105	¥24,070

(1)	Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “— Overview — Business Combination”.

     In addition to the valuation allowances reflected in the table above, we have made additional allowances for other loans based on past loss experience and current economic conditions. These additional allowances were ¥3,808 million at March 31, 2004.

Cash Flows

     Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

     Net cash provided by operating activities was ¥380,647 million in fiscal 2004, compared to ¥440,365 million in fiscal 2003. This decrease was primarily attributable to a decrease in net income, a decrease in payable for current income taxes and a decrease in other liabilities, partially offset by absence of extraordinary items, a decrease in derivatives assets and liabilities (net) and an increase in losses, claims and loss adjustment expense reserve net of ceded reinsurance.

     Net cash used in investing activities was ¥253,397 million in fiscal 2004, compared to ¥391,219 million in fiscal 2003. This decrease was principally due to an increase in proceeds from the sale of fixed maturity securities, a decrease in the cost of fixed maturity and equity securities purchased, partially offset by a decrease in the results from short-term investments.

     Net cash used in financing activities was ¥34,828 million in fiscal 2004, compared to ¥31,755 million in fiscal 2003. This increase was mainly attributable to an increase in cash used for the purchase of treasury stock, partially offset by an increase in cash received under securities lending transactions and a decrease in net cash used in investment deposits by policyholders.

     The operating, investing and financing activities described above resulted in net cash at March 31, 2004 of ¥432,874 million, compared to ¥339,978 million at March 31, 2003, representing an increase of ¥92,896 million.

     Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Our cash flow statements for fiscal 2003 reflected the inclusion of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Accordingly, our cash flow statements for fiscal 2003 are not directly comparable to our cash flow statements for fiscal 2002.

     Net cash provided by operating activities was ¥440,365 million in fiscal 2003, compared to ¥346,885 million in fiscal 2002. This increase was primarily attributable to an increase in net income and unearned premiums net of ceded insurance.

     Net cash used in investing activities was ¥391,219 million in fiscal 2003, compared to ¥19,518 million in fiscal 2002. This increase was principally due to an increase in the cost of fixed maturity securities purchased, partially offset by an increase in proceeds from fixed maturity securities sold and redeemed as well as equity securities sold.

     Net cash used in financing activities was ¥31,755 million in fiscal 2003, compared to ¥117,787 million in fiscal 2002. This decrease was mainly attributable to an increase in cash flows from investment deposits funded by policyholders and yields on these deposits, as well as the proceeds from issuance of debt, which was partially offset by an increase in withdrawals of investment deposits by policyholders.

     The operating, investing and financing activities described above resulted in net cash at March 31, 2003 of ¥339,978 million, compared to ¥322,302 million at March 31, 2002, representing an increase of ¥17,676 million.

Recent Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We adopted SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our financial position and results of operations for the year ended March 31, 2004.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45. FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on our financial statements. The disclosure requirements were effective for financial statements for the periods ending after December 15, 2002. We adopted the disclosure requirements effective on March 31, 2003. See note 14 to our consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, or FIN 46. FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity, or VIE, if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to Interpretation No. 46, or FIN 46R. FIN 46R retains many of the basic concepts introduced in FIN 46, but it also introduces a new scope exception for a certain type of entities that qualify as “business” as defined in FIN 46R, revises the method of calculating the expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. We adopted FIN 46 for VIEs created after January 31, 2003. We will adopt FIN 46R for all VIEs effective April 1, 2004. We do not see the adoption of FIN 46R to have a material effect on our financial position or results of operations. See note 3 to our consolidated financial statements.

     In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, or SOP 03-1. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for certain nontraditional contracts with long duration and for separate accounts. A provision of SOP 03-1 requires the establishment of reserves in addition to the account balance for contracts containing certain features that provide guaranteed death or other insurance benefits and guaranteed income benefits. SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003. SOP 03-1 is not applied retroactively to financial statements for prior years, and initial application should be as of the beginning of an entity’s fiscal year. We will adopt SOP 03-1 effective April 1, 2004. We are currently evaluating the impact of adopting SOP 03-1.

     In November 2003, the Emerging Issues Task Force, or the EITF, reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, or EITF 03-01, that certain quantitative and qualitative disclosures are required for equity and fixed maturity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The guidance requires companies to disclose, by investment category, the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months. In March 2004, the EITF reached a consensus also on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. We have adopted these disclosure requirements beginning with our consolidated financial statements as of and for the year ended March 31, 2004. See note 3 to our consolidated financial statements.

     In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” to require additional disclosures relating to pension plans and other postretirement benefit plans. In addition to the existing disclosure requirements for pensions and postretirement benefits, disclosures relating to pension plan assets, obligations, cash flows and net periodic benefit costs are required beginning with the fiscal year ending after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ending after June 30, 2004. We have adopted these disclosure requirements beginning with our consolidated financial statements as of and for the year ended March 31, 2004. See note 10 to our consolidated financial statements.

     In January 2003, the EITF released Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, or EITF 03-02. EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company’s pension plan which substitutes for the welfare pension plan administered by the Japanese government. We will adopt EITF 03-02 on transferring the substitutional portion of our pension plan in fiscal 2006 or later. The effect on our consolidated financial statements of the transfer has not yet been determined. See note 10 to our consolidated financial statements.

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

     As part of our integrated risk management system, our subsidiaries also conduct risk management based on our integrated risk management policy. Tokio Marine, Nichido Fire and Tokio Marine & Nichido Life quantify market risk and asset-liability management risk, which are discussed in detail below under “Quantitative and Qualitative Disclosures About Market Risk”. We also identify and monitor the following risks:

•	Property and casualty insurance risk

Risk of loss arising from fluctuations in the loss ratio and operating expense ratio expected at the time of calculating premiums.

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

Risk of loss arising from being forced to dispose of assets at a significant discount to prevailing market prices because of a shortage of funds, market disruptions or other unexpected events.

•	Operational risk

Risk of loss resulting from inadequate or failed internal processes and systems or from external events.

Quantitative and Qualitative Disclosures About Market Risk

Property and Casualty Insurance Business

     We conduct our property and casualty insurance business primarily through Tokio Marine and Nichido Fire and their respective subsidiaries. A substantial portion of the investments relating to our property and casualty insurance business are made at the Tokio Marine and Nichido Fire parent company level. Tokio Marine’s and Nichido Fire’s subsidiaries conduct market risk management with respect to their own investments, and report the status of their market risk situations to Tokio Marine and Nichido Fire on a regular basis. Except as otherwise noted, the following discussion relates to market risk management of Tokio Marine and Nichido Fire only (and not their subsidiaries).

     Market Risk Generally

     Our property and casualty insurance business accumulates assets primarily because it receives premiums for underwriting insurance policies in advance of being required to make payments for claims under those policies as well as deposits for deposit-type insurance policies. Our property and casualty insurance business funds the benefits it provides under insurance policies with gains and income generated by its investment portfolio assets. These investments are subject to market risk. The following is a discussion of our property and casualty insurance business’ primary market risk exposures and how those exposures were managed as of March 31, 2004.

     Investment Objectives

     Tokio Marine and Nichido Fire invest premiums and deposits received from policyholders in various investments. Their principal investment objectives are to maximize their net asset value and maintain sufficient liquidity in their investment assets to meet insurance payment obligations while controlling risk within an acceptable range. They also seek to safeguard the interests of policyholders and shareholders.

     Market Risk Measurement

     Tokio Marine’s and Nichido Fire’s primary market risk exposures are to potential changes in interest rates and equity prices, as well as foreign exchange rates.

     Tokio Marine and Nichido Fire define interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine and Nichido Fire are exposed to interest rate risk due to their investments in fixed income instruments, particularly bonds, loans and other long-term investments. In addition, they are exposed to interest rate risk due to interest rate sensitive obligations and liabilities, including deposit-type insurance and long-term insurance policies. See “— Assets to meet future obligations”. Tokio Marine and Nichido Fire risk a loss because both the market value of fixed income instruments and the present value of their obligations and liabilities may vary when market interest rates fluctuate. Between March 31, 2004 and March 31, 2003, interest rate risk of Tokio Marine’s deposit-type insurance account decreased primarily due to the increased utilization of interest rate swap arrangements and long term bonds for hedging purposes. Interest rate risk of Tokio Marine’s general policy account portfolio also decreased owing to a change in the interest rate risk sensitivity curve primarily due to changes in the level of interest rates between March 31, 2004 and March 31, 2003. There was no significant change in Nichido Fire’s interest rate risk between March 31, 2004 and March 31, 2003.

     Tokio Marine and Nichido Fire have a risk of loss due to equity prices because the value of their equity securities may decline. Most of Tokio Marine’s and Nichido Fire’s equity investments are intended to be held for the long term. Tokio Marine’s and Nichido Fire’s equity holdings are primarily in the Japanese market. Between March 31, 2004 and March 31, 2003, the level of Tokio Marine’s and Nichido Fire’s equity price risk increased as a result of increases in Japanese equity prices.

     Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than Tokio Marine’s and Nichido Fire’s functional currency, which is the yen, due to fluctuations of foreign exchange rates. Tokio Marine and Nichido Fire are exposed to foreign exchange rate risk because some of their assets are denominated in a currency other than the yen. If the value of a foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would also decline. Tokio Marine’s and Nichido Fire’s primary exposures for foreign exchange rate risk are the U.S. dollar, euro and pound sterling. Between March 31, 2004 and March 31, 2003, there was no significant change in Tokio Marine’s and Nichido Fire’s foreign exchange rate risk.

     Tokio Marine and Nichido Fire do not hold physical or derivative commodity positions.

     We do not anticipate significant changes in the composition of Tokio Marine’s and Nichido Fire’s primary market risk exposures or in how those exposures are managed in future reporting periods.

     Market Risk Management and Risk Exposure Estimates

     As risks associated with managing assets and liabilities are becoming increasingly diversified and complex, we seek to continue to enhance the risk management systems of our property and casualty insurance business and to adopt more sophisticated methods to manage their various risks. Tokio Marine’s and Nichido Fire’s financial risk management departments, which are independent of their asset management divisions, are responsible for overseeing their market risk management process. This process includes establishing appropriate controls, policies and procedures relating to market risks; ensuring appropriate senior management oversight of market risk-taking and risk controlling activities; and analyzing, monitoring and reporting market risks.

     Tokio Marine

     Tokio Marine divides its assets under management into the following three categories for investment and risk management purposes, with investment and risk management policies tailored to each category:

•	Assets to meet future obligations;

•	Risk assets; and

•	Other assets.

     Assets to meet future obligations. Assets to meet future obligations are intended to provide reserves for insurance policies, including deposit-type insurance and long-term insurance policies. To ensure that Tokio Marine can make required payments on those policies at maturity without regard to interest rate fluctuations, both the assets and the liabilities must be managed effectively. This is called asset-liability management. Tokio Marine has been developing an advanced asset-liability management system and believes that it maintains a well-controlled portfolio that includes various bonds, loans and interest rate swap transactions used for hedging purposes.

     In addition, to enhance its asset-liability management capabilities with respect to deposit-type insurance policies, Tokio Marine groups investment deposit contracts primarily by type and duration of insurance policies. Each month, Tokio Marine measures interest rate sensitivity for the assets and liabilities in each of these groups. Based upon these measurements, Tokio Marine utilizes interest rate swaps in an effort to control the interest rate sensitivity in the assets and the liabilities in each group of investment deposits. At March 31, 2004, Tokio Marine had ¥3.1 trillion notional amount of interest rate swaps outstanding primarily to hedge its exposure in respect of deposit-type insurance policies.

     In Tokio Marine’s sensitivity analysis model, a hypothetical change in market rates is selected that Tokio Marine expects to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine defines “near-term” to mean a period of up to one year from the date of its most recent consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in the following discussion, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine would take to mitigate these hypothetical losses in fair value.

     The following tables show the effect of hypothetical changes in interest rates on the present value of the surplus in Tokio Marine’s (parent company only) asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (before taxes and future policy dividends) as of March 31, 2004 and March 31, 2003. The information presented in the following tables was prepared for risk management purposes and does not present the effect of actual changes in interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine.

	As of March 31, 2004
	Yield curve shift(1)
	-1%	±0%	1%	+2%
	(yen in billions)
General Policy Account	¥(5.7)	¥0.0	¥(6.2)	¥(15.5)
Deposit-Type Insurance Account	(15.7)	0.0	13.9	24.5

Asset-Liability Portfolio (Tokio Marine non-consolidated)	¥(21.3)	¥0.0	¥7.7	¥9.0

	As of March 31, 2003
	Yield curve shift(1)
	-1%	±0%	1%	+2%
	(yen in billions)
General Policy Account	(30.1)	¥0.0	¥2.4	¥(4.9)
Deposit-Type Insurance Account	(33.1)	0.0	29.2	51.5

Asset-Liability Portfolio (Tokio Marine non-consolidated)	¥(63.2)	¥0.0	¥31.6	¥46.6

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated.

     Assets to meet future obligations are exposed to credit risk and liquidity risk. Credit risk increase when bonds and loans in a portfolio suffer significant defaults. In addition to using a corporate rating system, Tokio Marine manages credit risk with its Value-at-Credit Risk model, which Tokio Marine developed to estimate credit risk. We believe this model has enhanced Tokio Marine’s ability to manage its credit risk portfolio. Tokio Marine manages liquidity risk by aiming to maintain various ways to raise funds quickly for the prompt payment of insurance claims and to ensure sufficient liquidity.

     Risk assets. Risk assets are those investments which purely pursue high profitability compared to risk amount. Tokio Marine’s risk assets include bonds, stocks, derivatives and foreign currency positions in the currencies of industrialized nations.

     Each month, Tokio Marine measures the risks that result from its risk asset portfolio utilizing the expected shortfall method, at a 99% confidence level over a one-year period. Under this method, Tokio Marine estimates the expected loss in the fair value of its risk portfolio based on the occurrence of losses that are outside of the 99% confidence interval, as compared to the value-at-risk of that portfolio, which is estimated based on the occurrence of a loss at the 99% confidence level. Like the value-at-risk, the expected shortfall method takes into account market factors to which the market value of the portfolio position is exposed (interest rates, equity prices and foreign exchange rates), the sensitivity of the position to changes in those market factors, and the volatilities and correlation of those factors. This method also makes assumptions about market behavior. Assuming a normal distribution, the expected shortfall for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.67, while the value-at-risk for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.33.

     The following tables present the expected shortfall for Tokio Marine’s risk asset portfolio for the years ended March 31, 2004 and March 31, 2003, calculated over a one-year period. In our annual report for the year ended March 31, 2003, we presented the expected shortfall calculated over a one-month period. To facilitate a period-to-period comparison, we have recalculated the figures for the year ended March 31, 2003 over a one-year period. This change does not constitute any change to our risk management method and is a change in the method of presentation only.

	Year ended March 31, 2004
	Expected shortfall for risk assets portfolio(1)
Risk category	Average	High	Low	As of March 31, 2002
	(yen in billions)
Interest rate	¥7.0	¥9.9	¥3.5	¥9.9
Foreign exchange	13.2	21.4	10.1	21.4
Equities	49.7	56.0	44.0	47.0

	Year ended March 31, 2003
	Expected shortfall for risk assets portfolio(1)
Risk category	Average	High	Low	As of March 31, 2003
	(yen in billions)
Interest rate	¥4.1	¥8.3	¥0.5	¥0.5
Foreign exchange	9.8	14.5	0.6	11.3
Equities	37.8	39.7	36.2	36.2

(1)	Calculated over a one-year period and based on a 99% confidence level.

     Other assets. Other assets are those held mainly for the purpose of operating the property and casualty insurance business. The profitability of these assets is determined in an integrated manner with the profitability of insurance operations.

     At March 31, 2004, the market value of Tokio Marine’s Japanese equity securities in this portfolio was ¥2,677.1 billion, which accounted for 41.9% of Tokio Marine’s total investments across all portfolios. Consequently, Tokio Marine’s net asset value tends to fluctuate considerably in accordance with price movements in the domestic stock market.

     We estimated that a ten percent downward movement in the level of the Nikkei Stock Average would have caused a loss in the fair value of Tokio Marine’s other assets of ¥235.6 billion and ¥183.0 billion as of March 31, 2004 and March 31, 2003.

     Nichido Fire

     Nichido Fire’s material market risk exposures in its investment portfolio relate to interest rates, equity prices and foreign exchange rates. Nichido Fire does not have a material trading portfolio.

     Nichido Fire uses a risk modeling technique known as “sensitivity analysis” to analyze the implications of changes in market conditions on investments it holds. Nichido Fire defines sensitivity analysis as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected period of time.

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

     Interest rate risk. The following tables show the effect of hypothetical interest rate fluctuations on the present value of the surplus in Nichido Fire’s (parent company only) asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (before taxes and future policy dividends) as of March 31, 2004 and March 31, 2003. The information presented in the following tables was prepared for risk management purposes and does not present the effect of actual changes in interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Nichido Fire.

	As of March 31, 2004
	Yield curve shift(1)
	-1%	±0%	1%	+2%
	(yen in billions)
General Policy Account	¥(7.8)	¥0.0	¥6.7	¥12.1
Deposit-Type Insurance Account	(5.9)	0.0	8.6	15.9

Asset-Liability Portfolio (Nichido Fire non-consolidated)	¥(13.7)	¥0.0	¥15.3	¥28.0

	As of March 31, 2003
	Yield curve shift(1)
	-1%	±0%	1%	+2%
	(yen in billions)
General Policy Account	¥(3.3)	¥0.0	¥3.5	¥6.4
Deposit-Type Insurance Account	(7.1)	0.0	12.8	23.5

Asset-Liability Portfolio (Nichido Fire non-consolidated)	¥(10.4)	¥0.0	¥16.3	¥29.9

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated.

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

     The following table shows the sensitivity of Nichido Fire’s investments to hypothetical changes in equity prices and foreign exchange values, by category of market risk, as of March 31, 2004 and March 31, 2003. The information presented in the following tables was prepared for risk management purposes and does not present the effect of actual changes in foreign exchange rates or stock prices that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Nichido Fire.

	As of March 31, 2004
	Percentage change
Risk category	-10%	±0%	+10%
	(yen in billions)
Equities(1)	¥(55.3)	¥0.0	¥55.3
Foreign exchange(2)	(4.8)	0.0	4.8

	As of March 31, 2003
Risk category	Percentage change
	-10%	±0%	+10%
	(yen in billions)
Equities(1)	¥(41.8)	¥0.0	¥41.8
Foreign exchange(2)	(20.4)	0.0	20.4

(1)	For equity price risk, a ten percent uniform upward or downward movement in the benchmark Nikkei Stock Average as of March 31, 2004 (¥11,715) and March 31, 2003 (¥7,972) was assumed for calculating the market value of Nichido Fire’s portfolio.

(2)	For foreign exchange risk assets, a ten percent upward or downward change in foreign currencies against the yen as of March 31, 2004 and March 31, 2003 was assumed for calculating the market value of Nichido Fire’s portfolio.

Life Insurance Business

     We operate our life insurance business primarily through our subsidiary Tokio Marine & Nichido Life, which was formed in October 2003 as the result of the merger of Tokio Marine Life and Nichido Life. See “Business — Life Insurance Business.” The integration of the risk management functions of Tokio Marine Life and Nichido Life was completed in October 2003. Information presented as of a date or for a period ended prior to October 2003 was prepared for comparison purposes only and presents a combination of Tokio Marine Life’s and Nichido Life’s historic data.

     Market Risk Generally

     Tokio Marine & Nichido Life accumulates assets primarily because it receives premiums for underwriting insurance policies in advance of being required to make payments for claims under those policies. Tokio Marine & Nichido Life funds the benefits it provides under insurance policies with gains and income generated by its investment portfolio assets. These investments are subject to market risk but are strictly managed under Tokio Marine & Nichido Life’s asset-liability management system. The following is a discussion of Tokio Marine & Nichido Life’s primary market risk exposures and how those exposures were managed as of March 31, 2004.

     Investment Objectives

     Tokio Marine & Nichido Life invests premiums and deposits received from policyholders in various investments. Its principal investment objective is to effectively control the effect of interest rate fluctuation on the surplus, measured as the difference between the present value of its assets and that of its liabilities, and maintain stable net investment income.

     Market Risk Measurement

     Tokio Marine & Nichido Life’s primary market risk exposures are to potential changes in interest rates.

     Tokio Marine & Nichido Life defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine & Nichido Life is exposed to interest rate risk due to its investments in fixed income instruments, particularly bonds, policy loans and other long-term investments. In addition, Tokio Marine & Nichido Life is exposed to interest rate risk due to interest rate sensitive obligations and liabilities. See “— Assets to meet future obligations”. Tokio Marine & Nichido Life risks a loss because both the market value of fixed income instruments and the present value of its obligations and liabilities may vary when market interest rates fluctuate. Between March 31, 2004 and March 31, 2003, Tokio Marine & Nichido Life’s interest rate risk decreased primarily due to the increased utilization of interest rate swap arrangements in its asset-liability management which has significantly reduced Tokio Marine & Nichido Life’s exposure to fluctuations in the interest rate environment.

     Tokio Marine & Nichido Life’s investments in equities expose it to changes in equity prices. However, Tokio Marine & Nichido Life’s investment in equity securities is small and its exposure to equity price risk is therefore not material.

     Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than Tokio Marine & Nichido Life’s functional currency, which is the yen, due to fluctuations of foreign exchange rates. Tokio Marine & Nichido Life is exposed to foreign exchange rate risk because some of its assets are denominated in a currency other than the yen. If the value of a foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would also decline. Tokio Marine & Nichido Life’s primary exposures for foreign exchange rate risk are the U.S. dollar. However, Tokio Marine & Nichido Life’s asset-liability management seeks to maintain foreign currency denominated assets that approximately correspond to its foreign currency denominated liabilities. As a result, any change in foreign exchange rates that would affect the value of Tokio Marine & Nichido Life’s foreign currency denominated assets would be expected to have an approximately offsetting effect on the value of Tokio Marine & Nichido Life’s foreign currency denominated liabilities. Therefore, Tokio Marine & Nichido Life does not have material exposure to foreign exchange rate risk.

     Tokio Marine & Nichido Life does not hold physical or derivative commodity positions.

     We do not anticipate significant changes in the composition of Tokio Marine & Nichido Life’s primary market risk exposures or in how those exposures are managed in future reporting periods.

     Market Risk Management and Risk Exposure Estimates

     As risks associated with managing assets and liabilities are becoming increasingly diversified and complex, Tokio Marine & Nichido Life continues to seek to enhance its risk management systems and to adopt more sophisticated methods to manage its various risks. Its risk management section, which is independent of Tokio Marine & Nichido Life’s asset management sections, is responsible for overseeing Tokio Marine & Nichido Life’s market risk management process. This process includes establishing appropriate controls, policies and procedures relating to market risk; ensuring appropriate senior management oversight of market risk-taking and risk controlling activities; and analyzing, monitoring and reporting market risk.

     Tokio Marine & Nichido Life divides its assets under management into the following two categories for investment and risk management purposes, with investment and risk management policies tailored to each category:

•	Assets to meet future obligations; and

•	Other assets.

     Tokio Marine & Nichido Life does not have a material trading portfolio.

     Assets to meet future obligations. Assets to meet future obligations are intended to provide reserves for insurance policies. To ensure that Tokio Marine & Nichido Life can make required payments on those policies at maturity without regard to interest rate fluctuations, both the assets and the liabilities must be managed effectively. This is called the asset-liability management. Tokio Marine & Nichido Life has been developing an advanced asset-liability management system and believes that it maintains a well-controlled portfolio that includes various bonds and interest rate swap transactions used for hedging purposes.

     To enhance its asset-liability management capabilities with respect to insurance policies, Tokio Marine & Nichido Life groups life insurance and investment contracts primarily by type and duration of insurance policies. Each month, Tokio Marine & Nichido Life measures interest rate sensitivity for the assets and liabilities in each of these groups. Based upon these measurements, Tokio Marine & Nichido Life utilizes interest rate swaps in an effort to control the interest rate sensitivity in the assets and the liabilities in each group of insurance policies. At March 31, 2004, Tokio Marine & Nichido Life had ¥0.2 trillion notional amount of interest rate swaps outstanding.

     In Tokio Marine & Nichido Life’s sensitivity analysis model, a hypothetical change in market rates is selected that Tokio Marine & Nichido Life expects to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine & Nichido Life defines “near-term” to mean a period of up to one year from the date of its most recent consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in the following discussion, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine & Nichido Life would take to mitigate these hypothetical losses in fair value.

     Tokio Marine & Nichido Life’s exposure to credit risk with respect to its investment securities which are categorized as assets to meet future obligations is not significant as it invests primarily in government bonds and government-guaranteed bonds and does not invest in corporate bonds. Tokio Maine & Nichido Life is exposed to credit risk in the form of counterparty risk in connection with its interest rate swap transactions. Tokio Marine & Nichido Life manages credit risk that arises from its interest rate swap transactions by entering into collateral arrangements through credit support annexes and manages its collateral on a daily basis.

     The following tables show the effect of hypothetical changes in interest rates on the present value of the surplus in Tokio Marine & Nichido Life’s asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (before taxes and future policy dividends) as of March 31, 2004 and March 31, 2003. The information presented in the following tables was prepared for risk management purposes and is not indicative of the effect of actual changes in interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine & Nichido Life.

	As of March 31, 2004
	Yield curve shift(1)
	-1%	±0%	1%	+2%
	(yen in billions)
Asset-Liability Portfolio	¥(32.3)	¥0.0	¥15.4	¥20.7

	As of March 31, 2003
	Yield curve shift(1)(2)
	-1%	±0%	1%	+2%
	(yen in billions)
Asset-Liability Portfolio	¥(165.4)	¥0.0	¥112.2	¥182.1

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated and excludes assets in foreign currencies which are not material.

(2)	The information as of March 31, 2003 represents the arithmetical sum of the effect of hypothetical changes in interest rates on the present value of the surplus in each of Tokio Marine Life’s and Nichido Fire Life’s asset-liability portfolios as of March 31, 2003.

     Between March 31, 2004 and March 31, 2003, Tokio Marine & Nichido Life’s interest rate risk decreased primarily due to the increased utilization of interest rate swap arrangements in its asset-liability management which has significantly reduced Tokio Marine & Nichdo Life’s exposure to fluctuations in the interest rate environment.

     Other assets. Assets under this category are primarily policy loans and equity investments. The outstanding aggregate amount of policy loans as of March 31, 2004 was ¥19.1 billion. Policy loans are secured by policy liabilities and investment deposits under the respective policies. At March 31, 2004, the market value of Japanese equity securities in this portfolio was ¥3.3 billion, which accounted for 0.2% of the aggregate value Tokio Marine & Nichido Life’s total investments across all portfolios. Consequently, the effect of price movements in the domestic stock market on Tokio Marine & Nichido Life’s investment assets is not significant.

Limitations of Market Risk Management

     Certain of the statements contained in this discussion of our market risks may constitute forward looking statements. These statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in those statements. These risks and uncertainties include, among other things:

•	Changes in the composition of our financial instruments that are subject to market risk, including as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation;

•	Changes in the volatility of particular instruments or groups of instruments, including, without limitation, as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets;

•	Deviations of the actual behavior of particular markets from those that are indicated by statistical models used by Tokio Marine, Nichido Fire and Tokio Marine & Nichido Life; and

•	Deviations of actual loss experience from the results that might be indicated by statistical analysis.

Liquidity and Capital Resources

Liquidity

     In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts.

     The liquidity of a property and casualty insurer’s operations is generally affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of which are inherently unpredictable, may also increase liquidity requirements for a property and casualty insurer’s operations.

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

     We made capital expenditures of ¥17.6 billion in the year ended March 31, 2004, ¥11.5 billion in the year ended March 31, 2003 and ¥3.7 billion in the year ended March 31, 2002, in each case primarily for real estate for operational and lease purposes and for information technology systems development and equipment. At March 31, 2004, we had commitments in the amount of ¥10.1 billion for capital expenditure.

     Our debt outstanding amounted to ¥213,446 million as of March 31, 2004, of which the current portion amounted to ¥15,016 million. Debt outstanding at March 31, 2004 was comprised of the following:

	Due	(yen in millions)
Loans, 0.02% to 3.99%	2005-2016	¥13,627
Equity linked notes, 2.20% to 28.00%	2005	1,716
Equity linked notes, zero coupon	2006-2007	6,192
Fixed rate notes, 0.01% to 0.96%	2005-2010	27,024
Floating rate notes, 0.06%	2005	2,000
Credit linked notes, 1.99% to 11.18%	2007	22,644
Unsecured bonds, 1.47% to 2.78%	2006-2021	135,843
Other notes	2034	4,400

Total debt outstanding		¥213,446

     These borrowings were made primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

     We also maintain investment deposits by policyholders, which are liabilities that must be returned to the policyholders under long-term insurance coverage unless there has been a substantial settlement under the policy. Investment deposits by policyholders amounted to ¥2,704,861 million at March 31, 2004.

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

     Effective as of August 19, 2003, we reduced our statutory additional paid in capital in the amount of ¥500 billion pursuant to Article 289, section 2 of the Japanese Commercial Code and transferred that amount to our other capital surplus. This transfer enables us, among other things, to repurchase our own shares of common stock. At our general shareholders’ meeting on June 29, 2004, our shareholders approved a change to our Articles of Incorporation, entitling our board of directors to approve share buybacks. During the period beginning on July 1, 2004 and ending on September 3, 2004, we have repurchased 17,347 shares for an aggregate purchase price of approximately ¥27,400 million. At our general shareholders’ meeting on June 27, 2003, our shareholders approved a share buyback of up to 120,000 shares of our common stock with an aggregate value of no more than ¥100 billion, pursuant to which we repurchased 75,646 shares for an aggregate purchase price of approximately ¥100 billion during the period from July 1, 2003 to May 21, 2004.

Off-Balance Sheet Arrangements

     We issue guarantees in various transactions to enhance the credit standing of our customers and third parties. These guarantees represent irrevocable assurances that we will make payment in the event that the primary obligor of the guaranteed obligation fails to fulfill its obligation to third parties. We are obliged to make payment when the primary obligor fails to make payments that become due under the guaranteed obligation in accordance with the contractual terms. Our maximum exposure under these guarantees as of March 31, 2004 was approximately ¥2,117 million. At March 31, 2004, we did not recognize any liabilities for these remote loss contingencies. In some cases, the obligations that we guarantee are secured by the guaranteed parties’ operating assets. In the event that we assume the guaranteed parties’ obligation, we would acquire the right to the collateral.

Contractual Obligations

     The table below sets forth the maturities of our contractual cash obligations as of March 31, 2004:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(yen in millions)
Contractual obligations:
Investment deposits by policyholders(1)	¥3,149,544	¥293,332	¥546,512	¥478,881	¥1,830,819
Debt outstanding	213,446	15,016	82,199	6,875	109,356
Capital lease obligation	6,115	3,326	2,789	0	0
Purchase Obligation	10,136	7,562	2,574	0	0

Total contractual cash obligations(2)	¥3,379,241	¥319,236	¥634,074	¥485,756	¥1,940,175

(1)	Investment contracts that have no contractual maturity were excluded from this table. The carrying amount of our investment deposit by policyholders under contracts that have no contractual maturity was ¥118,026 million at March 31, 2004.

(2)	The total amount of expected future pension payments is not included in the above table as such amount is not currently determinable. We expect to contribute approximately ¥15,894 million to our pension plans for the year ending March 31, 2005. See note 10 to our consolidated financial statements.

DIRECTORS AND CORPORATE AUDITORS

Personal Data

     Our current directors were elected to their respective positions with us at the 2004 ordinary general meeting of our shareholders. The term of office for each of our directors will expire at the close of the ordinary general meeting of shareholders convened in 2005. The term of office for three of our corporate auditors, Mr. Kikuchi, Mr. Hanaoka and Mr. Miki, were elected at the 2003 general meeting of our shareholders and their term will expire at the close of the ordinary meeting of shareholders to be convened in 2007. Two of our corporate auditors, Mr. Noji and Ms. Inoguchi, were elected at the 2004 ordinary general meeting of our shareholders and their term will expire at the close of the ordinary meeting of shareholders to be convened in 2008. As of June 29, 2004, we increased the size of our board of directors from 11 directors to 13 directors and the size of our board of corporate auditors from 4 corporate auditors to 5 corporate auditors.

     The following table shows information about our directors and corporate auditors as of August 31, 2004:

			Number of shares
			owned as of
Name	Position	Date of birth	August 31, 2004
Tomio Higuchi	Chairman and Representative Director	October 22, 1942	37.53
Kunio Ishihara	President and Representative Director	October 17, 1943	55.84
Katsuo Handa	Executive Vice President and Representative Director	June 29, 1944	28.33
Yasuo Yaoita	Managing Director (Representative Director)	November 13, 1947	32.47
Tomohiro Kotani	Managing Director (Representative Director)	August 28, 1944	11.21
Shoji Ueno	Director	February 5, 1944	35.02
Yasuo Tago	Director	January 13, 1944	18.59
Minoru Makihara	Director	January 12, 1930	22.00
Masamitsu Sakurai	Director	January 8, 1942	—
Haruo Shimada	Director	February 21, 1943	—
Toshiro Yagi	Director	November 1, 1947	21.61
Sukeaki Ohta	Director	February 27, 1943	39.92
Yoichiro Iwama	Director	September 15, 1943	34.00
Takehisa Kikuchi	Standing Corporate Auditor	December 5, 1941	67.49
Yukiteru Noji	Standing Corporate Auditor	May 4, 1942	13.93
Iwao Hanaoka	Corporate Auditor	January 5, 1934	9.07
Shigemitsu Miki	Corporate Auditor	April 4, 1935	—
Kuniko Inoguchi	Corporate Auditor	May 3, 1952	—

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

     Tomohiro Kotani joined Nichido Fire in 1969. He became a director of Nichido Fire in June 2001. He has served as one of our managing directors since June 2004.

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

     Minoru Makihara joined Mitsubishi Corporation in 1956. He became president of Mitsubishi Corporation in 1992 and chairman of its board of directors in 1998, and he has served as senior corporate advisor since April 2004. He served as a director of Tokio Marine from 1993 through 2002. He has served as one of our directors since April 2002.

     Masamitsu Sakurai joined Ricoh Company, Ltd. In 1966. He became a director of Ricoh Company, Ltd. In 1992 and has served as its president since 1996. He has served as one of our directors since April 2002.

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

     Sukeaki Ohta joined Tokio Marine in 1965. He became a director of Tokio Marine in 1993, a managing director in 1995, a senior managing director in 1998 and served in such function until June 2000. Mr. Ohta became the president of Tokio Marine Life in June 2000 and the president of Tokio Marine & Nichido Life in October 2003. He has served as one of our directors since June 2004. He also serves as president of Tokio Marine & Nichido Life.

     Yoichiro Iwama joined Tokio Marine in 1967. He became a director of Tokio Marine in 1996 and a managing director in 1998. He has served has a one of our directors since June 2004. He also serves as a managing director of Tokio Marine.

     Takehisa Kikuchi joined Tokio Marine in 1964. He became a director of Tokio Marine in 1992, a managing director in 1995 and a senior managing director in 1998. He has served as one of our standing corporate auditors since April 2002. He has also served as a corporate auditor of Tokio Marine since June 2002.

     Yukiteru Noji joined Nichido Fire in 1965. He became a director of Nichido Fire in 1995 and a managing director in 1998. Mr. Noji served as one of our managing directors from June 2003 through June 2004. He has served as one of our standing corporate auditors since June 2004.

     Iwao Hanaoka became an attorney-at-law and joined Kaneko Law Office (currently Kaneko Iwamatsu Law Office) in 1959. He served as a corporate auditor of Nichido Fire from 2000 through 2002. He has served as one of our corporate auditors since April 2002.

     Shigemitsu Miki joined The Mitsubishi Bank, Ltd. In 1958. He became a director of The Mitsubishi Bank, Ltd. in 1986 and president of The Bank of Tokyo-Mitsubishi, Ltd. in 2000 and has served as chairman of its board of directors since June 2004. He served as a corporate auditor of Tokio Marine from 2000 through 2002. He has served as one of our corporate auditors since April 2002. He also serves as chairman of The Bank of Tokyo-Mitsubishi, Ltd.

     Kuniko Inoguchi joined the faculty of foreign studies at Sophia University as assistant in 1980. She became a full-time lecturer, faculty of law, Sophia University in 1980, associate professor in 1981 and professor in 1990. She also served as ambassador extraordinary and plenipotentiary to the United Nations Conference on Disarmament from 2002 through 2004. She has served as one of our corporate auditors since June 2004.

     There are no family relationships between any of our directors and corporate auditors. None of our directors or corporate auditors has any service contract with us or any of our subsidiaries that provides for benefits upon termination of service as a director or corporate auditor.

Compensation and Benefits

     The aggregate compensation, including bonuses, that was paid by Millea and its subsidiaries during the year ended March 31, 2004 to our directors and corporate auditors was ¥400 million and ¥68 million, respectively. The total amount that we set aside or accrued during the year ended March 31, 2004 to provide pension, retirement or similar benefits to our directors and corporate auditors was ¥162 million and ¥4 million, respectively.

     Under the Commercial Code of Japan and local practice, we may make severance payments to retired directors or corporate auditors with shareholder approval when our management proposes such payments based on resolutions of our board of directors. Pursuant to a shareholder approval, the amount of such payments to retired directors is determined by a resolution of the board of directors and the amount of such payments to retired corporate auditors is determined by our board of corporate auditors upon consultation among themselves.

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

     Our articles of incorporation provide for not more than six corporate auditors, one or more of whom may serve as a standing (or full-time) corporate auditor. Corporate auditors are elected at general meetings of shareholders. The normal term of office of a corporate auditor is four years. Corporate auditors may serve any number of consecutive terms. The corporate auditors form the board of corporate auditors. Corporate auditors are under a statutory duty to review the administration of our affairs by the directors, examine the financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders and report their opinions thereon to the shareholders. Corporate auditors are required to attend meetings of the board of directors and are entitled to express their opinions, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report to the board of corporate auditors, which is required to submit its auditing report to the directors. The board of corporate auditors also determines matters relating to the duties of the corporate auditors, such as auditors’ policy and methods of investigation of our affairs. We currently do not have an audit committee or a remuneration committee.

Audit Committee Financial Expert

     Our board of corporate auditors has determined that Takehisa Kikuchi, a standing corporate auditor, is an “audit committee financial expert”, within the meaning of the current rules of the US Securities and Exchange Commission.

THE JAPANESE INSURANCE INDUSTRY

The Non-Life Insurance Industry

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

     Until 1996, non-life insurance companies were prohibited from engaging in the life insurance business under Japanese law. However, under the new Insurance Business Law which was enacted on April 1, 1996, non-life insurance companies are allowed to establish subsidiaries to engage in the life insurance business and life insurance companies are allowed to establish subsidiaries to engage in non-life insurance business. Tokio Marine and Nichido Fire consequently entered the life insurance industry by each establishing its life insurance subsidiary in 1996.

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

Industry Background

     The growth of non-life insurance business is closely related, among other things, to the growth in the construction and automobile industries and the volume of foreign trade, as well as to the emergence of new kinds of risk resulting from social and economic development, and the increasing public awareness of insurance and liability compensation. In addition, insurance policies with a refund at maturity marketed to individuals became attractive vehicles for personal investment in Japan. Premium income from personal insurance business now accounts for about three-quarters of the industry’s total non-life premium income.

     According to the Financial Services Agency, as of January 1, 2004, there were 54 licensed non-life insurance companies conducting non-life insurance business in Japan.

Life Insurance Industry

     Life insurance providers in Japan can be classified into three categories: traditional life insurers, new entrants, such as the foreign life insurers and Japanese non-life insurers, including Tokio Marine & Nichido Life and the postal life insurance system. The ten largest traditional life insurers continue to underwrite the large majority of privately underwritten life insurance in Japan. As discussed in the non-life insurance industry section, life insurance subsidiaries of non-life companies were established in 1996 and thereafter as a result of the deregulation of insurance businesses in Japan. The postal life insurance system, a public insurance system managed by Japan Post, is a distinctive element of the Japanese life insurance market. Postal life insurance products are offered through the network of post offices located throughout Japan.

     The life insurance business in Japan can generally be classified into four principal product lines: individual insurance, individual annuities, group insurance and group annuities. Individual insurance is the largest product line in the Japanese life insurance industry in terms of policy amount. The market for life insurance products in Japan, as a whole, has decreased in size in recent years. The prolonged period of economic weakness in Japan which has led Japanese consumers to reduce spending generally, combined with the failure of a number of life insurance companies which has led to a loss of confidence in life insurance companies generally, are thought to be contributing factors for the decreased demand for life insurance products. However, some of the new entrants in the market have enjoyed steady growth amid the weak economy in Japan.

     According to the Financial Services Agency, as of April 2, 2004, there were 40 licensed life insurance companies conducting life insurance business in Japan.

REGULATION

Insurance Industry Regulations

     General Regulatory Scheme

     The Japanese insurance market is regulated by the Insurance Business Law, as amended from time to time, as well as by cabinet orders, ministerial ordinances and various rules and regulations made by the FSA and relevant ministries. Under the Insurance Business Law, all insurance companies must be either joint stock corporations or mutual companies, and they must each obtain a license from the Prime Minister. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses, although a consolidated entity may contemporaneously hold interests in a life insurance company and a non-life insurance company. The Insurance Business Law also contains detailed provisions regarding, among other things, accounting principles and restrictions relating to the investment of insurance companies’ funds. The Insurance Business Law provides for the registration of insurance agents and insurance brokers with the relevant local finance bureau and regulates their soliciting activities. Foreign insurance companies that intend to conduct insurance business in Japan are also subject to the Insurance Business Law and are required to obtain a license from the Prime Minister.

     The FSA supervises and exercises broad regulatory powers over the insurance companies and their business operations, including the authority to grant or, under certain conditions, revoke the operating license of a business. Certain methods of operations, general policy conditions and the basis of calculation of premiums and reserves for unexpired risks must be approved by the FSA. The FSA may, at any time, require insurance companies to submit reports and other documents and may carry out inspections at the companies’ offices. The FSA’s practice is to inspect and audit the business operations of insurance companies regularly.

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

     The FSA supervises insurance holding companies under the Insurance Business Law. The FSA may, at any time, require an insurance holding company or its subsidiaries to submit reports and other documents and may carry out inspections at the companies’ offices if the FSA deems such action necessary to secure the sound and appropriate operation of the business of the subsidiary insurance companies. In addition, if a bank or a securities company is a subsidiary of an insurance holding company, the insurance holding company is also subject to supervision by the FSA under either the Banking Law or the Securities Exchange Law, as applicable.

     Limitations on Investments for Insurance Companies

     The Insurance Business Law, ministerial ordinances and the regulations thereunder specify the types of investments that Japanese insurance companies may make and the percentage of their total assets (calculated on the basis of Japanese accounting principles) which can be invested in each type of investment. Under these provisions, Tokio Marine’s and Nichido Fire’s investment portfolios must, in general, be held in the form of securities, real estate, monetary claims, gold bullion, loans, loaned securities, investments in partnerships, cash on deposit, money trusts, monetary claims trusts, securities trusts, real estate trusts, financial derivatives, or other investments enumerated in the Insurance Business Law Enforcement Regulations. Investments in stocks and assets denominated in foreign currencies are each limited to 30% of total assets. The aggregate investment in real estate is limited to 20% of total assets, and investments in claims, loans and loaned securities are limited to 10% of total assets. In 1998, a limit on investments in any one company (including its affiliates) was set at 10% of total assets. Loans to and guarantees in favor of any one company (including its affiliates) are limited to 3% of total assets.

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

     Limitations on Dividend Distributions for Insurance Companies

     The Insurance Business Law prescribes certain financial requirements that must be met before an insurance company can distribute dividends to its shareholders. Until the aggregate amount of additional paid-in capital and legal reserve is equal to the amount of stated capital of an insurance company, the insurance company must credit to its legal reserve an amount equivalent to at least one-fifth of the amount to be appropriated from the profit for each fiscal period and an amount equal to one-fifth of the cash distribution each time a distribution of money as an interim dividend is made pursuant to the Commercial Code. Under the Commercial Code, a company is permitted to distribute profits by way of year-end dividends out of the excess of its net assets over the aggregate of:

(1)	its stated capital;

(2)	its additional paid-in capital;

(3)	its accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(5)	other matters specified in the Insurance Business Law Enforcement Regulations.

     In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as of the end of the preceding fiscal year, as adjusted to reflect (A) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (B) any subsequent transfer of retained earnings to stated capital and (C) if we have been authorized by a resolution of an ordinary general meeting of shareholders or of the board of directors, to purchase shares, the total amount of the purchase price of such shares to be paid by us; provided that (x) if we reduce our stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amounts so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in the Insurance Business Law Enforcement Regulations, will be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (1) through (5) above. For more information on share repurchases, see “Description of Common Stock — Repurchase by Millea Holdings of Shares”.

     Recent Changes to Insurance Laws

     A number of measures have been implemented under the Insurance Business Law over the past several years in order to provide greater protections to policyholders. Under amendments to the Insurance Business Law passed in 1998, an early warning measure was introduced. This early warning measure is based on a insurance company’s solvency margin ratio. When the solvency margin ratio of a insurance company falls below a certain prescribed ratio, regulators can require that the insurance company take certain actions, such as reducing certain business operations or refraining from making certain investments. Also in 1998, the Non-Life Insurance Policyholders Protection Corporation and the Life Insurance Policyholders Protection Corporation were established to provide assistance to policyholders in the event a non-life or life insurance company becomes insolvent. All insurance companies operating in Japan, including foreign insurers, are obligated to become members of these organizations.

These organizations aid policyholders by rendering financial assistance to an insurance company that assumes the affected policies, by assuming the policies itself or through other methods stipulated in the Insurance Business Law.

     Other amendments to the Insurance Business Law passed in 1998 permitted insurance companies to enter the banking business through their subsidiaries from October 1999 and permitted banks to enter the insurance businesses through their subsidiaries from October 2000. These 1998 amendments also abolished the requirements that insurance companies obtain approvals from the Financial Services Agency for certain changes to methods of operations, general policy conditions or the basis of calculations of premiums and reserves for unexpired risks from those previously approved by the FSA. A notification requirement was introduced instead.

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

     These recent changes in insurance industry-related laws have contributed to increased competition among insurance companies.

     In April 2001, the Consumer Contracts Law and the Law on Sales of Financial Products were enacted, which regulate soliciting and selling activities of insurance products. Recent amendments to the Insurance Business Law which became effective in April 2000 allow insurance companies to sell some of their products (including credit insurance provided in connection with housing loans made by banks) through banks’ branch offices.

     The most recent amendments to the Insurance Business Law enacted on August 24, 2003 allow insurance companies which may find it difficult to continue operating their insurance businesses to change the terms of their insurance policies, including reducing insurance payments. This is subject to obtaining approval from the FSA and shareholders of the insurance company, implementing procedures to protect the interests of policyholders and other conditions and procedures prescribed in the Insurance Business Law.

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

     Under the Insurance Business Law, a shareholder of an insurance company or insurance holding company that holds more than 5% of the total voting rights of the insurance company or insurance holding company is required to file a report of its holdings with the Prime Minister within five days after the acquisition of the shares and other reports concerning the changes in the reported matters (including any increase or decrease of more than 1% in the shareholding ratio). In addition, a shareholder of an insurance company that holds 20% or more (in some cases, 15%) of the total voting rights of the insurance company is required to obtain the approval of the FSA in advance of acquiring that percentage of shares. Furthermore, a shareholder of an insurance company approved by the FSA is required to report to the FSA if its shareholding ratio exceeds 50%.

DESCRIPTION OF COMMON STOCK

     The following information relates to shares of our common stock, including summaries of certain provisions of our articles of incorporation, the Commercial Code of Japan relating to joint stock corporations (known in Japanese as kabushiki kaisha ) and certain relevant regulations under the Insurance Business Law.

Shares and Share Capital

     Our authorized share capital is 7,000,000 shares of common stock, of which 1,857,048.75 shares were issued as of March 31, 2004. Since recent amendments to the Commercial Code of Japan have abolished the concept of par value, the stock issued by us does not have any par value.

     We acquired 63,931.89 shares of our own stock for approximately ¥81,727 million during the year ended March 31, 2004. Under the Commercial Code, we may transfer these shares by resolution of the board of directors. However, we cannot transfer these shares at a “specially favorable” price, as described in “ — Voting Rights” below.

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

     The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of annual cash dividends or interim dividends unless we set aside in our legal reserve an amount equal to at least one-tenth of any amount that we pay out as an appropriation of retained earnings, including any payment by way of annual dividends and bonuses to directors and corporate auditors, or equal to one-tenth of any interim dividend. The Commercial Code permits us to distribute profits by way of dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

(1)	our stated capital;

(2)	our additional paid-in capital;

(3)	our accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the dividends concerned and proposed payment by way of appropriation of retained earnings; and

(5)	other matters specified in the Commercial Code Enforcement Regulations.

     In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as of the end of the preceding fiscal year, as adjusted to reflect (A) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (B) any subsequent transfer of retained earnings to stated capital and (C) if we have been authorized by a resolution of an ordinary general meeting of shareholders or of the board of directors, to purchase shares, the total amount of the purchase price of such shares to be paid by us; provided that (x) if we reduce our stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amounts so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in the Commercial Code Enforcement Regulations, will be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (1) through (5) above. For more information on share repurchases, see “Description of Common Stock — Repurchase by Millea Holdings of Shares”.

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

     At least two-thirds of the shares having voting rights represented at the meeting must be voted to approve these actions. In addition, the Insurance Business Law requires the approval of the FSA for certain transfers of our business, or certain takeovers of whole or important parts of other businesses, or for certain corporate splits.

General Meetings of Shareholders

     The ordinary general meeting of our shareholders is held in Tokyo, Japan within three months after the close of each fiscal year. Notice of a shareholders’ meeting stating the place, time and purpose of the meeting and a summary of the matters to be acted upon must be sent to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders, as well as giving prior public notice concerning the record date for establishing which shareholders are entitled to exercise rights at the meeting.

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

     Rights to subscribe for new shares may be transferable or non-transferable by resolution of the board of directors. Also, the board of directors may provide that the transfer of subscription warrants shall require the approval of the board of directors. Whether we will make rights to subscribe for new shares or subscription warrants generally transferable in any future rights offering will depend upon the circumstances at the time of the offering.

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

Reports to Shareholders

     We will furnish to shareholders notices of shareholders’ meetings, annual business reports, including financial statements, all of which will be in Japanese. We will distribute English translations of them to ADS holders. In addition, we will send an English-language annual report to Citibank, N.A., the depositary for the ADSs, for distribution to ADS holders.

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

Repurchase by Millea Holdings of Shares

     Under the Commercial Code, we may acquire our own shares for any purpose, subject to the authorization of shareholders at an ordinary general shareholders’ meeting, or if our articles of incorporation so provide, by resolution of our board of directors. In accordance with the recent amendment to the Commercial Code, we amended our articles of incorporation at the ordinary general meeting of shareholders held on June 29, 2004 to authorize us to acquire our shares for any purpose by resolution of our board of directors. An acquisition by us of our own shares is subject to the restriction that the aggregate amount of the purchase price must not exceed the amount of retained earnings available for annual dividend payments, less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.

     A resolution approved at our ordinary general meeting of shareholders held on June 27, 2003 authorized us to acquire up to 120,000 shares (representing approximately 6.5% of shares issued and outstanding) with an aggregate purchase price of ¥100 billion prior to the closing of our ordinary general meeting of shareholders to be held in 2004. We purchased 75,646 shares with an aggregate purchase price of approximately ¥100.0 billion in accordance with this resolution.

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

TAXATION

Japanese Taxation

     The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of our common stock or ADSs by a person who is not a resident of Japan.

     A non-resident of Japan or a non-Japanese corporation is generally subject to Japanese withholding tax on cash dividends. Stock splits generally are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspective. Due to the 2001 Japanese tax legislation, which became effective April 1, 2001, a conversion of retained earnings or legal earned reserve into stated capital is not deemed a dividend payment to shareholders for Japanese tax purposes and therefore such a conversion does not trigger Japanese withholding taxation.

     Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, provided the recipient of the dividend does not have a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”, will be subject to withholding tax at rate of: (1) 10% for dividends declared on or after July 1, 2004 for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for dividends declared on or after July 1, 2004 for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. However, dividends declared before July 1, 2004 will still be subject to withholding at the previous United States and Japan treaty rate of 15%. For Japanese tax purposes, the treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under Article 4(2) of the Treaty, and/or due to Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the applicable treaty rate, the domestic tax rate applies. As discussed below, the domestic tax rate on dividends paid by Millea Holdings to certain shareholders on or after January 1, 2004 but before March 31, 2008 is 7%, and therefore this lower domestic rate will apply with respect to withholding on dividends paid to certain U.S. shareholders during such period.

     The amount of withholding tax imposed on dividends payable to the holders of our common stock or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan. In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as our common stock) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (1) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (2) 15% for dividends due and payable on or after April 1, 2008.

     Non-residents of Japan or non-Japanese corporations that hold common stock or ADSs and are entitled under an applicable tax treaty to a reduced rate of Japanese withholding tax on dividends lower than the tax rate under the domestic tax law, are required to submit, through Millea Holdings to the relevant tax authority prior to the time the dividend is paid, an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for a non-resident of Japan or a non-Japanese corporation that holds common stock or ADSs may be used in order that Millea Holdings can submit such application on such holder’s behalf. Non-residents of Japan or non-Japanese corporations that hold common stock or ADSs who do not submit such application in advance of the applicable dividend payment will be entitled to claim a refund from the relevant Japanese tax authorities of withholding taxes withheld in excess of the rate set forth in the applicable tax treaty.

     Gains derived from the sale outside Japan of our common stock or ADSs by a non-resident of Japan or a non-Japanese corporation, or from the sale of our common stock within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired our common stock or ADSs as a distributee, legatee or donee.

United States Taxation

     The following is a discussion of material U.S. federal income tax consequences of owning and disposing of our common stock or ADSs by U.S. holders (as defined below). The discussion applies only if a U.S. holder holds our common stock or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding our common stock or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding our common stock or ADSs that own or are deemed to own more than ten percent of any class of Millea Holdings’ stock; or

•	persons who acquired our common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. U.S. holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our common stock or ADSs in their particular circumstances.

     A “U.S. holder” is a beneficial owner of our common stock or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     In general, a U.S. holder of ADSs will be treated as the holder of the underlying common stock represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying common stock represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

     This discussion assumes that Millea Holdings is not, and will not become, a passive foreign investment company (as discussed below).

     Taxation of distributions

     Distributions paid on our common stock or ADSs, other than certain pro rata distributions of common stock, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to a U.S. holder and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will generally constitute “passive income” or, for certain holders, “financial services income” for foreign tax credit purposes.

     Dividends paid in yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by such U.S. holder in the case of a U.S. holder of our common stock or by the depositary for the ADSs in the case of a U.S. holder of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of its receipt.

     Japanese taxes withheld from cash dividends on our common stock or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon such holder’s circumstances. Instead of claiming a credit, a U.S. holder may elect to deduct such otherwise creditable Japanese taxes in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law. U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

     Sale and other disposition of our common stock or ADSs

     For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of our common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the holder held the common stock or ADSs for more than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the holder’s tax basis in our common stock or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

     Passive foreign investment company rules

     Special adverse U.S. federal income tax rules apply if a U.S. holder owns stock or ADSs of a company in any taxable year during which the company is treated as a passive foreign investment company, or a PFIC.

     Based upon certain estimates of our management and the nature of the business activities conducted by the Millea Holdings corporate group, we believe that we were not a PFIC for the taxable year ended March 31, 2004 and we do not expect to be a PFIC in the foreseeable future. However, since the determination of whether we are a PFIC is based on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

     In general, if we were treated as a PFIC for any taxable year during which a U.S. holder owned our common stock or ADSs, gain recognized by the U.S. holder on a sale or other disposition of our common stock or ADSs would be allocated ratably over the U.S. holder’s holding period therefor. The amounts allocated to the taxable year of the sale or other disposition and to any taxable year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year.

     Further, any distribution in respect of our common stock or ADSs in excess of 125% of the average of the annual distributions on such securities received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Under certain circumstances, a mark-to-market election may be available to a U.S. holder, which generally could result in different U.S. federal income tax consequences to such holder.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to payment of dividends to non-corporate U.S. holders would not apply.

     Information reporting and backup withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) the holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is furnished to the Internal Revenue Service.

CONTROLS AND PROCEDURES

     As of March 31, 2004, we, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Our management necessarily applied its judgment in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

     There have been no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CODE OF ETHICS

     We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics is available through our website at http://www.millea.co.jp.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

     For the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates), our auditors for Japanese domestic purposes and United States securities law reporting purposes for the year ended March 31, 2004, billed us ¥185.6  million for audit fees. For the year ended March 31, 2003, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates), our auditors for Japanese domestic purposes for the year ended March 31, 2003, billed us ¥98.7 million for audit fees. For the year ended March 31, 2003, KPMG AZUSA & Co. (including its Japanese and overseas affiliates), our auditors for United States securities law reporting purposes for the year ended March 31, 2003, billed us ¥93.3 million for audit fees.

Audit Related Fees

     In the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥17.3 million for audit-related services, including advisory services relating to internal controls and procedures. In the year ended March 31, 2003, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥10.7 million for audit-related services, including due diligence services. In the year ended March 31, 2003, KPMG AZUSA & Co. (including its Japanese and overseas affiliates) billed us ¥0.6 million for audit-related services.

Tax Fees

     In the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥37.1 million for tax services, including tax-related advice and the preparation of tax returns. In the year ended March 31, 2003, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥10.0 million for tax fees, including tax-related advice and the preparation of tax returns. In the year ended March 31, 2003, KPMG AZUSA & Co. (including its Japanese and overseas affiliates) billed us ¥9.9 million for tax fees, including tax-related advice and the preparation of tax returns.

All Other Fees

     In the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥44.6 million for other products and services, including advisory services in connection with a scheme of arrangement in the United Kingdom. In the year ended March 31, 2003, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥58.6 million for other products and services, including advisory services in connection with a scheme of arrangement in the United Kingdom. In the year ended March 31, 2003, KPMG AZUSA & Co. (including its Japanese and overseas affiliates) billed us ¥1.5 million for other products and services, including consultation regarding accounting matters.

Pre-Approval Policies and Procedures

     Our board of directors, together with our board of corporate auditors, has adopted “Pre-Approval Policies and Procedures for Audit and Non-Audit Services”. These policies require that engagements of our independent accountants for audit and permitted non-audit services be pre-approved by our board of directors and board of corporate auditors in accordance with the prescribed procedures and standards, based on review of explanative summaries of each type of services. Engagements for certain non-audit services are prohibited under these policies. Engagements for non-audit services that are not specifically prohibited and do not violate the auditor independence requirements of the Sarbanes-Oxley Act of 2002 and the related rules may be permitted under special circumstances. In the year ended March 31, 2004, 1.4% of the total amount of fees paid by us to ChuoAoyama PricewaterhouseCoopers was approved by our board of directors and board of corporate auditors under the de minimis exception under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X under the Exchange Act.

EXEMPTIONS FROM CERTAIN NASDAQ CORPORATE GOVERNANCE RULES

     Nasdaq rules provide that Nasdaq may grant exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to the U.S. federal securities laws. We received from Nasdaq exemptions from certain Nasdaq corporate governance standards. These exemptions and the practices we follow are described below:

•	We are exempt from Nasdaq’s requirement that there be independent directors on the board of directors. Currently, for a foreign issuer, Nasdaq requires that there be two independent directors on its board of directors. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. As discussed above, the task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have three outside corporate auditors. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending March 31, 2006, at least 50% of our corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

•	We are exempt from Nasdaq’s requirement to establish an audit committee of the board of directors. Currently, for a foreign issuer, Nasdaq requires that a majority of such an audit committee’s members be independent directors. Like a majority of Japanese companies, we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The functions of the board of corporate auditors are comparable to those of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and to review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have five corporate auditors. In addition, our corporate auditors serve a longer term than our directors. See “Directors and Corporate Auditors — Board Practices”.

•	We are exempt from the requirement to distribute copies of our annual report to our shareholders prior to our annual meeting of shareholders. In accordance with Japanese law, we distribute a convocation notice to our shareholders prior to each annual meeting of shareholders. This convocation notice includes the results of the most recent fiscal year. We distribute a translation of the convocation notice to our ADS holders.

•	We are exempt from the requirement to provide for a quorum for any shareholders’ meeting. As permitted by the Commercial Code of Japan, the articles of incorporation of virtually all major Japanese companies, including ours, exclude a quorum requirement for general meetings of shareholders with respect to all matters to which no special provision of the Commercial Code of Japan apply.

•	We are exempt from the requirement to solicit proxies and to provide proxy statements for all meetings to shareholders. In common with most other major companies in Japan, we allow each holder of shares of our common stock to cast its vote in writing, instead of soliciting proxies.

•	We are exempt from the requirement that our code of conduct shall cover all our employees to the extent that these employees are employed by indirectly held subsidiaries. Under Japanese law and practice, we are not in a position to force our indirectly held subsidiaries to adopt such code.

     Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, we expect to rely on an exemption under that rule which is available to foreign private issuers with a board of corporate auditors meeting certain criteria. We expect to make a disclosure regarding such reliance in our annual reports on Form 20-F for the fiscal year ending March 31, 2005 and thereafter.

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

INDEX TO FINANCIAL STATEMENTS

Millea Holdings, Inc.

     Schedules other than those listed above are omitted for the reason that they are not required or are not applicable. Columns omitted from schedules filed have been omitted because the information is not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Millea Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Millea Holdings, Inc. and its subsidiaries (“the Company”) at March 31, 2004, and the results of their operations and their cash flows for the year ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules for the year ended March 31, 2004 listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
August 3, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Millea Holdings, Inc.:

     We have audited the accompanying consolidated financial statements of Millea Holdings, Inc. and subsidiaries as of and for each of the years in the two-year period ended March 31, 2003 as listed in the accompanying index. In connection with our audits, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millea Holdings, Inc. and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

     Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in note 1(h) of the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002.

/s/ KPMG AZSA & Co.

Tokyo, Japan
September 4, 2003

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2003

	(Yen in millions)
Assets	2004	2003
Investments — other than investments in related parties (notes 3):
Securities held to maturity:
Fixed maturities, at amortized cost (fair value ¥1,088,552 million in 2004; ¥1,028,732 million in 2003)	¥1,109,861	883,336
Securities available for sale:
Fixed maturities, at fair value (amortized cost ¥3,197,782 million in 2004; ¥3,225,560 million in 2003)	3,209,582	3,421,624
Equity securities, at fair value (cost ¥1,692,457 million in 2004; ¥1,842,812 million in 2003)	3,457,374	2,534,221
Trading securities:
Fixed maturities, at fair value (cost ¥36,258 million in 2004; ¥26,076 million in 2003)	35,619	25,936
Equity securities, at fair value (cost ¥11,418 million in 2004)	12,894	—
Mortgage loans on real estate	129,076	148,655
Investment real estate	104,110	82,886
Policy loans	33,610	29,171
Other long-term investments	419,199	559,004
Short-term investments	881,897	660,370

Total investments	9,393,222	8,345,203

Cash and cash equivalents	432,874	339,978
Premiums receivable and agents’ balances	185,498	176,010
Reinsurance recoverable on losses (notes 4 and 8)	447,111	450,345
Prepaid reinsurance premiums (note 4)	318,432	300,847
Deferred policy acquisition costs (note 5)	453,403	422,480
Property and equipment, net of depreciation (note 6)	193,068	204,078
Derivative assets (note 15)	225,822	341,279
Separate account assets	162,715	—
Goodwill	9,934	—
Present value of future profit	14,744	—
Other assets	363,550	313,143

Total assets	¥12,200,373	10,893,363

(Continued)

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

March 31, 2004 and 2003

	(Yen in millions)
Liabilities and Stockholders’ Equity	2004	2003
Liabilities:
Policy liabilities and accruals:
Losses, claims and loss adjustment expenses (note 8)	¥1,221,146	1,131,884
Unearned premiums	1,878,824	1,761,155
Future policy benefits and losses	853,804	713,418

Total policy liabilities and accruals	3,953,774	3,606,457

Investment deposits by policyholders	2,704,861	2,716,526
Income tax liability (note 9)	709,224	437,560
Retirement and severance benefits (note 10)	292,054	324,003
Ceded reinsurance balances payable	109,923	113,370
Debt outstanding (note 11)	213,446	177,880
Derivative liabilities (note 15)	156,467	203,011
Cash received under securities lending transactions	272,791	248,214
Separate account liabilities	162,715	—
Other liabilities (note 11)	216,767	242,026

Total liabilities	8,792,022	8,069,047

Commitments and contingent liabilities (notes 4 and 14)
Stockholders’ equity:
Common stock: 7,000,000 shares authorized in 2004 and 2003, 1,857,048.75 shares issued in 2004 and 2003	150,000	150,000
Additional paid-in capital	343,155	343,413
Retained earnings (notes 13)	2,299,338	2,214,947
Accumulated other comprehensive income:
Unrealized appreciation of securities	796,304	227,198
Foreign currency translation adjustments	(26,433)	(15,254)
Minimum pension liability adjustments (note 10)	(67,305)	(88,326)

Total accumulated other comprehensive income	702,566	123,618
Treasury stock, at cost 68,992 and 7,903 shares in 2004 and 2003, respectively	(86,708)	(7,662)

Total stockholders’ equity	3,408,351	2,824,316

Total liabilities and stockholders’ equity	¥12,200,373	10,893,363

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions,
	except per share amounts)
	2004	2003	2002
Operating income:
Property and casualty:
Net premiums written (note 4)	¥1,945,246	1,898,557	1,381,483
Less increase in unearned premiums	85,043	137,589	38,521

Premiums earned (note 4)	1,860,203	1,760,968	1,342,962
Life premiums (note 4)	247,800	262,486	209,208
Net investment income (note 3)	126,173	108,311	104,681
Realized losses on investments (notes 3)	(3,855)	(29,875)	(1,020)
(Losses) gains on derivatives	(36,755)	76,564	(7,319)

Total operating income	2,193,566	2,178,454	1,648,512

Operating costs and expenses:
Losses, claims and loss adjustment expenses (notes 4 and 8):
Losses and claims incurred and provided for	1,048,518	953,681	736,765
Related adjustment expenses	77,389	76,412	61,449

Total losses, claims and loss adjustment expenses	1,125,907	1,030,093	798,214
Policy benefits and losses for life	197,903	223,316	175,016
Income credited to investment deposits by policyholders	58,414	56,011	57,507
Policy acquisition costs (note 5)	558,978	571,058	437,012
Other operating expenses	100,097	96,668	72,095

Total operating costs and expenses	2,041,299	1,977,146	1,539,844

Income before income tax expense, extraordinary items and cumulative effect of accounting changes	152,267	201,308	108,668

Income tax expense (benefit) (note 9):
Current	50,015	92,935	53,960
Deferred	(630)	(21,321)	(20,544)

	49,385	71,614	33,416

Income before extraordinary items and cumulative effect of accounting changes	102,882	129,694	75,252
Extraordinary items (note 2)	—	248,323	—
Cumulative effect of accounting changes, net of tax (note 1(h))	—	—	85,465

Net income	¥102,882	378,017	160,717

Amounts per Share of common stock:
Basic and diluted:
Income before extraordinary items and cumulative effect of accounting changes	¥56,457	69,839	48.559
Extraordinary items	—	133,719	—
Cumulative effect of accounting changes, net of tax	—	—	55.150

Net income	¥56,457	203,558	103.709

Cash dividends declared	¥11,000	10,000	8.50
Weighted average and diluted common shares in thousands	1,822	1,857	1,549,692

Millea Holdings’ consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)
	2004	2003	2002
Common stock:
Balance at beginning of year	¥150,000	101,995	101,995
Adjustment in connection with the acquisition	—	48,005	—

Balance at end of year	150,000	150,000	101,995

Additional paid-in capital:
Balance at beginning of year	343,413	52,917	52,917
Excess of cost of shares transferred over the amount of common stock in connection with the acquisition	—	289,780	—
(Losses) gains on sales of treasury stock	(258)	716	—

Balance at end of year	343,155	343,413	52,917

Retained earnings:
Balance at beginning of year	2,214,947	1,853,312	1,705,767
Net income for year	102,882	378,017	160,717
Dividends paid (note 13)	(18,491)	(16,382)	(13,172)

Balance at end of year	2,299,338	2,214,947	1,853,312

Accumulated other comprehensive income:
Unrealized appreciation of securities:
Balance at beginning of year	227,198	553,640	765,179
Change during year	569,106	(326,442)	(211,539)

Balance at end of year	796,304	227,198	553,640

Foreign currency translation adjustments:
Balance at beginning of year	(15,254)	(4,549)	(21,666)
Change during year	(11,179)	(10,705)	17,117

Balance at end of year	(26,433)	(15,254)	(4,549)

Minimum pension liability adjustments (note 10):
Balance at beginning of year	(88,326)	(47,621)	(17,648)
Change during year	21,021	(40,705)	(29,973)

Balance at end of year	(67,305)	(88,326)	(47,621)

Accumulated other comprehensive income at end of year	702,566	123,618	501,470

Treasury stock:
Balance at beginning of year	(7,662)	—	—
Change during year	(79,046)	(7,662)	—

Balance at end of year	(86,708)	(7,662)	—

Total stockholders’ equity	¥3,408,351	2,824,316	2,509,694

Millea Holdings’ consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)
	2004	2003	2002
Cash flows from operating activities:
Net income	¥102,882	378,017	160,717
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	92,555	21,090	28,346
Increase in unearned premiums, net of ceded reinsurance	100,084	136,405	38,411
Increase in future policy benefits for life	133,451	169,982	139,926
(Increase) decrease in premiums receivables and agents’ balances, net of ceded reinsurance	(13,152)	18,202	5,094
(Decrease) increase in payable for current income taxes	(59,475)	1,126	38,494
Increase in receivable for current income taxes	(28,732)	(20,843)	(92)
Deferred income taxes	(503)	(22,796)	27,489
Provision for retirement and severance benefits	2,938	(6,045)	12,893
Increase in deferred policy acquisition costs	(30,923)	(21,094)	(24,338)
Depreciation	19,116	15,076	15,530
Extraordinary items — unallocated negative goodwill (note 2)	—	(248,323)	—
Cumulative effect of accounting changes (note 1(h))	—	—	(133,498)
Changes in trading securities, at fair value	(8,065)	(24,574)	—
Changes in derivative assets and liabilities — net	68,913	(24,748)	19,978
Increase in other liabilities	5,707	62,255	7,689
Other — net	(4,149)	6,635	10,246

Net cash provided by operating activities	380,647	440,365	346,885

Cash flows from investing activities:
Proceeds from investments sold or matured:
Fixed maturities held to maturity redeemed	2,471	661	456
Fixed maturities available for sale sold	870,571	542,909	335,280
Fixed maturities available for sale redeemed	724,003	729,396	436,296
Equity securities available for sale	228,913	421,892	94,796
Mortgage loans on real estate	52,679	37,393	35,953
Investment real estate	5,272	12,025	16,306
Policy loans	21,759	25,606	22,403
Other long-term investments	247,498	400,245	211,793

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)
	2004	2003	2002
Cost of investments purchased:
Fixed maturities held to maturity	¥(231,315)	(405,856)	(128,167)
Fixed maturities available for sale	(1,593,176)	(1,881,085)	(996,999)
Equity securities available for sale	(75,562)	(207,260)	(185,518)
Mortgage loans on real estate	(26,335)	(25,924)	(14,981)
Investment real estate	(23,594)	(951)	(1,972)
Policy loans	(25,282)	(28,696)	(23,906)
Other long-term investments	(142,211)	(256,205)	(107,670)
Short-term investments — net	(225,535)	26,662	138,025
Securities and indebtedness of related parties	(17,566)	2,497	6,671
Property and equipment	(8,628)	(13,208)	(7,496)
(Decrease) increase in cash received under securities lending transactions	(19,397)	74,812	149,212
Cash and cash equivalents acquired in connection with noncash business combination	—	153,868	—
Cash paid on acquisition, net of cash and cash equivalents acquired	(17,962)	—	—

Net cash used in investing activities	(253,397)	(391,219)	(19,518)

Cash flows from financing activities:
Investment deposits funded by policyholders and yields therefrom	423,363	499,110	290,046
Withdrawals of investment deposits by policyholders	(435,028)	(549,433)	(394,661)
Proceeds from issuance of debt	68,746	55,900	—
Repayment of debt	(33,039)	(14,004)	—
Increase in cash received under securities lending transactions	43,974	—	—
Dividends to stockholders	(18,491)	(16,382)	(13,172)
Increase in treasury stock	(79,304)	(6,946)	—
Other	(5,049)	—	—

Net cash used in financing activities	(34,828)	(31,755)	(117,787)

Effect of exchange rate changes on cash and cash equivalents	474	285	291

Net change in cash and cash equivalents	92,896	17,676	209,871
Cash and cash equivalents at beginning of year	339,978	322,302	112,431

Cash and cash equivalents at end of year	¥432,874	339,978	322,302

Supplemental information of cash flows:
Cash paid during the year for:
Interest	¥2,885	2,508	2,075
Income taxes	¥113,521	73,196	15,466
Noncash investing and financing activities (note 2):
Fair value of assets acquired	¥—	2,108,703	—
Liabilities assumed	—	(1,606,945)	—
Negative goodwill	—	(317,841)	—
Fair value of shares issued for acquisition	—	(337,785)	—

Cash and cash equivalents acquired in connection with noncash business combination	¥—	(153,868)	—

Millea Holdings’ consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)
	2004	2003	2002
Net income	¥102,882	378,017	160,717

Other comprehensive income (loss), net of tax:
Unrealized appreciation of securities:
Unrealized holding gains (losses)	574,678	(216,114)	(197,773)
Less: reclassification adjustments for gains included in net income	(5,572)	(110,328)	(13,766)

	569,106	(326,442)	(211,539)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(11,866)	(10,181)	17,117
Less: reclassification adjustments for losses (gains) included in net income	687	(524)	—

	(11,179)	(10,705)	17,117

Minimum pension liability adjustments	21,021	(40,705)	(29,973)

Other comprehensive income (loss)	578,948	(377,852)	(224,395)

Comprehensive income (loss)	¥681,830	165	(63,678)

Millea Holdings’ consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2004, 2003 and 2002

1.	Basis of Presentation and Significant Accounting Policies

(a) Description of Business
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

     Millea Holdings was established on April 2, 2002 as a result of the business combination of The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”) with The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”), by which both Tokio Marine and Nichido Fire have become wholly owned subsidiaries of Millea Holdings in a statutory share exchange under Japanese law. Millea Holdings is a successor registrant of Tokio Marine to the United States Securities and Exchange Commission. See note 2 “Business Combination” for further detail.

(b) Basis of Presentation
The consolidated financial statements of Millea Holdings and its subsidiaries (collectively referred to as “the Company”) are presented herein in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from Japanese accounting principles (“Japanese GAAP”). Millea Holdings’ consolidated financial statement for the year ended March 31, 2002 represents the financial result of Tokio Marine, as predecessor to Millea Holdings.

     Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the 2004 presentation.

(c) Principles of Consolidation
The accompanying consolidated financial statements include all significant majority-owned subsidiaries and variable interest entities created after January 31, 2003 to which Millea Holdings and its subsidiaries are the primary beneficiary. Certain subsidiaries’ results were reported in the consolidated financial statements using December 31 year-ends. All significant intercompany accounts and transactions have been eliminated in consolidation. All significant affiliates are accounted for by the equity method. At March 31, 2004 and 2003, investments in related parties which were presented as other assets amounted to ¥29,341 million and ¥11,775 million, respectively.

(d) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(e) Investments — Other than Investments in Related Parties
Fixed maturities held to maturity, which the Company has the positive intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

     Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

     Equity securities available for sale, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 87% and 82% of the investment in stocks at March 31, 2004 and 2003, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

     Trading securities are held to meet short-term investment objectives. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are recognized in earnings.

     Mortgage loans on real estate and other loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount, net of unamortized premium or discount and valuation allowances. Changes in the valuation allowances are included in net investment income. Commercial loans identified as impaired are placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Accrued interest on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired commercial loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

     Policy loans are made to policyholders of long-term insurance with refund at maturity. Those long-term insurance products include long-term comprehensive insurance and long-term family personal traffic accident insurance. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

     Short-term investments are carried at costs or amortized costs that approximate fair value, and generally include call loans and other investments maturing within one year.

     The cost of securities sold is determined on the weighted moving-average basis.

     Gains and losses incurred on the sale or impairment of investments are included in realized gains and losses in the consolidated statements of income. Unrealized appreciation or depreciation, net of taxes, in the value of securities available for sale is accounted for as a component of accumulated other comprehensive income.

(f) Investment Real Estate, Property and Equipment
Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings based on construction method and equipment range as follows:

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

(g) Cash Equivalents
Cash equivalents include cash deposited in demand deposits at banks.

(h) Derivatives
In June 1998, U.S. Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No.133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No.133 was subsequently amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133.”

     SFAS No.133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No.133, as amended, requires that all derivatives be recorded on the consolidated balance sheet at their respective fair values. The Company adopted SFAS No.133, as amended, on April 1, 2001. All changes in the fair value of derivatives are recognized currently in earnings as “gains (losses) on derivatives” from the year ended March 31, 2002.

     In accordance with the transition provisions of SFAS No.133, as amended, the Company recorded a net-of-tax cumulative-effect-type adjustment of ¥85,465 million to increase net income on April 1, 2001. Of this adjustment, ¥93,907 million was attributable to the increase in the fair value of interest rate swaps used in the Company’s asset liability management process, partly offset by a net decrease in fair value for other outstanding derivative instruments on April 1, 2001.

     The Company occasionally purchases a financial instrument that contains a derivative instrument that is embedded in the financial instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instrument are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No.133, as amended. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

(i) Premium Revenues
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

     Premiums are stated net of amounts ceded to reinsurers.

(j) Policy Acquisition Costs
Costs that vary with and are primarily related to the acquisition of insurance policies are deferred to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents’ commissions, in-house sales agents’ salaries, other compensation and other underwriting costs. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

     Policy acquisition costs for property and casualty insurance products are deferred and amortized over the period in which the related premiums written are earned. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to investment contracts are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts.

(k) Separate Account Assets and Liabilities
Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk except for minimum guarantees. Each account has specific investment objectives, and the assets are carried at fair value. Separate accounts liabilities represent the policyholders’ claims to the related assets and are carried at fair value.

(l) Losses, Claims and Loss Adjustment Expenses
The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2004 and 2003 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(m) Future Policy Benefits and Losses
Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims.

     The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields ranging from approximately 0.9% to 3.3%, withdrawals and recognized morbidity and mortality tables. Those assumptions for all policy are based on our own experience. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premium are deferred and recognized in income in a constant relationship with insurance in force or with the amount of expected future benefit payments.

     Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis.

     The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2004 and 2003 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(n) Investment Deposits by Policyholders
The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholder mortality or morbidity. These contracts are referred to as investment contracts. For investment contracts the Company records associated liabilities under investment deposits by policyholders.

     Specifically, the Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance, long-term family personal traffic accident insurance, and etc. which include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

     The key terms of such policies (“deposit-type insurance”), which include contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semi-annual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company’s approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments he or she receives if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a pre-determined commission to the Company.

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

     Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2004, 2003 and 2002.

     Income credited to investment deposits by policyholders represents interest accrued or paid for investment contracts. Any investment income attributable to policyholders in respect of investment contracts are presented on a gross basis and included in “Net investment income”, “Realized losses on investments” and “(Losses) gains on derivatives” in the consolidated statements of income.

     See note 12 for fair value information of investment deposits by policyholders.

(o) Reinsurance
Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurers’ insolvencies.

(p) Compulsory Automobile Liability Insurance
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

(q) Foreign Currency Translation
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

     (Losses) gains resulting from foreign currency transactions in the amount of ¥(5,720) million in 2004, ¥(4,016) million in 2003 and ¥5,288 million in 2002 were charged or credited to income.

(r) Impairment of Long-Lived Assets
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

(s) Earnings per Share
Basic and diluted earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period.

(t) Goodwill and Present Value of Future Profit
Goodwill represents the excess of purchase price over fair value of the net assets of acquired entity. Goodwill and present value of future profit are tested for impairment annually or when a certain triggering event requires such test.

     When fair value of net assets acquired exceeds their cost, the difference is called negative goodwill. All the acquired assets are then subject to pro rata reduction, except for financial assets other than investments accounted for by the equity method, deferred taxes, assets to be disposed of by sale, prepaid assets relating to pension and other postretirement benefit plans, and any other current assets. If all eligible assets are reduced to zero and amount of negative goodwill still remains, the remaining unallocated negative goodwill is recognized immediately as an extraordinary gain.

     Present value of future profit represents the present value of profits embedded in acquired long term (life) insurance contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. Present value of future profit is amortized to match estimated gross profits from the policies acquired.

(u) Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when there is uncertainty that such assets would be realized.

(v) New Accounting Standards
In June 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company adopted SFAS No.143 on April 1, 2003. The adoption of SFAS No.143 did not have a material effect on its financial position and results of operations for the year ended March 31, 2004.

     In November 2002, the FASB issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s financial statements. The disclosure requirements were effective for financial statements for the periods ending after December 15, 2002. The Company adopted the disclosure requirements effective on March 31, 2003. See note 14 for further information.

     In January 2003, the FASB issued Interpretation No.46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity (“VIE”) if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to Interpretation No.46 (“FIN 46R”). FIN 46R retains many of the basic concepts introduced in FIN 46, however it also introduces a new scope exception for a certain type of entities that qualified as “business” as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. The Company adopted FIN 46 for VIEs created after January 31, 2003. The Company will adopt FIN 46R for all VIEs as of April 1, 2004. The Company does not see the adoption of FIN 46R to have a material effect on its financial position or results of operations. See note 3 for further information.

     In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (“SOP 03-1”). SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. A provision of SOP 03-1 requires the establishment of reserves in addition to the account balance for contracts containing certain features that provide guaranteed death or other insurance benefits and guaranteed income benefits. SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003. SOP 03-1 is not applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. The Company will adopt SOP 03-1 effective April 1, 2004. The Company is currently evaluating the impact of adopting SOP 03-1.

     In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”) that certain quantitative and qualitative disclosures are required for equity and fixed maturity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The guidance requires companies to disclose the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months, by investment category. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. The Company has adopted the disclosure requirements in these financial statements. See note 3 for further information.

     In December 2003, the FASB revised SFAS No.132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” to require additional disclosures related to pension plans and other postretirement benefit plans. While retaining the existing disclosure requirements for pensions and postretirement benefits, additional disclosures are required related to pension plan assets, obligations, cash flows and net periodic benefit costs, beginning with fiscal years ending after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ending after June 30, 2004. The Company has implemented the revised disclosures required for fiscal years ending at March 31, 2004 in these financial statements. See note 10 for further information.

     In January 2003, the EITF released Issue No.03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-02”). EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company’s pension plan which substitutes for the welfare pension plan administered by the Japanese government. The Company will adopt EITF 03-02 on transferring the substitutional portion of its pension plan in fiscal 2006 or later. The effect on the Company’s consolidated financial statements of the transfer has not yet been determined. See note 10 for further information.

2.	Business Combination

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

     The combination was accounted for by the purchase method in a manner that Tokio Marine had acquired Nichido Fire. The results of operations of Nichido Fire as well as those of Tokio Marine have been included in the financial statements of the Company for the years ended March 31, 2004 and 2003.

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

(Yen in millions,
except per share amount)
2002
(Unaudited)
Pro forma statement of income data:
Total operating income	¥2,013,935
Income before cumulative effect of accounting changes	54,471
Net income	139,936
Earning per Share — Basic and Diluted:
Income before cumulative effect of accounting changes	29
Net income	75

3.	Investments

The following summarizes the Company’s investments in fixed maturities held to maturity at March 31, 2004 and 2003:

	(Yen in millions)
		Gross	Gross
		unrealized	unrealized	Fair
	Amortized cost	gains	losses	value
2004:
Bonds and notes:
Other government and government agencies and authorities	¥1,095,608	22,945	(44,810)	1,073,743
Other corporate bonds	14,253	556	—	14,809

Total fixed maturities held to maturity	¥1,109,861	23,501	(44,810)	1,088,552

2003:
Bonds and notes:
Other government and government agencies and authorities	¥866,971	144,512	—	1,011,483
Other corporate bonds	16,365	884	—	17,249

Total fixed maturities held to maturity	¥883,336	145,396	—	1,028,732

     The following summarizes the Company’s investments in fixed maturities available for sale at March 31, 2004 and 2003:

	(Yen in millions)
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
2004:
Bonds and notes:
U.S. government and government agencies and authorities	¥113,778	2,130	(734)	115,174
U.S. states, municipalities and political subdivisions	1,055	47	—	1,102
Other government and government agencies and authorities	2,071,900	32,290	(38,051)	2,066,139
Other municipalities and political subdivisions	171,977	5,383	(247)	177,113
Public utilities	60,172	901	(281)	60,792
Convertibles and bonds with warrants attached	42,929	2,830	(75)	45,684
Mortgage-backed securities	22,893	273	(850)	22,316
Other corporate bonds	713,078	10,932	(2,748)	721,262

Total fixed maturities available for sale	¥3,197,782	54,786	(42,986)	3,209,582

2003:
Bonds and notes:
U.S. government and government agencies and authorities	¥129,949	5,827	(1,252)	134,524
U.S. states, municipalities and political subdivisions	44	20	—	64
Other government and government agencies and authorities	1,935,175	142,252	(4,124)	2,073,303
Other municipalities and political subdivisions	244,826	19,601	(109)	264,318
Public utilities	88,322	4,649	(5)	92,966
Convertibles and bonds with warrants attached	70,622	6,724	(26)	77,320
Mortgage-backed securities	19,859	1,048	(38)	20,869
Other corporate bonds	736,763	22,050	(553)	758,260

Total fixed maturities available for sale	¥3,225,560	202,171	(6,107)	3,421,624

     The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2004 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)
	Amortized	Fair
	cost	value
Fixed maturities held to maturity:
Due in one year or less	¥2,841	2,853
Due after one year through five years	15,523	16,330
Due after five years through ten years	54,421	53,007
Due after ten years	1,037,076	1,016,362

	¥1,109,861	1,088,552

	(Yen in millions)
	Amortized	Fair
	cost	value
Fixed maturities available for sale:
Due in one year or less	¥782,773	786,819
Due after one year through five years	999,903	1,008,913
Due after five years through ten years	535,620	537,924
Due after ten years	869,482	865,824
With no contractual maturity	10,004	10,102

	¥3,197,782	3,209,582

     Proceeds from sales of investments in fixed maturities available for sale prior to their scheduled maturity dates were ¥870,571 million, ¥542,909 million and ¥335,280 million for the years ended March 31, 2004, 2003 and 2002, respectively. Gross gains of ¥14,465 million and gross losses of ¥14,966 million in 2004, gross gains of ¥9,849 million and gross losses of ¥5,046 million in 2003 and gross gains of ¥12,247 million and gross losses of ¥3,181 million in 2002 were realized on those sales.

     With respect to marketable equity securities available for sale, gross unrealized gains were ¥1,775,342 million and gross unrealized losses were ¥10,425 million at March 31, 2004, and gross unrealized gains were ¥801,338 million and gross unrealized losses were ¥109,929 million at March 31, 2003.

     Proceeds from sales of investments in equity securities available for sale were ¥228,913 million, ¥421,892 million and ¥94,796 million for the years ended March 31, 2004, 2003 and 2002, respectively. Gross gains of ¥35,438 million and gross losses of ¥2,809 million in 2004, gross gains of ¥110,562 million and gross losses of ¥29,918 million in 2003, and gross gains of ¥39,329 million and gross losses of ¥2,269 million in 2002 were realized on those sales.

     In the normal course of business, investment securities the Company owns were pledged to collateralize securities lending transactions and derivative transactions, and for other purposes.

     The carrying value of investment securities pledged to counterparties through certain transactions, mainly securities lending transactions, where they have the right to sell or repledge the securities are as follows:

	(Yen in millions)
	2004	2003
Fixed maturities available for sale	¥276,197	245,541
Equities securities available for sale	19,043	37,127

	¥295,240	282,668

     At March 31, 2004 and 2003, the carrying values of investment securities pledged, except for the above table, are as follows.

     Bonds carried at ¥45,632 million at March 31, 2004 and ¥53,138 million at March 31, 2003 were pledged as collateral primarily to reinsurance companies.

     Bonds carried at ¥150,603 million at March 31, 2004 and ¥172,513 million at March 31, 2003 were used as collateral for the Bank of Japan’s instant gross settlement system for transactions of checking accounts and Japanese government bonds.

     Bonds carried at ¥101,640 million at March 31, 2004 and ¥109,102 million at March 31, 2003 were deposited primarily with United States and other foreign government authorities as required by law.

     Bonds carried at ¥10,319 million at March 31, 2004 were pledged as collateral for credit support annex for derivative transactions entered into by the Company.

     Bonds carried at ¥4,952 million at March 31, 2004 and ¥15,726 million at March 31, 2003 were pledged as collateral for letters of credit.

     Bonds carried at ¥1,889 million at March 31, 2004 and ¥1,874 million at March 31, 2003 were pledged as collateral for the Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

     Equity securities carried at ¥68,948 million at March 31, 2004, and ¥44,000 million at March 31, 2003 were deposited with securities brokers primarily as collateral for futures transactions entered into by the Company.

     Equity securities carried at ¥6,783 million at March 31, 2004 and ¥6,790 million at March 31, 2003 were deposited with United States government authorities as required by law.

     The Company accepts collateral that can be sold or pledged. The primary sources of this collateral are securities financing transactions. The fair value of this collateral was approximately ¥30,720 million and ¥61,937 million at March 31, 2004 and 2003, respectively, of which no securities had been either sold or repledged for the years ended March 31, 2004 and 2003.

     The Company provides equity investments in VIEs that are designed to limit the Company’s risk exposure within invested amount as an alternative to direct real estate investment.

     As for VIEs created after January 31, 2003, the Company determined that it is a primary beneficiary for a VIE and consolidated that VIE for the year ended March 31, 2004. The VIE borrows non-recourse loans from financial institutions, and as of March 31, 2004, ¥14,491 million of investment real estate are pledged as collateral for the non-recourse loans. The lenders of the non-recourse loans have no recourse to other assets of the Company.

     As for VIEs acquired before February 1, 2003, the Company’s investments amounted to ¥23,476 million at March 31, 2004 and ¥42,711 million at March 31, 2003. The Company’s risk exposure is limited to the amount of these investments.

     Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

     Accumulated depreciation of investment real estate amounted to ¥85,000 million and ¥79,538 million at March 31, 2004 and 2003, respectively.

     Depreciation of investment real estate included in net investment income amounted to ¥3,880 million, ¥3,650 million and ¥4,187 million for the years ended March 31, 2004, 2003 and 2002, respectively.

     Other long-term investments include:

	(Yen in millions)
	2004	2003
Mortgage loans on vessels and facilities	¥20,356	22,125
Collateral and bank-guaranteed loans	18,542	22,096
Unsecured loans	357,504	440,997
Money trust	22,797	73,786

	¥419,199	559,004

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

     Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2004 through 2038 at March 31, 2004. Interest rates of these loans varied from 0.05% to 10.00% at March 31, 2004, and from 0.04% to 12.00% at March 31, 2003.

     Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

     Short-term investments consist primarily of call loans and other investments maturing within one year. Short-term investments amounting to ¥921 million at March 31, 2004 and ¥1,243 million at March 31, 2003 were deposited with the United States government authorities and other foreign government authorities as required by law.

     Details of net investment income were as follows:

	(Yen in millions)
	2004	2003	2002
Fixed maturities	¥73,683	65,762	51,913
Equity securities	36,692	32,785	29,409
Mortgage loans on real estate	3,286	3,715	4,219
Investment real estate	12,501	12,817	12,907
Policy loans	1,280	1,156	830
Other long-term investments	9,339	11,475	11,802
Short-term investments	4,313	5,677	4,113
Other	1,850	1,715	7,987

Gross investment income	142,944	135,102	123,180
Less investment expenses	16,771	26,791	18,499

Net investment income	¥126,173	108,311	104,681

     At March 31, 2004 and 2003, accrued investment income, included in other assets, amounted to ¥21,225 million and ¥22,030 million, respectively.

     Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2004, 2003 and 2002 were as follows:

	(Yen in millions)
	Fixed	Equity	Other	Net gains
	maturities	securities	investments	(losses)
2004:
Realized	¥(8,399)	4,645	(101)	(3,855)
Change in unrealized	(184,264)	1,073,508	412	889,656

Total	¥(192,663)	1,078,153	311	885,801

2003:
Realized	¥11,553	(37,957)	(3,471)	(29,875)
Change in unrealized	120,915	(635,620)	(1,026)	(515,731)

Total	¥132,468	(673,577)	(4,497)	(545,606)

2002:
Realized	¥8,244	(11,900)	2,636	(1,020)
Change in unrealized	(38,293)	(290,162)	(3,764)	(332,219)

Total	¥(30,049)	(302,062)	(1,128)	(333,239)

     The following table shows gross unrealized losses and fair value of investments-other than investments in related parties with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004:

	(Yen in millions)
	Less than 12 months		More than 12 months		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses
Fixed maturities (*)	¥1,619,245	(85,152)	189,632	(2,644)	1,808,877	(87,796)
Equity securities	101,521	(8,682)	16,461	(1,743)	117,982	(10,425)

Total	¥1,720,766	(93,834)	206,093	(4,387)	1,926,859	(98,221)

     (*) Primarily relates to the “Other government and governmental agencies and authorities” category.

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

     The Company recognized impairment losses on investment securities — other than investments in related parties in the amount of ¥33,930 million, ¥119,108 million and ¥58,159 million for the years ended March 31, 2004, 2003 and 2002, respectively.

     Trading gains (losses) for the years ended March 31, 2004 and 2003 that relate to trading securities still held at March 31, 2004 and 2003 amounted to ¥837 million and ¥(140) million, respectively.

     The Company recognized impairment losses on certain of its investment real estate in the amount of ¥3,159 million and ¥5,034 million for the years ended March 31, 2004 and 2003. Considering the decline of Japanese real estate market, tests for impairment were performed as of March 31, 2004 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the carrying amount exceeded the fair value estimated primarily based on recent transactions involving sales of similar assets and charged them to realized gains (losses) on other investments for the years ended March 31, 2004 and 2003 in the property and casualty segment.

     On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to the held to maturity category. This transfer was based on the Company’s review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥7,026 million and ¥7,719 million at March 31, 2004 and 2003, respectively.

     Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

     The Company’s investments in Toyota Motor Corporation and its affiliates amounting to ¥394,361 million and ¥290,199 million at March 31, 2004 and 2003, respectively, exceeded 10% of stockholders’ equity.

     The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2004 and 2003 were as follows:

	(Yen in millions)
	Total	Valuation
	recorded	allowances
	investment	– specific
2004:
Mortgage loans on real estate	¥13,408	6,110
Collateral and bank-guaranteed loans	7	7
Unsecured loans	17,808	9,807

	¥31,223	15,924

2003:
Mortgage loans on real estate	¥31,483	12,862
Collateral and bank-guaranteed loans	11,360	4,865
Unsecured loans	23,153	12,378

	¥65,996	30,105

     In addition, based on the Company’s past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥3,808 million and ¥6,730 million at March 31, 2004 and 2003, respectively.

     The activity in valuation allowances for the years ended March 31, 2004, 2003 and 2002 is as follows:

	(Yen in millions)
	2004	2003	2002
Balance at beginning of year	¥36,835	32,745	38,919
Adjustment in connection with the acquisition (note 2)	—	9,129	—
Charges to income	(9,415)	1,091	(502)
Principal charge-offs	(7,688)	(6,130)	(5,672)

Balance at end of year	¥19,732	36,835	32,745

     During the years ended March 31, 2004, 2003 and 2002, the average recorded investment in impaired loans amounted to ¥48,610 million, ¥63,674 million and ¥55,512 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥873 million, ¥1,309 million and ¥747 million, respectively. At March 31, 2004 and 2003, the amount of loans that were non-income producing during the preceding twelve months amounted to ¥3,251 million and ¥3,493 million, respectively.

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

4.	Reinsurance

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

     The Company is exposed to contingent liability with respect to reinsurance which would become an actual liability to the extent that any reinsurers failed to meet its obligations to the Company. Because of the large amount of funds held by the Company under reinsurance treaties and the Company’s favorable historical results with the reinsurers involved, no material amounts were considered uncollectible and no material provisions were made for this contingency.

     The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2004, 2003 and 2002 is as follows:

	(Yen in millions)
	2004	2003	2002
Property and casualty:
Premiums written:
Direct	¥1,978,555	1,987,463	1,509,615
Assumed	374,219	325,347	138,362
Ceded	(407,528)	(414,253)	(266,494)

Net premiums written	¥1,945,246	1,898,557	1,381,483

Premiums earned:
Direct	¥1,952,151	1,952,534	1,436,884
Assumed	297,597	190,135	128,786
Ceded	(389,545)	(381,701)	(222,708)

Premiums earned	¥1,860,203	1,760,968	1,342,962

Losses, claims incurred:
Direct	¥1,100,584	1,064,457	838,246
Assumed	242,720	174,561	110,858
Ceded	(294,786)	(285,337)	(212,339)

Losses, claims incurred	¥1,048,518	953,681	736,765

Life:
Premiums earned:
Direct	¥248,719	263,361	209,469
Assumed	—	0	0
Ceded	(919)	(875)	(261)

Premiums earned	¥247,800	262,486	209,208

5.	Deferred Policy Acquisition Costs

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	(Yen in millions)
	2004	2003	2002
Property and casualty:
Deferred at beginning of year	¥323,865	221,914	214,019
Adjustment in connection with the acquisition (note 2)	—	99,663	—
Incurred during year:	543,373	546,766	426,874

	867,238	868,343	640,893
Foreign currency translation adjustments	(234)	(331)	—
Deferred at end of year	328,411	323,865	221,914

Policy acquisition costs	538,593	544,147	418,979

Life:
Deferred at beginning of year	98,615	79,809	63,366
Incurred during year	46,762	45,717	34,476

	145,377	125,526	97,842
Deferred at end of year	124,992	98,615	79,809

Policy acquisition costs	20,385	26,911	18,033

Total policy acquisition costs	¥558,978	571,058	437,012

6.	Property and Equipment

A summary of property and equipment is as follows:

	(Yen in millions)
	2004	2003
Land	¥83,960	88,778
Buildings	222,299	225,200
Furniture and equipment	63,746	67,372
Construction in progress	5,925	6,404

Total at cost	375,930	387,754
Less accumulated depreciation	182,862	183,676

Net property and equipment	¥193,068	204,078

     Depreciation of property and equipment included in other operating expenses amounted to ¥15,236 million, ¥11,426 million and ¥11,343 million for the years ended March 31, 2004, 2003 and 2002, respectively.

7.	Goodwill and Present Value of Future Profit

In February 2, 2004, the Company acquired Skandia Life Insurance Co. (Japan) Limited (“Skandia Japan”) based in Tokyo, Japan, for a cost of ¥20,339 million which was paid in cash. Skandia Japan’s main product is variable annuity.

     Goodwill of ¥9,934 million and present value of future profit (“PVFP”) of ¥14,744 million was recognized on the balance sheet as of March 31, 2004.

     The following table shows the estimated future amortization of the PVFP balance during each of the next five years:

(Yen in millions)
2005	¥2,464
2006	2,532
2007	2,357
2008	2,156
2009	1,933
Thereafter	3,302

Total PVFP	¥14,744

     The Goodwill and intangible assets were assigned to life insurance segment.

8.	Liability for Unpaid Losses and Claims and Loss Adjustment Expenses

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2004, 2003 and 2002:

	(Yen in millions)
	2004	2003	2002
Balance at beginning of year	¥1,131,884	875,463	854,952
Less reinsurance recoverables	342,132	247,861	255,696

Net balance at beginning of year	789,752	627,602	599,256

Adjustment in connection with the acquisition (note 2)	—	141,940	—
Incurred related to:
Current year	1,116,582	1,029,655	802,061
Prior years	9,325	438	(3,847)

Total incurred	1,125,907	1,030,093	798,214

Paid related to:
Current year	588,432	590,791	481,710
Prior years	446,825	417,105	288,158

Total paid	1,035,257	1,007,896	769,868

Foreign currency translation adjustments	(1,473)	(1,987)	—
Net balance at end of year	878,928	789,752	627,602
Plus reinsurance recoverables	342,217	342,132	247,861

Balance at end of year	¥1,221,146	1,131,884	875,463

     Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

     The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)
	2004	2003
Property and casualty:
Unpaid losses	¥342,217	342,132
Paid losses	104,528	107,885
Life	366	328

Total reinsurance recoverable on losses	¥447,111	450,345

     In prior years, the Company issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The Company has received and continues to receive notices of potential claims asserting environmental pollution and asbestos losses under those insurance policies. Significant factors which affect the trends that influence the Company’s ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of environmental pollution and asbestos claims with the same degree of reliability as with other types of claims. The Company believes insurance claim reserves under insurance and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance claim reserves at March 31, 2004.

9.	Income Taxes

     Total income taxes for the years ended March 31, 2004, 2003 and 2002 were allocated as follows:

	(Yen in millions)
	2004	2003	2002
Income before extraordinary items and cumulative effect of accounting changes	¥49,385	71,614	33,416
Cumulative effect of accounting changes	—	—	48,033
Other comprehensive income:
Unrealized appreciation (depreciation) of securities during the year	320,315	(188,667)	(118,901)
Minimum pension liability adjustments	11,779	(22,613)	(16,860)

	¥381,479	(139,666)	(54,312)

     The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2004, 2003 and 2002.

     The effective tax rates of the Company for the years ended March 31, 2004, 2003 and 2002 differ from the Japanese normal income tax rates for the following reasons:

	2004	2003	2002
Japanese normal income tax rate	36.0%	36.0%	36.0%
Tax credit for dividends received	(3.8)	(3.0)	(7.1)
Expenses not deductible for tax purposes	1.5	0.9	1.2
Other	(1.3)	1.7	0.7

Effective tax rate	32.4%	35.6%	30.8%

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2003 are presented below:

	(Yen in millions)
	2004	2003
Deferred tax assets:
Net unpaid and unreported losses	¥107,303	84,817
Future policy benefits and losses	11,342	13,501
Retirement and severance benefits	52,331	47,689
Minimum pension liability adjustments	38,929	50,707
Valuation allowance for credit losses	5,701	12,743
Property, equipment and other assets	47,816	49,910
Derivatives	37,868	33,995
Operating loss carryforwards for tax purposes	3,997	10,311
Other	37,938	33,036
Valuation allowance	(833)	—

Total deferred tax assets	342,392	336,709

Deferred tax liabilities:
Net unearned premiums	(80,200)	(47,552)
Deferred policy acquisition costs	(162,425)	(151,996)
Fair value adjustments to securities recognized in income	(74,306)	(88,828)
Derivatives	(71,431)	(89,134)
Other	(17,878)	(12,225)

Total deferred tax liabilities	(406,240)	(389,735)

Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	(63,848)	(53,026)
Deferred taxes on unrealized appreciation of securities	(641,352)	(321,037)

Net deferred tax liabilities	(705,200)	(374,063)
Income taxes currently payable	(4,024)	(63,497)

Income tax liability	¥(709,224)	(437,560)

     Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2004 amounted to ¥3,164 million, net of valuation allowance, and are available through 2009 to offset against future taxable income of such subsidiaries.

     The valuation allowance relates to operating loss carryforwards for tax purposes in Skandia Japan acquired by the Company in the year ended March 31, 2004. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets.

10.	Retirement and Severance Benefits

Employees of the Company are covered by the defined retirement and severance benefit plans. Primary plans are described below.

     The Company has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government.

     In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” the net periodic benefit cost of the funded pension plan is calculated using the projected unit credit actuarial cost method.

     The Company also has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are accumulated each year by the employees’ rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

     In accordance with EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”, for its unfunded plans, the Company records the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately as projected benefit obligation.

     The Company uses a March 31 measurement date of its plans. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	(Yen in millions)
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	¥532,931	430,950
Adjustment in connection with the acquisition (note 2)	38	40,690
Service cost	23,964	19,148
Interest cost	7,829	10,874
Plan participants’ contributions	2,758	2,593
Amendments	2,909	(24,793)
Actuarial gain (loss)	(29,179)	75,182
Benefits paid	(22,998)	(21,710)
Foreign currency translation adjustments	6	(3)

Benefit obligation at end of year	¥518,258	532,931

Change in plan assets:
Fair value of plan assets at beginning of year	¥175,559	144,710
Adjustment in connection with the acquisition (note 2)	—	7,599
Actual return on plan assets	5,711	1,443
Employer contributions	20,683	24,146
Plan participants’ contributions	2,758	2,593
Benefits paid	(5,378)	(4,932)

Fair value of plan assets at end of year	¥199,333	175,559

Funded status	¥(318,925)	(357,372)
Unrecognized net actuarial loss	152,748	196,049
Unrecognized prior service cost	7,620	5,742

Net amount recognized	¥(158,557)	(155,581)

Amounts recognized in the balance sheets consist of:
Accrued benefit liability	¥(292,054)	(324,003)
Intangible asset	25,362	27,567
Accumulated other comprehensive income	108,135	140,855

Net amount recognized	¥(158,557)	(155,581)

     The accumulated benefit obligation for all the defined retirement and severance benefit plans was ¥488,954 million at March 31, 2004, and ¥499,345 million at March 31, 2003. In all the plans, projected benefit obligation and accumulated benefit obligation exceeded its plan assets.

     Weighted-average actuarial assumptions used to determine benefit obligation at March 31, 2004 and 2003 are as follows:

	2004	2003
Discount rate	2.0%	1.5%
Rate of salary increase	0.7-1.7%	0.6-1.7%

     The components of net periodic benefit cost for the years ended March 31, 2004, 2003 and 2002 are as follows:

	(Yen in millions)
	2004	2003	2002
Components of net periodic benefit cost:
Service cost	¥23,964	19,148	15,494
Interest cost	7,829	10,874	11,389
Expected return on plan assets	(3,250)	(3,108)	(3,192)
Amortization of prior service cost	1,031	805	2,397
Recognized actuarial loss	11,663	7,162	4,398

Net periodic benefit cost	¥41,237	34,881	30,486

     Unrecognized net actuarial loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants expected to receive benefits under the plan. The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants at the date of the amendment.

     Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	1.5%	2.5%	3.0%
Rate of salary increase	0.6-1.7%	1.8%	1.7%
Expected long-term return on plan assets	1.8-2.0%	1.3-2.0%	2.3%

     The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. This assumption is reviewed annually giving consideration to plan asset allocation, historical returns on plan assets and other relevant market data.

     The Company’s pension plan assets are mainly invested with the long-term objective of earning sufficient amounts to cover expected benefit obligation, within the risk it can take. The asset allocation by major asset class of the Company’s pension plan at March 31, 2004 and 2003, and the target allocation percentage for 2005 are as follows:

	(% of Total
	plan assets)	(Yen in millions)
	2005 (target)	2004	2003
Fixed maturities	45%	¥74,153	57,268
Equity securities	15	36,387	22,949
Other	40	88,793	95,342

Total plan assets	100%	¥199,333	175,559

     Other shown in the above table mainly consists of investment trusts with minimum interest rate guarantee.

     The Company expects to contribute ¥15,894 million to its pension plan in 2005.

     The Japanese government issued a new law concerning defined benefit plans in June 2001. This law allows a company, at its own discretion, to transfer to the government a portion of its pension plan which substitutes for the welfare pension plan administered by the government. In order to transfer the substitutional portion, a company must first make an application to the government for an exemption from the obligation to pay benefits for future employee service. After obtaining the first approval, a company must make a final application for separation of the benefit obligation related to past employee services. After obtaining the final approval, a company will transfer the benefit obligation related to past employee services as well as the related government-specified portion of its plan assets. A company accounts for the entire separation process upon completion of the transfer of the benefit obligation and related plan assets in a single settlement transaction, in accordance with the provisions of EITF 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. Under this approach, the difference between the benefit obligation settled and the related plan assets transferred to the government, determined pursuant to the government formula, is accounted for and disclosed separately as a government subsidy.

     In June 2004, Tokio Marine, a wholly owned subsidiary of the Company, obtained the first approval from the government. The transfer is expected to be completed in fiscal 2006 or later. The effect on the Company’s consolidated statements of the transfer has not yet been determined.

11.	Debt Outstanding

Debt outstanding at March 31, 2004 and 2003 comprised the following:

		(Yen in millions)
	Due	2004	2003
Loans, 0.02% to 3.99%	2005-2016	¥13,627	4,673
Equity linked notes, 2.20% to 28.00%	2005	1,716	4,331
Equity linked notes, zero coupon	2006-2007	6,192	—
Fixed rate notes, 0.01% to 0.96%	2005-2010	27,024	5,000
Floating rate notes, 0.06%	2005	2,000	2,000
Credit linked notes, 1.99% to 11.18%	2007	22,644	25,373
Unsecured bonds, 1.47% to 2.78%	2006-2021	135,843	135,984
Other notes	2034	4,400	519

Total debt outstanding		¥213,446	177,880

     The proceeds of these debts were used primarily for general corporate purposes.

     Maturities of debt outstanding at March 31, 2004 are as follows:

(Yen in millions)
2005	¥15,016
2006	45,434
2007	36,765
2008	1,824
2009	5,051
Thereafter	109,356

Total debt outstanding	¥213,446

     The Company leases certain property and equipment under noncancelable lease agreements. At March 31, 2004 and 2003, obligations under capital leases which were presented as other liabilities amounted to ¥6,115 million and ¥8,006 million. Of this amount, the obligations due within one year amounted to ¥3,326 million at March 31, 2004.

12.	Fair Values of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of estimated fair value for all financial instruments. See note 15 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company’s nonderivative financial instruments at March 31, 2004 and 2003 are as follows:

	(Yen in millions)
	2004		2003
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Policy loans	¥33,610	33,610	29,171	29,171
Mortgage loans on real estate	129,076	130,040	148,655	152,379
Mortgage loans on vessels and facilities	20,356	19,989	22,125	21,637
Collateral and bank-guaranteed loans	18,542	22,868	22,096	24,190
Unsecured loans	357,504	363,411	440,997	449,412
Money trust	22,797	22,797	73,786	73,786
Short-term investments	881,897	881,897	660,370	660,370
Investment deposits by policyholders	(2,704,861)	(2,911,532)	(2,716,526)	(3,094,290)
Debt outstanding	(213,446)	(220,370)	(177,880)	(189,307)

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

Fixed maturities and equity securities
The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 3.

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

13.	Statutory Capital and Dividend Availability

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings’ non-consolidated statutory books of account in accordance with Japanese GAAP. Millea Holdings had retained earnings in the amount of ¥168,245 million, net of treasury stock in the amount of ¥86,707 million, and capital surplus in the amount of ¥500,005 million as of March 31, 2004. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

     Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2004 for dividends subsequently proposed to and approved by Millea Holdings’ stockholders in the aggregate amount of ¥19,668 million at the ordinary general meeting of stockholders held on June 29, 2004.

     Millea Holdings’ stockholders approved repurchase of its own shares pursuant to Article 210 of the Commercial Code of Japan on June 27, 2003, as follows: (a) aggregate number of shares authorized for repurchase is up to 120,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million, (c) Millea Holdings is authorized to repurchase its stock until the closing of the ordinary general meeting of stockholders for the fiscal year ended March 31, 2004. Under this repurchase program, Millea Holdings repurchased 75,646 shares at a cost of ¥100,000 million by June 29, 2004.

     The stockholders approved to insert a new Article in the Articles of Incorporation of Millea Holdings stating that Millea Holdings may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, at the ordinary general meeting of stockholders held on June 29, 2004.

     At June 29, 2004, the Board of Directors approved repurchase of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as follows: (a) aggregate number of shares to be repurchase is up to 9,000 shares (approximately 0.5% of the share outstanding), (b) aggregate value of shares to be repurchased is up to ¥13,000 million, (c) repurchase would be made from July 1, 2004 through July 30, 2004. Under this repurchase program, Millea Holdings repurchased 8,051 shares at a cost of ¥13,000 million by July 30, 2004.

     At July 9, 2004, Millea Holdings cancelled 70,000 shares held by it as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. Number of issued shares including treasury stock after the cancellation is 1,787,048.75 shares.

     At August 2, 2004, the Board of Directors approved repurchase of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as follows: (a) aggregate number of shares to be repurchase is up to 11,000 shares (approximately 0.6% of the share outstanding), (b) aggregate value of shares to be repurchased is up to ¥15,000 million, (c) repurchase would be made from August 3, 2004 through September 3, 2004.

     The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins by the Japanese regulatory authorities. At March 31, 2004, these subsidiaries had sufficient capital surplus in their respective statutory stockholders’ equity to satisfy the solvency margin requirements.

     In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥230,871 million in 2004, ¥49,605 million in 2003 and ¥39,182 million in 2002, and stockholders’ equity of ¥ 2,329,735 million at March 31, 2004 and ¥2,206,053 million at March 31, 2003.

     The amounts of statutory net income (loss) for the years ended March 31, 2004, 2003 and 2002, and stockholders’ equity at March 31, 2004 and 2003 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)
	2004	2003	2002
Statutory net income (loss):
Property and casualty	¥123,969	112,615	12,703
Life	0	(966)	1
Statutory stockholders’ equity:
Property and casualty	2,329,686	2,006,678
Life	37,362	46,160

14.	Commitments and Contingent Liabilities

At March 31, 2004 and 2003, commitments outstanding for the purchase of property and equipment approximated ¥10,136 million and ¥14,547 million, respectively. At March 31, 2004 and 2003, commitments outstanding for loan commitments were ¥11,198 million and ¥8,707 million, respectively.

     The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2004, 2003 and 2002 aggregated ¥15,302 million, ¥14,694 million and ¥17,427 million, respectively.

     The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. At March 31, 2004, the Company’s maximum potential amount of future payments under the credit default swaps was approximately ¥1,981,668 million. At March 31, 2004 and 2003, the carrying amount of the liabilities related to these credit default swaps was ¥167 million and ¥16,356 million, respectively. Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral, however, the value of such property or collateral has not been determined.

     See also note 15 for discussion on credit default swaps.

     Guarantees are used in various transactions to enhance the credit standing of the Company’s customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds, etc., to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees as of March 31, 2004 was approximately ¥2,117 million. At March 31, 2004, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties’ operating assets. Once the Company assumes the guaranteed parties’ obligation, the Company acquires the right of the collateral.

     In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2004, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

     See note 8 for the information of contingent liabilities associated with environmental pollution and asbestos exposure.

15.	Derivative Financial Instruments

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company’s risk exposure, they do not qualify for hedge accounting under SFAS No.133. All derivatives are recognized on the consolidated balance sheets at fair value as “derivative assets” or “derivative liabilities,” with the changes in fair value recognized currently in earnings as “gains (losses) on derivatives.”

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

     The Company uses foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to earn investment returns.

     The carrying amounts and the fair values of the Company’s derivative financial instruments at March 31, 2004 and 2003 are as follows:

	(Yen in millions)
	Assets	Liabilities
2004:
Interest rate swaps	¥203,143	(123,266)
Foreign exchange forwards	1,959	(197)
Currency swaps	13,430	(18,806)
Credit default swaps	4,383	(10,772)
Bond futures	226	(136)
Equity index options	188	(144)
Equity index futures	63	(1,089)
Other	2,430	(2,057)

Total derivatives	¥225,822	(156,467)

2003:
Interest rate swaps	¥315,171	(162,019)
Foreign exchange forwards	177	(2,127)
Currency swaps	14,881	(15,329)
Credit default swaps	9,563	(23,050)
Bond futures	26	(56)
Equity index futures	633	—
Other	828	(430)

Total derivatives	¥341,279	(203,011)

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

Life
Life insurance segment primarily assumes whole-life insurance and medical insurance. The Company evaluates the results of this segment based upon sum assured and net income.

The accounting policies of the business segments are the same as those described in the notes to consolidated financial statements. The effects of the elimination of certain intersegment transactions are included in the Property and casualty segment result. There is no revenue derived from transactions with a single major external customer amounting to 10% or more of the Company’s revenue for the years ended March 31, 2004, 2003 and 2002. The following are income and asset data for the Company’s business segments for the years ended March 31, 2004, 2003 and 2002:

	(Yen in millions)
	Property and
	casualty	Life	Consolidated
2004:
Operating income:
Property and casualty:
Net premiums written	¥1,945,246	—	1,945,246
Less increase in unearned premiums	85,043	—	85,043

Premiums earned	1,860,203	—	1,860,203
Life premiums	—	247,800	247,800
Net investment income	103,097	23,076	126,173
Realized (losses) gains on investments	(5,707)	1,852	(3,855)
Losses on derivatives	(22,378)	(14,377)	(36,755)

Total operating income	1,935,215	258,351	2,193,566

Operating costs and expenses:
Losses, claims and loss adjustment expenses	1,125,907	—	1,125,907
Policy benefits and losses for life	—	197,903	197,903
Income credited to investment deposits by policyholders	52,159	6,255	58,414
Policy acquisition costs	538,593	20,385	558,978
Other operating expenses	85,225	14,872	100,097

Total operating costs and expenses	1,801,884	239,415	2,041,299

Income before income tax expense	133,331	18,936	152,267

Income tax expense (benefit):
Current	46,437	3,578	50,015
Deferred	(4,017)	3,387	(630)

	42,420	6,965	49,385

Net income	¥90,911	11,971	102,882

Total investments	¥7,953,067	1,440,155	9,393,222

Total assets	¥10,388,135	1,812,238	12,200,373

	(Yen in millions)
	Property and
	casualty	Life	Consolidated
2003:
Operating income:
Property and casualty:
Net premiums written	¥1,898,557	—	1,898,557
Less increase in unearned premiums	137,589	—	137,589

Premiums earned	1,760,968	—	1,760,968
Life premiums	—	262,486	262,486
Net investment income	93,129	15,182	108,311
Realized losses on investments	(28,310)	(1,565)	(29,875)
Gains on derivatives	55,044	21,520	76,564

Total operating income	1,880,831	297,623	2,178,454

Operating costs and expenses:
Losses, claims and loss adjustment expenses	1,030,093	—	1,030,093
Policy benefits and losses for life	—	223,316	223,316
Income credited to investment deposits by policyholders	54,111	1,900	56,011
Policy acquisition costs	544,147	26,911	571,058
Other operating expenses	85,859	10,809	96,668

Total operating costs and expenses	1,714,210	262,936	1,977,146

Income before income tax expense and extraordinary items	166,621	34,687	201,308

Income tax expense (benefit):
Current	83,022	9,913	92,935
Deferred	(25,237)	3,916	(21,321)

	57,785	13,829	71,614

Income before extraordinary items	108,836	20,858	129,694
Extraordinary items	248,323	—	248,323

Net income	¥357,159	20,858	378,017

Total investments	¥7,119,333	1,225,870	8,345,203

Total assets	¥9,513,060	1,380,303	10,893,363

	(Yen in millions)
	Property and
	casualty	Life	Consolidated
2002:
Operating income:
Property and casualty:
Net premiums written	¥1,381,483	—	1,381,483
Less increase in unearned premiums	38,521	—	38,521

Premiums earned	1,342,962	—	1,342,962
Life premiums	—	209,208	209,208
Net investment income	94,386	10,295	104,681
Realized (losses) gains on investments	(1,384)	364	(1,020)
(Losses) gains on derivatives	(20,847)	13,528	(7,319)

Total operating income	1,415,117	233,395	1,648,512

Operating costs and expenses:
Losses, claims and loss adjustment expenses	798,214	—	798,214
Policy benefits and losses for life	—	175,016	175,016
Income credited to investment deposits by policyholders	56,422	1,085	57,507
Policy acquisition costs	418,979	18,033	437,012
Other operating expenses	63,751	8,344	72,095

Total operating costs and expenses	1,337,366	202,478	1,539,844

Income before income tax expense and cumulative effect of accounting changes	77,751	30,917	108,668

Income tax expense (benefit):
Current	50,070	3,890	53,960
Deferred	(27,806)	7,262	(20,544)

	22,264	11,152	33,416

Income before cumulative effect of accounting changes	55,487	19,765	75,252
Cumulative effect of accounting changes, net of tax	56,727	28,738	85,465

Net income	¥112,214	48,503	160,717

Total investments	¥6,068,201	560,624	6,628,825

Total assets	¥7,823,947	735,230	8,559,177

Schedule I

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Summary of Investments — Other than Investments in Related Parties

March 31, 2004

	(Yen in millions)
			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet
Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	¥1,095,608	1,073,743	1,095,608
All other corporate bonds	14,253	14,809	14,253

Total fixed maturities held to maturity	1,109,861	1,088,552	1,109,861

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	113,778	115,174	115,174
Other	2,071,900	2,066,139	2,066,139

	2,185,678	2,181,313	2,181,313

States, municipalities and political subdivisions:
United States	1,055	1,102	1,102
Other	171,977	177,113	177,113

	173,032	178,215	178,215

Public utilities	60,172	60,792	60,792
Convertibles and bonds with warrants attached	42,929	45,684	45,684
Mortgage-backed securities	22,893	22,316	22,316
All other corporate bonds	659,978	668,162	668,162

Total bonds and notes	3,144,682	3,156,482	3,156,482

Redeemable preferred stock	53,100	53,100	53,100

Total fixed maturities available for sale	3,197,782	3,209,582	3,209,582

Equity securities:
Common stocks:
Public utilities	41,214	77,356	77,356
Banks, trust and insurance companies	310,431	487,624	487,624
Industrial, miscellaneous and all other	1,303,644	2,857,418	2,857,418

Total common stocks	1,655,289	3,422,398	3,422,398

Nonredeemable preferred stocks	37,168	34,976	34,976

Total equity securities available for sale	1,692,457	3,457,374	3,457,374

Total securities available for sale	4,890,239	6,666,956	6,666,956

(Continued)

Schedule I

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Summary of Investments — Other than Investments in Related Parties

March 31, 2004

	(Yen in millions)
			Amount at which
			shown in the
Type of investment	Cost	Value	balance sheet
Trading securities:
Fixed maturities	36,258	35,619	35,619
Equity securities	11,418	12,894	12,894

Total trading securities	47,676	48,513	48,513

	6,047,776	7,804,021	7,825,330

Mortgage loans on real estate	129,076		129,076
Investment real estate	104,110		104,110
Policy loans	33,610		33,610
Other long-term investments	419,138		419,199
Short-term investments	881,897		881,897

Total investments	¥7,615,607		9,393,222

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

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	129,949	134,524	134,524
Other	1,935,175	2,073,303	2,073,303

	2,065,124	2,207,827	2,207,827

States, municipalities and political subdivisions:
United States	44	64	64
Other	244,826	264,318	264,318

	244,870	264,382	264,382

Public utilities	88,322	92,966	92,966
Convertibles and bonds with warrants attached	70,622	77,320	77,320
Mortgage-backed securities	19,859	20,869	20,869
All other corporate bonds	683,663	705,160	705,160

Total bonds and notes	3,172,460	3,368,524	3,368,524

Redeemable preferred stock	53,100	53,100	53,100

Total fixed maturities available for sale	3,225,560	3,421,624	3,421,624

Equity securities:
Common stocks:
Public utilities	42,994	62,389	62,389
Banks, trust and insurance companies	296,261	293,903	293,903
Industrial, miscellaneous and all other	1,414,698	2,089,070	2,089,070

Total common stocks	1,753,953	2,445,362	2,445,362

Nonredeemable preferred stocks	88,859	88,859	88,859

Total equity securities available for sale	1,842,812	2,534,221	2,534,221

Total securities available for sale	5,068,372	5,955,845	5,955,845

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

See accompanying report of independent registered public accounting firm.

Schedule III

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Supplementary Insurance Information

Years ended March 31, 2004, 2003 and 2002

Property and casualty:

	(Yen in millions)
	Losses,			Claims,
	claims and			losses and
	loss	Unearned	Premium	settlement	Premiums
	expenses	premiums	revenue	expenses	written
Year ended:
March 31, 2004	¥1,221,146	1,878,636	1,860,203	1,125,907	1,945,246
March 31, 2003	1,131,884	1,760,981	1,760,968	1,030,093	1,898,557
March 31, 2002	875,463	1,177,506	1,342,962	798,214	1,381,483

Life:

	(Yen in millions)
	Future policy			Benefits, claims,
	benefits, losses,			losses and
	claims and	Unearned	Premium	settlement
	loss expenses	premiums	revenue	expenses
Year ended:
March 31, 2004	¥853,804	188	247,800	197,903
March 31, 2003	713,418	174	262,486	223,316
March 31, 2002	462,597	6	209,208	175,016

See accompanying report of independent registered public accounting firm.

Schedule IV

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Reinsurance

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)
					Percentage
		Ceded	Assumed		of amount
	Gross	to other	from other		assumed
	amount	companies	companies	Net amount	to net
Year ended March 31, 2004:
Life insurance in force	¥14,186,071	395,884	—	13,790,187	0.0%

Premiums:
Life insurance	¥248,719	919	—	247,800	0.0%
Property and casualty insurance	1,952,151	389,545	297,597	1,860,203	16.0%

Total premiums	¥2,200,870	390,464	297,597	2,108,003	14.1%

Year ended March 31, 2003:
Life insurance in force	¥12,122,086	200,220	—	11,921,866	0.0%

Premiums:
Life insurance	¥263,361	875	0	262,486	0.0%
Property and casualty insurance	1,952,534	381,701	190,135	1,760,968	10.8%

Total premiums	¥2,215,895	382,576	190,135	2,023,454	9.4%

Year ended March 31, 2002:
Life insurance in force	¥9,037,201	86,058	—	8,951,143	0.0%

Premiums:
Life insurance	¥209,469	261	0	209,208	0.0%
Property and casualty insurance	1,436,884	222,708	128,786	1,342,962	9.6%

Total premiums	¥1,646,353	222,969	128,786	1,552,170	8.3%

See accompanying report of independent registered public accounting firm.

Schedule V

MILLEA HOLDINGS, INC.
AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2004, 2003 and 2002

	(Yen in millions)
		Additions
	Balance at	Assumed by	Charged to	Charged
	beginning	business	costs and	to other		Balance at
Description	of year	combination	expenses	accounts	Deductions	end of year
Year ended March 31, 2004:
Applied against asset accounts:
Accumulated depreciation — investment real estate	¥79,538	—	3,880	3,731	2,149	85,000
Valuation allowance — loans:
Specific allowance	30,105	—	(6,493)	—	7,688	15,924
General allowance	6,730	—	(2,922)	—	—	3,808
Allowance for doubtful accounts	8,197	—	(175)	—	312	7,710
Accumulated depreciation — property and equipment	183,676	143	15,236	(3,731)	12,462	182,862

Year ended March 31, 2003:
Applied against asset accounts:
Accumulated depreciation — investment real estate	¥83,155	—	3,650	2,646	9,913	79,538
Valuation allowance — loans:
Specific allowance	24,070	4,896	7,269	—	6,130	30,105
General allowance	8,675	4,233	(6,178)	—	—	6,730
Allowance for doubtful accounts	4,681	2,541	975	—	—	8,197
Accumulated depreciation — property and equipment	162,768	—	11,426	13,393	3,911	183,676

Year ended March 31, 2002:
Applied against asset accounts:
Accumulated depreciation — investment real estate	¥83,249	—	4,187	2,954	7,235	83,155
Valuation allowance — loans:
Specific allowance	25,526	—	4,216	—	5,672	24,070
General allowance	13,393	—	(4,718)	—	—	8,675
Allowance for doubtful accounts	4,695	—	—	—	14	4,681
Accumulated depreciation — property and equipment	157,612	—	11,343	(2,954)	3,233	162,768

See accompanying report of independent registered public accounting firm.

LIST OF EXHIBITS

     Millea Holdings is filing the following exhibits (or incorporating them by reference) as part of this annual report:

Exhibit Number	Description
1.1	English translation of the articles of incorporation of Millea Holdings, Inc.
1.2	English translation of the share handling regulations of Millea Holdings, Inc.
2(a)	English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 0-31376) filed on September 27, 2002.
7	A statement explaining in reasonable detail how ratios in the Annual Report were calculated.
8	List of subsidiaries of Millea Holdings, Inc.
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.
13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

     We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10% of our total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial states are required to be filed.

CROSS REFERENCE INDEX FOR FORM 20-F

		Part I	Page
Item 1.		Identity of Directors, Senior Management and Advisers
		Not required because this Form 20-F is filed as an annual report
Item 2.		Offer Statistics and Expected Timetable
		Not required because this Form 20-F is filed as an annual report
Item 3.		Key Information
	3.A.	Selected Financial Data
		Selected Financial Data	4
	3.B.	Capitalization and Indebtedness
		Not required because this Form 20-F is filed as an annual report
	3.C.	Reasons for the Offer and Use of Proceeds
		Not required because this Form 20-F is filed as an annual report
	3.D.	Risk Factors
		Risk Factors	6
Item 4.		Information on the Company
	4.A.	History and Development of the Company
		Business — Group Overview	16
	4.B.	Business Overview
		Business	16
		The Japanese Insurance Industry	76
		Regulation	78
	4.C.	Organizational Structure
		Major Shareholders	14
		Business — Group Overview	16
	4.D.	Property, Plants and Equipment
		Business — Properties	39
Item 5.		Operating and Financial Review and Prospects
	5.A.	Operating Results
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	40
	5.B.	Liquidity and Capital Resources
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources	70
	5.C.	Research and Development, Patents and Licenses, etc.
		None
	5.D.	Trend Information
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	40
	5.E.	Off-Balance Sheet Arrangements
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements	71
	5.F.	Tabular Disclosure of Contractual Obligations
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations	72
Item 6.		Directors, Senior Management and Employees
	6.A.	Directors and Senior Management
		Directors and Corporate Auditors — Personal Data	73
	6.B.	Compensation
		Directors and Corporate Auditors — Compensation and Benefits	75

		Part I	Page
	6.C.	Board Practices
		Directors and Corporate Auditors — Board Practices	75
	6.D.	Employees
		Business — Employees	39
	6.E.	Share Ownership
		Directors and Corporate Auditors — Personal Data	73
Item 7.		Major Shareholders and Related Party Transactions
	7.A.	Major Shareholders
		Major Shareholders	14
	7.B.	Related Party Transactions
None
	7.C.	Interests of Experts and Counsel
Not required because this Form 20-F is filed as an annual report
Item 8.		Financial Information
	8.A.	Consolidated Statements and Other Financial Information
		Dividend Policy	14
		Index to Financial Statements	F-1
		Index to Schedules	F-1
	8.B.	Significant Changes
None
Item 9.		The Offer and Listing
	9.A.	Offer and Listing Details
		Market Price Information	13
	9.B.	Plan of Distribution
Not required because this Form 20-F is filed as an annual report
	9.C.	Markets
		Market Price Information	13
	9.D.	Selling Shareholders
Not required because this Form 20-F is filed as an annual report
	9.E.	Dilution
Not required because this Form 20-F is filed as an annual report
	9.F.	Expenses of the Issue
Not required because this Form 20-F is filed as an annual report
Item 10.		Additional Information
	10.A.	Share Capital
Not required because this Form 20-F is filed as an annual report
	10.B.	Memorandum and Articles of Association
		Business	16
		Directors and Corporate Auditors — Board Practices	75
		Description of Common Stock	82
	10.C.	Material Contracts
None
	10.D.	Exchange Controls
		Regulation — Foreign Exchange Regulations	80
	10.E.	Taxation
		Taxation	88
	10.F.	Dividends and Paying Agents
Not required because this Form 20-F is filed as an annual report
	10.G.	Statement by Experts
Not required because this Form 20-F is filed as an annual report
	10.H.	Documents on Display
		Where You Can Find More Information	94
	10.I.	Subsidiary Information
Not required because this Form 20-F is filed as an annual report

	Part I	Page
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
	Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk	62
Item 12.	Description of Securities Other than Equity Securities
Not required because this Form 20-F is filed as an annual report
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15.	Controls and Procedures
	Controls and Procedures	91
Item 16.	Reserved
Not applicable
Item 16A.	Audit Committee Financial Expert
	Directors and Corporate Auditors — Audit Committee Financial Expert	75
Item 16B.	Code of Ethics
	Code of Ethics	91
Item 16C.	Principal Accountant Fees and Services
	Principal Accountant Fees and Services	91
Item 16D.	Exemptions from Listing Standards for Auditing Committees
Not required because this annual report does not cover a fiscal year ending on or after July 31, 2005
Item 16E.	Repurchases of Equity Securities
Not required because this annual report does not cover a fiscal year ending on or after December 14, 2004
Part III
Item 17.	Financial Statements
Not applicable
Item 18.	Financial Statements
	Index to Financial Statements	F-1
	Index to Schedules	F-1
Item 19.	Exhibits
List of Exhibits

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLEA HOLDINGS, INC.
(Registrant)

	By:	/s/ KUNIO ISHIHARA

		Name:	Kunio Ishihara
		Title:	President and Director (Principal Executive Officer)

Date: September 28, 2004

EXHIBIT INDEX

Exhibit Number	Description
1.1	English translation of the articles of incorporation of Millea Holdings, Inc.
1.2	English translation of the share handling regulations of Millea Holdings, Inc.
2(a)
English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 0-31376) filed on September 27, 2002.

7	A statement explaining in reasonable detail how ratios in the Annual Report were calculated.
8	List of subsidiaries of Millea Holdings, Inc.
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.
13
Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).