Form 20-F
period 2005-03-31
MILLEA HOLDINGS INC
filed 2005-09-28
CIK 1169486

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 0-31376

Kabushiki Kaisha Millea Holdings

(Exact name of Registrant as specified in its charter)

Millea Holdings, Inc.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock

American Depositary Shares represented by American Depositary Receipts,

each of which represents .005 of one share of our Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock: 1,719,899 shares as of March 31, 2005

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

☐  Item 17        ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes        ☒  No

We were formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited in a statutory share transfer under Japanese law. In October 2004, we merged the two companies and named the new combined entity “Tokio Marine & Nichido Fire Insurance Co., Ltd.” For a more detailed description of the background to our formation and the merger of our property and casualty insurance subsidiaries, please refer to “Business — Group Overview — Formation of Millea Holdings” and “Business — Recent Developments — Merger of Tokio Marine and Nichido Fire” in this annual report.

As used in this annual report, references to:

•	“Millea Holdings”, “we”, “us” and “our” are to (1) Millea Holdings, Inc., (2) Millea Holdings, Inc. and its direct and indirect subsidiaries or (3) Tokio Marine & Nichido Fire Insurance Co., Ltd. and/or other operating subsidiaries of Millea Holdings, Inc., as the context may require;

•	“Tokio Marine & Nichido” are to Tokio Marine & Nichido Fire Insurance Co., Ltd. and/or either or both of its predecessors, as the context may require;

•	“Tokio Marine” are to The Tokio Marine and Fire Insurance Company, Limited, a predecessor of Tokio Marine & Nichido;

•	“Nichido Fire” are to The Nichido Fire and Marine Insurance Company, Limited, a predecessor of Tokio Marine & Nichido;

•	“Tokio Marine & Nichido Life” are to Tokio Marine & Nichido Life Insurance Co., Ltd.; and

•	“Tokio Marine & Nichido Financial Life” are to Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

Unless the context otherwise requires, references to the business or financial results of:

•	“Tokio Marine & Nichido” are to those of Tokio Marine & Nichido and its consolidated subsidiaries;

•	“Tokio Marine” are to those of Tokio Marine and its consolidated subsidiaries prior to its October 2004 merger with Nichido Fire;

•	“Nichido Fire” are to those of Nichido Fire and its consolidated subsidiaries prior to its October 2004 merger with Tokio Marine;

•	“Tokio Marine & Nichido Life” are to those of Tokio Marine & Nichido Life only; and

•	“Tokio Marine & Nichido Financial Life” are to those of Tokio Marine & Nichido Financial Life only.

As used in this annual report, “yen” or “¥” means the lawful currency of Japan and “dollar” or “$” means the lawful currency of the United States of America.

As used in this annual report, “Japanese GAAP” means accounting principles generally accepted in Japan and “U.S. GAAP” means accounting principles generally accepted in the United States of America.

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

SELECTED FINANCIAL DATA

The following selected consolidated financial data of Millea Holdings and its subsidiaries as of and for each of the five years ended March 31, 2005 are derived from the audited U.S. GAAP consolidated financial statements of Millea Holdings for those periods. You should read the information below in conjunction with the U.S. GAAP consolidated financial statements of Millea Holdings, including the related notes, included elsewhere in this annual report.

	As of and for the year ended March 31,
	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
	(yen in millions, except share numbers, per share data and percentages)
Statement of income data:
Net premiums written	¥1,925,407	¥1,945,246	¥1,898,557	¥1,381,483	¥1,323,907
Premiums earned	1,895,650	1,860,203	1,760,968	1,342,962	1,310,739
Life premiums(2)	253,369	241,553	255,977	209,208	162,905
Net investment income	133,197	126,173	108,311	104,681	127,852
Total operating income(2)	2,409,097	2,207,518	2,187,103	1,648,512	1,657,638
Total operating costs and expenses(2)	2,302,491	2,055,251	1,985,795	1,539,844	1,524,604
Income before extraordinary items and cumulative effect of accounting changes	77,527	102,882	129,694	75,252	88,675
Extraordinary items(3)	14,458	—	248,323	—	—
Cumulative effect of accounting changes, net of tax(4)	(26)	—	—	85,465	—
Net income	91,959	102,882	378,017	160,717	88,675
Balance sheet data:
Total investments	¥10,304,749	¥9,393,222	¥8,345,203	¥6,628,825	¥6,817,944
Total assets	12,894,898	12,200,373	10,893,363	8,559,177	8,216,741
Total stockholders’ equity	3,432,640	3,408,351	2,824,316	2,509,694	2,586,544
Common stock	150,000	150,000	150,000	101,995	101,995
Number of shares issued (in thousands)(5)	1,727.05	1,857.05	1,857.05	1,549,692	1,549,692
Number of shares held as treasury stock (in thousands)	7.15	68.99	7.90 (6)	—	—
Per share data(7):
Net income — basic	¥52,531	¥56,457	¥203,558	¥103,709	¥57,221
Net income — diluted	¥51,855	¥56,457	¥203,558	¥103,709	¥57,221
Cash dividends declared(8)	¥11,000	¥11,000	¥10,000	¥8,500	¥8,500
	$99.76	$100.52	$83.42	$70.92	$68.15
Key ratios(9):
Net loss ratio	66.6%	56.4%	54.2%	54.9%	59.5%
Combined loss and expense ratios	103.1%	92.6%	91.7%	94.3%	99.8%

(1)

Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2005, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Consistent with U.S. GAAP and with Exchange Act requirements regarding the presentation of our financial statements, our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2002 and 2001 have not been restated to include the results of operations and financial position of Nichido Fire and its consolidated subsidiaries for such fiscal years. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2005, 2004 and 2003 are not directly comparable to the amounts shown for prior fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Combination”.

(2)	Certain amounts in our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003 have been reclassified to conform to the new classifications adopted during the fiscal year ended March 31, 2005. Corresponding amounts in our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2002 and 2001 have not been similarly reclassified as they were not significant for such fiscal years. Accordingly, such reclassified amounts shown in this table for the fiscal years ended March 31, 2005, 2004 and 2003 are not directly comparable to the amounts shown for prior fiscal years.
(3)	Extraordinary items for the fiscal year ended March 31, 2003 represent unallocated negative goodwill arising from the business combination with Nichido Fire. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Combination”. Extraordinary items for the fiscal year ended March 31, 2005 represent unallocated negative goodwill arising from the business combination with Nisshin Fire. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Alliance”.
(4)	In accordance with the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, we recognized “Cumulative effect of accounting changes, net of tax” for the fiscal year ended March 31, 2002. In accordance with the adoption of Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, we recognized “Cumulative effect of accounting changes, net of tax” for the fiscal year ended March 31, 2005.
(5)	In connection with our formation on April 2, 2002, each 1,000 shares of Tokio Marine common stock were exchanged for one share of our common stock. See “Business — Group Overview — Formation of Millea Holdings”.
(6)	Includes shares held by our subsidiaries as of March 31, 2003.
(7)	To facilitate comparability of the per share data from year to year after the share exchange in connection with our formation, the per share data for the fiscal years ended March 31, 2005, 2004 and 2003 are calculated based on 1.00 of our shares, while the per share data for the fiscal years ended March 31, 2002 and 2001 are calculated based on 1,000 of Tokio Marine’s shares. The per share data are calculated using the weighted average number of shares outstanding for the period.
(8)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.
(9)	The key ratios relate to property and casualty insurance only. The net loss ratio is calculated by dividing losses incurred by premiums earned. The combined ratio is the sum of the ratio of loss and loss adjustment expenses incurred to premiums earned and the ratio of underwriting and administrative expenses incurred to premiums written. A combined ratio under 100% represents an underwriting profit and over 100% represents an underwriting loss.

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

Risks Relating to Our Business

If economic conditions in Japan do not improve, our financial condition and results of operations may be adversely affected.

We derive most of our insurance underwriting revenues from Japan. In addition, a substantial majority of the investments in our investment portfolio are invested in Japanese equity securities, bonds and loans. Accordingly, our financial condition and results of operations are very dependent on economic conditions in Japan.

The Japanese economy experienced a significant downturn in the early 1990s and the Nikkei Stock Average, which is one of the major benchmarks for equity prices in Japan, reached its lowest level in twenty years in April 2003. While economic conditions improved in the fiscal years ended March 31, 2004 and 2005 and equity prices have risen since late April 2003, there continues to be uncertainty surrounding the Japanese economic environment.

Despite the Japanese government’s announced plans to implement fiscal recovery programs and other measures aimed at improving the economy, the current economic climate in Japan may not improve significantly in the near future. Any weakness in the Japanese economy, including but not limited to any economic weakness that may result from current or future high oil prices, could have a significant impact on our financial condition and results of operations.

A decline in the Japanese stock market, and other economic factors, may adversely affect our results of operations and financial condition.

We invest our policyholders’ premiums in a portfolio of assets, including Japanese stocks. As of March 31, 2005, equity securities available for sale represented approximately 35.4% of the value of our total investments other than investments in related parties. The market values of these equity securities are inherently volatile. We intend to hold our equity investments for the long term, but we may incur losses on our equity securities portfolio if the Japanese stock market again experiences declines or if other economic factors cause the value of our equity securities to decline. A significant decrease in the market value of these equity securities could have a negative impact on our financial condition and results of operations.

Fluctuations in interest rates may adversely affect our results of operations.

We are subject to interest rate risk due to our investments in fixed income instruments and derivatives as well as deposit-type insurance and long-term insurance liabilities. As of March 31, 2005, fixed income instruments represented approximately 49.6% of the value of our total investments other than investments in related parties. An increase in interest rates decreases the value of our fixed income portfolio and thereby adversely affects our financial condition. An increase in interest rates also decreases the value of our interest rate derivatives positions and thereby adversely affects our results of operations.

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

Despite our hedging and other risk management activities to limit our exposure to changes in interest rates, we still maintain exposure to interest rate risk. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations — Quantitative and Qualitative Disclosures about Market Risk”.

Defaults in our fixed income and loan portfolios may adversely affect our results of operations and financial condition.

Issuers of fixed income instruments and loan borrowers have defaulted and may continue to default on principal and interest payments with respect to fixed income instruments and loans we hold. Economic sluggishness, a decline of equity market prices or real estate prices in Japan, an increase in the number of insolvency procedures in Japan or a combination of these events or other factors may increase defaults by issuers or borrowers. A continuation of, or an increase in, defaults may require us to record losses on our fixed income and loan portfolios and may adversely affect our results of operations and financial condition.

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

Japan is subject to earthquakes, typhoons, windstorms, volcanic eruptions and other types of natural disasters, the frequency and severity of which are inherently unpredictable. Over the past several years, changing weather patterns and climatic conditions such as global warming have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. During the fiscal year ended March 31, 2005, Japan experienced more severe typhoons in significantly higher number than in previous years. As a result, in the fiscal year ended March 31, 2005, we recorded typhoon and other natural disaster-related insurance claims (including fire and automobile) in the amount of ¥148.0 billion, which was the highest amount of such insurance claims we have recorded since the fiscal year ended March 31, 1992. These natural disasters can have a serious impact on property and casualty insurers, depending on the frequency, nature and scope of the disaster, the amount of insurance coverage that the insurer has written in respect of the disaster, the amount of claims for losses, the timing of claims and the extent to which the insurer’s liability is covered by reinsurance. In order to mitigate the effect of disasters, we set our premium rates at levels which we believe are adequate to accommodate the effect of disasters and cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster the severity of which we did not predict, or for which we did not adequately reinsure, could significantly affect our financial position and results of operations. In addition, as a result of frequent occurrences of typhoons, we may be required to significantly increase our loss reserves relating to natural disaster-related insurance claims in the future, which could have a material adverse effect on our results of operations and financial condition.

We may be required to augment our reserves in case of unforeseen losses.

The insurance business is unlike manufacturing and most other businesses in that, at the time of a “sale”, when the insurance policy is written and the premium is paid, the “cost of sale” or the payment of a claim for a loss under the insurance policy is not yet conclusively determined. Losses may occur whose type or magnitude was not foreseen by the insurance company or the insurance industry generally at the time the insurance policies were written. If this type of deficiency arises with respect to our insurance liability reserves, we would have to augment our reserves or otherwise incur a charge to earnings, which in turn could have a material adverse effect on our results of operations. Historically, Japanese insurance companies have not experienced these unforeseen losses, unlike insurance companies in some other countries. For example, the U.S. insurance industry experienced significant losses with respect to unexpected claims resulting from the harmful effects of asbestos use. Our loss reserves could substantially increase if similar claims are made against our insurance policies for risks which we did not anticipate.

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

Our business, results of operations and financial condition may be materially adversely affected by unpredictable events and their continuous effects. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly large market price movements, increases in claims or deterioration of economic conditions of certain countries or regions, such as the terrorist attack on the United States on September 11, 2001 or the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia in 2003.

We are subject to risks associated with reinsurance.

Like many other non-life insurance companies, Tokio Marine & Nichido uses reinsurance to provide greater capacity to write larger policies and to control its exposure to extraordinary losses or catastrophes. Reinsurance is a form of insurance that insurance companies buy for their own protection. An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. In addition, we are subject to credit risk with respect to our ability to recover amounts due from our reinsurers, as the ceding of reinsurance does not relieve us of our liability as the direct insurer to policyholders.

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

This liberalization has also resulted in increased consolidation among non-life insurance companies and the formation of business alliances among non-life and life insurance companies. We compete with such alliances on the basis of products and services. See “Business — Competition”.

In addition, we face intensified competition in premium rates resulting from the entry into the Japanese insurance market by foreign insurance companies with global operations and by companies that have traditionally been engaged in non-insurance business activities.

We may not succeed in executing our growth strategies outside of Japan.

To date, we have derived most of our insurance underwriting revenues from Japan. However, our strategy includes expanding our businesses in markets outside of Japan, in particular by targeting non-Japanese customers in local Asian insurance markets.

Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown or currency crises in economies outside Japan, such as those experienced by many southeast Asian countries in the late 1990’s;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax system or rate of taxation;

•	Social, political and economic risks; and

•	Natural disasters.

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

Financial strength ratings, which are intended to measure an insurer’s ability to meet policyholder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade, or potential downgrade, of the financial strength ratings of our operating subsidiaries, including Tokio Marine & Nichido, Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life, may limit our ability to sell our insurance and annuity products, adversely affect our reinsurance business and adversely affect the terms and conditions of the business we conduct with trading counterparties.

Business interruptions, human factors or external events may adversely affect our financial results.

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, regulatory breaches, human errors, employee misconduct and external fraud. These events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control this risk and keep operational risk at appropriate levels. Notwithstanding these control measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to operational risk.

System failures may adversely affect our reputation, operations and financial condition.

System failure risk is inherent in our operations, which rely heavily on computer and other information systems. System failures due to unexpected events, the wrongful use of these systems due to deficient or defective security measures or failures due to deficient or defective development or operation of information systems could result in adverse effects on our operations, increased direct or indirect costs due to recovery operations as well as impaired reputation and credibility due to press coverage of such failures. We seek to manage and minimize our system failure risk and have implemented a contingency plan that would allow us to continue our operations in the event of a system failure. However, if such risk management or contingency plan is deficient or ineffective, our operations and financial condition could be materially adversely affected.

Unauthorized disclosure of personal information held by us may adversely affect our business.

We keep and manage personal information obtained from customers in relation to our insurance business. In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. The standards relating to protection of personal information that apply to us have become more stringent under the Law Concerning Protection of Personal Information and rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005. Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our credibility and brand image may suffer. In addition, we may have to provide compensation for economic loss arising out of a failure to protect such information, thereby materially adversely affecting our results of operations and financial condition.

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

If the actual experience on our products differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

The determination of liabilities and premiums for our property and casualty insurance, life insurance and annuity businesses is based on models which involve numerous assumptions and subjective judgments. There can be no assurance that ultimate actual experience on these products will not differ from management’s estimates. In particular, experience on automobile insurance which could require large insurance payments, fire insurance that covers losses arising from natural disasters, third-sector insurance with lifetime-long contractual periods and variable annuities that are affected by fluctuations of stock prices are inherently difficult to estimate. If the actual experience differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

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

In May 2005, one of Tokio Marine & Nichido’s U.S. subsidiaries received subpoenas from the United States Attorney’s Office for the Southern District of New York and the United States Securities and Exchange Commission, or the SEC, requesting documents relating to certain types of reinsurance transactions, in connection with what we believe are investigations involving a number of industry participants. We are actively cooperating with the relevant authorities with respect to these matters. At this time we are unable to predict the potential effects, if any, that these investigations may have upon us, the reinsurance markets and industry business practices. Any of the foregoing could have a material effect on our business, results of operations and financial condition relating to our reinsurance activities.

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

As a holding company, our ability to pay operating and financing expenses and dividends depends primarily on the receipt of sufficient funds from our principal operating subsidiaries. Statutory provisions regulate our operating subsidiaries’ ability to pay dividends. If our operating subsidiaries are unable to pay dividends to us in a timely manner and in amounts sufficient to pay our operating and financing expenses to declare and pay dividends and to meet our other obligations, we may not be able to pay dividends or we may need to seek other sources of liquidity.

Under the Commercial Code of Japan, or the Commercial Code, we cannot declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP).

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

Average(1)
Year ended March 31:
2001	¥111.65
2002	125.64
2003	121.10
2004	112.75
2005	107.28

	High	Low
Month:
March 2005	¥103.87	¥107.49
April 2005	104.64	108.67
May 2005	104.41	108.17
June 2005	106.64	110.91
July 2005	110.47	113.42
August 2005	109.37	112.12
September (through September 15) 2005	109.66	110.85

(1)	Average rate for each fiscal year is calculated by using the average of the exchange rates on the last day of each month during that year.

The noon buying rate for Japanese yen on September 15, 2005 was $1.00 = ¥110.48.

MARKET PRICE INFORMATION

Our common stock is listed in Japan on the First Section of Tokyo Stock Exchange, Inc., or the Tokyo Stock Exchange, and on the First Section of Osaka Securities Exchange Co., Ltd., or the Osaka Securities Exchange. Trading of our shares on these exchanges began on April 1, 2002.

American depositary shares, or ADSs, representing shares of our common stock are currently traded in the United States on the Nasdaq National Market under the symbol “MLEA”. Trading of our ADSs on the Nasdaq National Market commenced on April 2, 2002. Each ADS represents .005 of one share of our common stock. As of March 31, 2005, outstanding ADSs represented 5.3% of our outstanding shares.

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

	Price per share on the Tokyo Stock Exchange		Translated into U.S. dollars per ADS(1)		Price per ADS on the Nasdaq National Market
	High	Low	High	Low	High	Low
	(yen)		(US$)		(US$)
Year ended March 31, 2003	¥1,140,000	¥706,000	$45.71	$30.15	$44.50	$29.76
Year ended March 31, 2004	1,710,000	725,000	81.03	30.66	80.05	30.75
First fiscal quarter	943,000	725,000	40.11	30.66	39.93	30.75
Second fiscal quarter	1,440,000	924,000	62.07	38.68	62.00	39.60
Third fiscal quarter	1,490,000	1,160,000	68.17	53.18	67.40	54.04
Fourth fiscal quarter	1,710,000	1,290,000	81.03	61.08	80.05	60.78
Year ended March 31, 2005
First fiscal quarter	1,730,000	1,280,000	82.74	56.09	83.00	55.81
Second fiscal quarter	1,690,000	1,360,000	76.75	61.42	77.01	62.10
Third fiscal quarter	1,610,000	1,320,000	76.41	61.91	76.32	63.16
Fourth fiscal quarter	1,670,000	1,430,000	79.53	69.05	80.07	68.53
Year ending March 31, 2006
First fiscal quarter	1,650,000	1,380,000	76.21	63.98	76.32	64.70
Month
March 2005	1,670,000	1,500,000	79.53	71.76	80.07	71.57
April 2005	1,650,000	1,420,000	76.21	67.00	76.32	66.88
May 2005	1,490,000	1,410,000	71.00	67.10	71.00	66.10
June 2005	1,520,000	1,380,000	68.92	63.98	69.09	64.70
July 2005	1,510,000	1,450,000	67.60	64.69	67.99	64.41
August 2005	1,700,000	1,470,000	77.39	65.55	76.94	65.49
September (through September 15) 2005	1,700,000	1,550,000	76.68	70.65	77.30	70.92

(1)	U.S. dollar amounts have been translated from yen at the Federal Reserve Bank of New York’s noon-buying rate as of the relevant high and low quotation date or the last available date prior thereto.

The closing price of our shares of common stock on the Tokyo Stock Exchange as of September 15, 2005 was ¥1,690,000.

The above prices for our ADSs are based on inter-dealer prices reported by Nasdaq and do not include retail mark-ups, retail mark-downs or commissions.

DIVIDEND POLICY

In June 2005, we declared cash dividends on shares of our common stock in the amount of ¥11,000 per share and paid ¥18,919 million in respect of the fiscal year ended March 31, 2005. In June 2004, we declared cash dividends on shares of our common stock in the amount of ¥11,000 per share and paid ¥19,668 million in respect of the fiscal year ended March 31, 2004. In June 2003, we declared cash dividends on shares of our common stock in the amount of ¥10,000 per share and paid ¥18,491 million (excluding the amount of dividends for shares held by a subsidiary) in respect of the fiscal year ended March 31, 2003.

As a holding company, our ability to pay dividends in the future will depend primarily on our receipt of sufficient funds from our principal operating subsidiaries. In addition, under the Commercial Code, we cannot declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP). See “Risk Factors — Risks Relating to Our Business” and “Description of Common Stock — Dividends”.

When apportioning profits in respect of any given fiscal year, we expect to pay stable dividends on our common stock, subject to having retained earnings and to providing sufficient capital to meet our business needs.

MAJOR SHAREHOLDERS

Our ten largest shareholders of record as of March 31, 2005, expressed as a percentage of the total number of our shares then outstanding, were as follows:

Shareholder	Number of whole shares held	Percentage of total shares outstanding(1)
The Master Trust Bank of Japan, Ltd. (Trust Account)	121,436	7.1%
Japan Trustee Services Bank, Ltd. (Trust Account)	95,724	5.6%
Moxley & Co.(2)	91,765	5.3%
State Street Bank and Trust Company 505103	48,956	2.8%
The Bank of Tokyo-Mitsubishi, Ltd.	39,239	2.3%
Meiji Yasuda Life Insurance Company	39,187	2.3%
State Street Bank and Trust Company	36,331	2.1%
The Chase Manhattan Bank N.A. London	30,818	1.8%
Trust & Custody Services Bank, Ltd.(3)	28,148	1.6%
Mizuho Corporate Bank, Ltd.	27,045	1.6%

Total	558,649	32.5%

(1)	The number of total shares outstanding equals the number of total issued shares minus the number of treasury shares. As of March 31, 2005, there were 1,719,899 shares of our common stock outstanding.
(2)	Moxley & Co. is the corporate nominee holder of common stock deposited for the issuance of ADSs.
(3)	As trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries, Ltd.

None of our shareholders listed above has voting rights that are different from voting rights of our other shareholders.

As of March 31, 2005, we had 92,695 shareholders of record, of which 92,065 were Japanese record holders. As of the same date, 63.3% of our outstanding shares were owned by Japanese record holders.

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

•	We received copies of reports filed on May 14, 2004 with the Kanto Finance Bureau by Mitsubishi Tokyo Financial Group, Inc. on behalf of The Bank of Tokyo Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi International plc, Mitsubishi Trust Asset Management Co., Ltd. and Tokyo-Mitsubishi Asset Management Co., Ltd. indicating that these entities beneficially owned an aggregate of 110,480 shares as of April 30, 2004, representing 5.95% of the total issued shares. Such shares represented 6.20% of the total shares outstanding as of April 30, 2004.

Subsequently, we received copies of reports filed on February 15, 2005 with the Kanto Finance Bureau by Mitsubishi Tokyo Financial Group, Inc. on behalf of The Bank of Tokyo Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., Mitsubishi Securities International plc, and Tokyo-Mitsubishi Asset Management Co., Ltd. indicating that these entities beneficially owned an aggregate of 107,801 shares of common stock as of January 30, 2005, representing 6.03% of the total issued shares. Such shares represented 6.24% of the total shares outstanding as of January 30, 2005.

We also received copies of reports filed on May 13, 2005 with the Kanto Finance Bureau by Mitsubishi Tokyo Financial Group, Inc. on behalf of The Bank of Tokyo Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., Mitsubishi Securities International plc, and Mitsubishi Asset Management Co., Ltd. indicating that these entities beneficially owned an aggregate of 75,263 shares of common stock as of April 30, 2005, representing 4.36% of the total issued shares. Such shares represented 4.39% of the total shares outstanding as of April 30, 2005.

•	We received copies of reports filed on July 15, 2004 with the Kanto Finance Bureau by Barclays Global Investors Japan Trust & Banking Co., Ltd., Barclays Global Investors Japan Limited, Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Limited, Barclays Global Investors Australia Limited, Barclays Life Assurance Company Limited and Barclays Capital Securities Limited indicating that these entities beneficially owned an aggregate of 107,802 shares as of June 30, 2004, representing 5.81% of the total issued shares. Such shares represented 6.07% of the total shares outstanding as of June 30, 2004.

Subsequently, we received copies of reports filed on September 14, 2005 with the Kanto Finance Bureau by Barclays Global Investors Japan Trust & Banking Co., Ltd., Barclays Global Investors Japan Limited, Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Australia Limited, Barclays Global Investors Limited, Barclays Life Assurance Company Limited, Barclays Capital Securities Limited and Barclays Capital Inc. indicating that these entities beneficially owned an aggregate of 43,273 shares as of June 30, 2005, representing 2.51% of the total issued shares. Such shares represented 2.54% of the total shares outstanding as of August 31, 2005.

•	We received a copy of report filed on January 14, 2005 with the Kanto Finance Bureau by Brandes Investment Partners, LLC indicating that it beneficially owned an aggregate of 90,806 shares of common stock as of December 31, 2004, representing 5.08% of the total issued shares. Such shares represented 5.24% of the total shares outstanding as of December 31, 2004.

Subsequently, we received a copy of report filed on July 19, 2005 with the Kanto Finance Bureau by Brandes Investment Partners, LLC that it beneficially owned an aggregate of 106,093 shares of common stock as of June 30, 2005, representing 6.14% of the total issued shares. Such shares represented 6.19% of the total shares outstanding as of June 30, 2005.

•	Reporting by Listed Companies. Under the Japanese Securities and Exchange Law, any company whose shares are listed on a Japanese stock exchange must publicly report information about its major shareholders. We are required to make this disclosure, which generally includes information about a company’s ten largest shareholders of record, as of each March 31 and September 30.

BUSINESS

Group Overview

We were formed on April 2, 2002 as the holding company, a joint stock corporation (kabushiki kaisha) organized under the laws of Japan, for Tokio Marine and Nichido Fire. Since being formed, we have reorganized various subsidiaries of Tokio Marine and Nichido Fire, so that those subsidiaries are directly owned by us. See “— Subsidiaries and Affiliates”.

In October 2004, we merged our property and casualty insurance subsidiaries, Tokio Marine and Nichido Fire, and named the new entity “Tokio Marine & Nichido”. See “— Recent Developments — Merger of Tokio Marine and Nichido Fire”.

Tokio Marine & Nichido, as the successor of Tokio Marine and Nichido Fire, is the oldest and largest, in terms of net premiums written, property and casualty insurance company in Japan. It underwrites the full range of property and casualty insurance coverage available in Japan, including voluntary automobile, compulsory automobile liability, fire and allied lines, personal accident, cargo and transit, and hull insurance. Tokio Marine & Nichido underwrites some lines of property and casualty insurance coverage overseas. It also accepts and cedes reinsurance for certain lines of property and casualty insurance coverage.

Formation of Millea Holdings

We were formed as the holding company for Tokio Marine and Nichido Fire through a statutory share transfer that became effective on April 2, 2002. After the statutory share transfer became effective, former Tokio Marine shareholders held approximately 83% of the outstanding shares of our common stock and former Nichido Fire shareholders held approximately 17%.

Recent Developments

Merger of Tokio Marine and Nichido Fire

On October 1, 2004, we completed the merger of Tokio Marine and Nichido Fire. The English-language name of the new combined entity is “Tokio Marine & Nichido Fire Insurance Co., Ltd.” Tokio Marine was the surviving company. The objectives of the merger were to maximize our corporate value by creating synergies, promoting a growth strategy which combines the strengths of both companies and increasing efficiency through a larger scale of business, and to further reduce costs. The primary business mission of Tokio Marine & Nichido is to provide customers with the highest quality products and services. In order to achieve this objective, we established three in-house companies that focus on personal, commercial and automobile manufacturer/dealer insurance operations. We aim to enhance the expertise and flexibility in each sales channel and market through the in-house company system and intend to thereby maximize the strength of each business. Based on this strategy, we intend to further increase customer satisfaction.

We completed the integration of operational procedures and information technology systems shortly after the merger, and Tokio Marine & Nichido has since been operating as a fully integrated entity.

Tokio Marine was originally founded in 1879. In 1944, it was consolidated with The Meiji Fire and Marine Insurance Company, Limited and The Mitsubishi Marine and Fire Insurance Company, Limited and was incorporated as a joint stock corporation under the Commercial Code.

Nichido Fire was founded in 1914. Its original core focus was to offer insurance coverage to individuals and households located in regional markets throughout Japan, primarily through its own direct marketing channels.

Acquisition of Real Seguros S.A. and investment in Real Vida e Previdencia S.A.

In July 2005, we acquired a 100% interest in Real Seguros S.A., primarily a property and casualty insurer, and a 50% interest in Real Vida e Previdencia S.A., a life and pension insurer, both located in Brazil, from ABN AMRO Bank N.V. for approximately R$960 million (approximately ¥45.1 billion at the exchange rate on July 7, 2005). As part of the transaction, Tokio Marine & Nichido expects to be able to market its insurance products through approximately 1,500 branches of Banco ABN AMRO Real S.A. and 6,500 insurance brokers.

Acquisition of Allianz President General Insurance Co., Ltd. and its merger with Newa Insurance

In September 2004, Millea Asia Ptd., Ltd., or Millea Asia, our directly held subsidiary, acquired the Taiwanese property and casualty insurance company Allianz President General Insurance Co., Ltd. This company merged with Newa Insurance Co., Ltd., a Taiwanese property and casualty insurance affiliate of Millea Asia, on April 1, 2005 and the newly merged company operates under the name Tokio Marine Newa Insurance Co., Ltd., in which Millea Asia holds a 49% interest.

Acquisition of Skandia Life Insurance Company (Japan) Limited

On February 2, 2004, we acquired all outstanding shares of Skandia Life Insurance Company (Japan) Limited, or Skandia Japan, for the aggregate purchase price of ¥20 billion from Skandia Insurance Company Ltd. (publ.). Skandia Japan was subsequently re-named Tokio Marine & Nichido Financial Life Insurance Co., Ltd., or Tokio Marine & Nichido Financial Life. Tokio Marine & Nichido Financial Life is primarily engaged in the variable insurance businesses, including variable annuities and variable universal life insurance.

Cooperation with The Nisshin Fire and Marine Insurance Company, Limited

Pursuant to an agreement reached in March 2003, we have entered into a strategic alliance with The Nisshin Fire and Marine Insurance Company, Limited, or Nisshin Fire. This alliance includes cooperation in marketing of Tokio Marine & Nichido Life’s products and joint proposals by Tokio Marine & Nichido and Nisshin Fire to Nisshin Fire’s corporate clients and automobile dealer agents. We have acquired approximately 31% of the total outstanding shares of Nisshin Fire as of February 2005, and the two companies expanded their cooperation to include, among others, sales by Nisshin Fire of Tokio Marine & Nichido’s defined contribution pension products.

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

In addition, our group companies have long dedicated themselves to providing products and services designed to meet society’s need for “safety and security”, and to corporate social responsibility, or CSR, activities such as environmental conservation and philanthropic activities. In November 2004, we established the Millea Group CSR Charter as a common guideline for our group companies’ CSR activities.

Principal Executive Offices

Our principal executive offices are located at Tokyo Kaijo Nichido Building Shinkan, 2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and our telephone number is 81-3-6212-3333.

Business Goals and Strategies

In November 2003, we announced our current medium- and long-term business strategy. By implementing our strategy for each of our property and casualty insurance, life insurance and other business segments, we aim to create the optimum business portfolio and to maximize our corporate value.

Domestic Property and Casualty Insurance Business

Our principal revenue base is our domestic property and casualty insurance business. We aim to increase the revenues of this business by strengthening our underwriting operations, increasing sales with a “Customer First” policy at the base of all business activities and further improving efficiencies by:

•	Enhancing efficiencies in the business operations and management of our property and casualty insurance business. We merged our property and casualty insurance subsidiaries in October 2004 and named the new entity “Tokio Marine & Nichido”.

•	Restructuring our sales network and seeking to build a more efficient and higher quality sales network by making direct capital investments to upscale the size and capabilities of our agencies and to increase the number of such upscaled agencies, as well as building a new sales network to recover growth of our sales.

•	Seeking to increase sales of third sector products, which we believe is a market with significant growth potential, and to increase over-the-counter sales of insurance products through banks.

•	Enhancing sales of comprehensive insurance products that cover a variety of risks for individuals and corporate customers, such as “Cho Hoken” and “Cho Business Insurance”. See “— Property and Casualty Insurance”.

•	Introducing new voluntary automobile insurance product “Total Assist”, launched in August 2005. See “— Property and Casualty Insurance — Voluntary Automobile”.

•	Introducing alternative risk solutions and defined contribution pension products which we believe have growth potential.

•	Seeking to provide customers with high quality claims services by pursuing an innovative business model guided by the three principles of “sincerity”, “professionalism” and “open communication”.

Domestic Life Insurance Business

We plan to expand our domestic life insurance business as one of our core businesses. We aim to strengthen our life insurance subsidiaries, Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life, and seek revenue growth in this business by:

•	Enhancing efficiencies in the business operations and management of our life insurance business. We aim to make sustainable profit by appropriately managing our assets and liabilities and by building an efficient sales network through cooperation with our property and casualty insurance business.

•	Introducing new third sector products, such as “Anshin Amulet” and “Anshin Iryou Plus”, which were launched in January 2005. See “— Third Sector Insurance Business”.

•	Introducing new annuity products, such as “Anshin Yen Annuity”, which was launched in May 2005. See “— Life Insurance Business — Tokio Marine & Nichido Life”.

•	Strengthening our variable annuities business through our new subsidiary, Tokio Marine & Nichido Financial Life, which we acquired from Skandia Insurance Company Ltd. (publ.) in February 2004.

•	Introducing new variable annuity products, such as “As You Like”, which was launched in September 2004, and “Best Scenario”, which was launched in June 2005. See “— Life Insurance Business —Tokio Marine & Nichido Financial Life”.

•	Shifting more of our management resources to the life insurance business and seeking to implement the following growth strategies:

•	Strengthen cross-marketing;

•	Expand our sales channels dedicated exclusively to the distribution of life insurance; and

•	Promote sales through banks.

Overseas Insurance Business

To diversify geographically and realize stable revenue growth, we aim to expand our overseas insurance business by focusing on the Asian local insurance market, which we believe has high growth potential and profitability. In April 2003, we transferred our Asian insurance operations to Millea Asia. Millea Asia is in charge of planning our business growth strategy in the Asian region (excluding Japan), including through mergers, acquisitions and business tie-ups, such as the acquisition of a 24.9% interest in Sino Life in July 2003 jointly with Tokio Marine & Nichido, and managing our local Asian subsidiaries. We intend to aggressively pursue the expansion of the business with a focus on what we believe are growing areas, such as China, Taiwan, Thailand, Malaysia and India. We are also focusing on other growing markets such as Brazil, where we acquired a 100% interest in Real Seguros S.A., primarily a property and casualty insurer, and a 50% interest in Real Vida e Previdencia S.A., a life and pension insurer, in July 2005 for approximately R$960 million (approximately ¥45.1 billion at the exchange rate on July 7, 2005).

We also seek to achieve revenue growth and risk diversification through operations of our overseas reinsurance subsidiaries, such as Tokio Millennium Re Ltd., Tokio Marine Global Limited and Tokio Marine Global Re Limited.

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

Property and Casualty Insurance

Property and Casualty Insurance Lines

We engage primarily in underwriting voluntary automobile, compulsory automobile liability, fire and allied lines (including earthquake), personal accident, marine (including cargo and transit and hull) and other lines of property and casualty insurance through Tokio Marine & Nichido, principally in Japan. The following table, prepared on a U.S. GAAP basis, shows a breakdown of our direct premiums written by our principal lines of insurance for each of the periods indicated:

	Year ended March 31,
	2005	2004	2003
	(yen in millions)
Voluntary Automobile	¥868,393	¥887,750	¥909,341
Compulsory Automobile Liability(1)	302,955	311,124	308,641
Fire and Allied Lines(2)	302,081	299,481	290,189
Personal Accident	151,667	153,849	157,434
Marine – Cargo and Transit	81,878	71,678	67,660
Marine – Hull	18,770	19,599	19,173
Other(3)	239,806	235,074	235,025

Total	¥1,965,550	¥1,978,555	¥1,987,463

(1)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.
(2)	Includes earthquake insurance.
(3)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, truck, credit and guarantee and surety bonds.

The following table, prepared on a U.S. GAAP basis, shows a breakdown of each key component of our property and casualty insurance premiums written for the year ended March 31, 2005:

	Direct premiums written	Reinsurance premiums assumed	Reinsurance premiums ceded	Net premiums written(1)
				Amount	%
		(yen in millions, except percentages)
Voluntary Automobile	¥868,393	¥5,417	¥12,990	¥860,820	44.71%
Compulsory Automobile Liability(2)	302,955	261,545	235,653	328,847	17.08%
Fire and Allied Lines(3)	302,081	30,334	68,714	263,701	13.70%
Personal Accident	151,667	3,101	3,759	151,009	7.84%
Marine – Cargo and Transit	81,878	4,175	15,047	71,006	3.69%
Marine – Hull	18,770	9,490	13,786	14,474	0.75%
Other(4)	239,806	39,509	43,765	235,550	12.23%

Total	¥1,965,550	¥353,571	¥393,714	¥1,925,407	100.00%

(1)	Net premiums written = direct premiums written + reinsurance premiums assumed – reinsurance premiums ceded.
(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.
(3)	Includes earthquake insurance.
(4)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, truck, credit and guarantee and surety bonds.

Voluntary Automobile

Automobile ownership in Japan has grown over the years and there is currently no other country in the world except the United States where a greater number of automobiles is owned. According to statistics published by the Japanese Automobile Inspection and Registration Association, the number of automobiles owned in Japan has been slowly but consistently growing in the past several years, and as of March 31, 2005, approximately 78 million automobiles were owned in Japan. In line with high level of automobile ownership, the number of automobile accidents and the number of persons injured or killed in automobile accidents have remained at high levels despite various social efforts to reduce the number of accidents. To further the public policy of reducing losses from automobile accidents, the Automobile Liability Security Law provides for owner-operators’ tort liabilities that are more strict than those under the Japanese Civil Code’s general tort theory. Over the years, the average amount of damages awarded by Japanese courts in liability claim cases stemming from automobile accidents has increased, as has the public’s awareness of the risks involved in automobile ownership.

Our voluntary automobile insurance product called the Tokio Automobile Policy, or “TAP”, was first introduced in 1998 by Tokio Marine. TAP proved to be an extremely successful product, which met a wide range of customer requirements and offered a wider compensation coverage that was not previously available under conventional automobile insurance policies. TAP’s most notable feature was the offering of bodily injury indemnity insurance. If a policyholder was injured in an automobile accident, a full settlement was paid to the injured policyholder regardless of who was at fault. TAP also offered a broad coverage in connection with any physical damage to automobiles.

In August 2003, we launched a risk-differentiated automobile product to strengthen price-competitiveness and to meet a wide variety of customer needs. This new product, called “TAP Navi”, offered insurance coverage for a premium based on characteristics of each customer such as usage of insured automobile, status of the driver’s license in the public classification scheme and age.

In August 2004, we launched a new product called “Choki Bunkatsu”, a long-term installment-payment automobile insurance policy, typically for a term of two to three years, which eliminates the necessity for the annual renewal procedure.

In August 2005, we launched our third-generation voluntary automobile insurance product, called “Total Assist”. This product replaced “TAP Navi” and places more emphasis on “assistance” by offering a variety of support services after an accident, in addition to offering the same wide compensation coverage previously offered by TAP Navi.

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

Under these compulsory insurance policies, the maximum amount of coverage for accidents resulting in death is limited to ¥30 million per person, and the maximum amount of coverage for accidents resulting in permanent disability is limited to ¥40 million per person. The maximum amount of coverage for accidents resulting in other injuries is ¥1.2 million per person. Individuals who wish to purchase coverage beyond these maximum amounts may purchase automobile insurance with a bodily injury liability coverage on a voluntary basis (as described above). In order to reduce inconveniences caused by being covered by compulsory and voluntary policies, an insured can submit claims for indemnity under both the compulsory and voluntary policies to the insurance company that wrote the voluntary policy. Prior to April 1, 2002, 60% of all CALI insurance written was required by statute to be reinsured with the government. Since April 1, 2002, all CALI premium portfolios are reinsured with the CALI Reinsurance Pool in which all insurers operating CALI business participate.

Fire and Allied Lines

Fire and allied lines insurance is one of the traditional lines of insurance we write. Fire and allied lines insurance (other than earthquake insurance, which is described below) generally covers dwelling houses, shops, offices, factories and warehouses and their contents against loss or damage caused by fire, flood, storms, lightning, explosion, theft and other risks. In addition, some policies cover personal accident, third-party liability and loss of income caused by these kinds of events. Some of the products offered under this insurance line are deposit-type insurance.

This type of insurance is written for individual customers to safeguard their personal financial security and for business customers to protect their on-going business operations. This type of insurance also provides mortgage lenders, whether residential or commercial, with protection against loss or damage to mortgaged properties.

Under fire and allied lines insurance, insurers may be required to make indemnity payments of a huge aggregate amount in the event of a disastrously large windstorm, flood or other catastrophe. The following table shows information concerning major windstorms and floods in Japan that occurred during the thirty years ended March 31, 2004.

Major windstorms and floods	Date	Buildings damaged	Buildings flooded
Typhoon No. 17 and accompanying weather front	September 1976	11,193	442,317
Typhoon No. 20	October 1979	7,523	37,450
Downpour, July 1982	July 1982	851	52,165
Typhoon No. 10 and accompanying weather front	August 1982	5,312	113,902
Typhoon No. 8 and accompanying weather front	September 1982	651	136,308
Downpour, July 1983	July 1983	3,669	17,141
Typhoon No. 10	August 1986	2,683	105,072
Typhoon No. 19	September 1991	170,447	22,965
Downpour, August 1993	August 1993	824	21,987
Typhoon No. 18	September 1999	47,150	23,218
Hailstorm, May 2000	May 2000	24,692	43
Downpour, September 2000	September 2000	312	71,291

Source: “Non-Life Insurance in Japan Fact Book 2003-2004”, The Marine and Fire Insurance Association of Japan.

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

During the fiscal year ended March 31, 2005, Japan experienced a high number of natural disasters such as severe typhoons. As a result, in the fiscal year ended March 31, 2005, we recorded typhoon and other natural disaster-related insurance claims (including fire and automobile) in the amount of ¥148.0 billion.

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

We write earthquake insurance under the Law Concerning Earthquake Insurance as an extension of fire insurance coverage for dwellings and their contents. The insured amount for earthquake coverage under these policies is within a range of 30% to 50% of the insured amount for fire insurance coverage and up to a maximum amount of ¥50 million for the dwelling and ¥10 million for its contents. These maximum amounts are all prescribed by law. For the year ended March 31, 2005, our direct premiums written for earthquake insurance policies under the Law Concerning Earthquake Insurance amounted to ¥29.8 billion, representing 9.9% of our direct premiums written for fire and allied lines.

Under the Law Concerning Earthquake Insurance, the aggregate amount of indemnity payable by all insurers to all policyholders for any one occurrence is limited to ¥5,000 billion. The earthquake risks written by direct insurers, including us, are wholly reinsured with the Japan Earthquake Reinsurance Company Limited, or JER, a private reinsurer in Japan owned by major Japanese non-life insurance companies, including us. This portfolio is protected by (1) an excess of loss reinsurance cover arranged between JER and the Japanese government and (2) another excess of loss reinsurance cover arranged among JER, Toa Reinsurance Company, Limited, or Toa, which is another private reinsurer in Japan, and the original direct insurers, including us, which participate in this insurance cover through retrocession agreements with JER. The maximum amount to be paid by JER for any one occurrence, net of the amount covered by reassurance ceded, is ¥452.0 billion. The maximum amount to be paid by the Japanese government for any one occurrence is ¥4,122.2 billion. The maximum aggregate amount to be paid by the original direct insurers and Toa for any occurrence according to the share specified under the retrocession agreements is ¥425.8 billion. Our share of that amount is approximately 29.4%. The Law Concerning Earthquake Insurance requires that, if there are special needs, such as insufficient existing funds for the payment of indemnity under earthquake insurance policies, the Japanese government will make efforts to arrange for, or to facilitate, financings by non-life insurance companies for these payments.

We also write earthquake insurance for buildings and structures other than dwellings as an extension of fire insurance coverage on a private basis. This earthquake insurance is not entitled to the reinsurance arrangements under the Law Concerning Earthquake Insurance, and a substantial part of the risk associated with these policies is reinsured by reinsurers. For the year ended March 31, 2005, our direct premiums written for earthquake insurance policies other than those under the Law Concerning Earthquake Insurance represented 6.6% of our direct premiums written for fire and allied lines.

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

Marine Insurance

Cargo and Transit

Cargo insurance covers goods aboard vessels against risks during international transportation or risks during transportation in coastal seas. The terms of international cargo insurance are generally governed by the Institute Cargo Clauses of the former Institute of London Underwriters, currently the International Underwriting Association. This line of insurance is unique in that it provides coverage against acts of war. Approximately 80% of insurance premiums of our cargo insurance is from international cargo. Japanese manufacturers and trading companies are our major clients for international cargo insurance.

The cargo insurance business is generally conducted directly by our personnel and not by insurance agents. Insurance premiums written are affected primarily by levels of Japanese import and export trading activity.

Inland transit insurance is usually purchased by the owners of goods to cover physical damage to those goods when they are transported by rail, truck or domestic air transport and when the goods are stored on land incidental to transit. Carriers of the goods, on the other hand, purchase inland transit liability insurance to cover their legal and contractual liabilities that may arise from the handling of the goods.

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

Our primary customers in this line are Japanese shipping companies, which operate either Japan flag vessels or “flag of convenience” vessels, as well as Japanese shipbuilders. The marketing for these customers is generally conducted by our personnel directly and not by insurance agents or brokers. Our revenues in hull insurance are influenced by the number of vessels that are operated by Japanese shipping companies directly and by foreign shipping companies closely associated with Japanese shipping companies, as well as by the number of vessels being built by Japanese shipbuilders. These are in turn influenced by overall worldwide economic conditions and a number of global competitive factors affecting the respective industries of our customers.

Approximately 60% of our hull insurance premiums received are denominated in Japanese yen, while the rest is denominated in currencies other than the Japanese yen, primarily the U.S. dollar.

Because accidents involving vessels can result in large losses, we reinsure these risks with Japanese and overseas reinsurers.

Other Lines

Other types of property and casualty insurance we write include liability insurance, aviation insurance, workers’ compensation insurance, movables comprehensive insurance, machinery breakdown insurance, contractors’ all-risk insurance, e-risk insurance, nuclear insurance, weather insurance, event cancellation and abandonment insurance, truck insurance, credit and guarantee insurance and surety bonds. Liability insurance is written primarily for business customers and includes product liability insurance, directors’ and officers’ liability insurance and umbrella liability insurance. Movables comprehensive insurance covers damages resulting from loss, theft or destruction of various types of movable property.

Deposit-Type Insurance Products

Deposit-type insurance products combine a long-term insurance policy with a savings feature. We and other non-life insurance companies in Japan are permitted to attach a savings feature to almost all personal lines of insurance other than the compulsory automobile liability insurance. The premium for the insurance portion is accounted for as premium written, and the premium for the savings portion is accounted for as “policyholders’ contract deposits”. For the year ended March 31, 2005, premiums written arising from deposit-type policies accounted for 1.6% of our direct premiums written for property and casualty insurance.

These policies, which have terms ranging from 2 to 64 years, provide for repayment at maturity of the savings-related portion of the premiums together with interest calculated on that amount at a specified rate. The policyholder knows of the maturity value of the savings-related portion of the policy when he or she takes out the policy. Additional payments may also be made depending upon our investment performance during the term of the policy and other factors. Our repayment of the savings-related portion of the premiums and the payment of interest are conditioned on the policy remaining in effect until maturity. Consequently, where a claim for a total loss terminates the policy, we are released from our obligations to make payments to the policyholder. A total loss occurs in only a small number of cases each year. The policyholder can terminate the deposit-type insurance contract before the maturity date by paying us a pre-determined commission.

The contractual rate of interest credited to the policy varies by product and length of policy and is established at the beginning of the policy. We cannot change the committed interest rate during the policy term, unless under extraordinary circumstances where policy terms are changed pursuant to the Insurance Business Law. Committed interest rates on newly issued policies ranged from 0.06% to 1.53% for the year ended March 31, 2005, 0.06% to 1.60% for the year ended March 31, 2004 and 0.10% to 1.60% for the year ended March 31, 2003. Committed interest rates on newly issued policies ranged from 0.10% to 2.75% during the five years ended March 31, 2002, and from 2.00% to 3.75% during the two years ended March 31, 1997. The aggregate amount of deposit-type insurance policies entered into prior to April 1, 1995 that remained in force as of March 31, 2005 is not significant.

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

“Cho Hoken” and “Cho Business Insurance”

Tokio Marine and Nichido Fire jointly developed and launched “Cho Hoken”, meaning “Super Insurance”, during the fiscal year ended March 31, 2003. Cho Hoken, which we believe is an innovative product in the Japanese market, integrates property and casualty and life insurance coverage for individual customers. We intend to offer opportunities for lifetime security to our customers through marketing of this product, which is a new business approach to the Japanese insurance market. For corporate customers, we released “Cho Business Insurance”, a comprehensive policy for business activities, which was also jointly developed by Tokio Marine and Nichido Fire, during the fiscal year ended March 31, 2003. Cho Business Insurance offers comprehensive coverage for various risks faced by small and medium-sized corporations, including fire, business interruption, general liability and personal accident of employees.

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

Prior to July 1, 1998, premium rates for certain lines of non-life insurance were established by the rating organization that dealt with that particular line of insurance, such as the Automobile Insurance Rating Organization and the Property and Casualty Insurance Rating Organization. Almost all non-life insurance companies, including us, participate in the activities of these rating organizations, although we are not required to do so. As discussed in “Regulation”, the 1998 amendment to the Law Concerning Non-Life Insurance Rating Organizations abolished this arrangement. Since July 1998, the rating organizations have served in an advisory capacity to the non-life insurance companies. They calculate advisory or “reference risk premium” rates, prepare standard forms of insurance contracts and collect a wide range of insurance-related data. As a result of this liberalization, non-life insurance companies may set their own premium rates for their products. This has had the effect of intensifying competition in the industry. For some lines of insurance, however, such as earthquake insurance and compulsory automobile liability insurance, non-life insurance companies are obligated to use standardized rates.

Reinsurance

In order to reduce our maximum potential net loss and to maximize the return on our retained risk portfolio, we cede and hedge a portion of our insurance risks to other insurers, reinsurers and investors by way of reinsurance and risk financing tools.

We cede and assume risks under reinsurance and other similar arrangements to and from other insurance companies principally in order to better diversify our risks and enhance our underwriting capacity. Our proportional reinsurance, as discussed below, helps us limit the loss amount on an individual-risk basis by spreading the risk proportionally with other insurers. We also actively seek to utilize reinsurance to limit potential losses arising from specific extraordinary or catastrophic loss risks, including earthquake and typhoon risks. As a general matter, by ceding reinsurance we also seek to enhance stabilization of profits — by reducing fluctuations of loss ratios arising from large or multiple claims — and procure greater capacities to write larger risks. As a general matter, by assuming reinsurance, we seek to further diversify our risk portfolio while gaining additional potential sources of income.

We cede to reinsurers a portion of the risks we underwrite for property and casualty insurance. We pay reinsurance premiums to the reinsurers based upon the risks that are subject to reinsurance. Although a reinsurer is liable to us to the extent of the risks assumed, we remain liable as the direct insurer to policyholders on all of these risks.

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

In addition to the natural catastrophe exchange, Tokio Millennium Re Ltd., Tokio Marine Global Limited and Tokio Marine Global Re Limited assume reinsurance to further diversify our risk portfolio. Tokio Millennium Re specializes in natural catastrophe reinsurance and structured products, while Tokio Marine Global specializes in facultative reinsurance and specialty line reinsurance. Tokio Marine Global Re assumes traditional treaty reinsurance mainly in South East Asia.

The following table, prepared on a U.S. GAAP basis, shows our reinsurance premiums assumed and ceded, and retention ratio, for each of the periods indicated:

	Year ended March 31,
	2005	2004	2003
	(yen in millions, except percentages)
Direct premiums written	¥1,965,550	¥1,978,555	¥1,987,463
Reinsurance premiums assumed	353,571	374,219	325,347
Reinsurance premiums ceded	(393,714)	(407,528)	(414,253)

Net premiums written	¥1,925,407	¥1,945,246	¥1,898,577

Retention ratio(1)	83.0%	82.7%	82.1%

(1)	The retention ratio is calculated by dividing net premiums written by total of direct premiums written and reinsurance premiums assumed.

Property and Casualty Losses and Reserves

Loss and Expense Ratios

The following table, prepared on a U.S. GAAP basis, shows information with respect to loss and expense ratios for our principal lines of property and casualty insurance for each of the periods indicated:

	Year ended March 31,
	2005	2004	2003
	(yen in millions, except percentages)
Marine – Hull:
Net premiums written	¥14,474	¥14,484	¥14,200
Premiums earned	14,152	14,309	14,477
Losses incurred	15,659	9,932	13,050
Loss ratio(1)	110.6%	69.4%	90.1%
Marine – Cargo and Transit:
Net premiums written	¥71,006	¥65,998	¥62,373
Premiums earned	70,735	65,869	62,017
Losses incurred	31,093	30,877	28,939
Loss ratio(1)	44.0%	46.9%	46.7%
Fire and Allied Lines:
Net premiums written	¥263,701	¥270,495	¥258,981
Premiums earned	254,128	244,777	239,318
Losses incurred	220,002	85,335	84,363
Loss ratio(1)	86.6%	34.9%	35.3%
Voluntary Automobile:
Net premiums written	¥860,820	¥878,499	¥898,119
Premiums earned	863,426	884,201	902,491
Losses incurred	537,133	509,682	510,457
Loss ratio(1)	62.2%	57.6%	56.6%
Personal Accident:
Net premiums written	¥151,009	¥152,062	¥155,077
Premiums earned	151,435	151,954	155,603
Losses incurred	64,688	61,290	66,604
Loss ratio(1)	42.7%	40.3%	42.8%
Compulsory Automobile Liability:
Net premiums written	¥328,847	¥333,640	¥280,883
Premiums earned	316,333	262,082	174,074
Losses incurred	250,104	207,483	129,482
Loss ratio(1)	79.1%	79.2%	74.4%
Other:
Net premiums written	¥235,550	¥230,068	¥228,924
Premiums earned	225,441	237,011	212,988
Losses incurred	143,754	143,919	120,786
Loss ratio(1)	63.8%	60.7%	56.7%
Total:
Net premiums written	¥1,925,407	¥1,945,246	¥1,898,557
Premiums earned	1,895,650	1,860,203	1,760,968
Losses incurred	1,262,433	1,048,518	953,681
Loss ratio(1)	66.6%	56.4%	54.2%
Loss adjustment expenses incurred — unallocated	¥68,886	¥77,389	¥76,412
Ratio of losses and loss adjustment expenses incurred to premiums earned(A)	70.2%	60.5%	58.5%
Underwriting and administrative expenses incurred	¥634,078	¥623,819	¥630,005
Ratio of underwriting and administrative expenses incurred to premiums written(2)(B)	32.9%	32.1%	33.2%
Combined loss and expense ratios(3)	103.1%	92.6%	91.7%
Net premiums/direct premiums written ratios	98.0%	98.3%	95.5%

(1)	Ratio of net loss incurred to net premiums earned.
(2)	These data are for our property and casualty business only.
(3)	Sum of (A) and (B).

See note 18 to our consolidated financial statements for comparable information prepared on a Japanese GAAP basis.

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

Loss and loss adjustment expenses fall into two categories:

•	Reserves for reported claims. These reserves are based on our estimates of future payments that will be made in respect of claims, including expenses related to those claims. These estimates are made on a case-by-case basis and are based on the facts and circumstances available at the time the reserves are established. These estimates reflect the informed judgment of the claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These reserves are periodically adjusted in the ordinary course of settlement and represent the estimated ultimate costs necessary to bring all the pending reported claims to final settlement. Consideration is given to historic trends and disposition patterns of loss payments, pending levels of unpaid claims and types of coverage.

•	Reserves for incurred but not reported claims. These reserves are established to recognize the estimated cost of losses that have occurred but as to which we do not yet have notice. These reserves, like reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims arising out of losses to final settlement. Since nothing is known about the occurrence of the losses, we rely on our past experience to estimate our liability in respect of incurred but not reported claims. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other demographic and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are some of the factors used in projecting reserve requirements for incurred but not reported claims. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

We factor in the following loss development information, among others, when establishing reserves for incurred but not reported losses:

•	For fire and allied lines insurance, substantially all losses are paid or recognized within one year from the casualty date and substantially all underwriting risk is assumed in Japan.

•	For liability and workers’ compensation insurance, approximately 90% of losses are recognized within two years from the casualty date while the remaining losses are paid or recognized after two or more years. For underwriting risk assumed outside Japan, we make reserves based on reports from actuaries in the relevant countries.

•	For automobile, personal accident, marine (including cargo and transit and hull) and all other insurance, substantially all of the underwriting risk is assumed in Japan. For these insurance policies, except for bodily injury claims under automobile insurance, substantially all losses are paid or recognized within two years from the casualty date. For bodily injury claims under automobile insurance, approximately 90% of the losses are paid or recognized within one year while the remaining losses are paid or recognized after one or more years.

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

Reconciliation of Beginning and Ending Reserves

The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of our beginning and ending reserves for property and casualty insurance, including the effect of reinsurance ceded, for each of the periods indicated:

	Year ended March 31,
	2005	2004	2003
	(yen in millions)
Balance at beginning of year	¥1,221,146	¥1,131,884	¥875,463
Less reinsurance recoverables	342,217	342,132	247,861

Net balance at beginning of year	878,929	789,752	627,602

Adjustment in connection with the acquisition	—	—	141,940
Incurred related to:
Current year insured events	1,326,179	1,116,582	1,029,655
Prior years insured events	5,140	9,325	438

Total incurred	1,331,319	1,125,907	1,030,093

Paid related to:
Current year insured events	722,166	588,432	590,791
Prior years insured events	495,793	446,825	417,105

Total paid	1,217,959	1,035,257	1,007,896

Foreign currency translation adjustments	970	(1,473)	(1,987)
Net balance at end of year	993,259	878,929	789,752
Plus reinsurance recoverable	351,937	342,217	342,132

Balance at end of year	¥1,345,196	¥1,221,146	¥1,131,884

Prior year claims and expenses incurred, as reflected in the preceding table, resulted principally from re-estimating and settling claims established in earlier accident years in amounts that differed from expectations.

Operations

Sales and Marketing

In addition to our head offices, which are located in Tokyo, Tokio Marine & Nichido had 68 branches and 374 sub-branches located throughout Japan as of March 31, 2005. Branches and sub-branches carry out ordinary insurance activities, such as loss adjustment and claim settlement, in specified geographical areas or for certain categories of industries, all at their own discretion within authorized limits. Certain activities in the branches are under the control of Tokio Marine & Nichido’s head office in Tokyo, including all reinsurance business and transactions involving amounts which exceed the branches’ authorized limits.

Non-life insurance in Japan is sold primarily through a network of full- and part-time insurance agents. As of March 31, 2005, Tokio Marine & Nichido had 64,669 insurance agents apart from 1,054 employees of its direct sales staff throughout Japan. These agents include corporations and individuals. In addition to the traditional agency system used to sell insurance products, since April 2001, as a result of insurance industry deregulation, Japanese commercial banks have been permitted to sell certain insurance products of their affiliated insurance companies at their branch offices. We utilize commercial banks, with their national and regional networks of branches, as a distribution channel for our products. Agents have historically been compensated on a commission basis, with rates varying according to the type of insurance and the qualifications of the agents. In April 2001, we introduced a new compensation system that uses individual performance criteria to a greater extent in determining compensation for agents. Insurance agents in Japan are required to be registered with the Financial Services Agency, or the FSA.

Our agents in Japan are authorized to write substantially all lines of insurance. Approximately 94% of our total direct premiums written (including deposits received) in the year ended March 31, 2005 originated through our agents. Through our underwriting agents, subsidiaries and affiliates, we sell insurance in 38 countries and territories overseas, including the United States where we sell insurance in all 50 states. Approximately 4% of our direct premiums written for the year ended March 31, 2005 originated from policies written outside of Japan.

Tokio Marine and Nichido Fire adopted an on-line agency system in 1991 and continuously expanded this system, which allows for greater efficiency in the contract process by allowing agents to directly input and access contract data. As of March 31, 2005, this on-line system maintained by Tokio Marine & Nichido was available for approximately 265,000 users. The number of contracts whose terms were directly input by Tokio Marine & Nichido’s agents using this system was approximately 14 million in the year ended March 31, 2005.

We have made efforts in developing the on-line systems for agents to increase work efficiency and strengthen sales capabilities at both insurance companies and agents. During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire began to develop “Millea Partners Net”, a new on-line system for agents utilizing broadband communications. As of March 31, 2005, “Millea Partners Net” was used by approximately 39,000 agents of Tokio Marine & Nichido with an aggregate of 128,000 users.

Claims Processing

Claims of policyholders are accepted for processing either by insurance agents or directly by us at our branch offices. There is great customer demand for quick claims processing at a nearby office. In view of the intensifying competition among various sectors in the insurance and other financial markets in Japan, we have focused on expediting claims processing in order to satisfy customer needs. We handle calls from our policyholders involved in accidents throughout Japan from our toll-free line 24 hours a day. In August 2003, we launched a new service which includes giving advice immediately after an accident, making initial contact to hospitals and repair yards and offering expert assistance with car troubles and health problems. By offering such services over the telephone, we aim to mitigate our customers’ anxiety at the outset of an accident. For policyholders of our overseas travel accident insurance, we have facilities to respond to phone calls from policyholders traveling anywhere in the world and provide appropriate services to these customers. As of July 1, 2005, there were 246 claims handling offices for Tokio Marine & Nichido throughout Japan, including its branch offices, that engage in claims processing work.

Nichido Fire Operational Reform Order

On August 20, 2004, Nichido Fire received an operational reform order from the FSA in connection with inappropriate conduct involving one of Nichido Fire’s direct sales staff. In response to the reform order, Nichido Fire submitted an operational reform plan to the FSA, and Tokio Marine & Nichido is continuing the efforts to address the issues presented in the FSA operational reform order based on the plan.

Life Insurance Business

We conduct our life insurance business primarily through our subsidiaries Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life.

Tokio Marine & Nichido Life

Following an amendment to the Insurance Business Law, which permitted non-life and life insurance companies to enter one another’s markets through subsidiaries, Tokio Marine established The Tokio Marine Life Insurance Company, Limited, or Tokio Marine Life, in August 1996 to carry out its life insurance business. In addition, Nichido Fire established The Nichido Life Insurance Co., Ltd., or Nichido Life, in August 1996. Since these two subsidiaries were established, our life insurance business has experienced rapid growth. The number of existing policies exceeded one million during the year ended March 31, 2003. In April 2003, we made Tokio Marine Life and Nichido Life our direct subsidiaries and merged the two subsidiaries on October 1, 2003. The surviving entity was named Tokio Marine & Nichido Life Insurance Co., Ltd., or Tokio Marine & Nichido Life.

We are focusing our sales efforts on lapse-supported type life insurance products, such as “Nagawari”, which is described below. We seek to position these products to compete with existing life insurance companies by offering competitive premium rates. Currently, our main products include comprehensive lifetime insurance, fixed term insurance and pension insurance.

We see product innovation as a core element of our strategy and work to develop new products that will satisfy our customers’ needs. For example, Tokio Marine Life’s “Nagawari” is a lapse-supported whole-life insurance product which allows us to offer lower premiums by making use of a high surrender charge. In 1998, Tokio Marine Life launched “Mittsu-no-Anshin”, or “Triple Coverage”, a type of comprehensive whole-life insurance combining coverage for hospitalization, nursing care and death benefits, which won an innovative-product award in February 1998 from the Nihon Keizai Shimbun, the Japanese daily business journal. In 1999, Tokio Marine Life launched “Nagawari Mittsu-no-Anshin”, a product which combines the characteristics of the two previously released products. In 2002, Tokio Marine Life revised its “Household Income Coverage” insurance, a fixed term insurance product which covers household income by monthly payment of insurance money for a reasonable premium. In January 2004, we launched “Anshin Dollar Annuity”, a U.S. dollar denominated annuity, in the Japanese market through Tokio Marine & Nichido Life. In May 2005, we launched “Anshin Yen Annuity”, a Japanese yen denominated annuity, through Tokio Marine & Nichido Life.

We utilize our property and casualty insurance business’s nationwide network of insurance agents to sell life insurance products. We rely largely on our property and casualty insurance business agents for marketing and sales. We plan to further strengthen cross-selling of life and non-life insurance products. To achieve this, in 2002, we started utilizing “promoters”, who are sales support personnel, to assist insurance agents in marketing life insurance products. We also increased the number of “Life Partners”, our direct sales staff for life insurance. We also aim to further strengthen other distribution channels such as agents specializing in life products and sales through banks.

Tokio Marine & Nichido Life’s total insurance-in-force as of March 31, 2005 was ¥14.7 trillion, compared to ¥13.5 trillion as of March 31, 2004.

Tokio Marine & Nichido Financial Life

We offer variable insurance products through our subsidiary, Tokio Marine & Nichido Financial Life, including variable annuity and variable universal life insurance products. We entered this business through our acquisition of Skandia Japan in February 2004, which was primarily engaged in the variable insurance and variable annuity businesses. Skandia Japan was subsequently renamed Tokio Marine & Nichido Financial Life. We are continuing our efforts to further strengthen our variable annuity business by leveraging the expertise and existing infrastructure of Skandia Japan and implementing synergies with our other businesses.

Typically, for our variable annuity policies, initial purchase payments are made in lump sums and the payments are invested in investment trusts as designated by individual policyholders over the course of the accumulation period, usually a minimum of 10 years. Upon expiration of the accumulation period, annuity payments are paid out of the accumulated principal over the course of the payout period. Alternatively, a policyholder may choose to receive a lump-sum payment at expiration of the accumulation period. In the event of the insured’s death during the accumulation period, there is generally a guaranteed death benefit in an amount at least equal to the amount of the initial purchase payment. The death benefit is payable to beneficiaries in a lump sum or in periodic payments.

In September 2004, Tokio Marine & Nichido Financial Life entered into a business alliance with Mitsubishi Tokyo Financial Group, Inc. and its subsidiary, The Bank of Tokyo-Mitsubishi, Ltd., and together launched “As You Like”, a new variable annuity product. The special feature of the “As You Like” product is that it provides policyholders with three choices of plans at the time of contract and permits switching of plans during the accumulation period. The three plans offer different guarantee levels on accumulated principal, allowing policyholders to choose a plan based on risk preferences at various stages of their lives. The “Plan Change” feature represented an innovation in the Japanese market for variable annuities.

Tokio Marine & Nichido Financial Life also currently offers a range of other variable annuity products with different kinds and levels of guarantees. Under “Best Scenario”, launched in June 2005, the amount of accumulated principal is transferred to a deferred fixed annuity account when it reaches a certain target after three years. “Nenkin Shin-Sedai”, launched in October 2004, is similar to “As You Like” in that it permits switching of plans during the accumulation period and offers different guarantee levels on accumulated principal. “Good Stage”, launched in November 2001, offers Japan’s first “quarterly ratchet” program, which steps up the amount of minimum death benefit to the level of the accumulated principal at each quarter end based on certain conditions.

Tokio Marine & Nichido Financial Life also currently offers a variable universal life insurance product called “Prime Life”, which allows policyholders to initially set and later modify during the accumulation period the amount of premium payments as well as the amount of benefits in accordance with differing needs and preferences at various stages of their lives.

For marketing and sales of its products, Tokio Marine & Nichido Financial Life relies on agencies with specialized knowledge of variable insurance products, including those of financial institutions and other “professional” agencies which exclusively market and sell insurance products. For example, Tokio Marine & Nichido Financial Life’s products “As You Like” and “Best Scenario” are being distributed in Japan through branch offices of national and regional banks.

Tokio Marine & Nichido Financial Life’s total life insurance-in-force as of March 31, 2005 was ¥0.5 trillion, compared to ¥0.2 trillion as of March 31, 2004.

Third Sector Insurance Business

In the Japanese insurance industry, the “third sector” refers to insurance products and services that do not fall within the traditional life and non-life insurance areas, such as personal accident, medical and cancer insurance and insurance covering expenses for nursing care. Since the deregulation in 2001, we have been offering cancer and medical insurance products through our life insurance as well as property and casualty insurance subsidiaries. In 2003, Tokio Marine Life released “Medical Mini”, a medical insurance product featuring simplified terms and conditions at an affordable price, thereby continuing to expand its business in this area. In the field of medical insurance, Tokio Marine & Nichido launched “Long Life Mini”, a new product similar to “Medical Mini”, in October 2004, and Tokio Marine & Nichido Life released new products in January 2005, including “Anshin Amulet”, a form of medical insurance exclusively for women, and “Anshin Iryou Plus”, a product offering enhanced coverage for cancers, strokes and heart attacks.

Overseas Operations

Our overseas business dates back to 1880, when Tokio Marine started offering insurance products in the United Kingdom, France and the United States. As of March 31, 2005, we maintained branch offices in the United States and China and overseas offices in 30 other countries, territories and jurisdictions.

The following are our principal overseas subsidiaries and affiliates:

•	Asia and Oceania — The Tokio Marine and Fire Insurance Company (Hong Kong) Limited, The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited and Tokio Marine Management (Australasia) Pty. Ltd.

•	The Americas — Tokio Marine Management, Inc., First Insurance Company of Hawaii, Ltd., Tokio Marine Compañia de Seguros, S.A. de C.V., Tokio Marine Brasil Seguradora S.A. and Tokio Millennium Re Ltd.

•	Europe, the Middle East and Africa — Tokio Marine Europe Insurance Limited, Tokio Marine Global Re Limited and Tokio Marine Global Limited.

We issue insurance policies in 38 countries and territories outside of Japan. One of our objectives is to expand the profitability and size of our international operations simultaneously on a coordinated basis, with particular emphasis on Asia.

In December 2002, we launched Millea Asia as an intermediate holding company in Singapore to facilitate the growth of our Asian insurance business. We transferred the Asian insurance management operations of Tokio Marine to the new company in April 2003. Millea Asia is in charge of planning our business growth strategy, pursuing business tie-ups and merger and acquisitions opportunities, and managing our local subsidiaries in the Asian region (excluding Japan). In December 2002, Millea Asia invested in Newa Insurance Co., Ltd., a property and casualty insurance company in Taiwan. In July 2003, Millea Asia, together with Tokio Marine, acquired a 24.9% interest in Sino Life Insurance Co., Ltd., a life insurer in China, which commenced its life insurance operations in Shanghai in November 2003 and now operates primarily in major cities such as Beijing, Nanjing and Hangzhou. In September 2004, Millea Asia acquired the Taiwanese property and casualty insurance company Allianz President General Insurance Co., Ltd. This company merged with Newa Insurance on April 1, 2005, and the newly merged company now operates under the name Tokio Marine Newa Insurance Co., Ltd., in which Millea Asia holds a 49% interest.

In January 2005, Tokio Marine Global Limited, a new wholly owned subsidiary of Tokio Marine & Nichido, started operations as an reinsurance company based in London.

Investments

We invest in a portfolio of assets using funds which represent either (1) our general funds, including that portion of net premiums written that have not been disbursed as claims payments or (2) that portion of deposit premiums by policyholders under deposit-type insurance that are not due for refund to the policyholders.

Our principal investment objectives are (1) to maintain the high quality of our investment assets in order to strengthen our claim payment capabilities; (2) to maintain sufficient liquidity to timely meet the requirements of indemnity payments and payments of maturity refunds and dividends; and (3) subject to satisfying the first two objectives, to obtain the highest possible return on our investments. We also seek to maintain and enhance our business relationships with major corporate customers in Japan by investing in the equity securities of those customers on a long-term basis.

We engage in asset-liability management with respect to long-term assets and liabilities, seeking a stable present net asset value by controlling interest rate risk. We also seek to increase profit by investing flexibly in various assets that we believe will produce profits commensurate with the associated risks.

The Japanese government’s regulations concerning non-life insurance companies specify the types of assets in which they can invest and also set upper limits on various kinds of investments based on a percentage of the book value of total assets. For example, investment in domestic stocks is limited to 30% of the book value of total assets, real estate to 20% and assets in foreign currency to 30%. Under special circumstances, the FSA may approve investments in excess of these limits.

Our investment portfolio consists primarily of Japanese and foreign equity securities, Japanese and foreign bonds and loans to Japanese companies. The following table, prepared on a U.S. GAAP basis, shows our investments as of each date indicated:

	As of March 31,
	2005	2004	2003
	(yen in millions)
Investments — other than investments in related parties:
Securities held to maturity, at amortized cost	¥1,109,715	¥1,109,861	¥883,336
Securities available for sale:
Fixed maturities, at fair value	3,962,641	3,209,582	3,421,624
Equity securities, at fair value	3,645,779	3,457,374	2,534,221
Trading securities, at fair value	241,878	48,513	25,936
Mortgage loans on real estate	71,033	129,076	148,655
Investment real estate	134,180	104,110	82,886
Policy loans	38,567	33,610	29,171
Other long-term investments	409,187	419,199	559,004
Short-term investments	691,769	881,897	660,370

Total investments	¥10,304,749	¥9,393,222	¥8,345,203

Securities Available for Sale

The following table, prepared on a U.S. GAAP basis, shows our investments in securities available for sale by type (other than in related parties) as of each date indicated:

	As of March 31,
	2005	2004	2003
	(yen in millions)
Japanese fixed maturities	¥3,271,634	¥2,747,031	¥2,865,672
Foreign fixed maturities	691,007	462,551	555,952

Total fixed maturities	3,962,641	3,209,582	3,421,624

Japanese equity securities	3,428,374	3,301,699	2,343,710
Foreign equity securities	217,405	155,675	190,511

Total equity securities	3,645,779	3,457,374	2,534,221

Total securities available for sale	¥7,608,420	¥6,666,956	¥5,955,845

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

Loans

The following table, prepared on a U.S. GAAP basis, shows our investments in loans (other than those to related parties) as of each date indicated:

	As of March 31,
	2005	2004	2003
	(yen in millions)
Mortgage loans on real estate	¥71,033	¥129,076	¥148,655
Mortgage loans on vessels and facilities(1)	10,979	20,356	22,125
Collateral and bank-guaranteed loans(1)	11,250	18,542	22,096
Unsecured loans(1)	359,696	357,504	440,997
Policy loans	38,567	33,610	29,171

Total	¥491,525	¥559,088	¥663,044

(1)	Included in “other long-term investments” in our balance sheet prepared in accordance with U.S. GAAP.

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

Short-Term Investments

The following table, prepared on a U.S. GAAP basis, shows our short-term investments by type as of each date indicated:

	As of March 31,
	2005	2004	2003
	(yen in millions)
Call loans	¥203,322	¥587,092	¥440,093
Commercial paper	328,779	21,599	599
Deposits and other invested cash	159,668	273,206	219,678

Total	¥691,769	¥881,897	¥660,370

Call loans are short-term loans, with maturities generally ranging from overnight to three weeks, that are made to banks, securities companies and money market dealers. We invest in call loans in order to maintain necessary liquidity in our investment portfolio while seeking to generate returns based on interest rates that reflect current market conditions.

Investment Results

The following table, prepared on a U.S. GAAP basis, shows our investment results for each of the periods indicated:

	Year ended March 31,
	2005	2004	2003
	(yen in millions)
Investment income:
Interest on fixed maturities	¥73,677	¥73,683	¥65,762
Dividends from equity securities	47,216	36,692	32,785
Interest on mortgage loans on real estate	2,414	3,286	3,715
Rent from investment real estate	16,592	12,501	12,817
Interest on policy loans	1,396	1,280	1,156
Interest on other long-term investments	6,585	9,339	11,475
Interest on short-term investments(1)	4,415	1,536	2,687
Others	1,423	1,850	1,715

Gross investment income(1)	153,718	140,167	132,112
Less investment expenses	20,521	13,994	23,801

Net investment income	133,197	126,173	108,311

Realized gains (losses) on investments:
Fixed maturities	3,432	(8,399)	11,553
Equity securities	64,672	4,645	(37,957)
Other investments	18,646	(101)	(3,471)

Realized gains (losses) on investments	86,750	(3,855)	(29,875)

Gains (losses) on derivatives:
Interest rate swaps	19,404	(45,775)	68,011
Foreign exchange contracts	(12,752)	7,458	11,688
Credit default swaps	2,871	6,797	(3,996)
Other	(1,227)	(5,235)	861

Gains (losses) on derivatives	8,296	(36,755)	76,564

Total net investment income, realized losses on investments and gains (losses) on derivatives	¥228,243	¥85,563	¥155,000

(1)	Certain amounts in our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2004 and 2003 have been reclassified to conform to the new classifications adopted during the fiscal year ended March 31, 2005. Accordingly, such reclassified amounts shown in this table for the fiscal years ended March 31, 2005, 2004 and 2003 are not directly comparable to the amounts for prior fiscal years.

Subsidiaries and Affiliates

Significant Subsidiaries

The following were our significant subsidiaries as of March 31, 2005, all of which were wholly owned and incorporated in Japan, except as otherwise noted: Tokio Marine & Nichido Fire Insurance Co., Ltd., Tokio Marine & Nichido Life Insurance Co., Ltd., Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (formerly known as Skandia Life Insurance Company (Japan) Limited), Tokio Marine & Nichido Career Service Co., Ltd., Tokio Marine Europe Insurance Limited (incorporated in the United Kingdom), The Tokio Marine and Fire Insurance Company (Hong Kong) Limited (incorporated in Hong Kong, China), Trans Pacific Insurance Company (incorporated in New York, U.S.A.), Tokio Millennium Re Ltd. (incorporated in Bermuda), Tokio Marine Global Re Limited (incorporated in Ireland), Tokio Marine Asset Management Company, Limited (97.5% owned), Millea Asia Pte. Ltd. (incorporated in Singapore), The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited (incorporated in Singapore), Tokio Marine Brasil Seguradora S.A. (91.3% owned) (incorporated in Brazil) and Tokio Marine Financial Solutions Ltd. (incorporated in the Cayman Islands).

Relationships with the Mitsubishi Group

Tokio Marine & Nichido is a member of the Mitsubishi Group, which has evolved over a period of more than 100 years. The Mitsubishi Group relationship, which is similar to that of other major Japanese corporate groups, is one of cooperation in areas of common interest within a group of companies, each operating independently under its own separate management. Currently there are about 30 Mitsubishi Group companies engaged in a broad range of activities, including manufacturing, trading, natural resources, transportation, real estate, banking, securities and life and non-life insurance. We believe that we write a substantial majority of the non-life insurance purchased by Mitsubishi Group companies.

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

Recent consolidation and alliances among non-life and life insurance companies in Japan have increased competition within the industry. We represent one of the five major non-life insurer groupings that have emerged in the Japanese insurance industry. The others are: the Sompo Japan insurance group (formed by Yasuda Fire and Marine Insurance and others); the Mitsui Sumitomo insurance group (formed by Mitsui Marine and Fire Insurance and Sumitomo Marine and Fire Insurance); the Aioi insurance group (formed by Chiyoda Fire and Marine Insurance and Daitokyo Fire and Marine Insurance); and the Nipponkoa insurance group (formed by Nippon Fire and Marine Insurance and Koa Fire and Marine Insurance and others). There have also been alliances between non-life and life insurers, such as Sompo Japan with Dai-Ichi Mutual Life and Nipponkoa Insurance with Meiji Yasuda Life and Taiyo Life.

Major insurance companies with global operations have already entered the Japanese insurance market. We believe that the current strategy of these global insurance companies focuses on marketing methods and products that are not yet popular in Japan, such as direct marketing to individual customers and risk-segmented automobile insurance. It is probable that over time some foreign insurers will succeed in increasing their sales of products in more popular lines of business such as voluntary automobile insurance. However, the foreign companies’ market share is currently fairly limited. Some of the foreign insurers have already exited from the Japanese insurance market. We do not feel these companies pose a threat to our market position but we are closely monitoring the situation and will respond if necessary.

Many of Japan’s life insurance companies have established non-life insurance subsidiaries as permitted under the 1995 amendments to the Insurance Business Law. Although these non-life insurance subsidiaries have yet to make significant inroads into the non-life insurance market, we continue to monitor the activities of these subsidiaries and their parent companies closely.

Life insurance providers in Japan can be classified into three categories: traditional life insurers; new entrants, such as the foreign life insurers and subsidiaries of Japanese non-life insurers, including Tokio Marine & Nichido Life; and the postal life insurance system. The traditional life insurers continue to underwrite the large majority of privately underwritten life insurance in Japan. As discussed in “The Japanese Insurance Industry — Life Insurance Industry”, life insurance subsidiaries of non-life companies were established in 1996 and thereafter as a result of the deregulation of insurance businesses in Japan. The postal life insurance system, a public insurance system managed by Japan Post, is a distinctive element of the Japanese life insurance market. Postal life insurance products are offered through the network of post offices located throughout Japan. Recently, there have been movements toward privatization of the postal life insurance system as part of the plan for privatization of Japan Post initiated by the Japanese government.

Properties

We lease real property in Tokyo for use in our operations at the holding company level. We have moved our office location in July 2005 and the floor space for our new office is approximately 13,400 square feet.

Tokio Marine & Nichido owns and leases real property for use in its operations. Approximately 87% of the 8,040,278 square feet of real property that Tokio Marine & Nichido uses in its Japanese operations is owned. Tokio Marine & Nichido owns two large buildings (25 stories and 15 stories) in Marunouchi, Tokyo’s central business district. Approximately 73% of the total space in these two buildings (1,241,280 square feet) is used by Tokio Marine & Nichido and its subsidiaries; the rest is held for lease to tenants.

Tokio Marine & Nichido also owns and utilizes approximately 670,000 square feet of floor space for its data center located in a suburb of Tokyo. In this center, Tokio Marine & Nichido utilizes five sets of leased computers with a total capacity of 4,153 million instructions per second, or MIPS. In addition, Tokio Marine & Nichido has a data center located in a suburb of Chiba prefecture. This center has total floor space of approximately 163,000 square feet and is equipped with three sets of leased computers with a total capacity of 573 MIPS. The Chiba center serves as a backup center in case of a disaster in the Tokyo area. The Chiba center operates in conjunction with the Tokyo center to share the data processing load of Tokio Marine & Nichido.

Employees

As of March 31, 2005, we had 18,910 employees on a consolidated basis, of whom 17,024 were in the property and casualty insurance business, 1,474 were in the life insurance business and 412 were in other businesses, compared with 19,779 employees on a consolidated basis as of March 31, 2004, of whom 18,125 were in the property and casualty insurance business, 1,237 were in the life insurance business and 417 were in other businesses. As of March 31, 2003, we had 20,221 employees on a consolidated basis, of whom 19,151 were in the property and casualty insurance business, 944 were in the life insurance business and 126 were in other businesses. A majority of Tokio Marine & Nichido and Tokio Marine & Nichido Life employees are members of their respective labor unions, which negotiate with the respective companies concerning remuneration and working conditions. We consider our labor relations to be good.

Legal Proceedings

Neither we nor any of our operating subsidiaries is a party to any material pending legal proceedings other than routine litigation incidental to our business. In addition, we are not aware of any litigation that is reasonably likely to have a material adverse effect on our financial position or results of operations.

In May 2005, one of Tokio Marine & Nichido’s U.S. subsidiaries received subpoenas from the United States Attorney’s Office for the Southern District of New York and the SEC, requesting documents relating to certain types of reinsurance transactions, in connection with what we believe are investigations involving a number of industry participants. We are actively cooperating with the relevant authorities with respect to these matters.

In June 2005, the Australian office of Tokio Marine & Nichido received a request from the Australian Prudential Regulation Authority, or APRA, to produce documents relating to certain reinsurance transactions with a particular reinsurance company. We have responded to APRA’s request. We do not expect our operations or financial position to be affected by this regulatory document request.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our U.S. GAAP consolidated financial statements included in this annual report, together with the related notes. The following discussion is based on those U.S. GAAP consolidated financial statements, except as otherwise noted. Our fiscal year end is March 31.

Overview

We are principally engaged in the insurance business in Japan and in overseas markets. We offer property and casualty insurance products as well as life insurance products.

In the year ended March 31, 2005, our property and casualty insurance business generated 87.3% of our operating income and 80.7% of our net income. The remainder was generated primarily by our life insurance business.

Our operating income consists of premiums from our property and casualty insurance policies, life premiums, net investment income, realized gains (losses) on investments, gains (losses) on derivatives and other income. We earn most of our premiums from our operations in Japan. Our operating costs and expenses consist primarily of losses and claims under our property and casualty insurance policies, policy benefits and losses under our life insurance policies and policy acquisition costs.

We believe that our results of operations and financial condition over the past three fiscal years have been influenced by the following major trends:

•	Relatively stable value of Japanese equities in the year ended March 31, 2005, or fiscal 2005, and a significant increase in Japanese equity prices in the year ended March 31, 2004, or fiscal 2004, following a significant decrease in Japanese equity prices in the year ended March 31, 2003, or fiscal 2003, which have resulted in fluctuations in our realized and unrealized gains (losses) on investments;

•	Fluctuations in long-term interest rates in Japan, in particular a slight decrease in fiscal 2005, subsequent to a significant increase in fiscal 2004 and a significant decrease in fiscal 2003. An increase in long-term interest rates has had the effect of increased losses on derivatives and decreased unrealized gains on investments and the value of our policyholders’ contract deposits, while a decrease in long-term interest rates has had the opposite effect;

•	Increased competition in the property and casualty insurance business, including price competition which has required us to offer competitive products at competitive rates;

•	Slowing demographic growth and an aging population in Japan, which have limited the overall growth potential of the individual insurance market in Japan while providing growth opportunities for insurance products that respond to the needs of the elderly, such as third sector insurance;

•	Limited growth in the number of automobiles in Japan, which has affected the growth potential for automobile insurance in Japan; and

•	Improving economic activity in Japan, as Japan’s real gross domestic product grew by 1.9% in fiscal 2005 and by 2.0% in fiscal 2004, after limited growth of 0.8% in fiscal 2003.

The following is a discussion of our results of operations in fiscal 2005 compared to fiscal 2004. For a detailed discussion of changes in our results of operations, see “—Results of Operations”.

•	Total operating income increased in fiscal 2005 by ¥201,579 million, or 9.1%, to ¥2,409,097 million, reflecting primarily an increase in realized gains on investments and gains on derivatives.

•	Total operating cost and expenses increased in fiscal 2005 by ¥247,240 million, or 12.0%, to ¥2,302,491 million, reflecting primarily an increase in losses, claims and loss adjustment expenses in our property and casualty insurance business.

•	As a result, income before extraordinary items and cumulative effect of accounting changes decreased by ¥25,355 million, or 24.6%, to ¥77,527 million. The main reason for this decrease was an increase in losses, claims and loss adjustment expenses in our property and casualty insurance business, partially offset by an increase in realized gains (losses) on investments.

•	Net income decreased in fiscal 2005 by ¥10,923 million, or 10.6%, to ¥91,959 million. In fiscal 2005, net income included an extraordinary item amounting to ¥14,458 million, which was unallocated negative goodwill arising from the business combination with Nisshin Fire.

The following is a discussion of our results of operations in fiscal 2004 compared to fiscal 2003. For a detailed discussion of changes in our results of operations, see “— Results of Operations”.

•	Total operating income increased in fiscal 2004 by ¥20,415 million, or 0.9%, to ¥2,207,518 million, reflecting primarily an increase in net premiums written for property and casualty insurance and a decrease in realized losses on investments that was partially offset by a decrease in life premiums and an increase in losses on derivatives.

•	Total operating cost and expenses increased in fiscal 2004 by ¥69,456 million, or 3.5%, to ¥2,055,251 million, reflecting primarily an increase in losses, claims and loss adjustment expenses in our property and casualty insurance business, partially offset by a decrease in policy benefits and losses for life and policy acquisition costs.

•	As a result, income before extraordinary items and cumulative effect of accounting changes decreased by ¥26,812 million, or 20.7%, to ¥102,882 million. The main reason for this decrease was an increase in losses on derivatives that are primarily utilized in our economical hedging activities for asset liability management, partially offset by improvement in underwriting results.

•	Net income decreased in fiscal 2004 by ¥275,135 million, or 72.8%, to ¥102,882 million. In fiscal 2003, net income included an extraordinary item amounting to ¥248,323 million, which was unallocated negative goodwill arising from the business combination with Nichido Fire.

We completed the merger of our property and casualty insurance subsidiaries, Tokio Marine and Nichido Fire, on October 1, 2004. The objectives of the merger were to maximize our corporate value by creating synergies, promoting a growth strategy which combines the strengths of both companies and increases efficiency through a larger scale of business, and to further reduce costs. See “Business — Recent Developments — Merger of Tokio Marine and Nichido Fire”.

Economic Conditions

Our financial condition and results of operations are generally affected by economic conditions in Japan and, to a lesser extent, other parts of the world in which we conduct business.

While the Japanese economy faced a number of volatile and challenging economic trends and conditions over the last decade, it has been experiencing some signs of recovery in recent years, and such trend continued during the year ended March 31, 2005. Japan’s economic condition has been characterized by:

•	Improving economic activity, as Japanese real gross domestic product grew by 0.8% in the year ended March 31, 2003, 2.0% in the year ended March 31, 2004 and 1.9% in the year ended March 31, 2005;

•	A slight decline in total levels of outstanding Japanese government debt in the year ended March 31, 2005 to 41.8% of the government’s total revenue, from a historical high at 44.6% in the year ended March 31, 2004. Ratings of Japanese government bonds by major rating agencies remained stable, and one international ratings agency changed the outlook for Japanese government debt from negative to stable subsequent to March 31, 2005;

•	Continuing significant levels of corporate bankruptcy filings, despite a decrease of 15.9% from 15,790 cases filed in the previous year to 13,276 cases filed in the year ended March 31, 2005. Total liabilities of these insolvent companies for the year ended March 31, 2005 totaled ¥7,043 billion, a decrease of 34.1% from ¥10,688 billion in the previous year;

•	A very low interest rate environment, with the Bank of Japan maintaining a policy of near zero interest rates since March 2001;

•	Continuing decline in real estate values, with government-appraised land prices declining an average of 4.6% for residential areas and 5.6% for commercial areas in calendar year 2004, which represented the fourteenth straight year of decline;

•	Improving equity markets, with the Nikkei Stock Average, which is an average of 225 stocks listed on the Tokyo Stock Exchange, remaining stable at 11,668.95 during the year ended March 31, 2005 after increasing 46.9% to 11,715.39 during the year ended March 31, 2004, following the decline of 27.6% to 7,972.71 during the year ended March 31, 2003. Subsequent to March 31, 2005, the Nikkei Stock Average increased to 12,986.78 on September 15, 2005; and

•	Significant exchange rate movements, as the value of the yen against the U.S. dollar fluctuated from a high of ¥102.26 to a low of ¥114.30 in the year ended March 31, 2005, from a high of ¥104.18 to a low of ¥120.55 in the year ended March 31, 2004, and from a high of ¥115.71 to a low of ¥133.40 in the year ended March 31, 2003. As of September 15, 2005, the U.S. dollar exchange rate was ¥110.48.

The U.S. economy was able to continue its positive growth during the year ended March 31, 2005. The U.S. Federal Reserve has been increasing interest rates in the past few years, bringing the federal fund rates from 1.00% as of June 25, 2003 to 3.75% as of September 20, 2005. U.S. equity indices such as the Nasdaq Composite Index and the Dow Jones Industrial Average generally remained stable in the year ended March 31, 2005. Subsequent to March 31, 2005, the Nasdaq Composite Index increased from 1,999.23 on March 31, 2005 to 2,146.15 on September 15, 2005 and the Dow Jones Industrial Average increased from 10,507.76 on March 31, 2005 to 10,558.75 on September 15, 2005.

The European economy remained weak throughout the year ended March 31, 2005 and experienced little growth.

In the year ended March 31, 2005, non-Japan Asia generally experienced strong growth.

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

Business Alliance

Pursuant to an agreement reached in March 2003, we have entered into a strategic alliance with Nisshin Fire and acquired approximately 31% of the total outstanding shares of Nisshin Fire as of February 2005. For U.S. GAAP financial reporting purposes, unallocated negative goodwill arising from the transaction in the amount of ¥14,458 million was recognized as extraordinary gain, which is reflected in our net income for the year ended March 31, 2005.

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

When it is determined that a decline in value is other than temporary, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. This corresponding charge is referred to as an impairment and is reflected in “Realized losses on investments” in the consolidated income statement. See “— Results of Operations” for a discussion of the effects of impairments on our operating results for the years ended March 31, 2005, 2004 and 2003.

Among the factors that management considers when determining whether declines in the value of equity securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (i) whether the value of the securities continued to be below cost for more than 12 months, (ii) whether the value of the securities continued to be more than 20% below cost during any six-month period and (iii) whether there has been a decline in value to below 30% of cost as measured at the end of any fiscal year. For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as the deterioration of the issuer’s financial position and credit rating.

When evaluating whether declines in the value of investments are other than temporary, management considers the current and expected economic conditions. Management’s general expectation at March 31, 2005 was that economic conditions in Japan would improve from the economic conditions that prevailed during the year ended March 31, 2005, when Japan’s real GDP grew at a 1.9% annual rate. Management’s general expectation at March 31, 2004 was also that economic conditions in Japan would improve from the economic conditions that prevailed during the year ended March 31, 2004, when Japan’s real GDP grew at a 2.0% annual rate. The level of impairment losses can be expected to increase when economic conditions deteriorate and to decrease when economic conditions improve. If the economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.

After considering these and other factors, we write down individual securities holdings to fair value when management determines that a decline in fair value below the acquisition cost of the securities is other than temporary. See also “— Results of Operations — Year Ended March 31, 2005 Compared to Year Ended March 31, 2004” and “— Results of Operations — Year Ended March 31, 2004 Compared to Year Ended March 31, 2003”.

See note 3 to our consolidated financial statements for more information on the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity and for the fair value of equity securities available for sale.

Valuation Allowances for Loan Losses

The valuation allowances for loan losses represent management’s estimate of probable losses in our loan portfolios. The evaluation process involves a number of estimates and judgments. Our allowances for loan losses consist of specific allowances for specifically identified impaired borrowers and general allowances for homogeneous pools of commercial and consumer loans, and other loans which are not specifically identified as impaired.

We use a credit rating system to determine the credit quality of our borrowers. Borrowers are graded using information believed to reflect their ability to fulfill their obligations. These factors are based on our evaluation of current and historical information as well as subjective assessments and interpretations. Emphasizing one factor over another or considering additional factors that may be relevant in determining the credit rating of a particular borrower, but which are not an explicit part of our methodology, could impact the credit rating we assign to that borrower.

The allowance is based on two principles of accounting:

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

We record specific allowances for loan losses when we determine that an individual borrower is not able to keep current with payments on its loans. Large groups of smaller balance homogeneous loans and other loans which are not specifically identified as impaired are collectively evaluated for impairment. For large groups of smaller balance homogeneous loans, we record “unallocated valuation allowances”, or general allowances, for loan losses to reflect loss contingencies underlying individual loan portfolios. Based on our past experience, it is probable that a certain percentage of our loans are impaired at any balance sheet date even if there is no specific loss information for individual loans. We calculate the amount of the general allowance for any period by taking aggregate loans, which excludes loans covered by specific allowances, for each credit category and multiplying the amount by the average of each category’s overall loan loss ratio in the past three years. This estimated allowance is then adjusted for qualitative factors in accordance with the current macroeconomic conditions prevailing at each period and current lending policies and practices. Since these qualitative factors reflect factors not present in the quantitative analysis, they are highly subjective. The amount of the general allowance has varied from year to year due in part due to fluctuations in the historical loan loss ratios.

Determination of the adequacy of allowances for loan losses requires an exercise of considerable judgment and the use of estimates, such as those discussed above. To the extent that actual losses exceed management’s estimates, additional allowance for loan losses may be required that could have a materially adverse impact on our operating results and financial condition in future periods.

During the years ended March 31, 2005, 2004 and 2003, loan losses of ¥5,961 million, ¥8,312 million and ¥ 6,240 million, respectively, were recorded, which represented 1.13%, 1.36% and 0.97%, respectively, of the average loan portfolio during the period. As of March 31, 2005 and 2004, the allowance for loan losses was ¥10,198 million and ¥ 19,732 million, respectively, which represented 2.07% and 3.53%, respectively, of the outstanding loan portfolio.

Our loan asset portfolio consists mainly of loans to individuals and corporations resident in Japan. Therefore, the level of impairment losses can generally be expected to increase when economic conditions in Japan deteriorate and decrease when economic conditions in Japan improve. If the Japanese economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.

Furthermore, as of March 31, 2005, we had mortgage loans on real estate mainly located in Japan. While impairments on these mortgage loans are influenced by a number of factors, the level of impairment losses can be expected to increase when conditions of the real estate market in Japan deteriorate and decrease when conditions of the real estate market in Japan improve. If conditions of the real estate market in Japan differ from management’s expectations, actual impairment losses might be different from the estimates.

Valuation of Financial Instruments with No Available Market Prices

Certain assets and liabilities, including fixed maturity securities available for sale and financial derivatives, are reflected at their estimated fair values in our U.S. GAAP consolidated financial statements. As of March 31, 2005, 12.6% of the equity securities available for sale, virtually all financial derivatives and a small portion of the fixed maturity securities available for sale that we held in our investment portfolio were not listed or quoted, meaning there were no available market prices for these financial instruments.

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

We determine fair values of equity securities with no available market price based on various valuation techniques. These techniques generally commence with obtaining the investee’s financial statements and calculating an adjusted net asset value. Additional valuation techniques are then applied as appropriate and may include comparisons with similar companies which are listed and thus have available fair value information and/or the use of internal and external valuation experts. All internal valuations are prepared and then reviewed by two separate departments to ensure that the valuations are our best estimate of the investment’s fair value.

The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly-rated counterparties. If available, quoted market prices provide the best indication of fair value. If quoted market prices are not available for derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use model pricing to determine an appropriate fair value (for example, option pricing models). In determining fair values, we consider various factors, including time value, volatility factors and the values of underlying options, warrants and derivatives.

Fair value estimates are made at a specific point in time, based upon relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates. See “—Quantitative and Qualitative Disclosure About Market Risk”.

Amortization of Deferred Policy Acquisition Costs

We defer certain costs incurred in acquiring new business to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents’ commissions, in-house sales agents’ salaries, other compensation and other underwriting costs. For property and casualty insurance products, we defer and amortize (i.e., expense) these costs over the period in which the related premiums written are earned. For traditional life insurance products, we generally defer and amortize these costs over the premium paying period of the policy. For investment contracts, we defer and amortize these costs with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. We review our deferred policy acquisition costs periodically to determine if they are likely to be offset by future premium revenue recognition. If any of these deferred policy acquisition costs are not considered recoverable, we write off those costs in the current year. For the years ended March 31, 2005, 2004 and 2003, we did not have any material writeoffs of deferred policy acquisition costs reflected in our income statements.

Estimates of future gross profits are made at a specific point in time based upon relevant available information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates.

Insurance Reserves

Loss, Claim and Loss Adjustment Expense Liability

Our loss, claim and loss adjustment expense liability represents estimates of future payments that we will make in respect of property and casualty insurance claims, including expenses relating to those claims for insured events that have already occurred as of the balance sheet date.

As of March 31, 2005, our loss, claim and loss adjustment expense liability accrued by line of business was as follows:

Line of Business	Loss, claim and loss adjustment expense liability as of March 31, 2005
(yen in millions)
Property and casualty business:
Voluntary automobile	¥314,452
CALI	504,559
Fire & allied	118,292
Personal accident	38,894
Marine – Cargo & transit	19,593
Marine – Hull	25,740
Other	281,674
Loss adjustment expenses – unallocated	41,992

Total	¥1,345,196

The establishment of our loss, claim and loss adjustment expense liability is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs.

We estimate loss, claim and loss adjustment expense liability for reported claims on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property and casualty business to recognize the estimated cost of losses that have occurred but about which we have not yet been notified. When actual claims experience differs from our previous estimate, the resulting difference will be reflected in our reported results for the period of the change in the estimate. See “Business — Property and Casualty Insurance — Property and Casualty Losses and Reserves — Property and Casualty Reserves”.

As claims are reported over time, not all claims incurred during a fiscal period will be reported to us by the balance sheet date. Accordingly, we estimate incurred but not yet reported amounts using actuarial methods. We apply actuarial methods appropriate for each line of business. The majority of the loss, claim and loss adjustment expense liability is determined utilizing an incurred loss triangle method. Under the incurred loss triangle method, reported losses (i.e., paid claims plus case reserves) and loss ratios are tracked by accident year for each line of business to determine loss development factors. These historical loss development factors, along with any known or anticipated trends in claims development, are considered by management in determining the loss development factor to be utilized in calculating the appropriate level of reserve for the current fiscal year.

Changes in reported losses may affect our historical loss development factors, which in turn may affect our estimate of the amount of losses, claims and loss adjustment expense liability. For example, we estimate that a 1% increase in paid claims during the fiscal year ended March 31, 2005, together with a 1% increase in case reserves as of March 31, 2005, would have increased our aggregate losses, claims and loss adjustment expense liability as of March 31, 2005 by approximately 1.26%.

In developing our property and casualty reserves, we review our actual experience against our expectations and adjust the reserves as appropriate. Given the subjectivity associated with bodily injuries, we consider the trend of severity and frequency information available to us carefully in determining the amount of reserves for bodily-injury claims. During the year ended March 31, 2005, we noted an upward trend in the claims costs with respect to bodily-injury claims in our voluntary automobile business. This trend contributed to an approximately ¥6 billion increase of losses, claims and loss adjustment expense and the corresponding liability on the balance sheet as of March 31, 2005. We currently expect this trend to continue in the year ending March 31, 2006 and thereafter.

We consider property and casualty reserves expected to be paid after five years to be of a longer-tailed nature. Our longer-tailed balances consist primarily of bodily-injury claims. Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. We estimate that approximately 5.4% of our property and casualty reserves as of March 31, 2005 relate to claims that will be paid after five or more years.

Claims for non-bodily injuries are generally relatively short-tailed, as they are generally expected to be paid within one to two years. Our actual experience under such claims generally does not differ significantly from our expectations, which helps to reduce the sensitivity of our overall property and casualty loss reserves to future developments and trends.

For the years ended March 31, 2005, 2004 and 2003, our adverse development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

	Year ended March 31,
	2005	2004	2003
	(yen in millions, except percentages)
Claims expenses recognized in the current year relating to prior years, net of reinsurance	¥5,140	¥9,325	¥438
Claims expenses recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance	0.58%	1.18%	0.07%
Claims expenses recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance	0.39%	0.83%	0.04%

As set forth in the above table, subsequent development on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.

Policy Benefits and Losses

We estimate policy benefits and losses using long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions include provisions for adverse deviations and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined at the time the policy is issued based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on our experience and on industry experience prevailing at the time the policies are issued. Expense assumptions are based on our general experience and include expenses to be incurred beyond the premium-paying period.

Earthquake Insurance

We treat our contractual right to the funds held by JER as a deposit asset. The funds held by JER to which we have a contractual right but have not been required to fund earthquake losses remain a deposit asset on our balance sheet. As of March 31, 2005, we had a contractual right to ¥106,271 million of the funds held by JER, and since such amount had not been required to fund any significant earthquake losses, it remained a deposit asset on our balance sheet.

The premiums earned (net of reinsurance), claims incurred (net of reinsurance) and the resulting profit for JER-related policies for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Year ended March 31,
	2005	2004	2003
	(yen in millions)
Premiums earned, net of reinsurance	¥5,284	¥4,930	¥4,550
Losses incurred, net of reinsurance	—	—	—

Profit as per above	¥5,284	¥4,930	¥4,550

During the years ended March 31, 2005, 2004 and 2003, there were no significant earthquake events covered by our JER policies and we did not record any losses related to these policies. In the event that in future periods earthquake events covered by our JER policies occur, we may experience significant losses related to our JER policies.

Accounting for Deposit-Type Insurance Products

We allocate premiums for the indemnity and investment portions of deposit-type insurance products at the inception of the policy. The premium for the indemnity portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of our total loss terminations for the three-year period ended March 31, 2005 was approximately 0.05%.

Premiums for the savings portion of the contract are accounted for as an increase to the liability for refunds captioned “Policyholders’ contact deposits”. At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force, net of the present value of the savings portion of future premiums, is accounted for as “Policyholders’ contact deposits”. The present value of future cash flows is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

Policy acquisition costs are not charged to the savings portion of the contracts. Costs associated with policy acquisition of deposit-type products are charged to the insurance portion and amortized over the contract period. This is based on the observation that there is no substantial difference in the level of policy acquisition costs depending on whether the savings feature is incorporated.

Securities Available for Sale

At March 31, 2005 and 2004, the fair value of our fixed maturity securities available for sale was ¥3,963 billion and ¥3,210 billion, respectively, and the fair value of our equity securities available for sale was ¥3,646 billion and ¥3,457 billion, respectively. Changes in the fair value of our securities available for sale can have a significant impact on our results of operations, as we are required to recognize losses for declines in fair value below cost that we determine to be “other than temporary” in nature. See “— Critical Accounting Policies — Impairment of Securities Available for Sale”.

For fixed maturity securities available for sale, we use quoted market values to determine fair value. If quoted market values are not available, we instead use quoted market values for similar securities. For equity securities available for sale, which include common stock and non-redeemable preferred stock, we primarily use quoted market prices to determine fair value. As of March 31, 2005 and 2004, approximately 83% and 87%, respectively, of our equity securities available for sale were listed on Japanese or foreign stock exchanges.

The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2005:

	Fair value
	Fixed maturity securities	Equity securities(1)	Total securities	% of Total securities available for sale
	(yen in millions)
Investment grade	¥3,880,861	¥2,865,643	¥6,746,504	88.7%
Non-investment grade	2,704	52,575	55,279	0.7
Not rated	79,076	727,561	806,637	10.6

Total securities available for sale	¥3,962,641	¥3,645,779	¥7,608,420	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2004:

	Fair value
	Fixed maturity securities	Equity securities(1)	Total securities	% of Total securities available for sale
	(yen in millions)
Investment grade	¥3,052,685	¥2,621,362	¥5,674,047	85.1%
Non-investment grade	5,798	111,301	117,099	1.8
Not rated	151,099	724,711	875,810	13.1

Total securities available for sale	¥3,209,582	¥3,457,374	¥6,666,956	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2005:

	Gross unrealized losses
	Fixed maturity securities	Equity securities(1)	Total securities	% of Total securities available for sale
	(yen in millions)
Investment grade	¥(41,209)	¥(1,035)	¥(42,244)	84.1%
Non-investment grade	—	(127)	(127)	0.3
Not rated	(17)	(7,802)	(7,819)	15.6

Total securities available for sale	¥(41,226)	¥(8,964)	¥(50,190)	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2004:

	Gross unrealized losses
	Fixed maturity securities	Equity securities(1)	Total securities	% of Total securities available for sale
	(yen in millions)
Investment grade	¥(42,852)	¥(340)	¥(43,192)	80.9%
Non-investment grade	—	(122)	(122)	0.2
Not rated	(134)	(9,963)	(10,097)	18.9

Total securities available for sale	¥(42,986)	¥(10,425)	¥(53,411)	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2005:

	Gross unrealized gains
	Fixed maturity securities	Equity securities(1)	Total securities	% of Total securities available for sale
	(yen in millions)
Investment grade	¥52,608	¥1,604,191	¥1,656,799	86.5%
Non-investment grade	14	20,161	20,175	1.1
Not rated	2,801	234,355	237,156	12.4

Total securities available for sale	¥55,423	¥1,858,707	¥1,914,130	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2004:

	Gross unrealized gains
	Fixed maturity securities	Equity securities(1)	Total securities	% of Total securities available for sale
	(yen in millions)
Investment grade	¥50,638	¥1,451,819	¥1,502,457	82.1%
Non-investment grade	5	49,342	49,347	2.7
Not rated	4,143	274,181	278,324	15.2

Total securities available for sale	¥54,786	¥1,775,342	¥1,830,128	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2005:

	Gross unrealized losses
	Fixed maturity securities	Equity securities	Total securities
	(yen in millions)
Three months or less	¥(3,343)	¥(852)	¥(4,195)
Three months to six months	(4,718)	(650)	(5,368)
Six months to nine months	(61)	(598)	(659)
Nine months to one year	(320)	(2,824)	(3,144)
Over one year	(32,784)	(4,040)	(36,824)

Total	¥(41,226)	¥(8,964)	¥(50,190)

The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2004:

	Gross unrealized losses
	Fixed maturity securities	Equity securities	Total securities
	(yen in millions)
Three months or less	¥(2,413)	¥(4,318)	¥(6,731)
Three months to six months	(1,947)	(1,637)	(3,584)
Six months to nine months	(15,183)	(812)	(15,995)
Nine months to one year	(20,799)	(1,915)	(22,714)
Over one year	(2,644)	(1,743)	(4,387)

Total	¥(42,986)	¥(10,425)	¥(53,411)

The following table shows the amounts and the periods of time for which fixed maturity securities available for sale have been in an unrealized loss position as of March 31, 2005 broken down by security rating, as of that date:

	Gross unrealized losses
	Investment grade	Non-investment grade	Not rated	Total fixed maturity securities
	(yen in millions)
Three months or less	¥(3,343)	¥—	¥—	¥(3,343)
Three months to six months	(4,717)	—	(1)	(4,718)
Six months to nine months	(61)	—	—	(61)
Nine months to one year	(320)	—	—	(320)
Over one year	(32,768)	—	(16)	(32,784)

Total	¥(41,209)	¥—	¥(17)	¥(41,226)

The following table shows the amounts and the periods of time for which fixed maturity securities available for sale have been in an unrealized loss position as of March 31, 2004 broken down by security rating, as of that date:

	Gross unrealized losses
	Investment grade	Non-investment grade	Not rated	Total fixed maturity securities
	(yen in millions)
Three months or less	¥(2,363)	¥—	¥(50)	¥(2,413)
Three months to six months	(1,944)	—	(3)	(1,947)
Six months to nine months	(15,148)	—	(35)	(15,183)
Nine months to one year	(20,754)	—	(45)	(20,799)
Over one year	(2,643)	—	(1)	(2,644)

Total	¥(42,852)	¥—	¥(134)	¥(42,986)

The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2005 by contractual maturities at that date:

	Gross unrealized losses	Fair value
	(yen in millions)
Due in one year or less	¥(3,007)	¥1,090,848
Due after one year through five years	(6,404)	172,921
Due after five years through ten years	(4,910)	235,144
Due after ten years	(26,905)	343,324

Total	¥(41,226)	¥1,842,237

The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2004 by contractual maturities at that date:

	Gross unrealized losses	Fair value
	(yen in millions)
Due in one year or less	¥(66)	¥106,107
Due after one year through five years	(6,101)	600,570
Due after five years through ten years	(6,258)	186,876
Due after ten years	(30,561)	387,687

Total	¥(42,986)	¥1,281,240

The following table shows gross unrealized losses on our securities available for sale as of each of the dates indicated:

	As of March 31,
	2005	2004
	(yen in millions)
Equity securities	¥(8,964)	¥(10,425)
Fixed maturity securities	(41,226)	(42,986)

Total gross unrealized losses	¥(50,190)	¥(53,411)

Set forth below is certain other information relating to our portfolio of securities available for sale as of March 31, 2005 and 2004:

•	Investment concentration. As of March 31, 2005, we held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥401.2 billion, representing approximately 12% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date. As of March 31, 2004, we held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥443.4 billion, representing approximately 13% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date.

•	Concentration of gross unrealized losses. As of March 31, 2005, Japanese government bonds accounted for 53.2% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥26,721 million as compared to a cost basis of ¥1,439,244 million. As of March 31, 2005, two of our investments in equity securities of Japanese issuers accounted for 6.2% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥2,492 million and ¥598 million, respectively, as compared to a cost basis of ¥16,000 million and ¥16,795 million, respectively. Based on our evaluation in accordance with our critical accounting policy “Impairment of Securities Available for Sale”, including the evaluation of the period of time during which the securities described above were in a continuous loss position, we recorded an impairment loss for such securities in the amount of ¥12,226 million for the year ended March 31, 2005. As of March 31, 2004, Japanese government bonds accounted for 61.6% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥32,904 million as compared to a cost basis of ¥973,615 million. As of March 31, 2004, two of our investments in equity securities of Japanese issuers accounted for 3.5% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥1,248 million and ¥603 million, respectively, as compared to a cost basis of ¥16,000 million and ¥2,650 million, respectively. Based on our evaluation in accordance with our critical accounting policy “Impairment of Securities Available for Sale”, including the evaluation of the period of time during which the securities described above were in a continuous loss position, we recorded an impairment loss for such securities in the amount of ¥33,930 million for the year ended March 31, 2004. However, we determined that there were no such securities that were in a continuous loss position for a period over twelve months.

•	Maturity profile. As of March 31, 2005, we held ¥902.4 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥3,060.2 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. As of March 31, 2004, we held ¥875.9 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥2,333.7 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. Fixed maturity securities with longer maturities are more sensitive to interest rate fluctuations than securities with shorter maturities.

•	Non-traded securities. As of March 31, 2005, we held ¥500.8 billion of non-traded fixed maturity and equity securities. As of March 31, 2004, we held ¥336.4 billion of non-traded fixed maturity and equity securities. We monitor various information relating to the fair value of non-traded securities, including the net asset values and the credit rating of each issuer.

•	Unrealized losses of fixed maturity securities. As of March 31, 2005, our unrealized losses of fixed maturity securities amounted to ¥41,226 million. As of March 31, 2004, our unrealized losses of fixed maturity securities amounted to ¥42,986 million. Such losses primarily resulted from changes in interest rates, and consistent with our critical accounting policy “Impairment of Fixed Maturity Securities Available for Sale”, we do not consider these securities to be other than temporarily impaired.

In addition, based on our determinations in accordance with our critical accounting policy “Impairment of Securities Available for Sale”, during the years ended March 31, 2005 and 2004, we did not record any material loss in connection with sales of securities that were in an unrealized loss position at March 31, 2004 and 2003, respectively. See “—Results of Operations” for the analyses of unrealized losses.

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

As of March 31, 2005, our net unrealized losses in respect of policyholders’ contract deposits totaled ¥206 billion. Of this amount, ¥227 billion of unrealized losses were derived from deposit-type insurance policies issued by Tokio Marine & Nichido. As of the same date, we had unrealized gains of approximately ¥18 billion on fixed maturity securities held for purposes of managing Tokio Marine & Nichido’s interest rate risk in respect of deposit-type insurance policies. If low market interest rates continue in Japan, we expect that these unrealized gains (or some portion of them) will be available to offset future losses in respect of policyholders’ contract deposits; however, our results of operations in future fiscal years could be adversely affected by our net financial exposure in respect of deposit-type insurance policies.

Results of Operations

The following table, prepared on a U.S. GAAP basis, shows selected statement of income information for us for each of the periods indicated:

	Year ended March 31,
	2005	2004(1)	2003(1)
	(yen in millions)
Operating income:
Property and casualty:
Net premiums written	¥1,925,407	¥1,945,246	¥1,898,557
Less increase in unearned premiums	29,757	85,043	137,589

Premiums earned	1,895,650	1,860,203	1,760,968
Life premiums	253,369	241,553	255,977
Net investment income	133,197	126,173	108,311
Realized gains (losses) on investments	86,750	(3,855)	(29,875)
Gains (losses) on derivatives	8,296	(36,755)	76,564
Other income	31,835	20,199	15,158

Total operating income	2,409,097	2,207,518	2,187,103

Operating costs and expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	1,262,433	1,048,518	953,681
Related adjustment expenses	68,886	77,389	76,412

Total losses, claims and loss adjustment expenses	1,331,319	1,125,907	1,030,093
Policy benefits and losses for life	210,536	195,659	219,250
Interest credited to policyholders’ contract deposits	58,148	58,414	56,011
Policy acquisition costs	564,544	558,978	571,058
Other operating expenses	137,944	116,293	109,383

Total operating costs and expenses	2,302,491	2,055,251	1,985,795

Income before income tax expense, extraordinary items and cumulative effect of accounting changes	106,606	152,267	201,308

Income tax expense (benefit):
Current	48,654	50,015	92,935
Deferred	(20,223)	(630)	(21,321)

Total income tax expense (benefit)	28,431	49,385	71,614

Minority interests(2)	648	—	—
Income before extraordinary items and cumulative effect of accounting changes	77,527	102,882	129,694
Extraordinary items	14,458	—	248,323
Cumulative effect of accounting changes, net of tax(3)	(26)	—	—

Net income	¥91,959	¥102,882	¥378,017

(1)	Certain amounts in our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2004 and 2003 have been reclassified to conform to the new classifications adopted during the fiscal year ended March 31, 2005. Accordingly, such reclassified amounts shown in this table for the fiscal years ended March 31, 2005, 2004 and 2003 are not directly comparable to the amounts for prior fiscal years.
(2)	Minority interests for the fiscal year ended March 31, 2005 are primarily related to the consolidation of Variable Interest Entities in the adoption of the revision to FASB Interpretation No. 46. See “—Recent Accounting Pronouncements”.
(3)	The amount for the fiscal year ended March 31, 2005 is related to the adoption of a new accounting standard Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. See “—Recent Accounting Pronouncements”.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Our direct premiums written for property and casualty insurance for the fiscal year ended March 31, 2005, or fiscal 2005, were ¥1,965,550 million, a decrease of 0.7% from ¥1,978,555 million in the fiscal year ended March 31, 2004, or fiscal 2004. Net premiums written for property and casualty insurance, which represent direct premiums written plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥1,925,407 million in fiscal 2005, a decrease of 1.0% from ¥1,945,246 million in fiscal 2004. The decrease was primarily a result of a decrease in voluntary automobile liability insurance premiums due to discounts in premium rates granted upon renewal of policies.

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written which relate to the unexpired terms of coverage. After deducting the increase in unearned premiums of ¥29,757 million for fiscal 2005, premiums earned in fiscal 2005 were ¥1,895,650 million, an increase of 1.9% from fiscal 2004. The increase was mainly due to continuing effects of contracts entered into in prior years.

Life premiums, which represent direct premiums earned plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥253,369 million in fiscal 2005, an increase of 4.9% from fiscal 2004. The increase primarily reflected a steady expansion of our life insurance business.

Losses and claims incurred and provided for, or net loss incurred, for all property and casualty insurance in fiscal 2005 amounted to ¥1,262,433 million, an increase of ¥213,915 million, or 20.4%, from fiscal 2004. The ratio of the total amount of net loss incurred to net premiums earned — the net loss ratio — was 66.6% in fiscal 2005, an increase from 56.4% in fiscal 2004. This increase was due primarily to an increase in the loss ratio of fire and allied lines insurance and voluntary automobile insurance resulting from major natural disasters in Japan as well as increased severity and frequency of losses paid.

Total operating costs and expenses, which represents the sum of losses, claims and loss adjustment expenses, policy benefits and losses for life, interest credited policyholders’ contract deposits, policy acquisition costs and other operating expenses, amounted to ¥2,302,491 million in fiscal 2005, an increase of 12.0% from fiscal 2004. This increase was primarily attributable to increases in losses and claims incurred and provided for and policy benefits and losses for life.

Loss adjustment expenses in fiscal 2005 were ¥68,886 million, a decrease of 11.0% from fiscal 2004. The ratio of losses, claims and loss adjustment expenses incurred to net premiums earned for all classes of property and casualty insurance was 70.2% in fiscal 2005, an increase from 60.5% in fiscal 2004.

Policy benefits and losses for life increased by 7.6% in fiscal 2005 to ¥210,536 million. This increase primarily reflected an increase in life premiums.

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims. The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premiums are deferred and recognized in income during the periods when the insurance is in force or when future benefit payments are expected to become due. Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis. We believe that our estimated provisions for future policy benefits and for losses at March 31, 2005 are adequate to cover our life insurance liability. However, our ultimate liability may vary from these estimates.

Interest credited to policyholders’ contract deposits decreased by 0.5% in fiscal 2005 to ¥58,148 million. This decrease was primarily attributable to decreased sales of deposit-type insurance and the maturity of policies sold in previous years with relatively high interest rates.

We incurred policy acquisition costs in fiscal 2005 of ¥564,544 million, an increase of 1.0% from fiscal 2004. This increase was primarily attributable to increased expenses due to the merger of Tokio Marine and Nichido.

Other operating expenses increased by 18.6% in fiscal 2005 to ¥137,944 million. This increase was primarily due to an increase in expenses relating to the merger of Tokio Marine and Nichido Fire, which occurred on October 1, 2004.

Net investment income in fiscal 2005 was ¥133,197 million, an increase of ¥7,024 million, or 5.6%, from fiscal 2004. This increase primarily reflected an increase in dividends received, reflecting improving equity market conditions.

Realized gains on investments increased to ¥86,750 million in fiscal 2005 from losses of ¥3,855 million in fiscal 2004. This increase primarily reflected an increase in realized gains on sales of equity securities.

The following table sets forth our gross unrealized losses on available-for-sale securities as of the dates indicated:

	Available-for-sale securities
	Gross unrealized losses as of March 31, 2005	Gross unrealized losses as of March 31, 2004
	(yen in millions except percentages)
Fixed maturity securities	¥41,226	¥42,986
Equity securities	8,964	10,425

Total	¥50,190	¥53,411

Gross unrealized loss as a percentage of total carrying amount	0.7%	0.8%

During the year ended March 31, 2005, some of the available-for-sale securities with unrealized losses at the beginning of the fiscal year were sold. These sales transactions resulted in a net realized loss of ¥4,948 million. At the beginning of the 2005 fiscal year, the corresponding gross unrealized losses for these securities was ¥4,087 million.

Furthermore, during the year ended March 31, 2005, management determined that with respect to available-for-sale securities with ¥62,416 million in unrealized losses as of March 31, 2005, an other-than-temporary impairment existed, amounting to ¥12,226 million. Management determined that this other-than-temporary impairment occurred during the year ended March 31, 2005 and the impairments have been charged accordingly to the income statement.

Gains on derivatives in fiscal 2005 were ¥8,296 million, as compared to losses of ¥36,755 million in fiscal 2004. These gains primarily reflected gains of ¥19,404 million on interest swap agreements, partially offset by gains from foreign exchange contracts in the amount of ¥12,752 million. We utilize interest rate swaps in our economical hedging activities for our asset liability management and foreign exchange contracts to economically hedge our foreign currency exposure.

Other income amounted to ¥31,835 million in fiscal 2005, an increase of 57.6% from fiscal 2004. The increase was mainly due to the expansion of our temporary staff agency business.

Income before income tax expense, extraordinary items and cumulative effect of accounting changes decreased to ¥106,606 million in fiscal 2005 from ¥152,267 million in fiscal 2004, a decrease of 30.0%.

Income tax expense for fiscal 2005 was ¥28,431 million, a decrease of 42.4% compared to fiscal 2004. The effective tax rate decreased to 26.7% in fiscal 2005 from 32.4% in fiscal 2004. This decrease in the effective tax rate reflected an increase in tax credits for dividends received.

Income before extraordinary items and cumulative effect of accounting changes decreased to ¥77,527 million in fiscal 2005 from ¥102,882 million in fiscal 2004, a decrease of 24.6%.

We recognized extraordinary items of ¥14,458 million in fiscal 2005. This was due to the recognition of unallocated negative goodwill arising from the acquisition of Nisshin Fire. See “— Overview — Business Alliance”. We did not recognize any extraordinary items in fiscal 2004.

As a result of the foregoing, our net income decreased to ¥91,959 million in fiscal 2005 from ¥102,882 million in fiscal 2004, a decrease of 10.6%.

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

Life premiums, which represent direct premiums earned plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥241,553 million in fiscal 2004, a decrease of 5.6% from fiscal 2003. The decrease primarily reflected a decrease in the number of single premium contracts written. Under a single premium contract, the policyholder pays the entire premium due under the contract in a single bullet payment at the time the contract is entered into.

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

Total operating costs and expenses, which represents the sum of losses, claims and loss adjustment expenses, policy benefits and losses for life, interest credited to policyholders’ contract deposits, policy acquisition costs and other operating expenses, amounted to ¥2,055,251 million in fiscal 2004, an increase of 3.5% from fiscal 2003. This increase was primarily attributable to increases in losses and claims incurred and provided for, partially offset by a decrease in policy benefits and losses for life and policy acquisition costs.

Loss adjustment expenses in fiscal 2004 were ¥77,389 million, an increase of 1.3% from fiscal 2003. The ratio of losses, claims and loss adjustment expenses incurred to net premiums earned for all classes of property and casualty insurance was 60.5% in fiscal 2004, an increase from 58.5% in fiscal 2003.

Policy benefits and losses for life decreased by 10.8% in fiscal 2004 to ¥195,659 million. This decrease primarily reflected an improvement in underwriting results and a decrease in life premiums.

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

Interest credited to policyholders’ contract deposits increased by 4.3% in fiscal 2004 to ¥58,414 million. This increase was primarily due to the expansion of the life annuity business.

We incurred policy acquisition costs in fiscal 2004 of ¥558,978 million, a decrease of 2.1% from fiscal 2003. This decrease primarily reflected our efforts to reduce expenses.

Other operating expenses increased by 6.3% in fiscal 2004 to ¥116,293 million. This increase was primarily due to an increase in expenses relating to the planned merger of Tokio Marine and Nichido Fire.

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

The following table sets forth our gross unrealized losses on available-for-sale securities as of the dates indicated:

	Available-for-Sale Securities
	Gross unrealized losses as of March 31, 2004	Gross unrealized losses as of March 31, 2003
	(yen in millions except percentages)
Fixed maturity securities	¥42,986	¥6,107
Equity securities	10,425	109,929

Total	¥53,411	¥116,036

Gross unrealized loss as a percentage of total carrying amount	0.8%	1.9%

During the year ended March 31, 2004, some of the available-for-sale securities with unrealized losses at the beginning of the fiscal year were sold. These sales transactions resulted in a net realized loss of ¥5,934 million. At the beginning of the 2004 fiscal year, the corresponding gross unrealized losses for these securities was ¥3,449 million.

Furthermore, during the year ended March 31, 2004, management determined that with respect to available-for-sale securities with ¥87,341 million in unrealized losses as of March 31, 2004, an other-than-temporary impairment existed, amounting to ¥33,930 million. Management determined that this other-than-temporary impairment occurred during the year ended March 31, 2004 and the impairments have been charged accordingly to the income statement.

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

Other income amounted to ¥20,199 million in fiscal 2004, an increase of 33.3% from fiscal 2003. The increase was mainly due to the expansion of our temporary staff agency business.

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

As a result of the foregoing, our net income decreased to ¥102,882 million in fiscal 2004 from ¥378,017 million in fiscal 2003, a decrease of 72.8%. This decrease was mainly due to the decrease of income from extraordinary items. In fiscal 2003, we recognized income from extraordinary items, unallocated negative goodwill arising from the business combination of Tokio Marine and Nichido Fire, in the amount of ¥248,323 million. The remaining decrease was due to a decrease in income before extraordinary items and cumulative effect of accounting changes.

Business Segment Analysis

We derive our business segment information based on our internal management reporting utilized to measure the performance of our business segments. The business segments are Property and Casualty, Life and Other.

Property and Casualty. We write insurance policies in the following internal reporting units: Marine, Fire and Allied, Voluntary Automobile, Personal Accident, CALI and Other. The risks underwritten in these reporting units are principally located in Japan. We evaluate the results of this segment based upon Japanese GAAP premium income and loss ratio.

Life. This segment primarily assumes whole-life insurance and medical insurance. We evaluate the results of this segment based upon Japanese GAAP income before income tax expense.

Other. We engage in certain other businesses, including investment management business and foreign operations. Such other businesses are not significant on a segmental level.

In accordance with Statement of Financial Accounting Standards No. 131, our segment measures differ from our consolidated operating profits as defined under U.S. GAAP. As a result, our consolidated income statement and consolidated balance sheet have been prepared on a U.S. GAAP basis while our segmental analysis is measured on a Japanese GAAP basis.

The following table sets forth our segment information for the fiscal years ended March 31, 2005, 2004 and 2003:

	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
	(yen in millions except percentages)
2005:
P&C premiums written(1)	¥1,883,332	—	41,783	1,925,115	(34)	1,925,081
P&C losses paid(2)	(1,122,847)	—	(21,263)	(1,144,110)	96	(1,144,014)
P&C loss adjustment expenses paid(2)	(71,290)	—	(2,547)	(73,837)	1,804	(72,033)
Life premiums(3)	—	491,442	415	491,857	(60,306)	431,551
Policy benefits and losses paid for life(3)	—	(94,681)	(258)	(94,939)	60,671	(34,268)
Underwriting expenses(3)	(592,222)	(70,378)	(24,728)	(687,328)	(29,307)	(716,635)
P&C underwriting profit	96,973	—	(6,755)	—	—	—
P&C loss ratio(4)	63.4%	—	—	—	—	—
Investment income & realized gains on investment(3)	168,409	40,792	8,980	218,181	(31,070)	187,111
Other income (expenses) – net(3)(5)	(130,169)	(372,524)	6,652	(496,041)	11,427	(484,614)

Japanese GAAP income before income tax expense	¥135,213	(5,349)	9,034	138,898	(46,719)	92,179

Total assets(3)	¥9,306,281	2,055,024	357,908	11,719,213	(94,717)	11,624,496

2004:
P&C premiums written(1)	¥1,904,225	—	39,405	1,943,630	(21)	1,943,609
P&C losses paid(2)	(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C loss adjustment expenses paid(2)	(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums(3)	—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life(3)	—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses(3)	(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit	285,095	—	4,180	—	—	—
P&C loss ratio(4)	53.5%	—	—	—	—	—
Investment income & realized gains on investment(3)	101,079	33,107	9,765	143,951	(22,834)	121,117
Other income (expenses) – net(3)(5)	(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)

Japanese GAAP income before income tax expense	¥175,961	203	11,059	187,223	(23,005)	164,218

Total assets(3)	¥9,077,139	1,680,809	320,338	11,078,286	(72,030)	11,006,256

2003:
P&C premiums written(1)	¥1,866,079	—	30,594	1,896,673	(34)	1,896,639
P&C losses paid(2)	(908,883)	—	(18,565)	(927,448)	107	(927,341)
P&C loss adjustment expenses paid(2)	(74,051)	—	(2,143)	(76,194)	1,426	(74,768)
Life premiums(3)	—	443,236	819	444,055	(39,405)	404,650
Policy benefits and losses paid for life(3)	—	(65,095)	(430)	(65,525)	39,385	(26,140)
Underwriting expenses(3)	(609,316)	(53,472)	(18,865)	(681,653)	(25,669)	(707,322)
P&C underwriting profit	273,829	—	(8,979)	—	—	—
P&C loss ratio (4)	52.7%	—	—	—	—	—
Investment income & realized gains on investment(3)	131,611	46,047	9,915	187,573	(80,940)	106,633
Other income (expenses) – net(3)(5)	(243,130)	(371,975)	3,573	(611,532)	18,692	(592,840)

Japanese GAAP income before income tax expense	¥162,310	(1,259)	4,898	165,949	(86,438)	79,511

Total assets(3)	¥8,622,237	1,291,375	299,242	10,212,854	(267,045)	9,945,809

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.

(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other income (expenses) includes the following:
(a)	Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

The following table sets forth our segment information for our P&C internal reporting units for the fiscal years ended March 31, 2005, 2004 and 2003:

	Marine	Fire and Allied	Voluntary Automobile	Personal Accident	CALI	Other	Total
	(yen in millions except percentages)
2005:
Premiums written(1)	¥65,021	245,583	854,048	149,615	328,847	240,218	1,883,332
Losses paid(2)	¥34,069	181,422	521,525	60,287	192,041	133,503	1,122,847
Loss adjustment expenses paid(2)	¥1,790	3,822	37,342	5,103	17,252	5,981	71,290
Loss ratio(3)	55.2%	75.4%	65.4%	43.7%	63.6%	58.1%	63.4%

2004:
Premiums written(1)	¥60,780	252,825	871,761	151,062	333,642	234,155	1,904,225
Losses paid(2)	¥36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid(2)	¥1,843	3,075	41,279	5,407	17,530	6,046	75,630
Loss ratio(3)	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

2003:
Premiums written(1)	¥59,002	244,642	893,507	153,233	280,884	234,811	1,866,079
Losses paid(2)	¥30,636	86,399	504,121	67,861	100,465	119,401	908,883
Loss adjustment expenses paid(2)	¥1,812	3,081	39,307	6,716	16,822	6,313	74,051
Loss ratio(3)	55.0%	36.6%	60.8%	48.7%	41.8%	53.5%	52.7%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

Property and Casualty Reporting Units

Set forth below is information relating to performance of our property and casualty internal reporting units on a Japanese GAAP basis, for the year ended March 31, 2005 compared to the year ended March 31, 2004 and for the year ended March 31, 2004 compared to the year ended March 31, 2003.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Marine Insurance. Premiums written for hull and cargo insurance increased by 7.0% in fiscal 2005 to ¥65,021 million. This increase mainly reflected the high levels of Japanese import and export trading activity as well as an increase in premium rates in the United States. The loss ratio decreased from 63.0% in fiscal 2004 to 55.2% in fiscal 2005, mainly due to a decrease in losses paid related to large claims.

Fire and Allied Lines Insurance. Premiums written for fire and allied lines insurance decreased by 2.9% in fiscal 2005 to ¥245,583 million. This decrease was mainly due to additional reinsurance premium payments to reinsurers in connection with a large typhoon that occurred in fiscal 2005. The loss ratio increased from 32.3% in fiscal 2004 to 75.4% in fiscal 2005, primarily due to major natural disasters in Japan.

Voluntary Automobile Insurance. Premiums written for voluntary automobile insurance, the largest line of our property and casualty insurance business, decreased by 2.0% in fiscal 2005 to ¥854,048 million. This decrease was primarily due to discounts in premium rates granted upon the renewal of policies. The loss ratio increased from 62.3% in fiscal 2004 to 65.4% in fiscal 2005, mainly due to a decrease in premiums and increased severity and frequency of losses paid.

Personal Accident Insurance. Premiums written for personal accident insurance decreased by 1.0% in fiscal 2005 to ¥149,615 million. This decrease was mainly due to decreasing sales of long-term personal accident insurance. The loss ratio decreased from 46.8% in fiscal 2004 to 43.7% in fiscal 2005, mainly due to expanding sales of medical and cancer insurance, which has a relatively low loss ratio when compared with other personal accident insurance products.

Compulsory Automobile Liability Insurance. Premiums written for compulsory automobile insurance decreased by 1.4% in fiscal 2005 to ¥328,847 million. This was primarily due to a decrease in renewals of policies reflecting the decrease in periodic automobile inspections. The loss ratio increased from 46.4% in fiscal 2004 to 63.6% in fiscal 2005. This was primarily due to the fact that there is a lag between the time of impact of the abolition of the governmental reinsurance scheme in fiscal 2003 being felt on losses and loss adjustment expenses paid and on premiums written, which had the effect of initially decreasing the loss ratio immediately after the abolition but later increasing to the expected level.

Other Insurance. Premiums written for all other types of property and casualty insurance, including liability insurance, workers’ compensation insurance, guarantee insurance, movable comprehensive insurance, aviation and miscellaneous pecuniary loss insurance, increased by 2.6% in fiscal 2005 to ¥240,218 million. This increase was mainly due to an increase in liability and miscellaneous pecuniary loss insurance premiums, partly offset by a decrease in aviation insurance premiums. The loss ratio increased from 55.6% in fiscal 2004 to 58.1% in fiscal 2005, mainly due to major natural disasters in Japan as well as an increase in large claims.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Marine Insurance. Premiums written for cargo and transit insurance increased by 3.0% in fiscal 2004 to ¥60,780 million. This increase mainly reflected the high levels of Japanese import and export trading activity as well as an increase in premium rates for war insurance coverage. The loss ratio increased from 55.0% in fiscal 2003 to 63.0% in fiscal 2004, mainly due to increase in losses paid related to large claims.

Fire and Allied Lines Insurance. Premiums written for fire and allied lines insurance increased by 3.3% in fiscal 2004 to ¥252,825 million. This increase was mainly due to a temporary increase in sales prior to a premium increase for long-term policies as well as expanding sales that reflected the introduction of new products. The loss ratio decreased from 36.6% in fiscal 2003 to 32.3% in fiscal 2004, primarily due to an increase in premiums written.

Voluntary Automobile Insurance. Premiums written for voluntary automobile insurance, the largest line of our property and casualty insurance business, decreased by 2.4% in fiscal 2004 to ¥871,761 million. This decrease was primarily due to discounts in premium rates granted upon the renewal of policies that did not experience any loss in the prior period. The loss ratio increased from 60.8% in fiscal 2003 to 62.3% in fiscal 2004, mainly due to such discounts in premium rates.

Personal Accident Insurance. Premiums written for personal accident insurance decreased by 1.4% in fiscal 2004 to ¥151,062 million. This decrease was mainly due to decreasing sales of overseas traveler’s personal accident insurance, affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia, partly offset by expanding sales of medical and cancer insurance. The loss ratio decreased from 48.7% in fiscal 2003 to 46.8% in fiscal 2004, mainly due to expanding sales of medical and cancer insurance, which has a relatively low loss ratio when compared with other personal accident insurance products.

Compulsory Automobile Liability Insurance. Premiums written for compulsory automobile insurance increased by 18.8% in fiscal 2004 to ¥333,642 million. This increase was primarily due to the abolition of the government reinsurance scheme in fiscal 2003. See “Business — Property and Casualty Insurance — Compulsory Automobile Liability”. The loss ratio increased from 41.8% in fiscal 2003 to 46.4% in fiscal 2004. This was primarily due to the fact that there is a lag between the time of impact of the abolition of the governmental reinsurance scheme in fiscal 2003 being felt on losses and loss adjustment expenses paid and on premiums written, which had the effect of initially decreasing the loss ratio immediately after the abolition but later increasing to the expected level.

Other Insurance. Premiums written for all other types of property and casualty insurance, including liability insurance, workers’ compensation insurance, guarantee insurance, movable comprehensive insurance, aviation and miscellaneous pecuniary loss insurance, decreased by 0.3% in fiscal 2004 to ¥234,155 million. This decrease was mainly due to a decrease in workers’ compensation, guarantee and movables comprehensive insurance premiums, partly offset by an increase in liability insurance premiums. The loss ratio increased from 53.5% in fiscal 2003 to 55.6% in fiscal 2004, mainly due to an increase in losses paid related to large claims.

Credit Losses and Non-Performing Loans

The continuing weak economic environment in Japan during the 1990s and the beginning of this decade have resulted in the deterioration of the financial conditions of Japanese corporate and individual borrowers and a high number of bankruptcy filings. A substantial portion of the affected credit extended by Japanese financial institutions is secured by real estate as collateral. The deterioration in credit and the continuing decline in the value of real estate have led to a substantial increase in the amount of non-performing loans in Japanese financial institutions’ portfolios. Under these circumstances, Japanese non-life insurers, including Tokio Marine & Nichido’s predecessors, saw their non-performing loans increase, although not as much as other types of financial institutions. The main reason for this is that Japanese non-life insurers are required to maintain high levels of liquidity compared with other types of financial institutions, in order to be able to make claims payments, which has meant that they have diversified their investment portfolios. After reaching a peak in the year ended March 31, 2003, the amount of Tokio Marine & Nichido’s non-performing loans has been decreasing.

The following table, prepared on a U.S. GAAP basis, shows our recorded investment in impaired loans and specific valuation allowances as of each of the dates indicated:

	As of March 31,
	2005	2004
	(yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥10,476	¥13,408
Collateral and bank guaranteed loans	—	7
Unsecured loans	6,936	17,808

Total	¥17,412	¥31,223

Specific valuation allowances:
Mortgage loans on real estate	¥4,268	¥6,110
Collateral and bank guaranteed loans	—	7
Unsecured loans	2,725	9,807

Total	¥6,993	¥15,924

In addition to the valuation allowances reflected in the table above, we have made additional allowances for other loans based on past loss experience and current economic conditions. These additional allowances were ¥3,205 million at March 31, 2005.

Cash Flows

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net cash provided by operating activities was ¥214,242 million in fiscal 2005, compared to ¥380,647 million in fiscal 2004. This decrease was primarily attributable to a decrease of increase in unearned premiums, net of ceded reinsurance, a decrease in changes in trading securities at fair value, and an increase in net realized gains, partially offset by an increase and decrease of current income taxes payable and receivable.

Net cash used in investing activities was ¥346,970 million in fiscal 2005, compared to ¥253,397 million in fiscal 2004. This increase was principally due to an increase in cost of fixed maturity securities purchased, partially offset by an increase in proceeds from the sale of fixed maturity securities.

Net cash used in financing activities was ¥13,690 million in fiscal 2005, compared to ¥34,828 million in fiscal 2004. This decrease was mainly attributable to an increase in net cash provided by investment deposits funded by policyholders, partially offset by a decrease in cash received under securities lending transactions and an increase in cash used for the purchase of treasury stock.

The operating, investing and financing activities described above resulted in net cash at March 31, 2005 of ¥290,642 million, compared to ¥432,874 million at March 31, 2004, representing a decrease of ¥142,232 million.

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

Net cash used in financing activities was ¥34,828 million in fiscal 2004, compared to ¥31,755 million in fiscal 2003. This increase was mainly attributable to an increase in cash used for the purchase of treasury stock, partially offset by an increase in cash received under securities lending transactions and a decrease in net cash used in investment deposits funded by policyholders.

The operating, investing and financing activities described above resulted in net cash at March 31, 2004 of ¥432,874 million, compared to ¥339,978 million at March 31, 2003, representing an increase of ¥92,896 million.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45. FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on our financial statements. The disclosure requirements were effective for financial statements for the periods ending after December 15, 2002. We adopted the disclosure requirements effective on March 31, 2003. See note 16 to our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51”, or FIN 46. FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity, or VIE, if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to FIN 46, or FIN 46R. FIN 46R retains many of the basic concepts introduced in FIN 46. However, it also introduces a new scope exception for a certain type of entities that qualified as “business” as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. For fiscal 2004, we adopted the provisions of FIN 46 for all VIEs in which we became involved after January 31, 2003. Beginning April 1, 2004, we adopted the provisions of FIN 46R for all other VIEs — those in which we became involved prior to February 1, 2003. In connection with this adoption, we recognized minority interests of ¥5,186 million on our balance sheet as of March 31, 2005 with respect to VIEs for which we are the primary beneficiary. Our investments in these VIEs amounted to ¥23,476 million as of March 31, 2004. See note 3 to our consolidated financial statements.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, or the AcSEC, issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”, or SOP 03-1. AcSEC issued this SOP 03-1 to address the need for interpretive guidance in three areas: (1) separate account presentation and valuation; (2) the classification and valuation of certain long-duration contract liabilities; and (3) the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses). The effect of adopting SOP 03-1 was a charge of ¥41 million, net of tax of ¥26 million, which was reported as a “Cumulative effect of accounting change, net of tax” for the year ended March 31, 2005. This charge reflects the effect of establishing reserves for guaranteed minimum death benefit of our universal life-type contracts. Upon adoption of SOP 03-1, on April 1, 2004, ¥162,715 million in separate account assets were reclassified to trading securities. Similarly, upon adoption, ¥162,715 million in separate account liabilities were reclassified to policyholders’ contract deposits.

In November 2003, the Emerging Issues Task Force of the FASB, or the EITF, reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”,

or EITF 03-01, that certain quantitative and qualitative disclosures are required for equity and fixed maturity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The guidance requires companies to disclose the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months, each by investment category. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In September 2004, the FASB issued the FASB Staff Position (FSP) EITF Issue No. 03-1-1 that delays the effective date of the measurement and recognition guidance of paragraphs 10 through 20 of EITF 03-01. We have adopted the disclosure requirements in the financial statements. See note 3 to our consolidated financial statements.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” to require additional disclosures related to pension plans and other postretirement benefit plans. While retaining the existing disclosure requirements for pensions and postretirement benefits, additional disclosures are required related to pension plan assets, obligations, cash flows and net periodic benefit costs, beginning with fiscal years ended after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ended after June 30, 2004. We have adopted the additional disclosure requirements in the financial statements. See note 12 to our consolidated financial statements.

In January 2003, the EITF released Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, or EITF 03-02. EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company’s pension plan which substitutes for the welfare pension plan administered by the Japanese government. We expect to adopt EITF 03-02 with respect to the transfer to the Japanese government of the substitutional portion of our pension plan, which is expected to take place during the fiscal year ending March 31, 2006. See note 12 to our consolidated financial statements.

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

Exposure to Currency Fluctuations

We conduct a portion of our business in currencies other than the yen, primarily the U.S. dollar. This business includes operations of marine insurance and certain reinsurance, as well as investments in financial products denominated in foreign currencies. If our exposure to currency fluctuations is not properly managed, we would be exposed to risk arising from fluctuations in exchange rates on assets and liabilities denominated in foreign currencies. We seek to manage this exposure primarily by using forward exchange contracts, currency options and other derivatives. We also seek to control currency exposure by holding offsetting foreign currency positions in order to reduce the risk of loss from currency fluctuations.

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

Integrated Risk Management

We have adopted an integrated risk management system to measure, monitor and control risks inherent in our businesses. We use this system to establish acceptable levels of measurable risks for each fiscal year and to ensure the sufficiency of our shareholders’ equity in light of those risks. These risk amounts are monitored to ensure that they are maintained within permissible ranges based on our economic capital model and are reported to our senior management on a periodic basis.

As part of our integrated risk management system, our subsidiaries also conduct risk management based on our integrated risk management policy. Tokio Marine & Nichido, Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life quantify market risk and asset-liability management risk, which are discussed in detail below under “Quantitative and Qualitative Disclosures About Market Risk”. We also identify and monitor the following risks:

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

Quantitative and Qualitative Disclosures About Market Risk

Property and Casualty Insurance Business

We conduct our property and casualty insurance business primarily through Tokio Marine & Nichido and its subsidiaries. A substantial portion of the investments relating to our property and casualty insurance business are made at the Tokio Marine & Nichido parent company level. Tokio Marine & Nichido’s subsidiaries conduct market risk management with respect to their own investments, and report the status of their market risk situations to Tokio Marine & Nichido on a regular basis. Except as otherwise noted, the following discussion as of and for the year ended March 31, 2005 relates to market risk management of Tokio Marine & Nichido only (and not its subsidiaries). Prior to the merger of Tokio Marine and Nichido Fire on October 1, 2004 of which Tokio Marine was the surviving entity, Tokio Marine and Nichido Fire managed their risks separately under our control and supervision. The information presented for the fiscal year ended March 31, 2004, relates to Tokio Marine’s risk management only (and not its subsidiaries) and does not include risks related to Nichido Fire for such fiscal year. Accordingly, the information relating to Tokio Marine & Nichido’s risk management as of and for the fiscal year ended March 31, 2005 is not directly comparable to the information relating to Tokio Marine’s risk management as of and for the fiscal year ended March 31, 2004.

Market Risk Generally

Our property and casualty insurance business accumulates assets from premiums for the insurance policies it underwrites in advance of being required to make payments for claims under those policies as well as deposits for deposit-type insurance policies. Our property and casualty insurance business funds the benefits it provides under insurance policies with gains and income generated by its investment portfolio assets. These investments are subject to market risk but are managed under Tokio Marine & Nichido’s asset-liability management system.

Investment Objectives

Tokio Marine & Nichido invests premiums and deposits received from policyholders in various investments. Its principal investment objectives are to maximize its net asset value and maintain sufficient liquidity in its investment assets to meet insurance payment obligations while controlling risk within an acceptable range. It also seeks to safeguard the interests of policyholders and shareholders.

Market Risk Measurement

Tokio Marine & Nichido’s primary market risk exposure is to potential changes in interest rates and equity prices, as well as foreign exchange rates.

Interest rate risk. Tokio Marine & Nichido defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine & Nichido is exposed to interest rate risk due to its investments in fixed income instruments, particularly bonds, loans and other long-term investments. In addition, it is exposed to interest rate risk due to interest rate sensitive obligations and liabilities, including deposit-type insurance and long-term insurance policies. See “— Assets to meet future obligations”. Tokio Marine & Nichido is exposed to risks of loss because both the market value of fixed income instruments and the present value of its obligations and liabilities may vary when market interest rates fluctuate. The level of interest rate risk of Tokio Marine & Nichido as of March 31, 2005 increased when compared with the level of interest rate risk of Tokio Marine as of March 31, 2004. This increase was primarily a result of the increase in holdings of interest rate sensitive obligations and liabilities due to the merger of Tokio Marine and Nichido Fire.

Equity price risk. Tokio Marine & Nichido is exposed to risks of loss due to equity prices because the value of its equity securities may decline. Most of Tokio Marine & Nichido’s equity investments are primarily in the Japanese market and are intended to be held for the long term. The level of equity price risk of Tokio Marine & Nichido as of March 31, 2005 increased when compared with the level of equity price risk of Tokio Marine as of March 31, 2004. This increase was primarily a result of the increase in holdings of equity securities due to the merger of Tokio Marine and Nichido Fire.

Foreign exchange rate risk. Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than the Japanese yen, Tokio Marine & Nichido’s functional currency, due to fluctuations of foreign exchange rates. Tokio Marine & Nichido is exposed to foreign exchange rate risk because some of the assets and liabilities are denominated in a currency other than the yen. If the value of a relevant foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would decline when expressed in yen terms. If the value of a relevant foreign currency increases relative to the yen, the fair value of liabilities denominated in that foreign currency would increase when expressed in yen terms. Tokio Marine & Nichido’s primary exposure for foreign exchange rate risk is the U.S. dollar, euro and pound sterling. The level of foreign exchange rate risk of Tokio Marine & Nichido as of March 31, 2005 increased when compared with the level of foreign exchange rate risk of Tokio Marine as of March 31, 2004. This increase was primarily a result of the increase in holdings of foreign exchange rate sensitive obligations and liabilities due to the merger of Tokio Marine and Nichido Fire.

Tokio Marine & Nichido does not hold physical or derivative commodity positions.

We do not anticipate significant changes in the composition of Tokio Marine & Nichido’s primary market risk exposure or in how such exposure is managed in future reporting periods.

Market Risk Management and Risk Exposure Estimates

Tokio Marine & Nichido’s risk management department, which is independent of its asset management division, is responsible for implementing Tokio Marine & Nichido’s market risk management process. This process includes (i) establishing appropriate controls, policies and procedures relating to market risks; (ii) ensuring appropriate senior management oversight of market risk-taking and risk-controlling activities; and (iii) analyzing, monitoring and reporting market risks.

Tokio Marine & Nichido divides its assets under management into the following three categories for investment and risk management purposes, with investment and risk management policies tailored to each category:

•	Assets to meet future obligations;

•	Risk assets; and

•	Other assets.

Assets to meet future obligations. Assets to meet future obligations are intended to provide reserves for insurance policies, including deposit-type insurance and long-term insurance policies. To ensure that Tokio Marine & Nichido can make required payments on those policies at maturity or lapse without regard to interest rate fluctuations, both the assets and the liabilities must be managed effectively. This is called asset-liability management. Tokio Marine & Nichido has been developing an advanced asset-liability management system and believes that it maintains a well-controlled portfolio that includes various bonds, loans and interest rate swap transactions used for hedging purposes.

In addition, to enhance its asset-liability management capabilities with respect to deposit-type insurance policies, Tokio Marine & Nichido groups investment deposit contracts primarily by type and duration of insurance policies. Each month, Tokio Marine & Nichido measures interest rate sensitivity for the assets and liabilities in each of these groups. Based upon these measurements, Tokio Marine & Nichido utilizes interest rate swaps in an effort to control the interest rate sensitivity in the assets and the liabilities in each group of investment deposits. At March 31, 2005, Tokio Marine & Nichido had ¥3.3 trillion notional amount of interest rate swaps outstanding primarily to hedge its exposure in respect of deposit-type insurance policies.

The following tables show the effect of hypothetical changes in interest rates on the present value of the surplus in Tokio Marine & Nichido’s (parent company only) asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (before taxes and future policy dividends) as of March 31, 2005 and March 31, 2004. In its sensitivity analysis model, Tokio Marine & Nichido selects hypothetical changes in interest rates which are expected to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine & Nichido defines “near-term” to mean a period of up to one year from the date of its most recent consolidated financial statements. Actual results may differ from the hypothetical change in interest rates assumed in the following tables, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine & Nichido would take to mitigate these hypothetical losses in fair value. Furthermore, the information presented in the following tables was prepared for risk management purposes and does not present the effect of actual changes in interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine & Nichido.

	Yield curve shift(1)
	As of March 31, 2005
	-1%	±0%	+1%	+2%
	(yen in billions)
General Policy Account	¥(13.0)	¥0.0	¥0.8	¥(2.4)
Deposit-Type Insurance Accounts	(28.3)	0.0	23.9	41.5

Asset-Liability Portfolio	¥(41.2)	¥0.0	¥24.7	¥39.1

	Yield curve shift(1)
	As of March 31, 2004
	-1%	±0%	+1%	+2%
	(yen in billions)
General Policy Account	¥(5.7)	¥0.0	¥(6.2)	¥(15.5)
Deposit-Type Insurance Accounts	(15.7)	0.0	13.9	24.5

Asset-Liability Portfolio	¥(21.3)	¥0.0	¥7.7	¥9.0

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated.

Interest rate risk of deposit-type insurance accounts increased primarily as a result of increased balance of deposit-type insurance accounts due to the merger of Tokio Marine and Nichido Fire. Interest rate risk sensitivity of general policy account portfolio changed as shown in the above tables primarily due to changes in the level of interest rates between March 31, 2005 and March 31, 2004.

Assets to meet future obligations are exposed to credit risk and liquidity risk. Credit risk increases when the obligor’s financial condition deteriorates, resulting in defaults or other decline in the value of our assets. In addition to using a corporate rating system, Tokio Marine & Nichido manages credit risk with its Value-at-Credit Risk model, which Tokio Marine had developed, and Tokio Marine & Nichido succeeded, to estimate credit risk. We believe this model provides Tokio Marine & Nichido a sound ability to manage its credit risk portfolio. Tokio Marine & Nichido manages liquidity risk by aiming to maintain various ways to raise funds quickly for the prompt payment of insurance claims and to ensure sufficient liquidity.

Risk assets. Risk assets are those investments which purely pursue high profitability compared to risk amount. Tokio Marine & Nichido’s risk assets include bonds, stocks, derivatives and foreign currency positions in the currencies of industrialized nations.

Each month, Tokio Marine & Nichido measures the risks that result from its risk asset portfolio utilizing the expected shortfall method, at a 99% confidence level over a one-year period. Under this method, Tokio Marine & Nichido estimates the expected loss in the fair value of its risk portfolio based on the occurrence of losses that are outside of the 99% confidence interval, as compared to the value-at-risk of that portfolio, which is estimated based on the occurrence of a loss at the 99% confidence level. Like the value-at-risk, the expected shortfall method takes into account market factors to which the market value of the portfolio position is exposed (interest rates, equity prices and foreign exchange rates), the sensitivity of the position to changes in those market factors and the volatilities and correlation of those factors. This method also makes assumptions about market behavior. Assuming a normal distribution, the expected shortfall for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.67, while the value-at-risk for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.33.

The following tables present the expected shortfall for Tokio Marine & Nichido’s risk asset portfolio for the years ended March 31, 2005 and March 31, 2004.

	Expected shortfall for risk assets portfolio(1)
	Year ended March 31, 2005
Risk category	Average	High	Low	As of March 31, 2005
	(yen in billions)
Interest rate	¥14.5	¥20.1	¥10.9	¥10.9
Foreign exchange	18.6	22.3	16.4	22.3
Equities	46.3	52.6	40.7	45.7

	Expected shortfall for risk assets portfolio(1)
	Year ended March 31, 2004
Risk category	Average	High	Low	As of March 31, 2004
	(yen in billions)
Interest rate	¥7.0	¥9.9	¥3.5	¥9.9
Foreign exchange	13.2	21.4	10.1	21.4
Equities	49.7	56.0	44.0	47.0

(1)	Calculated over a one-year period and based on a 99% confidence level.

Other assets. Other assets are those held mainly for the purpose of operating the property and casualty insurance business. The profitability of these assets is determined in an integrated manner with the profitability of insurance operations.

At March 31, 2005, the market value of Tokio Marine & Nichido’s Japanese equity securities in this portfolio was ¥3,426.5 billion, which accounted for 41.7% of Tokio Marine & Nichido’s total investments across all portfolios. Consequently, Tokio Marine & Nichido’s net asset value tends to fluctuate considerably in accordance with price movements in the domestic stock market.

We estimated that a ten percent downward movement in the level of the Nikkei Stock Average would have caused a loss in the fair value of Tokio Marine & Nichido’s other assets of ¥287.8 billion as of March 31, 2005.

Life Insurance Business

We operate our life insurance business primarily through our subsidiaries Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life. See “Business — Life Insurance Business”. The following are discussions of market risks relating to the two subsidiaries.

Tokio Marine & Nichido Life

Market Risk Generally

Tokio Marine & Nichido Life accumulates assets from premiums for the life insurance policies it underwrites in advance of being required to make payments for claims under those policies. Tokio Marine & Nichido Life funds the benefits it provides under insurance policies with income generated by its investment portfolio assets. These investments are subject to market risk but are managed under Tokio Marine & Nichido Life’s asset-liability management system.

Investment Objectives

Tokio Marine & Nichido Life invests premiums and deposits received from policyholders in various investments. Its principal investment objective is to effectively control the effect of interest rate fluctuation on the surplus, measured as the difference between the present value of its assets and that of its liabilities, and maintain stable net investment income.

Market Risk Measurement

Interest rate risk. Tokio Marine & Nichido Life’s primary market risk exposure is to potential changes in interest rates. Tokio Marine & Nichido Life defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine & Nichido Life is exposed to interest rate risk due to its investments in fixed income instruments, particularly bonds, policy loans and other long-term investments. In addition, Tokio Marine & Nichido Life is exposed to interest rate risk due to interest rate sensitive obligations and liabilities. See “— Assets to meet future obligations”. Tokio Marine & Nichido Life is exposed to risks of loss because both the market value of fixed income instruments and the present value of its obligations and liabilities may vary when market interest rates fluctuate.

Equity price risks. Tokio Marine & Nichido Life’s investments in equities expose it to changes in equity prices. However, Tokio Marine & Nichido Life’s investment in equity securities is small and its exposure to equity price risk is therefore not material.

Foreign exchange rate risk. Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than the Japanese yen, Tokio Marine & Nichido Life’s functional currency, due to fluctuations of foreign exchange rates. Tokio Marine & Nichido Life is exposed to foreign exchange rate risk because some of the assets and liabilities are denominated in a currency other than the yen. If the value of a relevant foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would also decline when expressed in yen terms. If the value of a relevant foreign currency increases relative to the yen, the fair value of liabilities denominated in that foreign currency would increase when expressed in yen terms. Tokio Marine & Nichido Life’s primary exposure for foreign exchange rate risk is the U.S. dollar. However, Tokio Marine & Nichido Life’s asset-liability management seeks to maintain foreign currency denominated assets that approximately correspond to its foreign currency denominated liabilities. As a result, any change in foreign exchange rates that would affect the value of Tokio Marine & Nichido Life’s foreign currency denominated assets would be expected to have an approximately offsetting effect on the value of Tokio Marine & Nichido Life’s foreign currency denominated liabilities. Therefore, Tokio Marine & Nichido Life does not have material exposure to foreign exchange rate risk.

We do not anticipate significant changes in the composition of Tokio Marine & Nichido Life’s primary market risk exposure or in how such exposure is managed in future reporting periods.

Market Risk Management and Risk Exposure Estimates

As risks associated with managing assets and liabilities are becoming increasingly diversified and complex, Tokio Marine & Nichido Life continues to seek to enhance its risk management systems and to adopt more sophisticated methods to manage its various risks. Its risk management section, which is independent of Tokio Marine & Nichido Life’s asset management section, is responsible for implementing Tokio Marine & Nichido Life’s market risk management process. This process includes (i) establishing appropriate controls, policies and procedures relating to market risk; (ii) ensuring appropriate senior management oversight of market risk-taking and risk-controlling activities; and (iii) analyzing, monitoring and reporting market risk.

Tokio Marine & Nichido Life divides its assets under management into the following two categories for investment and risk management purposes, with investment and risk management policies tailored to each category:

•	Assets to meet future obligations; and

•	Other assets.

Tokio Marine & Nichido Life does not have a material trading portfolio.

Assets to meet future obligations. Assets to meet future obligations are intended to provide reserves for insurance policies. To ensure that Tokio Marine & Nichido Life can make required payments on those policies at maturity or lapse without regard to interest rate fluctuations, both the assets and the liabilities must be managed effectively. This is called the asset-liability management. Tokio Marine & Nichido Life has been developing an advanced asset-liability management system and believes that it maintains a well-controlled portfolio that includes various bonds and interest rate swap transactions used for hedging purposes.

To enhance its asset-liability management capabilities with respect to insurance policies, Tokio Marine & Nichido Life groups life insurance and investment contracts primarily by type and duration of insurance policies. Each month, Tokio Marine & Nichido Life measures interest rate sensitivity for the assets and liabilities in each of these groups. Based upon these measurements, Tokio Marine & Nichido Life utilizes interest rate swaps in an effort to control the interest rate sensitivity in the assets and the liabilities in each group of insurance policies. At March 31, 2005, Tokio Marine & Nichido Life had ¥175.4 billion notional amount of interest rate swaps outstanding.

The following tables show the effect of hypothetical changes in interest rates on the present value of the surplus in Tokio Marine & Nichido Life’s asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (before taxes and future policy dividends) as of March 31, 2005 and March 31, 2004. In its sensitivity analysis model, Tokio Marine & Nichido Life selects hypothetical changes in market rates which are expected to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine & Nichido Life defines “near-term” to mean a period of up to one year from the date of its most recent financial statements. Actual results may differ from the hypothetical change in market rates assumed in the following tables, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine & Nichido Life would take to mitigate these hypothetical losses in fair value. Furthermore, the information presented in the following tables was prepared for risk management purposes and is not indicative of the effect of actual changes in interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine & Nichido Life.

	Yield curve shift(1)
	As of March 31, 2005
	-1%	±0%	+1%	+2%
	(yen in billions)
Asset-Liability Portfolio	¥(58.0)	¥0.0	¥37.5	¥59.7

	Yield curve shift(1)
	As of March 31, 2004
	-1%	±0%	+1%	+2%
	(yen in billions)
Asset-Liability Portfolio	¥(32.3)	¥0.0	¥15.4	¥20.7

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated and excludes assets in foreign currencies which are not material.

Between March 31, 2005 and March 31, 2004, Tokio Marine & Nichido Life’s interest rate risk increased primarily due to changes in the composition of its investment portfolios to include more shorter-term fixed income instruments in anticipation of a rise in the interest rates.

Tokio Marine & Nichido Life’s exposure to credit risk with respect to its investment securities which are categorized as assets to meet future obligations is not significant as it invests primarily in government bonds and government-guaranteed bonds and does not invest in corporate bonds. Tokio Marine & Nichido Life is exposed to credit risk in the form of counterparty risk in connection with its interest rate swap transactions. Tokio Marine & Nichido Life manages credit risk that arises from its interest rate swap transactions by entering into collateral arrangements through credit support annexes and managing its collateral on a daily basis.

Other assets. Assets under this category are primarily policy loans and equity investments. The outstanding aggregate amount of policy loans as of March 31, 2005 was ¥24.8 billion. Policy loans are secured by policy liabilities and investment deposits under the respective policies. At March 31, 2005, the market value of Japanese equity securities in this portfolio was ¥1.5 billion, which accounted for 0.1% of the aggregate value of Tokio Marine & Nichido Life’s total investments across all portfolios. Consequently, the effect of price movements in the domestic stock market on Tokio Marine & Nichido Life’s investment assets is not significant.

Tokio Marine & Nichido Financial Life

Market Risk Generally

Tokio Marine & Nichido Financial Life accumulates assets for the variable insurance policies it underwrites in advance of being required to make payments under those policies. Tokio Marine & Nichido Financial Life funds the benefits it provides under variable insurance policies with purchase payments received as well as income generated by investment portfolio assets. The investment portfolio primarily consists of stocks, government bonds and corporate bonds, in both domestic and foreign markets. A significant portion of the benefits provided to policyholders under our variable insurance policies fluctuates depending on the performance of the investment portfolios, which are subject to market risk. Accordingly, policyholders generally take the market risk with respect to the performance elements of these policies. However, Tokio Marine & Nichido Financial Life also guarantees a portion of the benefits provided to policyholders for variable insurance policies, generally taking the form of either death benefits or annuity payment base. In the event the values of our applicable investment portfolios fall below the amount we are required to guarantee under these policies, Tokio Marine & Nichido Financial Life will be required to fund the deficiency from its own assets. Tokio Marine & Nichido Financial Life is therefore exposed to market risk with respect to the guaranteed portion of its portfolios and monitors to control this market risk as part of asset-liability management.

Investment Objectives

Tokio Marine & Nichido Financial Life manages its investment portfolio assets for the guaranteed portion of its portfolios separately from the rest of its portfolios. Tokio Marine & Nichido Financial Life’s principal investment objective with respect to the guaranteed portion is to maintain net asset value and liquidity by controlling risk within an acceptable range.

Market Risk Measurement

Tokio Marine & Nichido Financial Life’s primary market risk exposure is to potential changes in equity prices, foreign exchange rates and interest rates.

Equity price risk. Tokio Marine & Nichido Financial Life is exposed to risks of loss due to changes in equity prices because the value of equity securities held by its investment trusts may decline. Equity investments held by investment trusts of Tokio Marine & Nichido Financial Life are in both the Japanese and foreign markets and are generally intended to be held for the long term. Between March 31, 2005 and March 31, 2004, the level of equity price risk of Tokio Marine & Nichido Financial Life increased primarily as a result of new sales.

Foreign exchange rate risk. Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than the Japanese yen, Tokio Marine & Nichido Financial Life’s functional currency, due to fluctuations of foreign exchange rates. Tokio Marine & Nichido Financial Life is exposed to foreign exchange rate risk because some of the assets held by its investment trusts are denominated in a currency other than the yen. If the value of a relevant foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency will also decline when expressed in yen terms. Tokio Marine & Nichido Financial Life’s primary exposure for foreign exchange rate risk is the U.S. dollar and euro. Between March 31, 2005 and March 31, 2004, the level of foreign exchange rate risk of Tokio Marine & Nichido Financial Life increased slightly primarily as a result of new sales.

Interest rate risk. Tokio Marine & Nichido Financial Life defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine & Nichido Financial Life is exposed to interest rate risk due to its investments through its investment trusts in bonds. Tokio Marine & Nichido Financial Life is exposed to risks of loss because fluctuation of market interest rates affects bond prices. Between March 31, 2005 and March 31, 2004, the level of interest rate risk of Tokio Marine & Nichido Financial Life increased slightly primarily as a result of new sales.

We do not anticipate significant changes in the composition of Tokio Marine & Nichido Financial Life’s primary market risk exposures in future reporting periods. However, Tokio Marine & Nichido Financial Life may change the way it manages its risks through the use of hedging instruments or risk transfers as its exposure increases in future reporting periods.

Market Risk Management and Risk Exposure Estimates

The risk management committee of the board of directors of Tokio Marine & Nichido Financial Life is responsible for implementing Tokio Marine & Nichido Financial Life’s market risk management process. This process includes (i) establishing controls, policies and procedures relating to market risk; (ii) ensuring appropriate senior management oversight of market risk-taking and risk-controlling activities; and (iii) analyzing, monitoring and reporting market risk.

The guaranteed portion of Tokio Marine & Nichido Financial Life’s investment portfolios is intended to provide reserves for required payments under variable annuity and variable life insurance products. The required payments generally include guaranteed death benefits, and in some cases annuity payment base, and to ensure that Tokio Marine & Nichido Financial Life can make such required payments without regard to market fluctuations, both the assets and the liabilities must be managed effectively. Tokio Marine & Nichido Financial Life is continuing to implement a range of strategies to reduce market risk, including by modifying products, taking into account factors such as solvency margins and risk discount rates, creating new investment portfolios for certain products by increasing the ratio of fixed income securities, utilizing reinsurance and developing new hedging methodologies.

The following tables show the effect of hypothetical changes in equity prices, the present value of our foreign currency-denominated assets and interest rates on the present value of the surplus in Tokio Marine & Nichido Financial Life’s asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (after taxes) as of March 31, 2005 and March 31, 2004. Tokio Marine & Nichido Financial Life selects hypothetical changes in market rates which are expected to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine & Nichido Financial Life defines “near-term” to mean a period of up to one year from the date of its most recent financial statements. Actual results may differ from the hypothetical change in market rates assumed in the following tables, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine & Nichido Financial Life would take to mitigate these hypothetical losses in fair value. Furthermore, the information presented in the following tables was prepared for risk management purposes and is not indicative of the effect of actual changes in equity prices, the present value of our foreign currency-denominated assets and interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine & Nichido Financial Life.

	Equity price change
	As of March 31, 2005			As of March 31, 2004
	-10%	±0%	+10%	-10%	±0%	+10%
	(yen in billions)			(yen in billions)
Asset-Liability Portfolio	¥(1.5)	¥0.0	¥1.0	¥(0.9)	¥0.0	¥0.7

	Changes in foreign currency-denominated assets
	As of March 31, 2005			As of March 31, 2004
	-10%	±0%	+10%	-10%	±0%	+10%
	(yen in billions)			(yen in billions)
Asset-Liability Portfolio	¥(0.3)	¥0.0	¥0.3	¥(0.3)	¥0.0	¥0.3

	Yield change
	As of March 31, 2005			As of March 31, 2004
	-1%	±0%	+1%	-1%	±0%	+1%
	(yen in billions)			(yen in billions)
Asset-Liability Portfolio	¥(0.1)	¥0.0	¥0.1	¥0.0	¥0.0	¥(0.0)

Limitations of Market Risk Management

Certain of the statements contained in this discussion of our market risks may constitute forward looking statements. These statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in those statements. These risks and uncertainties include, among other things:

•	Changes in the composition of our financial instruments that are subject to market risk, including as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation;

•	Changes in the volatility of particular instruments or groups of instruments, including, without limitation, as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets;

•	Deviations of the actual behavior of particular markets from those that are indicated by statistical models used by Tokio Marine & Nichido, Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life; and

•	Deviations of actual loss experience from the results that might be indicated by statistical analysis.

Liquidity and Capital Resources

Liquidity

As a holding company, we currently conduct all of our operations through our direct and indirect subsidiaries, including Tokio Marine & Nichido. Virtually all of our consolidated assets are held by, and all of our consolidated earnings and cash flows are attributable to, our direct and indirect subsidiaries. As a result, our liquidity and ability to pay expenses and meet obligations at the holding company level, as well as our ability to pay cash dividends on our shares, are dependent upon our ability to receive dividends from our subsidiaries. While we expect that our subsidiaries will contribute cash to us from time to time, their ability to do so is governed not only by their profitability and liquidity but also by a number of different regulations that are subject to change. See “Risk Factors — Risks Relating to Our Business”.

Our subsidiaries’ principal sources of funds are the operations of their property and casualty and life insurance business segments which are mainly located in Japan. These operations principally derive their cash flows from underwriting and investment operations.

In general, there is a time lag between when premiums are collected and when losses and benefits resulting from an event specified in the policy are paid. During this intervening time period, the premiums we collect are invested to generate investment income cash flows, primarily from interest and dividends. See “— Results of Operations”. Premiums collected and investment income received are our primary sources of cash resources while the payment of claim losses and benefits and related adjustment expenses are our main uses of cash resources.

While cash flows from operating activities have been generally sufficient to meet our funding requirements for claim payments and other operating needs, we may, if required, liquidate a portion of our investment portfolio and/or arrange for financing to address liquidity needs.

For our property and casualty operations, additional liquidity may be required if we experience a significant and prolonged increase in the frequency and severity of losses under the policies we write or assume. Significant catastrophic events — the timing and effect of which are inherently unpredictable — may also increase liquidity requirements for our property and casualty operations.

While we utilize various types of catastrophe reinsurance to limit losses associated with significant catastrophic events including earthquakes and typhoons, a timing difference will exist between our payments in respect of these losses to policyholders and the receipt of any reimbursement under our reinsurance arrangements. We evaluate our liquidity requirements in the event of catastrophic events by estimating the probable maximum loss and ensuring that we will have sufficient assets available to match anticipated resulting liquidity requirements.

We utilize an asset-liability management program to seek to ensure that we are able to make required claim payments in a timely manner. See “— Quantitative and Qualitative Disclosures About Market Risk — Property and Casualty Business”.

Our insurance operations include issuances of insurance contracts classified as investment contracts for accounting purposes. These investment contracts generally have cash payment requirements based on a stated rate which may differ in timing and amount from our returns on the asset portfolio allocated to fund the investment contract payments.

As of March 31, 2005 and 2004, almost all of our policyholders’ contract deposits could be surrendered with penalties. Our average surrender rate over the past two years ended March 31, 2005 has been approximately 3% per annum of the number of outstanding policies.

For our life insurance operations, additional liquidity could be required if there is a significant deterioration in the actual mortality experience compared to the assumptions we utilize in pricing our life insurance policies. If such deterioration were to occur, life insurance payments on our policies may be required sooner, which would increase the liquidity requirements of our life insurance operations.

In addition, if a substantial portion of our life insurance operations’ bond portfolio were to diminish significantly in value, we may be required to liquidate other portions of our life insurance portfolio (generally consisting of insurance and investment contracts) and/or arrange for supplemental external financing. Events which could give rise to these additional liquidity requirements include, but are not limited to, a significant economic collapse of the Japanese economy or a significant change in prevailing interest rates. Interest rate changes may also affect our liquidity to the extent minimum returns or crediting rates provided in connection with some of our life insurance products vary over time from actual returns. Our life insurance liquidity requirements are also affected by changes in the level of policy surrenders and withdrawals. Our average surrender rate over the past two years ended March 31, 2005 has been approximately 7% per annum of the face value of outstanding policies. We utilize an asset-liability management program to seek to ensure that we are able to make required insurance claim and investment contract payments in a timely manner. See “— Quantitative and Qualitative Disclosures About Market Risk — Life Insurance Business”.

For our total operations, as of March 31, 2005, we had an estimated ¥9,254,103 million in contractual payment obligations, of which an estimated ¥4,754,554 million had a reasonably fixed and determinable payment period, and of which an estimated ¥4,499,549 million did not have a reasonably fixed and determinable payment period. Of the reasonably fixed and determinable payment obligations, ¥551,516 million are scheduled to be payable during the year ending March 31, 2006.

We expect to fund our contractual payment obligations with existing cash and cash equivalent resources, short-term investment resources, long-term investment resources and cash flows from operating activities. For the year ended March 31, 2005, after meeting cash requirements for operating activities (including contractual payment obligations), we generated net positive cash flows from operating activities of ¥214,242 million, as compared to ¥380,647 million for the year ended March 31, 2004. We have had net positive cash flows from operating activities for each of the past 10 fiscal years, with the exception of the year ended March 31, 2001. Cash flows from operating activities in the year ended March 31, 2001 were supplemented by cash flows from investing activities.

Positive cash flows from operating activities for fiscal 2004 enabled cash to be invested in short-term and other investments. As a result, as of March 31, 2005, we had cash and cash equivalents of ¥290,642 million, as compared to ¥432,874 million as of March 31, 2004. As of March 31, 2005, we also had investments of ¥10,304,749 million, as compared to ¥9,393,222 million as of March 31, 2004. The increase in investments of ¥911,527 resulted from a net purchase of held to maturities and available for sale securities of ¥904,643 million.

In addition, when we deem it appropriate or necessary, we may also seek to complement our cash flows from operating and investing activities with offerings of debt or equity securities in the capital markets or bank financings.

We believe that cash flows from the foregoing sources will be sufficient to satisfy our current liquidity requirements based on current developments and reasonably foreseeable contingencies.

Capital Resources

Our capital requirements consist principally of capital expenditures and debt repayment.

We made capital expenditures of ¥9.8 billion in the year ended March 31, 2005, ¥17.6 billion in the year ended March 31, 2004 and ¥11.5 billion in the year ended March 31, 2003, in each case primarily for real estate for operational and lease purposes and for information technology systems development and equipment. At March 31, 2005, we had commitments in the amount of ¥5.4 billion for capital expenditures for improvements and repairs on real estate.

Our total debt outstanding amounted to ¥270,887 million as of March 31, 2005. Short-term debt outstanding at March 31, 2005, all of which are due within one year of the borrowed date, comprised the following:

Short-term debt
(yen in millions)
Loans, 0.02% to 0.89%	¥7,031
Equity linked notes, 2.20% to 28.00%	1,283
Fixed rate notes, 0.01% to 0.76%	7,094

Total short-term debt	¥15,408

Long-term debt outstanding as of March 31, 2005 comprised the following:

	Due	Long-term debt
		(yen in millions)
Loans, 0.03% to 3.99%	2006-2015	¥36,512
Equity linked notes, zero coupon	2006-2007	17,994
Fixed rate notes, 0.14% to 1.43%	2005-2013	27,030
Credit linked notes, 1.99% to 11.92%	2007	21,954
Unsecured bonds, 1.47% to 2.78%	2006-2021	135,703
Other notes	2007-2034	16,286

Total long-term debt		¥255,479

As of March 31, 2005, ¥248,933 million, or 91.9%, of our total debt outstanding was denominated in Japanese yen and ¥21,954 million, or 8.1%, was denominated in U.S. dollar.

These borrowings were made primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

We also maintain policyholders’ contract deposits, which are liabilities that must be returned to the policyholders under long-term insurance coverage unless there has been a substantial settlement under the policy. Policyholders’ contract deposits amounted to ¥3,006 billion as of March 31, 2005 and were primarily denominated in Japanese yen.

It is our policy to fund our capital requirements principally from cash flows from operating activities and external sources, such as issuances of debentures. In the future, we intend to explore funding opportunities from diversified external sources within the framework of applicable regulations.

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

We hold our cash and equivalents primary denominated in Japanese yen.

Effective as of August 19, 2003, we reduced our statutory additional paid-in capital in the amount of ¥500 billion pursuant to Article 289, Section 2 of the Commercial Code and transferred that amount to our other capital surplus. This transfer enabled us, among other things, to repurchase our own shares of common stock. At our general shareholders’ meeting on June 27, 2003, our shareholders approved a share buyback of up to 120,000 shares of our common stock with an aggregate value of no more than ¥100 billion, pursuant to which we repurchased 75,646 shares for an aggregate purchase price of approximately ¥100 billion during the period from July 1, 2003 to May 21, 2004. At our general shareholders’ meeting on June 29, 2004, our shareholders approved a change to our Articles of Incorporation, entitling our board of directors to approve share buybacks. During the period from July 1, 2004 to May 20, 2005, we repurchased 60,823 shares of our common stock for an aggregate purchase price of approximately ¥92 billion pursuant to resolutions of our board of directors. During the period beginning on June 29, 2005 and ended on September 9, 2005, we have repurchased 12,904 shares for an aggregate purchase price of approximately ¥20 billion.

Off-Balance Sheet Arrangements

We issue guarantees in various transactions to enhance the credit standing of our customers and third parties. These guarantees represent irrevocable assurances that we will make payment in the event that the primary obligor of the guaranteed obligation fails to fulfill its obligation to third parties. We are obliged to make payment when the primary obligor fails to make payments that become due under the guaranteed obligation in accordance with the contractual terms. Our maximum exposure under these guarantees as of March 31, 2005 was approximately ¥839 million. At March 31, 2005, we did not recognize any liabilities for these remote loss contingencies. In some cases, the obligations that we guarantee are secured by the guaranteed parties’ operating assets. In the event that we assume the guaranteed parties’ obligation, we would acquire the right to the collateral.

Contractual Obligations

The table below sets forth the estimated maturities of our contractual obligations as of March 31, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(yen in millions)
Contractual obligations:
Policyholders’ contract deposits (1)	¥4,470,396	¥459,394	¥784,404	¥697,197	¥2,529,401
Losses, claims and loss adjustment expenses (2)	1,345,195	764,315	396,809	111,124	72,947
Future policy benefits and losses (3)	3,154,354	118,977	225,098	232,520	2,577,759
Debt outstanding	270,887	83,139	63,014	70,998	53,736
Capital lease obligations	7,850	3,562	4,288	—	—
Purchase obligations	5,421	5,421	—	—	—

Total contractual obligations (4)	¥9,254,103	¥1,434,808	¥1,473,613	¥1,111,839	¥5,233,843

(1)	We estimate the timing of cash flows and our expectation of future payment patterns with respect to policyholders’ contract deposits based on our historical experience, taking into account contractual maturity dates and expected customer lapse and withdrawal activity. Customer lapse and withdrawal activity, however, are inherently uncertain and outside of our control. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries.

The sum of policyholders’ contract deposit amounts for the periods set forth in the table above (¥4,470,396 million) exceeds the amount of corresponding liabilities of ¥3,005,999 million reflected in our consolidated balance sheet as of March 31, 2005, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(2)	We estimate the timing of cash flows with respect to losses, claims and loss adjustment expenses based on our historical experience regarding loss development payment patterns, which are used to estimate ultimate losses. Uncertainties exist, however, particularly with respect to the timing of settlements and the ultimate amounts of these liabilities. Accordingly, our actual experience may differ from our estimates.
(3)	We estimate the timing of cash flows with respect to future policy benefits and losses based on our historical experience and expectations of future payment patterns. Uncertainties exist, however, particularly with respect to mortality, morbidity, expenses, customer lapse and renewal premiums for life policies. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries.
The sum of future policy benefit and loss amounts for the periods set forth in the table above (¥3,154,354 million) exceeds the amount of corresponding liabilities of ¥982,336 million reflected in our consolidated balance sheet as of March 31, 2005, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.
(4)	The total amount of expected future pension payments has not been included in this table as such amount was not determinable as of March 31, 2005. We expect to contribute approximately ¥9,209 million to our pension plans for the year ending March 31, 2006. See note 12 to our consolidated financial statements.

DIRECTORS AND CORPORATE AUDITORS

Personal Data

Our current directors were elected to their respective positions with us at the 2005 ordinary general meeting of our shareholders. The term of office for each of our directors will expire at the close of the ordinary general meeting of shareholders to be convened in 2006. The term of office for Mr. Miki, our corporate auditor who was elected at the 2003 general meeting of our shareholders, will expire at the close of the ordinary meeting of shareholders to be convened in 2007. The term of office for Mr. Ueno and Mr. Kamioka, two of our corporate auditors elected at the 2005 ordinary general meeting of our shareholders, will expire at the close of the ordinary meeting of shareholders to be convened in 2009.

The following table shows information about our directors and corporate auditors as of August 31, 2005:

Name	Position	Date of birth	Number of shares owned as of August 31, 2005	Number of share acquisition rights held as of August 31, 2005
Kunio Ishihara	President and Representative Director	October 17, 1943	61.84	12	(1)
Yasuo Yaoita	Senior Managing Director (Representative Director)	November 13, 1947	36.47	7
Tomohiro Kotani	Managing Director (Representative Director)	August 28, 1944	13.21	6
Minoru Makihara	Director	January 12, 1930	24.00	1
Masamitsu Sakurai	Director	January 8, 1942	—	1
Haruo Shimada	Director	February 21, 1943	—	1
Toshiro Yagi	Director	November 1, 1947	23.61	6	(1)
Sukeaki Ohta	Director	February 27, 1943	40.92	3	(1)
Tomochika Iwashita	Director	November 14, 1946	29.23	8	(1)
Morio Ishii	Director	March 7, 1947	29.76	7	(1)
Hiroshi Amemiya	Director	October 2, 1950	22.61	6	(1)
Shoji Ueno	Standing Corporate Auditor	February 5, 1944	36.02	4
Tetsuo Kamioka	Standing Corporate Auditor	September 3, 1948	13.12	4
Shigemitsu Miki	Corporate Auditor	April 4, 1935	—	1

(1)	Includes acquisition rights received as a director of Tokio Marine & Nichido or Tokio Marine & Nichido Life, as applicable.

Kunio Ishihara joined Tokio Marine in 1966. He became a director of Tokio Marine in 1995, a managing director in 1998, a senior managing director in 2000 and president in 2001. He has served as our president since April 2002. He also serves as president of Tokio Marine & Nichido.

Yasuo Yaoita joined Tokio Marine in 1970. He became a director of Tokio Marine in 2000 and served in such function until 2002. He has served as our managing director from April 2002 to June 2005 and as our senior managing director since June 2005.

Tomohiro Kotani joined Nichido Fire in 1969. He became a director of Nichido Fire in 2001 and a managing director in 2003 and served in such function until 2004. He has served as our managing director since June 2004.

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

Toshiro Yagi joined Tokio Marine in 1971. He became a director of Tokio Marine in 2001 and a managing director in 2003. He has served as one of our directors since June 2003. He also serves as a managing director of Tokio Marine & Nichido.

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

Tomochika Iwashita joined Tokio Marine in 1969. He became a director of Tokio Marine in 1998, a managing director, a director and a retired director in June, September and December 2000, respectively, a managing director in 2002, a senior managing director of Tokio Marine in 2003 and of Tokio Marine & Nichido in 2004 and an executive vice president of Tokio Marine & Nichido in June 2005. He has served as one of our directors since June 2005. He also serves as an executive vice president of Tokio Marine & Nichido.

Morio Ishii joined Tokio Marine in 1970. He became a director of Tokio Marine in 1999, a managing director of Tokio Marine in 2001 and a senior managing director of Tokio Marine & Nichido in June 2005. He has served as one of our directors since June 2005. He also serves as a senior managing director of Tokio Marine & Nichido.

Hiroshi Amemiya joined Tokio Marine in 1973. He became a director of Tokio Marine in 2002 and of Tokio Marine & Nichido in 2004. He has served as one of our directors since June 2005. He also serves as a director of Tokio Marine & Nichido.

Shoji Ueno joined Tokio Marine in 1967. He became a director of Tokio Marine in 1993, a managing director in 1996, a senior managing director in 1999, an executive vice president in 2001, an executive vice president of Tokio Marine & Nichido in 2004 and served in such function until June 2005. He served as one of our directors from April 2002 through June 2005. He has served as one of our standing corporate auditors since June 2005.

Tetsuo Kamioka joined Nichido Fire in 1967. He became a director of Nichido Fire in 2000 and a managing director in 2002 and served in such function until March 2003. He became the president of The Nichido Life Insurance Company, Limited in April 2003 and a senior managing director of Tokio Marine & Nichido Life in October 2003 and served in such function until June 2005. He has served as one of our standing corporate auditors since June 2005.

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

There are no family relationships between any of our directors and corporate auditors. There are no arrangements or understandings with major shareholders, customers or others pursuant to which any person referred to above was selected as a director or corporate auditor. None of our directors or corporate auditors has any service contract with us or any of our subsidiaries that provides for benefits upon termination of service as a director or corporate auditor. The total number of shares held by our directors and corporate auditors constitute 0.02% of our total shares outstanding. No director or corporate auditor has different voting rights from any other shareholder of Millea Holdings’ common stock.

Compensation and Benefits

The aggregate compensation, including bonuses, that was paid by Millea Holdings and its subsidiaries during the year ended March 31, 2005 to our directors and corporate auditors was ¥386 million and ¥65 million, respectively. The total amount that we set aside or accrued during the year ended March 31, 2005 to provide pension, retirement or similar benefits to our directors and corporate auditors was ¥155 million and ¥21 million, respectively.

Under the Commercial Code and local practice, we could make severance payments to retired directors or corporate auditors under retirement allowance plans with shareholder approval when our management proposes such payments based on resolutions of our board of directors. Pursuant to a shareholder approval, the amount of such payments to retiring directors was determined by a resolution of the board of directors and the amount of such payments to retiring corporate auditors was determined by our board of corporate auditors upon consultation among themselves. Effective June 2005, however, we terminated the retirement allowance plans that were previously in place for our directors and corporate auditors, and severance payments will no longer be made to retiring directors or corporate auditors. We will, however, make severance payments to retiring directors and corporate auditors for services rendered prior to the date of termination of the plans in June 2005.

At the third ordinary general meeting of shareholders held on June 28, 2005, our shareholders approved the issuance of stock acquisition rights pursuant to the July 2005 Millea Holdings Stock Acquisition Rights, a stock option scheme under a stock-linked compensation plan to be established in accordance with Articles 280-20 and 280-21 of the Commercial Code, to our directors and corporate auditors and to the directors and corporate auditors of Tokio Marine & Nichido and Tokio Marine & Nichido Life. Directors of Tokio Marine & Nichido include certain individuals who are referred to as directors although they are not members of the board of directors (shikko-yakuin). Pursuant to the July 2005 Millea Holdings Stock Acquisition Rights, 310 stock acquisition rights to purchase 310 shares of Millea Holdings’ common stock were issued, without any consideration, at the exercise price of 1 yen per share, to be exercised from July 15, 2005 through June 30, 2035 but only after the right holder no longer occupies any position as either a director or corporate auditor of Millea Holdings, Tokio Marine & Nichido or Tokio Marine & Nichido Life, as applicable.

Consequently, compensation for our full-time directors now consists of three elements: fixed compensation; bonuses related to the business performance of Millea Holdings and the performance of the individual; and stock options. Compensation for our corporate auditors and part-time directors now consists of two elements: fixed compensation and stock options.

Board Practices

Our board of directors has the authority to determine the fundamental policy for the administration of the board’s affairs and supervises the execution by the directors of their duties. Our articles of incorporation provide for not more than fifteen directors. Directors are elected at general meetings of shareholders, and the normal term of office of directors is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more representative directors, who have the authority individually to represent us. From among its members, the board of directors also elects a chairman, a president and one or more executive vice presidents, senior managing directors and managing directors. The Commercial Code provides that a director may not vote on an agenda item in which he or she has a special interest. There is no compulsory retirement age for directors. There is no requirement that a director hold our shares in order to qualify him or her as a director.

Our articles of incorporation provide for not more than six corporate auditors, one or more of whom may serve as a standing (or full-time) corporate auditor. Corporate auditors are elected at general meetings of shareholders. The normal term of office of a corporate auditor is four years. Corporate auditors may serve any number of consecutive terms. The corporate auditors form the board of corporate auditors. Corporate auditors are under a statutory duty to review the administration of our affairs by the directors, examine the financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders and report their opinions thereon to the shareholders. Corporate auditors are required to attend meetings of the board of directors and are entitled to express their opinions, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report to the board of corporate auditors, which is required to submit its audit report to the directors. The board of corporate auditors also determines matters relating to the duties of the corporate auditors, such as auditors’ policy and methods of investigation of our affairs. We currently do not have an audit committee.

In July 2005, we established a nomination committee and a compensation committee to serve as advisory bodies to our board of directors. The nomination committee deliberates on the following matters and reports to the board of directors: the appointment and dismissal of our directors and corporate auditors; the appointment and dismissal of directors and corporate auditors of our subsidiaries in which we directly hold a majority of the voting rights, or principal business subsidiaries; and the criteria for the appointment of our directors and corporate auditors and directors and corporate auditors of our principal business subsidiaries. The compensation committee deliberates on the following matters and reports to the board of directors: evaluation of the performance of our directors; evaluation of the performance of directors of our principal business subsidiaries; and the compensation system for our directors and corporate auditors and directors and corporate auditors of our principal business subsidiaries. The nomination committee and the compensation committee shall generally each consist of approximately five members. As a general rule, a majority of the members of each committee shall be selected from outside of Millea Holdings, and the chairman of each committee shall be one of the outside members. As of September 15, 2005, both committees consisted of Mr. Ishihara and three outside directors, Mr. Makihara, Mr. Sakurai and Mr. Shimada, as members, with Mr. Makihara chairing the nomination committee and Mr. Shimada chairing the compensation committee.

Audit Committee Financial Expert

Our board of corporate auditors has determined that Shoji Ueno, a standing corporate auditor, is an “audit committee financial expert” within the meaning of the current rules of the SEC.

THE JAPANESE INSURANCE INDUSTRY

Non-Life Insurance Industry

History

Tokio Marine, originally founded in 1879, was the first Japanese private non-life insurance company. Following the enactment of the Insurance Business Law in 1900, the Japanese non-life insurance business prospered, mainly as a result of the rapid expansion of the Japanese economy during World War I. However, this period was followed by a recession, the great earthquake in Tokyo in 1923 and the financial crisis of 1929, which resulted in Japanese non-life insurance companies incurring substantial losses. This led them to reorganize and form various cartels and co-operative associations. During World War II, under the guidance of the Japanese government, the industry was again reorganized and the number of companies was reduced from 48 in 1940 to 16 in 1945.

By the end of World War II, Japanese non-life insurance companies had lost almost all overseas business and incurred substantial deficits. Nevertheless, Japanese non-life insurance business grew rapidly as the Japanese economy expanded since the late 1950s. In the 1980s, the non-life insurance business grew significantly due to sales of automobile insurance and sales to individuals of insurance policies with a refund at maturity, which was seen as an attractive form of investment.

The growth of automobile insurance business, from both voluntary and (with the introduction in 1955 of the Automobile Liability Security Law) compulsory automobile liability insurance, contributed significantly to the growth of non-life insurance business after World War II. This not only resulted in a substantial volume of business for the non-life insurance industry but also provided new opportunities for the industry’s future expansion by introducing individuals to various insurance policies. In recent years, growth in automobile insurance business has slowed down while deregulation of the industry has led to diversification of the Japanese non-life insurance companies’ other business activities.

Until 1996, non-life insurance companies were prohibited from engaging in the life insurance business under Japanese law. However, under the new Insurance Business Law which was enacted in 1996, non-life insurance companies were allowed to establish subsidiaries to engage in the life insurance business and life insurance companies were allowed to establish subsidiaries to engage in the non-life insurance business. Tokio Marine and Nichido Fire consequently entered the life insurance industry by each establishing its life insurance subsidiary in 1996.

Life and non-life insurance companies were allowed to enter the so-called “third sector” insurance business through subsidiaries beginning in January 2001 and directly beginning in July 2001. The “third sector” refers to insurance products and services that do not fall within the traditional life and non-life insurance areas, such as personal, accident, medical and cancer insurance as well as insurance covering expenses for nursing care. Such deregulation of this sector has contributed to the expansion of the size of the market by raising awareness of consumers to availability of these products.

Industry Background

The growth of non-life insurance business is closely related, among other things, to the growth in the construction and automobile industries and the volume of foreign trade, as well as to the emergence of new kinds of risks resulting from social and economic development and the increasing public awareness of insurance and liability compensation.

According to the FSA, as of October 1, 2004, there were 50 licensed non-life insurance companies conducting non-life insurance business in Japan.

Life Insurance Industry

Life insurance providers in Japan can be classified into three categories: traditional life insurers; new entrants, such as the foreign life insurers and subsidiaries of Japanese non-life insurers, including Tokio Marine & Nichido Life; and the postal life insurance system. The ten largest traditional life insurers continue to underwrite the large majority of privately underwritten life insurance in Japan. As discussed in the non-life insurance industry section, life insurance subsidiaries of non-life companies were established in 1996 and thereafter as a result of the deregulation of insurance businesses in Japan. The postal life insurance system, a public insurance system managed by Japan Post, is a distinctive element of the Japanese life insurance market. Postal life insurance products are offered through the network of post offices located throughout Japan. Recently, there have been movements toward privatization of the postal life insurance system as part of the plan for privatization of Japan Post initiated by the Japanese government.

The life insurance business in Japan can generally be classified into four principal product lines: individual insurance, individual annuities, group insurance and group annuities. Individual insurance is the largest product line in the Japanese life insurance industry as a whole in terms of policy amount. While the market for life insurance products in Japan decreased in size during the recent period of prolonged economic weakness in Japan, there were signs of improvement in the market during the years ended March 31, 2004 and 2005. Some of the new entrants in the market have been enjoying steady growth amid the weak economy in Japan.

According to the FSA, as of October 1, 2004, there were 40 licensed life insurance companies conducting life insurance business in Japan.

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

The FSA supervises and exercises broad regulatory powers over the insurance companies and their business operations, including the authority to grant or, under certain conditions, revoke the operating license of a business. Certain methods of operations, general policy conditions and the basis of calculation of premiums and reserves for unexpired risks must be approved by the FSA. The FSA may at any time require insurance companies to submit reports and other documents and may carry out inspections at the companies’ offices. The FSA’s practice has been to inspect and audit the business operations of insurance companies regularly.

Insurance Holding Company Regulations

Under the Insurance Business Law, an insurance holding company is prohibited from carrying on business other than the administration of the management of its subsidiaries and other incidental business. An insurance holding company may have as its subsidiaries life and non-life insurance companies, banks (including trust banks and long-term credit banks), securities companies and foreign subsidiaries engaged in the insurance, banking or securities business. In addition, an insurance holding company may have as its subsidiaries companies engaged in businesses relating or incidental to the businesses of the companies mentioned above, such as credit card companies, leasing companies and investment advisory companies. The provisions of the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, or the Anti-Monopoly Law, that prohibit an insurance company from holding more than 10% of another company’s voting rights without the prior approval of the Fair Trade Commission, do not apply to an insurance holding company.

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

Limitations on Investments for Insurance Companies

The Insurance Business Law, ministerial ordinances and the regulations thereunder specify the types of investments that Japanese insurance companies may make and the percentage of their total assets (calculated on the basis of Japanese accounting principles) which can be invested in each type of investment. Under these provisions, Tokio Marine & Nichido’s investment portfolios must, in general, be held in the form of securities, real estate, monetary claims, gold bullion, loans, loaned securities, investments in partnerships, cash on deposit, money trusts, monetary claims trusts, securities trusts, real estate trusts, financial derivatives or other investments enumerated in the Insurance Business Law Enforcement Regulations. Investments in stocks and assets denominated in foreign currencies are each limited to 30% of total assets. The aggregate investment in real estate is limited to 20% of total assets, and investments in claims, loans and loaned securities are limited to 10% of total assets. In 1998, a limit on investments in any one company (including its affiliates) was set at 10% of total assets. Loans to and guarantees in favor of any one company (including its affiliates) are limited to 3% of total assets.

Under the Anti-Monopoly Law, no insurance company can acquire or hold more than 10% of the total outstanding stock of any other company in Japan without obtaining the prior approval of the Fair Trade Commission, except in certain circumstances. Additionally, the Insurance Business Law prohibits an insurance company from acquiring or holding more than 10% of the total outstanding stock of any other company in Japan except that of other life or non-life insurance companies, banks, securities companies, foreign insurance companies, foreign banks, foreign securities companies, companies which exclusively operate businesses that provide support to the insurance company and its subsidiaries or finance-related businesses enumerated in the Insurance Business Law, companies that cultivate certain new business fields defined in the Insurance Business Law Enforcement Regulations, and holding companies that exclusively hold the foregoing companies.

Limitations on Dividend Distributions for Insurance Companies

The Insurance Business Law prescribes certain financial requirements that must be met before an insurance company can distribute dividends to its shareholders. Until the aggregate amount of additional paid-in capital and legal reserve is equal to the amount of stated capital of an insurance company, the insurance company must credit to its legal reserve an amount equal to at least one-fifth of the amount to be appropriated from the profit for each fiscal period and an amount equal to one-fifth of the cash distribution each time a distribution of money as an interim dividend is made pursuant to the Commercial Code. Under the Commercial Code, a company is permitted to distribute profits by way of year-end dividends out of the excess of its net assets over the aggregate of:

(1) its stated capital;

(2) its additional paid-in capital;

(3) its accumulated legal reserve;

(4) the legal reserve to be set aside in respect of the fiscal period concerned; and

(5) other matters specified in the Commercial Code Enforcement Regulations.

In the case of interim dividends, net assets are calculated by reference to the non-consolidated balance sheet as of the end of the preceding fiscal year, as adjusted to reflect (A) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (B) any subsequent transfer of retained earnings to stated capital and (C) if we have been authorized by a resolution of an ordinary general meeting of shareholders or of the board of directors to purchase shares, the total amount of the purchase price of such shares to be paid by us; provided that (x) if we reduce our stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amounts so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in the Commercial Code Enforcement Regulations, will be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid when there is a risk that at the end of the financial year net assets may be less than the aggregate of the amounts referred to in (1) through (5) above. For more information on share repurchases, see “Description of Common Stock — Repurchase by Millea Holdings of Shares”.

Recent Changes to Insurance Laws

A number of measures have been implemented under the Insurance Business Law over the past several years in order to provide greater protection to policyholders. Under amendments to the Insurance Business Law passed in 1998, an early warning measure was introduced. This early warning measure is based on an insurance company’s solvency margin ratio. When the solvency margin ratio of an insurance company falls below a certain prescribed ratio, regulators can require that the insurance company take certain actions, such as reducing certain business operations or refraining from making certain investments. Also in 1998, the Non-Life Insurance Policyholders Protection Corporation and the Life Insurance Policyholders Protection Corporation were established to provide assistance to policyholders in the event a non-life or life insurance company becomes insolvent. All insurance companies operating in Japan, including foreign insurers, are obligated to become members of these organizations. These organizations aid policyholders by rendering financial assistance to an insurance company that assumes the affected policies, by assuming the policies itself or through other methods stipulated in the Insurance Business Law.

Other amendments to the Insurance Business Law passed in 1998 permitted insurance companies to enter the banking business through their subsidiaries from October 1999 and permitted banks to enter the insurance businesses through their subsidiaries from October 2000. These 1998 amendments also abolished the requirements that insurance companies obtain approvals from the FSA for certain changes to methods of operations, general policy conditions or the basis of calculations of premiums and reserves for unexpired risks from those previously approved by the FSA. A notification requirement was introduced instead.

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

These changes in insurance industry-related laws have contributed to increased competition among insurance companies.

In April 2001, the Consumer Contracts Law and the Law on Sales of Financial Products were enacted, which regulate soliciting and selling activities of insurance products. Recent amendments to the Insurance Business Law which became effective in April 2000 allow insurance companies to sell some of their products (including credit insurance provided in connection with housing loans made by banks) through branch offices of banks.

The most recent amendments to the Insurance Business Law enacted on August 24, 2003 allow insurance companies under difficulty to continue operations to change the terms of their insurance policies, including reductions of insurance payments. This is subject to obtaining approvals from the FSA and the shareholders of the insurance company, implementing procedures to protect the interests of policyholders and other conditions and procedures prescribed in the Insurance Business Law.

Foreign Exchange Regulations

General Description

The Foreign Exchange and Foreign Trade Law of Japan, or the Foreign Exchange Law, and the cabinet orders and ministerial ordinances thereunder govern the issuance of shares by companies and the acquisition and holding of shares by “non-residents of Japan” and “foreign investors”, as defined by the Foreign Exchange Law.

Non-residents of Japan are:

(1) individuals who do not reside in Japan; and

(2) corporations whose principal offices are not located in Japan.

Generally, branches and offices of non-resident corporations which are located in Japan are regarded as residents of Japan while branches and offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

Foreign investors are:

(1) individual not resident in Japan;

(2)	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; and

(3)	corporations organized in Japan not less than 50% of the issued shares of which are directly or indirectly held by (1) and/or (2) above or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

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

Reporting of Substantial Shareholdings

Under the Securities and Exchange Law of Japan, if any person becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a public company, that shareholder must file a report concerning the shareholder’s shareholdings with the relevant local finance bureau within five business days. In addition, if there is any subsequent change of 1% or more in such shareholding, the shareholder must file a similar report. For these purposes, the total number of issued shares and the number of shares held by the shareholder include shares to be issued on the exercise of warrants to subscribe for new shares or on the conversion of bonds or debentures with warrants to subscribe for new shares. The shareholder also must file a copy of the relevant report with the issuer of the shares and the stock exchanges on which the shares are listed.

Under the Insurance Business Law, a shareholder of an insurance company or insurance holding company that holds more than 5% of the total voting rights of the insurance company or insurance holding company is required to file a report of its share holdings with the Prime Minister within five days after the acquisition of the shares and other reports concerning changes in the reported matters (including any increase or decrease of more than 1% in the shareholding ratio). In addition, a shareholder of an insurance company that intends to acquire and hold 20% or more (in some cases, 15% or more) of the total voting rights of the insurance company is required to obtain the approval of the FSA in advance of acquiring such percentage of shares. Furthermore, a shareholder of an insurance company approved by the FSA to acquire and hold 20% or more (in some cases, 15% or more) of the total voting rights of the insurance company is required to report to the FSA if its shareholding ratio exceeds 50%.

DESCRIPTION OF COMMON STOCK

The following information relates to shares of our common stock, including summaries of certain provisions of our articles of incorporation, the Commercial Code relating to joint stock corporations (known in Japanese as kabushiki kaisha) and certain relevant regulations under the Insurance Business Law.

Shares and Share Capital

Our authorized share capital is 6,870,000 shares of common stock, of which 1,727,048.75 shares were issued as of March 31, 2005. Since recent amendments to the Commercial Code have abolished the concept of par value, the stock issued by us does not have any par value.

We acquired 68,222.62 shares of our own stock for approximately ¥103,988 million during the year ended March 31, 2005. We canceled 70,000 shares and 60,000 shares in July 2004 and March 2005, respectively, which we held as treasury shares. As of March 31, 2005, we held 7,149.64 treasury shares. Under the Commercial Code, we may transfer these treasury shares by resolution of the board of directors. However, we cannot transfer these shares at a “specially favorable” price, as described in “ — Voting Rights” below.

Under the Commercial Code, the transfer of shares is effected by delivery of share certificates. However, in order to assert shareholders’ rights against us, a transferee must have his or her name and address registered on our register of shareholders. Shareholders are required to file their names, addresses and seal impressions with The Mitsubishi Trust and Banking Corporation, the transfer agent for our common stock. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy and render related services on payment of their standard fee.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to our common stock. Under this system, shareholders may deposit certificates for shares with the Japan Securities Depositary Center, Inc., the sole depositary under the central clearing system, through institutions which have accounts with the Japan Securities Depositary Center. These institutions are securities companies, banks and other financial institutions.

The shares deposited with the Japan Securities Depositary Center will be registered in the Japan Securities Depositary Center’s name in our register of shareholders. With information provided by the Japan Securities Depositary Center and by the institutions that have accounts with the Japan Securities Depositary Center, we prepare a register of beneficial shareholders that lists the names of those who beneficially own the deposited shares. This register of beneficial shareholders is updated on pre-established “record dates” and on other dates when it is necessary to determine who owns the shares and who can thus exercise rights relating to those shares. Delivery of share certificates is not required to transfer deposited shares between accounts at an institution or between accounts at the Japan Securities Depositary Center.

In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders are entitled to the same rights and benefits with respect to those shares as holders of shares registered in the register of shareholders. Registered beneficial shareholders may exercise the rights attached to the beneficially owned shares, such as voting and receiving of dividends (if any) and convocation notices of shareholders’ meetings directly from us. The shares held by an individual as a registered shareholder and those held by the same individual as a registered beneficial shareholder are aggregated for these purposes.

New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004. This new law will come into effect within five years of the date of promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will be subject to the new central clearing system. On such date, all existing share certificates for shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Dividends

Following approval at a general shareholders’ meeting, annual dividends, if any, are distributed to shareholders (or pledgees) appearing in the register of shareholders and to the holders of fractional shares appearing on the register of fractional shares as of the close of business on March 31 of the relevant year. Interim dividends, if any, approved by the board of directors are distributed to shareholders (or pledgees) appearing in the register of shareholders and to the holders of fractional shares appearing in the register of fractional shares as of the close of business on September 30 of the relevant year. Dividends are distributed in cash. Our articles of incorporation provide that we are relieved of the obligation to pay any dividends that are unclaimed for five years after the payment date.

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

In the case of interim dividends, net assets are calculated by reference to the non-consolidated balance sheet as of the end of the preceding fiscal year, as adjusted to reflect (A) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (B) any subsequent transfer of retained earnings to stated capital and (C) if we have been authorized by a resolution of an ordinary general meeting of shareholders or of the board of directors, to purchase shares, the total amount of the purchase price of such shares to be paid by us; provided that (x) if we reduce our stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amounts so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in the Commercial Code Enforcement Regulations, will be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid when there is a risk that at the end of the financial year net assets may be less than the aggregate of the amounts referred to in (1) through (5) above. For more information on share repurchases, see “—Repurchase by Millea Holdings of Shares”.

We may, by resolution of the board of directors, pay interim dividends in cash to the shareholders (or pledgees) appearing on the register of shareholders and to the holders of fractional shares appearing on the register of fractional shares as of the close of business on September 30 of each year.

The amounts of capital and other items discussed in this section are in accordance with Japanese GAAP.

The Commercial Code does not provide for “stock dividends”. However, the Commercial Code does provide that our shareholders may, by resolution, transfer any amount which is distributable as dividends to stated capital, and the board of directors may, by resolution, issue additional shares by way of a stock split, which together achieve the same effect as a stock dividend.

In Japan, the “ex-dividend” date and the record date used to determine the shareholders who will receive a dividend, if paid, are determined before the date the company decides the amount of the dividends, if any, to be paid.

For information as to Japanese taxes on dividends, see “Taxation”.

Stock Splits (Free Share Distributions)

Under the Commercial Code, our board of directors is permitted to declare a stock split without needing to ensure there is a minimum net asset value per share (based on our most recent non-consolidated balance sheet) following the stock split. In addition, in connection with any stock split, our board of directors may increase our authorized number of shares to account for the stock split and amend our articles of incorporation accordingly without the need for shareholder approval. For example, if each share becomes three shares by way of a stock split, we can increase our authorized number of shares by up to three times the existing number and do not need to obtain shareholder approval for that increase.

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

A holder of fractional shares may at any time require us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which a sale of shares is effected on the Tokyo Stock Exchange immediately thereafter. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our share handling regulations. However, because holders of ADSs representing less than one share are not able to withdraw the underlying fractional shares from deposit, these holders will not be able to exercise this right as a practical matter.

Our articles of incorporation also provide that a holder of fractional shares may require us to sell any fractional shares we may have to the holder so that the holder can increase its fractional ownership to a whole share. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell is made or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which a sale of shares is effected on the Tokyo Stock Exchange immediately thereafter. In connection with a sale, we will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to our share handling regulations. However, because holders of ADSs representing less than one share are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Voting Rights

A shareholder is entitled to one vote per share, subject to limitations on voting rights described in this section and in “— Fractional Shares”. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the shares having voting rights present at the meeting. Shareholders may exercise their voting rights by voting card or proxy, provided that the person acting as proxy is a holder of our shares with voting rights and is present at the meeting. The Commercial Code and our articles of incorporation provide that the quorum for election of directors and corporate auditors shall not be less than one-third of the total number of outstanding shares having voting rights. Our articles of incorporation provide that our shareholders are not entitled to cumulative voting in the election of directors. Under the Commercial Code, cumulative voting is not applicable to the election of corporate auditors.

A corporate shareholder, more than one-quarter of whose shares with voting rights are directly or indirectly owned by us, may not exercise its voting rights in respect of our shares. We have no voting rights with respect to the shares of our common stock we own.

The Commercial Code and our articles of incorporation provide that a quorum of not less than one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate action such as:

•	the reduction of our stated capital;

•	the removal of a director or corporate auditor;

•	the establishment of a 100% parent-subsidiary relationship by way of a share exchange or share transfer;

•	our dissolution, merger or corporate split;

•	the transfer of the whole or an important part of the business;

•	the takeover of the whole business of any other company;

•	the issuance of new shares at a “specially favorable” price (or any issuance of warrants to subscribe for new shares with “specially favorable” conditions, or bonds or debentures with warrants to subscribe for new shares with “specially favorable” conditions) to persons other than current shareholders; and

•	the discharge of liabilities of a director or corporate auditor that are owed to us.

At least two-thirds of the shares having voting rights represented at the meeting must be voted to approve these actions. In addition, the Insurance Business Law requires the approval of the FSA for certain transfers of our business, certain takeovers of whole or important parts of other businesses and certain corporate splits.

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

Issue of Additional Shares of Common Stock and Pre-Emptive Rights

Holders of our shares have no pre-emptive rights. Authorized but unissued shares may be issued at any time and upon any terms, subject to the limitations as to the issuance of new shares at a “specially favorable” price mentioned above in “— Voting Rights”. However, if the board of directors resolves to give shareholders subscription rights to new shares, the subscription rights must be given on uniform terms to all shareholders who own shares on a designated record date. At least two weeks prior to this record date, public notice of the record date must be made. Each of the shareholders to whom subscription rights are given must also be given at least two weeks’ prior notice of the date on which the subscription rights expire. Under the Commercial Code, we may issue warrants to subscribe for new shares (hereafter referred to as “subscription warrants”) as warrants on their own or attached to bonds or debentures to any persons by resolution of the board of directors. Holders of our shares of common stock have no pre-emptive rights under our articles of incorporation when we issue warrants to subscribe for new shares. However, the board of directors may resolve to give shareholders subscription rights in connection with a particular issue of warrants to subscribe for new shares. In the case of an issue of warrants to subscribe for new shares, public or individual notice must be given to each of the shareholders at least two weeks prior to the date of payment (or issue of the warrants if warrants are issued without consideration).

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

Actions Necessary to Change the Rights of Shareholders

The Commercial Code prescribes most of the basic rights of a shareholder of a Japanese company, including the right to vote and the right to receive dividends upon a resolution of a general meeting of shareholders. These rights cannot be changed by the articles of incorporation. Those rights which may be changed by the articles of incorporation may only be changed by an amendment to the articles of incorporation. Under the Commercial Code and our articles of incorporation, amendments to a company’s articles of incorporation require, in principle, the affirmative vote of more than two-thirds of the voting rights present at a shareholders’ meeting of which shareholders holding not less than one-third of the outstanding shares having voting rights are present.

Dilution

It is possible that, in the future, due to market conditions and other factors, we will issue subscription rights for new shares, subscription warrants or bonds or debentures with subscription warrants to shareholders at prices substantially below their then current market prices. In such event, shareholders who do not exercise or are otherwise unable to realize the full value of their subscription rights may suffer from the dilution of their equity interest in us.

Reports to Shareholders

We furnish to shareholders notices of shareholders’ meetings and annual business reports, including financial statements, all of which are in Japanese. We send English translations of such notices and reports as well as an English-language annual report to JPMorgan Chase Bank, N.A., the depositary for the ADSs, for distribution to ADS holders.

Record Date

Under our articles of incorporation, the close of business on March 31 is the record date for the determination of shareholders having rights at annual shareholders’ meetings and shareholders eligible to receive our year-end dividends, if paid. The close of business on September 30 is the record date for our interim dividends, if paid. In addition, after giving at least two weeks’ prior public notice, our board of directors may, by resolution at any time, set a record date in order to determine which shareholders are entitled to certain rights pertaining to the common stock.

Repurchase by Millea Holdings of Shares

Under a recent amendment to the Commercial Code, a Japanese company may acquire its own shares for any purpose, subject to the authorization of shareholders at an ordinary general shareholders’ meeting, or if its articles of incorporation so provide, by resolution of its board of directors. In accordance with such amendment, we amended our articles of incorporation at the ordinary general meeting of shareholders held on June 29, 2004 to authorize us to acquire our shares for any purpose by resolution of our board of directors. Our acquisition of our own shares is subject to the restriction that the aggregate amount of the purchase price must not exceed the amount of retained earnings available for annual dividend payments, less the sum of any amount paid or to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital.

In the case of shares listed on a Japanese stock exchange, an acquisition must be made through the market or by way of a tender offer by the close of the following ordinary general shareholders’ meeting, except for an acquisition of shares from a specified person authorized by a special shareholders’ resolution.

None of our subsidiaries can acquire our common stock, except as permitted by the Commercial Code. Any shares of our common stock that are acquired by our subsidiaries under one of permitted exceptions, including shares that were acquired by Tokio Marine and Nichido Fire in connection with the transactions relating to our formation, must be sold or otherwise transferred to a third party within a reasonable period thereafter. Such shares acquired by Tokio Marine and Nichido Fire have already been disposed of.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased pursuant to the applicable shareholder resolution or board resolution, which were publicly announced, and the maximum number of shares that may yet be purchased pursuant to these shareholder resolutions or board resolutions:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
	(shares)	(yen)	(shares)	(shares)
April 1 - April 30, 2004(3)	7,240.53	¥1,609,512	7,155.00	49,703
May 1 - May 31, 2004(3)	5,373.20	1,447,339	5,349.00	44,354
June 1 - June 30, 2004(3)	40.64	1,563,650	0.00	44,354
July 1 - July 31, 2004(4)	8,145.19	1,614,649	8,051.00	—
August 1 - August 31, 2004(5)	8,022.58	1,553,969	7,973.00	—
September 1 - September 31, 2004(5)(6)	4,322.67	1,487,808	4,279.00	—
October 1 - October 31, 2004(6)(7)	7,347.17	1,458,357	7,293.00	—
November 1 - November 30, 2004(7)(8)	6,385.37	1,511,104	6,291.00	—
December 1 - December 31, 2004(8)	7,216.00	1,477,873	7,082.00	—
January 1 - January 31, 2005(8)(9)	6,093.26	1,496,106	6,027.00	—
February 1 - February 28, 2005(9)(10)	4,339.18	1,493,331	4,286.00	—
March 1 - March 31, 2005(10)(11)	3,631.59	1,575,694	3,560.00	—

Total	68,157.38	1,524,252	67,346.00	—

(1)	In addition to the shares purchased through the Tokyo Stock Exchange pursuant to the applicable shareholder or board resolution, the numbers indicated also reflect small amounts of shares purchased from and sold to individual holders of fractional shares.

(2)	At the ordinary general meeting of shareholders held on June 29, 2004, we amended our articles of incorporation to authorize us to acquire our shares for any purpose by resolution of our board of directors from time to time. With respect to any shares not yet purchased at the end of each period authorized by the applicable resolution for purchase, the authority to purchase such shares expire at the end of each such period.
(3)	A resolution approved at our ordinary general meeting of shareholders held on June 27, 2003 authorized us to acquire up to 120,000 shares with an aggregate purchase price of ¥100 billion prior to the closing of our ordinary general meeting of shareholders held on June 29, 2004. Prior to April 1, 2004, 63,142 shares with an aggregate purchase price of ¥81 billion had been purchased pursuant to the resolution.
(4)	A resolution approved at the meeting of our board of directors held on June 29, 2004 authorized us to acquire up to 9,000 shares with an aggregate purchase price of ¥13 billion during the period from July 1 through July 30, 2004.
(5)	A resolution approved at the meeting of our board of directors held on August 2, 2004 authorized us to acquire up to 11,000 shares with an aggregate purchase price of ¥15 billion during the period from August 3 through September 3, 2004.
(6)	A resolution approved at the meeting of our board of directors held on September 6, 2004 authorized us to acquire up to 9,000 shares with an aggregate purchase price of ¥11 billion during the period from September 7 through October 15, 2004.
(7)	A resolution approved at the meeting of our board of directors held on October 18, 2004 authorized us to acquire up to 11,000 shares with an aggregate purchase price of ¥14 billion during the period from October 19 through November 26, 2004.
(8)	A resolution approved at the meeting of our board of directors held on November 29, 2004 authorized us to acquire up to 12,500 shares with an aggregate purchase price of ¥15 billion during the period from November 30, 2004 through January 14, 2005.
(9)	A resolution approved at the meeting of our board of directors held on January 17, 2005 authorized us to acquire up to 6,000 shares with an aggregate purchase price of ¥7 billion during the period from January 18 through February 4, 2005.
(10)	A resolution approved at the meeting of our board of directors held on February 7, 2005 authorized us to acquire up to 5,200 shares with an aggregate purchase price of ¥6 billion during the period from February 8 through March 4, 2005.
(11)	A resolution approved at the meeting of our board of directors held on March 7, 2005 authorized us to acquire up to 3,500 shares with an aggregate purchase price of ¥4 billion during the period from March 8 through April 1, 2005.

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

Employees’ Stock Purchase Association

Many of our employees participate, on a voluntary basis, in our employees’ stock purchase association. The employees’ stock purchase association is authorized to acquire and sell our shares in the market on behalf of the employee participants.

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

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”, will be subject to withholding tax at rate of: (1) 10% for dividends declared on or after July 1, 2004 for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for dividends declared on or after July 1, 2004 for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. However, dividends declared before July 1, 2004 will still be subject to withholding at the previous United States and Japan treaty rate of 15%. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under Article 4(2) of the Treaty, and/or due to Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the applicable treaty rate, the domestic tax rate applies. As discussed above, the domestic tax rate on dividends paid by Millea Holdings to certain shareholders on or after January 1, 2004 but before March 31, 2008 is 7%, and therefore this lower domestic rate will apply with respect to withholding on dividends paid to certain U.S. shareholders during such period.

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

United States Taxation

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of our common stock or ADSs by U.S. holders (as defined below). The discussion applies only if a U.S. holder holds our common stock or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding our common stock or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding our common stock or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired our common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. U.S. holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our common stock or ADSs in their particular circumstances.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that Millea Holdings is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of distributions

Distributions paid on our common stock or ADSs, other than certain pro rata distributions of common stock, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to a U.S. holder and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Japanese taxes withheld from cash dividends on our common stock or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon such holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Japanese taxes withheld in excess of the Treaty rate for which a refund is available are not eligible for credit against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may elect to deduct such otherwise creditable Japanese taxes in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law. U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and other disposition of our common stock or ADSs

For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of our common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the holder held the common stock or ADSs for more than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the holder’s tax basis in our common stock or ADSs disposed of and the amount realized on the sale or other disposition, determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive foreign investment company rules

Special adverse U.S. federal income tax rules apply if a U.S. holder owns stock or ADSs of a company in any taxable year during which the company is treated as a passive foreign investment company, or a PFIC.

Based upon certain estimates of our management and the nature of the business activities conducted by the Millea Holdings corporate group, we believe that we were not a PFIC for the taxable year ended March 31, 2005 and we do not expect to be a PFIC in the foreseeable future. However, since the determination of whether we are a PFIC is based on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

In general, if we were treated as a PFIC for any taxable year during which a U.S. holder owned our common stock or ADSs, gain recognized by the U.S. holder on a sale or other disposition of our common stock or ADSs would be allocated ratably over the U.S. holder’s holding period. The amounts allocated to the taxable year of the sale or other disposition and to any taxable year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year.

Further, any distribution in respect of our common stock or ADSs in excess of 125% of the average of the annual distributions on such securities received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. As an alternative to the tax treatment described above, under certain circumstances, a mark-to-market election may be available to a U.S. holder.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to payment of dividends to non-corporate U.S. holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) the U.S. holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is furnished to the Internal Revenue Service.

CONTROLS AND PROCEDURES

As of March 31, 2005, we, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Our management necessarily applied its judgment in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates), our auditors for Japanese domestic purposes and United States securities law reporting purposes for the year ended March 31, 2005, billed us ¥235.1 million for audit fees. For the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates), our auditors for Japanese domestic purposes and United States securities law reporting for the year ended March 31, 2004, billed us ¥185.6 million for audit fees.

Audit Related Fees

In the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥40.0 million for audit-related services, including advisory services relating to internal controls and procedures. In the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥17.3 million for audit-related services, including advisory services relating to internal controls and procedures.

Tax Fees

In the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥10.4 million for tax services, including tax-related advice and the preparation of tax returns. In the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥37.1 million for tax services, including tax-related advice and the preparation of tax returns.

All Other Fees

In the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥35.5 million for other products and services, including advisory services in connection with a scheme of arrangement in the United Kingdom. In the year ended March 31, 2004, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥44.6 million for other products and services, including advisory services in connection with a scheme of arrangement in the United Kingdom.

Pre-Approval Policies and Procedures

Our board of directors, together with our board of corporate auditors, has adopted “Pre-Approval Policies and Procedures for Audit and Non-Audit Services”. These policies require that engagements of our independent accountants for audit and permitted non-audit services be pre-approved by our board of directors and board of corporate auditors in accordance with the prescribed procedures and standards, based on review of explanative summaries of each type of services. Engagements for certain non-audit services are prohibited under these policies. Engagements for non-audit services that are not specifically prohibited and do not violate the auditor independence requirements of the Sarbanes-Oxley Act of 2002 and the related rules may be permitted under special circumstances. In the year ended March 31, 2005, 0.4% of the total amount of fees paid by us to ChuoAoyama PricewaterhouseCoopers was approved by our board of directors and board of corporate auditors under the de minimis exception under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X under the Exchange Act.

RELIEF FROM CERTAIN NASDAQ CORPORATE GOVERNANCE RULES

Recently amended Nasdaq rules provide that when the Nasdaq corporate governance standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over a foreign issuer or are contrary to generally accepted business practices in the issuer’s country of domicile, such issuer may follow the relevant law, rule, regulation or generally accepted business practice of the issuer’s country of domicile in lieu of certain Nasdaq corporate governance standards. In reliance on the amended Nasdaq rule, we follow business practices that are generally accepted in Japan with respect to certain corporate governance requirements as described below:

•	In lieu of the Nasdaq requirement that the majority of the board of directors be comprised of independent directors as defined under the Nasdaq rules, and the requirement that independent directors have regularly scheduled meetings at which only independent directors are present, or the executive sessions, we follow what is generally accepted business practice in Japan. None of the Commercial Code, other laws, rules or regulations of Japan or the Tokyo Stock Exchange regulations require us to have independent directors as defined under the Nasdaq rules, and it is still common for long-established Japanese companies, as is the case for us, that a majority of directors will have served the company (or any of its subsidiaries) for their entire career. As it is not an established practice for Japanese companies to have a majority of the board of directors consisting of independent directors, it is not an established practice for independent directors to hold executive sessions.

•	In lieu of the Nasdaq requirements regarding audit committees, we follow the requirements of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations, or the Special Law, which permits large companies, including us, to have a board of corporate auditors that meets the requirements prescribed by the Special Law. Our board of corporate auditors is independent from our management and plays a significant role by auditing our company’s accounting and our business operations conducted by the management. Japanese companies may, but are not required to, adopt a committee system under the amended Special Law, and we have so far chosen to keep a board of corporate auditors in reliance on the general exemption from the audit committee requirement provided in Rule 10A-3(c)(3) under the Securities Exchange Act of 1934.

•	In lieu of the Nasdaq requirement that compensation of the chief executive officer and other executive officers be determined, or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors, we, in accordance with the Commercial Code requirements and as do most major companies in Japan, have delegated to the board of directors the authority to determine the compensation of directors within an aggregated upper limit approved by a resolution of shareholders at a shareholders’ meeting. In May 2005, we formed a compensation committee as an advisory body to the board of directors, to deliberate on matters such as the evaluation of the performance of our directors, the evaluation of the performance of directors of our principal business subsidiaries, and the compensation system to be applied to our directors and corporate auditors and directors and corporate auditors of our principal business subsidiaries. We formed this compensation committee voluntarily in connection with the adoption of our corporate governance policies in May 2005 even though we have not chosen to adopt a “Company with Committees” board model as permitted under the Special Law for the Commercial Code, and it is not necessarily intended to comply with the Nasdaq requirements applicable to the formation of nominating committees, including the requirement that all members of the committee be independent directors as defined in the applicable Nasdaq rule.

•

In lieu of the Nasdaq requirement that director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors, we follow the procedures provided by the Commercial Code which require that, as a general rule, candidates for the board of directors be nominated by way of resolution of the company’s board of directors and then appointed by resolution of the shareholders. However, the Commercial Code also provides that shareholders may nominate candidates for appointment as directors at a general meeting of shareholders by exercising the minority shareholder rights provided to them under the Commercial Code or by proposing alternative candidates as a counter proposal. In May 2005, we formed a nomination committee as an advisory body to the board of directors, to deliberate on matters such as the appointment and dismissal of directors and corporate auditors of Millea, the appointment and dismissal of directors and corporate auditors of the principal business subsidiaries of Millea Holdings and the criteria for the appointment of directors and corporate auditors of Millea Holdings and its principal business subsidiaries. We formed this nomination committee voluntarily in connection with the adoption of our corporate governance policies in May 2005 even though we have not chosen to adopt a “Company with Committees” board model as permitted under the Special Law for the Commercial Code, and it is not necessarily intended to comply with the Nasdaq requirements applicable to the formation of nominating committees, including the requirement that all members of the committee be independent directors as defined in the applicable Nasdaq rule.

•	In lieu of the Nasdaq requirement for each issuer to provide for a quorum of not less than 33 1/3% of the outstanding shares of its voting stock for any meeting of the holders of common stock, our Articles of Incorporation provide for a quorum of one third of the outstanding shares of voting stock for any meeting of the holders of common stock to resolve certain special matters specified by the Code, such as the appointment of directors and corporate auditors, amendment of the Articles of Incorporation, reduction of the stated capital, dismissal of a director or a corporate auditor, merger or consolidation of our company, exchange of shares, the transfer of the whole or an important part of our business or a corporate split. For other matters not specified by the Commercial Code, the Commercial Code does not require us to, and we do not, provide for any fixed quorum for meetings of shareholders.

•	In lieu of the Nasdaq requirement that each issuer solicit proxies and provide proxy statements for all meetings of shareholders, as required under the Commercial Code Implementation Ordinances of Japan, we provide to holders of record of our common stock a “Voting Right Exercise Statement”, together with a convocation notice of the general meetings of shareholders, a business report and a detailed description of each proposal. Each holder of our common stock may cast its votes in writing, i.e., without attending the meeting or appointing a proxy, by completing the “Voting Right Exercise Statement” and mailing or delivering it to us. With respect to the holders of our ADRs, prior to each meeting of shareholders, we have provided and will continue to provide to each registered holder of ADRs English translations of the convocation notice and a detailed description of each proposal to be considered at the meeting, together with a voting instruction card by which the registered ADR holder may authorize the depositary to, and instruct the depositary on how to, vote at the shareholders’ meeting.

•	In lieu of the Nasdaq requirement that each issuer conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the company’s audit committee or another independent body of the board of directors, we have a board of corporate auditors as required under the Commercial Code, whose duties include the examination of related party transactions. In addition, certain related party transactions need to be approved by our board of directors under the Commercial Code.

•

In lieu of the Nasdaq requirements relating to shareholder approval, we follow the requirements of the Commercial Code with respect to the issuance of new shares and disposition of treasury shares as well as certain other corporate transactions accompanied by issuance of new shares or disposition of treasury shares. In the case of our issuance of common stock or stock acquisition rights (including stock options), the approval of the board of directors is generally required. However, the issuance of shares or stock acquisition rights with a particularly favorable price or particularly favorable conditions to a person other than the shareholders must be approved by a special resolution at a general meeting of shareholders. Such issuance includes, without limitation, the issuance of stock options without any payment of an issuance price to officers, employees or consultants. Under the Commercial Code, the issuance of new shares in exchange for the acquisition of, or by in-kind contribution of the stock or assets of another company, requires special procedures including an inspection by an inspector designated by a court or a certification provided by a qualified professional such as a CPA or an attorney.

•	We have adopted our Code of Conduct which we believe complies with the Nasdaq requirements relating to a code of conduct, except that it only covers our directors, officers and employees and directors, officers and employees of our directly owned subsidiaries (i.e., our subsidiaries’ direct subsidiaries), which constitute over 95% of the aggregate number of our and our directly and indirectly owned consolidated subsidiaries’ directors, officers and employees. Under Japanese law and generally accepted business practices, we are not in a position to cause our indirectly owned subsidiaries to adopt a code of conduct, although we may recommend that our directly owned subsidiaries have their subsidiaries adopt the same code of conduct as our Code of Conduct.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities and Exchange Act of 1934. In accordance with those requirements, we file with the SEC annual reports on Form 20-F within six months of our fiscal year end, and provide to the SEC other material information on Form 6-K. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference room. You may also view any document that we file with the SEC in electronic format by accessing the SEC’s home page (http://www.sec.gov).

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

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of

Millea Holding, Inc:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Millea Holdings, Inc. and its subsidiaries (“the Company”) at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules for the years ended March 31, 2005 and 2004 listed in the accompanying index present fairly, in all material respects, the formation set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management.    Our responsibility is to express an opinion on these financial statements based on our audits.    We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).    Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.    An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.    We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 to the consolidated financial statements, the Company adopted American Institute of Certified Public Accountants Statement of Position 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” and Financial Accounting Standards Board revised Interpretation No.46, “Consolidation of Variable Interest Entities” as of April 1, 2004.

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

September 8, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Millea Holdings, Inc.:

We have audited the consolidated statements of income, stockholders’ equity, cash flows and comprehensive income of Millea Holdings, Inc. and subsidiaries for the year ended March 31, 2003 as listed in the accompanying index. In connection with our audit, we also have audited the financial statement schedules for the year ended March 31, 2003 as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Millea Holdings, Inc. and subsidiaries for the year ended March 31, 2003, in conformity with U.S. generally accepted accounting principles.

Also in our opinion, the related financial statement schedules for the year ended March 31, 2003, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.

Tokyo, Japan

September 4, 2003

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2004

	(Yen in millions)
	2005	2004
Assets
Investments – other than investments in related parties (note 3):
Securities held to maturity:
Fixed maturities, at amortized cost (fair value ¥1,090,487 million ($10,191,467 thousand) in 2005; ¥1,088,552 million in 2004)	¥1,109,715	1,109,861
Securities available for sale:
Fixed maturities, at fair value (amortized cost ¥3,948,444 million ($36,901,346 thousand) in 2005; ¥3,197,782 million in 2004)	3,962,641	3,209,582
Equity securities, at fair value (cost ¥1,796,036 million ($16,785,383 thousand) in 2005; ¥1,692,457 million in 2004)	3,645,779	3,457,374
Trading securities:
Fixed maturities, at fair value (cost ¥38,849 million ($363,075 thousand) in 2005; ¥36,258 million in 2004)	37,665	35,619
Equity securities, at fair value (cost ¥202,150 million ($1,889,252 thousand) in 2005; ¥11,418 million in 2004)	204,213	12,894
Mortgage loans on real estate	71,033	129,076
Investment real estate	134,180	104,110
Policy loans	38,567	33,610
Other long-term investments	409,187	419,199
Short-term investments	691,769	881,897

Total investments	10,304,749	9,393,222

Cash and cash equivalents	290,642	432,874
Premiums receivable and agents’ balances	185,913	185,498
Reinsurance recoverable on losses (notes 4 and 8)	520,733	447,111
Prepaid reinsurance premiums (note 4)	302,886	318,432
Deferred policy acquisition costs (note 5)	468,074	453,403
Property and equipment, net of depreciation (note 6)	197,533	193,068
Derivative assets (note 17)	217,191	225,822
Separate account assets (note 1(v))	—	162,715
Goodwill (note 7)	9,934	9,934
Present value of future profit (note 7)	12,959	14,744
Other assets	384,284	363,550

Total assets	¥12,894,898	12,200,373

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets - (Continued)

March 31, 2005 and 2004

	(Yen in millions)
	2005	2004
Liabilities and Stockholders’ Equity
Liabilities:
Policy liabilities and accruals:
Losses, claims and loss adjustment expenses (note 8)	¥1,345,196	1,221,146
Unearned premiums	1,884,482	1,878,824
Future policy benefits and losses (note 9)	982,336	846,926

Total policy liabilities and accruals	4,212,014	3,946,896

Policyholders’ contract deposits (notes 9 and 10)	3,005,999	2,711,739
Income tax liability (note 11)	733,329	709,224
Retirement and severance benefits (note 12)	285,011	292,054
Ceded reinsurance balances payable	128,365	109,923
Debt outstanding (note 13)	270,887	213,446
Derivative liabilities (note 17)	159,978	156,467
Cash received under securities lending transactions	449,381	272,791
Separate account liabilities (note 1(v))	—	162,715
Other liabilities (note 13)	210,496	216,767

Total liabilities	9,455,460	8,792,022

Commitments and contingent liabilities (notes 4 and 16)

Minority interests (note 3)	6,798	—

Stockholders’ equity:
Common stock: 6,870,000 and 7,000,000 shares authorized in 2005 and 2004, respectively, 1,727,048.75 and 1,857,048.75 shares issued in 2005 and 2004, respectively	150,000	150,000
Additional paid-in capital	163,316	343,155
Retained earnings (note 15)	2,371,629	2,299,338
Accumulated other comprehensive income:
Unrealized appreciation of securities	852,436	796,304
Foreign currency translation adjustments	(27,834)	(26,433)
Minimum pension liability adjustments (note 12)	(66,147)	(67,305)

Total accumulated other comprehensive income	758,455	702,566
Treasury stock, at cost 7,149 and 68,992 shares in 2005 and 2004, respectively (note 15)	(10,760)	(86,708)

Total stockholders’ equity	3,432,640	3,408,351

Total liabilities and stockholders’ equity	¥12,894,898	12,200,373

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions, except per share amounts)
	2005	2004	2003
Operating income:
Property and casualty:
Net premiums written (note 4)	¥1,925,407	1,945,246	1,898,557
Less increase in unearned premiums	29,757	85,043	137,589

Premiums earned (note 4)	1,895,650	1,860,203	1,760,968
Life premiums (note 4)	253,369	241,553	255,977
Net investment income (note 3)	133,197	126,173	108,311
Realized gains (losses) on investments (note 3)	86,750	(3,855)	(29,875)
Gains (losses) on derivatives	8,296	(36,755)	76,564
Other income	31,835	20,199	15,158

Total operating income	2,409,097	2,207,518	2,187,103

Operating costs and expenses:
Losses, claims and loss adjustment expenses (notes 4 and 8):
Losses and claims incurred and provided for	1,262,433	1,048,518	953,681
Related adjustment expenses	68,886	77,389	76,412

Total losses, claims and loss adjustment expenses	1,331,319	1,125,907	1,030,093
Policy benefits and losses for life	210,536	195,659	219,250
Interest credited to policyholders’ contract deposits	58,148	58,414	56,011
Policy acquisition costs (note 5)	564,544	558,978	571,058
Other operating expenses	137,944	116,293	109,383

Total operating costs and expenses	2,302,491	2,055,251	1,985,795

Income before income tax expense, extraordinary items and cumulative effect of accounting changes	106,606	152,267	201,308

Income tax expense (benefit) (note 11):
Current	48,654	50,015	92,935
Deferred	(20,223)	(630)	(21,321)

	28,431	49,385	71,614

Minority interests (note 3)	648	—	—

Income before extraordinary items and cumulative effect of accounting changes	77,527	102,882	129,694
Extraordinary items (note 2)	14,458	—	248,323
Cumulative effect of accounting changes, net of tax (note 1(v))	(26)	—	—

Net income	¥91,959	102,882	378,017

Amounts per Share of common stock:
Basic:
Income before extraordinary items and cumulative effect of accounting changes	¥44,287	56,457	69,839
Extraordinary items	8,259	—	133,719
Cumulative effect of accounting changes, net of tax	(15)	—	—

Net income	¥52,531	56,457	203,558

Diluted (note 1 (s)):
Income before extraordinary items and cumulative effect of accounting changes	¥44,287	56,457	69,839
Extraordinary items	7,583	—	133,719
Cumulative effect of accounting changes, net of tax	(15)	—	—

Net income	¥51,855	56,457	203,558

Cash dividends declared	¥11,000	11,000	10,000
Weighted average and diluted common shares in thousands	1,751	1,822	1,857

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)
	2005	2004	2003
Common stock:
Balance at beginning of year	¥150,000	150,000	101,995
Adjustment in connection with the acquisition	—	—	48,005

Balance at end of year	150,000	150,000	150,000

Additional paid-in capital:
Balance at beginning of year	343,155	343,413	52,917
Excess of cost of shares transferred over the amount of common stock in connection with the acquisition	—	—	289,780
Retirement of treasury stock (note 15)	(179,843)	—	—
Gains(losses) on sales of treasury stock	4	(258)	716

Balance at end of year	163,316	343,155	343,413

Retained earnings:
Balance at beginning of year	2,299,338	2,214,947	1,853,312
Net income for year	91,959	102,882	378,017
Dividends paid (note 15)	(19,668)	(18,491)	(16,382)

Balance at end of year	2,371,629	2,299,338	2,214,947

Accumulated other comprehensive income:
Unrealized appreciation of securities:
Balance at beginning of year	796,304	227,198	553,640
Change during year	56,132	569,106	(326,442)

Balance at end of year	852,436	796,304	227,198

Foreign currency translation adjustments:
Balance at beginning of year	(26,433)	(15,254)	(4,549)
Change during year	(1,401)	(11,179)	(10,705)

Balance at end of year	(27,834)	(26,433)	(15,254)

Minimum pension liability adjustments (note 12):
Balance at beginning of year	(67,305)	(88,326)	(47,621)
Change during year	1,158	21,021	(40,705)

Balance at end of year	(66,147)	(67,305)	(88,326)

Accumulated other comprehensive income at end of year	758,455	702,566	123,618

Treasury stock (note 15):
Balance at beginning of year	(86,708)	(7,662)	—
Change during year	75,948	(79,046)	(7,662)

Balance at end of year	(10,760)	(86,708)	(7,662)

Total stockholders’ equity	¥3,432,640	3,408,351	2,824,316

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)
	2005	2004	2003
Cash flows from operating activities:
Net income	¥91,959	102,882	378,017
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	53,831	92,555	21,090
Increase in unearned premiums, net of ceded reinsurance	23,640	100,084	136,405
Increase in future policy benefits for life	135,726	133,451	169,982
Decrease (increase) in premiums receivables and agents’ balances, net of ceded reinsurance	18,489	(13,152)	18,202
Increase (decrease) in payable for current income taxes	10,340	(59,475)	1,126
Decrease (increase) in receivable for current income taxes	25,764	(28,732)	(20,843)
Deferred income taxes	(20,269)	(503)	(22,796)
Provision for retirement and severance benefits	(3,043)	2,938	(6,045)
Increase in deferred policy acquisition costs	(14,539)	(30,923)	(21,094)
Depreciation	21,281	19,116	15,076
Extraordinary items – unallocated negative goodwill (note 2)	(14,458)	—	(248,323)
Changes in trading securities, at fair value	(41,900)	(8,065)	(24,574)
Changes in derivative assets and liabilities – net	12,140	68,913	(24,748)
(Increase) decrease in other assets	(5,266)	758	(47,199)
(Decrease) increase in other liabilities	(5,704)	5,707	62,255
Net realized (gains) losses	(75,748)	5,364	54,560
Other – net	1,999	(10,271)	(726)

Net cash provided by operating activities	214,242	380,647	440,365

Cash flows from investing activities:
Proceeds from investments sold or matured:
Fixed maturities held to maturity redeemed	2,803	2,471	661
Fixed maturities available for sale sold	1,640,958	870,571	542,909
Fixed maturities available for sale redeemed	1,399,756	724,003	729,396
Equity securities available for sale	205,191	228,913	421,892
Mortgage loans on real estate	77,092	52,679	37,393
Investment real estate	39,748	5,272	12,025
Policy loans	33,069	21,759	25,606
Other long-term investments	176,222	247,498	400,245

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows - (Continued)

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)
	2005	2004	2003
Cost of investments purchased:
Fixed maturities held to maturity	¥(5,480)	(231,315)	(405,856)
Fixed maturities available for sale	(3,793,144)	(1,593,176)	(1,881,085)
Equity securities available for sale	(275,367)	(75,562)	(207,260)
Mortgage loans on real estate	(17,208)	(26,335)	(25,924)
Investment real estate	(16,348)	(23,594)	(951)
Policy loans	(38,026)	(25,282)	(28,696)
Other long-term investments	(162,680)	(142,211)	(256,205)
Short-term investments – net	191,408	(225,535)	26,662
Securities and indebtedness of related parties	(12,931)	(17,566)	2,497
Property and equipment – net	(12,161)	(8,628)	(13,208)
Increase (decrease) in cash received under securities lending transactions	220,564	(19,397)	74,812
Cash and cash equivalents acquired in connection with noncash business combination	—	—	153,868
Cash paid on acquisition, net of cash and cash equivalents acquired	—	(17,962)	—
Other	(436)	—	—

Net cash used in investing activities	(346,970)	(253,397)	(391,219)

Cash flows from financing activities:
Investment deposits funded by policyholders and yields therefrom	506,290	423,363	499,110
Withdrawals of investment deposits by policyholders	(374,636)	(435,028)	(549,433)
Proceeds from issuance of debt	75,494	68,746	55,900
Repayment of debt	(50,909)	(33,039)	(14,004)
(Decrease) increase in cash received under securities lending transactions	(43,974)	43,974	—
Dividends to stockholders	(19,669)	(18,491)	(16,382)
Increase in treasury stock	(103,891)	(79,304)	(6,946)
Other – net	(2,395)	(5,049)	—

Net cash used in financing activities	(13,690)	(34,828)	(31,755)

Effect of exchange rate changes on cash and cash equivalents	1,022	474	285

Net change in cash and cash equivalents	(145,396)	92,896	17,676
Cash and cash equivalents due to the initial consolidation of VIEs	3,164	—	—
Cash and cash equivalents at beginning of year	432,874	339,978	322,302

Cash and cash equivalents at end of year	¥290,642	432,874	339,978

Supplemental information of cash flows:
Cash paid during the year for:
Interest	¥3,198	2,885	2,508
Income taxes	¥12,550	113,521	73,196
Noncash investing and financing activities (note 2):
Fair value of assets acquired	¥—	—	2,108,703
Liabilities assumed	—	—	(1,606,945)
Negative goodwill	—	—	(317,841)
Fair value of shares issued for acquisition	—	—	(337,785)
Cash and cash equivalents acquired in connection with noncash business combination	¥—	—	(153,868)

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)
	2005	2004	2003
Net income	¥91,959	102,882	378,017
Other comprehensive income (loss), net of tax:
Unrealized appreciation of securities:
Unrealized holding gains (losses)	106,941	574,678	(216,114)
Less: reclassification adjustments for gains included in net income	(50,809)	(5,572)	(110,328)

	56,132	569,106	(326,442)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(1,401)	(11,866)	(10,181)
Less: reclassification adjustments for losses (gains) included in net income	—	687	(524)

	(1,401)	(11,179)	(10,705)

Minimum pension liability adjustments	1,158	21,021	(40,705)

Other comprehensive income (loss)	55,889	578,948	(377,852)

Comprehensive income	¥147,848	681,830	165

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2005, 2004 and 2003

1. Basis of Presentation and Significant Accounting Policies

(a) Description of Business

Millea Holdings, Inc. (“Millea Holdings”), incorporated in Japan, is a holding company mainly engaged in property and casualty and life insurance operations. Through its subsidiaries, Millea Holdings writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business and sells a variety of life insurance products mainly in the Japanese market.

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

On October 1, 2004, Tokio Marine and Nichido Fire merged and were renamed as Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”).

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

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the 2005 presentation.

In the consolidated financial statements, certain Japanese yen amounts have been translated into United States dollars at the rate of 107 yen to the dollar, the approximate exchange rate as of March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(c) Principles of Consolidation

The accompanying consolidated financial statements include all significant majority-owned subsidiaries and variable interest entities to which Millea Holdings and its subsidiaries are the primary beneficiary. Certain subsidiaries’ results were reported in the consolidated financial statements using December 31 year-ends. All significant affiliates are accounted for by the equity method. At March 31, 2005 and 2004, investments in related parties which were presented as other assets amounted to ¥75,712 million ($707,589 thousand) and ¥29,341 million, respectively. As for the investment in affiliated companies accounted for by equity method for which quoted market price is available, the aggregate carrying amount and fair value of investment were ¥34,032 million ($318,056 thousand) and ¥24,327 million ($227,355 thousand) at March 31, 2005, respectively. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

(e) Investments – Other than Investments in Related Parties

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

Equity securities available for sale, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 83% and 87% of the investment in stocks at March 31, 2005 and 2004, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

Gains and losses incurred on the sale or impairment of securities are included in realized gains (losses) on investments in the consolidated statements of income. Unrealized gains and losses, net of taxes, in the value of securities available for sale is accounted for as a component of accumulated other comprehensive income. See note 3 for further information about other-than-temporary impairment of securities.

Trading securities are held to meet short-term investment objectives. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are recognized in earnings.

The cost of securities sold is determined on a weighted moving-average basis.

Mortgage loans on real estate and other loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount, net of unamortized premium or discount and valuation allowances. The valuation allowances for loan losses represent management’s estimate of probable losses in our loan portfolios. The evaluation process involves a number of estimates and judgments. Our allowances for loan losses consist of specific allowances for specifically identified impaired borrowers and general allowances for loans which are not specifically identified as impaired. The allowance is based on Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan”, SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”, and SFAS No. 5, “Accounting for Contingencies”. The Company records specific allowances for loan losses in net investment income when the Company determines that an individual borrower is not able to keep current with payments on its loans. Loans which are not specifically identified as impaired are collectively evaluated for impairment. For these loans, the Company records “general allowances”, or unallocated valuation allowances, for loan losses to reflect loss contingencies underlying individual loan portfolios. Changes in the valuation allowances are included in net investment income.

These impaired loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. These loans identified as impaired are placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Accrued interest on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. These cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

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

(f) Repurchase Agreements and Securities Lending Activities

Securities sold with agreements to repurchase, securities purchased with agreements to resell and securities lending and borrowing transactions are accounted for as sales of securities with related forward repurchase commitments or purchases of securities with related forward reverse repurchase commitments, if they meet the relevant conditions for the surrender of control as provided by SFAS No.140, “Accounting for Transfers and Servicing Assets and Extinguishments of Liabilities, a replacement of FASB Statement No.125.” If the conditions are not met, the transactions are treated as secured, financing or lending. Securities related to such transactions are continuously recorded on the consolidated balance sheets as securities held to maturities or available for sale.

(g) Investment Real Estate, Property and Equipment

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

(h) Cash Equivalents

Cash equivalents include cash deposited in demand deposits at banks.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

(i) Derivatives

The Company employs derivative financial instruments including interest rate swaps, foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to manage interest risk, foreign currency risks and other risks for hedging activities and other purposes.

All derivatives are recognized in the consolidated balance sheets at fair value in accordance with SFAS No.133, “Accounting for Derivative Instruments and Certain Hedging Activities.”, subsequently amended by SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133.”

For derivatives designated as hedges, on the date the derivative contract is entered into, the company designates interest rate swaps, foreign exchange forwards or currency swaps and other derivative instruments as a hedge of the changes in the fair value of a recognized asset or liability (“fair value hedge”).

The gains or losses in the fair value of a derivative that is appropriately and contemporaneously documented, designated and is highly effective as fair value hedge is recoded in gains (losses) on derivatives, net investment income and realized gains(losses) on investments along with the losses or gains on the hedged item attributable to the hedged risk. Changes in the fair value of derivatives used for other than hedging activities are reported in gains (losses) on derivatives.

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

(j) Premium Revenues

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

(k) Policy Acquisition Costs

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

Policy acquisition costs for property and casualty insurance products are deferred and amortized over the period in which the related premiums written are earned. Policy acquisition costs for traditional life insurance

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to investment contracts and universal-life type contracts are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts.

(l) Losses, Claims and Loss Adjustment Expenses

The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2005 and 2004 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(m) Future Policy Benefits and Losses

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims.

The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. Future investment yields assumptions are based on factors such as expected investment returns and market conditions. Withdrawals, morbidity and mortality assumptions are mainly based on our own experience. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premium are deferred and recognized in earnings in a constant relationship with insurance in force or with the amount of expected future benefit payments. The Company’s liabilities for future policy benefits and losses are also inclusive of liabilities for guarantee benefits related to certain nontraditional long-duration contracts, which are discussed more in note 10.

Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis.

The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2005 and 2004 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(n) Policyholders’ Contract Deposits

The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholders’ mortality or morbidity. These contracts are referred to as investment contracts. For investment contracts and universal-life type contracts, the Company records the associated liabilities except for guaranteed minimum death benefit (“GMDB”) under policyholders’ contract deposits, which is recorded as future policy benefits and losses.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Specifically, the Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance, long-term family personal traffic accident insurance, and etc. which include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

The key terms of such policies (“deposit-type insurance”), which include contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semiannual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company’s approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments they receive if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a predetermined commission to the Company.

Premiums for insurance portion and savings portion of the contract are allocated at inception. The premium for the insurance portion is calculated the same way as the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the “total loss termination” rate, which are both set at the inception of the contracts. “Total loss termination” is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of “total loss termination” is approximately 0.05%.

In the case of a total loss, deposit premiums under the contract are designed to be used for maturity refunds on the other policies for which a total loss has not occurred. The use of deposit premiums, including maturity refunds for “total loss” policies, are legally restricted for the benefit of policyholders making investment deposits and cannot be used to fund indemnity claims in the case of a total loss or any other losses. Accordingly, the Company does not use, in fact and in substance, maturity refunds for “total loss” policies to fund indemnity claims. All payments made to the policyholder in a total loss situation are funded by using liabilities established for the insurance portion of the contract.

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. Deposit accounting is utilized for the savings portion of the contract. Accordingly, premiums received for the savings portion of outstanding contracts are recorded as liabilities captioned “policyholders’ contract deposits”. Policyholders’ contract deposits are accreted using the interest rate method based on the present value of expected payments on the investment portion of outstanding contracts, without deductions for future surrender penalties. The amount of expected payments excludes payments for “total loss” policies, which are paid to other holders of maturing policies. At the end of each fiscal year, “policyholders’ contract deposits” are adjusted to reflect the present value of contracts in force.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2005, 2004 and 2003.

Interest credited to policyholders’ contract deposits represents interest accrued or paid for investment contracts and universal-life type contracts. Any investment income attributable to policyholders in respect of

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

investment contracts and universal-life type contracts are presented on a gross basis and included in “Net investment income”, “Realized gains (losses) on investments” and “Gains (losses) on derivatives” in the consolidated statements of income.

See note 14 for fair value information of investment contracts.

(o) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurers’ insolvencies.

(p) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a nonprofit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In the accompanying consolidated financial statements, which are presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been credited or charged to income.

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

Losses resulting from foreign currency transactions in the amount of ¥(1,391) million ($(13,000) thousand) in 2005, ¥(5,720) million in 2004 and ¥(4,016) million in 2003 were charged to income.

(r) Impairment of Long-Lived Assets

Effective April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” As required by SFAS No. 144, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined primarily based on market prices, if available, or the estimated fair value based on an appraisal. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

(s) Earnings per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period.

The diluted earnings per share includes the effect of all dilutive potential common shares that were outstanding for respective periods.

(t) Goodwill and Present Value of Future Profit

Goodwill represents the excess of purchase price over fair value of the net assets of acquired entity. Goodwill and present value of future profit are tested for impairment annually or when a certain triggering event requires such test.

Present value of future profit represents the present value of profits embedded in acquired long term (life) insurance contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. Present value of future profit is amortized to match estimated gross profits from the policies acquired. The amortization is recorded as other operating expenses.

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

(v) New Accounting Standards

In November 2002, the FASB issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s financial statements. The disclosure requirements were effective for financial statements for the periods ending after December 15, 2002. The Company adopted the disclosure requirements effective on March 31, 2003. See note 16 for further information.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

In January 2003, the FASB issued Interpretation No.46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity (“VIE”) if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A VIE is a entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to Interpretation No.46 (“FIN 46R”). FIN 46R retains many of the basic concepts introduced in FIN 46, however it also introduces a new scope exception for a certain type of entities that qualified as “business” as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. The Company adopted FIN 46 for VIEs created after January 31, 2003 for the year ended March 31, 2004. The Company adopted FIN 46R for all VIEs for the year ended March 31, 2005. The Company does not see the adoption of FIN 46R to have a material effect on its financial position or results of operations. See note 3 for further information.

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses). The effect of adopting SOP 03-1 was a charge of ¥41 million ($383 thousand), net of tax of ¥26 million ($242 thousand), which was reported as a “Cumulative effect of accounting change, net of tax” for the year ended March 31, 2005. This charge reflects the effect of establishing reserves for guaranteed minimum death benefit of the Company’s universal-life type contracts. Upon adoption of SOP 03-1, on April 1, 2004, ¥162,715 million in separate account assets were reclassified to trading securities. Similarly, upon adoption, ¥162,715 million in separate account liabilities were reclassified to policyholders’ contract deposits.

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”) that certain quantitative and qualitative disclosures are required for equity and fixed maturity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The guidance requires companies to disclose the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months, by investment category. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In September 2004, the FASB issued the FASB Staff Position (FSP) EITF Issue No. 03-1-1 that delays the effective date of the measurement and recognition guidance of paragraphs 10 through 20 of EITF 03-01. The Company has adopted the disclosure requirements in the financial statements. See note 3 for further information.

In December 2003, the FASB revised SFAS No.132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” to require additional disclosures related to pension plans and other postretirement benefit plans. While retaining the existing disclosure requirements for pensions and postretirement benefits, additional disclosures are required related to pension plan assets, obligations, cash flows and net periodic benefit costs, beginning with fiscal years ending after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ending after June 30, 2004. The Company has adopted the additional disclosure requirements in the financial statements. See note 12 for further information.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

In January 2003, the EITF released Issue No.03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-02”). EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company’s pension plan which substitutes for the welfare pension plan administered by the Japanese government. The Company will adopt EITF 03-02 on transferring the substitutional portion of its pension plan in fiscal year ending March 31, 2006. See note 12 for further information.

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

The combination was accounted for by the purchase method in a manner that Tokio Marine had acquired Nichido Fire. The results of operations of Nichido Fire as well as those of Tokio Marine have been included in the financial statements of the Company for the years ended March 31, 2005, 2004 and 2003.

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Unallocated negative goodwill arising from the combination was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2003 as follows:

(Yen in millions)
Income before extraordinary items and cumulative effect of accounting changes	¥129,694
Extraordinary items – unallocated negative goodwill	248,323

Net income	¥378,017

On October 1, 2004, the Company merged two of its wholly-owned non-life subsidiaries: Tokio Marine and Nichido Fire. The merger did not affect the consolidated financial statements.

The Company acquired approximately 31% of the issued shares of Nisshin Fire and Marine Insurance Company, Limited (“Nisshin Fire”) for ¥19,575 million ($182,944 thousand) by February 2005. Nisshin Fire mainly provides non-life insurance products in Japan. The Company accounted for the acquisition of Nisshin Fire by the equity method for the year ended March 31, 2005. The estimated fair value of net assets acquired was ¥34,032 million ($318,056 thousand). Unallocated negative goodwill arising from the transaction amounting to ¥14,458 million ($135,121 thousand) was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2005.

3. Investments

The following summarizes the Company’s investments in fixed maturities held to maturity at March 31, 2005 and 2004:

	(Yen in millions)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2005:
Bonds and notes:
Other government and government agencies and authorities	¥1,109,715	24,506	(43,734)	1,090,487

Total fixed maturities held to maturity	¥1,109,715	24,506	(43,734)	1,090,487

2004:
Bonds and notes:
Other government and government agencies and authorities	¥1,095,608	22,945	(44,810)	1,073,743
Other corporate bonds	14,253	556	—	14,809

Total fixed maturities held to maturity	¥1,109,861	23,501	(44,810)	1,088,552

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The following summarizes the Company’s investments in fixed maturities available for sale at March 31, 2005 and 2004:

	(Yen in millions)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2005:
Bonds and notes:
U.S. government and government agencies and authorities	¥322,554	4,533	(11,033)	316,054
U.S. states, municipalities and political subdivisions	207	5	—	212
Other government and government agencies and authorities	2,877,858	36,917	(27,074)	2,887,701
Other municipalities and political subdivisions	117,977	3,650	(36)	121,591
Public utilities	73,711	1,516	(138)	75,089
Convertibles and bonds with warrants attached	1,720	122	(1)	1,841
Mortgage-backed securities	48,610	191	(474)	48,327
Other corporate bonds	505,807	8,489	(2,470)	511,826

Total fixed maturities available for sale	¥3,948,444	55,423	(41,226)	3,962,641

2004:
Bonds and notes:
U.S. government and government agencies and authorities	¥113,778	2,130	(734)	115,174
U.S. states, municipalities and political subdivisions	1,055	47	—	1,102
Other government and government agencies and authorities	2,071,900	32,290	(38,051)	2,066,139
Other municipalities and political subdivisions	171,977	5,383	(247)	177,113
Public utilities	60,172	901	(281)	60,792
Convertibles and bonds with warrants attached	42,929	2,830	(75)	45,684
Mortgage-backed securities	22,893	273	(850)	22,316
Other corporate bonds	713,078	10,932	(2,748)	721,262

Total fixed maturities available for sale	¥3,197,782	54,786	(42,986)	3,209,582

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2005 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)
	Amortized cost	Fair value
Fixed maturities held to maturity:
Due in one year or less	¥2,493	2,511
Due after one year through five years	15,952	16,824
Due after five years through ten years	95,981	97,125
Due after ten years	995,289	974,027

	¥1,109,715	1,090,487

	(Yen in millions)
	Amortized cost	Fair value
Fixed maturities available for sale:
Due in one year or less	¥1,374,771	1,376,171
Due after one year through five years	976,599	985,288
Due after five years through ten years	690,846	698,774
Due after ten years	901,558	897,618
With no contractual maturity	4,670	4,790

	¥3,948,444	3,962,641

Proceeds from sales of fixed maturities available for sale prior to their scheduled maturity dates and gross gains and losses realized on those sales for the years ended March 31, 2005, 2004 and 2003 are as follows:

	(Yen in millions)
	2005	2004	2003
Fixed maturities available for sale:
Proceeds from sales	¥1,640,958	870,571	542,909

	(Yen in millions)
	2005	2004	2003
Fixed maturities available for sale:
Gross realized gains	¥13,481	14,465	9,849
Gross realized losses	(9,213)	(14,966)	(5,046)

Net realized gains(losses)	¥4,268	(501)	4,803

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

With respect to equity securities available for sale, proceeds from sales and gross gains and losses realized on those sales for the years ended March 31, 2005, 2004 and 2003 are as follows:

	(Yen in millions)
	2005	2004	2003
Equity Securities available for sale:
Proceeds from sales	¥205,191	228,913	421,892

	(Yen in millions)
	2005	2004	2003
Equity Securities available for sale:
Gross realized gains	¥74,830	35,438	110,562
Gross realized losses	(788)	(2,809)	(29,918)

Net realized gains	¥74,042	32,629	80,644

Gross unrealized gains and losses of equity securities available for sale at March 31, 2005 and 2004 are as follows:

	(Yen in millions)
	2005	2004
Equity Securities available for sale:
Gross unrealized gains	¥1,858,707	1,775,342
Gross unrealized losses	(8,964)	(10,425)

Net unrealized gains	¥1,849,743	1,764,917

In the normal course of business, the Company lends or collateralizes its investment securities to counterparties.

The carrying value of investment securities lent to counterparties through securities lending transactions, where they have the right to sell or repledge the securities are as follows:

	(Yen in millions)
	2005	2004
Fixed maturities	¥459,316	276,197
Equities securities	6,166	19,043

	¥465,482	295,240

At March 31, 2005 and 2004, the carrying values of investment securities pledged as collateral are as follows.

Fixed maturities carried at ¥56,913 million ($531,897 thousand) at March 31, 2005 and ¥45,632 million at March 31, 2004 were pledged as collateral primarily to reinsurance companies.

Fixed maturities carried at ¥189,190 million ($1,768,131 thousand) at March 31, 2005 and ¥150,603 million at March 31, 2004 were used as collateral for the Bank of Japan’s instant gross settlement system for transactions of checking accounts and Japanese government bonds.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Fixed maturities carried at ¥98,732 million ($922,729 thousand) at March 31, 2005 and ¥101,640 million at March 31, 2004 were deposited primarily with United States and other foreign government authorities as required by law.

Fixed maturities carried at ¥14,199 million ($132,701 thousand) at March 31, 2005 and ¥10,319 million at March 31, 2004 were pledged as collateral with the right to sell or repledge for credit support annex for derivative transactions entered into by the Company.

Fixed maturities carried at ¥1,174 million ($10,972 thousand) at March 31, 2005 and ¥4,952 million at March 31, 2004 were pledged as collateral for letters of credit.

Fixed maturities carried at ¥2,106 million ($19,682 thousand) at March 31, 2005 and ¥1,889 million at March 31, 2004 were pledged as collateral for the Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

Equity securities carried at ¥75,336 million ($704,075 thousand) at March 31, 2005, and ¥68,948 million at March 31, 2004 were deposited with securities brokers primarily as collateral for futures transactions entered into by the Company.

Equity securities carried at ¥5,824 million ($54,430 thousand) at March 31, 2005 and ¥6,783 million at March 31, 2004 were deposited with United States government authorities as required by law.

Equity securities carried at ¥694 million ($6,486 thousand) at March 31, 2005 were invested in a MBO scheme and pledged as collateral for its loans.

The Company accepts investing securities that can be sold or pledged, mainly through securities financing transactions. The fair value of this collateral was approximately ¥85,112 million ($795,439 thousand) and ¥30,720 million at March 31, 2005 and 2004, respectively, of which no securities had been either sold or repledged for the years ended March 31, 2005 and 2004.

The Company is involved with various types of variable interest entities in the ordinary course of business as discussed below. The Company’s risk exposure to such variable interest entities is limited to the amount of its investments.

The Company invests in entities that invest in real estate properties or start-up businesses. These entities generally take a form of a limited partnership, and the Company acts as one of the limited partners. In addition, the Company, in the ordinary course of reinsurance business, invests in catastrophe bonds, which are issued by special purpose entities that are deemed as variable interest entities. These bonds are generally accounted for as securities available for sale in accordance with SFAS115, “Accounting for Certain Investments in Debt and Equity Securities”. Further, the Company securitizes corporate loans and government bonds that it owns through securitization vehicles and underwrites the beneficial interests in those vehicles to its customers. The Company also enters into swap transactions with those securitization vehicles.

The Company adopted the provisions of FIN 46R for all variable interest entities that the Company became involved with after January 31, 2003. For the variable interest entities that the Company became involved with before February 1, 2003, the Company adopted the provisions of FIN 46R on April 1, 2004. In connection with

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

this adoption, the Company recognized minority interests of ¥5,186 million ($48,467 thousand) in the balance sheet as of March 31, 2005 with respect to the variable interest entities for which the Company is the primary beneficiary. For the variable interest entities the Company was involved before February 1, 2003 to which the Company was deemed as the primary beneficiary, the Company did not consolidate these entities but recorded its interests as investments in the consolidated financial statements for the fiscal 2004. The Company’s investments in these variable interest entities amounted to ¥23,476 million at March 31, 2004.

The real estate investment partnerships for which the Company is the primary beneficiary borrow non-recourse loans from financial institutions. Assets of these entities amounting to ¥63,528 million ($593,720 thousand) and ¥14,491 million at March 31, 2005 and 2004, respectively, are pledged as collateral for those non-recourse loans. The lenders of non-recourse loans have no recourse to other assets of the Company.

With respect to other real estate investment partnerships, investment partnerships that invest in start-up businesses, the issuer of the catastrophe bonds and the securitization vehicles, the Company owns significant variable interests in these entities although it is not considered to be the primary beneficiary. The Company’s risk exposure to these entities were limited to the carrying amounts of its interests. At March 31, 2005, the Company’s maximum exposure to these variable interest entities amounted to ¥53,266 million ($497,813 thousand).

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Accumulated depreciation of investment real estate amounted to ¥80,117 million ($748,757 thousand) and ¥85,000 million at March 31, 2005 and 2004, respectively.

Depreciation of investment real estate included in net investment income amounted to ¥5,202 million ($48,617 thousand), ¥3,880 million and ¥3,650 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Other long-term investments include:

	(Yen in millions)
	2005	2004
Mortgage loans on vessels and facilities	¥10,979	20,356
Collateral and bank-guaranteed loans	11,250	18,542
Unsecured loans	359,696	357,504
Money trust	27,262	22,797

	¥409,187	419,199

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2005 through 2027 at March 31, 2005. Interest rates of these loans varied from 0.03% to 7.00% at March 31, 2005, and from 0.05% to 10.00% at March 31, 2004.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

Short-term investments consist primarily of call loans and other investments maturing within one year. Short-term investments amounting to ¥524 million ($4,897 thousand) at March 31, 2005 and ¥921 million at March 31, 2004 were deposited with the United States government authorities and other foreign government authorities as required by law.

Details of net investment income were as follows:

	(Yen in millions)
	2005	2004	2003
Fixed maturities	¥73,677	73,683	65,762
Equity securities	47,216	36,692	32,785
Mortgage loans on real estate	2,414	3,286	3,715
Investment real estate	16,592	12,501	12,817
Policy loans	1,396	1,280	1,156
Other long-term investments	6,585	9,339	11,475
Short-term investments	4,415	1,536	2,687
Other	1,423	1,850	1,715

Gross investment income	153,718	140,167	132,112

Less investment expenses	20,521	13,994	23,801

Net investment income	¥133,197	126,173	108,311

At March 31, 2005 and 2004, accrued investment income, included in other assets, amounted to ¥18,847 million ($176,140 thousand) and ¥21,225 million, respectively.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2005, 2004 and 2003 were as follows:

	(Yen in millions)
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2005:
Realized	¥3,432	64,672	18,646	86,750
Change in unrealized	2,397	84,826	213	87,436

Total	¥5,829	149,498	18,859	174,186

2004:
Realized	¥(8,399)	4,645	(101)	(3,855)
Change in unrealized	(184,264)	1,073,508	412	889,656

Total	¥(192,663)	1,078,153	311	885,801

2003:
Realized	¥11,553	(37,957)	(3,471)	(29,875)
Change in unrealized	120,915	(635,620)	(1,026)	(515,731)

Total	¥132,468	(673,577)	(4,497)	(545,606)

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The following table shows gross unrealized losses and fair value of investments - other than investments in related parties with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005 and 2004:

	(Yen in millions)
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2005:
Securities held to maturity:
Fixed maturities:
Other government and government agencies and authorities	¥25,731	(88)	490,413	(43,646)	516,144	(43,734)

Total fixed maturities held to maturity	25,731	(88)	490,413	(43,646)	516,144	(43,734)

Securities available for sale:
Fixed maturities:
U.S. government and government agencies and authorities	172,541	(6,865)	38,184	(4,168)	210,725	(11,033)
Other government and government agencies and authorities	1,081,135	(311)	363,368	(26,764)	1,444,503	(27,075)
Other	113,647	(1,266)	73,362	(1,852)	187,009	(3,118)

Total fixed maturities available for sale	1,367,323	(8,442)	474,914	(32,784)	1,842,237	(41,226)

Equity securities	54,310	(4,924)	36,194	(4,040)	90,504	(8,964)

Total securities available for sale	1,421,633	(13,366)	511,108	(36,824)	1,932,741	(50,190)

Total	¥1,447,364	(13,454)	1,001,521	(80,470)	2,448,885	(93,924)

2004:
Fixed maturities (*)	¥1,619,245	(85,152)	189,632	(2,644)	1,808,877	(87,796)
Equity securities	101,521	(8,682)	16,461	(1,743)	117,982	(10,425)

Total	¥1,720,766	(93,834)	206,093	(4,387)	1,926,859	(98,221)

(*)	Primarily relates to the “Other government and governmental agencies and authorities” category.

Unrealized losses of fixed maturities above were mainly caused by changes in interest rate. The Company has the positive ability and intent to hold these investments until a market price recovery. Therefore the Company doesn’t consider these securities to be other than temporary impaired.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

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

The Company recognized impairment losses on investment securities - other than investments in related parties in the amount of ¥12,226 million ($114,262 thousand), ¥33,930 million and ¥119,108 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Trading gains for the years ended March 31, 2005 and 2004 that relate to trading securities still held at March 31, 2005 and 2004 amounted to ¥879 million ($8,215 thousand) and ¥837 million, respectively.

The Company recognized impairment losses on certain of its investment real estate in the amount of ¥3,540 million ($33,084 thousand), ¥3,159 million and ¥5,034 million for the years ended March 31, 2005, 2004 and 2003, respectively. Considering the state of Japanese real estate market, tests for impairment were performed as of March 31, 2005 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the fair value fell bellow the carrying amount. The fair value is primarily estimated based on market prices or appraisals if market prices are not available. The impairment losses are included in realized gains (losses) on investments for the years ended March 31, 2005, 2004 and 2003 in the property and casualty segment.

On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to the held to maturity category. This transfer was based on the Company’s review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥6,799 million ($63,542 thousand) and ¥7,261 million at March 31, 2005 and 2004, respectively.

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2005 and 2004 were as follows:

	(Yen in millions)
	Total recorded investment	Valuation allowances -specific
2005:
Mortgage loans on real estate	¥10,476	4,268
Unsecured loans	6,936	2,725

	¥17,412	6,993

2004:
Mortgage loans on real estate	¥13,408	6,110
Collateral and bank-guaranteed loans	7	7
Unsecured loans	17,808	9,807

	¥31,223	15,924

In addition, based on the Company’s past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥3,205 million ($29,953 thousand) and ¥3,808 million at March 31, 2005 and 2004, respectively.

The activity in valuation allowances for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005	2004	2003
Balance at beginning of year	¥19,732	36,835	32,745
Adjustment in connection with the acquisition (note 2)	—	—	9,129
Charges to income	(3,737)	(9,415)	1,091
Principal charge-offs	(5,797)	(7,688)	(6,130)

Balance at end of year	¥10,198	19,732	36,835

During the years ended March 31, 2005, 2004 and 2003, the average recorded investment in impaired loans amounted to ¥24,318 million ($227,271 thousand), ¥48,610 million and ¥63,674 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥277 million ($2,589 thousand), ¥873 million and ¥1,309 million, respectively. At March 31, 2005 and 2004, the amount of loans that were non-income producing during the preceding twelve months amounted to ¥2,016 million ($18,841 thousand) and ¥3,251 million, respectively.

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The Company’s investments in Toyota Motor Corporation and its affiliates amounting to ¥401,203 million ($3,749,561 thousand) and ¥443,399 million at March 31, 2005 and 2004, respectively, exceeded 10% of stockholders’ equity.

4. Reinsurance

In the ordinary course of business, the Company cedes risks to other insurance companies in order to better diversify its risks and limit potential losses arising from large catastrophic loss risks, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Reinsurance contracts involve reinsurers sharing a proportional part of the original premiums and losses under the underlying insurance contracts being reinsured. The Company generally arranges this type of reinsurance in the form of a reinsurance treaty arrangement, where the Company is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining separate prior consent to each cession from the reinsurers. The Company’s proportional treaty reinsurance arrangements include:

• CALI Reinsurance

The Company writes compulsory automobile liability insurance (“CALI”) in the Japanese market, which is required for registration and periodic inspections of automobiles in Japan. Licensed non-life insurance companies in Japan are required to offer CALI to customers, and all of the premiums written for and losses arising from these policies are required by statute to be reinsured with the CALI Reinsurance Pool, itself a Japanese government-controlled entity in which insurers offering CALI policies participate. This mandatory pooling arrangement distributes the risk of loss equitably among participating insurers.

Our proportionate share of assumed losses is assessed by the CALI Reinsurance Pool as they are paid by this entity. We establish loss reserves for losses assumed under the program based on actual losses reported to us by the CALI Reinsurance Pool and our estimate of incurred but not reported losses under the program.

The following table shows the Company’s reinsurance premiums assumed and reinsurance premiums ceded relating to CALI reinsurance for the years ended March 31, 2005, 2004 and 2003:

	(Yen in millions)
	2005	2004	2003
Reinsurance premiums assumed	¥261,545	264,757	212,420
Reinsurance premiums ceded	¥235,653	242,241	240,178

The following table shows the Company’s unearned premiums assumed and loss reserve assumed relating to CALI reinsurance as of March 31, 2005 and 2004:

	(Yen in millions)
	2005	2004
Unearned premiums assumed	¥273,418	260,183
Loss reserve assumed	¥268,934	210,871

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

• Earthquake Reinsurance

The Company writes earthquake insurance in the Japanese market and reinsures a portion of these risks pursuant to the Japanese Law Concerning Earthquake Insurance, which contemplates a partial reinsurance arrangement for earthquake insurance policies for dwellings and their contents.

Accordingly, when the Company writes an eligible policy, the Company generally cedes the entire risk and the associated premiums to Japan Earthquake Reinsurance Company Limited (“JER”), a private company owned by major Japanese non-life insurance companies. JER then retrocedes a portion of the risk assumed to participating insurers in a retrocession contract. Under this retrocession contract, a participating insurer, such as the Company, does not receive a retrocession premium in cash, but rather the insurer receives a contractual right to the funds held by JER, which represents cumulative retrocession premiums plus accumulated interest. The Company treats this contractual right to the funds held by JER as a deposit asset.

Our proportionate share of assumed losses is assessed by JER as they are paid by JER, and the amount of assessed losses is deducted by JER from our deposit balance held by JER. We establish loss reserves for losses assumed under the program based on actual losses reported to us by JER and our estimate of incurred but not reported losses under the program.

The following table shows the Company’s reinsurance premiums assumed and reinsurance premiums ceded relating to JER for the years ended March 31, 2005, 2004 and 2003:

	(Yen in millions)
	2005	2004	2003
Reinsurance premiums assumed	¥5,284	4,930	4,550
Reinsurance premiums ceded	¥29,828	27,593	24,777

The following table shows the Company’s unearned premiums assumed and loss reserve assumed relating to JER as of March 31, 2005 and 2004:

	(Yen in millions)
	2005	2004
Unearned premiums assumed	¥—	—
Loss reserve assumed	¥—	—

During each of the years ended March 31, 2005 and 2004, no significant earthquake losses were outstanding since no significant earthquake losses were charged to the Company through JER. Accordingly, the Company did not have any material JER earthquake loss reserves as of March 31, 2005 and 2004.

The Company also cedes facultative reinsurance which, unlike a treaty reinsurance arrangement, generally requires separate prior consent from each reinsurer for each risk ceded. The Company’s facultative reinsurance arrangements include proportional and excess-of-loss reinsurance, and the Company generally cedes facultative reinsurance if and when it determines that underwriting capacity provided by treaty reinsurance is not sufficient to address its desired risk profile.

With respect to treaty and facultative reinsurance policies, the Company generally cedes risks under prospective reinsurance contracts, which are accounted for in accordance with SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” as short-duration reinsurance contracts. The Company records amounts paid for prospective reinsurance as prepaid reinsurance premiums and

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

amortizes the premiums into expense over the contract periods in proportion to the amount of reinsurance protection provided. The asset captioned “reinsurance recoverable on losses” represents the Company’s estimate of amounts recoverable from reinsurers on reported and unreported losses and claims and loss adjustment expenses. In accordance with SFAS 113, the Company estimates reinsurance recoverable amounts in a manner consistent with losses and claims and loss adjustment expense associated with the underlying insurance. In accordance with SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, the Company recognizes its assumption of mandatory retrocession of CALI policies and retrocession from JER as premium revenue, while the Company treats the contractual rights to the funds withheld by JER as a deposit asset. Assumed retrocession losses are estimated and recorded on an incurred basis in accordance with SFAS 60.

The Company is exposed to contingent liability with respect to reinsurance ceded which would become an actual liability to the extent that any reinsurers failed to meet its obligations to the Company. Accordingly, the Company regularly performs credit risk reviews on our reinsurers and counterparties. No material amounts were considered uncollectible and no material provisions were made for this contingency as of March 31, 2005, 2004 and 2003.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005	2004	2003
Property and casualty:
Premiums written:
Direct	¥1,965,550	1,978,555	1,987,463
Assumed	353,571	374,219	325,347
Ceded	(393,714)	(407,528)	(414,253)

Net premiums written	¥1,925,407	1,945,246	1,898,557

Premiums earned:
Direct	¥1,953,162	1,952,151	1,952,534
Assumed	352,067	297,597	190,135
Ceded	(409,579)	(389,545)	(381,701)

Premiums earned	¥1,895,650	1,860,203	1,760,968

Losses, claims incurred:
Direct	¥1,281,003	1,100,584	1,064,457
Assumed	321,211	242,720	174,561
Ceded	(339,781)	(294,786)	(285,337)

Losses, claims incurred	¥1,262,433	1,048,518	953,681

Life:
Premiums earned:
Direct	¥254,397	242,472	256,852
Assumed	—	—	0
Ceded	(1,028)	(919)	(875)

Premiums earned	¥253,369	241,553	255,977

Prepaid reinsurance premiums	¥302,886	318,432	300,847
Reinsurance recoverable on losses	¥520,733	447,111	450,345

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

5. Deferred Policy Acquisition Costs

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	(Yen in millions)
	2005	2004	2003
Property and casualty:
Deferred at beginning of year	¥328,411	323,865	221,914
Adjustment in connection with the acquisition (note 2)	—	—	99,663
Paid during year:	524,499	543,373	546,766

	852,910	867,238	868,343
Foreign currency translation adjustments	(21)	(234)	(331)
Deferred at end of year	317,174	328,411	323,865

Policy acquisition costs	535,715	538,593	544,147

Life:
Deferred at beginning of year	124,992	98,615	79,809
Paid during year	54,737	46,762	45,717

	179,729	145,377	125,526
Deferred at end of year	150,900	124,992	98,615

Policy acquisition costs	28,829	20,385	26,911

Total policy acquisition costs	¥564,544	558,978	571,058

6. Property and Equipment

A summary of property and equipment is as follows:

	(Yen in millions)
	2005	2004
Land	¥85,823	83,960
Buildings	239,196	222,299
Furniture and equipment	60,176	63,746
Construction in progress	39	5,925

Total at cost	385,234	375,930
Less accumulated depreciation	187,701	182,862

Net property and equipment	¥197,533	193,068

Depreciation of property and equipment included in other operating expenses amounted to ¥16,079 million ($150,271 thousand), ¥15,236 million and ¥11,426 million for the years ended March 31, 2005, 2004 and 2003, respectively.

7. Goodwill and Present Value of Future Profit

On February 2, 2004, the Company acquired Skandia Life Insurance Co. (Japan) Limited (“Skandia Japan”) based in Tokyo, Japan, for a cost of ¥20,339 million which was paid in cash. Skandia Japan was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Financial Life”) at April 2, 2004. Financial Life’s main product is variable annuity.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Goodwill of ¥9,934 million and present value of future profit (“PVFP”) of ¥14,744 million was recognized on the balance sheet as of March 31, 2004. The Company tests goodwill and reviews PVFP for impairment. As a result, no impairments were recognized for the year ended March 31, 2005.

The balance of and changes in PVFP as of and for the years ended March 31, 2005 and 2004, are as follows:

	(Yen in millions)
	2005	2004
Balance at beginning of year	¥14,744	¥—
Acquisition	—	14,744
Amortization	(2,110)	—
Interest	325	—

Balance at end of year	¥12,959	¥14,744

The interest accrual rates, which vary by products, range from 1.86% to 2.54%.

Amortization of PVFP and interest accrued on the unamortized PVFP are included in other operating expenses.

The following table shows the estimated future amortization of the PVFP balance during each of the next five years:

(Yen in millions)
2006	¥1,166
2007	1,045
2008	1,166
2009	1,145
2010	1,092
Thereafter	7,345

Total PVFP	¥12,959

The Goodwill and PVFP were derived from life insurance business.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

8. Liability for Unpaid Losses and Claims and Loss Adjustment Expenses

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2005, 2004 and 2003:

	(Yen in millions)
	2005	2004	2003
Balance at beginning of year	¥1,221,146	1,131,884	875,463
Less reinsurance recoverables	342,217	342,132	247,861

Net balance at beginning of year	878,929	789,752	627,602

Adjustment in connection with the acquisition (note 2)	—	—	141,940
Incurred related to:
Current year	1,326,179	1,116,582	1,029,655
Prior years	5,140	9,325	438

Total incurred	1,331,319	1,125,907	1,030,093

Paid related to:
Current year	722,166	588,432	590,791
Prior years	495,793	446,825	417,105

Total paid	1,217,959	1,035,257	1,007,896

Foreign currency translation adjustments	970	(1,473)	(1,987)
Net balance at end of year	993,259	878,929	789,752
Plus reinsurance recoverables	351,937	342,217	342,132

Balance at end of year	¥1,345,196	1,221,146	1,131,884

Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)
	2005	2004
Property and casualty:
Unpaid losses	¥351,937	342,217
Paid losses	168,144	104,528
Life	652	366

Total reinsurance recoverable on losses	¥520,733	447,111

In prior years, the Company issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The Company has received and continues to receive notices of potential claims asserting environmental pollution and asbestos losses under those insurance policies. Significant factors which affect the trends that influence the Company’s ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

environmental pollution and asbestos claims with the same degree of reliability as with other types of claims. The Company believes insurance claim reserves under insurance and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance claim reserves at March 31, 2005.

9. Reserve for Future Policy Benefits and Losses and Policyholders’ Contract Deposits

The analysis of the future policy benefits and losses and policyholders’ contract deposits at March 31, 2005 and 2004 were as follows:

	(Yen in millions)
	2005	2004
Future policy benefits and losses:
Traditional long-duration contract	¥971,759	¥837,739
Non traditional long-duration contract	5,025	3,334
Short-duration contract	5,552	5,853

Total future policy benefits and losses	¥982,336	¥846,926

Policyholders’ contract deposits:
Deposit-type insurance	¥2,247,517	¥2,326,668
Endowment	92,326	86,365
Individual annuity	262,177	248,388
Group Annuity	11,236	13,851
US Dollar denominated annuity	—	24,731
Others	12,416	11,736

Total investment contracts	2,625,672	2,711,739

Variable contract	200,986	—
US Dollar denominated annuity	179,341	—

Total universal-life type contracts	380,327	—

Total policyholders’ contract deposits	¥3,005,999	¥2,711,739

Traditional long-duration contract liabilities included in future policy benefits and losses, as presented in the table above, result from traditional life products. Nontraditional long-duration contract liabilities represent liabilities for GMDB. See note 10 for further information of nontraditional long-duration contract. Short-duration contract liabilities primarily consist of unearned premium and benefit reserves for group life products.

The liability for future policy benefits and losses has been established based on the following assumptions:

•	Future investment yields, which vary by year of issuance and products, range from 1.00% to 3.10%.

•	Mortality, morbidity and surrender rates are based upon actual experience.

Participating life business represented approximately 53% of the gross insurance in-force at March 31, 2005 and 45% of the gross premiums for the year ended March 31, 2005. The amount of annual dividends to be paid is determined by the Boards of Directors of life insurance subsidiaries. Policyholder dividends on participating insurance amounted to ¥3,913 million ($36,570 thousand) for the year ended March 31, 2005.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The liability for investment contract has been established based on the following assumptions:

•	Interest rates credited on deposit-type insurance, which vary by month of issuance and policy period, range from 0.06 % to 5.50%. Interest rates credited on endowments and deferred annuities, which vary by year of issuance, range from 1.00 % to 3.10%. Interest rates on group annuity are guaranteed at 0.75%.

The liability for universal-life type contract has been established based on the following assumptions:

•	Interest rates credited on US dollar denominated annuity, which vary by month of issuance and policy period, range from 2.63 % to 4.22%.

•	For variable contracts, policy values are expressed in term of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units.

Pursuant to the adoption of SOP 03-1, on April 1, 2004, the Company re-examined its product classifications based on the new guidance on the significance of mortality and morbidity. As a result, the Company reclassified its US dollar denominated annuities from investment contracts to universal-life type (insurance) contracts.

10. Certain Nontraditional Long-duration Contracts

The Company issues variable annuity, variable life and US Dollar denominated annuity where the Company contractually guarantees to the policyholder a death benefit even when there is insufficient value to cover policy charges.

Liabilities for GMDB are included in “Future policy benefits and losses” at March 31, 2005 and changes in liabilities for GMDB are included in “Policy benefits and losses for life” for the year ended March 31, 2005.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

Details concerning the Company’s GMDB exposures of March 31, 2005 are as follows:

(Yen in millions, except age)
Account Value	¥370,586
Amount at Risk	¥13,975
Average Attained Age	41-61

The following summarizes GMDB liabilities:

(Yen in millions)
Balance at beginning of year	¥3,375
Reserve increase	2,057
Benefits paid	(407)
Balance at end of year	¥5,025

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The GMDB liability is determined each period end by estimating the accumulated value of a percentage of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The percentage of assessments used is chosen such that, at issue, the present value of expected death benefits in excess of the projected account balance and the percentage of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB liability balance, with a related charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

In accordance with SOP 03-1, the present value of death benefits in excess of the projected account balance and the present value of total expected assessments for GMDB’s were determined over a reasonable range of stochastically generated scenarios.

11. Income Taxes

Total income taxes for the years ended March 31, 2005, 2004 and 2003 were allocated as follows:

	(Yen in millions)
	2005	2004	2003
Income before extraordinary items and cumulative effect of accounting changes	¥28,431	49,385	71,614
Cumulative effect of accounting changes	(15)	—	—
Other comprehensive income:
Unrealized appreciation (depreciation) of securities during the year	31,773	320,315	(188,667)
Minimum pension liability adjustments	638	11,779	(22,613)

	¥60,827	381,479	(139,666)

Total income tax expensed (benefit) for the years ended March 31, 2005, 2004 and 2003 is made up of the following components:

	(Yen in millions)
	2005	2004	2003
Current income tax expense:
Parent company and domestic subsidiaries	¥46,810	48,373	92,045
Foreign subsidiaries	1,844	1,642	890

Total current income tax expense	48,654	50,015	92,935

Deferred income tax (benefit) expense:
Parent company and domestic subsidiaries	(20,254)	(466)	(20,409)
Foreign subsidiaries	31	(164)	(912)

Total deferred income benefit	(20,223)	(630)	(21,321)

Total income tax expense	¥28,431	49,385	71,614

Total income tax expense shown above have been based on the following components of income before income tax expense, extraordinary items and cumulative effect of accounting changes for the years ended March 31, 2005, 2004 and 2003.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

	(Yen in millions)
	2005	2004	2003
Parent company and domestic subsidiaries	¥99,389	139,501	199,974
Foreign subsidiaries	7,217	12,766	1,334

Total	¥106,606	152,267	201,308

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2005, 2004 and 2003.

The effective tax rates of the Company for the years ended March 31, 2005, 2004 and 2003 differ from the Japanese normal income tax rates for the following reasons:

	2005	2004	2003
Japanese normal income tax rate	36.0%	36.0%	36.0%
Tax credit for dividends received	(9.5)	(3.8)	(3.0)
Expenses not deductible for tax purposes	1.9	1.5	0.9
Other	(1.7)	(1.3)	1.7

Effective tax rate	26.7%	32.4%	35.6%

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004 are presented below:

	(Yen in millions)
	2005	2004
Deferred tax assets:
Net unpaid and unreported losses	¥126,065	107,303
Future policy benefits and losses	9,387	11,342
Retirement and severance benefits	53,437	52,331
Minimum pension liability adjustments	38,291	38,929
Valuation allowance for credit losses	4,943	5,701
Property, equipment and other assets	40,018	47,816
Derivatives	31,087	37,868
Operating loss carryforwards for tax purposes Policyholders’ contract deposits	4,636 13,366	3,997 14,196
Other	16,639	23,742
Valuation allowance	(527)	(833)

Total deferred tax assets	337,342	342,392

Deferred tax liabilities:
Net unearned premiums	(82,114)	(80,200)
Deferred policy acquisition costs	(168,056)	(162,425)
Fair value adjustments to securities recognized in income	(58,503)	(74,306)
Derivatives	(58,166)	(71,431)
Other	(14,631)	(17,878)

Total deferred tax liabilities	(381,470)	(406,240)

Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	(44,128)	(63,848)
Deferred taxes on unrealized appreciation of securities	(673,125)	(641,352)

Net deferred tax liabilities	(717,253)	(705,200)
Deferred tax assets not to be offset, included in other assets	1,688	—

Gross deferred tax liabilities	(718,941)	(705,200)
Income taxes currently payable	(14,388)	(4,024)

Income tax liability	¥(733,329)	(709,224)

The valuation allowance was recorded related to tax benefits associated with operating loss carryforwards for tax purposes of Financial Life. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets. The valuation allowance decreased by ¥306 million ($2,860 thousand) for the year ended March 31, 2005 reflecting the expiration of operating loss carryforwards for tax purposes of previous fiscal years. At March 31, 2005, these carryforwards amounting to ¥12,804 million ($119,664 thousand) are scheduled to expire from 2006 through 2012.

The Company has undistributed retained earnings of foreign subsidiaries amounting to ¥16,907 million ($158,009 thousand) and ¥14,827 million at March 31, 2005 and 2004, respectively. The company does not

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

provide tax liabilities for these earnings because it is not apparent that these earnings will be repatriated in the foreseeable future. Determining the tax liability that would arise if these earnings were remitted is not practicable.

12. Retirement and Severance Benefits

Employees of the Company are covered by the defined retirement and severance benefit plans. Primary plans are described below.

The Company has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government. Effective October 1, 2004, the Company amended the plan to introduce a “point” based funded pension plan. Under the new plan, the pension payments are based on accumulated “points” vested each year by the employees’ rank and certain other factors. As a result of the plan amendment, the projected benefit obligation decreased by ¥ 22,547 million at October 1, 2004 and resulted in an unrecognized prior service cost, which is recognized in future service periods.

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The Company uses a March 31 measurement date of its plans. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	(Yen in millions)
	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	¥518,258	532,931
Adjustment in connection with the acquisition	—	38
Service cost	15,349	23,964
Interest cost	9,918	7,829
Plan participants’ contributions	1,723	2,758
Amendments	(22,820)	2,909
Actuarial gain (loss)	3,957	(29,179)
Benefits paid	(22,836)	(22,998)
Foreign currency translation adjustments	—	6

Benefit obligation at end of year	¥503,549	518,258

Change in plan assets:
Fair value of plan assets at beginning of year	¥199,333	175,559
Actual return on plan assets	6,761	5,711
Employer contributions	15,911	20,683
Plan participants’ contributions	1,723	2,758
Benefits paid	(6,009)	(5,378)

Fair value of plan assets at end of year	¥217,719	199,333

Funded status	¥(285,830)	(318,925)
Unrecognized net actuarial loss	145,018	152,748
Unrecognized prior service cost	(14,678)	7,620

Net amount recognized	¥(155,490)	(158,557)

Amounts recognized in the balance sheets consist of:
Accrued benefit liability	¥(285,011)	(292,054)
Intangible asset	23,156	25,362
Accumulated other comprehensive income	106,365	108,135

Net amount recognized	¥(155,490)	(158,557)

The accumulated benefit obligation for all the defined retirement and severance benefit plans was ¥500,328 million ($4,675,963 thousand) at March 31, 2005, and ¥488,954 million at March 31, 2004. In all the plans, projected benefit obligation and accumulated benefit obligation exceeded its plan assets.

Weighted-average actuarial assumptions used to determine benefit obligation at March 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	2.0%	2.0%
Rate of salary increase	0.4%	0.7-1.7%

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The components of net periodic benefit cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	(Yen in millions)
	2005	2004	2003
Components of net periodic benefit cost:
Service cost	¥15,349	23,964	19,148
Interest cost	9,918	7,829	10,874
Expected return on plan assets	(3,956)	(3,250)	(3,108)
Amortization of prior service cost	(522)	1,031	805
Recognized actuarial loss	8,878	11,663	7,162

Net periodic benefit cost	¥29,667	41,237	34,881

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

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	2.0%	1.5%	2.5%
Rate of salary increase	0.7-1.7%	0.6-1.7%	1.8%
Expected long-term return on plan assets	1.9%	1.8-2.0%	1.3-2.0%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. This assumption is reviewed annually giving consideration to plan asset allocation, historical returns on plan assets and other relevant market data.

The Company’s pension plan assets are mainly invested with the long-term objective of earning sufficient amounts to cover expected benefit obligation, within the risk it can take. The asset allocation by major asset class of the Company’s pension plan at March 31, 2005 and 2004, and the target allocation percentage for 2006 are as follows:

	(% of Total plan assets)	(Yen in millions)
	2006(target)	2005	2004
Fixed maturities	45%	¥89,014	74,153
Equity securities	15	41,765	36,387
Other	40	86,940	88,793

Total plan assets	100%	¥217,719	199,333

Other shown in the above table mainly consists of investment trusts with minimum interest rate guarantee.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The Company expects to contribute ¥9,209 million ($86,065 thousand) to its pension plan in 2006. Estimated future benefit payments are as follows:

	(Yen in millions)
	Funded plans	Unfunded plans	Total
2006	¥7,794	13,970	21,764
2007	8,087	14,450	22,537
2008	8,613	14,545	23,158
2009	9,145	13,637	22,782
2010	9,760	13,265	23,025
2011 to 2015	57,730	59,755	117,485

The Japanese government issued a new law concerning defined benefit plans in June 2001. This law allows a company, at its own discretion, to transfer to the government a portion of its pension plan which substitutes for the welfare pension plan administered by the government. In order to transfer the substitutional portion, a company must first make an application to the government for an exemption from the obligation to pay benefits for future employee service. After obtaining the first approval, a company must make a final application for separation of the benefit obligation related to past employee services. After obtaining the final approval, a company will transfer the benefit obligation related to past employee services as well as the related government-specified portion of its plan assets. A company accounts for the entire separation process upon completion of the transfer of the benefit obligation and related plan assets in a single settlement transaction, in accordance with the provisions of EITF 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. Under this approach, the difference between the benefit obligation settled and the related plan assets transferred to the government, determined pursuant to the government formula, is accounted for separately as a government subsidy. The derecognition of previously accrued salary progression at the time of settlement is accounted for separately from the government subsidy.

In June 2004, Tokio Marine, a wholly owned subsidiary of the Company, obtained the first approval from the government. The transfer is expected to be completed in fiscal year ending March 31, 2006. The Company expects to recognize a gain of ¥14,431 million ($134,869 thousand) upon completion of the transfer. This consists of ¥41,994 million ($392,467 thousand) of a subsidy from the government, ¥8,647 million ($80,813 thousand) of derecognition of previously accrued salary progression and ¥36,210 million ($338,411 thousand) of recognition of related unrecognized actuarial loss.

13. Debt Outstanding

Short-term debt outstanding at March 31, 2005 and 2004 comprised the following:

	(Yen in millions)
	2005	2004
Loans, 0.02% to 0.89%	¥7,031	3,000
Equity linked notes, 2.20% to 28.00%	1,283	1,716
Fixed rate notes, 0.01% to 0.76%	7,094	8,000

Total short-term debt	¥15,408	12,716

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Long-term debt outstanding at March 31, 2005 and 2004 comprised the following:

		(Yen in millions)
	Due	2005	2004
Loans, 0.03% to 3.99%	2006-2015	¥36,512	10,627
Equity linked notes, zero coupon	2006-2007	17,994	6,192
Fixed rate notes, 0.14% to 1.43%	2005-2013	27,030	19,024
Floating rate notes, 0.06%	2005	—	2,000
Credit linked notes, 1.99% to 11.92%	2007	21,954	22,644
Unsecured bonds, 1.47% to 2.78%	2006-2021	135,703	135,843
Other notes	2007-2034	16,286	4,400

Total long-term debt		¥255,479	200,730

Non-recourse loans of ¥32,996 million ($308,374 thousand) borrowed by VIEs required to be consolidated under the FIN 46R are included in loans at March 31, 2005. See note 3 for further information.

Maturities of long-term debt at March 31, 2005 are as follows:

(Yen in millions)
2006	¥67,731
2007	58,528
2008	4,486
2009	5,076
2010	65,922
Thereafter	53,736

Total long-term debt	¥255,479

The proceeds of these debts were used primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

The Company leases certain property and equipment under noncancelable lease agreements. At March 31, 2005 and 2004, obligations under capital leases which were included in other liabilities amounted to ¥7,850 million ($73,364 thousand) and ¥6,115 million. Of this amount, the obligations due within one year amounted to ¥3,562 million ($33,290 thousand) at March 31, 2005.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

14. Fair Values of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of estimated fair value for all financial instruments. See note 17 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company’s nonderivative financial instruments at March 31, 2005 and 2004 are as follows:

	(Yen in millions)
	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Policy loans	¥38,567	38,567	33,610	33,610
Mortgage loans on real estate	71,033	70,935	129,076	130,040
Mortgage loans on vessels and facilities	10,979	11,378	20,356	19,989
Collateral and bank-guaranteed loans	11,250	12,465	18,542	22,868
Unsecured loans	359,696	367,430	357,504	363,411
Money trust	27,262	27,262	22,797	22,797
Short-term investments	691,769	691,769	881,897	881,897
Investment contracts	(2,625,672)	(2,831,690)	(2,711,739)	(2,918,410)
Debt outstanding	(270,887)	(278,198)	(213,446)	(220,370)

Effective with the adopted SOP 03-1, the Company changed the product classification of US dollar denominated annuity from investment contract to universal-life type contract at April 1, 2004. Therefore, the carrying amounts and fair values of investment contracts at March 31, 2005 do not include those of US dollar denominated annuity.

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Investment contracts

The fair values of investment contracts were estimated using discounted cash flow calculations based on market interest rates currently prevailing for similar contracts with similar maturities. The cash flows used in fair value calculation were based on the best estimate assumptions of lapse rates and other factors.

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

15. Statutory Capital and Dividend Availability

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings’ non-consolidated statutory books of account in accordance with Japanese GAAP and the Commercial Code of Japan. Millea Holdings had retained earnings in the amount of ¥345,869 million ($3,232,421 thousand), capital surplus in the amount of ¥320,166 million ($2,992,206 thousand) and treasury stock in the amount of ¥10,760 million ($100,561 thousand) as of March 31, 2005. All of the retained earnings as of March 31, 2005 are available for dividends. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2005 for dividends subsequently proposed to and approved by Millea Holdings’ stockholders in the aggregate amount of ¥18,919 million ($176,813 thousand) at the ordinary general meeting of stockholders held on June 28, 2005.

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

In fiscal 2005, pursuant to the new Article, the Board of Directors approved repurchase of up to 67,200 shares with an aggregate value of no more than ¥85,000 million ($794,393 thousand), pursuant to which Millea Holdings repurchased 54,842 shares at a cost of ¥83,392 million ($779,364 thousand) by March 31, 2005.

On July 9, 2004 and March 14, 2005, Millea Holdings cancelled in aggregate 130,000 shares held as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. The amount of this cancellation of treasury stock was ¥179,843 million ($1,680,776 thousand).

In fiscal 2006, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, the Board of Directors approved repurchase of up to 7,000 shares with an aggregate value of no more than ¥9,000 million ($84,112 thousand), pursuant to which Millea Holdings repurchased 5,981 shares at a cost of ¥8,999 million by May 20, 2005. At June 28, 2005, the Board of Directors approved repurchase of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as follows: (a) aggregate number of shares authorized for repurchase is up to 17,500 shares, (b) aggregate value of shares authorized for repurchase is up to ¥20,000 million, (c) repurchase would be made from June 29, 2005 through September 9, 2005.

The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins by the Japanese regulatory authorities. At March 31, 2005, these subsidiaries had sufficient capital surplus in their respective statutory stockholders’ equity to satisfy the solvency margin requirements.

In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥110,585 million ($1,033,505 thousand) in 2005, ¥230,871 million in 2004 and ¥49,605 million in 2003, and stockholders’ equity of ¥2,316,761 million ($21,651,972 thousand) at March 31, 2005 and ¥2,329,735 million at March 31, 2004.

The amounts of statutory net income (loss) for the years ended March 31, 2005, 2004 and 2003, and stockholders’ equity at March 31, 2005 and 2004 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)
	2005	2004	2003
Statutory net income (loss):
Property and casualty	¥103,413	123,969	112,615
Life	(5,525)	0	(966)

	(Yen in millions)
	2005	2004
Statutory stockholders’ equity:
Property and casualty	¥2,334,819	2,329,686
Life	47,738	37,362

The amount of undistributed retained earnings of affiliates which were accounted for by the equity method were ¥34,780 million ($325,047 thousand) and ¥9,002 million at March 31, 2005 and 2004, respectively.

16. Commitments and Contingent Liabilities

At March 31, 2005 and 2004, commitments outstanding for the purchase of property and equipment approximated ¥5,421 million ($50,664 thousand) and ¥10,136 million, respectively. At March 31, 2005 and 2004, commitments outstanding for loan commitments were ¥84,259 million ($787,467 thousand) and ¥11,198 million, respectively.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2005, 2004 and 2003 aggregated ¥15,219 million ($142,234 thousand), ¥15,302 million and ¥14,694 million, respectively.

The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The Company’s maximum potential amount of future payments under the credit default swaps was approximately ¥1,902,280 million ($17,778,318 thousand) and ¥1,981,668 million at March 31, 2005, and 2004 respectively. The carrying amount of the assets related to these credit default swaps was ¥2,862 million ($26,748 thousand) at March 31, 2005, and the carrying amount of the liabilities was ¥167 million at March 31, 2004. Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral, however, the value of such property or collateral has not been determined. See also note 17 for discussion on credit default swaps.

The Company also enters into certain derivative contracts that could meet the definition of a guarantee. These derivative contracts include certain written options. The Company’s maximum potential amount of future payments under the options was ¥51,609 million ($482,327 thousand) and ¥64,846 million at March 31, 2005, and 2004 respectively. At March 31, 2005 and 2004, the carrying amount of these options was ¥222 million ($2,075 thousand) and ¥403 million, respectively. The notional amount of these derivative contracts were disclosed as information of the maximum potential amount because they could not be estimate due to factors such as interest rates theoretically unlimited.

Guarantees are used in various transactions to enhance the credit standing of the Company’s customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds, etc., to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees as of March 31, 2005 was approximately ¥839 million ($7,841 thousand). At March 31, 2005, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties’ operating assets. Once the Company assumes the guaranteed parties’ obligation, the Company acquires the right of the collateral.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2005, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

See note 8 for the information of contingent liabilities associated with environmental pollution and asbestos exposure.

17. Derivative Financial Instruments

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company’s risk exposure, they do not qualify for hedge accounting under

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

SFAS No.133, as amended. All derivatives are recognized on the consolidated balance sheets at fair value as “derivative assets” or “derivative liabilities,” with the changes in fair value recognized currently in earnings as “gains (losses) on derivatives.”

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

In certain cases, the Company uses hedge accounting under SFAS No.133 as amended, by designating interest rate swaps that are utilized to hedge the interest risks of bonds and borrowings as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in net investment income. Ineffective portion of derivatives accounted for hedge accounting was not material to the operation of the Company for the year ended March 31, 2005 and 2004, respectively.

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

In certain cases, the Company uses hedge accounting under SFAS No.133, as amended, by designating foreign exchange forwards or currency swaps that are utilized to hedge the foreign exchange risks arising from asset-backed securities (ABS) as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in gains (losses) on derivatives.

The discount or premium on these hedging instruments was excluded from the assessment of hedge effectiveness and the changes in fair value of the excluded components were recorded in gains (losses) on derivatives.

(c) Derivatives used for other purposes

The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller. See note 16 for further information.

The Company uses bond futures, equity index futures and other instruments to manage market risks.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

In certain cases, the Company uses hedge accounting under SFAS No.133, as amended, by designating other derivative instrument that are utilized to hedge fair value of securities available for sale. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in realized gains(losses) on investments.

The Company uses foreign exchange forwards, bond futures, equity index options, equity index futures, commodity swaps and other instruments to earn investment returns.

The carrying amounts and the fair values of the Company’s derivative financial instruments at March 31, 2005 and 2004 are as follows:

	(Yen in millions)
	Assets	Liabilities
2005:
Interest rate swaps	¥183,902	(118,606)
Foreign exchange forwards	227	(3,509)
Currency swaps	13,017	(17,269)
Credit default swaps	3,055	(5,446)
Bond futures	400	(1,017)
Equity index options	1,589	(1,225)
Equity index futures	141	(178)
Commodity swaps	10,461	(10,010)
Other	4,399	(2,718)

Total derivatives	¥217,191	(159,978)

2004:
Interest rate swaps	¥203,143	(123,266)
Foreign exchange forwards	1,959	(197)
Currency swaps	13,430	(18,806)
Credit default swaps	4,383	(10,772)
Bond futures	226	(136)
Equity index options	188	(144)
Equity index futures	63	(1,089)
Commodity swaps	1,556	(1,119)
Other	874	(938)

Total derivatives	¥225,822	(156,467)

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

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

Commodity swaps

The fair values of commodity swaps are based upon estimates calculated by the Company’s internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. Business Segments

The Company’s business segment information is derived from the Company’s internal management reporting system used by management to measure the performance of its business segments. The business segment information is based on financial information prepared on a Japanese GAAP basis with certain limited presentation differences from that utilized in the Company’s external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with the consolidated financial statements prepared on an U.S. GAAP basis.

During the year ended March 31, 2005, the Company completed an internal reorganization which included an integration of the Company’s two main operating property and casualty subsidiaries in Japan. Due mainly to this reorganization, the Company has modified its internal management reporting system. This has resulted in a change during the year ended March 31, 2005 of the reportable business segments as well as the internal management information presented. The comparative business segment disclosure presented below for the years ended March 31, 2004 and 2003 has also been reclassified to conform to the presentation for the year ended March 31, 2005.

The Company is currently organized according to the products and services it offers. These segments are as follows:

1.

Property and casualty. The Company writes insurance policies, through its subsidiary Tokio Marine & Nichido, for the following lines of business: Marine; Fire and Allied; Voluntary Automobile; Personal

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Accident; Compulsory Automobile Liability Insurance (“CALI”); and Other, principally covering risks located in Japan (for Marine, covering risks of Japanese businesses located in Japan or elsewhere). The Company’s management evaluates the results of the segment based upon Japanese GAAP premiums written and loss ratio.

2.	Life. The life insurance segment primarily assumes whole-life insurance and medical insurance. The Company’s management evaluates the results of this segment based upon Japanese GAAP income before income tax expense.

3.	Other. The Company engages in certain other businesses, including the investment management business and foreign operations. Such other businesses are not significant on a segmental level.

There is no revenue derived from transactions with a single major external customer amounting to 10% or more of the Company’s revenue for the years ended March 31, 2005, 2004 and 2003.

The Company’s management does not evaluate the results of each segment based upon assets.

The business segment information derived from the Company’s internal management reporting system is summarized in the two types of tables below. The internal reporting presentation differs from that utilized in the Company’s external Japanese GAAP financial reporting. Principal presentational differences are:

•	Summarized income statement. The Company’s internal management reporting is more summarized than that presented in the Company’s external Japanese GAAP financial statements.

•	Subtotals. The external financial reporting does not include the subtotals presented in the internal management reports for P&C underwriting profits nor does it include the P&C loss ratio.

The first set of tables summarizes the information by the three operating segments while the second set of tables provides information on the property and casualty (“P&C”) business by major internal reporting units, in each case for the years ended March 31, 2005, 2004 and 2003.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Information by operating segments is as follows:

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2005:
P&C premiums written (1)	¥1,883,332	—	41,783	1,925,115	(34)	1,925,081
P&C losses paid (2)	(1,122,847)	—	(21,263)	(1,144,110)	96	(1,144,014)
P&C losses adjustment expenses paid (2)	(71,290)	—	(2,547)	(73,837)	1,804	(72,033)
Life premiums (3)	—	491,442	415	491,857	(60,306)	431,551
Policy benefits and losses paid for life (3)	—	(94,681)	(258)	(94,939)	60,671	(34,268)
Underwriting expenses (3)	(592,222)	(70,378)	(24,728)	(687,328)	(29,307)	(716,635)
P&C underwriting profit	96,973	—	(6,755)	—	—	—
P&C loss ratio (4)	63.4%	—	—	—	—	—
Investment income and realized gains on investment (3)	168,409	40,792	8,980	218,181	(31,070)	187,111
Other income (expenses) – net (3) (5)	(130,169)	(372,524)	6,652	(496,041)	11,427	(484,614)

Japanese GAAP income before income tax expense	¥135,213	(5,349)	9,034	138,898	(46,719)	92,179

Total assets (3)	¥9,306,281	2,055,024	357,908	11,719,213	(94,717)	11,624,496

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other Income (expenses) — net includes the following:
(a)	Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2004:
P&C premiums written (1)	¥1,904,225	—	39,405	1,943,630	(21)	1,943,609
P&C losses paid (2)	(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C losses adjustment expenses paid (2)	(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums (3)	—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life (3)	—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses (3)	(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit	285,095	—	4,180	—	—	—
P&C loss ratio (4)	53.5%	—	—	—	—	—
Investment income and realized gains on investment (3)	101,079	33,107	9,765	143,951	(22,834)	121,117
Other income (expenses) – net (3) (5)	(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)

Japanese GAAP income before income tax expense	¥175,961	203	11,059	187,223	(23,005)	164,218

Total assets (3)	¥9,077,139	1,680,809	320,338	11,078,286	(72,030)	11,006,256

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other Income (expenses) — net includes the following:
(a)	Change in liability for: unearned premiums reserves; future benefits; case reserves; and incurred but not reported;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2003:
P&C premiums written (1)	¥1,866,079	—	30,594	1,896,673	(34)	1,896,639
P&C losses paid (2)	(908,883)	—	(18,565)	(927,448)	107	(927,341)
P&C losses adjustment expenses paid (2)	(74,051)	—	(2,143)	(76,194)	1,426	(74,768)
Life premiums (3)	—	443,236	819	444,055	(39,405)	404,650
Policy benefits and losses paid for life (3)	—	(65,095)	(430)	(65,525)	39,385	(26,140)
Underwriting expenses (3)	(609,316)	(53,472)	(18,865)	(681,653)	(25,669)	(707,322)
P&C underwriting profit	273,829	—	(8,979)	—	—	—
P&C loss ratio (4)	52.7%	—	—	—	—	—
Investment income and realized gains on investment (3)	131,611	46,047	9,915	187,573	(80,940)	106,633
Other income (expenses) – net (3)(5)	(243,130)	(371,975)	3,573	(611,532)	18,692	(592,840)

Japanese GAAP income before income tax expense	¥162,310	(1,259)	4,898	165,949	(86,438)	79,511

Total assets (3)	¥8,622,237	1,291,375	299,242	10,212,854	(267,045)	9,945,809

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other Income (expenses) — net includes the following:
(a)	Change in liability for: unearned premiums reserves; future benefits; case reserves; and incurred but not reported;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Information on major P&C internal reporting units is as follows:

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto- mobile	Personal Accident	CALI	Other	Total
2005:
Premiums written (1)	¥65,021	245,583	854,048	149,615	328,847	240,218	1,883,332
Losses paid (2)	34,069	181,422	521,525	60,287	192,041	133,503	1,122,847
Loss adjustment expenses paid (2)	1,790	3,822	37,342	5,103	17,252	5,981	71,290
Loss ratio (3)	55.2%	75.4%	65.4%	43.7%	63.6%	58.1%	63.4%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto- mobile	Personal Accident	CALI	Other	Total
2004:
Premiums written (1)	¥60,780	252,825	871,761	151,062	333,642	234,155	1,904,225
Losses paid (2)	36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid (2)	1,843	3,075	41,729	5,407	17,530	6,046	75,630
Loss ratio (3)	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto- mobile	Personal Accident	CALI	Other	Total
2003:
Premiums written (1)	¥59,002	244,642	893,507	153,233	280,884	234,811	1,866,079
Losses paid (2)	30,636	86,399	504,121	67,861	100,465	119,401	908,883
Loss adjustment expenses paid (2)	1,812	3,081	39,307	6,716	16,822	6,313	74,051
Loss ratio (3)	55.0%	36.6%	60.8%	48.7%	41.8%	53.5%	52.7%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the Company’s internal management reporting system are different from those accompanying consolidated income statement prepared in accordance with U.S. GAAP.

Reconciliation of total premiums per internal management reporting to premiums earned shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005	2004	2003
P&C premiums written	¥1,925,081	1,943,609	1,896,639
Life premiums	431,551	310,892	404,650

Total premiums per internal management reporting	2,356,632	2,254,501	2,301,289

Reclassification of investment contracts or universal-life type contracts of life insurance	(178,182)	(69,339)	(148,673)
Increase in unearned premiums in Japanese GAAP	(69,803)	(128,362)	(142,984)
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for unearned premiums	41,602	50,180	10,089
Other adjustments – net	(1,230)	(5,224)	(2,776)

Premiums earned (U.S.GAAP)	¥2,149,019	2,101,756	2,016,945

Premiums earned (U.S.GAAP) consists of:
P&C premiums	¥1,895,650	1,860,203	1,760,968
Life premiums	253,369	241,553	255,977

Premiums earned (U.S.GAAP)	¥2,149,019	2,101,756	2,016,945

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

Reconciliation of the total amount of the Company’s Japanese GAAP income before income tax expense under its internal management reporting system to income before income tax expense shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005	2004	2003
Japanese GAAP income before income tax expense	¥92,179	164,218	79,511

Reversal of Japanese statutory reserves	(28,685)	61,662	70,537
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for incurred but not reported and loss adjustment expense accruals	(33,129)	(74,830)	9,122
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for unearned premiums	41,602	50,180	10,089
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for future policy benefits and losses	17,781	13,380	26,495
Adjustment to recognize deferred policy acquisition cost	14,671	30,923	6,994
Adjustment for book value difference between Japanese GAAP and U.S.GAAP for realized gains (losses) on investments	29,311	(21,422)	(19,488)
Adjustment for accounting difference between Japanese GAAP and U.S.GAAP for gains (losses) on derivatives	(22,658)	(66,432)	24,971
Adjustment to remove amortization of negative goodwill in Japanese GAAP	(4,861)	(8,404)	(8,421)
Other	395	2,992	1,498

Income before income tax expense (U.S.GAAP)	¥106,606	152,267	201,308

Reconciliation of the total amount of the Company’s Japanese GAAP total assets under its internal management reporting system to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2005 and 2004 is as follows:

	(Yen in millions)
	2005	2004
Japanese GAAP total assets	¥11,624,496	11,006,256

Adjustment to recognize deferred policy acquisition costs	468,074	453,403
Adjustment to present prepaid reinsurance premiums on a gross basis	302,886	318,432
Adjustment to present reinsurance recoverable on losses on a gross basis	351,937	342,217
Adjustment for difference in measurement basis between Japanese GAAP and U.S. GAAP for fixed assets	(62,704)	(92,522)
Adjustment to net deferred tax assets with deferred tax liabilities	(25,179)	(23,477)
Adjustment to record incremental fair value for non-listed stocks	95,952	86,330
Adjustment to recognize variable interest entities consolidated under U.S. GAAP	42,186	7,812
Adjustment to present derivative assets on a gross basis	75,984	74,255
Adjustment to apply claim payments already made to corresponding losses, claims and loss adjustment expenses liability	(36,594)	(36,269)
Adjustment to recognize intangible asset relating to additional minimum pension liability	23,156	25,362
Other	34,704	38,574

Total assets (U.S. GAAP)	¥12,894,898	12,200,373

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2005, 2004 and 2003

19. Subsequent Events

On July 7, 2005, the Company acquired the Brazilian Business Unit of ABN AMRO Bank N.V. by purchasing all equity shares of Real Seguros S.A., a property and casualty insurer, and 50% of the total equity of Real Vida e Previdencia S.A., a life and pension insurer. The details of the acquisition are as follows:

1. Companies acquired

(1) A Property and Casualty Insurer

Company name: Real Seguros S.A.

Head office: Sao Paulo, Brazil

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2004):

    1,098 million Real (¥51,606 million)

Total assets (as of December 31, 2004): 1,257 million Real (¥59,079 million)

(2) A Life and Pension Insurer

Company name: Real Vida e Previdencia S.A.

Head office: Sao Paulo, Brazil

Business lines: Life insurance and annuity pension

Gross premium written (for the fiscal year ended December 31, 2004):

    777 million Real (¥36,519 million)

Total assets (as of December 31, 2004): 2,154 million Real (¥101,238 million)

2. Purpose

The purpose of the acquisition is to further expand the insurance sales network that the Company has built in Brazil, where the economy is expected to grow significantly.

3. Acquision cost

Approximately 960 million Real (¥45,120 million)

Note: The Real amounts are translated into yen at the rate of 47 yen to the Real, the approximate exchange rate as of July 7, 2005.

Schedule I

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Summary of Investments - Other than Investments in Related Parties

March 31, 2005

	(Yen in millions)
Type of investment	Cost	Value	Amount at which shown in the balance sheet
Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	¥1,109,715	1,090,487	1,109,715

Total fixed maturities held to maturity	1,109,715	1,090,487	1,109,715

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	322,554	316,054	316,054
Other	2,877,858	2,887,701	2,887,701

	3,200,412	3,203,755	3,203,755

States, municipalities and political subdivisions:
United States	207	212	212
Other	117,977	121,591	121,591

	118,184	121,803	121,803

Public utilities	73,711	75,089	75,089
Convertibles and bonds with warrants attached	1,720	1,841	1,841
Mortgage-backed securities	48,610	48,327	48,327
All other corporate bonds	505,758	511,777	511,777

Total bonds and notes	3,948,395	3,962,592	3,962,592

Redeemable preferred stock	49	49	49

Total fixed maturities available for sale	3,948,444	3,962,641	3,962,641

Equity securities:
Common stocks:
Public utilities	34,399	69,146	69,146
Banks, trust and insurance companies	287,841	479,205	479,205
Industrial, miscellaneous and all other	1,295,210	2,921,565	2,921,565

Total common stocks	1,617,450	3,469,916	3,469,916

Nonredeemable preferred stocks	178,586	175,863	175,863

Total equity securities available for sale	1,796,036	3,645,779	3,645,779

Total securities available for sale	5,744,480	7,608,420	7,608,420

Trading securities:
Fixed maturities	38,849	37,665	37,665
Equity securities	202,150	204,213	204,213

Total trading securities	240,999	241,878	241,878

	7,095,194	8,940,785	8,960,013

Mortgage loans on real estate	71,033		71,033
Investment real estate	134,180		134,180
Policy loans	38,567		38,567
Other long-term investments	408,913		409,187
Short-term investments	691,769		691,769

Total investments	¥8,439,656		10,304,749

Schedule I

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Summary of Investments - Other than Investments in Related Parties

March 31, 2004

	(Yen in millions)
Type of investment	Cost	Value	Amount at which shown in the balance sheet
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

Schedule III

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Supplementary Insurance Information

Years ended March 31, 2005, 2004 and 2003

Property and casualty:	(Yen in millions)
	Losses, claims and loss expenses	Unearned premiums	Premium revenue	Claims, losses and settlement expenses	Premiums written
Year ended:
March 31, 2005	¥1,345,196	1,884,470	1,895,650	1,331,319	1,925,407
March 31, 2004	1,221,146	1,878,636	1,860,203	1,125,907	1,945,246
March 31, 2003	1,131,884	1,760,981	1,760,968	1,030,093	1,898,557

Life:	(Yen in millions)
	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Premium revenue	Benefits, claims, losses and settlement expenses
Year ended:
March 31, 2005	¥982,336	12	253,369	210,536
March 31, 2004	846,926	188	241,553	195,659
March 31, 2003	708,898	174	255,977	219,250

See accompanying report of independent registered public accounting firm.

Schedule IV

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Reinsurance

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Year ended March 31, 2005:
Life insurance in force	¥15,486,030	252,203	—	15,233,827	0.0%

Premiums:
Life insurance	¥254,397	1,028	—	253,369	0.0%
Property and casualty insurance	1,953,162	409,579	352,067	1,895,650	18.6%

Total premiums	¥2,207,559	410,607	352,067	2,149,019	16.4%

Year ended March 31, 2004:
Life insurance in force	¥14,186,071	395,884	—	13,790,187	0.0%

Premiums:
Life insurance	¥242,472	919	—	241,553	0.0%
Property and casualty insurance	1,952,151	389,545	297,597	1,860,203	16.0%

Total premiums	¥2,194,623	390,464	297,597	2,101,756	14.2%

Year ended March 31, 2003:
Life insurance in force	¥12,122,086	200,220	—	11,921,866	0.0%

Premiums:
Life insurance	¥256,852	875	0	255,977	0.0%
Property and casualty insurance	1,952,534	381,701	190,135	1,760,968	10.8%

Total premiums	¥2,209,386	382,576	190,135	2,016,945	9.4%

See accompanying report of independent registered public accounting firm.

Schedule V

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)
		Additions
Description	Balance at beginning of year	Assumed by business combination	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
Year ended March 31, 2005:
Applied against asset accounts:
Accumulated depreciation - investment real estate	¥85,000	2,255	5,202	(5,792)	6,548	80,117
Valuation allowance - loans:
Specific allowance	15,924	—	(3,134)	—	5,797	6,993
General allowance	3,808	—	(603)	—	—	3,205
Allowance for doubtful accounts	7,710	—	985	—	674	8,021
Accumulated depreciation - property and equipment	182,862	—	16,079	5,792	17,032	187,701

Year ended March 31, 2004:
Applied against asset accounts:
Accumulated depreciation - investment real estate	¥79,538	—	3,880	3,731	2,149	85,000
Valuation allowance - loans:
Specific allowance	30,105	—	(6,493)	—	7,688	15,924
General allowance	6,730	—	(2,922)	—	—	3,808
Allowance for doubtful accounts	8,197	—	(175)	—	312	7,710
Accumulated depreciation - property and equipment	183,676	143	15,236	(3,731)	12,462	182,862

Year ended March 31, 2003:
Applied against asset accounts:
Accumulated depreciation - investment real estate	¥83,155	—	3,650	2,646	9,913	79,538
Valuation allowance - loans:
Specific allowance	24,070	4,896	7,269	—	6,130	30,105
General allowance	8,675	4,233	(6,178)	—	—	6,730
Allowance for doubtful accounts	4,681	2,541	975	—	—	8,197
Accumulated depreciation - property and equipment	162,768	—	11,426	13,393	3,911	183,676

See accompanying report of independent registered public accounting firm.

LIST OF EXHIBITS

Millea Holdings is filing the following exhibits (or incorporating them by reference) as part of this annual report:

Exhibit Number	Description
1.1	English translation of the articles of incorporation of Millea Holdings, Inc.

1.2	English translation of the share handling regulations of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F (Commission file number 000-31376) filed on September 28, 2004.

2(a)	English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 000-31376) filed on September 27, 2002.

7	A statement explaining in reasonable detail how ratios in this annual report were calculated.

8	List of subsidiaries of Millea Holdings, Inc.

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.

13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10% of our total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

CROSS REFERENCE INDEX FOR FORM 20-F

			Page
		Part I

Item 1.		Identity of Directors, Senior Management and Advisers
		Not required because this Form 20-F is filed as an annual report
Item 2.		Offer Statistics and Expected Timetable
		Not required because this Form 20-F is filed as an annual report
Item 3.		Key Information
	3.A.	Selected Financial Data
		Selected Financial Data	4
		Exchange Rates	13
	3.B.	Capitalization and Indebtedness
		Not required because this Form 20-F is filed as an annual report
	3.C.	Reasons for the Offer and Use of Proceeds
		Not required because this Form 20-F is filed as an annual report
	3.D.	Risk Factors
		Risk Factors	6
Item 4.		Information on the Company
	4.A.	History and Development of the Company
		Business — Group Overview	17
	4.B.	Business Overview
		Business	17
		The Japanese Insurance Industry	87
		Regulation	89
	4.C.	Organizational Structure
		Business — Group Overview	17
		Business — Subsidiaries and Affiliates	39
	4.D.	Property, Plants and Equipment
		Business — Properties	41
Item 5.		Operating and Financial Review and Prospects
	5.A.	Operating Results
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	42
	5.B.	Liquidity and Capital Resources
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources	78
	5.C.	Research and Development, Patents and Licenses, etc.
		None
	5.D.	Trend Information
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	42
	5.E.	Off-Balance Sheet Arrangements
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements	81
	5.F.	Tabular Disclosure of Contractual Obligations
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations	81
Item 6.		Directors, Senior Management and Employees
	6.A.	Directors and Senior Management
		Directors and Corporate Auditors — Personal Data	83
	6.B.	Compensation
		Directors and Corporate Auditors — Compensation and Benefits	85
	6.C.	Board Practices

			Page
		Directors and Corporate Auditors — Personal Data	83
		Directors and Corporate Auditors — Board Practices	85
	6.D.	Employees
		Business — Employees	41
	6.E.	Share Ownership
		Directors and Corporate Auditors — Personal Data	83
		Directors and Corporate Auditors — Compensation and Benefits	85
		Description of Common Stock	93
Item 7.		Major Shareholders and Related Party Transactions
	7.A.	Major Shareholders
		Major Shareholders	15
	7.B.	Related Party Transactions
		None
	7.C.	Interests of Experts and Counsel
		Not required because this Form 20-F is filed as an annual report
Item 8.		Financial Information
	8.A.	Consolidated Statements and Other Financial Information
		Dividend Policy	15
		Business — Legal Proceedings	41
		Index to Financial Statements	F-1
		Index to Schedules	F-1
	8.B.	Significant Changes
		None
Item 9.		The Offer and Listing
	9.A.	Offer and Listing Details
		Market Price Information	14
	9.B.	Plan of Distribution
		Not required because this Form 20-F is filed as an annual report
	9.C.	Markets
		Market Price Information	14
	9.D.	Selling Shareholders
		Not required because this Form 20-F is filed as an annual report
	9.E.	Dilution
		Not required because this Form 20-F is filed as an annual report
	9.F.	Expenses of the Issue
		Not required because this Form 20-F is filed as an annual report
Item 10.		Additional Information
	10.A.	Share Capital
		Not required because this Form 20-F is filed as an annual report
	10.B.	Memorandum and Articles of Association
		Business	17
		Directors and Corporate Auditors — Board Practices	85
		Description of Common Stock	93
	10.C.	Material Contracts
		None
	10.D.	Exchange Controls
		Regulation — Foreign Exchange Regulations	91
	10.E.	Taxation
		Taxation	100
	10.F.	Dividends and Paying Agents
		Not required because this Form 20-F is filed as an annual report
	10.G.	Statement by Experts
		Not required because this Form 20-F is filed as an annual report

Page
	10.H.	Documents on Display
		Where You Can Find More Information	108
	10.I.	Subsidiary Information
Not required because this Form 20-F is filed as an annual report
Item 11.		Quantitative and Qualitative Disclosures About Market Risk
		Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk	69
Item 12.		Description of Securities Other than Equity Securities
Not required because this Form 20-F is filed as an annual report

Part II

Item 13.		Defaults, Dividend Arrearages and Delinquencies
None
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15.		Controls and Procedures
		Controls and Procedures	104
Item 16.		Reserved
Not applicable
Item 16A.		Audit Committee Financial Expert
		Directors and Corporate Auditors — Audit Committee Financial Expert	86
Item 16B.		Code of Ethics
		Code of Ethics	104
Item 16C.		Principal Accountant Fees and Services
		Principal Accountant Fees and Services	105
Item 16D.		Exemptions from the Listing Standards for Auditing Committees
Not required because this annual report does not cover a fiscal year ending on or after July 31, 2005
Item 16E.		Repurchases of Equity Securities by the Issuer and Affiliated Purchasers
		Description of Common Stock — Repurchase by Millea Holdings of Shares	98

Part III

Item 17.		Financial Statements
Not applicable
Item 18.		Financial Statements
		Index to Financial Statements	F-1
		Index to Schedules	F-1
Item 19.		Exhibits
List of Exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLEA HOLDINGS, INC. (Registrant)

By:	/s/ KUNIO ISHIHARA
Name: Kunio Ishihara
Title: President and Director
(Principal Executive Officer)

Date: September 28, 2005

EXHIBIT INDEX

Exhibit Number	Description
1.1	English translation of the articles of incorporation of Millea Holdings, Inc.
1.2	English translation of the share handling regulations of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F (Commission file number 000-31376) filed on September 28, 2004.

2(a)	English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 0-31376) filed on September 27, 2002.

7	A statement explaining in reasonable detail how ratios in this annual report were calculated.

8	List of subsidiaries of Millea Holdings, Inc.

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.

13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).