Form 20-F
period 2006-03-31
MILLEA HOLDINGS INC
filed 2006-09-27
CIK 1169486

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	NASDAQ(*)
American Depositary Shares represented by American Depositary Receipts, each of which represents .005 of one share of our Common Stock	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock: 1,680,467.65 shares as of March 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

*	Not for trading, but only for technical purposes in connection with the registration of the ADSs.

We were formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited in a statutory share transfer under Japanese law. In October 2004, we merged the two companies and named the new combined entity “Tokio Marine & Nichido Fire Insurance Co., Ltd.” For a more detailed description of the background to our formation and the merger of our property and casualty insurance subsidiaries, please refer to “Business—Group Overview” in this annual report.

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

As used in this annual report, “Japanese GAAP” means generally accepted accounting principles in Japan and “U.S. GAAP” means generally accepted accounting principles in the United States of America.

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

SELECTED FINANCIAL DATA

The following selected consolidated financial data of Millea Holdings and its subsidiaries as of and for each of the five years ended March 31, 2006 are derived from the audited U.S. GAAP consolidated financial statements of Millea Holdings for those periods. You should read the information below in conjunction with the U.S. GAAP consolidated financial statements of Millea Holdings, including the related notes, included elsewhere in this annual report.

	As of and for the year ended March 31,
	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)
	(yen in millions, except share numbers, per share data and percentages)
Statement of income data:
Net premiums written	¥1,974,646	¥1,925,407	¥1,945,246	¥1,898,557	¥1,381,483
Premiums earned	1,952,304	1,895,650	1,860,203	1,760,968	1,342,962
Life premiums (2)	281,276	253,369	241,553	255,977	209,208
Net investment income	164,433	133,197	126,173	108,311	104,681
Total operating income (2)	2,635,685	2,409,097	2,207,518	2,187,103	1,648,512
Total operating costs and expenses (2)	2,405,254	2,302,491	2,055,251	1,985,795	1,539,844
Income before extraordinary items and cumulative effect of accounting changes	156,960	77,527	102,882	129,694	75,252
Extraordinary items (3)	—	14,458	—	248,323	—
Cumulative effect of accounting changes, net of tax (4)	—	(26)	—	—	85,465
Net income	156,960	91,959	102,882	378,017	160,717
Balance sheet data:
Total investments	¥12,837,495	¥10,304,749	¥9,393,222	¥8,345,203	¥6,628,825
Total assets	15,516,117	12,894,898	12,200,373	10,893,363	8,559,177
Total stockholders’ equity	4,440,243	3,432,640	3,408,351	2,824,316	2,509,694
Common stock	150,000	150,000	150,000	150,000	101,995
Number of shares issued (in thousands) (5)	1,687.05	1,727.05	1,857.05	1,857.05	1,549,692
Number of shares held as treasury stock (in thousands)	6.58	7.15	68.99	7.90 (6)	—
Per share data (7):
Net income—basic	¥92,438	¥52,531	¥56,457	¥203,558	¥103,709
Net income—diluted	¥92,426	¥51,855	¥56,457	¥203,558	¥103,709
Cash dividends declared (8)	¥15,000	¥11,000	¥11,000	¥10,000	¥8,500
	$129.12	$99.76	$100.52	$83.42	$70.92
Key ratios (9):
Net loss ratio	61.1%	66.6%	56.4%	54.2%	54.9%
Combined loss and expense ratios	97.1%	103.1%	92.6%	91.7%	94.3%

(1)

Our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2006, 2005, 2004 and 2003, from which some of the data in this table are derived, reflect the inclusion in those financial statements of the results of operations and financial position of Nichido Fire and its consolidated subsidiaries from and after the date of our formation on April 2, 2002. Consistent with U.S. GAAP and with Exchange Act requirements regarding the presentation of our financial statements, our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2002 have not been restated to include the results of operations and financial position of Nichido Fire and its consolidated subsidiaries for such fiscal year. Accordingly, the amounts shown in this table for the fiscal years ended March 31, 2006, 2005, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Combination”.

(2)	Certain amounts in our U.S. GAAP consolidated financial statements for the fiscal years ended March 31, 2005, 2004 and 2003 have been reclassified to conform to the new classifications adopted during the fiscal year ended March 31, 2006. Corresponding amounts in our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2002 have not been similarly reclassified as they were not significant for such fiscal year. Accordingly, such reclassified amounts shown in this table for the fiscal years ended March 31, 2006, 2005, 2004 and 2003 are not directly comparable to the amounts shown for the fiscal year ended March 31, 2002.
(3)	Extraordinary items for the fiscal year ended March 31, 2003 represent unallocated negative goodwill arising from the business combination with Nichido Fire. Extraordinary items for the fiscal year ended March 31, 2005 represent unallocated negative goodwill arising from the business combination with Nisshin Fire. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Alliance”.
(4)	In accordance with the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, we recognized “Cumulative effect of accounting changes, net of tax” for the fiscal year ended March 31, 2002. In accordance with the adoption of Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, we recognized “Cumulative effect of accounting changes, net of tax” for the fiscal year ended March 31, 2005.
(5)	In connection with our formation on April 2, 2002, each 1,000 shares of Tokio Marine common stock were exchanged for one share of our common stock.
(6)	Includes shares held by our subsidiaries as of March 31, 2003.
(7)	To facilitate comparability of the per share data from year to year after the share exchange in connection with our formation, the per share data for the fiscal years ended March 31, 2006, 2005, 2004 and 2003 are calculated based on 1.00 of our shares, while the per share data for the fiscal year ended March 31, 2002 is calculated based on 1,000 of Tokio Marine’s shares. The per share data are calculated using the weighted average number of shares outstanding for the period.
(8)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.
(9)	The key ratios relate to property and casualty insurance only. The net loss ratio is calculated by dividing losses incurred by premiums earned. The combined ratio is the sum of the ratio of loss and loss adjustment expenses incurred to premiums earned and the ratio of underwriting and administrative expenses incurred to premiums written. A combined ratio under 100% represents an underwriting profit and over 100% represents an underwriting loss.

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

Risks Relating to Our Business

If economic conditions in Japan again worsen, our financial condition and results of operations may be adversely affected.

We derive most of our insurance underwriting revenues from Japan. In addition, a substantial majority of the investments in our investment portfolio are Japanese equity securities, bonds and loans. Accordingly, our financial condition and results of operations are very dependent on economic conditions in Japan.

The Japanese economy experienced a significant downturn in the early 1990s and the Nikkei Stock Average, which is one of the major benchmarks for equity prices in Japan, reached its lowest level in twenty years in April 2003. While economic conditions improved in the fiscal years ended March 31, 2004, 2005 and 2006 and equity prices have risen since late April 2003, if economic conditions again worsen, due to factors including but not limited to current or future high oil prices, it could have a significant impact on our financial condition and results of operations.

A decline in the Japanese stock market may adversely affect our results of operations and financial condition.

We invest our policyholders’ premiums in a portfolio of assets, including Japanese stocks. As of March 31, 2006, equity securities available for sale represented approximately 39.0% of the value of our total investments other than investments in related parties. The market values of these equity securities are inherently volatile. We intend to hold our equity investments for the long term, but we may incur losses on our equity securities portfolio if the Japanese stock market again experiences declines or if other economic factors cause the value of our equity securities to decline. A significant decrease in the market value of these equity securities could have a negative impact on our financial condition and results of operations.

Fluctuations in interest rates may adversely affect our results of operations.

We are subject to interest rate risk due to our investments in fixed income instruments and derivatives as well as deposit-type insurance and long-term insurance liabilities. As of March 31, 2006, fixed income instruments represented approximately 43.0% of the value of our total investments other than investments in related parties. An increase in interest rates decreases the value of our fixed income portfolio and thereby adversely affects our financial condition. An increase in interest rates also decreases the value of our interest rate derivatives positions and thereby adversely affects our results of operations.

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

Despite our hedging and other risk management activities to limit our exposure to changes in interest rates, we still maintain exposure to interest rate risk. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Quantitative and Qualitative Disclosures about Market Risk”.

Defaults in our fixed income and loan portfolios may adversely affect our results of operations and financial condition.

Issuers of fixed income instruments and loan borrowers may default on principal and interest payments with respect to fixed income instruments and loans we hold. Economic sluggishness, a decline of equity market prices or real estate prices in Japan, an increase in the number of insolvency procedures in Japan or a combination of these events or other factors may increase defaults by issuers or borrowers. A continuation of, or an increase in, defaults may require us to record losses on our fixed income and loan portfolios and may adversely affect our results of operations and financial condition.

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

Japan is subject to earthquakes, typhoons, windstorms, volcanic eruptions and other types of natural disasters, the frequency and severity of which are inherently unpredictable. Over the past several years, changing weather patterns and climatic conditions such as global warming have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. During the fiscal year ended March 31, 2005, Japan experienced more severe typhoons in significantly higher number than in previous years and in the fiscal year ended March 31, 2006. As a result, in the fiscal year ended March 31, 2005, we recorded typhoon and other natural disaster-related insurance claims (including fire and automobile) in the amount of ¥148.0 billion, which was the highest amount of such insurance claims we have recorded since the fiscal year ended March 31, 1992. These natural disasters can have a serious impact on property and casualty insurers, depending on the frequency, nature and scope of the disaster, the amount of insurance coverage that the insurer has written in respect of the disaster, the amount of claims for losses, the timing of claims and the extent to which the insurer’s liability is covered by reinsurance. In order to mitigate the effect of disasters, we set our premium rates at levels which we believe are adequate to accommodate the effect of disasters and cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster the severity of which we did not predict, or for which we did not adequately reinsure, could significantly affect our financial position and results of operations. In addition, if the frequency of occurrences of typhoons increases, we may be required to significantly increase our loss reserves relating to natural disaster-related insurance claims in the future, which could have a material adverse effect on our results of operations and financial condition.

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

Our business, results of operations and financial condition may be materially adversely affected by unpredictable events and their consequences. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly large market price movements, increases in claims or deterioration of economic conditions of certain countries or regions, such as the terrorist attack on the United States on September 11, 2001, the outbreak of Severe Acute Respiratory Syndrome (SARS) in Asia in 2003 or the recent outbreaks of the bird flu.

We are subject to risks associated with reinsurance.

Like many other non-life insurance companies, Tokio Marine & Nichido utilizes reinsurance to provide greater capacity to write larger policies and to control its exposure to extraordinary losses or catastrophes. Reinsurance is a form of insurance that insurance companies buy for their own protection. An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. In addition, we are subject to credit risk with respect to our ability to recover amounts due from our reinsurers, as the ceding of reinsurance does not relieve us of our liability as the direct insurer to policyholders.

Tokio Marine & Nichido Life and Tokio Marine & Financial Life also utilize reinsurance and are subject to the same risks typically associated with reinsurance.

Deregulation, consolidation and the entry of new competitors has intensified competition in the Japanese insurance industry.

Japan’s current Insurance Business Law enacted in April 1996 contains provisions designed to deregulate and increase competition in the life and non-life insurance business in Japan. The Insurance Business Law has provisions permitting life insurance companies and non-life insurance companies to enter each other’s business through subsidiaries. The Insurance Business Law also permits the entry of foreign insurance companies with global operations into the Japanese insurance market and the entry of new competitors that have traditionally been engaged in non-insurance business activities. Furthermore, an amendment to the Law Concerning the Non-Life Insurance Rating Organization in 1998 has allowed non-life insurers to set their own premium rates, which has effectively opened the door to premium rate competition. We operate in a business environment in which competition has intensified and accelerated due to these measures.

In addition, anticipated changes in the financial services market, including the full liberalization of over-the-counter sales of insurance products at banks, are expected to accelerate competition in both price and quality of insurance products. Such competition could adversely affect our profitability.

These measures for deregulation have also resulted in increased consolidation among non-life insurance companies and the formation of business alliances among non-life and life insurance companies. We compete with such alliances on the basis of products and services. See “Business—Competition”.

We may not succeed in executing our growth strategies outside of Japan.

To date, we have derived most of our insurance underwriting revenues from Japan. However, our strategy includes expanding our businesses in markets outside of Japan.

Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown or currency crises in economies outside Japan;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax system or rate of taxation;

•	Social, political and economic risks;

•	Natural disasters; and

•	Unexpected spread of contagious diseases.

These and other factors could adversely affect our business, financial condition and results of operations.

We may not succeed in executing our growth strategies in other businesses.

As part of our growth strategy, we intend to develop our non-insurance businesses, such as asset management, health care and senior citizen related businesses. We may not succeed in competing in these competitive markets, particularly against companies with well-established operations. In addition, we may be required to make significant investments, and devote substantial management and other resources, in order to expand these businesses. If we are unable to compete successfully in these businesses, our results of operations and financial condition may be adversely affected.

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

System failure risk is inherent in our operations, which rely heavily on computer and other information systems. System failures due to unexpected events, the wrongful use of these systems due to deficient or defective security measures or failures due to deficient or defective development or operation of information systems could result in adverse effects on our operations, increased direct or indirect costs due to recovery operations as well as impaired reputation and credibility due to press coverage of such failures. We seek to manage and minimize our system failure risk and have implemented a contingency plan that would allow us to continue our operations in the event of a system failure. However, despite these measures to mitigate system failure risk, any significant system failure could still materially adversely affect our operations and financial condition.

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

Our insurance business is subject to detailed, comprehensive regulation and supervision in Japan. Changes in existing, or new, insurance laws and regulations are unpredictable and beyond our control and may affect the way we conduct our business and the products we may offer in Japan. These changes in existing or new insurance laws and regulations may be more restrictive or may result in higher costs than current requirements. Also, such changes may require increases of various statutory reserves.

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

In May 2005, one of Tokio Marine & Nichido’s U.S. subsidiaries received subpoenas from the United States Attorney’s Office for the Southern District of New York and the United States Securities and Exchange Commission, or the SEC, requesting documents relating to certain types of reinsurance transactions, in connection with what we believe are investigations involving a number of industry participants. We are cooperating with the relevant authorities with respect to these matters. At this time we are unable to predict the potential effects, if any, that these investigations may have upon us, the reinsurance markets and industry business practices. Any of the foregoing could have a material effect on our business, results of operations and financial condition relating to our reinsurance activities.

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

Under the Corporation Law of Japan, or the Corporation Law, we cannot declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP).

Risks Relating to Owning Our American Depositary Shares

Foreign exchange rate fluctuations may affect the U.S. dollar value of our American depositary shares and dividends payable to holders of our American depositary shares.

Market prices for our American depositary shares, or ADSs, may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

A holder of ADSs has fewer rights than a shareholder and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising dissenters’ rights, are available only to holders of record on a company’s register of shareholders. Because the depositary, through its custodian agent, is the registered holder of the shares represented by our ADSs, only the depositary is able to exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares represented by our ADSs as instructed by the holders of those ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADSs will not be able directly to bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder of ADSs for doing so.

There are restrictions on the withdrawal of shares from our depositary receipts facility.

Each of our ADSs represents the right to receive .005 of one share of our common stock. Although we maintain a book-entry fractional share register, a holder of ADSs must surrender for cancellation depositary receipts evidencing 200 ADSs or any integral multiple thereof in order to withdraw whole shares of our common stock in certificated form. Each depositary receipt evidencing our ADSs bears a legend to that effect.

Effective September 30, 2006, we will conduct a stock split of our shares of common stock, whereby one share of our common stock will be split into 500 shares of common stock. Concurrently with the stock split, we will adopt a unit share system. Effective from October 2, 2006, 100 shares of common stock will constitute one unit.

Concurrently with these changes, we will reset the ratio of ADSs per share of common stock so that each ADS will represent one share of our common stock. Subsequently, a holder of ADSs must surrender for cancellation depositary receipts evidencing 100 ADSs or any integral multiple thereof in order to withdraw shares of our common stock. Each depositary receipt evidencing our ADSs will bear a legend to that effect. In addition, although we have implemented procedures that require us, subject to certain conditions, to repurchase common shares representing less than one unit, holders of ADSs in lots of less than 100 will not be able to withdraw shares of our common stock and will therefore not be entitled to sell such ADSs, or the shares of common stock that they represent, to us.

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

Average (1)
Year ended March 31:
2002	¥125.64
2003	121.10
2004	112.75
2005	107.28
2006	113.67

	High	Low
Month:
March 2006	¥115.89	¥119.07
April 2006	113.79	118.66
May 2006	110.07	113.46
June 2006	111.66	116.42
July 2006	113.97	117.44
August 2006	114.21	117.35
September (through September 15) 2006	116.04	117.82

(1)	Average rate for each fiscal year is calculated by using the average of the exchange rates on the last day of each month during that year.

The noon buying rate for Japanese yen on September 15, 2006 was $1.00 = ¥117.72.

MARKET PRICE INFORMATION

Our common stock is listed in Japan on the First Section of Tokyo Stock Exchange, Inc., or the Tokyo Stock Exchange, and on the First Section of Osaka Securities Exchange Co., Ltd., or the Osaka Securities Exchange. Trading of our shares on these exchanges began on April 1, 2002.

ADSs representing shares of our common stock are currently traded in the United States on the NASDAQ Global Select Market and, prior to July 2006, the NASDAQ National Market under the symbol “MLEA”. Trading of our ADSs on the NASDAQ National Market commenced on April 2, 2002. Each ADS represents .005 of one share of our common stock. As of March 31, 2006, outstanding ADSs represented 5.3% of our outstanding shares.

Effective September 30, 2006, we will conduct a stock split of our shares of common stock, whereby one share of our common stock will be split into 500 shares of common stock. In connection with this change, we will reset the ratio of ADSs per share of common stock so that each ADS will represent one share of our common stock.

The following table sets forth, for the periods indicated, the reported high and low sales price per share of our common stock on the First Section of the Tokyo Stock Exchange, as well as the high and low sales price per ADS quoted on the NASDAQ Global Select Market and, prior to July 2006, the NASDAQ National Market. The table also includes high and low market price quotations from the Tokyo Stock Exchange, translated in each case into U.S. dollars per ADS at the Federal Reserve Bank of New York’s noon buying rate on the relevant date.

	Price per share on the Tokyo Stock Exchange		Translated into U.S. dollars per ADS (1)		Price per ADS on the NASDAQ Global Select Market (2)
	High	Low	High	Low	High	Low
	(yen)		(US$)		(US$)
Year ended March 31, 2003	¥1,140,000	¥706,000	$45.71	$30.15	$44.50	$29.76
Year ended March 31, 2004	1,710,000	725,000	81.03	30.66	80.05	30.75
Year ended March 31, 2005
First fiscal quarter	1,730,000	1,280,000	82.74	56.09	83.00	55.81
Second fiscal quarter	1,690,000	1,360,000	76.75	61.42	77.01	62.10
Third fiscal quarter	1,610,000	1,320,000	76.41	61.91	76.32	63.16
Fourth fiscal quarter	1,670,000	1,430,000	79.53	69.05	80.07	68.53
Year ending March 31, 2006
First fiscal quarter	1,650,000	1,380,000	76.21	63.98	76.32	64.70
Second fiscal quarter	1,920,000	1,450,000	86.23	64.69	84.93	64.41
Third fiscal quarter	2,260,000	1,740,000	96.50	76.62	95.40	76.35
Fourth fiscal quarter	2,400,000	1,880,000	103.61	81.49	101.88	84.21
Year ending March 31, 2007
First fiscal quarter	2,440,000	1,810,000	102.86	79.23	106.53	78.64
Month
March 2006	2,350,000	2,170,000	101.14	92.03	101.81	91.80
April 2006	2,440,000	2,260,000	102.86	96.02	102.69	96.05
May 2006	2,380,000	1,970,000	106.91	87.74	106.53	88.33
June 2006	2,140,000	1,810,000	93.44	79.23	93.37	78.64
July 2006	2,240,000	2,040,000	97.87	86.85	97.02	87.46
August 2006	2,270,000	2,070,000	97.48	89.89	98.25	91.36
September (through September 15) 2006	2,210,000	2,050,000	94.28	87.00	94.93	87.07

(1)	U.S. dollar amounts have been translated from yen at the Federal Reserve Bank of New York’s noon-buying rate as of the relevant high and low quotation date or the last available date prior thereto.
(2)	Prior to July 2006, the NASDAQ National Market.

The closing price of our shares of common stock on the Tokyo Stock Exchange as of September 15, 2006 was ¥2,140,000.

The above prices for our ADSs are based on inter-dealer prices reported by NASDAQ and do not include retail mark-ups, retail mark-downs or commissions.

DIVIDEND POLICY

In June 2006, we declared cash dividends on shares of our common stock in the amount of ¥15,000 per share and paid ¥25,207 million in respect of the fiscal year ended March 31, 2006. In June 2005, we declared cash dividends on shares of our common stock in the amount of ¥11,000 per share and paid ¥18,919 million in respect of the fiscal year ended March 31, 2005. In June 2004, we declared cash dividends on shares of our common stock in the amount of ¥11,000 per share and paid ¥19,668 million in respect of the fiscal year ended March 31, 2004.

As a holding company, our ability to pay dividends in the future will depend primarily on our receipt of sufficient funds from our principal operating subsidiaries. In addition, under the Corporation Law, we cannot declare or pay dividends unless we meet specified financial criteria on a “parent-only” basis. Generally, we will be permitted to pay dividends only if we have retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year (determined in accordance with Japanese GAAP). See “Risk Factors—Risks Relating to Our Business” and “Description of Common Stock—Distributions of Surplus”.

When apportioning profits in respect of any given fiscal year, we seek to improve returns to shareholders by distributing stable dividends on our common stock and by repurchasing our own shares (see “Description of Common Stock—Repurchase by Millea Holdings of Shares”), subject to having provided sufficient capital to meet our business needs.

Although we had not been paying cash interim dividends to our shareholders in the past, on May 24, 2006, the board of directors has approved the policy to pay interim cash dividends starting with the fiscal year ending March 31, 2007.

MAJOR SHAREHOLDERS

Our ten largest shareholders of record as of March 31, 2006, expressed as a percentage of the total number of our shares then outstanding, were as follows:

Shareholder	Number of whole shares held	Percentage of total shares outstanding (1)
The Master Trust Bank of Japan, Ltd. (Trust Account)	115,446	6.9%
Japan Trustee Services Bank, Ltd. (Trust Account)	99,450	5.9%
Moxley & Co. (2)	89,410	5.3%
State Street Bank and Trust Company	53,219	3.2%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	40,132	2.4%
Meiji Yasuda Life Insurance Company	39,187	2.3%
State Street Bank and Trust Company 505103	33,680	2.0%
Trust & Custody Services Bank, Ltd. (3)	28,148	1.7%
Mizuho Corporate Bank, Ltd.	27,045	1.6%
The Chase Manhattan Bank N.A. London	25,027	1.5%

Total	550,744	32.8%

(1)	The number of total shares outstanding equals the number of total issued shares minus the number of treasury shares. As of March 31, 2006, there were 1,680,467.65 shares of our common stock outstanding.
(2)	Moxley & Co. is the corporate nominee holder of common stock deposited for the issuance of ADSs.
(3)	As trustee for Mizuho Trust Retirement Benefits Trust Account for Mitsubishi Heavy Industries, Ltd.

None of our shareholders listed above has voting rights that are different from voting rights of our other shareholders.

As of March 31, 2006, we had 85,069 shareholders of record, of which 84,971 were Japanese record holders. As of the same date, 63.1% of our outstanding shares were owned by Japanese record holders.

We are not aware of any arrangements that may result in a change of control of us.

The identities of shareholders in companies listed on a Japanese stock exchange, as well as their shareholdings, must be publicly reported in Japan under the following circumstances:

•	Reporting by Shareholders. As explained in “Regulation—Reporting of Substantial Shareholdings”, any person who becomes a beneficial owner of more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a public report concerning their shareholdings with the related local finance bureau.

•	We received copies of reports filed on May 13, 2005 with the Kanto Finance Bureau by Mitsubishi Tokyo Financial Group, Inc. on behalf of The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., Mitsubishi Securities International plc, and Mitsubishi Asset Management Co., Ltd. indicating that these entities beneficially owned an aggregate of 75,263 shares of common stock as of April 30, 2005, representing 4.36% of the total issued shares. Such shares represented 4.39% of the total shares outstanding as of April 30, 2005.

Subsequently, we received copies of reports filed on November 15, 2005 with the Kanto Finance Bureau by Mitsubishi UFJ Financial Group, Inc. on behalf of The Bank of Tokyo-Mitsubishi, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Securities International plc, Mitsubishi UFJ Asset Management Co., Ltd., UFJ Bank Limited and MU Investments Co., Ltd. indicating that these entities beneficially owned an aggregate of 93,223 shares of common stock as of October 31, 2005, representing 5.40% of the total issued shares. Such shares represented 5.50% of the total shares outstanding as of October 31, 2005.

We also received copies of reports filed on February 15, 2006 with the Kanto Finance Bureau by Mitsubishi UFJ Financial Group, Inc. on behalf of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Securities International plc and Mitsubishi UFJ Asset Management Co., Ltd. indicating that these entities beneficially owned an aggregate of 102,095.74 shares of common stock as of January 31, 2006, representing 5.91% of the total issued shares. Such shares represented 6.06% of the total shares outstanding as of January 31, 2006.

We also received copies of reports filed on May 15, 2006 with the Kanto Finance Bureau by Mitsubishi UFJ Financial Group, Inc. on behalf of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Securities International plc, Mitsubishi UFJ Asset Management Co., Ltd. and Mitsubishi UFJ Asset Management (UK) Ltd. indicating that these entities beneficially owned an aggregate of 91,261.74 shares of common stock as of April 30, 2006, representing 5.41% of the total issued shares. Such shares represented 5.44% of the total shares outstanding as of April 30, 2006.

We also received copies of reports filed on August 15, 2006 with the Kanto Finance Bureau by Mitsubishi UFJ Financial Group, Inc. on behalf of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Securities International plc, Mitsubishi UFJ Asset Management Co., Ltd., MU Investments Co., Ltd. and Mitsubishi UFJ Asset Management (UK) Ltd. indicating that these entities beneficially owned an aggregate of 97,145.74 shares of common stock as of July 31, 2006, representing 5.76% of the total issued shares. Such shares represented 5.91% of the total shares outstanding as of July 31, 2006.

•	We received copies of reports filed on September 14, 2005 with the Kanto Finance Bureau by Barclays Global Investors Japan Trust & Banking Co., Ltd., Barclays Global Investors Japan Limited, Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors Australia Limited, Barclays Global Investors Limited, Barclays Life Assurance Company Limited, Barclays Capital Securities Limited and Barclays Capital Inc. indicating that these entities beneficially owned an aggregate of 43,273 shares as of June 30, 2005, representing 2.51% of the total issued shares. Such shares represented 2.54% of the total shares outstanding as of August 31, 2005.

•	We received a copy of a report filed on July 19, 2005 with the Kanto Finance Bureau by Brandes Investment Partners, L.P. (formerly Brandes Investment Partners, L.L.C.) indicating that it beneficially owned an aggregate of 106,093 shares of common stock as of June 30, 2005, representing 6.14% of the total issued shares. Such shares represented 6.19% of the total shares outstanding as of June 30, 2005.

•	Reporting by Listed Companies. Under the Japanese Securities and Exchange Law, any company whose shares are listed on a Japanese stock exchange must publicly report information about its major shareholders. We are required to make this disclosure, which generally includes information about a company’s ten largest shareholders of record, as of each March 31 and September 30.

BUSINESS

Group Overview

We were formed on April 2, 2002 as the holding company, a joint stock corporation (kabushiki kaisha) organized under the laws of Japan, for Tokio Marine and Nichido Fire. Since being formed, we have reorganized various subsidiaries of Tokio Marine and Nichido Fire, so that those subsidiaries are directly owned by us. See “—Subsidiaries and Affiliates”. Our legal name as specified in our articles of incorporation is Kabushiki Kaisha Millea Holdings, translated into English as Millea Holdings, Inc. Our commercial name is Millea Holdings.

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

Recent Developments

Acquisition and Management Integration of Nisshin Fire and Marine Insurance Company, Limited

Pursuant to an agreement reached in March 2003, we entered into a strategic alliance with Nisshin Fire and Marine Insurance Company, Limited, or Nisshin Fire. This alliance included cooperation in marketing of Tokio Marine & Nichido Life’s products and joint proposals by Tokio Marine & Nichido and Nisshin Fire to Nisshin Fire’s corporate clients and automobile dealer agents. We acquired approximately 31% of the total outstanding shares of Nisshin Fire as of February 2005, and the two companies expanded their cooperation to include, among others, sales by Nisshin Fire of Tokio Marine & Nichido’s defined contribution pension products. As a result of the February 2005 acquisition, Nisshin Fire became our affiliate by equity method, and on April 1, 2006, a corporate separation was effected to transfer Tokio Marine & Nichido’s business management functions with respect to Nisshin Fire to us, thereby bringing Nisshin Fire under our direct management.

In May 2006, Nisshin Fire and we agreed to integrate management of the two companies by way of a stock-for-stock exchange, to be effective on September 30, 2006, making Nisshin Fire our wholly-owned subsidiary. Nisshin Fire will continue to operate its independent property and casualty insurance business, separately from Tokio Marine & Nichido.

Acquisition of Asia General Holdings Ltd.

In April 2006, Tokio Marine & Nichido reached an agreement with the major shareholders of Asia General Holdings Ltd., or Asia General, to acquire their shareholdings in Asia General, which holds property and casualty and life insurance companies in Singapore and Malaysia. Pursuant to the agreement, Tokio Marine & Nichido acquired approximately a 15% interest in Asia General in May 2006 for S$130 million (approximately ¥9,264 million at the exchange rate on May 25, 2006). Tokio Marine & Nichido expects to acquire additional shares to hold a majority interest by early 2007. Through this acquisition, Tokio Marine & Nichido expects to expand its property and casualty insurance operations and to establish a foundation for life insurance operations in Singapore and Malaysia.

Acquisition of Real Seguros S.A. and investment in Real Vida e Previdência S.A.

In July 2005, we acquired a 100% interest in Real Seguros S.A., primarily a property and casualty insurer, and a 50% interest in Real Vida e Previdência S.A., a life and pension insurer, both located in Brazil, from ABN AMRO Bank N.V. for a total cost of R$983 million (¥46.6 billion). As a result of this transaction, Tokio Marine & Nichido now markets its insurance products through approximately 1,900 branches of Banco ABN AMRO Real S.A. and 8,700 insurance brokers in Brazil.

Acquisition of Allianz President General Insurance Co., Ltd. and its merger with Newa Insurance

In September 2004, Millea Asia Ptd. Ltd., or Millea Asia, subsequently renamed as Tokio Marine Asia Pte. Ltd., or Tokio Marine Asia, our directly held subsidiary, acquired Allianz President General Insurance Co., Ltd., a Taiwanese property and casualty insurance company. This company merged with Newa Insurance Co., Ltd., a Taiwanese property and casualty insurance affiliate of Tokio Marine Asia, on April 1, 2005 and the newly merged company operates under the name of Tokio Marine Newa Insurance Co., Ltd., in which Tokio Marine Asia holds a 49% interest.

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

Corporate Philosophy

In November 2003, we adopted as our corporate philosophy the following:

“Millea Group Corporate Philosophy

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

•	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

•	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

•	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

•	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society”.

In addition, our group companies have long dedicated themselves to providing products and services designed to meet society’s need for “safety and security”, and to corporate social responsibility, or CSR, activities such as environmental conservation and philanthropic activities. In November 2004, we established the

Millea Group CSR Charter as a common guideline for our group companies’ CSR activities. During the fiscal year ended March 31, 2006, Tokio Marine & Nichido and we participated in the United Nations Global Compact with the approval of the United Nations Headquarters, which was officially launched in July 2000 to promote business activities relating to human rights, labor, the environment and anti-corruption measures. This is one example of our many CSR activities that we engage in; other activities include those relating to environmental protection and conservation and philanthropic activities.

Principal Executive Offices

Our principal executive offices are located at Tokyo Kaijo Nichido Building Shinkan, 2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and our telephone number is 81-3-6212-3333.

Business Goals and Strategies

In November 2005, we announced our long-term corporate strategy and our current medium- and long-term business strategy called “Stage Expansion 2008.” By implementing our strategy for each of our property and casualty insurance, life insurance and other businesses, we aim to create the optimum business portfolio and to maximize our corporate value. We aim to increase our corporate value through:

•	comprehensive product design;

•	efficient utilization of existing and new distribution channels, including, subsequent to the full liberalization of over-the-counter sales of insurance products, through over-the-counter sales at banks; and

•	expansion of our local insurance business in attractive markets around the world;

on the basis of our commitment to corporate social responsibility and compliance.

Domestic Property and Casualty Insurance Business

Our principal revenue base is our domestic property and casualty insurance business. We aim to increase the revenues and the results of operations of this business by strengthening our underwriting operations, increasing sales and further improving efficiencies by:

•	Enhancing Tokio Marine & Nichido’s product portfolio by responding to customer needs through further quality improvements of its products and innovative product design, including the packaging of multiple products and the incorporation of accident prevention features, post-accident care services and other peripheral services. Tokio Marine & Nichido intends to leverage its experience with existing well received products such as “Cho Hoken (Super Insurance)”, “Total Assist” and “Diabetes-dedicated Casualty Insurance”. See “—Property and Casualty Insurance—“Cho Hoken” and “Cho Business Insurance””.

•	Expanding and improving Tokio Marine & Nichido’s distribution network through growth of its existing sales agencies and ongoing training, support and supervision of its sales agencies and through utilization of new sales channels, including, but not limited to over-the-counter sales at banks.

•	Introducing a fundamental reform to Tokio Marine & Nichido’s business processes and infrastructure through the Business Renovation Project. As part of the Business Renovation Project, Tokio Marine & Nichido intends to reorganize its sales infrastructure in order to enhance its operational efficiency and to optimize the utilization of information technologies. Through the implementation of this Business Renovation Project, Tokio Marine & Nichido aims to concentrate its management resources on customer-relation matters and to gain outstanding customer trust in response to enhanced user-friendliness and high-quality claims handling and payment services.

•	Enhancing Tokio Marine & Nichido’s profit-earning capacity in its asset management operations, including through absolute return investments.

Domestic Life Insurance Business

We plan to expand our domestic life insurance business as one of our core businesses. We aim to strengthen our life insurance subsidiaries, Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life, and seek revenue growth and improved results of operations in this business by:

•	Continuing to deliver new innovative products that respond to customer needs, based on Tokio Marine & Nichido Life’s experience with its well received products such as the broad market products “Nagawari” and “Mittsu-no-Anshin” and specialized products such as “Anshin Amulet”, a medical insurance product exclusively for women and “Anshin Iryou Plus”, covering cancer, stroke and heart attack. See “—Life Insurance Business—Tokio Marine & Nichido Life”.

•	Further growing Tokio Marine & Nichido Financial Life’s business in the variable annuity market.

•	Positioning conventional cross-selling by Tokio Marine & Nichido’s insurance agents as its core sales channel and promoting a multi-channel sales strategy that includes the use of sales personnel specialized in life insurance products, such as our Life Partners or Life Professionals, and the adoption of over-the-counter sales at banks and mail order sales.

•	Increasing the number of banks that distribute Tokio Marine & Nichido Financial Life’s products and enhancing the support infrastructure with respect to over-the-counter sales at banks.

Third Sector Insurance Business

We aim to continue to expand our product portfolio in the third sector insurance business, which includes personal accident, medical and cancer insurance and insurance covering expenses for nursing care, by leveraging our experience in the property and casualty and life insurance businesses. By combining new insurance offerings with attractive features from our property and casualty and life insurance businesses, we intend to provide customized product offerings that are suitable for specific markets or distribution channels, including for distribution through over-the-counter sales at banks subsequent to the full liberalization of sales of insurance products scheduled to take place in December 2007.

Overseas Insurance Business

To diversify geographically and realize stable revenue growth, we aim to expand our overseas insurance business. Our primary focus was the Asian local insurance market, which we believe has potential for high growth and profitability. In April 2003, we transferred our Asian insurance operations to Millea Asia, renamed as Tokio Marine Asia in 2006. Tokio Marine Asia is in charge of planning our business growth strategy in the Asian region (excluding Japan) through mergers, acquisitions, business tie-ups and the management of our local Asian subsidiaries. We have been, and we intend to continue, pursuing the expansion of Asian business with a focus on what we believe are growing areas, especially China, Taiwan, Thailand, Malaysia and India. In April 2006, we reached an agreement with the major shareholders of Asia General to acquire Asia General and its subsidiaries. This acquisition will increase our access to the property and casualty and life insurance markets in Singapore and Malaysia. We are also focusing on other growing markets such as Brazil, where we acquired a 100% interest in Real Seguros S.A., primarily a property and casualty insurer, and a 50% interest in Real Vida e Previdência S.A., a life and pension insurer, in July 2005 for a total cost of R$983 million (¥46.6 billion).

In the developed markets such as North America and Europe, we aim to expand our local insurance business in the field of commercial property and casualty insurance through a combination of regional internal growth strategies, acquisitions, equity participations and business alliances.

We also seek to achieve revenue growth and risk diversification through operations of Tokio Millennium Re Ltd., Tokio Marine Global Limited and Tokio Marine Global Re Limited, which are our overseas reinsurance subsidiaries.

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

Asset Management Business

Utilizing the expertise acquired in the investment operations of our insurance companies, we intend to pursue the following measures to further increase our assets and to increase revenue:

•	In the retail market, we aim to establish an investment trust/defined contribution business.

•	In the wholesale market, we plan to actively launch new products in alternative investment areas such as private equity to expand our product line-up.

•	We intend to expand our asset management operations globally through Tokio Marine Asset Management Company, Limited.

Other Businesses

We plan to selectively expand our insurance-related businesses such as health care and senior citizen-related businesses, the risk consulting business and comprehensive human resource-related services, as well as other existing related businesses, where we believe opportunities for growth exist.

In the fiscal year ended March 31, 2006, we have established two joint ventures by acquiring a 50% interests in Millea Mondial Co., Ltd., which provides various assistance services in relation to customers’ private and business travel, automobile related services and medical care, in January 2006, and a 49% interests in Tokio Marine & Nichido Samuel Co., Ltd., which provides nursing-care services for elderly people in senior care homes, in February 2006.

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

	Year ended March 31,
	2006	2005	2004
	(yen in millions)
Voluntary Automobile	¥890,013	¥868,393	¥887,750
Compulsory Automobile Liability (1)	292,184	302,955	311,124
Fire and Allied Lines (2)	318,754	302,081	299,481
Personal Accident	152,787	151,667	153,849
Marine—Cargo and Transit	87,029	81,878	71,678
Marine—Hull	20,754	18,770	19,599
Other (3)	241,001	239,806	235,074

Total	¥2,002,522	¥1,965,550	¥1,978,555

(1)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.
(2)	Includes earthquake insurance.
(3)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, credit and guarantee and surety bonds.

The following table, prepared on a U.S. GAAP basis, shows a breakdown of each key component of our property and casualty insurance premiums written for the year ended March 31, 2006:

	Direct premiums written	Reinsurance premiums assumed	Reinsurance premiums ceded	Net premiums written (1)
				Amount	%
		(yen in millions, except percentages)
Voluntary Automobile	¥890,013	¥6,058	¥11,367	¥884,704	44.80%
Compulsory Automobile Liability (2)	292,184	250,628	226,313	316,499	16.03%
Fire and Allied Lines (3)	318,754	42,969	73,328	288,395	14.60%
Personal Accident	152,787	3,332	4,514	151,605	7.68%
Marine—Cargo and Transit	87,029	4,313	14,129	77,213	3.91%
Marine—Hull	20,754	9,961	14,921	15,794	0.80%
Other (4)	241,001	37,089	37,654	240,436	12.18%

Total	¥2,002,522	¥354,350	¥382,226	¥1,974,646	100.00%

(1)	Net premiums written = direct premiums written + reinsurance premiums assumed – reinsurance premiums ceded.
(2)	Japanese law requires that all automobiles be covered by compulsory automobile liability insurance. See note 1 to our consolidated financial statements.
(3)	Includes earthquake insurance.
(4)	Major “Other” lines of insurance are liability, aviation, workers’ compensation, movables comprehensive, machinery breakdown, contractors’ all-risk, credit and guarantee and surety bonds.

Voluntary Automobile

Automobile ownership in Japan has grown over the years and there is currently no other country in the world except the United States where a greater number of automobiles is owned. According to statistics published by the Japanese Automobile Inspection and Registration Association, the number of automobiles owned in Japan has been slowly but consistently growing in the past several years, and as of March 31, 2006, approximately 78 million automobiles were owned in Japan. In line with the high level of automobile ownership, the number of automobile accidents and the number of persons injured or killed in automobile accidents have remained at high levels despite various social efforts to reduce the number of accidents. To further the public policy of reducing losses from automobile accidents, the Automobile Liability Security Law provides for owner-operators’ tort liabilities that are more strict than those under the Japanese Civil Code’s general tort theory. Over the years, the average amount of damages awarded by Japanese courts in liability claim cases stemming from automobile accidents has increased, as has the public’s awareness of the risks involved in automobile ownership.

“Total Assist”, our current voluntary automobile product, has evolved from its predecessor products, “TAP” and “TAP Navi”. “TAP”, first introduced in 1998 by Tokio Marine, met a wide range of customer requirements and offered a wider compensation coverage that was not previously available under conventional automobile insurance policies. TAP’s most notable feature is the offering of bodily injury indemnity insurance. If a policyholder is injured in an automobile accident, a full settlement is paid to the injured policyholder regardless of who is at fault. TAP also offers a broad coverage in connection with any physical damage to automobiles. “TAP Navi”, which was introduced in August 2003 and is not currently marketed, was a risk-differentiated automobile product to strengthen price-competitiveness and to meet a wide variety of customer needs. “TAP Navi” offered insurance coverage for a premium based on characteristics of each customer such as usage of the insured automobile, status of the driver’s license in the public classification scheme and age. In August 2004, we launched a new feature called “Choki Bunkatsu”, a long-term installment-payment automobile insurance policy, typically for a term of two to three years, which eliminates the necessity for the annual renewal procedure. “Total Assist”, introduced in August 2005, places an emphasis on “assistance” by offering a variety of support services before and after an accident, in addition to offering the same wide compensation coverage previously offered by TAP Navi which can be combined with the long-term installment-payment features offered by “Choki Bunkatsu”.

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

Under fire and allied lines insurance, insurers may be required to make indemnity payments of a huge aggregate amount in the event of a disastrously large windstorm, flood or other catastrophe. The following table shows information concerning major windstorms and floods in Japan that occurred during the thirty years ended March 31, 2005.

Major windstorms and floods	Date	Buildings damaged	Buildings flooded
Typhoon No. 17 and accompanying weather front	September 1976	11,193	442,317
Typhoon No. 20	October 1979	7,523	37,450
Downpour, July 1982	July 1982	851	52,165
Typhoon No. 10 and accompanying weather front	August 1982	5,312	113,902
Typhoon No. 8 and accompanying weather front	September 1982	651	136,308
Downpour, July 1983	July 1983	3,669	17,141
Typhoon No. 10	August 1986	2,683	105,072
Typhoon No. 19	September 1991	170,447	22,965
Downpour, August 1993	August 1993	824	21,987

Major windstorms and floods	Date	Buildings damaged	Buildings flooded
Typhoon No. 18	September 1999	47,150	23,218
Hailstorm, May 2000	May 2000	24,692	43
Downpour, September 2000	September 2000	312	71,291
Typhoon No. 14 and accompanying weather front	September 2000	609	70,017

Source: “General Insurance in Japan Fact Book 2004-2005”, The General Insurance Association of Japan.

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

We write earthquake insurance under the Law Concerning Earthquake Insurance as an extension of fire insurance coverage for dwellings and their contents. The insured amount for earthquake coverage under these policies is within a range of 30% to 50% of the insured amount for fire insurance coverage and up to a maximum amount of ¥50 million for the dwelling and ¥10 million for its contents. These maximum amounts are all prescribed by law. For the year ended March 31, 2006, our direct premiums written for earthquake insurance policies under the Law Concerning Earthquake Insurance amounted to ¥33.8 billion, representing 10.6% of our direct premiums written for fire and allied lines.

Under the Law Concerning Earthquake Insurance, the aggregate amount of indemnity payable by all insurers to all policyholders for any one occurrence is limited to ¥5,000 billion. The earthquake risks written by direct insurers, including us, are wholly reinsured with the Japan Earthquake Reinsurance Company Limited, or JER, a private reinsurer in Japan owned by major Japanese non-life insurance companies, including us. This portfolio is protected by (1) an excess of loss reinsurance cover arranged between JER and the Japanese government and (2) another excess of loss reinsurance cover arranged among JER, Toa Reinsurance Company, Limited, or Toa, which is another private reinsurer in Japan, and the original direct insurers, including us, which participate in this insurance cover through retrocession agreements with JER. The maximum amount to be paid by JER for any one occurrence, net of the amount covered by reassurance ceded, is ¥452.0 billion. The maximum amount to be paid by the Japanese government for any one occurrence is ¥4,122.2 billion. The maximum aggregate amount to be paid by the original direct insurers and Toa for any occurrence according to the share specified under the retrocession agreements is ¥425.8 billion. Our share of that amount is approximately 29.2%. The Law Concerning Earthquake Insurance requires that, if there are special needs, such as insufficient existing funds for the payment of indemnity under earthquake insurance policies, the Japanese government will make efforts to arrange for, or to facilitate, financings by non-life insurance companies for these payments.

We also write earthquake insurance for buildings and structures other than dwellings as an extension of fire insurance coverage on a private basis. This earthquake insurance is not entitled to the reinsurance arrangements under the Law Concerning Earthquake Insurance, and a substantial part of the risk associated with these policies is reinsured with reinsurers. For the year ended March 31, 2006, our direct premiums written for earthquake insurance policies other than those under the Law Concerning Earthquake Insurance represented 7.3% of our direct premiums written for fire and allied lines.

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

Typically, a fixed amount, regardless of the actual damages sustained, is paid according to a pre-set payment table. We offer a variety of personal accident insurance products, including:

•	General Personal Accident—covers the insured against a broad range of accidents resulting in personal injuries. A fixed amount of indemnity is paid according to the type of injuries (e.g., death, permanent disability or hospitalization).

•	Income Indemnity—covers against the loss of income caused by an injury or illness.

•	Overseas Traveler’s Personal Accident—covers against accidents during travel and, if the policyholder has elected a special policy condition, against illness during travel.

•	Traffic Accident—covers the insured against collisions with, or accidents occurring on, automobiles, trains, planes, ships and other types of vehicles.

Marine Insurance

Cargo and Transit

Cargo insurance covers goods aboard vessels against risks during international transportation or risks during transportation in coastal seas. The terms of international cargo insurance are generally governed by the Institute Cargo Clauses of the International Underwriting Association. This line of insurance is unique in that it provides coverage against acts of war. For the year ended March 31, 2006, approximately 75% of insurance premiums of our cargo insurance was from international cargo. Japanese manufacturers and trading companies are our major clients for international cargo insurance.

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

For the year ended March 31, 2006, approximately 60% of our hull insurance premiums received were denominated in Japanese yen, while the rest was denominated in currencies other than the Japanese yen, primarily the U.S. dollar.

Because accidents involving vessels can result in large losses, we reinsure a portion of these risks with Japanese and overseas reinsurers.

Other Lines

Other types of property and casualty insurance we write include liability insurance, aviation insurance, workers’ compensation insurance, movables comprehensive insurance, machinery breakdown insurance, contractors’ all-risk insurance, e-risk insurance, nuclear insurance, weather insurance, event cancellation and abandonment insurance, credit and guarantee insurance and surety bonds. Liability insurance is written primarily for business customers and includes product liability insurance, directors’ and officers’ liability insurance and umbrella liability insurance. Movables comprehensive insurance covers damages resulting from loss, theft or destruction of various types of movable property.

Deposit-Type Insurance Products

Deposit-type insurance products combine a long-term insurance policy with a savings feature. We and other non-life insurance companies in Japan are permitted to attach a savings feature to almost all personal lines of insurance other than compulsory automobile liability insurance. The premium for the insurance portion is accounted for as premium written, and the premium for the savings portion is accounted for as “policyholders’ contract deposits”. For the year ended March 31, 2006, premiums written arising from deposit-type policies accounted for 1.6% of our direct premiums written for property and casualty insurance.

These policies, which have terms ranging from 2 to 64 years, provide for repayment at maturity of the savings-related portion of the premiums together with interest calculated on that amount at a specified rate. The policyholder knows the maturity value of the savings-related portion of the policy when he or she takes out the policy. Additional payments may also be made depending upon our investment performance during the term of the policy and other factors. Our repayment of the savings-related portion of the premiums and the payment of interest are conditioned on the policy remaining in effect until maturity. Consequently, where a claim for a total loss terminates the policy, we are released from our obligations to make payments to the policyholder. A total loss occurs in only a small number of cases each year. The policyholder can terminate the deposit-type insurance contract before the maturity date by paying us a pre-determined commission.

The contractual rate of interest credited to the policy varies by product and length of policy and is established at the beginning of the policy. We cannot change the committed interest rate during the policy term, except under extraordinary circumstances where policy terms are changed pursuant to the Insurance Business Law. Committed interest rates on newly issued policies ranged from 0.12% to 1.5% for the year ended March 31, 2006, 0.06% to 1.53% for the year ended March 31, 2005 and 0.06% to 1.60% for the year ended March 31, 2004. Committed interest rates on newly issued policies ranged from 0.10% to 2.75% during the five years ended March 31, 2003, and from 1.00% to 3.75% during the two years ended March 31, 1998. The aggregate amount of deposit-type insurance policies entered into prior to April 1, 1996 that remained in force as of March 31, 2006 is not significant.

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

Prior to July 1, 1998, premium rates for certain lines of non-life insurance were established by the rating organization that dealt with that particular line of insurance, such as the Automobile Insurance Rating Organization and the Property and Casualty Insurance Rating Organization. Almost all non-life insurance companies, including us, participate in the activities of these rating organizations, although we are not required to do so. As discussed in “Regulation”, the 1998 amendment to the Law Concerning Non-Life Insurance Rating Organizations abolished the rate-establishing activities of these organization. Since July 1998, the rating organizations have served in an advisory capacity to the non-life insurance companies. They calculate advisory or “reference risk premium” rates, prepare standard forms of insurance contracts and collect a wide range of insurance-related data. As a result of this liberalization, non-life insurance companies may set their own premium rates for their products. This has had the effect of intensifying competition in the industry. For some lines of insurance, however, such as earthquake insurance and compulsory automobile liability insurance, non-life insurance companies are obligated to use standardized rates.

Reinsurance

In order to reduce our maximum potential net loss and to maximize the return on our retained risk portfolio, we cede and hedge a portion of our insurance risks to other insurers, reinsurers and investors by way of reinsurance and risk financing tools.

We cede and assume risks under reinsurance and other similar arrangements to and from other insurance companies principally in order to better diversify our risks and enhance our underwriting capacity. Our proportional reinsurance, as discussed below, helps us limit the loss amount on an individual-risk basis by spreading the risk proportionally with other insurers. We also actively seek to utilize reinsurance to limit potential losses arising from specific extraordinary or catastrophic loss risks, including earthquake and typhoon risks. As a general matter, by ceding reinsurance we also seek to increase the stability of profits—by reducing fluctuations of loss ratios arising from large or multiple claims—and procure greater capacity to write larger risks. As a general matter, by assuming reinsurance, we seek to further diversify our risk portfolio while gaining additional potential sources of income.

We cede to reinsurers a portion of the risks we underwrite for property and casualty insurance. We pay reinsurance premiums to the reinsurers based upon the risks that are subject to reinsurance. Although a reinsurer is liable to us to the extent of the risks assumed, we remain liable as the direct insurer to policyholders on all of these risks.

We cede reinsurance to various reinsurers around the world. We select these reinsurers primarily for their financial security. We believe that no material amounts are uncollectible from our current reinsurers.

We utilize a variety of reinsurance arrangements, which are classified into two basic types: proportional reinsurance and excess-of-loss reinsurance.

•	Proportional reinsurance. This type of reinsurance involves reinsurers sharing a proportional part of the original premiums and losses under the reinsurance cession assumed. This type of reinsurance is used as a means to limit a loss amount on an individual-risk basis. In proportional reinsurance, the reinsurer customarily pays the ceding company a ceding commission, which is generally based upon the ceding company’s cost of acquiring the business ceded and may also include the ceding company’s margin. In most cases, this type of reinsurance is arranged in the form of a reinsurance treaty, where the ceding company is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining a separate prior consent to each cession from the reinsurers. If the underwriting capacity provided by such a treaty is not sufficient, the ceding company must arrange for “facultative reinsurance”, whereby a separate prior consent must be obtained from each reinsurer.

•	Excess-of-loss reinsurance. This type of reinsurance indemnifies the ceding company against a specified level of loss on underlying insurance policies in excess of a specified agreed amount. Excess-of-loss reinsurance is usually arranged in layers to secure greater capacity with more competitive pricing by offering various levels of risk exposure with different terms for reinsurers with different preferences. This type of reinsurance is commonly used as a means to protect against the occurrence of catastrophes, such as earthquakes and windstorms, by capping the total accumulated amount of losses from the retention on each individual risk after recovery of losses from proportional reinsurance.

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

In addition to the natural catastrophe exchange, Tokio Millennium Re Ltd., Tokio Marine Global Limited and Tokio Marine Global Re Limited assume reinsurance to further diversify our risk portfolio. Tokio Millennium Re specializes in natural and man-made catastrophe reinsurance and structured products, while Tokio Marine Global specializes in facultative reinsurance and specialty line reinsurance. Tokio Marine Global Re assumes traditional treaty reinsurance mainly in South East Asia.

The following table, prepared on a U.S. GAAP basis, shows our reinsurance premiums assumed and ceded, and retention ratio, for each of the periods indicated:

	Year ended March 31,
	2006	2005	2004
	(yen in millions, except percentages)
Direct premiums written	¥2,002,522	¥1,965,550	¥1,978,555
Reinsurance premiums assumed	354,350	353,571	374,219
Reinsurance premiums ceded	(382,226)	(393,714)	(407,528)

Net premiums written	¥1,974,646	¥1,925,407	¥1,945,246

Retention ratio (1)	83.8%	83.0%	82.7%

(1)	The retention ratio is calculated by dividing net premiums written by total of direct premiums written and reinsurance premiums assumed.

Property and Casualty Losses and Reserves

Loss and Expense Ratios

The following table, prepared on a U.S. GAAP basis, shows information with respect to loss and expense ratios for our principal lines of property and casualty insurance for each of the periods indicated:

	Year ended March 31,
	2006	2005	2004
	(yen in millions, except percentages)
Marine—Hull:
Net premiums written	¥15,794	¥14,474	¥14,484
Premiums earned	15,282	14,152	14,309
Losses incurred	14,267	15,659	9,932
Loss ratio (1)	93.4%	110.6%	69.4%
Marine—Cargo and Transit:
Net premiums written	¥77,213	¥71,006	¥65,998
Premiums earned	75,879	70,735	65,869
Losses incurred	39,012	31,093	30,877
Loss ratio (1)	51.4%	44.0%	46.9%
Fire and Allied Lines:
Net premiums written	¥288,395	¥263,701	¥270,495
Premiums earned	264,264	254,128	244,777
Losses incurred	118,803	220,002	85,335
Loss ratio (1)	45.0%	86.6%	34.9%

	Year ended March 31,
	2006	2005	2004
	(yen in millions, except percentages)
Voluntary Automobile:
Net premiums written	¥884,704	¥860,820	¥878,499
Premiums earned	891,651	863,426	884,201
Losses incurred	544,993	537,133	509,682
Loss ratio (1)	61.1%	62.2%	57.6%
Personal Accident:
Net premiums written	¥151,605	¥151,009	¥152,062
Premiums earned	150,035	151,435	151,954
Losses incurred	71,614	64,688	61,290
Loss ratio (1)	47.7%	42.7%	40.3%
Compulsory Automobile Liability:
Net premiums written	¥316,499	¥328,847	¥333,640
Premiums earned	325,463	316,333	262,082
Losses incurred	246,493	250,104	207,483
Loss ratio (1)	75.7%	79.1%	79.2%
Other:
Net premiums written	¥240,436	¥235,550	¥230,068
Premiums earned	229,730	225,441	237,011
Losses incurred	157,271	143,754	143,919
Loss ratio (1)	68.5%	63.8%	60.7%
Total:
Net premiums written	¥1,974,646	¥1,925,407	¥1,945,246
Premiums earned	1,952,304	1,895,650	1,860,203
Losses incurred	1,192,453	1,262,433	1,048,518
Loss ratio (1)	61.1%	66.6%	56.4%
Loss adjustment expenses incurred—unallocated	¥79,182	¥68,886	¥77,389
Ratio of losses and loss adjustment expenses incurred to premiums earned (A)	65.1%	70.2%	60.5%
Underwriting and administrative expenses incurred	¥631,044	¥634,078	¥623,819
Ratio of underwriting and administrative expenses incurred to premiums written (2)(B)	32.0%	32.9%	32.1%
Combined loss and expense ratios (3)	97.1%	103.1%	92.6%
Net premiums/direct premiums written ratios	98.6%	98.0%	98.3%

(1)	Ratio of net loss incurred to net premiums earned.
(2)	These data are for our property and casualty business only.
(3)	Sum of (A) and (B).

See note 19 to our consolidated financial statements and “Managements Discussion and Analysis of Financial Condition and Results of Operations—Business Segment Analysis” for comparable information prepared on a Japanese GAAP basis.

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

Loss and loss adjustment expenses fall into two categories:

•	Reserves for reported claims. These reserves are based on our estimates of future payments that will be made in respect of claims, including expenses related to those claims. These estimates are made on a case-by-case basis and are based on the facts and circumstances available at the time the reserves are established. These estimates reflect the informed judgment of the claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These reserves are periodically adjusted in the ordinary course of settlement and represent the estimated ultimate costs necessary to bring all the pending reported claims to final settlement. Consideration is given to historic trends and disposition patterns of loss payments, pending levels of unpaid claims and types of coverage.

•	Reserves for incurred but not reported claims. These reserves are established to recognize the estimated cost of losses that have occurred but as to which we do not yet have notice. These reserves, like reserves for reported claims, are established to recognize the estimated costs, including expenses, necessary to bring claims arising out of losses to final settlement. Since nothing is known about the occurrence of the losses, we rely on our past experience to estimate our liability in respect of incurred but not reported claims. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other demographic and economic factors. Late reported claim trends, claim severity, exposure growth and future inflation are some of the factors used in projecting reserve requirements for incurred but not reported claims. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

We factor in the following loss development information, among others, when establishing reserves for incurred but not reported losses:

•	For fire and allied lines insurance, substantially all losses are reported and paid within one year from the casualty date and substantially all underwriting risk is assumed in Japan.

•	For liability and workers’ compensation insurance, approximately 90% of losses are recognized within two years from the casualty date while the remaining losses are paid or recognized after two or more years. For underwriting risk assumed outside Japan, we make reserves based on reports from actuaries in the relevant countries.

•	For automobile, personal accident, marine (including cargo and transit and hull) and all other insurance, substantially all of the underwriting risk is assumed in Japan. For these insurance policies, except for bodily injury claims under automobile insurance, substantially all losses are paid or recognized within two years from the casualty date. For bodily injury claims under automobile insurance, approximately 90% of the losses are paid or recognized within one year while the remaining losses are paid or recognized after one or more years.

The ultimate cost of losses and loss adjustment expenses is subject to a number of highly variable circumstances. From when a claim is reported to when it is finally settled, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Items such as changes in the legal environment, results of litigation, changes in medical costs, costs of automobile and home repair materials and labor rates can substantially impact claim costs. These factors can cause actual developments to vary from expectations, in some cases materially. Claim reserve adjustments are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.

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

Reconciliation of Beginning and Ending Reserves

The following table, prepared on a U.S. GAAP basis, is a summary reconciliation of our beginning and ending reserves for property and casualty insurance, including the effect of reinsurance ceded, for each of the periods indicated:

	Year ended March 31,
	2006	2005	2004
	(yen in millions)
Balance at beginning of year	¥1,345,196	¥1,221,146	¥1,131,884
Less reinsurance recoverables	351,937	342,217	342,132

Net balance at beginning of year	993,259	878,929	789,752

Adjustment in connection with acquisitions	9,602	—	—

Incurred related to:
Current year insured events	1,247,933	1,326,179	1,116,582
Prior years insured events	23,702	5,140	9,325

Total incurred	1,271,635	1,331,319	1,125,907

Paid related to:
Current year insured events	625,741	722,166	588,432
Prior years insured events	563,432	495,793	446,825

Total paid	1,189,173	1,217,959	1,035,257

Foreign currency translation adjustments	5,214	970	(1,473)
Net balance at end of year	1,090,537	993,259	878,929
Plus reinsurance recoverable	329,118	351,937	342,217

Balance at end of year	¥1,419,655	¥1,345,196	¥1,221,146

Prior year claims and expenses incurred, as reflected in the preceding table, resulted principally from re-estimating and settling claims established in earlier accident years in amounts that differed from expectations.

Operations

Sales and Marketing

In addition to our head offices, which are located in Tokyo, Tokio Marine & Nichido had 68 branches and 365 sub-branches located throughout Japan as of March 31, 2006. Branches and sub-branches carry out ordinary insurance activities, such as loss adjustment and claim settlement, in specified geographical areas or for certain categories of industries, all at their own discretion within authorized limits. Certain activities in the branches are under the control of Tokio Marine & Nichido’s head office in Tokyo, including all reinsurance business and transactions involving amounts which exceed the branches’ authorized limits.

Non-life insurance in Japan is sold primarily through a network of full- and part-time insurance agents. As of March 31, 2006, Tokio Marine & Nichido had 63,413 insurance agents throughout Japan. These agents include corporations and individuals. In addition to the traditional agency system used to sell insurance products, since April 2001, as a result of insurance industry deregulation, Japanese commercial banks have been permitted to sell certain insurance products of their affiliated insurance companies at their branch offices. We utilize commercial banks, with their national and regional networks of branches, as a distribution channel for our products. Agents have historically been compensated on a commission basis, with rates varying according to the type of insurance and the qualifications of the agents. In April 2001, we introduced a new compensation system that uses individual performance criteria to a greater extent in determining compensation for agents. Insurance agents in Japan are required to be registered with the Financial Services Agency, or the FSA.

Our agents in Japan are authorized to write substantially all lines of insurance. Approximately 94% of our total direct premiums written (including deposits received) in the year ended March 31, 2006 originated through our agents. Through our underwriting agents, subsidiaries and affiliates, we sell insurance in 38 countries and territories overseas, including the United States where we sell insurance in all 50 states. Approximately 6% of our direct premiums written for the year ended March 31, 2006 originated from policies written outside of Japan.

Tokio Marine and Nichido Fire adopted an on-line agency system in 1991 and continuously expanded this system, which allows for greater efficiency in the contract process by allowing agents to directly input and access contract data. As of March 31, 2006, this on-line system maintained by Tokio Marine & Nichido was available for approximately 330,000 users. The number of contracts whose terms were directly input by Tokio Marine & Nichido’s agents using this system was approximately 19 million in the year ended March 31, 2006.

We have made efforts in developing the on-line systems for agents to increase work efficiency and strengthen sales capabilities at both insurance companies and agents. During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire began to develop “Millea Partners Net”, a new on-line system for agents utilizing broadband communications. As of March 31, 2006, “Millea Partners Net” was used by approximately 43,000 agents of Tokio Marine & Nichido with an aggregate of 160,000 users.

Operational Process Reform

During the fiscal year ended March 31, 2006, Tokio Marine & Nichido started its “New Wind” project, an operational process enhancement program with a focus on effective utilization of the agent system and cashless payment of premiums. This project aims to establish the foundation for the Business Renovation Project that Tokio Marine & Nichido plans to implement in the coming years.

Claims Processing

Claims of policyholders are accepted for processing either by insurance agents or directly by us at our branch offices. There is great customer demand for quick claims processing at a nearby office. In view of the intensifying competition among various sectors in the insurance and other financial markets in Japan, we have focused on expediting claims processing in order to satisfy customer needs. We handle calls from our policyholders involved in accidents throughout Japan from our toll-free line 24 hours a day. In August 2003, we launched a new service which includes giving advice immediately after an accident, making initial contact to hospitals and repair yards and offering expert assistance with car troubles and health problems. By offering such services over the telephone, we aim to mitigate our customers’ anxiety as soon as possible after an accident. For policyholders of our overseas travel accident insurance, we have facilities to respond to phone calls from policyholders traveling anywhere in the world and provide appropriate services to these customers.

As of March 31, 2006, there were 246 claims handling offices for Tokio Marine & Nichido throughout Japan, including its branch offices, that engage in claims processing work.

Business Improvement Order

On November 25, 2005, Tokio Marine & Nichido received a business improvement order from the FSA in connection with certain non-payment of insurance claims on incidental expenses. In response to the business improvement order, Tokio Marine & Nichido submitted a business improvement plan to the FSA and is addressing the issues presented in the FSA business improvement order. Tokio Marine & Nichido is continuing to investigate the issues and to implement corrective measures to prevent the recurrence of the problem.

In August 2006, Tokio Marine & Nichido announced to implement additional measures to enhance compliance in its business operations. These measures include the appointment of a director of Tokio Marine &

Nichido who will be exclusively responsible for the Internal Audit Department and the establishment of a Quality Improvement Committee, a Complaint Response Program, and an External Grievance Committee at Tokio Marine & Nichido.

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

We see product innovation as a core element of our strategy and work to develop new products that will satisfy our customers’ needs. For example, Tokio Marine Life’s “Nagawari” is a lapse-supported whole-life insurance product which allows us to offer lower premiums by making use of a high surrender charge. In 1997, Tokio Marine Life launched “Mittsu-no-Anshin”, or “Triple Coverage”, a type of comprehensive whole-life insurance combining coverage for hospitalization, nursing care and death benefits, which won an innovative-product award in February 1998 from the Nihon Keizai Shimbun, the Japanese daily business journal. In 2002, Tokio Marine Life revised its “Household Income Coverage” insurance, a fixed term insurance product which covers household income by monthly payment of insurance money for a reasonable premium. In January 2004, we launched “Anshin Dollar Annuity”, a U.S. dollar denominated annuity, in the Japanese market through Tokio Marine & Nichido Life. In May 2005, we launched “Anshin Yen Annuity”, a Japanese yen denominated annuity, through Tokio Marine & Nichido Life. Tokio Marine & Nichido Life launched “Anshin Dollar Shushin”, a U.S. dollar denominated whole-life insurance, in December 2005, followed by “Anshin Yen Shushin”, a Japanese yen denominated whole-life insurance, in January 2006. Under these products, the death benefit increases with an increase in accumulated principal, and the interest rates on the accumulated principal is reviewed and revised periodically. A minimum death benefit is also guaranteed.

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

Tokio Marine & Nichido Life’s total insurance-in-force as of March 31, 2006 was ¥16.0 trillion, compared to ¥14.8 trillion as of March 31, 2005. During the year ended March 31, 2006, the number of Tokio Marine & Nichido Life’s total life insurance policies in force exceeded 2 million.

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

In September 2004, Tokio Marine & Nichido Financial Life entered into a business alliance with Mitsubishi Tokyo Financial Group, Inc. and its subsidiary, The Bank of Tokyo Mitsubishi UFJ, Ltd., and together launched “As You Like”, a new variable annuity product. The special feature of the “As You Like” product is that it provides policyholders with three choices of plans at the time of contract and permits switching of plans during the accumulation period. The three plans offer different guarantee levels on accumulated principal, allowing policyholders to choose a plan based on risk preferences at various stages of their lives. The “Plan Change” feature represented an innovation in the Japanese market for variable annuities.

Tokio Marine & Nichido Financial Life also currently offers a range of other variable annuity products with different kinds and levels of guarantees. In several of Tokio Marine & Nichido Financial Life’s products, including “Best Scenario”, “Marine Wave”, “Good News”, “Todokundesu” and “Sanmi-Ittai” that were launched during 2005 and 2006, the amount of accumulated principal is transferred to a deferred fixed annuity account when it reaches a certain target after three years. “Nenkin Shin-Sedai”, launched in October 2004, is similar to “As You Like” in that it permits switching of plans during the accumulation period and offers different guarantee levels on accumulated principal.

Tokio Marine & Nichido Financial Life also currently offers a variable universal life insurance product called “Prime Life”, which allows policyholders to initially set and later modify during the accumulation period the amount of premium payments as well as the amount of benefits in accordance with differing needs and preferences at various stages of their lives.

For marketing and sales of its products, Tokio Marine & Nichido Financial Life relies on agencies with specialized knowledge of variable insurance products, including those of financial institutions and other “professional” agencies which exclusively market and sell insurance products. For example, Tokio Marine & Nichido Financial Life’s products “As You Like”, “Nenkin Shin-Sedai”, “Best Scenario” and “Good News” are being distributed in Japan through branch offices of national and regional banks.

Tokio Marine & Nichido Financial Life’s total life insurance-in-force as of March 31, 2006 was ¥1.0 trillion, compared to ¥0.5 trillion as of March 31, 2005, reflecting primarily an increase in Tokio Marine & Nichido Financial Life’s variable annuity business.

Third Sector Insurance Business

In the Japanese insurance industry, the “third sector” refers to insurance products and services that do not fall within the traditional life and non-life insurance areas, such as personal accident, medical and cancer insurance and insurance covering expenses for nursing care. Since the deregulation in 2001, we have been offering cancer and medical insurance products through our life insurance subsidiaries as well as property and casualty insurance subsidiaries. In 2003, Tokio Marine Life released “Medical Mini”, a medical insurance product featuring simplified terms and conditions at an affordable price, thereby continuing to expand its business in this area. In the field of medical insurance, Tokio Marine & Nichido launched “Long Life Mini”, a new product similar to “Medical Mini”, in October 2004, and Tokio Marine & Nichido Life released new products in January 2005, including “Anshin Amulet”, a form of medical insurance exclusively for women, and “Anshin Iryou Plus”, a product offering enhanced coverage for cancers, strokes and heart attacks. In addition, Tokio Marine & Nichido Life introduced new medical insurance products in May 2006 called “Anshin Iryou Cash Back 60” and “Anshin Iryou Triple Guard 60”. “Anshin Iryou Cash Back 60” provides hospitalization coverage for up to 60 days and offers a “cash back” payment every five years if no claim is made during such five years. “Anshin Iryou Triple Guard 60” provides hospitalization coverage for up to 60 days and waives premium payments when the insured suffers from cancer, a stroke or a heart attack.

Overseas Operations

Our overseas business dates back to 1880, when Tokio Marine started offering insurance products in the United Kingdom, France and the United States. As of March 31, 2006, we maintained branch offices in the United States and China and overseas offices in 30 other countries, territories and jurisdictions.

The following are our principal overseas subsidiaries and affiliates:

•	Asia and Oceania—The Tokio Marine and Fire Insurance Company (Hong Kong) Limited, The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited, Tokio Marine Management (Australasia) Pty. Ltd. and Tokio Marine Newa Insurance Co., Ltd.

•	The Americas—Tokio Marine Management, Inc., First Insurance Company of Hawaii, Ltd., Tokio Marine Compañia de Seguros, S.A. de C.V., Tokio Marine Brasil Seguradora S.A., Tokio Millennium Re Ltd., Real Seguros S.A. and Real Vida e Previdência S.A.

•	Europe, the Middle East and Africa—Tokio Marine Europe Insurance Limited, Tokio Marine Global Re Limited and Tokio Marine Global Ltd.

We issue insurance policies in 38 countries and territories outside of Japan. One of our objectives is to expand the profitability and size of our international operations simultaneously on a coordinated basis, with particular emphasis on Asia.

In December 2002, we launched Millea Asia, subsequently renamed as Tokio Marine Asia, as an intermediate holding company in Singapore to facilitate the growth of our Asian insurance business. We transferred the Asian insurance management operations of Tokio Marine to the new company in April 2003. Tokio Marine Asia is in charge of planning our business growth strategy, pursuing business tie-ups and merger and acquisitions opportunities, and managing our local subsidiaries in the Asian region (excluding Japan).

Since its establishment, Tokio Marine Asia has been actively investing in insurance companies in Asia, including Taiwan and China. For example, in Taiwan, Tokio Marine Asia acquired the Taiwanese property and casualty insurance company Allianz President General Insurance Co., Ltd. in September 2004. This company merged with Newa Insurance on April 1, 2005, and the newly merged company now operates under the name Tokio Marine Newa Insurance Co., Ltd., in which Tokio Marine Asia holds a 49% interest. In July 2003, Tokio Marine Asia, together with Tokio Marine, acquired a 24.9% interest in Sino Life Insurance Co., Ltd., a life insurer in China, which commenced its life insurance operations in Shanghai in November 2003 and now operates primarily in major cities such as Beijing, Nanjing and Hangzhou. In June 2005, Tokio Marine & Nichido acquired a 24.9% interest to establish ZhongSheng International Insurance Brokers Co., Ltd., or ZhongSheng, an insurance brokerage company in Beijing. Also in December 2005, Tokio Marine & Nichido acquired a 24.9% interest in Tianan Insurance Company Limited, of China, or Tianan Insurance, a Chinese property and casualty insurance company which has approval to operate across the country and is free from categorical underwriting restrictions. Together with Tokio Marine’s Shanghai branch office, Sino Life, ZhongSheng and Tianan Insurance are driving the expansion of our insurance businesses in China.

Tokio Marine & Nichido is also expanding its operations elsewhere in Asia. In January 2006, Tokio Marine & Nichido was granted a Takaful license by the central bank of Malaysia. Takaful is a financial system based on the teachings of Islam. A joint venture with the Hong Leong Group, a Malaysian banking group, to offer Takaful insurance products is expected to commence its operations during the year ending March 31, 2007. In April 2006, Tokio Marine & Nichido reached an agreement with the major shareholders of Asia General Holdings Ltd., or Asia General, to acquire their shareholdings in Asia General, which holds property and casualty and life insurance companies in Singapore and Malaysia. Pursuant to the agreement, Tokio Marine & Nichido acquired approximately a 15% interest in Asia General in May 2006 for S$130 million (approximately ¥9,264 million at the exchange rate on May 25, 2006). Tokio Marine & Nichido expects to acquire additional shares to hold a majority interest by early 2007. Through this acquisition, Tokio Marine & Nichido expects to expand its property and casualty insurance operations and to establish a foundation for life insurance operations in Singapore and Malaysia.

In December 2005, Tokio Marine & Nichido contributed US$150 million into Tokio Millenium Re, increasing its total capital investment to US$650 million, in order to provide Tokio Millenium Re with a capital base that is adequate to support a growing portfolio. In July 2005, we acquired a 100% interest in Real Seguros S.A., primarily a property and casualty insurer, and a 50% interest in Real Vida e Previdência S.A., a life and pension insurer, both located in Brazil, from ABN AMRO Bank N.V. for a total of cost of R$983 million (¥46.6 billion). As a result of this transaction, Tokio Marine & Nichido now markets its insurance products through approximately 1,900 branches of Banco ABN AMRO Real S.A. and 8,700 insurance brokers in Brazil.

Tokio Marine & Nichido has a representative office in Iran, a country which has been designated by the U.S. Secretary of State as a state sponsor of international terrorism. However, that office is precluded by law from conducting any insurance business in Iran, and functions only as a clearinghouse for information of interest to our clients with an interest in Iran. Tokio Marine & Nichido’s aggregate premiums written involving Iran in the fiscal year ended March 31, 2006 were less than $1 million, representing less than 1 ten thousandth of our total property and casualty premiums written in that year. Much smaller premiums were received for a policy involving Libya prior to the June 30, 2006 recission of its designation as a state sponsor. After a careful review of this de minimis activity involving Iran and Libya, we have determined that it is neither quantitatively nor qualitatively material to our business results or to the investment risk from investment in our securities.

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

The Japanese government’s regulations concerning non-life insurance companies specify the types of assets in which they can invest and also set upper limits on various kinds of investments based on a percentage of the book value of total assets. For example, investment in domestic stocks is limited to 30% of the book value of total assets, real estate to 20% and assets in foreign denominated currencies to 30%. Under special circumstances, the FSA may approve investments in excess of these limits.

Our investment portfolio consists primarily of Japanese and foreign equity securities, Japanese and foreign bonds and loans to Japanese companies. The following table, prepared on a U.S. GAAP basis, shows our investments as of each date indicated:

	As of March 31,
	2006	2005	2004
	(yen in millions)
Investments—other than investments in related parties:
Securities held to maturity, at amortized cost	¥1,216,061	¥1,109,715	¥1,109,861
Securities available for sale:
Fixed maturities, at fair value	4,179,797	3,962,641	3,209,582
Equity securities, at fair value	5,009,430	3,645,779	3,457,374
Trading securities, at fair value	824,986	241,878	48,513
Mortgage loans on real estate	70,743	71,033	129,076
Investment real estate	132,496	134,180	104,110
Policy loans	43,369	38,567	33,610
Other long-term investments	429,837	409,187	419,199
Short-term investments	930,776	691,769	881,897

Total investments	¥12,837,495	¥10,304,749	¥9,393,222

The increase in equity securities available for sale during the year ended March 31, 2006 is primarily a result of increased prices for Japanese equity securities. The increase in trading securities during the fiscal year ended March 31, 2006 results mainly from an increase in investment deposits made under variable annuity contracts.

Securities Available for Sale

The following table, prepared on a U.S. GAAP basis, shows our investments in securities available for sale by type (other than in related parties) as of each date indicated:

	As of March 31,
	2006	2005	2004
	(yen in millions)
Japanese fixed maturities	¥3,349,814	¥3,271,634	¥2,747,031
Foreign fixed maturities	829,983	691,007	462,551

Total fixed maturities	4,179,797	3,962,641	3,209,582

Japanese equity securities	4,768,406	3,428,374	3,301,699
Foreign equity securities	241,024	217,405	155,675

Total equity securities	5,009,430	3,645,779	3,457,374

Total securities available for sale	¥9,189,227	¥7,608,420	¥6,666,956

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

Loans

The following table, prepared on a U.S. GAAP basis, shows our investments in loans (other than those to related parties) as of each date indicated:

	As of March 31,
	2006	2005	2004
	(yen in millions)
Mortgage loans on real estate	¥70,743	¥71,033	¥129,076
Mortgage loans on vessels and facilities (1)	9,778	10,979	20,356
Collateral and bank-guaranteed loans (1)	13,598	11,250	18,542
Unsecured loans (1)	366,202	359,696	357,504
Policy loans	43,369	38,567	33,610

Total	¥503,690	¥491,525	¥559,088

(1)	Included in “other long-term investments” in our balance sheet prepared in accordance with U.S. GAAP.

Most of our loans are to corporate borrowers in Japan.

Short-Term Investments

The following table, prepared on a U.S. GAAP basis, shows our short-term investments by type as of each date indicated:

	As of March 31,
	2006	2005	2004
	(yen in millions)
Call loans	¥111,360	¥203,322	¥587,092
Commercial paper	460,798	328,779	21,599
Deposits and other invested cash	358,618	159,668	273,206

Total	¥930,776	¥691,769	¥881,897

We invest in short term investments in order to maintain necessary liquidity in our investment portfolio while seeking to generate returns based on interest rates that reflect current market conditions. We decreased our investments in call loans and increased our investments in commercial paper to improve investment efficiency by capturing the relatively higher interest rates of commercial paper.

Investment Results

The following table, prepared on a U.S. GAAP basis, shows our investment results for each of the periods indicated:

	Year ended March 31,
	2006	2005	2004
	(yen in millions)
Investment income:
Interest on fixed maturities	¥84,478	¥73,677	¥73,683
Dividends from equity securities	67,044	47,216	36,692
Interest on mortgage loans on real estate	1,574	2,414	3,286
Rent from investment real estate	15,135	16,592	12,501
Interest on policy loans	1,564	1,396	1,280
Interest on other long-term investments	5,491	6,585	9,339
Interest on short-term investments (1)	7,404	4,415	1,536
Others	6,936	1,423	1,850

Gross investment income (1)	189,626	153,718	140,167
Less investment expenses	25,193	20,521	13,994

Net investment income	164,433	133,197	126,173

Realized gains (losses) on investments:
Fixed maturities	(9,983)	3,432	(8,399)
Equity securities	180,751	64,672	4,645
Other investments	4,429	18,646	(101)

Realized gains (losses) on investments	175,197	86,750	(3,855)

Gains (losses) on derivatives:
Interest rate swaps	(14,008)	19,404	(45,775)
Foreign exchange contracts	(22,976)	(12,752)	7,458
Credit default swaps	453	2,871	6,797
Other	7,226	(1,227)	(5,235)

Gains (losses) on derivatives	(29,305)	8,296	(36,755)

Total net investment income, realized losses on investments and gains (losses) on derivatives	¥310,325	¥228,243	¥85,563

(1)	Certain amounts in our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2004 have been reclassified to conform to the new classifications adopted during the fiscal year ended March 31, 2005.

Subsidiaries and Affiliates

Significant Subsidiaries

The following were our significant subsidiaries as of March 31, 2006, all of which were wholly owned and incorporated in Japan, except as otherwise noted: Tokio Marine & Nichido Fire Insurance Co., Ltd., Tokio Marine & Nichido Life Insurance Co., Ltd., Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (formerly known as Skandia Life Insurance Company (Japan) Limited), Tokio Marine & Nichido Career Service Co., Ltd., Tokio Marine & Nichido Facilities, Inc. (75% owned), Tokio Marine Europe Insurance Limited (incorporated in the United Kingdom), The Tokio Marine and Fire Insurance Company (Hong Kong) Limited (incorporated in Hong Kong, China), Trans Pacific Insurance Company (incorporated in New York, U.S.A.), Tokio Millennium Re Ltd. (incorporated in Bermuda), Tokio Marine Global Re Limited (incorporated in Ireland), Tokio Marine Asset Management Company, Limited, Tokio Marine Asia Pte. Ltd. (incorporated in

Singapore), The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited (incorporated in Singapore), Tokio Marine Brasil Seguradora S.A. (91.4% owned) (incorporated in Brazil), Tokio Marine Financial Solutions Ltd. (incorporated in the Cayman Islands), Tokio Marine Global Limited (incorporated in the United Kingdom) and Real Seguros S.A. (incorporated in Brazil).

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

Major insurance companies with global operations compete in the Japanese insurance market. We believe that the current strategy of these global insurance companies focuses on marketing methods and products that are not yet popular in Japan, such as direct marketing to individual customers and risk-segmented automobile insurance. It is probable that over time some foreign insurers will succeed in increasing their sales of products in more popular lines of business such as voluntary automobile insurance. However, the foreign companies’ market share is currently fairly limited. Some of the foreign insurers have already exited from the Japanese insurance market. We do not feel these companies pose a threat to our market position but we are closely monitoring the situation and will respond if necessary.

Many of Japan’s life insurance companies have established non-life insurance subsidiaries as permitted under the 1995 amendments to the Insurance Business Law.

Life insurance providers in Japan can be classified into three categories: traditional life insurers; new entrants, such as the foreign life insurers and subsidiaries of Japanese non-life insurers, including Tokio

Marine & Nichido Life; and the postal life insurance system. While the traditional life insurers continue to underwrite the large majority of privately underwritten life insurance in Japan, some of the new entrants in the market, such as foreign life insurers and subsidiaries of Japanese non-life insurers have experienced steady growth through the utilization of new sales techniques. The postal life insurance system, a public insurance system managed by Japan Post, is a distinctive element of the Japanese life insurance market. Postal life insurance products are offered through the network of post offices located throughout Japan. Currently, the postal life insurance system is scheduled to be incorporated as a separate entity in October 2007 in preparation for a privatization by the Japanese government at a later stage.

Properties

We lease real property in Tokyo for use in our operations at the holding company level. We moved our office in July 2005 and the floor space for our new office is approximately 13,400 square feet.

Tokio Marine & Nichido owns and leases real property for use in its operations. Approximately 85% of the 7,761,541 square feet of real property that Tokio Marine & Nichido uses in its Japanese operations is owned. Tokio Marine & Nichido owns two large buildings (25 stories and 15 stories) in Marunouchi, Tokyo’s central business district. Approximately 79% of the total space in these two buildings (1,241,280 square feet) is used by Millea Holdings and its subsidiaries; the rest is held for lease to tenants.

Tokio Marine & Nichido also owns and utilizes approximately 670,000 square feet of floor space for its data center located in a suburb of Tokyo. In this center, Tokio Marine & Nichido utilizes five sets of leased computers with a total capacity of 5,300 million instructions per second, or MIPS. In addition, Tokio Marine & Nichido has a data center located in a suburb of Chiba prefecture. This center has total floor space of approximately 163,000 square feet and is equipped with three sets of leased computers with a total capacity of 591 MIPS. The Chiba center serves as a backup center in case of a disaster in the Tokyo area. The Chiba center operates in conjunction with the Tokyo center to share the data processing load of Tokio Marine & Nichido.

Employees

As of March 31, 2006, we had 19,761 employees on a consolidated basis, of whom 17,356 were in the property and casualty insurance business, 1,892 were in the life insurance business and 513 were in other businesses, compared with 18,910 employees on a consolidated basis as of March 31, 2005, of whom 17,024 were in the property and casualty insurance business, 1,474 were in the life insurance business and 412 were in other businesses. As of March 31, 2004, we had 19,779 employees on a consolidated basis, of whom 18,125 were in the property and casualty insurance business, 1,237 were in the life insurance business and 417 were in other businesses. A majority of Tokio Marine & Nichido and Tokio Marine & Nichido Life employees are members of their respective labor unions, which negotiate with the respective companies concerning remuneration and working conditions. We consider our labor relations to be good.

Legal Proceedings

Neither we nor any of our operating subsidiaries is a party to any material pending legal proceedings other than routine litigation incidental to our business. In addition, we are not aware of any litigation that is reasonably likely to have a material adverse effect on our financial position or results of operations.

In May 2005, one of Tokio Marine & Nichido’s U.S. subsidiaries received subpoenas from the United States Attorney’s Office for the Southern District of New York and the SEC, requesting documents relating to certain types of reinsurance transactions, in connection with what we believe are investigations involving a number of industry participants. We are cooperating with the relevant authorities with respect to these matters.

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

In the year ended March 31, 2006, or fiscal 2006, our property and casualty insurance business generated 83.9% of our operating income and 93.8% of our net income. The remainder was generated primarily by our life insurance business.

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

We believe that our results of operations and financial condition over the past three fiscal years have been influenced by the following major trends:

•	A significant increase in Japanese equity prices in fiscal 2006 and a relatively stable value of Japanese equities in the year ended March 31, 2005, or fiscal 2005, following a significant increase in Japanese equity prices in the year ended March 31, 2004, or fiscal 2004, which have resulted in fluctuations in our realized and unrealized gains (losses) on investments;

•	Fluctuations in long-term interest rates in Japan, in particular a significant rise in long-term interest rates in fiscal 2006, subsequent to a slight decrease in fiscal 2005 and a significant increase in fiscal 2004. An increase in long-term interest rates has had the effect of increasing losses on derivatives and decreasing unrealized gains on investments and the value of our policyholders’ contract deposits, while a decrease in long-term interest rates has had the opposite effect;

•	Increased competition in the property and casualty insurance business, including price competition, which has required us to offer competitive products at competitive rates;

•	Slowing demographic growth and an aging population in Japan, which have limited the overall growth potential of the individual insurance market in Japan, while providing growth opportunities for insurance products that respond to the needs of the elderly, such as third sector insurance;

•	Limited growth in the number of automobiles in Japan, which has affected the growth potential for automobile insurance in Japan; and

•	Improving economic activity in Japan, as Japan’s real gross domestic product grew by 3.2% in fiscal 2006, 1.9% in fiscal 2005 and 2.0% in fiscal 2004.

The following is a discussion of our results of operations in fiscal 2006 compared to fiscal 2005. For a detailed discussion of changes in our results of operations, see “—Results of Operations”.

•	Total operating income increased in fiscal 2006 by ¥226,588 million, or 9.4%, to ¥2,635,685 million, reflecting primarily an increase in realized gains on investments and net investment income, partially offset by losses on derivatives.

•	Total operating cost and expenses increased in fiscal 2006 by ¥102,763 million, or 4.5%, to ¥2,405,254 million, reflecting primarily an increase in policy benefits and losses for life.

•	As a result, income before extraordinary items and cumulative effect of accounting changes increased by ¥79,433 million, or 102.5%, to ¥156,960 million. The main reason for this increase was the low number of major natural disasters in Japan.

•	Net income increased in fiscal 2006 by ¥65,001 million, or 70.7%, to ¥156,960 million. In fiscal 2005, net income included an extraordinary item amounting to ¥14,458 million, which was unallocated negative goodwill arising from the business combination with Nisshin Fire.

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

While the Japanese economy faced a number of volatile and challenging economic trends and conditions over the last decade, it has been recovering in recent years, and such trend continued during fiscal 2006. Japan’s economic condition has been characterized by:

•	Improving economic activity, as Japanese real gross domestic product grew by 2.0% in fiscal 2004, 1.9% in fiscal 2005 and 3.2% in fiscal 2006.

•	A 6% rise in total levels of outstanding Japanese government debt from ¥781 trillion in fiscal 2005 to ¥827 trillion in fiscal 2006. However, ratings of Japanese government bonds by major rating agencies were raised from stable to positive subsequent to fiscal 2006, reflecting expectations that economic and financial conditions will improve, including an end to increases in government debt.

•	A 34% decrease in corporate bankruptcy filings from 13,276 cases filed in fiscal 2005 to 8,759 cases filed in fiscal 2006. Total liabilities of these insolvent companies for fiscal 2006 totaled ¥5,749 billion, a decrease of 18.4% from ¥7,043 billion in fiscal 2005.

•	A rise in the uncollateralized overnight call rate of the Bank of Japan to an average of 0.25% as of July 14, 2006, reflecting an end to Bank of Japan’s policy of maintaining near–zero interest rates in effect since March 2001.

•	Continuing but slower rate of decline in real estate values, with government-appraised land prices declining by an average of 2.7% for both residential and commercial areas in fiscal year 2006, compared to a decline averaging 4.6% for residential areas and 5.6% for commercial areas in fiscal year 2005.

•	Significant improvement in equity markets, with the Nikkei Stock Average, which is an average of 225 stocks listed on the Tokyo Stock Exchange, increasing by 46.1%, to reach 17,059.66 during fiscal 2006, after having remained stable at 11,668.95 and 11,715.39 at the end of fiscal years 2005 and 2004, respectively.

•	Significant exchange rate movements, as the value of the yen against the U.S. dollar fluctuated from a high of ¥104.41 to a low of ¥120.93 in fiscal 2006, from a high of ¥102.26 to a low of ¥114.30 in fiscal 2005 and from a high of ¥104.18 to a low of ¥120.55 in fiscal 2004.

The U.S. economy initially showed a continued positive growth but such growth gradually moderated as a result of a weakening housing market, higher interest rates and higher energy prices during fiscal 2006. The U.S. Federal Reserve decided to keep its interest rates steady at 5.25% as of August 8, 2006 for the first time following repeated rate increases over the preceding two years. U.S. equity indices such as the NASDAQ Composite Index and the Dow Jones Industrial Average generally remained stable in fiscal 2006.

The European economy showed stronger signs of recovery throughout fiscal 2006 compared to fiscal 2005.

In fiscal 2006, non-Japan Asia generally experienced strong growth.

Business Combination

On October 1, 2004, Millea Holdings merged two of its wholly-owned non-life subsidiaries: Tokio Marine and Nichido Fire. The merged subsidiary was renamed as Tokio Marine & Nichido. The merger did not affect our consolidated financial statements.

Business Alliance

Pursuant to an agreement reached in March 2003, we entered into a strategic alliance with Nisshin Fire and acquired approximately 31% of the total outstanding shares of Nisshin Fire as of February 2005. For U.S. GAAP financial reporting purposes, unallocated negative goodwill arising from the transaction in the amount of ¥14,458 million was recognized as extraordinary gain, which was reflected in our net income for the year ended March 31, 2005. Pursuant to an agreement reached in May 2006, Nisshin Fire will become our wholly-owned subsidiary as of September 30, 2006.

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

When it is determined that a decline in value is other than temporary, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. This corresponding charge is referred to as an impairment and is reflected in “Realized losses on investments” in the consolidated income statement. See “—Results of Operations” for a discussion of the effects of impairments on our operating results for the years ended March 31, 2006, 2005 and 2004.

Among the factors that management considers when determining whether declines in the value of equity securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable fixed maturities, management evaluates each of the securities and considers fundamental valuation issues such as credit deterioration of the issuer and other facts including the extent and period of time that the value of the securities is below cost. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (i) whether the value of the securities continued to be below cost for more than 12 months, (ii) whether the value of the securities continued to be more than 20% below cost during any six-month period and (iii) whether there has been a decline in value to below 30% of cost as measured at the end of any fiscal year. For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as the deterioration of the issuer’s financial position and credit rating.

When evaluating whether declines in the value of investments are other than temporary, management considers current and expected economic conditions. Management’s general expectation at March 31, 2006 was that economic conditions in Japan would continue to improve from the economic conditions that prevailed during the year ended March 31, 2006, when Japan’s real GDP grew at a 3.2% annual rate, and that interest rates would increase. Management’s general expectation at March 31, 2005 was also that economic conditions in Japan would improve from the economic conditions that prevailed during the year ended March 31, 2005, when Japan’s real GDP grew at a 1.9% annual rate. The level of impairment losses can be expected to increase when economic conditions deteriorate and to decrease when economic conditions improve. If the economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.

After considering these and other factors, we write down individual securities holdings to fair value when management determines that a decline in fair value below the acquisition cost of the securities is other than temporary. See also “—Results of Operations—Year Ended March 31, 2006 Compared to Year Ended March 31, 2005” and “—Results of Operations—Year Ended March 31, 2005 Compared to Year Ended March 31, 2004”.

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

The allowance is based on two principles of accounting:

SFAS No. 114,	“Accounting by Creditors for Impairment of a Loan”, and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures”, which require that losses be accrued based on the difference between the loan balance and the present value of future cash flows or values that are observable in the secondary market; and

SFAS No. 5,	“Accounting for Contingencies”, which requires that losses be accrued when they are probable of occurring and quantitatively estimable.

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

During the years ended March 31, 2006, 2005 and 2004, loan losses of ¥1,859 million, ¥5,961 million and ¥8,312 million, respectively, were recorded, which represented 0.37%, 1.13% and 1.36%, respectively, of the average loan portfolio during the period. As of March 31, 2006 and 2005, the allowance for loan losses was ¥9,227 million and ¥10,198 million, respectively, which represented 1.80% and 2.07%, respectively, of the outstanding loans.

Our loan portfolio consists mainly of loans to individuals and corporations resident in Japan. Therefore, the level of impairment losses can generally be expected to increase when economic conditions in Japan deteriorate and decrease when economic conditions in Japan improve. If the Japanese economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.

Our loan portfolio also includes mortgage loans on real estate mainly located in Japan. While impairments on these mortgage loans are influenced by a number of factors, the level of impairment losses can be expected to increase when conditions of the real estate market in Japan deteriorate and decrease when conditions of the real estate market in Japan improve. If conditions of the real estate market in Japan differ from management’s expectations, actual impairment losses might be different from the estimates.

Valuation of Financial Instruments with No Available Market Prices

Certain assets and liabilities, including fixed maturity securities available for sale and financial derivatives, are reflected at their estimated fair values in our U.S. GAAP consolidated financial statements. As of March 31, 2006, 8.1% of the equity securities available for sale, virtually all financial derivatives and a small portion of the fixed maturity securities available for sale that we held in our investment portfolio were not listed or quoted, meaning there were no available market prices for these financial instruments.

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

Amortization of Deferred Policy Acquisition Costs

We defer certain costs incurred in acquiring new business to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents’ commissions, in-house sales agents’ salaries, other compensation and other underwriting costs. For property and casualty insurance products, we defer and amortize (i.e., expense) these costs over the period in which the related premiums written are earned. For traditional life insurance products, we generally defer and amortize these costs over the premium paying period of the policy. For investment contracts, we defer and amortize these costs with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. We review our deferred policy acquisition costs periodically to determine if they are likely to be offset by future premium revenue recognition. If any of these deferred policy acquisition costs are not considered recoverable, we write off those costs in the current year. For the years ended March 31, 2006, 2005 and 2004, we did not have any material writeoffs of deferred policy acquisition costs reflected in our income statements.

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

As of March 31, 2006, our loss, claim and loss adjustment expense liability accrued by line of business was as follows:

Line of Business	Loss, claim and loss adjustment expense liability as of March 31, 2006
(yen in millions)
Property and casualty business:
Voluntary automobile	¥333,753
CALI	521,079
Fire & allied	95,546
Personal accident	46,436
Marine—Cargo & transit	31,926
Marine—Hull	28,914
Other	316,213
Loss adjustment expenses—unallocated	45,788

Total	¥1,419,655

The establishment of our loss, claim and loss adjustment expense liability is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs.

We estimate loss, claim and loss adjustment expense liability for reported claims on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property and casualty business to recognize the estimated cost of losses that have occurred but about which we have not yet been notified. When actual claims experience differs from our previous estimate, the resulting difference will be reflected in our reported results for the period of the change in the estimate. See “Business—Property and Casualty Insurance—Property and Casualty Losses and Reserves—Property and Casualty Reserves”.

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

Changes in reported losses may affect our historical loss development factors, which in turn may affect our estimate of the amount of losses, claims and loss adjustment expense liability. For example, we estimate that a 1% increase in paid claims during the fiscal year ended March 31, 2006, together with a 1% increase in case reserves as of March 31, 2006, would have increased our aggregate losses, claims and loss adjustment expense liability as of March 31, 2006 by approximately 1.50%.

We consider property and casualty reserves expected to be paid after five years to be of a longer-tailed nature. Our longer-tailed balances consist primarily of bodily-injury claims. Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. We estimate that approximately 6.2% of our property and casualty reserves as of March 31, 2006 relate to claims that will be paid after five or more years.

Claims for non-bodily injuries are generally relatively short-tailed, as they are generally expected to be paid within one to two years. Our actual experience under such claims generally does not differ significantly from our expectations, which helps to reduce the sensitivity of our overall property and casualty loss reserves to future developments and trends.

For the years ended March 31, 2006, 2005 and 2004, our adverse development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

	Year ended March 31,
	2006	2005	2004
	(yen in millions, except percentages)
Claims expenses recognized in the current year relating to prior years, net of reinsurance	¥23,702	¥5,140	¥9,325
Claims expenses recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance	2.39%	0.58%	1.18%
Claims expenses recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance	1.86%	0.39%	0.83%

Claims expenses recognized in the year ended March 31, 2006 relating to prior years were incurred principally due to changes in currency rates affecting reserves for foreign currency denominated policies and other adverse developments based on the latest experience in claim settlement. As set forth in the above table, subsequent development on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.

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

Shadow Accounting

Realized gains or losses on investments may have a direct effect on the measurement of insurance assets and liabilities. Realization of gains or losses on available-for-sale investments can lead to unlocking of deferred policy acquisition costs, present value of future profit and certain insurance liabilities, and in such situations, shadow accounting is applied to ensure that all recognized gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the gains and losses are recognized in the income statement or directly in equity. If unrealized gains or losses trigger shadow accounting adjustments to deferred policy acquisition costs, present value of future profit and certain insurance liabilities, the corresponding adjustment is recognized in equity, together with unrealized gains or losses.

Earthquake Insurance

As of March 31, 2006, we had a contractual right to ¥113,054 million of funds held by Japan Earthquake Reinsurance, or JER, and since such amount had not been required to fund any significant earthquake losses, it was recorded as a deposit asset on our balance sheet.

The premiums earned (net of reinsurance), claims incurred (net of reinsurance) and the resulting profit for JER-related policies for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Year ended March 31,
	2006	2005	2004
	(yen in millions)
Premiums earned, net of reinsurance	¥6,158	¥5,284	¥4,930
Losses incurred, net of reinsurance	—	—	—

Profit as per above	¥6,158	¥5,284	¥4,930

During the years ended March 31, 2006, 2005 and 2004, there were no significant earthquake events covered by our JER policies and we did not record any losses related to these policies. In the event that in future periods earthquake events covered by our JER policies occur, we may experience significant losses related to our JER policies.

Accounting for Deposit-Type Insurance Products

We allocate premiums for the indemnity and investment portions of deposit-type insurance products at the inception of the policy. The premium for the indemnity portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of our total loss terminations for the three-year period ended March 31, 2006 was approximately 0.04%.

Premiums for the savings portion of the contract are accounted for as an increase to the liability for refunds captioned “Policyholders’ contract deposits”. At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force, net of the present value of the savings portion of future premiums, is accounted for as “Policyholders’ contract deposits”. The present value of future cash flows is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

Policy acquisition costs are not charged to the savings portion of the contracts. Costs associated with policy acquisition of deposit-type products are charged to the insurance portion and amortized over the contract period. This is based on the observation that there is no substantial difference in the level of policy acquisition costs depending on whether the savings feature is incorporated.

Securities Available for Sale

At March 31, 2006 and 2005, the fair value of our fixed maturity securities available for sale was ¥4,180 billion and ¥3,963 billion, respectively, and the fair value of our equity securities available for sale was ¥5,009 billion and ¥3,646 billion, respectively. Changes in the fair value of our securities available for sale can have a significant impact on our results of operations, as we are required to recognize losses for declines in fair value below cost that we determine to be “other than temporary” in nature. See “—Critical Accounting Policies—Impairment of Securities Available for Sale”.

For fixed maturity securities available for sale, we use quoted market values to determine fair value. If quoted market values are not available, we instead use quoted market values for similar securities. For equity securities available for sale, which include common stock and non-redeemable preferred stock, we primarily use quoted market prices to determine fair value. As of March 31, 2006 and 2005, approximately 87% and 83%, respectively, of our equity securities available for sale were listed on Japanese or foreign stock exchanges.

The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2006:

	Fair value
	Fixed maturity securities	Equity securities (1)	Total securities	% of total securities available for sale
	(yen in millions)
Investment grade	¥4,047,108	¥3,841,454	¥7,888,562	85.8%
Non-investment grade	9,717	130,605	140,322	1.5
Not rated	122,972	1,037,371	1,160,343	12.7

Total securities available for sale	¥4,179,797	¥5,009,430	¥9,189,227	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows the fair value of our securities available for sale, broken down by security rating, as of March 31, 2005:

	Fair value
	Fixed maturity securities	Equity securities (1)	Total securities	% of total securities available for sale
	(yen in millions)
Investment grade	¥3,880,861	¥2,865,643	¥6,746,504	88.7%
Non-investment grade	2,704	52,575	55,279	0.7
Not rated	79,076	727,561	806,637	10.6

Total securities available for sale	¥3,962,641	¥3,645,779	¥7,608,420	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2006:

	Gross unrealized losses
	Fixed maturity securities	Equity securities (1)	Total securities	% of total securities available for sale
	(yen in millions)
Investment grade	¥(39,039)	¥(1,325)	¥(40,364)	81.9%
Non-investment grade	(8)	(8)	(16)	0.0
Not rated	(1,974)	(6,942)	(8,916)	18.1

Total securities available for sale	¥(41,021)	¥(8,275)	¥(49,296)	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized losses on our securities available for sale, broken down by security rating, as of March 31, 2005:

	Gross unrealized losses
	Fixed maturity securities	Equity securities (1)	Total securities	% of total securities available for sale
	(yen in millions)
Investment grade	¥(41,209)	¥(1,035)	¥(42,244)	84.1%
Non-investment grade	—	(127)	(127)	0.3
Not rated	(17)	(7,802)	(7,819)	15.6

Total securities available for sale	¥(41,226)	¥(8,964)	¥(50,190)	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2006:

	Gross unrealized gains
	Fixed maturity securities	Equity securities (1)	Total securities	% of total securities available for sale
	(yen in millions)
Investment grade	¥40,750	¥2,799,004	¥2,839,754	86.0%
Non-investment grade	301	66,038	66,339	2.0
Not rated	1,120	393,815	394,935	12.0

Total securities available for sale	¥42,171	¥3,258,857	¥3,301,028	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows gross unrealized gains on our securities available for sale, broken down by security rating, as of March 31, 2005:

	Gross unrealized gains
	Fixed maturity securities	Equity securities (1)	Total securities	% of total securities available for sale
	(yen in millions)
Investment grade	¥52,608	¥1,604,191	¥1,656,799	86.5%
Non-investment grade	14	20,161	20,175	1.1
Not rated	2,801	234,355	237,156	12.4

Total securities available for sale	¥55,423	¥1,858,707	¥1,914,130	100.0%

(1)	We classify equity securities based upon the issuer’s long-term bond rating.

The following table shows the amounts and the periods of time for which securities available for sale have been in an unrealized loss position as of March 31, 2006:

	Gross unrealized losses
	Fixed maturity securities	Equity securities	Total securities
	(yen in millions)
Three months or less	¥(10,176)	¥(3,003)	¥(13,179)
Three months to six months	(3,950)	(212)	(4,162)
Six months to nine months	(11,107)	(12)	(11,119)
Nine months to one year	(951)	(5,007)	(5,958)
Over one year	(14,837)	(41)	(14,878)

Total	¥(41,021)	¥(8,275)	¥(49,296)

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

The following table shows the amounts and the periods of time for which fixed maturity securities available for sale have been in an unrealized loss position as of March 31, 2006, broken down by security rating as of that date:

	Gross unrealized losses
	Investment grade	Non-investment grade	Not rated	Total fixed maturity securities
	(yen in millions)
Three months or less	¥(9,326)	¥(7)	¥(843)	¥(10,176)
Three months to six months	(3,671)	—	(279)	(3,950)
Six months to nine months	(10,299)	—	(808)	(11,107)
Nine months to one year	(920)	—	(31)	(951)
Over one year	(14,823)	(1)	(13)	(14,837)

Total	¥(39,039)	¥(8)	¥(1,974)	¥(41,021)

The following table shows the amounts and the periods of time for which fixed maturity securities available for sale have been in an unrealized loss position as of March 31, 2005, broken down by security rating as of that date:

	Gross unrealized losses
	Investment grade	Non-investment grade	Not rated	Total fixed maturity securities
	(yen in millions)
Three months or less	¥(3,343)	¥—	¥—	¥(3,343)
Three months to six months	(4,717)	—	(1)	(4,718)
Six months to nine months	(61)	—	—	(61)
Nine months to one year	(320)	—	—	(320)
Over one year	(32,768)	—	(16)	(32,784)

Total	¥(41,209)	¥—	¥(17)	¥(41,226)

The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2006, by contractual maturities at that date:

	Gross unrealized losses	Fair value
	(yen in millions)
Due in one year or less	¥(1,130)	¥817,883
Due after one year through five years	(9,090)	715,127
Due after five years through ten years	(13,050)	483,256
Due after ten years	(17,751)	447,051

Total	¥(41,021)	¥2,463,317

The following table shows gross unrealized losses on and the fair value of fixed maturity securities available for sale that were in an unrealized loss position as of March 31, 2005, by contractual maturities at that date:

	Gross unrealized losses	Fair value
	(yen in millions)
Due in one year or less	¥(3,007)	¥1,090,848
Due after one year through five years	(6,404)	172,921
Due after five years through ten years	(4,910)	235,144
Due after ten years	(26,905)	343,324

Total	¥(41,226)	¥1,842,237

The following table shows gross unrealized losses on our securities available for sale as of each of the dates indicated:

	As of March 31,
	2006	2005
	(yen in millions)
Equity securities	¥(8,275)	¥(8,964)
Fixed maturity securities	(41,021)	(41,226)

Total gross unrealized losses	¥(49,296)	¥(50,190)

Set forth below is certain other information relating to our portfolio of securities available for sale as of March 31, 2006 and 2005:

•	Investment concentration. As of March 31, 2006, we held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥640.7 billion, representing approximately 14% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date. As of March 31, 2005, we held investments, mainly equity securities, in Toyota Motor Corporation and its affiliates that were valued at ¥401.2 billion, representing approximately 12% of our consolidated stockholders’ equity as of that date. No other investment in a single company including its affiliates exceeded 10% of our consolidated stockholders’ equity as of that date.

•	Concentration of gross unrealized losses. As of March 31, 2006, Japanese government bonds accounted for 54.5% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥26,872 million as compared to a cost basis of ¥1,702,396 million. As of March 31, 2006, two of our investments in equity securities of Japanese issuers accounted for 7.7% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥2,687 million and ¥1,156 million, respectively, as compared to a cost basis of ¥16,000 million and ¥16,795 million, respectively. Based on our evaluation in accordance with our critical accounting policy “Impairment of Securities Available for Sale”, including the evaluation of the period of time during which the securities described above were in a continuous loss position, we recorded an impairment loss for such securities in the amount of ¥19,371 million for the year ended March 31, 2006. As of March 31, 2005, Japanese government bonds accounted for 53.2% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥26,721 million as compared to a cost basis of ¥1,439,244 million. As of March 31, 2005, two of our investments in equity securities of Japanese issuers accounted for 6.2% of our total gross unrealized losses on securities available for sale as of that date. The unrealized losses on these investments amounted to ¥2,492 million and ¥598 million, respectively, as compared to a cost basis of ¥16,000 million and ¥16,795 million, respectively. Based on our evaluation in accordance with our critical accounting policy “Impairment of Securities Available for Sale”, including the evaluation of the period of time during which the securities described above were in a continuous loss position, we recorded an impairment loss for such securities in the amount of ¥12,226 million for the year ended March 31, 2005.

•	Maturity profile. As of March 31, 2006, we held ¥1,090.0 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥3,090.0 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. As of March 31, 2005, we held ¥902.4 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of ten years or longer and ¥3,060.2 billion of fixed maturity securities available for sale (measured at fair value) with an original term to maturity of less than ten years. Fixed maturity securities with longer maturities are more sensitive to interest rate fluctuations than securities with shorter maturities.

•	Non-traded securities. As of March 31, 2006, we held ¥525.8 billion of non-traded fixed maturity and equity securities. As of March 31, 2005, we held ¥500.8 billion of non-traded fixed maturity and equity securities. We monitor various information relating to the fair value of non-traded securities, including the net asset values and the credit rating of each issuer.

•	Unrealized losses of fixed maturity securities. As of March 31, 2006, our unrealized losses of fixed maturity securities amounted to ¥41,021 million. As of March 31, 2005, our unrealized losses of fixed maturity securities amounted to ¥41,226 million. Such losses primarily resulted from changes in interest rates, and, consistent with our critical accounting policy “Impairment of Fixed Maturity Securities Available for Sale”, we recorded an impairment loss for such fixed maturity securities in the amount of ¥14,079 million for the year ended March 31, 2006.

In addition, based on our determinations in accordance with our critical accounting policy “Impairment of Securities Available for Sale”, during the years ended March 31, 2006 and 2005, we did not record any material loss in connection with sales of securities that were in an unrealized loss position at March 31, 2005 and 2004, respectively. See “—Results of Operations” for the analyses of unrealized losses.

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

As of March 31, 2006, our net unrealized losses in respect of investment contracts totaled ¥148 billion. Of this amount, ¥183 billion of unrealized losses were derived from deposit-type insurance policies issued by Tokio Marine & Nichido, a decrease of ¥44 billion from previous fiscal year. The level of unrealized losses of deposit-type insurance policies can be expected to decrease when interest rates go up. As of March 31, 2006, we had net unrealized gains of ¥3,252 billion on securities available for sale. We expect that these unrealized gains (or some portion of them) will be available to offset future losses in respect of investment contracts; however, our results of operations in future fiscal years could be adversely affected by our net financial exposure in respect of deposit-type insurance policies.

Accounting for US Dollar Denominated Annuity and Whole Life Policies

According to our policy of matching assets and liabilities to minimize foreign exchange rate risk, we have a fixed-income investment portfolio denominated in U.S. dollars to match our liabilities under our U.S. dollar denominated annuity and whole life policies. According to Statement of Financial Accounting Standard No. 52, or SFAS No. 52, the foreign exchange gains or losses on our foreign currency denominated liabilities under our annuity or whole life policies must be recognized in our statement of income while the foreign exchange gains or losses on the available-for-sale fixed maturity securities which support these foreign currency denominated liabilities are recognized in other comprehensive income as part of the fair value gains or losses on these fixed maturity securities.

For the year ended March 31, 2006, losses resulting from foreign currency translations on our U.S. dollar denominated liabilities under our annuity and whole life policies amounted to ¥19 billion and were recorded as other operating expenses. Our statement of income does not provide a comprehensive view of our financial exposure with respect to U.S. dollar denominated annuity and whole life policies and notwithstanding the recognition of this loss on our statement of income, we believe these transactions, which are designed to maintain a balance of our assets and liabilities relating to our U.S. dollar denominated annuity and whole life policies, to be economically reasonable.

Results of Operations

The following table, prepared on a U.S. GAAP basis, shows selected statement of income information for us for each of the periods indicated:

	Year ended March 31,
	2006	2005	2004 (1)
	(yen in millions)
Operating income:
Property and casualty:
Net premiums written	¥1,974,646	¥1,925,407	¥1,945,246
Less increase in unearned premiums	22,342	29,757	85,043

Premiums earned	1,952,304	1,895,650	1,860,203
Life premiums	281,276	253,369	241,553
Net investment income	164,433	133,197	126,173
Realized gains (losses) on investments	175,197	86,750	(3,855)
Gains (losses) on derivatives	(29,305)	8,296	(36,755)
Other income	91,780	31,835	20,199

Total operating income	2,635,685	2,409,097	2,207,518

Operating costs and expenses:
Losses, claims and loss adjustment expenses:
Losses and claims incurred and provided for	1,192,453	1,262,433	1,048,518
Related adjustment expenses	79,182	68,886	77,389

Total losses, claims and loss adjustment expenses	1,271,635	1,331,319	1,125,907
Policy benefits and losses for life	319,435	210,536	195,659
Interest credited to policyholders’ contract deposits	62,811	58,148	58,414
Policy acquisition costs	584,989	564,544	558,978
Other operating expenses	166,384	137,944	116,293

Total operating costs and expenses	2,405,254	2,302,491	2,055,251

Income before income tax expense, minority interests, equity in earnings of affiliated companies, extraordinary items and cumulative effect of accounting changes	230,431	106,606	152,267

Income tax expense (benefit):
Current	72,407	48,654	50,015
Deferred	3,771	(20,223)	(630)

Total income tax expense (benefit)	76,178	28,431	49,385

Minority interests (2)	1,078	648	—
Equity in earnings of affiliated companies	3,785	—	—
Income before extraordinary items and cumulative effect of accounting changes	156,960	77,527	102,882
Extraordinary items	—	14,458	—
Cumulative effect of accounting changes, net of tax (3)	—	(26)	—

Net income	¥156,960	¥91,959	¥102,882

(1)	Certain amounts in our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2004 have been reclassified to conform to the new classifications adopted during the fiscal year ended March 31, 2005.
(2)	Minority interests for the fiscal years ended March 31, 2006 and 2005 are primarily related to the consolidation of Variable Interest Entities in the adoption of the revision to FASB Interpretation No. 46. See “—Recent Accounting Pronouncements”.
(3)	The amount for the fiscal year ended March 31, 2005 is related to the adoption of a new accounting standard Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. See “—Recent Accounting Pronouncements”.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Our direct premiums written for property and casualty insurance for the fiscal year ended March 31, 2006, or fiscal 2006, were ¥2,002,522 million, an increase of 1.9% from ¥1,965,550 million in the fiscal year ended March 31, 2005, or fiscal 2005. Net premiums written for property and casualty insurance, which represent direct premiums written plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥1,974,646 million in fiscal 2006, an increase of 2.6 % from ¥1,925,407 million in fiscal 2005. The increase was primarily a result of an expansion of our overseas insurance business.

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written which relate to the unexpired terms of coverage. After deducting the increase in unearned premiums of ¥22,342 million for fiscal 2006, premiums earned in fiscal 2006 were ¥1,952,304 million, an increase of 3.0% from fiscal 2005. The increase was mainly due to an expansion of our overseas insurance business.

Life premiums, which represent direct premiums earned plus assumed reinsurance premiums minus ceded reinsurance premiums, were ¥281,276 million in fiscal 2006, an increase of 11.0% from fiscal 2005. The increase primarily reflected an expansion of our traditional Japanese life insurance business, including comprehensive lifetime insurance and fixed term insurance.

Losses and claims incurred and provided for, or net loss incurred, for all property and casualty insurance in fiscal 2006 amounted to ¥1,192,453 million, a decrease of ¥69,980 million, or 5.5%, from fiscal 2005. The ratio of the total amount of net loss incurred to net premiums earned—the net loss ratio—was 61.1% in fiscal 2006, a decrease from 66.6% in fiscal 2005. This decrease was due primarily to a decrease in the number of major natural disasters in Japan.

Total operating costs and expenses, which represents the sum of losses, claims and loss adjustment expenses, policy benefits and losses for life, interest credited policyholders’ contract deposits, policy acquisition costs and other operating expenses, amounted to ¥2,405,254 million in fiscal 2006, an increase of 4.5% from fiscal 2005. This increase was primarily attributable to an increase in policy benefits and losses for life reflecting the expansion of our life insurance business.

Loss adjustment expenses in fiscal 2006 were ¥79,182 million, an increase of 14.9% from fiscal 2005. The ratio of losses, claims and loss adjustment expenses incurred to net premiums earned for all classes of property and casualty insurance was 65.1% in fiscal 2006, a decrease from 70.2% in fiscal 2005. This decrease was primarily attributable to a lower number of major natural disasters in Japan.

Policy benefits and losses for life increased by 51.7% in fiscal 2006 to ¥319,435 million. This increase primarily reflected a steady expansion of our life business, mainly the variable annuity business. The increase in policy benefits and losses for life of 57.1% in fiscal 2006 was larger than the increase in life premiums in fiscal 2006 since the increase of reserves that resulted from rising equity prices is recorded as policy benefits and losses, while the corresponding increase in assets that resulted from rising equity prices is recorded as gains on investments and not as life premiums.

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims. The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premiums are deferred and recognized in income during the periods when the insurance is in force or when future benefit payments are expected to become due. Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis. We believe that our estimated provisions for future policy benefits and for losses at March 31, 2006 are adequate to cover our life insurance liability. However, our ultimate liability may vary from these estimates.

Interest credited to policyholders’ contract deposits increased by 8.0% in fiscal 2006 to ¥62,811 million. This increase was primarily attributable to an increase in provisions for U.S. dollar denominated annuities.

We incurred policy acquisition costs in fiscal 2006 of ¥584,989 million, an increase of 3.6% from fiscal 2005. This increase was primarily attributable to policy acquisition cost recognized in connection with the transfer to the government of the substitutional portion of our pension plan. See note 12 to our consolidated financial statements.

Other operating expenses increased by 20.6% in fiscal 2006 to ¥166,384 million. This increase was primarily due to losses resulting from foreign currency translation related to provisions for U.S. dollar denominated annuities. See “—Accounting for U.S. Dollar Denominated Annuity and Whole Life Policies”.

Net investment income in fiscal 2006 was ¥164,433 million, an increase of ¥31,236 million, or 23.5%, from fiscal 2005. This increase primarily reflected an increase in dividends received, reflecting improving equity market conditions.

Realized gains on investments increased to ¥175,197 million in fiscal 2006 from losses of ¥86,750 million in fiscal 2005. This increase primarily resulted from an increase in the prices of equity securities and the resulting gains on trading securities held in connection with our variable annuity policies.

The following table sets forth our gross unrealized losses on available-for-sale securities as of the dates indicated:

	Available-for-sale securities
	Gross unrealized losses as of March 31, 2006	Gross unrealized losses as of March 31, 2005
	(yen in millions except percentages)
Fixed maturity securities	¥41,021	¥41,226
Equity securities	8,275	8,964

Total	¥49,296	¥50,190

Gross unrealized loss as a percentage of total carrying amount	0.5%	0.7%

During the year ended March 31, 2006, some of the available-for-sale securities with unrealized losses at the beginning of the fiscal year were sold. These sales transactions resulted in a net realized loss of ¥1,866 million. At the beginning of the 2006 fiscal year, the corresponding gross unrealized losses for these securities was ¥2,539 million.

Furthermore, during the year ended March 31, 2006, management determined that with respect to available-for-sale securities with ¥68,667 million in unrealized losses as of March 31, 2006, an other-than-temporary impairment existed, amounting to ¥19,371 million. Management determined that this other-than-temporary impairment occurred during the year ended March 31, 2006 and the impairments have been charged accordingly to the income statement.

Losses on derivatives in fiscal 2006 were ¥29,305 million, as compared to gains of ¥8,296 million in fiscal 2005. These losses primarily reflected losses of ¥22,976 million on interest rate swap agreements. We utilize interest rate swaps in our economical hedging activities for our asset liability management and foreign exchange contracts to economically hedge our foreign currency exposure.

Other income amounted to ¥91,780 million in fiscal 2006, an increase of 188.3% from fiscal 2005. This increase was mainly due to gains recognized in connection with the transfer to the government of the substitutional portion of our pension plan. See note 12 to our consolidated financial statements.

Income before income tax expense, minority interests, equity in earnings of affiliated companies, extraordinary items and cumulative effect of accounting changes increased to ¥230,431 million in fiscal 2006 from ¥106,606 million in fiscal 2005, an increase of 116.2%.

Income tax expense for fiscal 2006 was ¥76,178 million, an increase of 168.0% compared to fiscal 2005. The effective tax rate increased to 33.1% in fiscal 2006 from 26.7% in fiscal 2005. This increase in the effective tax rate reflected a decrease in tax credits for dividends received.

Income before extraordinary items and cumulative effect of accounting changes increased to ¥156,960 million in fiscal 2006 from ¥77,527 million in fiscal 2005, an increase of 102.5%.

We did not recognize any extraordinary items in fiscal 2006. We recognized extraordinary items of ¥14,458 million in fiscal 2005. This was due to the recognition of unallocated negative goodwill arising from the acquisition of Nisshin Fire. See “—Overview—Business Alliance”.

As a result of the foregoing, our net income increased to ¥156,960 million in fiscal 2006 from ¥91,959 million in fiscal 2005, an increase of 70.7%.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Our direct premiums written for property and casualty insurance for the fiscal year ended March 31, 2005, or fiscal 2005, were ¥1,965,550 million, a decrease of 0.7% from ¥1,978,555 million in the fiscal year ended March 31, 2004, or fiscal 2004. Net premiums written for property and casualty insurance were ¥1,925,407 million in fiscal 2005, a decrease of 1.0% from ¥1,945,246 million in fiscal 2004. The decrease was primarily a result of a decrease in voluntary automobile liability insurance premiums due to discounts in premium rates granted upon renewal of policies.

After deducting the increase in unearned premiums of ¥29,757 million for fiscal 2005, property and casualty insurance premiums earned in fiscal 2005 were ¥1,895,650 million, an increase of 1.9% from fiscal 2004. The increase was mainly due to continuing effects of contracts entered into in prior years.

Life premiums were ¥253,369 million in fiscal 2005, an increase of 4.9% from fiscal 2004. The increase primarily reflected a steady expansion of our life insurance business.

Losses and claims incurred and provided for, or net loss incurred, for all property and casualty insurance in fiscal 2005 amounted to ¥1,262,433 million, an increase of ¥213,915 million, or 20.4%, from fiscal 2004. The ratio of the total amount of net loss incurred to net premiums earned—the net loss ratio—was 66.6% in fiscal 2005, an increase from 56.4% in fiscal 2004. This increase was due primarily to an increase in the loss ratio of fire and allied lines insurance and voluntary automobile insurance resulting from major natural disasters in Japan as well as increased severity and frequency of losses paid.

Total operating costs and expenses amounted to ¥2,302,491 million in fiscal 2005, an increase of 12.0% from fiscal 2004. This increase was primarily attributable to increases in losses and claims incurred and provided for and policy benefits and losses for life.

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

Income before income tax expense, minority interests, equity in earnings of affiliated companies, extraordinary items and cumulative effect of accounting changes decreased to ¥106,606 million in fiscal 2005 from ¥152,267 million in fiscal 2004, a decrease of 30.0%.

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

We recognized extraordinary items of ¥14,458 million in fiscal 2005. This was due to the recognition of unallocated negative goodwill arising from the acquisition of Nisshin Fire. See “—Overview—Business Alliance”. We did not recognize any extraordinary items in fiscal 2004.

As a result of the foregoing, our net income decreased to ¥91,959 million in fiscal 2005 from ¥102,882 million in fiscal 2004, a decrease of 10.6%.

Business Segment Analysis

We derive our business segment information from our internal management reporting system used to measure the performance of our business segments. The business segments are Property and Casualty, Life and Other.

Property and Casualty. We write insurance policies, through our subsidiary Tokio Marine & Nichido, for the following internal reporting units: Marine; Fire and Allied; Voluntary Automobile; Personal Accident; Compulsory Automobile Liability Insurance (“CALI”); and Other, principally covering risks located in Japan. We evaluate the results of the segment based upon Japanese GAAP income before income tax expense, premiums written and loss ratio.

Life. This segment primarily assumes whole-life insurance, annuity and medical insurance. We evaluate the results of this segment based upon Japanese GAAP income before income tax expense.

Other. We engage in certain other businesses, including investment management business and foreign operations such as property and casualty and life businesses. Such other businesses are not significant on a segmental level.

In accordance with Statement of Financial Accounting Standards No. 131, our segment measures differ from our consolidated operating profits as defined under U.S. GAAP. As a result, our consolidated income statement and consolidated balance sheet have been prepared on a U.S. GAAP basis while our segmental analysis is measured on a Japanese GAAP basis.

The following table sets forth our segment information for the fiscal years ended March 31, 2006, 2005 and 2004:

	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
	(yen in millions except percentages)
2006:
P&C premiums written (1)	¥1,892,754	—	85,942	1,978,696	(32)	1,978,664
P&C losses paid (2)	(1,077,632)	—	(39,889)	(1,117,521)	84	(1,117,437)
P&C loss adjustment expenses paid (2)	(70,241)	—	(3,420)	(73,661)	1,777	(71,884)
Life premiums (3)	—	843,663	7,105	850,768	(83,955)	766,813
Policy benefits and losses paid for life (3)	—	(121,544)	(2,984)	(124,528)	84,409	(40,119)
Underwriting expenses (3)	(572,078)	(93,573)	(41,958)	(707,609)	(40,254)	(747,863)
P&C underwriting profit	172,803	—	675	—	—	—
P&C loss ratio (4)	60.6%	—	—	—	—	—
Investment income and realized gains on investment (3)	134,505	150,928	21,392	306,825	4,392	311,217
Other income (expenses)—net (3)(5)	(131,914)	(801,430)	(16,601)	(949,945)	10,566	(939,379)

Japanese GAAP income before income tax expense	¥175,394	(21,956)	9,587	163,025	(23,013)	140,012

Total assets (3)	¥10,814,796	2,862,721	715,963	14,393,480	(133,460)	14,260,020

2005:
P&C premiums written (1)	¥1,883,332	—	41,783	1,925,115	(34)	1,925,081
P&C losses paid (2)	(1,122,847)	—	(21,263)	(1,144,110)	96	(1,144,014)
P&C loss adjustment expenses paid (2)	(71,290)	—	(2,547)	(73,837)	1,804	(72,033)
Life premiums (3)	—	491,442	415	491,857	(60,306)	431,551
Policy benefits and losses paid for life (3)	—	(94,681)	(258)	(94,939)	60,671	(34,268)
Underwriting expenses (3)	(592,222)	(70,378)	(24,728)	(687,328)	(29,307)	(716,635)
P&C underwriting profit	96,973	—	(6,755)	—	—	—
P&C loss ratio (4)	63.4%	—	—	—	—	—
Investment income and realized gains on investment (3)	168,409	40,792	8,980	218,181	(31,070)	187,111
Other income (expenses)—net (3)(5)	(130,169)	(372,524)	6,652	(496,041)	11,427	(484,614)

Japanese GAAP income before income tax expense	¥135,213	(5,349)	9,034	138,898	(46,719)	92,179

Total assets (3)	¥9,306,281	2,055,024	357,908	11,719,213	(94,717)	11,624,496

2004:
P&C premiums written (1)	¥1,904,225	—	39,405	1,943,630	(21)	1,943,609
P&C losses paid (2)	(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C loss adjustment expenses paid (2)	(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums (3)	—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life (3)	—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses (3)	(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit	285,095	—	4,180	—	—	—
P&C loss ratio (4)	53.5%	—	—	—	—	—
Investment income and realized gains on investment (3)	101,079	33,107	9,765	143,951	(22,834)	121,117
Other income (expenses)—net (3)(5)	(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)

Japanese GAAP income before income tax expense	¥175,961	203	11,059	187,223	(23,005)	164,218

Total assets (3)	¥9,077,139	1,680,809	320,338	11,078,286	(72,030)	11,006,256

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.

(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other income (expenses)—net includes the following:
(a)	Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported accruals;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

The following table sets forth our segment information for our P&C internal reporting units for the fiscal years ended March 31, 2006, 2005 and 2004:

	Marine	Fire and Allied	Voluntary Automobile	Personal Accident	CALI	Other	Total
	(yen in millions except percentages)
2006:
Premiums written (1)	¥69,987	255,200	858,279	149,715	316,501	243,072	1,892,754
Losses paid (2)	¥37,368	110,889	515,893	63,805	222,602	127,075	1,077,632
Loss adjustment expenses paid (2)	¥1,722	4,232	36,832	4,750	16,584	6,121	70,241
Loss ratio (3)	55.9%	45.1%	64.4%	45.8%	75.6%	54.8%	60.6%

2005:
Premiums written (1)	¥65,021	245,583	854,048	149,615	328,847	240,218	1,883,332
Losses paid (2)	¥34,069	181,422	521,525	60,287	192,041	133,503	1,122,847
Loss adjustment expenses paid (2)	¥1,790	3,822	37,342	5,103	17,252	5,981	71,290
Loss ratio (3)	55.2%	75.4%	65.4%	43.7%	63.6%	58.1%	63.4%

2004:
Premiums written (1)	¥60,780	252,825	871,761	151,062	333,642	234,155	1,904,225
Losses paid (2)	¥36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid (2)	¥1,843	3,075	41,279	5,407	17,530	6,046	75,630
Loss ratio (3)	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

Property and Casualty Reporting Units

Set forth below is information relating to performance of our property and casualty internal reporting units on a Japanese GAAP basis for the year ended March 31, 2006 compared to the year ended March 31, 2005 and for the year ended March 31, 2005 compared to the year ended March 31, 2004.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Marine Insurance. Premiums written for hull and cargo insurance increased by 7.6% in fiscal 2006 to ¥69,987 million. This increase mainly reflected an increase in contracts related to import and export trading activity and the oil business. The loss ratio increased from 55.2% in fiscal 2005 to 55.9% in fiscal 2006, mainly due to an increase in losses paid related to typhoons and hurricanes.

Fire and Allied Lines Insurance. Premiums written for fire and allied lines insurance increased by 3.9% in fiscal 2006 to ¥255,200 million. This increase was mainly due to an increase in sales of policies covering factory damage and earthquake insurance on a private basis. The loss ratio decreased from 75.4% in fiscal 2005 to 45.1% in fiscal 2006, primarily due to a decrease in losses paid related to major natural disasters in Japan.

Voluntary Automobile Insurance. Premiums written for voluntary automobile insurance, the largest line of our property and casualty insurance business, increased by 0.5% in fiscal 2006 to ¥858,279 million. This increase was primarily due to an expansion of coverage of individual policies such as for bodily injury. The loss ratio decreased from 65.4% in fiscal 2005 to 64.4% in fiscal 2006, mainly due to a decrease in losses paid related to major natural disasters in Japan.

Personal Accident Insurance. Premiums written for personal accident insurance increased by 0.1% in fiscal 2006 to ¥149,715 million. This increase was mainly due to an expansion of sales of medical and cancer insurance. The loss ratio increased from 43.7% in fiscal 2005 to 45.8% in fiscal 2006, mainly due to an increase in losses paid related to overseas traveler’s personal accident insurance.

Compulsory Automobile Liability Insurance. Premiums written for compulsory automobile insurance decreased by 3.8% in fiscal 2006 to ¥316,501 million. This was primarily due to decreases in premium rates reflecting a decrease in periodic automobile inspections. The loss ratio increased from 63.6% in fiscal 2005 to 75.6% in fiscal 2006. The loss ratio for our compulsory automobile liability insurance had temporarily decreased during the recent fiscal years as a result of the abolition of the governmental reinsurance scheme in fiscal 2003. The increase in fiscal 2006 reflects the normalization of the loss ratio to the level experienced prior to such abolition.

Other Insurance. Premiums written for all other types of property and casualty insurance, including liability insurance, workers’ compensation insurance, guarantee insurance, movable comprehensive insurance, aviation and miscellaneous pecuniary loss insurance, increased by 1.2% in fiscal 2006 to ¥243,072 million. This increase was mainly due to an increase in liability insurance premiums, partly offset by a decrease in workers’ compensation insurance premiums. The loss ratio decreased from 58.1% in fiscal 2005 to 54.8% in fiscal 2006, mainly due to an increase in premiums and a decrease in losses paid related to large claims.

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

Compulsory Automobile Liability Insurance. Premiums written for compulsory automobile insurance decreased by 1.4% in fiscal 2005 to ¥328,847 million. This was primarily due to a decrease in renewals of policies, reflecting a decrease in periodic automobile inspections. The loss ratio increased from 46.4% in fiscal 2004 to 63.6% in fiscal 2005. The loss ratio for our compulsory automobile liability insurance had temporarily decreased during the recent fiscal years as a result of the abolition of the governmental reinsurance scheme in fiscal 2003. The increase in fiscal 2005 reflects the initial phase of the normalization of the loss ratio to the level experienced prior to such abolition.

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

Credit Losses and Non-Performing Loans

The continuing weak economic environment in Japan during the 1990s and the beginning of this decade have resulted in the deterioration of the financial conditions of Japanese corporate and individual borrowers and a high number of bankruptcy filings. A substantial portion of the affected credit extended by Japanese financial institutions is secured by real estate as collateral. The deterioration in credit and the continuing decline in the value of real estate led to a substantial increase in the amount of non-performing loans in Japanese financial institutions’ portfolios. Under these circumstances, Japanese non-life insurers, including Tokio Marine & Nichido’s predecessors, saw their non-performing loans increase, although not as much as other types of financial institutions. The main reason for this is that, in order to be able to make claims payments, Japanese non-life insurers are required to maintain high levels of liquidity compared with other types of financial institutions, which has meant that they have diversified their investment portfolios. After reaching a peak in the year ended March 31, 2003, the amount of non-performing loans at Tokio Marine & Nichido and other Japanese financial institutions has been decreasing.

The following table, prepared on a U.S. GAAP basis, shows our recorded investment in impaired loans and specific valuation allowances as of each of the dates indicated:

	As of March 31,
	2006	2005
	(yen in millions)
Recorded investment in impaired loans:
Mortgage loans on real estate	¥9,001	¥10,476
Unsecured loans	6,038	6,936

Total	¥15,039	¥17,412

Specific valuation allowances:
Mortgage loans on real estate	¥3,025	¥4,268
Unsecured loans	2,438	2,725

Total	¥5,463	¥6,993

In addition to the valuation allowances reflected in the table above, we have made additional allowances for other loans based on past loss experience and current economic conditions. These additional allowances were ¥3,764 million at March 31, 2006.

Cash Flows

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net cash used in operating activities was ¥75,806 million in fiscal 2006, compared to ¥272,390 million provided in fiscal 2005. This change was primarily attributable to changes in trading securities, at fair value, partially offset by an increase of increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance. Changes in trading securities, which are recorded in cash flows from operating activities, reflected primarily an increase in investment deposits funded by policyholders, which is recorded in cash flows from financing activities. The increase in investment deposits funded by policyholders relates mainly to investment deposits made under variable annuity contracts, reflecting an increase in our variable annuity business. We invest these deposits mainly in trading securities, resulting in the change in trading securities. Excluding these transactions, net cash flows from operating activities were positive.

Net cash used in investing activities was ¥346,280 million in fiscal 2006, a small decrease when compared to ¥346,970 million in fiscal 2005. An increase in proceeds from fixed maturities available for sale redeemed, was largely offset by a decrease in proceeds from fixed maturities available for sale being sold. Additionally, cash used for investments purchased in fiscal 2006 decreased as compared to fiscal 2005, partially offset by an increase in cash used for short-term investments.

Net cash provided by financing activities was ¥464,187 million in fiscal 2006, compared to ¥71,838 million used in fiscal 2005. As discussed above, this increase in cash flows from financing activities resulted primarily from investment deposits made under variable annuity contracts, partially offset by an increase in withdrawals of investment deposits by policyholders.

The operating, investing and financing activities described above resulted in net cash at March 31, 2006 of ¥337,985 million, compared to ¥290,642 million at March 31, 2005, representing an increase of ¥47,343 million.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net cash provided by operating activities was ¥272,390 million in fiscal 2005, compared to ¥439,061 million in fiscal 2004. This decrease was primarily attributable to a decrease of increase in unearned premiums, net of ceded reinsurance, a decrease in changes in trading securities at fair value, and an increase in net realized gains, partially offset by an increase and decrease of current income taxes payable and receivable.

Net cash used in investing activities was ¥346,970 million in fiscal 2005, compared to ¥253,397 million in fiscal 2004. This increase was principally due to an increase in cost of fixed maturity securities purchased, partially offset by an increase in proceeds from the sale of fixed maturity securities.

Net cash used in financing activities was ¥71,838 million in fiscal 2005, compared to ¥93,242 million in fiscal 2004. This decrease was mainly attributable to an increase in net cash provided by investment deposits funded by policyholders, partially offset by a decrease in cash received under securities lending transactions and an increase in cash used for the purchase of treasury stock.

The operating, investing and financing activities described above resulted in net cash at March 31, 2005 of ¥290,642 million, compared to ¥432,874 million at March 31, 2004, representing a decrease of ¥142,232 million.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51”, or FIN 46. FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity, or VIE, if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to FIN 46, or FIN 46R. FIN 46R retains many of the basic concepts introduced in FIN 46. However, it also introduces a new scope exception for a certain type of entities that qualified as “business” as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. We adopted FIN 46 for VIEs created after January 31, 2003 for the year ended March 31, 2004. We adopted FIN 46R for all VIEs for the year ended March 31, 2005. We do no believe that adoption of FIN 46R would have a material effect on our financial position or results of operations. See note 3 to our consolidated financial statements.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, or the AcSEC, issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”, or SOP 03-1. AcSEC issued this SOP 03-1 to address the need for interpretive guidance in three areas: (1) separate account presentation and valuation; (2) the classification and valuation of certain long-duration contract liabilities; and (3) the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses). The effect of adopting SOP 03-1 was a charge of ¥41 million, net of tax of ¥26 million, which was reported as a “Cumulative effect of accounting change, net of tax” for the year ended March 31, 2005. This charge reflected the effect of establishing reserves for guaranteed minimum death benefit of our universal life-type contracts.

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

In January 2003, the EITF released Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, or EITF 03-02. EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company’s pension plan which substitutes for the welfare pension plan administered by the Japanese government. We have adopted EITF 03-02 with respect to the transfer of the substitutional portion of our pension plan in the fiscal year ended March 31, 2006. See note 12 to our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all companies to recognize compensation costs for share-based payments to employees based on the grant-date fair value of the award for financial statements for reporting periods beginning after June 15, 2005. In April 2005, the SEC deferred the required effective date for adoption to annual periods beginning after June 15, 2005. We adopted early SFAS No. 123R for the year ended March 31, 2006. The transition method was not necessary because we introduced a stock option plan in fiscal year 2006 for the first time. The effect of adopting SFAS 123R on the consolidated financial statements was not material because the new plan forms only a small part of compensation for our directors and corporate auditors. See note 13 to our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, or SFAS 154. SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. This standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We do not expect any significant accounting changes and corrections of errors at present.

In June 2005, the EITF released Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. The Issue addresses what rights held by the limited partners preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted accounting principles absent the existence of the rights held by the limited partners. Based on that consensus, the EITF also agreed to amend the consensus in Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights”. The guidance in this Issue is effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in this Issue is effective for the first reporting period beginning after December 15, 2005. The effect of the adoption of this EITF Issue on existing partnerships that were modified and new partnerships entered into after June 29, 2005, was not material to our financial condition or results of operations. For all other partnerships, we are currently assessing the impact of adopting this EITF Issue.

In September 2005, the FASB issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments ”. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or overage within a contract. The implementation guidance is effective in the first fiscal year that begins after December 15, 2006. We are currently assessing the impact of implementing this guidance.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments, or SFAS 155, which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. SFAS 155 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS 155 will have a material impact on our consolidated financial statements.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, or the FSP, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. This FSP will replace guidance set forth in EITF 03-01 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The FSP carries forward the requirements in Issue No. 03-01 regarding required disclosures in the financial statements and requires additional disclosure related to factors considered in reaching the conclusion that the impairment is other-than-temporary. This new guidance for determining whether impairment is other-than-temporary is effective for reporting periods beginning after December 15, 2005. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, or SFAS 156, which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, or SFAS 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006. We do not expect that adoption of SFAS 156 will have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing the impact of adopting this interpretation.

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

Exposure to Currency Fluctuations

We conduct a portion of our business in currencies other than the yen, primarily the U.S. dollar. This business includes operations of marine insurance and certain reinsurance, as well as investments in financial products denominated in foreign currencies. If our exposure to currency fluctuations is not properly managed, we will be exposed to risk arising from the effects of fluctuations in exchange rates on the values of assets and liabilities denominated in foreign currencies. We seek to manage this exposure primarily by using forward exchange contracts, currency options and other derivatives. We also seek to control currency exposure by holding offsetting foreign currency positions in order to reduce the risk of loss from currency fluctuations.

Use of Derivative Financial Instruments

We use a variety of derivative financial instruments in the normal course of our business to reduce our exposure to the effects of fluctuations in foreign exchange, interest rates and market values on our equity portfolios. These instruments include foreign exchange contracts, foreign exchange forwards and futures, currency swaps and currency option contracts, interest rate swap and swaption agreements, equity index futures contracts, equity index option contracts and bond futures contracts.

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

Quantitative and Qualitative Disclosures About Market Risk

Property and Casualty Insurance Business

We conduct our property and casualty insurance business primarily through Tokio Marine & Nichido and its subsidiaries. A substantial portion of the investments relating to our property and casualty insurance business are made at the Tokio Marine & Nichido parent company level. Tokio Marine & Nichido’s subsidiaries conduct market risk management with respect to their own investments, and report the status of their market risk situations to Tokio Marine & Nichido on a regular basis. Except as otherwise noted, the following discussion as of and for the year ended March 31, 2006 relates to market risk management of Tokio Marine & Nichido only (and not its subsidiaries).

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

Interest rate risk. Tokio Marine & Nichido defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine & Nichido is exposed to interest rate risk due to its investments in fixed income instruments, particularly bonds, loans and other long-term investments. In addition, it is exposed to interest rate risk due to interest rate sensitive obligations and liabilities, including deposit-type insurance and long-term insurance policies. See “—Assets to meet future obligations”. Tokio Marine & Nichido is exposed to risks of loss because both the market value of fixed income instruments and the present value of its obligations and liabilities may vary when market interest rates fluctuate. The level of interest rate risk of Tokio Marine & Nichido as of March 31, 2006 slightly increased when compared with the level of interest rate risk as of March 31, 2005. This increase was primarily a result of a general change in the interest rate environment.

Equity price risk. Tokio Marine & Nichido is exposed to risks of loss due to equity prices because the value of its equity securities may decline. Most of Tokio Marine & Nichido’s equity investments are primarily in the Japanese market and are intended to be held for the long term. The level of equity price risk of Tokio Marine & Nichido as of March 31, 2006 increased when compared with the level of equity price risk as of March 31, 2005. This increase was primarily a result of increases in Japanese equity prices.

Foreign exchange rate risk. Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than the Japanese yen, Tokio Marine & Nichido’s functional currency, due to fluctuations of foreign exchange rates. Tokio Marine & Nichido is exposed to foreign exchange rate risk because some of the assets and liabilities are denominated in currencies other than the yen. If the value of a relevant foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would decline when expressed in yen terms. If the value of a relevant foreign currency increases relative to the yen, the fair value of liabilities denominated in that foreign currency would increase when expressed in yen terms. Tokio Marine & Nichido’s primary exposure for foreign exchange rate risk is the U.S. dollar, euro and pound sterling. Between March 31, 2006 and March 31, 2005, there was no significant change in Tokio Marine & Nichido’s foreign exchange rate risk.

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

Assets to meet future obligations. Assets to meet future obligations are intended to provide reserves for insurance policies, including deposit-type insurance and long-term insurance policies. To ensure that Tokio Marine & Nichido can make required payments on those policies at maturity or lapse without regard to interest rate fluctuations, both the assets and the liabilities must be managed effectively. This is called asset-liability management. Tokio Marine & Nichido undertakes continuing efforts to further enhance its asset-liability management system and believes that it maintains a well-controlled portfolio that includes various bonds, loans and interest rate swap transactions used for hedging purposes.

In addition, to enhance its asset-liability management capabilities with respect to deposit-type insurance policies, Tokio Marine & Nichido groups investment deposit contracts primarily by type and duration of insurance policies. Each month, Tokio Marine & Nichido measures interest rate sensitivity for the assets and liabilities in each of these groups. Based upon these measurements, Tokio Marine & Nichido utilizes interest rate swaps in an effort to control the interest rate sensitivity in the assets and the liabilities in each group of investment deposits. As of March 31, 2006, Tokio Marine & Nichido had ¥415 billion net notional amount of interest rate swaps outstanding primarily to hedge its exposure in respect of deposit-type insurance policies. Commencing in April 2005, Tokio Marine & Nichido began to reduce its net notional amount of interest rate swaps and to increase its reliance on debt instrument assets to reduce interest rate sensitivity in respect of deposit-type insurance policies. As of March 31, 2006, the net notional amount of interest rate swaps outstanding in respect of deposit-type insurance policies had decreased by ¥488 billion, as compared to March 31, 2005.

The following tables show the effect of hypothetical changes in interest rates on the present value of the surplus in Tokio Marine & Nichido’s (parent company only) asset-liability portfolio, composed of assets to meet future obligations and reserves for insurance policies, including deposit-type insurance and long-term insurance policies, measured as the difference between the present value of its assets and that of its liabilities (before taxes and future policy dividends) as of March 31, 2006 and March 31, 2005. In its sensitivity analysis model, Tokio Marine & Nichido selects hypothetical changes in interest rates which are expected to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine & Nichido defines “near-term” to mean a period of up to one year from the date of its most recent consolidated financial statements. Actual results may differ from the hypothetical change in interest rates assumed in the following tables, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine & Nichido would take to mitigate these hypothetical losses in fair value. Furthermore, the information presented in the following tables was prepared for risk management purposes and does not present the effect of actual changes in interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine & Nichido.

	Yield curve shift (1)
	As of March 31, 2006
	-1%	±0%	+1%	+2%
	(yen in billions)
General Policy Account	¥(2.7)	¥0.0	¥(3.3)	¥(8.5)
Deposit-Type Insurance Accounts	(40.3)	0.0	22.8	38.7

Asset-Liability Portfolio	¥(43.0)	¥0.0	¥19.5	¥30.1

	Yield curve shift (1)
	As of March 31, 2005
	-1%	±0%	+1%	+2%
	(yen in billions)
General Policy Account	¥(13.0)	¥0.0	¥0.8	¥(2.4)
Deposit-Type Insurance Accounts	(28.3)	0.0	23.9	41.5

Asset-Liability Portfolio	¥(41.2)	¥0.0	¥24.7	¥39.1

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated.

The change in interest rate risk sensitivity in respect of deposit-type insurance accounts between March 31, 2006 and March 31, 2005 is primarily attributable to a decrease in reserves for deposit-type insurance policies and to a general change in the market interest rate environment. Interest rate risk sensitivity of general policy accounts changed as shown in the above tables primarily due to a general change in the market of interest rate environment between March 31, 2006 and March 31, 2005.

Assets to meet future obligations are exposed to credit risk and liquidity risk. Credit risk increases when the obligor’s financial condition deteriorates, resulting in defaults or other decline in the value of our assets. In addition to using a corporate rating system, Tokio Marine & Nichido manages credit risk with its Value-at-Credit Risk model to estimate credit risk. Tokio Marine & Nichido’s Value–at-Credit Risk model allows Tokio Marine & Nichido to simulate the quantitative effect of potential credit risk events on its financial condition. We believe this model provides Tokio Marine & Nichido a sound ability to manage its credit risk portfolio. Tokio Marine & Nichido manages liquidity risk by maintaining a portfolio of highly liquid investments and by managing its cash flows.

Risk assets. Risk assets are those investments that are primarily held to generate investment returns rather than for the purpose of asset liability management. Tokio Marine & Nichido’s risk assets include bonds, stocks, derivatives and foreign currency positions in the currencies of industrialized nations.

Each month, Tokio Marine & Nichido measures the risks that result from its risk asset portfolio utilizing the expected shortfall method, at a 99% confidence level over a one-year period. Under this method, Tokio Marine & Nichido estimates the expected loss in the fair value of its risk portfolio based on the occurrence of losses that are outside of the 99% confidence interval, as compared to the value-at-risk of that portfolio, which is estimated based on the occurrence of a loss at the 99% confidence level. Like value-at-risk, the expected shortfall method takes into account market factors to which the market value of the portfolio position is exposed (interest rates, equity prices and foreign exchange rates), the sensitivity of the position to changes in those market factors and the volatilities and correlation of those factors. This method also makes assumptions about market behavior. Assuming a normal distribution, the expected shortfall for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.67, while the value-at-risk for the risk assets portfolio, at a 99% confidence level, is calculated based on an adverse market movement that exceeds the standard deviation by a factor of 2.33.

The following tables present the expected shortfall for Tokio Marine & Nichido’s risk asset portfolio for the years ended March 31, 2006 and March 31, 2005.

	Expected shortfall for risk assets portfolio (1)
	Year ended March 31, 2006
Risk category	Average	High	Low	As of March 31, 2006
	(yen in billions)
Interest rate	¥12.6	¥14.7	¥10.5	¥10.5
Foreign exchange	34.3	40.3	23.6	39.1
Equities	59.3	67.2	52.4	64.7

	Expected shortfall for risk assets portfolio (1)
	Year ended March 31, 2005
Risk category	Average	High	Low	As of March 31, 2005
	(yen in billions)
Interest rate	¥14.5	¥20.1	¥10.9	¥10.9
Foreign exchange	18.6	22.3	16.4	22.3
Equities	46.3	52.6	40.7	45.7

(1)	Calculated over a one-year period and based on a 99% confidence level.

Other assets. Other assets are those held mainly for the purpose of operating the property and casualty insurance business. The profitability of these assets is determined in an integrated manner with the profitability of insurance operations.

At March 31, 2006, the market value of Tokio Marine & Nichido’s Japanese equity securities constituting other assets was ¥4,767.6 billion, which accounted for 48.6% of Tokio Marine & Nichido’s total investments across all portfolios. Consequently, Tokio Marine & Nichido’s net asset value tends to fluctuate considerably in accordance with price movements in the domestic stock market.

We estimated that a ten percent downward movement in the level of the Nikkei Stock Average would have caused a loss in the fair value of Tokio Marine & Nichido’s other assets of ¥400.4 billion as of March 31, 2006.

Life Insurance Business

We operate our life insurance business primarily through our subsidiaries Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life. See “Business—Life Insurance Business”. The following are discussions of market risks relating to the two subsidiaries.

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

Market Risk Measurement

Interest rate risk. Tokio Marine & Nichido Life’s primary market risk exposure is to potential changes in interest rates. Tokio Marine & Nichido Life defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine & Nichido Life is exposed to interest rate risk due to its investments in fixed income instruments, particularly bonds, policy loans and other long-term investments. In addition, Tokio Marine & Nichido Life is exposed to interest rate risk due to interest rate sensitive obligations and liabilities. See “—Assets to meet future obligations”. Tokio Marine & Nichido Life is exposed to risks of loss because both the market value of fixed income instruments and the present value of its obligations and liabilities may vary when market interest rates fluctuate.

Equity price risks. Tokio Marine & Nichido Life does not have a material equity portfolio.

Foreign exchange rate risk. Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than the Japanese yen, Tokio Marine & Nichido Life’s functional currency, due to fluctuations of foreign exchange rates. Tokio Marine & Nichido Life is exposed to foreign exchange rate risk because some of its assets and liabilities are denominated in currencies other than the yen. If the value of a relevant foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency would also decline when expressed in yen terms. If the value of a relevant foreign currency increases relative to the yen, the fair value of liabilities denominated in that foreign currency would increase when expressed in yen terms. Tokio Marine & Nichido Life’s primary exposure for foreign exchange rate risk is the U.S. dollar. However, Tokio Marine & Nichido Life’s asset-liability management seeks to maintain foreign currency denominated assets that approximately correspond to its foreign currency denominated liabilities. As a result, any change in foreign exchange rates that affects the value of Tokio Marine & Nichido Life’s foreign currency denominated assets is expected to have an approximately offsetting effect on the value of Tokio Marine & Nichido Life’s foreign currency denominated liabilities. Therefore, Tokio Marine & Nichido Life does not have material exposure to foreign exchange rate risk.

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

Assets to meet future obligations. Assets to meet future obligations are intended to provide reserves for insurance policies. To ensure that Tokio Marine & Nichido Life can make required payments on those policies at maturity or lapse without regard to interest rate fluctuations, both the assets and the liabilities must be managed effectively. This is called the asset-liability management. Tokio Marine & Nichido Life undertakes continuing efforts to further enhance its asset-liability management system and it maintains a well-controlled portfolio that includes various bonds and interest rate swap transactions used for hedging purposes.

To enhance its asset-liability management capabilities with respect to insurance policies, Tokio Marine & Nichido Life groups life insurance and investment contracts primarily by type and duration of insurance policies. Each month, Tokio Marine & Nichido Life measures interest rate sensitivity for the assets and liabilities in each of these groups. Based upon these measurements, Tokio Marine & Nichido Life utilizes interest rate swaps in an effort to control the interest rate sensitivity in the assets and the liabilities in each group of insurance policies. At March 31, 2006, Tokio Marine & Nichido Life had ¥175.2 billion notional amount of interest rate swaps outstanding.

The following tables show the effect of hypothetical changes in interest rates on the present value of the surplus in Tokio Marine & Nichido Life’s asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (before taxes and future policy dividends) as of March 31, 2006 and March 31, 2005. In its sensitivity analysis model, Tokio Marine & Nichido Life selects hypothetical changes in market rates which are expected to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine & Nichido Life defines “near-term” to mean a period of up to one year from the date of its most recent financial statements. Actual results may differ from the hypothetical change in market rates assumed in the following tables, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine & Nichido Life would take to mitigate these hypothetical losses in fair value.

Furthermore, the information presented in the following tables was prepared for risk management purposes and is not indicative of the effect of actual changes in interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine & Nichido Life.

	Yield curve shift (1)
	As of March 31, 2006
	-1%	±0%	+1%	+2%
	(yen in billions)
Asset-Liability Portfolio	¥(83.4)	¥0.0	¥49.6	¥77.7

	Yield curve shift (1)
	As of March 31, 2005
	-1%	±0%	+1%	+2%
	(yen in billions)
Asset-Liability Portfolio	¥(58.0)	¥0.0	¥37.5	¥59.7

(1)	Based on the then-prevailing yield curve for Japanese government bonds on each of the dates indicated and excludes assets in foreign currencies which are not material.

Between March 31, 2006 and March 31, 2005, Tokio Marine & Nichido Life’s interest rate risk increased primarily due to changes in the composition of its investment portfolio to include more short-term fixed income instruments in anticipation of a rise in interest rates.

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

Other assets. Assets under this category are primarily policy loans and equity investments. The outstanding aggregate amount of policy loans as of March 31, 2006 was ¥30.2 billion. Policy loans are secured by policy liabilities and investment deposits under the respective policies. At March 31, 2006, the market value of Japanese equity securities in this portfolio was ¥0.08 billion, which accounted for 0.004% of the aggregate value of Tokio Marine & Nichido Life’s total investments across all portfolios. Consequently, the effect of price movements in the domestic stock market on Tokio Marine & Nichido Life’s investment assets is not significant.

Tokio Marine & Nichido Financial Life

Market Risk Generally

Tokio Marine & Nichido Financial Life accumulates assets for the variable insurance policies it underwrites in advance of being required to make payments under those policies. Tokio Marine & Nichido Financial Life funds the benefits it provides under variable insurance policies with purchase payments received as well as income generated by investment portfolio assets. The investment portfolio primarily consists of stocks, government bonds and corporate bonds, in both domestic and foreign markets. A significant portion of the benefits provided to policyholders under our variable insurance policies fluctuates depending on the performance of the investment portfolios, which are subject to market risk. Accordingly, policyholders generally take the market risk with respect to the performance elements of these policies. However, Tokio Marine & Nichido Financial Life also guarantees a portion of the benefits provided to policyholders for variable insurance policies, generally taking the form of either death benefits or annuity payment base. In the event the values of our applicable investment portfolios fall below the amounts we are required to guarantee under these policies, Tokio Marine & Nichido Financial Life will be required to fund the deficiencies from its own assets. Tokio Marine & Nichido Financial Life is therefore exposed to market risk with respect to the guaranteed portion of its portfolios and monitors to control this market risk as part of asset-liability management.

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

Equity price risk. Tokio Marine & Nichido Financial Life is exposed to risks of loss due to changes in equity prices because the value of equity securities held by its investment trusts may decline. Equity investments held by investment trusts of Tokio Marine & Nichido Financial Life are in both the Japanese and foreign markets and are generally intended to be held for the long term. Between March 31, 2006 and March 31, 2005, the level of equity price risk of Tokio Marine & Nichido Financial Life increased primarily as a result of new sales.

Foreign exchange rate risk. Foreign exchange rate risk is the risk of a loss in the fair values of instruments denominated in a currency other than the Japanese yen, Tokio Marine & Nichido Financial Life’s functional currency, due to fluctuations of foreign exchange rates. Tokio Marine & Nichido Financial Life is exposed to foreign exchange rate risk because some of the assets held by its investment trusts are denominated in currencies other than the yen. If the value of a relevant foreign currency declines relative to the yen, the fair value of assets denominated in that foreign currency will also decline when expressed in yen terms. Tokio Marine & Nichido Financial Life’s primary exposure for foreign exchange rate risk is the U.S. dollar and euro. Between March 31, 2006 and March 31, 2005, the level of foreign exchange rate risk of Tokio Marine & Nichido Financial Life increased primarily as a result of new sales.

Interest rate risk. Tokio Marine & Nichido Financial Life defines interest rate risk as the risk of loss in the fair values of interest rate sensitive instruments caused by changes in market interest rates. Tokio Marine & Nichido Financial Life is exposed to interest rate risk due to its investments through its investment trusts in bonds. Tokio Marine & Nichido Financial Life is exposed to risks of loss because fluctuation of market interest rates affects bond prices. Between March 31, 2006 and March 31, 2005, there was no significant change in Tokio Marine & Nichido Financial Life’s interest rate risk.

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

The guaranteed portion of Tokio Marine & Nichido Financial Life’s investment portfolios is intended to provide reserves for required payments under variable annuity and variable life insurance products. The required payments generally include guaranteed death benefits, and in some cases annuity payment base, and to ensure that Tokio Marine & Nichido Financial Life can make such required payments without regard to market fluctuations, both the assets and the liabilities must be managed effectively. Tokio Marine & Nichido Financial Life is continuing to implement a range of strategies to reduce market risk, including by modifying products, taking into account factors such as solvency margins and risk discount rates, creating new investment portfolios for certain products by increasing the ratio of fixed income securities, utilizing derivatives to hedge risks associated with certain products and preparing to expand reinsurance.

The following tables show the effect of hypothetical changes in equity prices, the present value of our foreign currency-denominated assets and interest rates on the present value of the surplus in Tokio Marine & Nichido Financial Life’s asset-liability portfolio, measured as the difference between the present value of its assets and that of its liabilities (after taxes) as of March 31, 2006 and March 31, 2005. Tokio Marine & Nichido Financial Life selects hypothetical changes in market rates which are expected to reflect reasonably possible near-term changes in those rates. For these purposes, Tokio Marine & Nichido Financial Life defines “near-term” to mean a period of up to one year from the date of its most recent financial statements. Actual results may differ from the hypothetical change in market rates assumed in the following tables, especially since this sensitivity analysis does not reflect the results of any actions that Tokio Marine & Nichido Financial Life would take to mitigate these hypothetical losses in fair value. Furthermore, the information presented in the following tables was prepared for risk management purposes and is not indicative of the effect of actual changes in equity prices, the present value of our foreign currency-denominated assets and interest rates that have occurred in the past or may occur in the future on the financial condition, results of operations or corporate value of Tokio Marine & Nichido Financial Life.

	Equity price change
	As of March 31, 2006			As of March 31, 2005
	-10%	±0%	+10%	-10%	±0%	+10%
	(yen in billions)			(yen in billions)
Asset-Liability Portfolio	¥(5.5)	¥0.0	¥5.8	¥(1.5)	¥0.0	¥1.0

	Changes in foreign currency-denominated assets
	As of March 31, 2006			As of March 31, 2005
	-10%	±0%	+10%	-10%	±0%	+10%
	(yen in billions)			(yen in billions)
Asset-Liability Portfolio	¥(5.4)	¥0.0	¥6.5	¥(0.3)	¥0.0	¥0.3

	Yield change
	As of March 31, 2006			As of March 31, 2005
	-1%	±0%	+1%	-1%	±0%	+1%
	(yen in billions)			(yen in billions)
Asset-Liability Portfolio	¥0.2	¥0.0	¥0.0	¥(0.1)	¥0.0	¥0.1

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

Liquidity and Capital Resources

Liquidity

As a holding company, we currently conduct all of our operations through our direct and indirect subsidiaries, including Tokio Marine & Nichido. Virtually all of our consolidated assets are held by, and all of our consolidated earnings and cash flows are attributable to, our direct and indirect subsidiaries. As a result, our liquidity and ability to pay expenses and meet obligations at the holding company level, as well as our ability to pay cash dividends on our shares, are dependent upon our ability to receive dividends from our subsidiaries. While we expect that our subsidiaries will contribute cash to us from time to time, their ability to do so is governed not only by their profitability and liquidity but also by a number of different regulations that are subject to change. See “Risk Factors—Risks Relating to Our Business”.

Our subsidiaries’ principal sources of funds are the operations of their property and casualty and life insurance business segments which are mainly located in Japan. These operations principally derive their cash flows from underwriting and investment operations.

In general, there is a time lag between when premiums are collected and when losses and benefits resulting from an event specified in the policy are paid. During this intervening time period, the premiums we collect are invested to generate investment income cash flows, primarily from interest and dividends. See “—Results of Operations”. Premiums collected and investment income received are our primary sources of cash resources while the payment of claim losses and benefits and related adjustment expenses are our main uses of cash resources.

While cash flows from operating activities have been generally sufficient to meet our funding requirements for claim payments and other operating needs, we may, if required, liquidate a portion of our investment portfolio and/or arrange for financing to address liquidity needs.

For our property and casualty operations, additional liquidity may be required if we experience a significant and prolonged increase in the frequency and severity of losses under the policies we write or assume. Significant catastrophic events—the timing and effect of which are inherently unpredictable—may also increase liquidity requirements for our property and casualty operations.

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

We utilize an asset-liability management program to seek to ensure that we are able to make required claim payments in a timely manner. See “—Quantitative and Qualitative Disclosures About Market Risk—Property and Casualty Business”.

Our insurance operations include issuances of insurance contracts classified as investment contracts for accounting purposes. These investment contracts generally have cash payment requirements based on a stated rate which may differ in timing and amount from our returns on the asset portfolio allocated to fund the investment contract payments.

As of March 31, 2006 and 2005, almost all of our policyholders’ contract deposits could be surrendered with penalties. Our average surrender rate over the past two years ended March 31, 2006 has been approximately 3% per annum of the number of outstanding policies.

For our life insurance operations, additional liquidity could be required if there is a significant deterioration in the actual mortality experience compared to the assumptions we utilize in pricing our life insurance policies. If such deterioration occurs, life insurance payments on our policies may be required sooner, which will increase the liquidity requirements of our life insurance operations.

In addition, if a substantial portion of our life insurance operations’ bond portfolio diminishes significantly in value, we may be required to liquidate other portions of our investment portfolio and/or arrange for supplemental external financing. Events which could give rise to these additional liquidity requirements include, but are not limited to, a significant economic collapse of the Japanese economy or a significant change in prevailing interest rates. Interest rate changes may also affect our liquidity to the extent minimum returns or crediting rates provided in connection with some of our life insurance products vary over time from actual returns. Our life insurance liquidity requirements are also affected by changes in the level of policy surrenders and withdrawals. Our average surrender rate over the past two years ended March 31, 2006 has been approximately 6.6% per annum of the face value of outstanding policies. We utilize an asset-liability management program to seek to ensure that we are able to make required insurance claim and investment contract payments in a timely manner. See “—Quantitative and Qualitative Disclosures About Market Risk—Life Insurance Business”.

For our total operations, as of March 31, 2006, we had an estimated ¥10,620,847 million in contractual payment obligations, of which an estimated ¥5,435,078 million had a reasonably fixed and determinable payment period, and of which an estimated ¥5,185,769 million did not have a reasonably fixed and determinable payment period. Of the reasonably fixed and determinable payment obligations, ¥510,109 million are scheduled to be payable during the year ending March 31, 2007.

We expect to fund our contractual payment obligations with existing cash and cash equivalent resources, short-term investment resources, long-term investment resources and cash flows from operating activities. For the year ended March 31, 2006, after meeting cash requirements for operating activities (including contractual payment obligations), we had negative cash flows from operating activities of ¥75,806 million, as compared to positive cash flows of ¥272,390 million for the years ended March 31, 2005. We have had net positive cash flows from operating activities for each of the past 10 fiscal years, with the exception of the years ended March 31, 2000 and 2006. Cash flows from operating activities in the year ended March 31, 2000 were supplemented by cash flows from investing activities. Negative cash flows from operating activities in the year ended March 31, 2006 were mainly due to changes in trading securities which are recorded in cash flows from operating activities, and reflected primarily an increase in investment deposits funded by policyholders, which is recorded in cash flows from financing activities. The increase in investment deposits funded by policyholders relates mainly to investment deposits made under variable annuity contracts, reflecting an increase in our variable annuity business. We invest these deposits mainly in trading securities, resulting in the change in trading securities. Excluding these transactions, net cash flows from operating activities were positive.

In addition, when we deem it appropriate or necessary, we may also seek to complement our cash flows from operating and investing activities with offerings of debt securities in the capital markets or bank financings.

We believe that cash flows from the foregoing sources will be sufficient to satisfy our current liquidity requirements based on current developments and reasonably foreseeable contingencies.

Capital Resources

Our capital requirements consist principally of capital expenditures and debt repayment.

We made capital expenditures of ¥4.1 billion in the year ended March 31, 2006, ¥9.8 billion in the year ended March 31, 2005 and ¥17.6 billion in the year ended March 31, 2004, in each case primarily for real estate for operational and lease purposes and for information technology systems development and equipment. At March 31, 2006, we had commitments in the amount of ¥1.9 billion for capital expenditures for improvements and repairs on real estate.

Our total debt outstanding amounted to ¥322,007 million as of March 31, 2006. Short-term debt outstanding at March 31, 2006, all of which is due within one year of the borrowed date, comprised the following:

Short-term debt
(yen in millions)
Loans, 0.05% to 0.92%	¥8,751
Equity linked notes, 2.00% to 19.30%	2,870
Fixed rate notes, 0.01% to 1.43%	—
Other notes	2,020

Total short-term debt	¥13,641

Long-term debt outstanding as of March 31, 2006 comprised the following:

	Due	Long-term debt
		(yen in millions)
Loans, 0.50% to 4.58%	2006-2025	¥65,279
Equity linked notes, 0.00% to 2.50%	2006-2025	13,120
Fixed rate notes, 0.30% to 2.17%	2006-2021	36,737
Credit linked notes, 4.82% to 14.01%	2006	24,828
Unsecured bonds, 1.63% to 2.78%	2007-2020	105,562
Other notes	2011-2035	62,840

Total long-term debt		¥308,366

As of March 31, 2006, ¥297,179 million, or 92.3%, of our total debt outstanding was denominated in Japanese yen and ¥24,828 million, or 7.7%, was denominated in U.S. dollars.

These borrowings were made primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

We also maintain policyholders’ contract deposits, which are liabilities that must be returned to the policyholders under long-term insurance coverage unless there has been a substantial settlement under the policy. Policyholders’ contract deposits amounted to ¥3,581 billion as of March 31, 2006 and were primarily denominated in Japanese yen.

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

Effective as of August 19, 2003, we reduced our statutory additional paid-in capital in the amount of ¥500 billion pursuant to Article 289, Section 2 of the Commercial Code, and transferred that amount to our other capital surplus. This transfer enabled us, among other things, to repurchase our own shares of common stock. At our general shareholders’ meeting on June 27, 2003, our shareholders approved a share buyback of up to 120,000 shares of our common stock with an aggregate value of no more than ¥100 billion, pursuant to which we repurchased 75,646 shares for an aggregate purchase price of approximately ¥100 billion during the period from July 1, 2003 to May 21, 2004. At our general shareholders’ meeting on June 29, 2004, our shareholders approved a change to our Articles of Incorporation, entitling our board of directors to approve share buybacks. During the period from July 1, 2004 to March 31, 2005, we repurchased 54,842 shares of our common stock for an aggregate purchase price of approximately ¥83 billion pursuant to resolutions of our board of directors. During the period from April 1, 2005 to March 31, 2006, we repurchased 38,644 shares for an aggregate purchase price of approximately ¥69 billion. During the period from April 1, 2006 to September 8, 2006, we repurchased 44,560 shares for an aggregate purchase price of approximately ¥94 billion.

Off-Balance Sheet Arrangements

We issue guarantees in various transactions to enhance the credit standing of our customers and third parties. These guarantees represent irrevocable assurances that we will make payment in the event that the primary obligor of the guaranteed obligation fails to fulfill its obligation to third parties. We are obliged to make payment when the primary obligor fails to make payments that become due under the guaranteed obligation in accordance with the contractual terms. Our maximum exposure under these guarantees as of March 31, 2006 was approximately ¥73,755 million. At March 31, 2006, we did not recognize any liabilities for these remote loss contingencies. In some cases, the obligations that we guarantee are secured by the guaranteed parties’ operating assets. In the event that we assume the guaranteed parties’ obligation, we would acquire the right to the collateral.

Contractual Obligations

The table below sets forth the estimated maturities of our contractual obligations as of March 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(yen in millions)
Contractual obligations:
Policyholders’ contract deposits (1)	¥5,104,296	¥408,398	¥770,162	¥819,733	¥3,106,003
Losses, claims and loss adjustment expenses (2)	1,419,655	766,609	431,766	133,022	88,258
Future policy benefits and losses (3)	3,766,114	131,359	243,167	263,549	3,128,039
Debt outstanding	322,007	96,693	6,051	97,157	122,106
Capital lease obligations	6,891	3,134	3,757	—	—
Purchase obligations	1,884	1,884	—	—	—

Total contractual obligations (4)	¥10,620,847	¥1,408,077	¥1,454,903	¥1,313,461	¥6,444,406

(1)

We estimate the timing of cash flows and our expectation of future payment patterns with respect to policyholders’ contract deposits based on our historical experience, taking into account contractual maturity dates and expected customer lapse and withdrawal activity. Customer lapse and withdrawal activity, however, are inherently uncertain and outside of our control. Accordingly, our actual experience may differ from our estimates. In addition, the amounts set forth in the table above do not reflect our estimates of future premiums and reinsurance recoveries. The sum of policyholders’ contract deposit amounts for the periods set forth in the table above (¥5,104,296 million) exceeds the amount of corresponding liabilities of

¥3,580,951 million reflected in our consolidated balance sheet as of March 31, 2006, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

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

The sum of future policy benefit and loss amounts for the periods set forth in the table above (¥3,766,114 million) exceeds the amount of corresponding liabilities of ¥1,132,153 million reflected in our consolidated balance sheet as of March 31, 2006, as the amounts set forth in the table above are undiscounted and do not reflect the impact of future premium revenue.

(4)	The total amount of expected future pension payments has not been included in this table as such amount was not determinable as of March 31, 2006. We expect to contribute approximately ¥5,424 million to our pension plans for the year ending March 31, 2007. See note 12 to our consolidated financial statements.

DIRECTORS AND CORPORATE AUDITORS

Personal Data

Our current directors were elected to their respective positions with us at the 2006 ordinary general meeting of our shareholders. The term of office for each of our directors will expire at the close of the ordinary general meeting of shareholders to be convened in 2007. The term of office for Mr. Miki, our corporate auditor who was elected at the 2003 general meeting of our shareholders, will expire at the close of the ordinary meeting of shareholders to be convened in 2007. The term of office for Mr. Ueno and Mr. Kamioka, two of our standing corporate auditors elected at the 2005 ordinary general meeting of our shareholders, will expire at the close of the ordinary meeting of shareholders to be convened in 2009. The term of office for Mr. Fukuda and Ms. Kawamoto, two of our corporate auditors elected at the 2006 ordinary general meeting of our shareholders, will expire at the close of the ordinary meeting of shareholders to be convened in 2010.

The following table shows information about our directors and corporate auditors as of August 31, 2006:

Name	Position	Date of birth	Number of shares owned as of August 31, 2006	Number of share acquisition rights held as of August 31, 2006
Kunio Ishihara	President and Representative Director	October 17, 1943	66.84	20(1)
Toshiro Yagi	Senior Managing Director (Representative Director)	November 1, 1947	32.61	5
Tomohiro Kotani	Managing Director (Representative Director)	August 28, 1944	15.21	10
Minoru Makihara	Director	January 12, 1930	26.00	1
Masamitsu Sakurai	Director	January 8, 1942	—	1
Haruo Shimada	Director	February 21, 1943	—	1
Tomochika Iwashita	Director	November 14, 1946	37.23	3(1)
Morio Ishii	Director	March 7, 1947	30.76	12(1)
Hiroshi Amemiya	Director	October 2, 1950	23.61	9(1)
Hiroshi Miyajima	Director	May 4, 1950	—	—
Takaaki Tamai	Director	July 5, 1950	16.30	8(1)
Shoji Ueno	Standing Corporate Auditor	February 5, 1944	37.02	7
Tetsuo Kamioka	Standing Corporate Auditor	September 3, 1948	15.12	7
Shigemitsu Miki	Corporate Auditor	April 4, 1935	—	1
Hiroshi Fukuda	Corporate Auditor	August 2, 1935	—	—
Yuko Kawamoto	Corporate Auditor	May 31, 1958	—	—

(1)	Includes acquisition rights received as a director of Tokio Marine & Nichido or Tokio Marine & Nichido Life, as applicable.

Kunio Ishihara joined Tokio Marine in 1966. He became a director of Tokio Marine in 1995, a managing director in 1998, a senior managing director in 2000 and president in June 2001. He has served as our president since April 2002. He also serves as president of Tokio Marine & Nichido.

Toshiro Yagi joined Tokio Marine in 1971. He became a director of Tokio Marine in 2001 and a managing director in 2003, and served in such function until June 2006. He has served as one of our directors since June 2003 and a senior managing director since June 2006.

Tomohiro Kotani joined Nichido Fire in 1969. He became a director of Nichido Fire in 2001 and a managing director in 2003, and served in such position until June 2004. He has served as our managing director since June 2004.

Minoru Makihara joined Mitsubishi Corporation in 1956. He became president of Mitsubishi Corporation in 1992 and chairman of its board of directors in 1998, and he has served as senior corporate advisor since April 2004. He served as a director of Tokio Marine from June 1993 through April 2002. He has served as one of our directors since April 2002.

Masamitsu Sakurai joined Ricoh Company, Ltd. in 1966. He became a director of Ricoh Company, Ltd. in 1992 and has served as its president since April 1996. He has served as one of our directors since April 2002.

Haruo Shimada joined the faculty of economics at Keio University as a research assistant in 1967. He became an associate professor in 1975 and has been a professor since 1982. He has served as one of our directors since April 2002.

Tomochika Iwashita joined Tokio Marine in 1969. He became a director of Tokio Marine in 1998, a managing director, a director and a retired director in June, September and December 2000, respectively, a managing director in 2002, a senior managing director of Tokio Marine in 2003 and of Tokio Marine & Nichido in 2004, and an executive vice president of Tokio Marine & Nichido in 2005, and has served in such position until June 2006. He became president of Tokio Marine & Nichido Life in June 2006. He has served as one of our directors since June 2005. He also serves as president of Tokio Marine & Nichido Life.

Morio Ishii joined Tokio Marine in 1970. He became a director of Tokio Marine in 1999, a managing director of Tokio Marine in 2001, a senior managing director of Tokio Marine & Nichido in 2005 and an executive vice president of Tokio Marine & Nichido in June 2006. He has served as one of our directors since June 2005. He also serves as an executive vice president of Tokio Marine & Nichido.

Hiroshi Amemiya joined Tokio Marine in 1973. He became a director of Tokio Marine in 2002 and of Tokio Marine & Nichido in 2004 and a managing director of Tokio Marine & Nichido in June 2005. He has served as one of our directors since June 2005. He also serves as a managing director of Tokio Marine & Nichido.

Hiroshi Miyajima joined Nisshin Fire in 1974. He became a director of Nisshin Fire in 2000, a managing director and a senior managing director in April and June 2003, respectively, and president in April 2005. He has served as one of our directors since June 2006. He also serves as president of Nisshin Fire.

Takaaki Tamai joined Tokio Marine in 1975. He became a director of Tokio Marine in 2003 and of Tokio Marine & Nichido in 2004 and a managing director of Tokio Marine & Nichido in June 2006. He has served as one of our directors since June 2006. He also serves as a managing director of Tokio Marine & Nichido.

Shoji Ueno joined Tokio Marine in 1967. He became a director of Tokio Marine in 1993, a managing director in 1996, a senior managing director in 1999, an executive vice president in 2001, and an executive vice president of Tokio Marine & Nichido in 2004, and served in such position until June 2005. He served as one of our directors from April 2002 through June 2005. He has served as one of our standing corporate auditors since June 2005.

Tetsuo Kamioka joined Nichido Fire in 1967. He became a director of Nichido Fire in 2000 and a managing director in 2002, and served in such position until March 2003. He became the president of The Nichido Life Insurance Company, Limited in April 2003 and a senior managing director of Tokio Marine & Nichido Life in October 2003, and has served in such position until June 2005. He has served as one of our standing corporate auditors since June 2005.

Shigemitsu Miki joined The Mitsubishi Bank, Ltd. in 1958. He became a director of The Mitsubishi Bank, Ltd. in 1986, president of The Bank of Tokyo-Mitsubishi, Ltd. in 2000, and chairman of its board directors in 2004, and has served as chairman of the board of directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd. since January 2006. He served as a corporate auditor of Tokio Marine from June 2000 through April 2002. He has served as one of our corporate auditors since April 2002. He also serves as chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Hiroshi Fukuda joined The Ministry of Foreign Affairs of Japan in 1960. He became the Director-General of Treaties Bureau and Director-General of Office for the Law of the Sea of Ministry of Foreign Affairs in 1989, Ambassador to Malaysia in 1990 and Deputy Minister for Foreign Affairs of the Ministry of Foreign Affairs in 1993. Mr. Fukuda retired from the Ministry of Foreign Affairs and became a Justice of the Supreme Court of Japan in 1995. He retired from the Supreme Court of Japan in August 2005 and has been a practicing attorney since that time. He has served as one of our corporate auditors since June 2006.

Yuko Kawamoto joined The Bank of Tokyo, Ltd. in 1982. She joined the Tokyo office of McKinsey & Company in 1988 and became a professor at Waseda Graduate School of Finance, Accounting and Law in April 2004. She has served as one of our corporate auditors since June 2006.

There are no family relationships between any of our directors and corporate auditors. There are no arrangements or understandings with major shareholders, customers or others pursuant to which any person referred to above was selected as a director or corporate auditor. None of our directors or corporate auditors has any service contract with us or any of our subsidiaries that provides for benefits upon termination of service as a director or corporate auditor. The total number of shares held by our directors and corporate auditors constituted 0.02% of our total shares outstanding as of March 31, 2006. No director or corporate auditor has different voting rights from any other shareholder of Millea Holdings’ common stock.

Compensation and Benefits

The aggregate compensation, including bonuses, that was paid by Millea Holdings and its subsidiaries during the year ended March 31, 2006 to our directors and corporate auditors was ¥383 million and ¥67 million, respectively. We did not set aside or accrue any amounts during the year ended March 31, 2006 to provide pension, retirement or similar benefits to our directors and corporate auditors.

Under the Corporation Law and local practice, we are permitted to make severance payments to retired directors or corporate auditors under retirement allowance plans with shareholder approval when our management proposes such payments based on resolutions of our board of directors. Pursuant to shareholder approval, the amounts of such payments to retiring directors were determined by resolutions of the board of directors and the amounts of such payments to retiring corporate auditors were determined by our board of corporate auditors upon consultation among themselves. Effective June 2005, however, we terminated the retirement allowance plans that were previously in place for our directors and corporate auditors, and severance payments will no longer be made to retiring directors or corporate auditors. We will, however, make severance payments to retiring directors and corporate auditors for services rendered prior to the date of termination of the plans in June 2005.

At the third ordinary general meeting of shareholders held on June 28, 2005, our shareholders approved the issuance of stock acquisition rights pursuant to the July 2005 Millea Holdings Stock Acquisition Rights, a stock option scheme under a stock-linked compensation plan established in accordance with Articles 280-20 and 280-21 of the Commercial Code, to our directors and corporate auditors and to the directors and corporate auditors of Tokio Marine & Nichido and Tokio Marine & Nichido Life. Directors of Tokio Marine & Nichido include certain individuals who are referred to as directors although they are not members of the board of directors (shikko-yakuin). Pursuant to the July 2005 Millea Holdings Stock Acquisition Rights, 310 stock acquisition rights to purchase 310 shares of Millea Holdings’ common stock were issued, without any consideration, with an exercise price of 1 yen per share, to be exercised only after the right holder no longer occupies any position as either a director or corporate auditor of Millea Holdings, Tokio Marine & Nichido or Tokio Marine & Nichido Life, as applicable.

After the Corporation Law became effective in May 2006, stock acquisition rights to be issued to directors and corporate auditors became recognized as part of the remuneration of directors and corporate auditors, and the issuance of stock acquisition rights must now be approved by shareholders as part of their approval regarding the amount of remuneration of directors and corporate auditors. At the fourth ordinary general meeting of shareholders held on June 28, 2006, our shareholders approved the issuance of stock acquisition rights pursuant to the July 2006 Millea Holdings Stock Acquisition Rights to our directors and corporate auditors and to the directors and corporate auditors of Tokio Marine & Nichido and Tokio Marine & Nichido Life (including shikko-yakuin of Tokio Marine & Nichido), as part of the proposal “Change in the amount of remuneration to directors and corporate auditors”. Pursuant to the July 2006 Millea Holdings Stock Acquisition Rights, 194 stock acquisition rights to purchase 194 shares of Millea Holdings’ common stock were issued, for consideration of ¥2,013,506 per right, with an exercise price of 1 yen per share, to be exercised only after the right holder no longer occupies any position as either a director or corporate auditor of Millea Holdings, Tokio Marine & Nichido or Tokio Marine & Nichido Life, as applicable.

Currently, compensation for our full-time directors now consists of three elements: fixed compensation; bonuses related to the business performance of Millea Holdings and the performance of the individual; and stock acquisition rights. Compensation for our corporate auditors and part-time directors consists of two elements: fixed compensation and stock acquisition rights.

Board Practices

Our board of directors has the authority to determine the fundamental policy for the administration of the board’s affairs and supervises the execution by the directors of their duties. Our articles of incorporation provide for not more than fifteen directors. Directors are elected at general meetings of shareholders, and the normal term of office of directors is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more representative directors, who have the authority individually to represent us. From among its members, the board of directors also elects a chairman, a president and one or more executive vice presidents, senior managing directors and managing directors. The Corporation Law provides that a director may not vote on an agenda item in which he or she has a special interest. There is no compulsory retirement age for directors. There is no requirement that a director hold our shares in order to qualify him or her as a director.

Our articles of incorporation provide for not more than six corporate auditors, one or more of whom may serve as a standing (or full-time) corporate auditor. Corporate auditors are elected at general meetings of shareholders. The normal term of office of a corporate auditor is four years. Corporate auditors may serve any number of consecutive terms. The corporate auditors form the board of corporate auditors. Corporate auditors are under a statutory duty to review the administration of our affairs by the directors, examine the financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders and report their opinions thereon to the shareholders. Corporate auditors are required to attend meetings of the board of directors and are entitled to express their opinions, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report to the board of corporate auditors, which is required to submit its audit report to the directors. The board of corporate auditors also determines matters relating to the duties of the corporate auditors, such as auditors’ policy and methods of investigation of our affairs. We currently do not have an audit committee, in reliance on the general exemption from the audit committee requirement provided in Rule 10A-3(c)(3) under the Securities Exchange Act of 1934. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of the board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

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

and the compensation system for our directors and corporate auditors and directors and corporate auditors of our principal business subsidiaries. The nomination committee and the compensation committee shall generally each consist of approximately five members. As a general rule, a majority of the members of each committee shall be selected from outside of Millea Holdings, and the chairman of each committee shall be one of the outside members. As of September 15, 2006, both committees consisted of Mr. Ishihara and three outside directors, Mr. Makihara, Mr. Sakurai and Mr. Shimada, as members, with Mr. Makihara chairing the nomination committee and Mr. Shimada chairing the compensation committee.

Audit Committee Financial Expert

Our board of corporate auditors has determined that Shoji Ueno, a standing corporate auditor, is an “audit committee financial expert” within the meaning of the current rules of the SEC, but is not independent pursuant to the definition of “independent director” in NASD Rule 4200(a)(15). Our board of corporate auditors, however, meets the general exemption from independence requirements set forth in Rule 10A-3(c)(3) under the Exchange Act, and consequently, meets the independence requirements of NASD Rule 4350. Under the NASD rules, neither Mr. Ueno nor any of the other members of our board of corporate auditors is required to be independent, as long as the board meets the criteria for independence set forth in the Exchange Act or exemptions from the Exchange Act.

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

The growth of the automobile insurance business, from both voluntary and (with the introduction in 1955 of the Automobile Liability Security Law) compulsory automobile liability insurance, contributed significantly to the growth of non-life insurance business after World War II. This not only resulted in a substantial volume of business for the non-life insurance industry but also provided new opportunities for the industry’s future expansion by introducing individuals to various insurance policies. In recent years, growth in automobile insurance business has slowed down while deregulation of the industry has led to diversification of the Japanese non-life insurance companies’ other business activities.

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

Industry Background

The growth of the non-life insurance business is closely related, among other things, to the growth in the construction and automobile industries and the volume of foreign trade, as well as to the emergence of new kinds of risks resulting from social and economic development and the increasing public awareness of insurance and liability compensation.

According to the FSA, as of October 1, 2005, there were 48 licensed non-life insurance companies conducting non-life insurance business in Japan.

Life Insurance Industry

Life insurance providers in Japan can be classified into three categories: traditional life insurers; new entrants, such as the foreign life insurers and subsidiaries of Japanese non-life insurers, including Tokio Marine & Nichido Life; and the postal life insurance system. The ten largest traditional life insurers continue to underwrite the large majority of privately underwritten life insurance in Japan. As discussed in the non-life insurance industry section, life insurance subsidiaries of non-life companies were established in 1996 and thereafter as a result of the deregulation of insurance businesses in Japan. Some of the new entrants in the market, such as foreign life insurers and subsidiaries of Japanese non-life insurers, have experienced steady growth through the utilization of new sales techniques. The postal life insurance system, a public insurance system managed by Japan Post, is a distinctive element of the Japanese life insurance market. Postal life insurance products are offered through the network of post offices located throughout Japan. Currently, the postal life insurance system is scheduled to be incorporated as a separate entity in October 2007 in preparation for a privatization by the Japanese government at a later stage.

The life insurance business in Japan can generally be classified into four principal product lines: individual insurance, individual annuities, group insurance and group annuities. Individual insurance is the largest product line in the Japanese life insurance industry as a whole in terms of policy amount. While the market for life insurance products in Japan decreased in size during the recent period of prolonged economic weakness in Japan, the market has been improving since the fiscal year ended March 31, 2004.

Recent industry trends show that the sales volume of annuity insurance continues to increase.

According to the FSA, as of October 1, 2005, there were 38 licensed life insurance companies conducting life insurance business in Japan.

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

The FSA supervises insurance holding companies under the Insurance Business Law. The FSA may, at any time, require an insurance holding company or its subsidiaries to submit reports and other documents and may carry out inspections at the companies’ offices if the FSA deems such action necessary to secure the sound and appropriate operation of the business of the subsidiary insurance companies. In addition, if a bank or a securities company is a subsidiary of an insurance holding company, the insurance holding company is also subject to supervision by the FSA under either the Banking Law or the Securities and Exchange Law, as applicable.

Limitations on Investments for Insurance Companies

The Insurance Business Law, ministerial ordinances and the regulations thereunder specify the types of investments that Japanese insurance companies may make and the percentage of their total assets (calculated on the basis of Japanese accounting principles) which can be invested in each type of investment. Under these provisions, Tokio Marine & Nichido’s investment portfolios must, in general, be held in the form of securities, real estate, monetary claims, gold bullion, loans, loaned securities, investments in partnerships, cash on deposit, money trusts, monetary claims trusts, securities trusts, real estate trusts, financial derivatives or other investments enumerated in the Insurance Business Law Enforcement Regulations. Investments in stocks and assets denominated in foreign currencies are each limited to 30% of total assets. The aggregate investment in real estate is limited to 20% of total assets, and investments in claims, loans and loaned securities are limited to 10% of total assets. Since 1998, the limit on investments in any one company (including its affiliates) has been set at 10% of total assets. Loans to and guarantees in favor of any one company (including its affiliates) are limited to 3% of total assets.

Under the Anti-Monopoly Law, no insurance company can acquire or hold more than 10% of the total outstanding stock of any other company in Japan without obtaining the prior approval of the Fair Trade Commission, except in certain circumstances. Additionally, the Insurance Business Law prohibits an insurance company from acquiring or holding more than 10% of the total outstanding stock of any other company in Japan except that of other life or non-life insurance companies, banks, securities companies, trust companies, foreign insurance companies, foreign banks, foreign securities companies, foreign trust companies, companies which exclusively operate businesses that provide support to the insurance company and its subsidiaries or finance-related businesses enumerated in the Insurance Business Law, companies that cultivate certain new business fields defined in the Insurance Business Law Enforcement Regulations, and holding companies that exclusively hold the foregoing companies, except in certain circumstances.

Restriction on Distribution of Surplus for Insurance Companies

The Insurance Business Law prescribes certain financial requirements that must be met before an insurance company can distribute surplus to its shareholders. Until the aggregate amount of additional paid-in capital and legal reserve is equal to the amount of stated capital of an insurance company, the insurance company must set aside in its additional paid-in capital and/or legal reserve an amount equal to one-fifth of the amount of surplus so distributed. The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” =	the total amount of ‘other capital surplus’ and ‘other retained earnings’, each such amount being that appearing on its non-consolidated balance sheet as of the end of the last fiscal year;

“B” =	(if the insurance company has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the insurance company less the book value thereof;

“C” =	(if the insurance company has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” =	(if the insurance company has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if the insurance company has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if the insurance company has distributed surplus to its shareholders after the end of the last fiscal year) the total book value of the surplus so distributed; and

“G” =	certain other amounts set forth in the Insurance Business Law Enforcement Regulations, including (if the insurance company has reduced surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the insurance company has distributed surplus to its shareholders after the end of the last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by the Insurance Business Law Enforcement Regulations.

The aggregate book value of surplus distributed by the insurance company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of surplus less the aggregate of the followings:

(a)	the book value of its treasury stock;

(b)	the amount of consideration for its treasury stock disposed of by the insurance company after the end of the last fiscal year; and

(c)	the total amount of reorganization surplus and merger surplus, and certain other amounts set forth in the Insurance Business Law Enforcement Regulations, including all or a certain part of the excess of the sum of the deferred assets and one-half of goodwill over the sum of stated capital, additional paid-in capital and legal reserve, (each such amount being that appearing on its non-consolidated balance sheet as of the end of the last fiscal year) as calculated in accordance with the Insurance Business Law Enforcement Regulations.

If the insurance company has elected to become a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of surplus the excess amount (if the amount is zero or below zero, zero) of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on its consolidated balance sheet as of the end of the last fiscal year.

If the insurance company has prepared interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Corporation Law) by a general meeting of shareholders, the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for its treasury stock disposed of by the insurance company, during the period in respect of which such interim financial statements have been prepared. The insurance company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. If the insurance company is a company with a board of directors, interim financial statements so prepared by the insurance company must be approved by the board of directors and audited by its independent auditors, as required by the ordinances of the Ministry of Justice.

Recent Changes to Insurance Laws

A number of measures have been implemented under the Insurance Business Law over the past several years in order to provide greater protection to policyholders. Under amendments to the Insurance Business Law passed in 1998, an early warning measure was introduced. This early warning measure is based on an insurance company’s solvency margin ratio. When the solvency margin ratio of an insurance company falls below a certain prescribed ratio, regulators can require that the insurance company take certain actions, such as reducing certain business operations or refraining from making certain investments. Also in 1998, the Non-Life Insurance Policyholders Protection Corporation and the Life Insurance Policyholders Protection Corporation were established to provide assistance to policyholders in the event a non-life or life insurance company becomes insolvent. All insurance companies operating in Japan, including foreign insurers, are obligated to become members of these organizations. These organizations aid policyholders by rendering financial assistance to an insurance company that assumes the policies of insolvent non-life and life insurance companies, by assuming the policies itself or through other methods stipulated in the Insurance Business Law.

Other amendments to the Insurance Business Law passed in 1998 permit insurance companies to enter the banking business through their subsidiaries from October 1999 and permit banks to enter the insurance businesses through their subsidiaries from October 2000. These 1998 amendments also abolished the requirements that insurance companies obtain approvals from the FSA for certain changes to methods of operations, general policy conditions or the basis of calculations of premiums and reserves for unexpired risks from those previously approved by the FSA. A notification requirement which requires the insurance companies to inform the FSA of such changes was introduced instead.

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

The amendments to the Insurance Business Law enacted on August 24, 2003 allow insurance companies under difficulty to continue operations to change the terms of their insurance policies, including reductions of insurance payments. This is subject to obtaining approvals from the FSA and the shareholders of the insurance company, implementing procedures to protect the interests of policyholders and other conditions and procedures prescribed in the Insurance Business Law.

The FSA introduced its Comprehensive Guideline for Supervision of Insurance Companies in August 2005, setting forth its basic regulatory principles. Subsequently, the FSA implemented its Program for Further Financial Reform, subtitled “Japan’s challenge: Moving toward a Financial Service Nation” in December 2005. The program aims to enhance the convenience, pricing, diversification, internationalization and reliability of the Japanese financial system. The program emphasizes the importance of introducing or upgrading customer protection rules. In the insurance sector, scheduled developments include introducing rules to protect policyholders of unregulated Kyosai (mutual aid) systems, reinforcing the supervision of the suitability of insurance contracts and strengthening oversight of insurance advertisements.

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

Foreign investors are:

(1)	individuals not resident in Japan;

(2)	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; and

(3)	corporations organized in Japan not less than 50% of the issued shares of which are directly or indirectly held by (1) and/or (2) above or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

Dividends and Proceeds of Sale

Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may, in general, be converted into any foreign currency and repatriated abroad.

Acquisition of Shares

Under the Foreign Exchange Law, in general, a non-resident who acquires shares from a resident of Japan is not subject to any prior filing requirement, although a prior notification of such acquisition must be filed with the Minister of Finance of Japan and any other competent Minister in certain limited circumstances.

If a foreign investor acquires shares of a listed company and, together with parties who have a special relationship with that foreign investor, holds 10% or more of the issued shares of the company as a result of the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister (via the Bank of Japan) within 15 days from and including the date of such acquisition. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister (via the Bank of Japan), who may then modify or prohibit the proposed acquisition. The acquisition of shares of Millea Holdings by non-residents by way of a stock split is not subject to any notification or reporting requirements.

Reporting of Substantial Shareholdings

Under the Securities and Exchange Law of Japan, if any person becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a public company, that shareholder must file a report concerning the shareholder’s shareholdings with the relevant local finance bureau within five business days. In addition, if there is any subsequent change of 1% or more in such shareholding, the shareholder must file a similar report. For these purposes, the total number of issued shares and the number of shares held by the shareholder include shares to be issued on the exercise of stock acquisition rights or on the conversion of bonds with stock acquisition rights. The shareholder also must file a copy of the relevant report with the issuer of the shares and the stock exchanges on which the shares are listed.

Under the Insurance Business Law, a shareholder of an insurance company or insurance holding company that holds more than 5% of the total voting rights of the insurance company or insurance holding company is required to file a report of its share holdings with the Commissioner of the FSA within five days after the acquisition of the shares and other reports concerning changes in the reported matters (including any increase or decrease of more than 1% in the shareholding ratio). In addition, a shareholder of an insurance company that intends to acquire and hold 20% or more (in some cases, 15% or more) of the total voting rights of the insurance company is required to obtain the approval of the FSA in advance of acquiring such percentage of shares. Furthermore, a shareholder of an insurance company approved by the FSA to acquire and hold 20% or more (in some cases, 15% or more) of the total voting rights of the insurance company is required to report to the FSA if its shareholding ratio exceeds 50%.

DESCRIPTION OF COMMON STOCK

The following information relates to shares of our common stock, including summaries of certain provisions of our articles of incorporation, the Corporation Law, the new law relating to joint stock corporations (known in Japanese as kabushiki kaisha) which came into effect on May 1, 2006, and certain relevant regulations under the Insurance Business Law.

Shares and Share Capital

Our authorized share capital is 6,830,000 shares of common stock, of which 1,687,048.75 shares were issued as of March 31, 2006. Since there exists no concept of par value in Japan, the stock issued by us does not have any par value.

Effective September 30, 2006, we will conduct a stock split of our shares, whereby one share of our common stock will be split into 500 shares. Furthermore, we will introduce a unit share system as of September 30, 2006 (500 shares will constitute one unit at the first stage), and starting on October 2, 2006, 100 shares will constitute one unit. The main purpose of the stock split and the introduction of the unit share system is to broaden our investor base through lowering the unit price of our shares and to facilitate investment activities.

We acquired 32,663.00 shares of our own stock for approximately ¥60,491 million during the year ended March 31, 2006. We canceled 40,000 shares in March 2006, which we held as treasury shares. As of March 31, 2006, we held 6,581.10 treasury shares. Under the Corporation Law, we may transfer these treasury shares by resolution of the board of directors. However, we cannot transfer these shares at a “specially favorable” price without a special resolution at a shareholders meeting, as described in “—Voting Rights” below.

Under the Corporation Law, the transfer of shares is effected by delivery of share certificates. However, in order to assert shareholders’ rights against us, a transferee must have his or her name and address registered on our register of shareholders. Shareholders are required to file their names, addresses and seal impressions with Mitsubishi UFJ Trust and Banking Corporation, the share registrar for our common stock. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy and render related services on payment of their standard fee.

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

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004. This law will come into effect within five years of the date of promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will be subject to the new central clearing system. On such date, all existing share certificates for shares of all Japanese companies listed on any Japanese stock exchange, including our shares, will become null and void and the transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Distributions of Surplus

General

Under the Corporation Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on Distributions of Surplus”). We may make distributions of Surplus in cash or in kind to our shareholders in proportion to the number of shares held by each shareholder any number of times per fiscal year, subject to certain limitations described in “—Restriction on Distributions of Surplus”.

Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the board of directors if:

(a)	our articles of incorporation so provide;

(b)	the normal term of office of our directors is not longer than one year; and

(c)	our non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly our assets and profit or loss, as required by ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, we may be permitted to make distributions of Surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year if our articles of incorporation so provide. Under our articles of incorporation, the requirement described in (a) is not met. Nevertheless, we may make distributions of Surplus in cash as an interim dividend to our shareholders by resolutions of the board of directors once per fiscal year pursuant to our articles of incorporation.

Although we had not been paying cash interim dividends to our shareholders in the past, on May 24, 2006, our board of directors has approved a policy to pay interim cash dividends starting with the fiscal year ending March 31, 2007.

A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such distribution to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” with respect to a “special resolution”).

Under our articles of incorporation, year-end dividends may be distributed to shareholders of record as of March 31 in each year in proportion to the number of shares held by each shareholder following shareholders’ approval. Additionally, we may, by resolution of the board of directors, make interim dividend payments in cash to shareholders of record as of September 30 in each year.

Under our articles of incorporation we are not obliged to pay any cash dividends unclaimed for a period of five years after the date on which they first became payable.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares generally goes ex-dividend on the third business day prior to the record date.

Restriction on Distributions of Surplus

When we make a distribution of Surplus, we must, until the aggregate amount of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital, set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” =	the total amount of ‘other capital surplus’ and ‘other retained earnings’, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

“B” =	(if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

“C” =	(if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” =	(if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed; and

“G” =	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any) as required by the ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of our treasury stock;

(b)	the amount of consideration for our treasury stock disposed of by us after the end of the last fiscal year; and

(c)	certain other amounts set forth in the ordinances of the Ministry of Justice, including all or a certain part of such excess of the sum of the deferred assets and one-half of good will over the total of stated capital, additional paid-in capital and legal reserve, (each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) as calculated in accordance with the ordinances of the Ministry of Justice.

If we have elected to become a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we will be required to further deduct from the amount of Surplus the excess amount (if the amount is zero or below zero, zero) of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.

We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be approved by our board of directors and audited by our independent auditors, as required by the ordinances of the Ministry of Justice. If we have prepared such interim financial statements as described below, and if such interim financial statements have been approved (unless exempted by the Corporation Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss and the amount of consideration for our treasury stock disposed of by us during the period in respect of which such interim financial statements have been prepared.

For information as to Japanese taxes on dividends, see “Taxation”.

Capital and Reserves

When we issue new shares, the entire amount of money or other assets paid or contributed by subscribers for such shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the amount of such subscription money or other assets as additional paid-in capital if there has been such a resolution of the board of directors.

We may reduce our additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders and, in the case of a reduction of additional paid-in capital we may also decide by the same resolution to account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, we may reduce our Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case, by resolution of a general meeting of shareholders.

Stock Splits (Free Share Distributions)

Under the Corporation Law, our board of directors is permitted to declare a stock split without ensuring that there is a minimum net asset value per share (based on our most recent non-consolidated balance sheet) following the stock split. In addition, in connection with any stock split, our board of directors may increase our authorized number of shares to account for the stock split and amend our articles of incorporation accordingly without the need for shareholder approval. For example, if each share becomes three shares by way of a stock split, we can increase our authorized number of shares by up to three times the existing number and do not need to obtain shareholder approval for that increase.

Effective September 30, 2006, we will conduct a stock split of our shares, whereby one share of our common stock will be split into 500 shares.

Unit Share System

The concept of fractional shares will be abolished and a unit share system will be introduced on September 30, 2006 by amending our articles of incorporation. Under the current articles of incorporation, the holder of any fractional share constituting one one-hundredth of one share of our common stock or any integral multiple thereof is registered in the register of fractional shares. Any fractional interest representing less than one one-hundredth of one share will not be registered, but entitles the holder to receive cash in lieu of that fractional interest. Certificates shall not be issued for fractional shares and fractional shares do not carry voting rights. Our current articles of incorporation provide that any registered holder of fractional shares has the right to receive dividends and interim dividends.

As described in “—Shares and Share Capital” above, we will, at the same time that the stock split comes into effect, on September 30, 2006, abolish the concept of fractional shares and introduce a unit share system. 500 shares will constitute one “unit”. On October 2, 2006, we will reduce the number of shares that will constitute a unit from 500 shares to 100 shares. Our board of directors is permitted to reduce the number of shares that will constitute a unit or abolish the unit share system entirely by amending our articles of incorporation without approval by shareholders. Under the Corporation Law, the number of shares constituting a unit may not exceed 1,000.

On and after September 30, 2006 our articles of incorporation and share handling regulations will provide that no share certificates shall, in general, be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than those constituting a full unit or an integral multiple thereof will be issued. As the transfer of shares normally requires delivery of the relevant share certificates, any shares constituting less than one unit for which no share certificates are issued will not be transferable.

Under the unit share system, a shareholder has one vote for each unit of shares held by it, except as stated in “Voting Rights” below. Shares constituting less than one unit will carry no voting rights and be excluded for the purposes of calculating the quorum for voting purposes. Moreover, in accordance with the Corporation Law, our articles of incorporation will provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our articles of incorporation including the right:

•	to receive dividends;

•	to receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares or corporate merger;

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders; and

•	to participate in any distribution of surplus assets upon liquidation.

Holders of shares constituting less than one unit may at any time request us to purchase such shares held by them. Pursuant to our articles of incorporation and share handling regulations, any such holders may also request us to sell to such holder of shares constituting less than one unit shares which, when added to the shares held by such holder, shall constitute a full one unit. We will not have to sell shares as requested if we do not hold our shares as treasury shares in the number as requested for sale. Such purchase or sale of shares will be effected at the last trading price of the shares on the Tokyo Stock Exchange on the day such request is made (or if there is no trading in the shares on the Tokyo Stock Exchange or if the Tokyo Stock Exchange is not open on such day, the price at which the shares are first traded on the Tokyo Stock Exchange thereafter), except in limited circumstances as provided by the ordinances of the Ministry of Justice. The request for such purchase or sale may not be withdrawn without our consent.

Voting Rights

Currently a shareholder is entitled to one vote per share, subject to limitations on voting rights described in this section. On and after September 30, 2006 when a unit share system will have been introduced, a shareholder will be entitled to one vote per one unit of shares as described in “—Unit Share System” above. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the total number of voting rights represented at the meeting. Shareholders may exercise their voting rights by voting card or proxy, provided that the person acting as proxy is a holder of our shares with voting rights and is present at the meeting. The Corporation Law and our articles of incorporation provide that the quorum for election of directors and corporate auditors shall not be less than one-third of the total number of outstanding shares having voting rights. Our articles of incorporation provide that our shareholders are not entitled to cumulative voting in the election of directors. Under the Corporation Law, cumulative voting is not applicable to the election of corporate auditors.

A corporate shareholder, more than one-quarter of whose shares with voting rights are directly or indirectly owned by us, may not exercise its voting rights in respect of our shares. We have no voting rights with respect to the shares of our common stock we own.

The Corporate Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, a quorum to approve a special resolution requires one-third of the total number of voting rights and approval of a “special resolution” requires at least two thirds of the voting rights represented at the meeting. Such important matters include:

•	reduction of our stated capital;

•	amendment of our articles of incorporation (except amendments which the board of directors are authorized to make under the Corporation Law);

•	removal of a corporate auditor;

•	establishment of a 100% parent-subsidiary relationship by way of a share exchange or share transfer requiring shareholders’ approval;

•	our dissolution, merger or corporate split requiring shareholders’ approval;

•	the transfer of the whole or an important part of the business;

•	the takeover of the whole business of any other company requiring shareholders’ approval;

•	any issuance of new shares or transfer of existing shares as treasury stock to persons other than the current shareholders at a “specially favorable” price;

•	any issuance of stock acquisition rights (as defined in “—Stock Acquisition Rights” below) including those attached to bonds to persons other than current shareholders under “specially favorable” conditions;

•	distribution of Surplus in kind with respect to which shareholders are not granted the right to require us to make such distribution in cash instead of in kind;

•	purchase of shares by us from a specific shareholder other than our subsidiaries;

•	consolidation of shares; and

•	discharge of a portion of liabilities of directors, corporate auditors or independent auditors that are owed to us.

In addition, the Insurance Business Law requires the approval of the FSA for certain types of comprehensive transfers of our insurance contracts, transfers of whole or important parts of our business, takeovers of whole or important parts of other businesses, consignments of management of our business and assets, merger and corporate splits.

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

Under the Corporation Law, any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date set for such meeting.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the respective number of shares which they hold.

Subscription Rights

Holders of our shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price in which case a special resolution of a general meeting of shareholders is required, as described in “—Voting Rights”. Under the Corporation Law, out board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date, which record date has been set with not less than two weeks’ prior public notice. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

We may issue rights to acquire new shares (hereinafter referred to as “stock acquisition rights”) and may also issue bonds with stock acquisition rights. Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our board of directors unless it is made under “specially favorable” conditions in which case a special resolution of a general meeting of shareholders is required. Our board of directors may, however, determine that shareholders be given rights to a subscription for stock acquisition rights on uniform terms, with public notice and notice to shareholders, as described in “-Subscription Rights”.

Actions Necessary to Change the Rights of Shareholders

The Corporation Law prescribes most of the basic rights of a shareholder of a Japanese company, including the right to vote and the right to receive dividends. These rights cannot be changed by the articles of incorporation. Those rights which may be changed by the articles of incorporation may only be changed by an amendment to the articles of incorporation. Under the Corporation Law and our articles of incorporation, amendments to a company’s articles of incorporation require, in principle, the special resolution mentioned above in “—Voting Rights”.

Dilution

It is possible that, in the future, due to market conditions and other factors, we will issue new shares, stock acquisition rights or bonds with stock acquisition rights to shareholders at prices substantially below their then current market prices. In such event, shareholders who do not exercise or are otherwise unable to realize the full value of their rights to subscribe for new shares may suffer from the dilution of their equity interest in us.

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

Repurchase by Millea Holdings of Shares

Under the Corporation Law and our articles of incorporation, we may acquire our shares (i) by soliciting all shareholders to offer to sell our shares held by them (in this case, the certain terms of such acquisition, such as the total number of the shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the board of directors), (ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of the board of directors), or (iv) by way of purchase on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant a resolution of the board of directors). In the case of (ii) above, if the purchase price or any other consideration to be received by the relevant specific shareholder exceeds the then market price of our shares calculated in a manner set forth in the ordinances of the Ministry of Justice, any other shareholder may make a request to a representative director to be included as a seller in the proposed acquisition by us.

The total amount of the purchase price of our shares may not exceed the Distributable Amount, as described in “—Distributions of Surplus—Restriction on Distributions of Surplus”.

We may hold our shares acquired in compliance with the provisions of the Corporation Law, and may generally dispose of or cancel such shares by resolution of the board of directors.

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

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
	(shares)	(yen)	(shares)	(shares)
April 1 - April 30, 2005 (3)(4)	3,558.73	¥1,533,907	3,512.00	—
May 1 - May 31, 2005 (4)	2,482.21	1,463,496	2,469.00	—
June 1 - June 30, 2005 (5)	24.77	1,429,358	0.00	—
July 1 - July 31, 2005 (5)	5,456.25	1,481,419	5,386.00	—
August 1 - August 31, 2005 (5)	5,829.19	1,599,712	5,728.00	—
September 1 - September 31, 2005 (5)(6)	3,492.37	1,663,431	3,397.00	—
October 1 - October 31, 2005 (6)(7)	4,072.94	1,922,822	3,949.00	—
November 1 - November 30, 2005 (7)	3,925.67	2,087,344	3,823.00	—
December 1 - December 31, 2005 (7)	3,163.12	2,053,992	3,107.00	—
January 1 - January 31, 2006 (7)(8)	3,037.98	2,047,804	2,997.00	—
February 1 - February 28, 2006 (8)(9)	2,151.12	2,203,904	2,093.00	—
March 1 - March 31, 2006 (9)	2,237.11	2,264,124	2,183.00	—

Total	39,431.46	1,797,868	38,644.00	—

(1)	In addition to the shares purchased through the Tokyo Stock Exchange pursuant to the applicable shareholder or board resolution, the numbers indicated also reflect small amounts of shares purchased from and sold to individual holders of fractional shares.
(2)	At the ordinary general meeting of shareholders held on June 29, 2004, we amended our articles of incorporation to authorize us to acquire our shares for any purpose by resolution of our board of directors from time to time. With respect to any shares not yet purchased at the end of each period authorized by the applicable resolution for purchase, the authority to purchase such shares expire at the end of each such period.
(3)	A resolution approved at the meeting of our board of directors held on March 7, 2005 authorized us to acquire up to 3,500 shares with an aggregate purchase price of ¥4 billion during the period from March 8 through April 1, 2005.
(4)	A resolution approved at the meeting of our board of directors held on April 4, 2005 authorized us to acquire up to 7,000 shares with an aggregate purchase price of ¥9 billion during the period from April 5 through May 26, 2005.
(5)	A resolution approved at the meeting of our board of directors held on June 28, 2005 authorized us to acquire up to 17,500 shares with an aggregate purchase price of ¥20 billion during the period from June 29 through September 9, 2005.
(6)	A resolution approved at the meeting of our board of directors held on September 12, 2005 authorized us to acquire up to 4,000 shares with an aggregate purchase price of ¥4.8 billion during the period from September 13 through October 7, 2005.
(7)	A resolution approved at the meeting of our board of directors held on October 11, 2005 authorized us to acquire up to 16,000 shares with an aggregate purchase price of ¥22.8 billion during the period from October 12, 2005 through January 13, 2006.
(8)	A resolution approved at the meeting of our board of directors held on January 16, 2006 authorized us to acquire up to 3,000 shares with an aggregate purchase price of ¥4.2 billion during the period from January 17 through February 3, 2006.
(9)	A resolution approved at the meeting of our board of directors held on February 6, 2006 authorized us to acquire up to 10,000 shares with an aggregate purchase price of ¥183 billion during the period from February 7 through May 23, 2006.

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

Share Registrar

Mitsubishi UFJ Trust and Banking Corporation is the share registrar for our common stock. As the share registrar, it keeps the register of our shareholders at its office at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan and makes transfers relating to record ownership upon presentation of the certificates representing the transferred shares.

TAXATION

Japanese Taxation

The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of our common stock or ADSs by a person who is not a resident of Japan.

A non-resident of Japan or a non-Japanese corporation is generally subject to Japanese withholding tax on cash dividends. Stock splits generally are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspective. A conversion of retained earnings or legal earned reserve into stated capital is not deemed a dividend payment to shareholders for Japanese tax purposes and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xv) of the Japanese Corporation Tax Law Enforcement Order).

If we purchase our common stock by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price between share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss resulting from the difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration received in the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, no deemed dividend is required to be recognized if we purchase our shares at/through the stock market due to the difficulty in identifying each shareholder who sold our shares (Articles 24(1) (iv) and 61-2(xi) of the Japanese Corporation Tax Law and Article 23(3) of the Japanese Corporation Tax Law Enforcement Order). In addition, in the case of individual shareholders who sell our shares on an over-the-counter basis, no deemed dividend is required to be recognized until March 31, 2007 due to the operation of a temporary measure (Article 9-6 of the Japanese Special Tax Measurement Law). Therefore, such shareholders are only required to recognize capital gain or loss on the shares. When shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of a cancellation through the use of retained earnings, the shareholders (both individuals and corporations) whose shares were not cancelled are not subject to the deemed dividend taxation (such a tax treatment was introduced under 2001 tax legislation).

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as our common stock) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (1) 7% for dividends due and payable on or before March 31, 2008, and (2) 15% for dividends due and payable on or after April 1, 2008.

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”, will be subject to withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds.

The amount of withholding tax imposed on dividends payable to the holders of our common stock or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan. Japan has income tax treaties, conventions or agreements whereby the withholding tax rate is 15% for portfolio investors, in general, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Japanese Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the applicable treaty rate, the domestic tax rate applies. Consequently, because the domestic tax rate on dividends paid by Millea Holdings to certain shareholders before March 31, 2008 is 7%, this lower domestic rate will apply with respect to withholding on dividends paid to such U.S. shareholders during such period.

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

Taxation of distributions

Distributions paid on our common stock or ADSs, other than certain pro rata distributions of common stock, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by such U.S. holder, in the case of a U.S. holder of our common stock, or by the depositary for the ADSs, in the case of a U.S. holder of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of its receipt.

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

Sale and other disposition of our common stock or ADSs

For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of our common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the common stock or ADSs for more than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the holder’s tax basis in our common stock or ADSs disposed of and the amount realized on the sale or other disposition, determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive foreign investment company rules

Special adverse U.S. federal income tax rules apply if a U.S. holder owns stock or ADSs of a company in any taxable year during which the company is treated as a passive foreign investment company, or a PFIC.

Based upon certain estimates of our management and the nature of the business activities conducted by the Millea Holdings corporate group, we believe that we were not a PFIC for the taxable year ended March 31, 2006 and we do not expect to be a PFIC in the foreseeable future. However, since the determination of whether we are a PFIC is based on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the maximum 15% dividend rate discussed above with respect to payment of dividends to certain non-corporate U.S. holders would not apply.

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

CONTROLS AND PROCEDURES

As of March 31, 2006, we, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Our management necessarily applied its judgment in assessing the costs and benefits of those controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

There have been no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. Amendments to the code of ethics are undertaken from time to time in accordance with change of applicable laws, rules, regulations and internal rules.

On February 6, 2006, we amended the code of ethics in connection with the newly enacted Whistleblower Protection Law to clarify that the private information of the reporter shall be handled responsibly and, in response to the Law Concerning Protection of Personal Information, to confirm that we handle personal information only for our business purpose.

Our code of ethics is available through our website at http://www.millea.co.jp and we intend to provide disclosure relating to changes to our code of ethics on that website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended March 31, 2006, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates), our auditors for Japanese domestic purposes and United States securities law reporting purposes for the year ended March 31, 2006, billed us ¥268.8 million for audit fees. For the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates), our auditors for Japanese domestic purposes and United States securities law reporting purposes for the year ended March 31, 2005, billed us ¥235.1 million for audit fees.

Audit Related Fees

For the year ended March 31, 2006, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥38.7 million for audit-related services, including advisory services relating to internal controls and procedures. In the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥40.0 million for audit-related services, including advisory services relating to internal controls and procedures.

Tax Fees

For the year ended March 31, 2006, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥19.3 million for tax services, including tax-related advice and the preparation of tax returns. In the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥10.4 million for tax services, including tax-related advice and the preparation of tax returns.

All Other Fees

For the year ended March 31, 2006, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥5.0 million for other products and services, including assistance in developing a training course for employees. In the year ended March 31, 2005, ChuoAoyama PricewaterhouseCoopers (including its Japanese and overseas affiliates) billed us ¥35.5 million for other products and services, including advisory services in connection with a scheme of arrangement in the United Kingdom.

Pre-Approval Policies and Procedures

Our board of directors, together with our board of corporate auditors, has adopted “Pre-Approval Policies and Procedures for Audit and Non-Audit Services”. These policies require that engagements of our independent accountants for audit and permitted non-audit services be pre-approved by our board of directors and board of corporate auditors in accordance with the prescribed procedures and standards, based on review of explanative summaries of each type of service. Engagements for certain non-audit services are prohibited under these policies. Engagements for non-audit services that are not specifically prohibited and do not violate the auditor independence requirements of the Sarbanes-Oxley Act of 2002 and the related rules may be permitted under special circumstances. In the year ended March 31, 2006, none of the total amount of fees paid by us to ChuoAoyama PricewaterhouseCoopers was approved by our board of directors and board of corporate auditors under the de minimis exception under paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X under the Exchange Act.

Appointment of Temporary Independent Auditor

On May 10, 2006, ChuoAoyama PricewaterhouseCoopers was ordered by the Financial Services Agency to suspend its auditing services from July 1, 2006 to August 31, 2006. As a result, ChuoAoyama PricewaterhouseCoopers lost its capacity to serve as the Company’s independent auditor for Japanese domestic purposes as of July 1, 2006. In response to these developments, on July 4, 2006, the Board of Corporate Auditors appointed PricewaterhouseCoopers Aarata as a temporary independent auditor pursuant to the provisions of Article 346, paragraphs 4 and 6 of the Corporation Law.

RELIEF FROM CERTAIN NASDAQ CORPORATE GOVERNANCE RULES

Current NASDAQ rules provide that when the NASDAQ corporate governance standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over a foreign issuer or are contrary to generally accepted business practices in the issuer’s country of domicile, such issuer may follow the relevant law, rule, regulation or generally accepted business practice of the issuer’s country of domicile in lieu of certain NASDAQ corporate governance standards. In reliance on the NASDAQ rule, we follow business practices that are generally accepted in Japan with respect to certain corporate governance requirements as described below:

•	In lieu of the NASDAQ requirement that the majority of the board of directors be comprised of independent directors as defined under the NASDAQ rules, and the requirement that independent directors have regularly scheduled meetings at which only independent directors are present, or the executive sessions, we follow what is generally accepted business practice in Japan. None of the Corporation Law, other laws, rules or regulations of Japan or the Tokyo Stock Exchange regulations require us to have independent directors as defined under the NASDAQ rules, and it is still common for long-established Japanese companies, as is the case for us, that a majority of directors will have served the company (or any of its subsidiaries) for their entire career. As it is not an established practice for Japanese companies to have a majority of the board of directors consisting of independent directors, it is not an established practice for independent directors to hold executive sessions.

•	In lieu of the NASDAQ requirements regarding audit committees, we follow the requirements of the Corporation Law, which generally requires large companies, including us, to have a board of corporate auditors that meets the requirements prescribed by the Corporation Law. Our board of corporate auditors is independent from our management and plays a significant role by auditing our company’s accounting and our business operations conducted by the management. Japanese companies may, but are not required to, adopt a committee system under the Corporation Law, and we have so far chosen to keep a board of corporate auditors in reliance on the general exemption from the audit committee requirement provided in Rule 10A-3(c)(3) under the Securities Exchange Act of 1934.

•	In lieu of the NASDAQ requirement that compensation of the chief executive officer and other executive officers be determined, or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors, we, in accordance with the Corporation Law requirements and as do most major companies in Japan, have delegated to the board of directors the authority to determine the compensation of directors within an aggregated upper limit approved by a resolution of shareholders at a shareholders’ meeting. In May 2005, we formed a compensation committee as an advisory body to the board of directors, to deliberate on matters such as the evaluation of the performance of our directors, the evaluation of the performance of directors of our principal business subsidiaries, and the compensation system to be applied to our directors and corporate auditors and directors and corporate auditors of our principal business subsidiaries. We formed this compensation committee voluntarily in connection with the adoption of our corporate governance policies in May 2005 even though we have not chosen to adopt a “Company with Committees” board model as permitted under the Corporation Law, and it is not necessarily intended to comply with the NASDAQ requirements applicable to the formation of compensation committees, including the requirement that all members of the committee be independent directors as defined in the applicable NASDAQ rule.

•

In lieu of the NASDAQ requirement that director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors, we follow the procedures provided by the Corporation Law which require that, as a general rule, candidates for the board of directors be nominated by way of resolution of the company’s board of directors and then appointed by resolution of the shareholders. However, the Corporation Law also provides that shareholders may nominate candidates for appointment as directors at a general meeting of shareholders by exercising the minority shareholder rights provided to them under the Corporation Law or by proposing alternative candidates as a counter proposal. In May 2005, we formed a nomination committee as an advisory body to the board of directors, to deliberate on matters such as the appointment and dismissal of directors and corporate auditors of Millea, the appointment and dismissal of directors and corporate auditors of the principal business subsidiaries of Millea Holdings and the criteria for the appointment of directors and corporate auditors of Millea Holdings and its principal business subsidiaries. We formed this nomination committee voluntarily in connection with the adoption of our corporate governance policies in May 2005 even though we have not chosen to adopt a “Company with Committees” board model as permitted under the Corporation Law, and it is not necessarily intended to comply with the NASDAQ requirements applicable to the formation of nominating committees, including the requirement that all members of the committee be independent directors as defined in the applicable NASDAQ rule.

•	In lieu of the NASDAQ requirement for each issuer to provide for a quorum of not less than 33 1/3% of the outstanding shares of its voting stock for any meeting of the holders of common stock, our articles of incorporation and the Corporation Law provide for a quorum of one third of the outstanding shares of voting stock for any meeting of the holders of common stock to resolve certain special matters specified by the Corporation Law, such as the appointment of directors and corporate auditors, amendment of the articles of incorporation, reduction of the stated capital, dismissal of a director or a corporate auditor, merger or consolidation of our company, exchange of shares, the transfer of the whole or an important part of our business or a corporate split. For other matters not specified by the Corporation Law, the Corporation Law does not require us to, and we do not, provide for any fixed quorum for meetings of shareholders.

•	In lieu of the NASDAQ requirement that each issuer solicit proxies and provide proxy statements for all meetings of shareholders, as required under the Corporation Law, we provide to holders of record of our common stock a “Voting Right Exercise Statement”, together with a convocation notice of the general meetings of shareholders, a business report and a detailed description of each proposal. Each holder of our common stock may cast its votes in writing, i.e., without attending the meeting or appointing a proxy, by completing the “Voting Right Exercise Statement” and mailing or delivering it to us. With respect to the holders of our ADRs, prior to each meeting of shareholders, we have provided and will continue to provide to each registered holder of ADRs English translations of the convocation notice and a detailed description of each proposal to be considered at the meeting, together with a voting instruction card by which the registered ADR holder may authorize the depositary to, and instruct the depositary on how to, vote at the shareholders’ meeting.

•	In lieu of the NASDAQ requirement that each issuer conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the company’s audit committee or another independent body of the board of directors, we have a board of corporate auditors as required under the Corporation Law, whose duties include the examination of related party transactions. In addition, certain related party transactions need to be approved by our board of directors under the Corporation Law.

•	In lieu of the NASDAQ requirements relating to shareholder approval, we follow the requirements of the Corporation Law with respect to the issuance of new shares and the transfer of treasury shares as well as certain other corporate transactions accompanied by issuance of new shares or the transfer of treasury shares. In the case of our issuance of common stock or stock acquisition rights (including stock options), the approval of the board of directors is generally required. However, the issuance of shares or stock acquisition rights with a particularly favorable price or particularly favorable conditions to a person other than the shareholders must be approved by a special resolution at a general meeting of shareholders. Such issuance includes, without limitation, the issuance of stock options without any payment of an issuance price to officers, employees or consultants. Under the Corporation Law, the issuance of new shares in exchange for the acquisition of, or by in-kind contribution of the stock or assets of another company, requires special procedures including an inspection by an inspector designated by a court or a certification provided by a qualified professional such as a CPA or an attorney.

•	We have adopted our Code of Conduct which we believe complies with the NASDAQ requirements relating to a code of conduct, except that it only covers our directors, officers and employees and directors, officers and employees of our directly owned subsidiaries (i.e., our subsidiaries’ direct subsidiaries), which constitute over 95% of the aggregate number of our and our directly and indirectly owned consolidated subsidiaries’ directors, officers and employees. Under Japanese law and generally accepted business practices, we are not in a position to cause our indirectly owned subsidiaries to adopt a code of conduct, although we may recommend that our directly owned subsidiaries have their subsidiaries adopt the same code of conduct as our Code of Conduct.

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

Prior to our formation in April 2002, Tokio Marine and Nichido Fire filed a registration statement on Form F-4 with the SEC under the Securities Act of 1933 (registration number 333-14152 with respect to Tokio Marine and registration number 333-14152-01 with respect to Nichido Fire) covering shares of our common stock to be issued to Tokio Marine and Nichido Fire shareholders in connection with our formation. Tokio Marine and Nichido Fire also filed a related registration statement on Form F-6 with the SEC to register the ADSs representing our shares (registration number 333-14154 with respect to Tokio Marine and registration number 333-14154-01 with respect to Nichido Fire). We subsequently filed a registration statement on Form F-6 with the SEC to register our ADSs in connection with a change of the depositary for our ADSs on February 23, 2005 (registration number 333-122964) and filed a post-effective amendment thereto, in connection with our proposed stock split, on September 15, 2006. You should refer to these registration statements and their exhibits and schedules, which are also available at the SEC’s public reference room identified above, if you would like to find out more about our formation or our ADSs.

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable. Columns omitted from schedules filed have been omitted because the information is not applicable.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of

Millea Holding, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Millea Holdings, Inc. and its subsidiaries (“the Company”) at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the formation set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

August 25, 2006

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2005

	(Yen in millions)
	2006	2005
Assets

Investments—other than investments in affiliated companies (note 3):
Securities held to maturity:
Fixed maturities, at amortized cost (fair value ¥1,186,794 million ($10,143,538 thousand) in 2006; ¥1,090,487 million in 2005)	¥1,216,061	1,109,715
Securities available for sale:
Fixed maturities, at fair value (amortized cost ¥4,178,647 million ($35,714,932 thousand) in 2006; ¥3,948,444 million in 2005)	4,179,797	3,962,641
Equity securities, at fair value (cost ¥1,758,848 million ($15,032,889 thousand) in 2006; ¥1,796,036 million in 2005)	5,009,430	3,645,779
Trading securities:
Fixed maturities, at fair value (cost ¥126,959 million ($1,085,120 thousand) in 2006; ¥38,849 million in 2005)	125,242	37,665
Equity securities, at fair value (cost ¥607,371 million ($5,191,205 thousand) in 2006; ¥202,150 million in 2005)	699,744	204,213
Mortgage loans on real estate	70,743	71,033
Investment real estate	132,496	134,180
Policy loans	43,369	38,567
Other long-term investments	429,837	409,187
Short-term investments	930,776	691,769

Total investments	12,837,495	10,304,749

Cash and cash equivalents	337,985	290,642
Premiums receivable and agents’ balances	194,884	185,913
Reinsurance recoverable on losses (note 4 and 8)	423,113	520,733
Prepaid reinsurance premiums (note 4)	296,250	302,886
Deferred policy acquisition costs (note 5)	511,682	468,074
Property and equipment, net of depreciation (note 6)	187,813	197,533
Derivative assets (note 18)	218,225	217,191
Goodwill (note 7)	17,317	9,934
Intangible assets (note 7 and 12)	46,912	36,115
Other assets	444,441	361,128

Total assets	¥15,516,117	12,894,898

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets—(Continued)

March 31, 2006 and 2005

	(Yen in millions)
	2006	2005
Liabilities and Stockholders’ Equity

Liabilities:
Policy liabilities and accruals:
Losses, claims and loss adjustment expenses (note 8)	¥1,419,655	1,345,196
Unearned premiums	1,927,262	1,884,482
Future policy benefits and losses (note 9)	1,132,153	982,336

Total policy liabilities and accruals	4,479,070	4,212,014

Policyholders’ contract deposit (note 9 and 10)	3,580,951	3,005,999
Income tax liability (note 11)	1,275,022	733,329
Retirement and severance benefits (note 12)	230,484	285,011
Ceded reinsurance balances payable	114,966	128,365
Debt outstanding (note 14)	322,007	270,887
Derivative liabilities (note 18)	209,355	159,978
Cash received under securities lending transactions	607,425	449,381
Other liabilities (note 14)	248,798	210,496

Total liabilities	11,068,078	9,455,460

Commitments and contingent liabilities (notes 8 and 17)

Minority interests	7,796	6,798

Stockholders’ equity:
Common stock: 6,830,000 and 6,870,000 shares authorized in 2006 and 2005, respectively, 1,687,048.75 and 1,727,048.75 shares issued in 2006 and 2005, respectively	150,000	150,000
Additional paid-in capital	93,568	163,316
Retained earnings (note 16)	2,509,670	2,371,629
Accumulated other comprehensive income:
Unrealized appreciation of securities	1,748,876	852,436
Foreign currency translation adjustments	(6,307)	(27,834)
Minimum pension liability adjustments (note 12)	(44,024)	(66,147)

Total accumulated other comprehensive income	1,698,545	758,455

Treasury stock, at cost 6,581 and 7,149 shares in 2006 and 2005, respectively (note 16)	(11,540)	(10,760)

Total stockholders’ equity	4,440,243	3,432,640

Total liabilities and stockholders’ equity	¥15,516,117	12,894,898

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions, except per share amounts)
	2006	2005	2004
Operating income:
Property and casualty:
Net premiums written (note 4)	¥1,974,646	1,925,407	1,945,246
Less increase in unearned premiums	22,342	29,757	85,043

Premiums earned (note 4)	1,952,304	1,895,650	1,860,203
Life premiums (note 4)	281,276	253,369	241,553
Net investment income (note 3)	164,433	133,197	126,173
Realized gains (losses) on investments (note 3)	175,197	86,750	(3,855)
(Losses) gains on derivatives	(29,305)	8,296	(36,755)
Other income	91,780	31,835	20,199

Total operating income	2,635,685	2,409,097	2,207,518

Operating costs and expenses:
Losses, claims and loss adjustment expenses (notes 4 and 8):
Losses and claims incurred and provided for	1,192,453	1,262,433	1,048,518
Related adjustment expenses	79,182	68,886	77,389

Total losses, claims and loss adjustment expenses	1,271,635	1,331,319	1,125,907
Policy benefits and losses for life	319,435	210,536	195,659
Interest credited to policyholders’ contract deposits	62,811	58,148	58,414
Policy acquisition costs (note 5)	584,989	564,544	558,978
Other operating expenses	166,384	137,944	116,293

Total operating costs and expenses	2,405,254	2,302,491	2,055,251

Income before income tax expense, minority interests, equity in earnings of affiliated companies, extraordinary items and cumulative effect of accounting changes	230,431	106,606	152,267

Income tax expense (benefit) (note 11):
Current	72,407	48,654	50,015
Deferred	3,771	(20,223)	(630)

	76,178	28,431	49,385

Minority interests:	1,078	648	—
Equity in earnings of affiliated companies	3,785	—	—
Income before extraordinary items and cumulative effect of accounting changes	156,960	77,527	102,882

Extraordinary items (note 2):	—	14,458	—
Cumulative effect of accounting changes, net of tax (note 1(y)).	—	(26)	—

Net income	¥156,960	91,959	102,882

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Income—(Continued)

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions, except per share amounts)
	2006	2005	2004
Amounts per Share of common stock:
Basic:
Income before extraordinary items and cumulative effect of accounting changes	¥92,438	44,287	56,457
Extraordinary items	—	8,259	—
Cumulative effect of accounting changes, net of tax	—	(15)	—

Net income	¥92,438	52,531	56,457

Diluted (note 1(t)):
Income before extraordinary items and cumulative effect of accounting changes	¥92,426	44,287	56,457
Extraordinary items	—	7,583	—
Cumulative effect of accounting changes, net of tax	—	(15)	—

Net income	¥92,426	51,855	56,457

Cash dividends declared (note 16)	¥15,000	11,000	11,000

Weighted average common shares in thousands:
Basic	1,698	1,751	1,822
Diluted (note 1(t))	1,698	1,751	1,822

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)
	2006	2005	2004
Common stock:
Balance at beginning and end of year	¥150,000	150,000	150,000

Additional paid-in capital:
Balance at beginning of year	163,316	343,155	343,413
Retirement of treasury stock (note 16)	(70,118)	(179,843)	—
Gains (losses) on sales of treasury stock	0	4	(258)
Issuance of stock options (note 13)	370	—	—

Balance at end of year	93,568	163,316	343,155

Retained earnings:
Balance at beginning of year	2,371,629	2,299,338	2,214,947
Net income for year	156,960	91,959	102,882
Dividends paid (note 16)	(18,919)	(19,668)	(18,491)

Balance at end of year	2,509,670	2,371,629	2,299,338

Accumulated other comprehensive income:
Unrealized appreciation of securities:
Balance at beginning of year	852,436	796,304	227,198
Change during year	896,440	56,132	569,106

Balance at end of year	1,748,876	852,436	796,304

Foreign currency translation adjustments:
Balance at beginning of year	(27,834)	(26,433)	(15,254)
Change during year	21,527	(1,401)	(11,179)

Balance at end of year	(6,307)	(27,834)	(26,433)

Minimum pension liability adjustments (note 12):
Balance at beginning of year	(66,147)	(67,305)	(88,326)
Change during year	22,123	1,158	21,021

Balance at end of year	(44,024)	(66,147)	(67,305)

Accumulated other comprehensive income at end of year	1,698,545	758,455	702,566

Treasury stock (note 16):
Balance at beginning of year	(10,760)	(86,708)	(7,662)
Change during year	(780)	75,948	(79,046)

Balance at end of year	(11,540)	(10,760)	(86,708)

Total stockholders’ equity	¥4,440,243	3,432,640	3,408,351

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)
	2006	2005	2004
Cash flows from operating activities:
Net income	¥ 156,960	91,959	102,882

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	158,090	53,831	92,555
Increase in unearned premiums, net of ceded reinsurance	23,653	23,640	100,084
Increase in future policy benefits for life	147,168	135,726	133,451
(Increase) decrease in premiums receivables and agents’ balances, net of ceded reinsurance	(24,186)	18,489	(13,152)
Increase (decrease) in payable for current income taxes	21,040	10,340	(59,475)
(Increase) decrease in receivable for current income taxes	(4,393)	25,764	(28,732)
Deferred income taxes	3,814	(20,269)	(503)
Provision for retirement and severance benefits	(18,052)	(3,043)	2,938
Increase in deferred policy acquisition costs	(37,055)	(14,539)	(30,923)
Depreciation	19,935	21,281	19,116
Extraordinary items—unallocated negative goodwill	—	(14,458)	—
Changes in trading securities, at fair value	(575,584)	(41,900)	(8,065)
Changes in derivative assets and liabilities—net	39,890	12,140	68,913
(Increase) decrease in other assets	(1,053)	(5,266)	758
Increase (decrease) in other liabilities	18,465	(5,704)	5,707
Net realized (gains) losses	(72,488)	(75,748)	5,364
Stock option expense	370	—	—
Interest credited to policyholders’ contract deposits	62,811	58,148	58,414
Other—net	4,809	1,999	(10,271)

Net cash (used in) provided by operating activities	(75,806)	272,390	439,061

Cash flows from investing activities:
Proceeds from investments sold or matured:
Fixed maturities held to maturity redeemed	1,714	2,803	2,471
Fixed maturities available for sale sold	654,344	1,640,958	870,571
Fixed maturities available for sale redeemed	2,315,635	1,399,756	724,003
Equity securities available for sale	285,327	205,191	228,913
Mortgage loans on real estate	22,242	77,092	52,679
Investment real estate	8,652	39,748	5,272
Policy loans	37,214	33,069	21,759
Other long-term investments	175,227	176,222	247,498

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)
	2006	2005	2004
Cost of investments purchased:
Fixed maturities held to maturity	¥(101,847)	(5,480)	(231,315)
Fixed maturities available for sale	(3,190,391)	(3,793,144)	(1,593,176)
Equity securities available for sale	(191,330)	(275,367)	(75,562)
Mortgage loans on real estate	(20,709)	(17,208)	(26,335)
Investment real estate	(3,746)	(16,348)	(23,594)
Policy loans	(42,016)	(38,026)	(25,282)
Other long-term investments	(194,831)	(162,680)	(142,211)
Short-term investments—net	(214,104)	191,408	(225,535)
Securities and indebtedness of related parties	(13,300)	(12,931)	(17,566)
Property and equipment—net	(8,471)	(12,161)	(8,628)
Increase (decrease) in cash received under securities lending transactions	158,043	220,564	(19,397)
Cash paid on acquisition, net of cash and cash equivalents acquired	(40,071)	—	(17,962)
Other	16,138	(436)	—

Net cash used in investing activities	(346,280)	(346,970)	(253,397)

Cash flows from financing activities:
Investment deposits funded by policyholders	934,380	448,142	364,949
Withdrawals of investment deposits by policyholders	(426,468)	(374,636)	(435,028)
Proceeds from issuance of debt	128,019	75,494	68,746
Repayment of debt	(76,759)	(50,909)	(33,039)
(Decrease) increase in cash received under securities lending transactions	—	(43,974)	43,974
Dividends to stockholders	(18,893)	(19,669)	(18,491)
Increase in treasury stock	(70,898)	(103,891)	(79,304)
Other—net	(5,194)	(2,395)	(5,049)

Net cash provided by (used in) financing activities	464,187	(71,838)	(93,242)

Effect of exchange rate changes on cash and cash equivalents	5,242	1,022	474

Net change in cash and cash equivalents	47,343	(145,396)	92,896
Cash and cash equivalents due to the initial consolidation of VIEs	—	3,164	—
Cash and cash equivalents at beginning of year	290,642	432,874	339,978

Cash and cash equivalents at end of year	¥337,985	290,642	432,874

Supplemental information of cash flows:
Cash paid during the year for:
Interest	¥3,085	3,198	2,885
Income taxes	¥55,760	12,550	113,521

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)
	2006	2005	2004
Net income	¥156,960	91,959	102,882

Other comprehensive income, net of tax:
Unrealized appreciation of securities:
Unrealized holding gains	940,363	106,941	574,678
Less: reclassification adjustments for gains included in net income	(43,923)	(50,809)	(5,572)

	896,440	56,132	569,106

Foreign currency translation adjustments:
Foreign currency translation adjustments	21,527	(1,401)	(11,866)
Less: reclassification adjustments for losses included in net income	—	—	687

	21,527	(1,401)	(11,179)

Minimum pension liability adjustments	22,123	1,158	21,021

Other comprehensive income	940,090	55,889	578,948

Comprehensive income	¥1,097,050	147,848	681,830

See accompanying notes to consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2006, 2005 and 2004

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

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the 2006 presentation.

In the consolidated financial statements, certain Japanese yen amounts have been translated into United States dollars at the rate of 117 yen to the dollar, the approximate exchange rate as of March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(c) Principles of Consolidation

The accompanying consolidated financial statements include all majority-owned subsidiaries and variable interest entities to which Millea Holdings and its subsidiaries are the primary beneficiary. Certain subsidiaries’ results were reported in the consolidated financial statements using December 31 year-ends. All affiliated companies are accounted for by the equity method. At March 31, 2006 and 2005, investments in affiliated companies which were presented as other assets amounted to ¥118,723 million ($1,014,726 thousand) and ¥75,712 million, respectively. As for the investment in affiliated companies accounted for by equity method for which quoted market price is available, at March 31, 2006 and 2005, the aggregate carrying amount of investment were ¥42,482 million ($363,094 thousand) and ¥34,032 million respectively. The fair value of investment were ¥32,828 million ($280,581 thousand) and ¥24,327 million at March 31, 2006 and 2005, respectively. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(e) Investments—Other than Investments in Affiliated Companies

Fixed maturities and equity securities are generally accounted for in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

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

Equity securities available for sale, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 87% and 83% of the investment in stocks at March 31, 2006 and 2005, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

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

Mortgage loans on real estate and other loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount, net of unamortized premium or discount and valuation allowances. The valuation allowances for loan losses represent management’s estimate of probable losses in our loan portfolios. The evaluation process involves a number of estimates and judgments. Our allowances for loan losses consist of specific allowances for specifically identified impaired borrowers and general allowances for loans which are not specifically identified as impaired. The allowance is based on Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan”, SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures”, and SFAS No. 5, “Accounting for Contingencies”. The Company records specific allowances for loan losses in net investment income when the Company determines that an individual borrower is not able to keep current with payments on its loans. Large numbers of smaller-balance loans are grouped into homogenous groups and are collectively evaluated for impairment. For these loans, the Company records “general allowances”, or unallocated valuation allowances, for loan losses to reflect loss contingencies underlying individual loan portfolios. Changes in the valuation allowances are included in net investment income.

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

March 31, 2006, 2005 and 2004

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

(f) Repurchase Agreements and Securities Lending Activities

The Company is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. For those loaned securities which do not meet the relevant conditions for the surrender of control as provided by SFAS No.140, “Accounting for Transfers and Servicing Assets and Extinguishments of Liabilities, a replacement of FASB Statement No.125.”, they are not removed from the Company’s consolidated balance sheet; rather, they are retained within the appropriate investment classification. In cases where the company takes possession of the collateral under its securities lending program, the collateral is included in the consolidated balance sheet with a corresponding liability being recorded to recognize the obligation to return such collateral.

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

March 31, 2006, 2005 and 2004

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

The gains or losses in the fair value of a derivative that is appropriately and contemporaneously documented, designated and is highly effective as fair value hedge are recorded in (losses) gains on derivatives, net investment income and realized gains (losses) on investments along with the losses or gains on the hedged item attributable to the hedged risk. Changes in the fair value of derivatives used for other than hedging activities are reported in (losses) gains on derivatives.

The Company occasionally purchases a financial instrument that contains a derivative instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instrument are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No.133, as amended. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

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

(l) Losses, Claims and Loss Adjustment Expenses

The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2006 and 2005 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

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

The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2006 and 2005 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(n) Policyholders’ Contract Deposits

The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholders’ mortality or morbidity. These contracts are referred to

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

as investment contracts. For investment contracts and universal-life type contracts, the Company records the associated liabilities as policyholders’ contract deposits except for guaranteed minimum death benefit (“GMDB”), which is recorded as future policy benefits and losses.

The Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance, long-term family personal traffic accident insurance. which include a savings feature in addition to the insurance coverage provided under the policy. These policies (“deposit-type insurance”) are issued for periods of 2 to 64 years.

The key terms of deposit-type insurance, which include contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semiannual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company’s approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments they receive if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a predetermined commission to the Company.

Premiums for insurance portion and savings portion of the contract are allocated at inception. The premium for the insurance portion is calculated the same way as the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion (“deposit premiums”) represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the “total loss termination” rate, which are both set at the inception of the contracts. “Total loss termination” is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of “total loss termination” is approximately 0.04%.

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

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. Deposit accounting is utilized for the savings portion of the contract. Accordingly, premiums received for the savings portion of outstanding contracts are recorded as policyholders’ contract deposits. Policyholders’ contract deposits are accreted using the interest rate method based on the present value of expected payments on the investment portion of outstanding contracts, without deductions for future surrender penalties. The amount of expected payments excludes payments for “total loss” policies, which are paid to other holders of maturing policies. At the end of each fiscal year, “policyholders’ contract deposits” are adjusted to reflect the present value of contracts in force.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2006, 2005 and 2004.

Interest credited to policyholders’ contract deposits represents interest accrued or paid for investment contracts and universal-life type contracts. Any investment income attributable to policyholders in respect of investment contracts and universal-life type contracts are presented on a gross basis and included in “Net investment income”, “Realized gains (losses) on investments” and “ (Losses) gains on derivatives” in the consolidated statements of income.

See note 15 for fair value information of investment contracts.

(o) Shadow Accounting

Realized gains or losses on investments may have a direct effect on the measurement of insurance assets and liabilities. That is to say, realization of gains or losses on available-for-sale investments can lead to unlocking of deferred policy acquisition costs (“DPAC”), present value of future profit (“PVFP”) and certain insurance liabilities. In these situations, shadow accounting is applied which ensures that all recognized gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the gains and losses are recognized in the income statement or directly in equity. If unrealized gains or losses trigger shadow accounting adjustments to DPAC, PVFP and certain insurance liabilities, the corresponding adjustment is recognized in equity, together with the unrealized gains or losses.

(p) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under reinsurance arrangements to minimize its exposure to significant losses from reinsurers’ insolvencies.

(q) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a nonprofit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In these consolidated financial statements, which are presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been credited or charged to income.

(r) Foreign Currency Translation

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

Gains (losses) resulting from foreign currency transactions in the amount of ¥1,758 million ($15,026 thousand) in 2006, ¥(1,391) million in 2005 and ¥(5,720) million in 2004 were charged to income.

(s) Impairment of Long-Lived Assets

As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined primarily based on market prices, if available, or the estimated fair value based on an appraisal. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

(t) Earnings per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period.

The diluted earnings per share includes the effect of all dilutive potential common shares that were outstanding for respective periods.

(u) Goodwill and Present Value of Future Profit

Goodwill represents the excess of purchase price over fair value of the net assets of acquired entity.

PVFP represents the present value of profits embedded in acquired long term (life) insurance contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. PVFP is amortized to match estimated gross profits from the policies acquired. The amortization is recorded as other operating expenses.

Goodwill and PVFP are tested for impairment annually or when a certain triggering event requires such test.

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

(v) Income Taxes

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when there is uncertainty that such assets would be realized.

(w) Retirement and Severance Benefits

The Company has a defined benefit pension plan and calculates projected benefit obligation and net periodic benefit cost using the projected unit credit actuarial cost method. In the past, the plan substituted for a part of government’s welfare pension plan. During the year ended March 31, 2006, the Company transferred this welfare-related pension obligation to the government. The Company accounted for the transfer as a single settlement transaction in accordance with the provisions of EITF 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” See note 12 for further information.

The Company accounts for its unfunded lump-sum payment retirement plan in accordance with EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”, and records the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately as projected benefit obligation.

(x) Stock Options

The Company accounts for stock option issued in accordance with SFAS No. 123R, “Share-based payment”. Compensation expense is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period. See note 13 for further information.

(y) New Accounting Standards

In January 2003, the FASB issued Interpretation No.46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity (“VIE”) if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A VIE is a entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to Interpretation No.46 (“FIN 46R”). FIN 46R retains many of the basic concepts introduced in FIN 46, however it also introduces a new scope exception for a certain type of entities that qualified as “business” as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. The Company adopted FIN 46 for VIEs created after January 31, 2003 for the year ended March 31, 2004. The Company adopted FIN 46R for all VIEs for the year ended March 31, 2005. The Company did not see the adoption of FIN 46R to have a material effect on the Company’s financial position or results of operations. See note 3 for further information.

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

(“SOP 03-1”). AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses). The effect of adopting SOP 03-1 was a charge of ¥41 million, net of tax of ¥26 million, which was reported as a “Cumulative effect of accounting change, net of tax” for the year ended March 31, 2005. This charge reflected the effect of establishing reserves for guaranteed minimum death benefit of the Company’s universal-life type contracts.

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

In January 2003, the EITF released Issue No.03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-02”). EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company’s pension plan which substitutes for the welfare pension plan administered by the Japanese government. The Company adopted EITF 03-02 on transferring the substitutional portion of its pension plan in the fiscal year ended March 31, 2006. See note 12 for further information.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all companies to recognize compensation costs for share-based payments to employees based on the grant-date fair value of the award for financial statements for reporting periods beginning after June 15, 2005. In April 2005, the SEC deferred the required effective date for adoption to annual periods beginning after June 15, 2005. The Company early adopted SFAS No. 123R for the year ended March 31, 2006. The transition method was not necessary because the Company introduced a stock option plan in fiscal year 2006 for the first time. The effect of adopting SFAS 123R to the consolidated financial statements was not material because the new plan forms only a small part of compensation for directors and corporate auditors of the Company. See note 13 for further information.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. This standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company does not expect any significant accounting changes and corrections of errors at present.

In June 2005, the EITF released Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. The Issue addresses what rights held by the limited partners preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

accounting principles absent the existence of the rights held by the limited partners. Based on that consensus, the EITF also agreed to amend the consensus in Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights.” The guidance in this Issue is effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in this Issue is effective for the first reporting period beginning after December 15, 2005. The effect of the adoption of this EITF Issue on existing partnerships that were modified and new partnerships entered into after June 29, 2005, was not material to the Company’s financial condition or results of operations. For all other partnerships, the Company is currently assessing the impact of adopting this EITF Issue.

In September 2005, the FASB issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or overage within a contract. The implementation guidance is effective in the first fiscal year that begins after December 15, 2006. The Company is currently assessing the impact of implementing this guidance.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments (“SFAS 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS133. SFAS 155 is effective as of the beginning of first fiscal year that begins after September 15, 2006. The Company does not expect that adoption of SFAS 155 has a material impact on its consolidated financial statements.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This FSP will replace guidance set forth in EITF 03-01 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The FSP carries forward the requirements in Issue No. 03-01 regarding required disclosures in the financial statements and requires additional disclosure related to factors considered in reaching the conclusion that the impairment is other-than-temporary. This new guidance for determining whether impairment is other-than-temporary is effective for reporting periods beginning after December 15, 2005. Adoption of this standard is not expected to have a material impact on its financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (“SFAS 156”), which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006. The Company does not expect that adoption of SFAS 156 has a material impact on its consolidated financial statements.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

In June 2006, the FASB issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No.109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of adopting this interpretation.

2. Business Combination

On February 2, 2004, the Company acquired Skandia Life Insurance Co. (Japan) Limited (“Skandia Japan”) based in Tokyo, Japan, for a cost of ¥20,339 million which was paid in cash. Skandia Japan was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Financial Life”) on April 2, 2004. Financial Life’s main product is variable annuity.

Goodwill of ¥9,934 million and PVFP of ¥14,744 million were recognized on the balance sheet as of March 31, 2004. See note 7 for further information.

On October 1, 2004, the Company merged two of its wholly-owned non-life subsidiaries: Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”) and Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”). The merged subsidiary was renamed as Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido). The merger did not affect the consolidated financial statements.

The Company acquired approximately 31% of the issued shares of Nisshin Fire and Marine Insurance Company, Limited (“Nisshin Fire”) for ¥19,575 million by February 2005. Nisshin Fire mainly provides non-life insurance products in Japan. The Company accounted for the acquisition of Nisshin Fire by the equity method for the year ended March 31, 2005. The estimated fair value of net assets acquired was ¥34,032 million. Unallocated negative goodwill arising from the transaction amounting to ¥14,458 million was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2005. See note 20 for further information.

On July 7, 2005, the Company acquired the Brazilian Business Unit of ABN AMRO Bank N.V. by purchasing all of the equity shares of Real Seguros S.A. (“Real Seguros”) and 50% of the total equity of Real Vida e Previdencia S.A. (“Real Vida”) for a total cost of ¥46,635 million ($398,590 thousand). Real Seguros mainly provides non-life insurance products and Real Vida mainly provides life insurance and annuity pension both in Brazil market expected to be with future high growth.

The purchase price allocated between Real Seguros, a wholly owned subsidiary, and Real Vida, an affiliated company accounted for by an equity method, as follows:

(Yen in millions)
Purchase price	¥46,635
Fair value of net assets of Real Seguros (excluding intangibles)	14,384
Intangible assets (Contractual distribution channel)	13,263
Net of deferred tax consequences	(4,510)

Adjustment of equity method to Real Vida	16,573

Goodwill	¥6,925

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

Goodwill of ¥6,925 million ($59,188 thousand) and intangible assets of ¥13,263 million ($113,359 thousand) were recognized at the time of purchase. The goodwill is deductible for tax purpose to the extent recorded in the local financial statements in Brazil. The intangible assets were derived from contractual distribution channel of banks. See note 7 for further information.

3. Investments

The following summarizes the Company’s investments in fixed maturities held to maturity at March 31, 2006 and 2005:

	(Yen in millions)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2006:
Bonds and notes:
Other government and government agencies and authorities	¥1,216,061	16,053	(45,320)	1,186,794

Total fixed maturities held to maturity	¥1,216,061	16,053	(45,320)	1,186,794

2005:
Bonds and notes:
Other government and government agencies and authorities	¥1,109,715	24,506	(43,734)	1,090,487

Total fixed maturities held to maturity	¥1,109,715	24,506	(43,734)	1,090,487

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The following summarizes the Company’s investments in fixed maturities available for sale at March 31, 2006 and 2005:

	(Yen in millions)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2006:
Bonds and notes:
U.S. government and government agencies and authorities	¥386,484	13,690	(1,600)	398,574
U.S. states, municipalities and political subdivisions	1,207	17	(21)	1,203
Other government and government agencies and authorities	2,803,839	17,350	(29,884)	2,791,305
Other municipalities and political subdivisions	175,032	1,296	(3,578)	172,750
Public utilities	134,650	1,239	(1,307)	134,582
Convertibles and bonds with warrants attached	1,870	25	—	1,895
Mortgage-backed securities	64,162	1,006	(95)	65,073
Other corporate bonds	611,403	7,548	(4,536)	614,415

Total fixed maturities available for sale	¥4,178,647	42,171	(41,021)	4,179,797

2005:
Bonds and notes:
U.S. government and government agencies and authorities	¥322,554	4,533	(11,033)	316,054
U.S. states, municipalities and political subdivisions	207	5	—	212
Other government and government agencies and authorities	2,877,858	36,917	(27,074)	2,887,701
Other municipalities and political subdivisions	117,977	3,650	(36)	121,591
Public utilities	73,711	1,516	(138)	75,089
Convertibles and bonds with warrants attached	1,720	122	(1)	1,841
Mortgage-backed securities	48,610	191	(474)	48,327
Other corporate bonds	505,807	8,489	(2,470)	511,826

Total fixed maturities available for sale	¥3,948,444	55,423	(41,226)	3,962,641

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2006 are as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)
	Amortized cost	Fair value
Fixed maturities held to maturity:
Due in one year or less	¥10,483	10,505
Due after one year through five years	15,410	15,817
Due after five years through ten years	105,469	102,760
Due after ten years	1,084,699	1,057,712

	¥1,216,061	1,186,794

Fixed maturities available for sale:
Due in one year or less	¥1,119,154	1,121,103
Due after one year through five years	1,201,262	1,208,383
Due after five years through ten years	767,836	760,323
Due after ten years	1,088,512	1,087,933
With no contractual maturity	1,883	2,055

	¥4,178,647	4,179,797

Proceeds from sales of fixed maturities available for sale prior to their scheduled maturity dates and gross gains and losses realized on those sales for the years ended March 31, 2006, 2005 and 2004 are as follows:

	(Yen in millions)
	2006	2005	2004
Fixed maturities available for sale:
Proceeds from sales	¥654,344	1,640,958	870,571

	(Yen in millions)
	2006	2005	2004
Fixed maturities available for sale:
Gross realized gains	¥6,341	13,481	14,465
Gross realized losses	(5,974)	(9,213)	(14,966)

Net realized gains(losses)	¥367	4,268	(501)

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

With respect to equity securities available for sale, proceeds from sales and gross gains and losses realized on those sales for the years ended March 31, 2006, 2005 and 2004 are as follows:

	(Yen in millions)
	2006	2005	2004
Equity Securities available for sale:
Proceeds from sales	¥285,327	205,191	228,913

	(Yen in millions)
	2006	2005	2004
Equity Securities available for sale:
Gross realized gains	¥92,893	74,830	35,438
Gross realized losses	(2,337)	(788)	(2,809)

Net realized gains	¥90,556	74,042	32,629

Gross unrealized gains and losses of equity securities available for sale at March 31, 2006 and 2005 are as follows:

	(Yen in millions)
	2006	2005
Equity Securities available for sale:
Gross unrealized gains	¥3,258,857	1,858,707
Gross unrealized losses	(8,275)	(8,964)

Net unrealized gains	¥3,250,582	1,849,743

In the normal course of business, the Company lends or collateralizes its investment securities to counterparties.

The carrying value of investment securities lent to counterparties through securities lending transactions, where they have the right to sell or repledge the securities are as follows:

	(Yen in millions)
	2006	2005
Fixed maturities	¥602,423	459,316
Equities securities	68,546	6,166

	¥670,969	465,482

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

At March 31, 2006 and 2005, the carrying values of fixed maturities available for sale pledged as collateral are as follows:

	(Yen in millions)
	2006	2005
Collateral primarily to reinsurance companies	¥62,593	56,913
Collateral for the Bank of Japan’s instant gross settlement system	191,131	189,190
Deposited primarily with the United States and other foreign governments authorities	113,079	98,732
Collateral with the right to sell or repledge for credit support annex for derivative transactions	21,912	14,199
Collateral for letters of credit	1,130	1,174
Collateral for Life Insurance Policyholders Protection Corporation of Japan	2,416	2,106

At March 31, 2006 and 2005, the carrying values of equity securities available for sale pledged as collateral are as follows:

	(Yen in millions)
	2006	2005
Deposited with securities brokers as collateral for futures transactions	122,607	75,336
Deposited with the United States government authorities	5,824	5,824
Invested in MBO scheme and pledged as collateral for its loan	616	694

The Company accepts investing securities that can be sold or pledged, mainly through securities financing transactions. The fair value of this collateral was approximately ¥121,279 million ($1,036,573 thousand) and ¥85,112 million at March 31, 2006 and 2005, respectively, of which no securities had been either sold or repledged for the years ended March 31, 2006 and 2005.

The Company is involved with various types of variable interest entities in the ordinary course of business as discussed below. The Company’s risk exposure to such variable interest entities is limited to the amount of its investments.

The Company invests in entities that invest in real estate properties or start-up businesses. These entities generally take a form of a limited partnership, and the Company acts as one of the limited partners. In addition, the Company, in the ordinary course of reinsurance business, invests in catastrophe bonds, which are issued by special purpose entities that are deemed as variable interest entities. These bonds are generally accounted for as securities available for sale in accordance with SFAS115, “Accounting for Certain Investments in Debt and Equity Securities”. Further, the Company securitizes corporate loans and government bonds that it owns through securitization vehicles. The securitization qualified for sales transaction treatment and derecognized. The Company is not a primary beneficiary and underwrites the beneficial interests in those vehicles to its customers. The Company also enters into swap transactions with those securitization vehicles.

The Company adopted the provisions of FIN 46R for all variable interest entities that the Company became involved with after January 31, 2003. For the variable interest entities that the Company became involved with before February 1, 2003, the Company adopted the provisions of FIN 46R on April 1, 2004. In connection with this adoption, the Company recognized minority interests of ¥6,037 million ($51,598 thousand) and ¥5,186 million in the balance sheet as of March 31, 2006 and 2005 respectively with respect to the variable interest entities for which the Company is the primary beneficiary.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The real estate investment partnerships for which the Company is the primary beneficiary borrow non-recourse loans from financial institutions. Assets of these entities amounting to ¥65,996 million ($564,068 thousand) and ¥63,528 million at March 31, 2006 and 2005, respectively, are pledged as collateral for those non-recourse loans. The lenders of non-recourse loans have no recourse to other assets of the Company.

With respect to other real estate investment partnerships, investment partnerships that invest in start-up businesses, the issuer of the catastrophe bonds and the securitization vehicles, the Company owns significant variable interests in these entities although it is not considered to be the primary beneficiary. The Company’s risk exposure to these entities was limited to the carrying amounts of its interests. The Company’s maximum exposure to these variable interest entities amounted to ¥65,814 million ($562,513 thousand) and ¥53,266 million at March 31, 2006 and 2005, respectively.

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Accumulated depreciation of investment real estate amounted to ¥90,457 million ($773,137 thousand) and ¥80,117 million at March 31, 2006 and 2005, respectively.

Depreciation of investment real estate included in net investment income amounted to ¥4,877 million ($41,684 thousand), ¥5,202 million and ¥3,880 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Other long-term investments include:

	(Yen in millions)
	2006	2005
Mortgage loans on vessels and facilities	¥9,778	10,979
Collateral and bank-guaranteed loans	13,598	11,250
Unsecured loans	366,202	359,696
Money trust	40,259	27,262

	¥429,837	409,187

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

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2006 through 2027 at March 31, 2006. Interest rates of these loans varied from 0.06% to 7.00% at March 31, 2006, and from 0.03% to 7.00% at March 31, 2005.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

Short-term investments consist primarily of call loans, commercial paper and other investments maturing within one year. Short-term investments amounting to ¥2,753 million ($23,530 thousand) at March 31, 2006 and ¥524 million at March 31, 2005 were deposited with the United States government authorities and other foreign government authorities as required by law.

Details of net investment income were as follows:

	(Yen in millions)
	2006	2005	2004
Fixed maturities	¥84,478	73,677	73,683
Equity securities	67,044	47,216	36,692
Mortgage loans on real estate	1,574	2,414	3,286
Investment real estate	15,135	16,592	12,501
Policy loans	1,564	1,396	1,280
Other long-term investments	5,491	6,585	9,339
Short-term investments	7,404	4,415	1,536
Other	6,936	1,423	1,850

Gross investment income	189,626	153,718	140,167
Less investment expenses	25,193	20,521	13,994

Net investment income	¥164,433	133,197	126,173

At March 31, 2006 and 2005, accrued investment income, included in other assets, amounted to ¥21,580 million ($184,444 thousand) and ¥18,847 million, respectively.

Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2006, 2005 and 2004 were as follows:

	(Yen in millions)
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2006:
Realized	¥(9,983)	180,751	4,429	175,197
Change in unrealized	(13,047)	1,400,839	2,980	1,390,772

Total	¥(23,030)	1,581,590	7,409	1,565,969

2005:
Realized	¥3,432	64,672	18,646	86,750
Change in unrealized	2,397	84,826	213	87,436

Total	¥5,829	149,498	18,859	174,186

2004:
Realized	¥(8,399)	4,645	(101)	(3,855)
Change in unrealized	(184,264)	1,073,508	412	889,656

Total	¥(192,663)	1,078,153	311	885,801

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The following table shows gross unrealized losses and fair value of investments-other than investments in affiliated companies with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006 and 2005:

	(Yen in millions)
	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2006:
Securities held to maturity:
Fixed maturities:
Other government and government agencies and authorities	¥262,745	(5,684)	377,659	(39,636)	640,404	(45,320)

Total fixed maturities held to maturity	262,745	(5,684)	377,659	(39,636)	640,404	(45,320)

Securities available for sale:
Fixed maturities:
U.S. government and government agencies and authorities	37,646	(582)	28,148	(1,018)	65,794	(1,600)
Other government and government agencies and authorities	1,758,204	(16,818)	149,779	(13,066)	1,907,983	(29,884)
Other	412,744	(8,783)	76,796	(754)	489,540	(9,537)

Total fixed maturities available for sale	2,208,594	(26,183)	254,723	(14,838)	2,463,317	(41,021)

Equity securities	197,972	(8,235)	3,115	(40)	201,087	(8,275)

Total securities available for sale	2,406,566	(34,418)	257,838	(14,878)	2,664,404	(49,296)

Total	¥2,669,311	(40,102)	635,497	(54,514)	3,304,808	(94,616)

2005:
Securities held to maturity:
Fixed maturities:
Other government and government agencies and authorities	25,731	(88)	490,413	(43,646)	516,144	(43,734)

Total fixed maturities held to maturity	25,731	(88)	490,413	(43,646)	516,144	(43,734)

Securities available for sale:
Fixed maturities:
U.S. government and government agencies and authorities	172,541	(6,865)	38,184	(4,168)	210,725	(11,033)
Other government and government agencies and authorities	1, 081,135	(311)	363,368	(26,764)	1,444,503	(27,075)
Other	113,647	(1,266)	73,362	(1,852)	187,009	(3,118)

Total fixed maturities available for sale	1,367,323	(8,442)	474,914	(32,784)	1,842,237	(41,226)

Equity securities	54,310	(4,924)	36,194	(4,040)	90,504	(8,964)

Total securities available for sale	1,421,633	(13,366)	511,108	(36,824)	1,932,741	(50,190)

Total	¥1,447,364	(13,454)	1,001,521	(80,470)	2,448,885	(93,924)

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

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

Among the factors that management considers when determining whether declines in the value of securities below their costs are other than temporary is the likelihood that those declines will be reversed.

For marketable fixed maturities, management evaluates each of the securities and considers fundamental valuation issues such as credit deterioration of the issuer and other facts including extent and period of time that the value of the securities is below cost.

For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (a) whether the value of the securities is below cost for more than 12 months, (b) whether the value continued to be more than 20% below cost during any six-month period and (c) whether there has been a decline in value to below 30% of cost as measured at the end of the fiscal year.

For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as credit deterioration of the issuer.

After considering these and other factors, the Company writes down individual securities to fair value when management determines that a decline in fair value below the cost of those securities is other than temporary.

The Company recognized impairment losses on investment securities—other than investments in affiliated companies in the amount of ¥19,371 million ($165,564 thousand), ¥12,226 million and ¥33,930 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Trading gains for the years ended March 31, 2006 and 2005 that relate to trading securities still held at March 31, 2006 and 2005 amounted to ¥90,656 million ($774,838 thousand) and ¥879 million, respectively.

The Company recognized impairment losses on certain of its investment real estate in the amount of ¥7,200 million ($61,538 thousand), ¥3,540 million and ¥3,159 million for the years ended March 31, 2006, 2005 and 2004, respectively. Considering the state of Japanese real estate market, tests for impairment were performed as of March 31, 2006 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the fair value fell below the carrying amount. The fair value is primarily estimated based on market prices or appraisals if market prices are not available. The impairment losses are included in realized gains (losses) on investments for the years ended March 31, 2006, 2005 and 2004 in the property and casualty segment.

On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to the held to maturity category. This transfer was based on the Company’s review of investment policies to match the duration

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥6,332 million ($54,120 thousand) and ¥6,799 million at March 31, 2006 and 2005, respectively.

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2006 and 2005, were as follows:

	(Yen in millions)
	Total recorded investment	Valuation allowances -specific
2006:
Mortgage loans on real estate	¥9,001	3,025
Unsecured loans	6,038	2,438

	¥15,039	5,463

2005:
Mortgage loans on real estate	¥10,476	4,268
Unsecured loans	6,936	2,725

	¥17,412	6,993

In addition, based on the Company’s past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥3,764 million ($32,171 thousand) and ¥3,205 million at March 31, 2006 and 2005, respectively.

The activity in valuation allowances for the years ended March 31, 2006, 2005 and 2004 is as follows:

	(Yen in millions)
	2006	2005	2004
Balance at beginning of year	¥10,198	19,732	36,835
Charges to income	875	(3,737)	(9,415)
Principal charge-offs	(1,846)	(5,797)	(7,688)

Balance at end of year	¥9,227	10,198	19,732

During the years ended March 31, 2006, 2005 and 2004, the average recorded investment in impaired loans amounted to ¥16,226 million ($138,684 thousand), ¥24,318 million and ¥48,610 million, respectively, and

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

interest income recognized and received in cash on those loans amounted to ¥360 million ($3,077 thousand), ¥277 million and ¥873 million, respectively. At March 31, 2006 and 2005, the amount of loans that were non-income producing during the preceding twelve months amounted to ¥251 million ($2,145 thousand) and ¥2,016 million, respectively.

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

The Company’s investments in Toyota Motor Corporation and its affiliates amounting to ¥640,697 million ($5,476,043 thousand) and ¥401,203 million at March 31, 2006 and 2005, respectively, which exceeds 10% of the Company’s stockholders’ equity as those respective dates.

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

The following table shows the Company’s reinsurance premiums assumed and reinsurance premiums ceded relating to CALI reinsurance for the years ended March 31, 2006, 2005 and 2004:

	(Yen in millions)
	2006	2005	2004
Reinsurance premiums assumed	¥250,628	261,545	264,757
Reinsurance premiums ceded	¥226,313	235,653	242,241

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The following table shows the Company’s unearned premiums assumed and loss reserve assumed relating to CALI reinsurance as of March 31, 2006 and 2005:

	(Yen in millions)
	2006	2005
Unearned premiums assumed	¥265,710	273,418
Loss reserve assumed	¥292,824	268,934

•	Earthquake Reinsurance

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

The following table shows the Company’s reinsurance premiums assumed and reinsurance premiums ceded relating to JER for the years ended March 31, 2006, 2005 and 2004:

	(Yen in millions)
	2006	2005	2004
Reinsurance premiums assumed	¥6,158	5,284	4,930
Reinsurance premiums ceded	¥33,764	29,828	27,593

The following table shows the Company’s unearned premiums assumed and loss reserve assumed relating to JER as of March 31, 2006 and 2005:

	(Yen in millions)
	2006	2005
Unearned premiums assumed	¥—	—
Loss reserve assumed	¥—	—

During each of the years ended March 31, 2006 and 2005, no significant earthquake losses were outstanding since no significant earthquake losses were charged to the Company through JER. Accordingly, the Company did not have any material JER earthquake loss reserves as of March 31, 2006 and 2005.

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

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

With respect to treaty and facultative reinsurance policies, the Company generally cedes risks under prospective reinsurance contracts, which are accounted for in accordance with SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” as short-duration reinsurance contracts. The Company records amounts paid for prospective reinsurance as prepaid reinsurance premiums and amortizes the premiums into expense over the contract periods in proportion to the amount of reinsurance protection provided. The asset captioned “reinsurance recoverable on losses” represents the Company’s estimate of amounts recoverable from reinsurers on reported and unreported losses and claims and loss adjustment expenses. In accordance with SFAS 113, the Company estimates reinsurance recoverable amounts in a manner consistent with losses and claims and loss adjustment expense associated with the underlying insurance. In accordance with SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, the Company recognizes its assumption of mandatory retrocession of CALI policies and retrocession from JER as premium revenue, while the Company treats the contractual rights to the funds withheld by JER as a deposit asset. Assumed retrocession losses are estimated and recorded on an incurred basis in accordance with SFAS 60.

The Company is exposed to credit risk of reinsurers and counterparties to the extent that any reinsurers failed to meet their obligations to the Company, and therefore performs credit risk review regularly. No material amounts of prepaid resinsurance premiums and reinsurance recoverable on losses were considered impaired or uncollectible and no material provisions were made as of March 31, 2006, 2005 and 2004.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2006, 2005 and 2004 is as follows:

	(Yen in millions)
	2006	2005	2004
Property and casualty:
Premiums written:
Direct	¥2,002,522	1,965,550	1,978,555
Assumed	354,350	353,571	374,219
Ceded	(382,226)	(393,714)	(407,528)

Net premiums written	¥1,974,646	1,925,407	1,945,246

Premiums earned:
Direct	¥1,996,515	1,953,162	1,952,151
Assumed	347,565	352,067	297,597
Ceded	(391,776)	(409,579)	(389,545)

Premiums earned	¥1,952,304	1,895,650	1,860,203

Losses, claims incurred:
Direct	¥1,137,244	1,281,003	1,100,584
Assumed	298,161	321,211	242,720
Ceded	(242,952)	(339,781)	(294,786)

Losses, claims incurred	¥1,192,453	1,262,433	1,048,518

Life:
Premiums earned:
Direct	¥282,635	254,397	242,472
Assumed	—	—	—
Ceded	(1,359)	(1,028)	(919)

Premiums earned	¥281,276	253,369	241,553

Prepaid reinsurance premiums	¥296,250	302,886	318,432
Reinsurance recoverable on losses	¥423,113	520,733	447,111

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

5. Deferred Policy Acquisition Costs

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	(Yen in millions)
	2006	2005	2004
Property and casualty:
Deferred at beginning of year	¥317,174	328,411	323,865
Adjustment in connection with acquisitions (note 2)	1,905	—	—
Paid during year:	546,172	524,499	543,373

	865,251	852,910	867,238
Foreign currency translation adjustments	589	(21)	(234)
Deferred at end of year	314,480	317,174	328,411

Policy acquisition costs	551,360	535,715	538,593

Life:
Deferred at beginning of year	150,900	124,992	98,615
Adjustment in connection with acquisitions (note 2)	515	—	—
Paid during year	76,064	54,737	46,762

	227,479	179,729	145,377
Foreign currency translation adjustments	57	—	—
Deferred at end of year	197,202	150,900	124,992

Change in shadow adjustment	3,295	—	—

Policy acquisition costs	33,629	28,829	20,385

Total policy acquisition costs	¥584,989	564,544	558,978

6. Property and Equipment

A summary of property and equipment is as follows:

	(Yen in millions)
	2006	2005
Land	¥82,595	85,823
Buildings	237,435	239,196
Furniture and equipment	62,599	60,176
Construction in progress	1,185	39

Total at cost	383,814	385,234
Less accumulated depreciation	196,001	187,701

Net property and equipment	¥187,813	197,533

Depreciation of property and equipment included in other operating expenses amounted to ¥15,058 million ($128,701 thousand), ¥16,079 million and ¥15,236 million for the years ended March 31, 2006, 2005 and 2004, respectively.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

7. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by business lines during the years ended March 31, 2006 and 2005 are as follows:

	(Yen in millions)
	Property and casualty	Life	Total
2006:
Balance at beginning of year	¥—	9,934	9,934
Acquisition	5,451	1,474	6,925
Foreign currency translation adjustments	360	98	458

Balance at end of year	¥5,811	11,506	17,317

2005:
Balance at beginning and end of year	¥—	9,934	9,934

2004:
Balance at beginning of year	¥—	—	—
Acquisition	—	9,934	9,934

Balance at end of year	¥—	9,934	9,934

The Company annually tests goodwill for impairment. As a result, no impairments were recognized for the years ended March 31, 2006 and 2005, respectively.

The balance of and changes in PVFP as of and for the years ended March 31, 2006, 2005 and 2004, are as follows:

	(Yen in millions)
	2006	2005	2004
Balance at beginning of year	¥12,959	14,744	—
Acquisition	—	—	14,744
Amortization	(774)	(2,110)	—
Interest	345	325	—

Balance at end of year	¥12,530	12,959	14,744

Accumulated amortization net of interest	¥2,214	1,785	—

The interest accrual rates, which vary by products, range from 1.97% to 2.98% with weighted average amortization period of 32.7 years. Amortization of PVFP and interest accrued on the unamortized PVFP are included in other operating expenses.

The Company annually reviews PVFP for impairment. As a result, no impairments were recognized for the years ended March 31, 2006 and 2005, respectively.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The following table shows the estimated future amortization of the PVFP balance during each of the next five years:

(Yen in millions)
2007	¥964
2008	1,108
2009	1,169
2010	1,136
2011	1,080
Thereafter	7,073

Total PVFP	¥12,530

The 65.5% of the unamortized balance of PVFP at March 31, 2006 is expected to be amortized after 10 years.

The PVFP was derived from life insurance business.

The balance of and changes in other intangible assets by major class as of and for the years ended March 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Intangible assets subject to amortization:
Balance at beginning of year	¥—	—	—
Acquisition	13,263	—	—
Amortization	(648)	—	—
Interest and foreign currency translation adjustments	816	—	—

Balance at end of year	13,431	—	—

Intangible asset recorded in connection with the additional minimum pension liability under SFAS No.87 (See Note 12)	20,951	23,156	25,362

Total	¥34,382	23,156	25,362

Amortization of amortizable intangible assets is included in other operating expenses on straight-line basis with weighted average amortization period of 9.5 years.

The following table shows the estimated future amortization of the intangible assets subject to amortization during each of the next five years:

(Yen in millions)
2007	¥1,414
2008	1,414
2009	1,414
2010	1,414
2011	1,414
Thereafter	6,361

Total intangible assets	¥13,431

The intangible assets subject to amortization were mainly derived from non-life insurance business.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

8. Liability for Unpaid Losses and Claims and Loss Adjustment Expenses

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2006, 2005 and 2004:

	(Yen in millions)
	2006	2005	2004
Balance at beginning of year	¥1,345,196	1,221,146	1,131,884
Less reinsurance recoverables	351,937	342,217	342,132

Net balance at beginning of year	993,259	878,929	789,752

Adjustment in connection with acquisitions (note 2)	9,602	—	—
Incurred related to:
Current year	1,247,933	1,326,179	1,116,582
Prior years	23,702	5,140	9,325

Total incurred	1,271,635	1,331,319	1,125,907

Paid related to:
Current year	625,741	722,166	588,432
Prior years	563,432	495,793	446,825

Total paid	1,189,173	1,217,959	1,035,257

Foreign currency translation adjustments	5,214	970	(1,473)
Net balance at end of year	1,090,537	993,259	878,929
Plus reinsurance recoverables	329,118	351,937	342,217

Balance at end of year	¥1,419,655	1,345,196	1,221,146

Prior year claims and expenses incurred in the preceding table resulted principally from changes in currency rates affecting the claim reserves for foreign policies and changes in assumptions for reserves established in earlier accident years based on the latest experience in claim settlements.

The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)
	2006	2005
Property and casualty:
Unpaid losses	¥329,118	351,937
Paid losses	93,638	168,144
Life	357	652

Total reinsurance recoverable on losses	¥423,113	520,733

In prior years, the Company issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The Company has received and continues to receive notices of potential claims asserting environmental pollution and asbestos losses under those insurance policies. Significant factors which affect the trends that influence the Company’s ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of environmental pollution and asbestos claims with the same degree of reliability as with other types of claims. The Company believes insurance claim reserves under insurance and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance claim reserves at March 31, 2006.

9. Reserve for Future Policy Benefits and Losses and Policyholders’ Contract Deposits

The analysis of the future policy benefits and losses and policyholders’ contract deposits at March 31, 2006 and 2005 were as follows:

	(Yen in millions)
	2006	2005
Future policy benefits and losses:
Traditional long-duration contract	¥1,117,705	¥971,759
Non traditional long-duration contract	7,374	5,025
Short-duration contract	7,074	5,552

Total future policy benefits and losses	¥1,132,153	¥982,336

Policyholders’ contract deposits:
Deposit-type insurance	¥2,191,366	¥2,247,517
Endowment	97,262	92,326
Individual annuity	285,977	262,177
Group Annuity	10,848	11,236
Others	19,086	12,416

Total investment contracts	2,604,539	2,625,672

Variable contract	728,023	200,986
US Dollar denominated annuity	248,389	179,341

Total universal-life type contracts	976,412	380,327

Total policyholders’ contract deposits	¥3,580,951	¥3,005,999

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

The liability for future policy benefits and losses as of March 31, 2006 has been established based on the following assumptions:

•	Future investment yields, which vary by year of issuance and products, range from 0.50 % to 3.10%.

•	Mortality, morbidity and surrender rates are based upon actual experience.

Participating life business represented approximately 50 % and 53% of the gross insurance in-force at March 31, 2006 and 2005, respectively, and 43 % and 45% of the gross premiums for the year ended March 31, 2006 and 2005, respectively. The amount of annual dividends to be paid is determined by the Boards of Directors of life insurance subsidiaries. Policyholder dividends on participating insurance amounted to ¥3,243 million ($27,718 thousand) and ¥3,913 million for the year ended March 31, 2006 and 2005, respectively.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The liability for investment contract as of March 31, 2006 has been established based on the following assumptions:

•	Interest rates credited on deposit-type insurance, which vary by month of issuance and policy period, range from 0.06 % to 5.50%. Interest rates credited on endowments and deferred annuities, which vary by year of issuance, range from 0.61 % to 3.10%. Interest rates on group annuity are guaranteed at 0.75%.

The liability for universal-life type contract as of March 31, 2006 has been established based on the following assumptions:

•	Interest rates credited on US dollar denominated annuity, which vary by month of issuance and policy period, range from 2.63 % to 4.25%.

•	For variable contracts, policy values are expressed in term of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units.

10. Certain Nontraditional Long-duration Contracts

The Company issues variable annuity, variable life and US Dollar denominated annuity where the Company contractually guarantees to policyholders a death benefit even when there is insufficient value to cover policy charges.

Liabilities for guaranteed minimum death benefit (“GMDB”) are included in “Future policy benefits and losses” and changes in liabilities for GMDB are included in “Policy benefits and losses for life”.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

Details concerning the Company’s GMDB exposures of March 31, 2006 and 2005 are as follows:

	(Yen in millions, except age)
	Variable life	Variable annuity	US Dollar denominated annuity	Total
2006:
Account value	¥36,989	¥681,903	¥237,024	¥955,916
Net amount at risk	¥319,514	¥4,610	¥472	¥324,596
Average attained age	42	61	60	42-61

2005:
Account value	¥25,909	¥172,204	¥172,473	¥370,586
Net amount at risk	¥334,845	¥5,140	¥7,056	¥347,041
Average attained age	41	64	59	41-64

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The following summarizes GMDB liabilities:

	(Yen in millions)
	2006	2005
Balance at beginning of year	¥5,025	¥3,375
Reserve increase	2,728	2,057
Benefits paid	(379)	(407)

Balance at end of year	¥7,374	¥5,025

The GMDB liability is mostly incurred from variable annuity contracts. The GMDB liability is determined each period end by estimating the accumulated value of a percentage of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The percentage of assessments used is chosen such that, at issue, the present value of expected death benefits in excess of the projected account balance and the percentage of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB liability balance, with a related charge or credit to earnings, if actual experience or other evidence suggests that assumptions should be revised.

In accordance with SOP 03-1, the present value of death benefits in excess of the projected account balance and the present value of total expected assessments for GMDB’s were determined over a reasonable range of stochastically generated scenarios.

The Company issued variable annuity with death benefit guarantee which also guarantee to policyholders a return of a certain amount of premium in maturity of contracts, regardless of actual performance of the premiums received. Some contracts have a guaranteed minimum accumulation benefit (“GMAB”) feature, where the Company guarantees a return of at least 100% of the single premium paid. GMAB options are accounted for under SFAS No.133. Other contracts have a guaranteed minimum income benefit (“GMIB”) feature, where the Company guarantee annuity payouts at least 100% of the single premium paid. If policyholders take the lump-sum options instead of annuities at maturity, the level of guarantee is reduced to 90%. Because of the cash settlement option, GMIB options are also accounted for under SFAS No.133. Changes in the fair value of the derivatives are recognized through “Losses (gains) on derivatives”.

The following summarizes GMAB and GMIB liabilities (assets) for the year ended March 31, 2006.

	(Yen in millions)
	GMAB	GMIB	Total
Balance at beginning of year	¥—	¥—	¥—
Reserve increase	(7,208)	(3,595)	(10,803)
Benefits paid	—	—	—

Balance at end of year	¥(7,208)	¥(3,595)	¥(10,803)

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

11. Income Taxes

Total income taxes for the years ended March 31, 2006, 2005 and 2004 were allocated as follows:

	(Yen in millions)
	2006	2005	2004
Income before extraordinary items and cumulative effect of accounting changes	¥76,178	28,431	49,385
Cumulative effect of accounting changes	—	(15)	—
Other comprehensive income:
Unrealized appreciation (depreciation) of securities during the year	500,589	31,773	320,315
Minimum pension liability adjustments	12,562	638	11,779

	¥589,329	60,827	381,479

Total income tax expensed (benefit) for the years ended March 31, 2006, 2005 and 2004 is made up of the following components:

	(Yen in millions)
	2006	2005	2004
Current income tax expense:
Parent company and domestic subsidiaries	¥68,602	46,810	48,373
Foreign subsidiaries	3,805	1,844	1,642

Total current income tax expense	72,407	48,654	50,015

Deferred income tax (benefit) expense:
Parent company and domestic subsidiaries	4,599	(20,254)	(466)
Foreign subsidiaries	(828)	31	(164)

Total deferred income benefit	3,771	(20,223)	(630)

Total income tax expense	¥76,178	28,431	49,385

Total income tax expense shown above have been based on the following components of income before income tax expense for the years ended March 31, 2006, 2005 and 2004.

	(Yen in millions)
	2006	2005	2004
Parent company and domestic subsidiaries	¥224,846	99,389	139,501
Foreign subsidiaries	5,585	7,217	12,766

Total	¥230,431	106,606	152,267

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2006, 2005 and 2004.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The effective tax rates of the Company for the years ended March 31, 2006, 2005 and 2004 differ from the Japanese normal income tax rates for the following reasons:

	2006	2005	2004
Japanese normal income tax rate	36.0%	36.0%	36.0%
Tax credit for dividends received	(5.4)	(9.5)	(3.8)
Expenses not deductible for tax purposes	0.8	1.9	1.5
Other	1.7	(1.7)	(1.3)

Effective tax rate	33.1%	26.7%	32.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005 are presented below:

	(Yen in millions)
	2006	2005
Deferred tax assets:
Net unpaid and unreported losses	¥143,488	126,065
Future policy benefits and losses	4,141	9,387
Retirement and severance benefits	49,714	53,437
Minimum pension liability adjustments	25,729	38,291
Valuation allowance for credit losses	5,020	4,943
Property, equipment and other assets	40,058	40,018
Derivatives	34,590	31,087
Operating loss carryforwards for tax purposes	9,603	4,636
Policyholders’ contract deposits	12,216	13,366
Other	25,735	16,639
Valuation allowance	—	(527)

Total deferred tax assets	350,294	337,342

Deferred tax liabilities:
Net unearned premiums	(116,946)	(82,114)
Deferred policy acquisition costs	(180,655)	(168,056)
Fair value adjustments to securities recognized in income	(50,924)	(58,503)
Derivatives	(47,169)	(58,166)
Other	(19,282)	(14,631)

Total deferred tax liabilities	(414,976)	(381,470)

Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	(64,682)	(44,128)
Deferred taxes on unrealized appreciation of securities	(1,173,714)	(673,125)

Net deferred tax liabilities	(1,238,396)	(717,253)
Deferred tax assets not to be offset, included in other assets	1,801	1,688

Gross deferred tax liabilities	(1,240,197)	(718,941)
Income taxes currently payable	(34,825)	(14,388)

Income tax liability	¥(1,275,022)	(733,329)

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The valuation allowance at March 31, 2005 was recorded related to tax benefits associated with operating loss carryforwards for tax purposes of Financial Life. The amount decreased to zero at March 31, 2006 reflecting the expiration of operating loss carryforwards for tax purposes of previous fiscal years.

Management believes that it is more likely than not that the Company will realize the benefit of deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets.

Operating loss carryforwards for tax purposes at March 31, 2006 are scheduled to expire under tax laws as follows. The Company expects to use all the amounts before they expire.

(Yen in millions)
2007	¥—
2008	—
2009	3,320
2010	3,281
2011	2,139
2012	3,017
2013	12,499
Eternal	2,839

Total	¥27,095

The Company has undistributed retained earnings of foreign subsidiaries amounting to ¥26,926 million ($230,137 thousand) and ¥16,907 million at March 31, 2006 and 2005, respectively. The company does not provide tax liabilities for these earnings because it is not apparent that these earnings will be repatriated in the foreseeable future. Determining the tax liability that would arise if these earnings were remitted is not practicable.

12. Retirement and Severance Benefits

Employees of the Company are covered by the defined retirement and severance benefit plans. Primary plans are described below.

The Company has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government. Effective October 1, 2004, the Company amended the plan to introduce a “point” based funded pension plan. Under the new plan, the pension payments are based on accumulated “points” vested each year by the employees’ rank and certain other factors. As a result of the plan amendment, the projected benefit obligation decreased by ¥22,547 million at October 1, 2004 and resulted in an unrecognized prior service cost, which is recognized in future service periods.

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” the net periodic benefit cost of the funded pension plan is calculated using the projected unit credit actuarial cost method.

The Company also has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

accumulated each year by the employees’ rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and corporate auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

In accordance with EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”, for its unfunded plans, the Company records the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately as projected benefit obligation.

Transfer to the government of the substitutional portion of the pension plan

The Japanese government issued a new law concerning defined benefit plans in June 2001. This law allows a company, at its own discretion, to transfer to the government a portion of its pension plan which substitutes for the welfare pension plan administered by the government. In order to transfer the substitutional portion, a company must first make an application to the government for an exemption from the obligation to pay benefits for future employee service. After obtaining the first approval, a company must make a final application for separation of the benefit obligation related to past employee services. After obtaining the final approval, a company will transfer the benefit obligation related to past employee services as well as the related government-specified portion of its plan assets. A company accounts for the entire separation process upon completion of the transfer of the benefit obligation and related plan assets in a single settlement transaction, in accordance with the provisions of EITF 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. Under this approach, the difference between the benefit obligation settled and the related plan assets transferred to the government, determined pursuant to the government formula, is accounted for separately as a government subsidy. Derecognition of previously accrued salary progression and settlement losses for the proportionate amount of the net unrecognized losses attributable to the substitutional portion at the time of separation is accounted for separately from the government subsidy.

Tokio Marine, a wholly owned subsidiary of the Company, obtained the first approval from the government in June 2004, and obtained the final approval in October 2005. Based on the final approval, the Company transferred the benefit obligation and the related plan assets to the government in March 2006, and accounted for it as a single settlement transaction. As a result, the Company recognized gains on the difference between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the government, which is a government subsidy. The Company also recognized gains on derecognition of previously accrued salary progression and settlement losses for the proportionate amount of the net unrecognized attributable to the substitutional portion at the time of separation.

(Yen in millions)
2006
Gains on the difference between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the government	¥42,650
Gains on derecognition of previously accrued salary progression	8,815
Settlement losses	(28,846)

Total	¥22,619

In the consolidated income statement, the difference between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the government is included in other income.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The settlement losses and the gains on derecognition of previously accrued salary progression amounting to net losses of ¥20,031 million ($171,205 thousand) are regarded as net periodic benefit cost and allocated to policy acquisition costs, loss adjustment expenses, other operating expenses and net investment income amounting to ¥12,916 million ($110,393 thousand), ¥4,836 million ($41,333 thousand), ¥1,965 million ($16,795 thousand) and ¥314 million ($2,684 thousand), respectively.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets for all defined retirement and severance benefit plans are shown in the following table. The Company uses a March 31 measurement date of its plans.

	(Yen in millions)
	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	¥503,549	518,258
Adjustment in connection with acquisitions	1,210	—
Service cost	16,962	15,349
Interest cost	9,904	9,918
Plan participants’ contributions	1,562	1,723
Amendments	—	(22,820)
Projected benefit obligation settled due to the separation of substitutional portion	(91,090)	—
Actuarial gain	11,487	3,957
Benefits paid	(23,404)	(22,836)

Benefit obligation at end of year	¥430,180	503,549

Change in plan assets:
Fair value of plan assets at beginning of year	¥217,719	199,333
Adjustment in connection with acquisitions	581	—
Actual return on plan assets	21,164	6,761
Employer contributions	7,628	15,911
Plan participants’ contributions	1,562	1,723
Plan assets transferred to the government due to the separation of substitutional portion	(39,625)	—
Benefits paid	(6,472)	(6,009)

Fair value of plan assets at end of year	¥202,557	217,719

Funded status	¥(227,623)	(285,830)
Unrecognized net actuarial loss	103,033	145,018
Unrecognized prior service cost	(13,473)	(14,678)

Net amount recognized	¥(138,063)	(155,490)

Amounts recognized in the balance sheets consist of:
Accrued benefit liability	¥(230,484)	(285,011)
Intangible asset	20,951	23,156
Accumulated other comprehensive income	71,470	106,365

Net amount recognized	¥(138,063)	(155,490)

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The accumulated benefit obligation for all the defined retirement and severance benefit plans was ¥428,838 million ($3,665,282 thousand) at March 31, 2006, and ¥500,328 million at March 31, 2005. In all the plans, projected benefit obligation and accumulated benefit obligation exceeded its plan assets.

Weighted-average actuarial assumptions used to determine benefit obligation at March 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	2.0%	2.0%
Rate of salary increase	0.0%	0.4%

In respect of the discount rate, the Company discounts the projected benefit cash flows under the defined retirement and severance benefit plans based on the yield curve of the Japanese government bonds, and an equivalent single discount rate is derived resulting in the same liability. This single discount rate is rounded to the nearest 25 basis points, namely 2.0 percent, and applied to all the plans.

The components of net periodic benefit cost for the years ended March 31, 2006, 2005 and 2004 are as follows:

	(Yen in millions)
	2006	2005	2004
Components of net periodic benefit cost:
Service cost	¥16,962	15,349	23,964
Interest cost	9,904	9,918	7,829
Expected return on plan assets	(5,006)	(3,956)	(3,250)
Amortization of prior service cost	(1,205)	(522)	1,031
Recognized actuarial loss	8,482	8,878	11,663
Gains on derecognition of previously accrued salary progression	(8,815)	—	—
Settlement losses	28,846	—	—

Net periodic benefit cost	¥49,168	29,667	41,237

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

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Discount rate	2.0%	2.0%	1.5%
Rate of salary increase	0.4%	0.7-1.7%	0.6-1.7%
Expected long-term return on plan assets	2.4%	1.9%	1.8-2.0%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. This assumption is reviewed annually giving consideration to plan asset allocation, historical returns on plan assets and other relevant market data.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The Company’s pension plan assets are mainly invested with the long-term objective of earning sufficient amounts to cover expected benefit obligation, within the risk it can take. The asset allocation by major asset class of the Company’s pension plan at March 31, 2006 and 2005, and the target allocation percentage for 2007 are as follows:

	(% of Total plan assets)	(Yen in millions)
	2007 (target)	2006	2005
Fixed maturities	60%	¥121,379	89,014
Equity securities	35	59,455	41,765
Other	5	21,143	86,940

Total plan assets	100%	¥201,977	217,719

Investment in other for the year ended March 31, 2005, shown in the above table mainly consists of investment trusts with minimum interest rate guarantee.

The Company expects to contribute ¥5,424 million ($46,359 thousand) to its pension plan in 2007. Estimated future benefit payments are as follows:

	(Yen in millions)
	Funded plans	Unfunded plans	Total
2007	¥7,048	19,513	26,561
2008	6,845	12,418	19,263
2009	7,204	12,521	19,725
2010	7,582	12,353	19,935
2011	8,094	11,893	19,987
2012 to 2015	45,472	56,377	101,849

13. Stock Options

During the year ended March 31, 2006, the Company introduced a stock option plan as a part of compensation for directors and corporate auditors of the Company to strengthen the link between their compensation and the Company’s share price and business results by aligning their exposure to the share price with those of its shareholders. The Company terminated the existing retirement allowance plans covering the directors and corporate auditors. The Company intends to strengthen the link between the compensation of the directors and corporate auditors and the Company’s share price and business results by aligning the directors’ and corporate auditors’ exposure to the share price with those of its shareholders. The Company plans to issue similar stock options each year to its directors and corporate auditors. Treasury stocks purchased from the market would be used for the stock options.

The limit of stock options up to 320 shares for the compensation of one year from July was approved at the ordinary general meeting of stockholders on June 28, 2005. On July 14, 2005, 310 stock options were granted to the Company’s directors and corporate auditors. The exercise price of the stock options is ¥1 per share. Since the stock options granted are regarded as compensation of one year of service, they will be vested on a monthly basis from the grant date toward the maturity of the requisite service period of stock options (one year) and become exercisable only within ten days after their retirement. Accordingly, the Company amortizes the compensation expense of stock options over the vesting period.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The activity related to stock options is as follows:

	Stock options outstanding (number of shares)	Weighted-average exercise price (yen)	Weighted-average remaining life (year)
Outstanding at beginning of year	—	—
Granted	310	¥1
Exercised	2	1
Forfeited	—	—
Expired	—	—

Outstanding at end of year	308	¥1	3

Stock options become exercisable only when directors and corporate auditors retire from the Company and have to be exercised within ten days after retirement, otherwise they will expire. Basically, no stock options are expected to expire since the exercise price of stock options is ¥1.

The fair value of stock options granted for the year ended March 31, 2006 was 1,447,255 yen ($12,370) per share and ¥449 million ($3,838 thousand) in aggregate at the grant date. Faire value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

2006
Expected volatility	35.93%
Expected lives	4 years
Expected dividend per year	¥10,667
Risk-free interest rate	0.32%

Due to the fair value assumption and ¥1 of the exercise price, the intrinsic value of stock options approximates the fair value.

Total stock-based compensation expense included in other income of the consolidated income statement for the year ended March 31, 2006 was ¥370 million ($3,162 thousand). Total stock-based compensation expense yet to be recognized in the consolidated income statement for the year ended March 31, 2006 was ¥79 million ($676 thousand) and expected to be recognized over the remaining term of the vesting period.

14. Debt Outstanding

Short-term debt outstanding at March 31, 2005 and 2004 comprised the following:

	(Yen in millions)
	2006	2005
Loans, 0.05% to 0.92%	¥8,751	7,031
Equity linked notes, 2.00% to 19.30%	2,870	1,283
Fixed rate notes, 0.01% to 1.43%	—	7,094
Other notes	2,020	—

Total short-term debt	¥13,641	15,408

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

Long-term debt outstanding at March 31, 2006 and 2005 comprised the following:

		(Yen in millions)
	Due	2006	2005
Loans, 0.50% to 4.58%	2006-2025	¥65,279	36,512
Equity linked notes, 0.00% to 2.50%	2006-2025	13,120	17,994
Fixed rate notes, 0.30% to 2.17%	2006-2021	36,737	27,030
Credit linked notes, 4.82% to 14.01%	2006	24,828	21,954
Unsecured bonds, 1.63% to 2.78%	2007-2020	105,562	135,703
Other notes	2011-2035	62,840	16,286

Total long-term debt		¥308,366	255,479

Non-recourse loans of ¥32,996 million ($282,017 thousand) and ¥32,996 million borrowed by VIEs required to be consolidated under the FIN 46R are included in loans at March 31, 2006 and 2005, respectively. See note 3 for further information.

Maturities of long-term debt at March 31, 2006 are as follows:

(Yen in millions)
2007	¥83,052
2008	2,000
2009	4,051
2010	65,472
2011	31,685
Thereafter	122,106

Total long-term debt	¥308,366

The proceeds of these debts were used primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

The Company leases certain property and equipment under noncancelable lease agreements. At March 31, 2006 and 2005, obligations under capital leases which were included in other liabilities amounted to ¥6,891 million ($58,897 thousand) and ¥7,850 million, respectively. Of this amount, the obligations due within one year amounted to ¥3,134 million ($26,786 thousand) at March 31, 2006.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

15. Fair Values of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of estimated fair value for all financial instruments. See note17 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company’s nonderivative financial instruments at March 31, 2006 and 2005 are as follows:

	(Yen in millions)
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Policy loans	¥43,369	43,369	38,567	38,567
Mortgage loans on real estate	70,743	70,870	71,033	70,935
Mortgage loans on vessels and facilities	9,778	9,966	10,979	11,378
Collateral and bank-guaranteed loans	13,598	15,209	11,250	12,465
Unsecured loans	366,202	371,209	359,696	367,430
Money trust	40,259	40,259	27,262	27,262
Short-term investments	930,776	930,776	691,769	691,769
Investment contracts	(2,604,539)	(2,752,716)	(2,625,672)	(2,831,690)
Debt outstanding	(322,007)	(324,127)	(270,887)	(278,198)

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

March 31, 2006, 2005 and 2004

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

16. Statutory Capital and Dividend Availability

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings’ non-consolidated statutory books of account in accordance with Japanese GAAP and the Commercial Code of Japan. Millea Holdings had retained earnings in the amount of ¥465,408 million ($3,977,846 thousand), capital surplus in the amount of ¥250,048 million ($2,137,162 thousand) and treasury stock in the amount of ¥11,540 million ($98,632 thousand) as of March 31, 2006. All of the retained earnings as of March 31, 2006 are available for dividends. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2006 for dividends subsequently proposed to and approved by Millea Holdings’ stockholders in the aggregate amount of ¥25,207 million ($215,444 thousand) at the ordinary general meeting of stockholders held on June 28, 2006.

On June 27, 2003, Millea Holdings’ stockholders approved the repurchase of its own shares pursuant to Article 210 of the Commercial Code of Japan, as follows: (a) aggregate number of shares authorized for repurchase is up to 120,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million, (c) Millea Holdings is authorized to repurchase its stock until the closing of the ordinary general meeting of stockholders for the fiscal year ended March 31, 2004. Under this repurchase program, Millea Holdings repurchased a total of 75,646 shares at a cost of ¥100,000 million by June 29, 2004.

The stockholders approved to insert a new Article in the Articles of Incorporation of Millea Holdings stating that Millea Holdings may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, at the ordinary general meeting of stockholders held on June 29, 2004.

In fiscal 2005, pursuant to the new Article, the Board of Directors approved repurchase of up to 67,200 shares with an aggregate value of no more than ¥85,000 million, pursuant to which Millea Holdings repurchased 54,842 shares at a cost of ¥83,392 million by March 31, 2005.

On July 9, 2004 and March 14, 2005, Millea Holdings cancelled in aggregate 130,000 shares held as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. The amount of this cancellation of treasury stock was ¥179,843 million.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

In fiscal 2006, pursuant to the new Article, the Board of Directors approved repurchase of up to 57,500 shares with an aggregate value of no more than ¥79,100 million ($676,068 thousand), pursuant to which Millea Holdings repurchased 38,644 shares at a cost of ¥69,439 million ($593,496 thousand) by March 31, 2006.

On March 28, 2006, Millea Holdings cancelled in aggregate 40,000 shares held as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. The amount of this retirement of treasury stock was ¥70,118 million ($599,299 thousand).

From April 1, 2006 to May 18, 2006, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, Millea Holdings repurchased 4,184 shares at a cost of ¥9,655 million. At June 28, 2006, the Board of Directors approved repurchase of its own shares pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, as follows: (a) aggregate number of shares authorized for repurchase is up to 47,000 shares, (b) aggregate value of shares authorized for repurchase is up to ¥90,000 million, (c) repurchase would be made from June 29, 2006 through September 8, 2006.

The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins by the Japanese regulatory authorities. On March 31, 2006, these subsidiaries had sufficient capital surplus in their respective statutory stockholders’ equity to satisfy the solvency margin requirements.

In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥138,458 million ($1,183,402 thousand) in 2006, ¥110,585 million in 2005 and ¥230,871 million in 2004, and stockholders’ equity of ¥2,365,402 million ($20,217,111 thousand) at March 31, 2006 and ¥2,316,761 million at March 31, 2005.

The amounts of statutory net income (loss) for the years ended March 31, 2006, 2005 and 2004, and stockholders’ equity at March 31, 2006 and 2005 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)
	2006	2005	2004
Statutory net income (loss):
Property and casualty	¥123,373	103,413	123,969
Life	(21,792)	(5,225)	0

Statutory stockholders’ equity:
Property and casualty	3,238,738	2,334,819
Life	48,666	47,738

The amount of undistributed retained earnings of affiliates which were accounted for by the equity method were ¥41,519 million ($354,863 thousand) and ¥34,780 million at March 31, 2006 and 2005, respectively.

17. Commitments and Contingent Liabilities

At March 31, 2006 and 2005, commitments outstanding for the purchase of property and equipment approximated ¥1,884 million ($16,103 thousand) and ¥5,421 million, respectively. At March 31, 2006 and 2005, commitments outstanding for loan commitments were ¥76,992 million ($658,051 thousand) and ¥84,259 million, respectively.

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2006, 2005 and 2004 aggregated ¥5,826 million ($49,795 thousand), ¥15,219 million and ¥15,302 million, respectively.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The Company’s maximum potential amount of future payments under the credit default swaps was approximately ¥1,034,201 million ($8,839,325 thousand) and ¥1,902,280 million at March 31, 2006, and 2005 respectively. The carrying amount of derivative assets and liabilities related to these credit default swaps was net assets of ¥1,130 million ($9,658 thousand) and ¥2,862 million at March 31, 2006, and 2005 respectively. Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral. However, the value of such property or collateral has not been determined. See also note 18 for discussion on credit default swaps.

The Company also enters into certain derivative contracts that could meet the definition of a guarantee. These derivative contracts include certain written options. The Company’s maximum potential amount of future payments under the options was ¥137,967 million ($1,179,205 thousand) and ¥51,609 million at March 31, 2006, and 2005, respectively. At March 31, 2006 and 2005, the carrying amount of derivative assets and liabilities related to these options was net assets of ¥1,052 million ($8,991 thousand) and ¥222 million, respectively. The notional amount of these derivative contracts were disclosed as information of the maximum potential amount because they could not be estimated due to factors such as interest rates theoretically unlimited.

Guarantees are used in various transactions to enhance the credit standing of the Company’s customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds and other financial instruments to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees was approximately ¥73,775 million ($630,556 thousand) and ¥839 million at March 31, 2006, and 2005 respectively. At March 31, 2006, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties’ operating assets. Once the Company assumes the guaranteed parties’ obligation, the Company acquires the right to the collateral.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2006, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

See note 8 for the information of contingent liabilities associated with environmental pollution and asbestos exposure.

18. Derivative Financial Instruments

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company’s risk exposure, they do not qualify for hedge accounting under SFAS No.133, as amended. All derivatives are recognized on the consolidated balance sheets at fair value as “derivative assets” or “derivative liabilities,” with the changes in fair value recognized currently in earnings as “(losses) gains on derivatives.”

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

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

In certain cases, the Company uses hedge accounting under SFAS No.133 as amended, by designating interest rate swaps that are utilized to hedge the interest risks of bonds and borrowings as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in net investment income. Ineffective portion of derivatives accounted for hedge accounting was not material to the operation of the Company for the years ended March 31, 2006, 2005 and 2004, respectively.

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

In certain cases, the Company uses hedge accounting under SFAS No.133, as amended, by designating foreign exchange forwards or currency swaps that are utilized to hedge the foreign exchange risks arising from asset-backed securities (ABS) as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in (losses) gains on derivatives.

The discount or premium on these hedging instruments was excluded from the assessment of hedge effectiveness and the changes in fair value of the excluded components were recorded in (losses) gains on derivatives.

(c) Derivatives used for other purposes

The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller. See note 17 for further information.

The Company issued variable annuity with GMAB or GMIB, which are bifurcated as embeded derivatives under SFAS No.133, as amended. See note 10 for further information.

The Company uses bond futures, equity index futures and other instruments to manage market risks.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

In certain cases, the Company uses hedge accounting under SFAS No.133, as amended, by designating other derivative instrument that are utilized to hedge fair value of securities available for sale. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in realized gains (losses) on investments.

The Company also uses foreign exchange forwards, bond futures, equity index options, equity index futures, commodity swaps and other instruments to earn investment returns.

The carrying amounts and the fair values of the Company’s derivative financial instruments at March 31, 2006 and 2005 are as follows:

	(Yen in millions)
	Assets	Liabilities
2006:
Interest rate swaps	¥149,211	(136,462)
Foreign exchange forwards	1,166	(4,144)
Currency swaps	13,526	(26,746)
Credit default swaps	1,543	(2,173)
Bond futures	490	(500)
Equity index options	7,898	(1,814)
Equity index futures	22	(1,663)
Commodity swaps	30,587	(29,575)
GMAB and GMIB	10,803	—
Other	2,979	(6,278)

Total derivatives	¥218,225	(209,355)

2005:
Interest rate swaps	¥183,902	(118,606)
Foreign exchange forwards	227	(3,509)
Currency swaps	13,017	(17,269)
Credit default swaps	3,055	(5,446)
Bond futures	400	(1,017)
Equity index options	1,589	(1,225)
Equity index futures	141	(178)
Commodity swaps	10,461	(10,010)
Other	4,399	(2,718)

Total derivatives	¥217,191	(159,978)

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

March 31, 2006, 2005 and 2004

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

GMAB and GMIB

The fair values of GMAB and GMIB benefit options are based on projections over risk-neutral stochastic scenarios.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19. Business Segments

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

During the year ended March 31, 2005, the Company completed an internal reorganization which included an integration of the Company’s two main operating property and casualty subsidiaries in Japan. Due mainly to this reorganization, the Company has modified its internal management reporting system. This has resulted in a change during the year ended March 31, 2005 of the reportable business segments as well as the internal

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

management information presented. The comparative business segment disclosure presented below for the year ended March 31, 2004 has also been reclassified to conform to the presentation for the years ended March 31, 2006 and 2005.

The Company is currently organized according to the products and services it offers. These segments are as follows:

1.	Property and casualty. The Company writes insurance policies, through its subsidiary Tokio Marine & Nichido, for the following lines of business: Marine; Fire and Allied; Voluntary Automobile; Personal Accident; Compulsory Automobile Liability Insurance (“CALI”); and Other, principally covering risks located in Japan. The Company’s management evaluates the results of the segment based upon Japanese GAAP income before income tax expense, premiums written and loss ratio.

2.	Life. The life insurance segment primarily assumes whole-life insurance, annuity, and medical insurance. The Company’s management evaluates the results of this segment based upon Japanese GAAP income before income tax expense.

3.	Other. The Company engages in certain other businesses, including the investment management business and foreign operations such as property and casualty and life businesses. Such other businesses are not significant on a segmental level.

There is no revenue derived from transactions with a single major external customer amounting to 10% or more of the Company’s revenue for the years ended March 31, 2006, 2005 and 2004.

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

The first set of tables summarizes the information by the three operating segments while the second set of tables provides information on the property and casualty (“P&C”) business by major internal reporting units, in each case for the years ended March 31, 2006, 2005 and 2004.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

The Company’s management does not evaluate the results of each segment based upon total assets in the table.

Information by operating segments is as follows:

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2006:
P&C premiums written (1)	¥1,892,754	—	85,942	1,978,696	(32)	1,978,664
P&C losses paid (2)	(1,077,632)	—	(39,889)	(1,117,521)	84	(1,117,437)
P&C losses adjustment expenses paid (2)	(70,241)	—	(3,420)	(73,661)	1,777	(71,884)
Life premiums (3)	—	843,663	7,105	850,768	(83,955)	766,813
Policy benefits and losses paid for life (3)	—	(121,544)	(2,984)	(124,528)	84,409	(40,119)
Underwriting expenses (3)	(572,078)	(93,573)	(41,958)	(707,609)	(40,254)	(747,863)
P&C underwriting profit	172,803	—	675	—	—	—
P&C loss ratio (4)	60.6%	—	—	—	—	—
Investment income and realized gains on investment (3)	134,505	150,928	21,392	306,825	4,392	311,217
Other income (expenses)— net (3) (5)	(131,914)	(801,430)	(16,601)	(949,945)	10,566	(939,379)

Japanese GAAP income before income tax expense	¥175,394	(21,956)	9,587	163,025	(23,013)	140,012

Total assets (3)	¥10,814,796	2,862,721	715,963	14,393,480	(133,460)	14,260,020

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other Income (expenses)—net includes the following:
(a)	Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported accruals;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2005:
P&C premiums written (1)	¥1,883,332	—	41,783	1,925,115	(34)	1,925,081
P&C losses paid (2)	(1,122,847)	—	(21,263)	(1,144,110)	96	(1,144,014)
P&C losses adjustment expenses paid (2)	(71,290)	—	(2,547)	(73,837)	1,804	(72,033)
Life premiums (3)	—	491,442	415	491,857	(60,306)	431,551
Policy benefits and losses paid for life (3)	—	(94,681)	(258)	(94,939)	60,671	(34,268)
Underwriting expenses (3)	(592,222)	(70,378)	(24,728)	(687,328)	(29,307)	(716,635)
P&C underwriting profit	96,973	—	(6,755)	—	—	—
P&C loss ratio (4)	63.4%	—	—	—	—	—
Investment income and realized gains on investment (3)	168,409	40,792	8,980	218,181	(31,070)	187,111
Other income (expenses) — net (3) (5)	(130,169)	(372,524)	6,652	(496,041)	11,427	(484,614)

Japanese GAAP income before income tax expense	¥135,213	(5, 349)	9,034	138,898	(46,719)	92,179

Total assets (3)	¥9,306,281	2,055,024	357,908	11,719,213	(94,717)	11,624,496

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other Income (expenses)—net includes the following:
(a)	Change in liability for: unearned premiums reserves; future benefits; case reserves; and incurred but not reported accruals;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2004:
P&C premiums written (1)	¥1,904,225	—	39,405	1,943,630	(21)	1,943,609
P&C losses paid (2)	(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C losses adjustment expenses paid (2)	(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums (3)	—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life (3)	—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses (3)	(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit	285,095	—	4,180	—	—	—
P&C loss ratio (4)	53.5%	—	—	—	—	—
Investment income and realized gains on investment (3)	101,079	— 33,107	9,765	143,951	(22,834)	121,117
Other income (expenses)— net (3)(5)	(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)

Japanese GAAP income before income tax expense	¥175,961	203	11,059	187,223	(23,005)	164,218

Total assets (3)	¥9,077,139	1,680,809	320,338	11,078,286	(72,030)	11,006,256

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other Income (expenses)—net includes the following:
(a)	Change in liability for: unearned premiums reserves; future benefits; case reserves; and incurred but not reported accruals;
(b)	Premiums received on investment deposit contracts; and
(c)	Other income and expenses on a net basis.

After application of items in (a) and (b) above, the amounts presented under the caption “Japanese GAAP income before income tax expense” in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

Information on major P&C internal reporting units is as follows:

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto- mobile	Personal Accident	CALI	Other	Total
2006:
Premiums written (1)	¥69,987	255,200	858,279	149,715	316,501	243,072	1,892,754
Losses paid (2)	37,368	110,889	515,893	63,805	222,602	127,075	1,077,632
Loss adjustment expenses paid (2)	1,722	4,232	36,832	4,750	16,584	6,121	70,241
Loss ratio (3)	55.9%	45.1%	64.4%	45.8%	75.6%	54.8%	60.6%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto- mobile	Personal Accident	CALI	Other	Total
2005:
Premiums written (1)	¥65,021	245,583	854,048	149,615	328,847	240,218	1,883,332
Losses paid (2)	34,069	181,422	521,525	60,287	192,041	133,503	1,122,847
Loss adjustment expenses paid (2)	1,790	3,822	37,342	5,103	17,252	5,981	71,290
Loss ratio (3)	55.2%	75.4%	65.4%	43.7%	63.6%	58.1%	63.4%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto- mobile	Personal Accident	CALI	Other	Total
2004:
Premiums written (1)	¥60,780	252,825	871,761	151,062	333,642	234,155	1,904,225
Losses paid (2)	36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid (2)	1,843	3,075	41,729	5,407	17,530	6,046	75,630
Loss ratio (3)	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the Company’s internal management reporting system are different from those accompanying consolidated income statements prepared in accordance with U.S. GAAP.

Reconciliation of total premiums per internal management reporting to premiums earned shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2006, 2005 and 2004 is as follows:

	(Yen in millions)
	2006	2005	2004
P&C premiums written	¥1,978,664	1,925,081	1,943,609
Life premiums	766,813	431,551	310,892

Total premiums per internal management reporting	2,745,477	2,356,632	2,254,501

Reclassification of investment contracts and universal-life type contracts of life insurance	(485,537)	(178,182)	(69,339)
Increase in unearned premiums in Japanese GAAP	(90,382)	(69,803)	(128,362)
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for unearned premiums	68,040	41,602	50,180
Other adjustments—net	(4,018)	(1,230)	(5,224)

Premiums earned (U.S.GAAP)	¥2,233,580	2,149,019	2,101,756

Premiums earned (U.S.GAAP) consists of:
P&C premiums	¥1,952,304	1,895,650	1,860,203
Life premiums	281,276	253,369	241,553

Premiums earned (U.S.GAAP)	¥2,233,580	2,149,019	2,101,756

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

Reconciliation of the total amount of the Company’s Japanese GAAP income before income tax expense under its internal management reporting system to income before income tax expense shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2006, 2005 and 2004 is as follows:

	(Yen in millions)
	2006	2005	2004
Japanese GAAP income before income tax expense	¥140,012	92,179	164,218

Reversal of Japanese statutory reserves	51,145	(28,685)	61,662
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for incurred but not reported and loss adjustment expense accruals	(23,168)	(33,129)	(74,830)
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for unearned premiums	68,040	41,602	50,180
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for future policy benefits and losses	26,208	23,122	15,624
Adjustment to recognize deferred policy acquisition cost	34,703	14,671	30,923
Adjustment to revenue recognition on universal-life type contracts	(7,156)	(5,341)	(2,244)
Adjustment for book value difference between Japanese GAAP and U.S.GAAP for realized gains (losses) on investments	(995)	29,311	(21,422)
Adjustment for accounting difference between Japanese GAAP and U.S.GAAP for (losses) gains on derivatives	(41,514)	(22,658)	(66,432)
Adjustment to remove amortization of negative goodwill in Japanese GAAP	(3,389)	(4,861)	(8,404)
Adjustment to recognize retirement and severance benefits	(15,042)	1,450	(4,992)
Other	1,587	(1,055)	7,984

Income before income tax expense (U.S.GAAP)	¥230,431	106,606	152,267

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

Reconciliation of the amount of the Company’s Japanese GAAP total assets under its internal management reporting system to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2006 and 2005 is as follows:

	(Yen in millions)
	2006	2005
Japanese GAAP total assets	¥14,260,020	11,624,496

Adjustment to recognize deferred policy acquisition costs	511,682	468,074
Adjustment to present prepaid reinsurance premiums on a gross basis	296,250	302,886
Adjustment to present reinsurance recoverable on losses on a gross basis	329,118	351,937
Adjustment for difference in measurement basis between Japanese GAAP and U.S. GAAP for fixed assets	(50,512)	(62,704)
Adjustment for deferred tax consequence of temporary difference derived from difference between Japanese GAAP and U.S. GAAP	(30,632)	(25,179)
GAAP difference in guarantee balance presentation	(73,775)	(839)
Adjustment to record incremental fair value for non-listed stocks	107,490	95,952
Adjustment to recognize variable interest entities consolidated under U.S. GAAP	44,899	42,186
Adjustment to present derivative assets on a gross basis	92,607	75,984
Adjustment to apply claim payments already made to corresponding losses, claims and loss adjustment expenses liability	(35,721)	(36,594)

Adjustment for difference of goodwill recognized between Japanese GAAP and U.S. GAAP	(7,215)	(4,034)

Adjustment to recognize PVFP and intangible assets subject to amortization	25,961	12,959
Adjustment to recognize intangible asset relating to additional minimum pension liability	20,951	23,156
Other	24,994	26,618

Total assets (U.S. GAAP)	¥15,516,117	12,894,898

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

20. Subsequent Events

(a) Tokio Marine & Nichido to acquire Asia General Holdings, Limited (“AGH”)

On April 19, 2006, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, entered into an agreement with major shareholders of a holding company that owns property and casualty insurance companies and life insurance companies in both Singapore and Malaysia to acquire their interests. Based on the agreement, Tokio Marine & Nichido acquired 14.74% interests of the holding company by May 25, 2006, for Singapore Dollar (“S$”) 130 million (¥ 9,264 million). In addition, Tokio Marine & Nichido intends to acquire the majority share of the holding company around the beginning of 2007 subject to the approvals etc. of the authorities in the relevant countries. The company to be acquired and the purpose of the acquisition are as follows:

1.	Company to be acquired:

Company name: Asia General Holdings, Limited

Head office: Singapore

Business lines: Holding company

Its major subsidiaries are as follows:

i)	Property & casualty insurer in Singapore

Company name: The Asia Insurance Company Limited

Head office: Singapore

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2005): S$ 81 million (¥ 5,784 million)

Total assets (as of December 31, 2005): S$ 452 million (¥ 32,122 million)

ii)	Property & casualty insurer in Malaysia

Company name: Asia Insurance (Malaysia) Berhad

Head office: Malaysia, Kuala-Lumpur

Business lines: Property and casualty insurance

Gross premium written (for the fiscal year ended December 31, 2005): Malaysian Ringgit (“RM”) 76 million (¥ 2,316 million)

Total assets (as of December 31, 2005): RM 207 million (¥ 6,333 million)

iii)	Life insurer in Singapore

Company name: The Asia Life Assurance Society Limited

Head office: Singapore

Business lines: Life insurance

Gross premium written (for the fiscal year ended December 31, 2005): S$ 205 million (¥ 14,564 million)

Total assets (as of December 31, 2005): S$1,782 million (¥ 126,705 million)

iv)	Life insurer in Malaysia

Company name: Asia Life (M) Berhad

Head office: Malaysia, Kuala-Lumpur

Business lines: Life insurance

Gross premium written (for the fiscal year ended December 31, 2005):

RM 408 million (¥ 12,500 million)

Total assets (as of December 31, 2005): RM 2,781 million (¥ 85,224 million)

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

2.	Purpose

The purpose is to further expand the insurance sales base that Millea Group has been building up in both Singapore and Malaysia, where the economy are expected to grow significantly.

3.	Further procedures

After having acquired a majority interest in AGH, Tokio Marine & Nichido expects to make a general offer to acquire the rest of AGH shares and the shares of The Asia Life Assurance Society Limited, AGH’s Singapore life insurance subsidiary, in accordance with relevant regulations in Singapore.

Note:	The yen amounts have been translated at the currency rate as of May 25, 2006. The translations should not be construed as representations that the amounts represent, or have been or could be converted at that or any other rate.

(b) Millea Holdings’ split of shares and introduction of unit share system

At the meeting of the Board of Directors held on May 19, 2006, Millea Holdings resolved a split of its shares of common stock, the introduction of a unit share system and the change of the number of shares constituting one unit in order to facilitate investment activities. The resolution is summarized below.

1.	Stock split

i)	Record date for purposes of the stock split: September 29, 2006

ii)	Effective date of the stock split: September 30, 2006

iii)	Split ratio: A one to five hundred common stock split

iv)	Number of additional shares to be issued in connection with the stock split: 841,837,326.25 shares

Total number of shares issued after the stock split: 843,524,375 shares

As-if financial information per share would be as follows, if the stock split were made at the beginning of the fiscal years ended March 31, 2006 and 2005, respectively. (unaudited)

	2006	2005
Net income per share:
Basic	¥185	¥105
Diluted	¥185	¥104

2.	Introduction of Unit Share System / Change of Number of Shares Constituting One Unit

On September 30, 2006, a unit share system will be introduced. One unit of shares shall consist of 500 shares. In addition, on October 2, 2006, the number of shares constituting one unit of shares will be changed from 500 shares to 100 shares.

Note:	Under the unit share system, an issuer may determine the number of shares that constitute one unit, which generally enables the issuer to set a minimum investment amount for investors to invest. A shareholder is entitled to one vote per one unit.

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

March 31, 2006, 2005 and 2004

3.	Change in the exchange ratio of ADRs

The Company will change the exchange ratio of ADRs on the occasion of the stock split described above (1-to-500 share split). The Company believes that the change of the exchange ratio will encourage investment in the Company by lowering the minimum amount of investment. The summary of the change of the exchange ratio is as follows:

i)	Ratio before change: 1ADR = 0.005 ordinary share

ii)	Ratio after change: 1ADR = 1 ordinary share

iii)	ADR record date: Thursday, September 28, 2006(E.S.T.)

iv)	First trading date with the new ratio: Friday, October 13, 2006 (E.S.T.)

(c) Notice concerning management integration between Millea Holdings and Nisshin Fire

Millea Holdings and its affiliate, Nisshin Fire, resolved at the both companies’ meetings of the Board of Directors held on May 19, 2006, that to further develop the alliance between the two companies and to strengthen the property and casualty insurance business of Millea Group, Nisshin Fire will become a wholly-owned subsidiary of the Company by way of a stock-for-stock exchange, effective on September 30, 2006. The above resolutions approved at the 99th ordinary general meeting of Nisshin Fire held on June 28, 2006.

After the stock-to-stock exchange, 0.126 shares of common stock of the Company will be allocated and delivered in exchange for one share of common stock of Nisshin Fire.

The calculation of the stock-for-stock exchange ratio assumes that the stock split is implemented as proposed in (b) above.

Schedule I

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Summary of Investments—Other than Investments in Related Parties

March 31, 2006

	(Yen in millions)
Type of investment	Cost	Value	Amount at which shown in the balance sheet
Securities held to maturity:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
Other	¥1,216,061	1,186,794	1,216,061

Total fixed maturities held to maturity	1,216,061	1,186,794	1,216,061

Securities available for sale:
Fixed maturities:
Bonds and notes:
Government and government agencies and authorities:
United States	386,484	398,574	398,574
Other	2,803,839	2,791,305	2,791,305

	3,190,323	3,189,879	3,189,879

States, municipalities and political subdivisions:
United States	1,207	1,203	1,203
Other	175,032	172,750	172,750

	176,239	173,953	173,953

Public utilities	134,650	134,582	134,582
Convertibles and bonds with warrants attached	1,870	1,895	1,895
Mortgage-backed securities	64,162	65,073	65,073
All other corporate bonds	611,303	614,315	614,315

Total bonds and notes	4,178,547	4,179,697	4,179,697

Redeemable preferred stock	100	100	100

Total fixed maturities available for sale	4,178,647	4,179,797	4,179,797

Equity securities:
Common stocks:
Public utilities	30,327	74,753	74,753
Banks, trust and insurance companies	253,770	634,650	634,650
Industrial, miscellaneous and all other	1,320,329	4,135,484	4,135,484

Total common stocks	1,604,426	4,844,887	4,844,887

Nonredeemable preferred stocks	154,422	164,543	164,543

Total equity securities available for sale	1,758,848	5,009,430	5,009,430

Total securities available for sale	5,937,495	9,189,227	9,189,227

(Continued)

Schedule I

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Summary of Investments—Other than Investments in Related Parties—(Continued)

March 31, 2006

	(Yen in millions)
Type of investment	Cost	Value	Amount at which shown in the balance sheet
Trading securities:
Fixed maturities	126,959	125,242	125,242
Equity securities	607,371	699,744	699,744

Total trading securities	734,330	824,986	824,986

	7,887,886	11,201,007	11,230,274

Mortgage loans on real estate	70,743		70,743
Investment real estate	132,496		132,496
Policy loans	43,369		43,369
Other long-term investments	426,583		429,837
Short-term investments	930,776		930,776

Total investments	¥9,491,853		12,837,495

(Continued)

Schedule I

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Summary of Investments—Other than Investments in Related Parties—(Continued)

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

(Continued)

Schedule I

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Summary of Investments—Other than Investments in Related Parties—(Continued)

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

Schedule III

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Supplementary Insurance Information

Years ended March 31, 2006, 2005 and 2004

Property and casualty:	(Yen in millions)
	Losses, claims and loss expenses	Unearned premiums	Premium revenue	Claims, losses and settlement expenses	Premiums written
Year ended:
March 31, 2006	¥1,419,655	1,922,845	1,952,304	1,271,635	1,974,646
March 31, 2005	1,345,196	1,884,470	1,895,650	1,331,319	1,925,407
March 31, 2004	1,221,146	1,878,636	1,860,203	1,125,907	1,945,246

Life:	(Yen in millions)
	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Premium revenue	Benefits, claims, losses and settlement expenses
Year ended:
March 31, 2006	¥1,132,153	4,417	281,276	319,435
March 31, 2005	982,336	12	253,369	210,536
March 31, 2004	846,926	188	241,553	195,659

See accompanying report of independent registered public accounting firm.

Schedule IV

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Reinsurance

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)				Percentage of amount assumed to net
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount
Year ended March 31, 2006:
Life insurance in force	¥20,411,458	344,262	641	20,067,837	0.0%

Premiums:
Life insurance	¥282,635	1,359	0	281,276	0.0%
Property and casualty insurance	1,996,515	391,776	347,565	1,952,304	17.8%

Total premiums	¥2,279,150	393,135	347,565	2,233,580	15.6%

Year ended March 31, 2005:
Life insurance in force	¥15,486,030	252,203	—	15,233,827	0.0%

Premiums:
Life insurance	¥254,397	1,028	—	253,369	0.0%
Property and casualty insurance	1,953,162	409,579	352,067	1,895,650	18.6%

Total premiums	¥2,207,559	410,607	352,067	2,149,019	16.4%

Year ended March 31, 2004:
Life insurance in force	¥14,186,071	395,884	—	13,790,187	0.0%

Premiums:
Life insurance	¥242,472	919	—	241,553	0.0%
Property and casualty insurance	1,952,151	389,545	297,597	1,860,203	16.0%

Total premiums	¥2,194,623	390,464	297,597	2,101,756	14.2%

See accompanying report of independent registered public accounting firm.

Schedule V

MILLEA HOLDINGS, INC.

AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)
		Additions
Description	Balance at beginning of year	Assumed by business combination	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
Year ended March 31, 2006:
Applied against asset accounts:
Accumulated depreciation—investment real estate	¥80,117	3	4,877	6,925	1,465	90,457
Valuation allowance—loans:
Specific allowance	6,993	—	316	—	1,846	5,463
General allowance	3,205	—	559	—	—	3,764
Allowance for doubtful accounts	8,021	—	389	—	856	7,554
Accumulated depreciation—property and equipment	187,701	439	15,058	(6,925)	272	196,001

Year ended March 31, 2005:
Applied against asset accounts:
Accumulated depreciation—investment real estate	¥85,000	2,255	5,202	(5,792)	6,548	80,117
Valuation allowance—loans:
Specific allowance	15,924	—	(3,134)	—	5,797	6,993
General allowance	3,808	—	(603)	—	—	3,205
Allowance for doubtful accounts	7,710	—	985	—	674	8,021
Accumulated depreciation—property and equipment	182,862	—	16,079	5,792	17,032	187,701

Year ended March 31, 2004:
Applied against asset accounts:
Accumulated depreciation—investment real estate	¥79,538	—	3,880	3,731	2,149	85,000
Valuation allowance—loans:
Specific allowance	30,105	—	(6,493)	—	7,688	15,924
General allowance	6,730	—	(2,922)	—	—	3,808
Allowance for doubtful accounts	8,197	—	(175)	—	312	7,710
Accumulated depreciation—property and equipment	183,676	143	15,236	(3,731)	12,462	182,862

See accompanying report of independent registered public accounting firm.

LIST OF EXHIBITS

Millea Holdings is filing the following exhibits (or incorporating them by reference) as part of this annual report:

Exhibit Number	Description
1.1	English translation of the articles of incorporation of Millea Holdings, Inc.

1.2	English translation of the share handling regulations of Millea Holdings, Inc.

2(a)	English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 000-31376) filed on September 27, 2002.

7	A statement explaining in reasonable detail how ratios in this annual report were calculated.

8	List of subsidiaries of Millea Holdings, Inc.

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.

13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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

CROSS REFERENCE INDEX FOR FORM 20-F

			Page
		Part I

Item 1.		Identity of Directors, Senior Management and Advisers
		Not required because this Form 20-F is filed as an annual report
Item 2.		Offer Statistics and Expected Timetable
		Not required because this Form 20-F is filed as an annual report
Item 3.		Key Information
	3.A.	Selected Financial Data
		Selected Financial Data	4
		Exchange Rates	13
	3.B.	Capitalization and Indebtedness
		Not required because this Form 20-F is filed as an annual report
	3.C.	Reasons for the Offer and Use of Proceeds
		Not required because this Form 20-F is filed as an annual report
	3.D.	Risk Factors
		Risk Factors	6
Item 4.		Information on the Company
	4.A.	History and Development of the Company
		Business—Group Overview	18
	4.B.	Business Overview
		Business	18
		The Japanese Insurance Industry	92
		Regulation	94
	4.C.	Organizational Structure
		Business—Group Overview	18
		Business—Subsidiaries and Affiliates	41
	4.D.	Property, Plants and Equipment
		Business—Properties	43
Item 5.		Operating and Financial Review and Prospects
	5.A.	Operating Results
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	44
	5.B.	Liquidity and Capital Resources
		Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources	82
	5.C.	Research and Development, Patents and Licenses, etc.
		None
	5.D.	Trend Information
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	44
	5.E.	Off-Balance Sheet Arrangements
		Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements	85
	5.F.	Tabular Disclosure of Contractual Obligations
		Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations	85
Item 6.		Directors, Senior Management and Employees
	6.A.	Directors and Senior Management
		Directors and Corporate Auditors—Personal Data	87
	6.B.	Compensation
		Directors and Corporate Auditors—Compensation and Benefits	89

			Page
	6.C.	Board Practices
		Directors and Corporate Auditors—Personal Data	87
		Directors and Corporate Auditors—Board Practices	90
	6.D.	Employees
		Business—Employees	43
	6.E.	Share Ownership
		Directors and Corporate Auditors—Personal Data	87
		Directors and Corporate Auditors—Compensation and Benefits	89
		Description of Common Stock	99
Item 7.		Major Shareholders and Related Party Transactions
	7.A.	Major Shareholders
		Major Shareholders	16
	7.B.	Related Party Transactions
		None
	7.C.	Interests of Experts and Counsel
		Not required because this Form 20-F is filed as an annual report
Item 8.		Financial Information
	8.A.	Consolidated Statements and Other Financial Information
		Dividend Policy	15
		Business—Legal Proceedings	43
		Index to Financial Statements	F-1
		Index to Schedules	F-1
	8.B.	Significant Changes
		None
Item 9.		The Offer and Listing
	9.A.	Offer and Listing Details
		Market Price Information	14
	9.B.	Plan of Distribution
		Not required because this Form 20-F is filed as an annual report
	9.C.	Markets
		Market Price Information	14
	9.D.	Selling Shareholders
		Not required because this Form 20-F is filed as an annual report
	9.E.	Dilution
		Not required because this Form 20-F is filed as an annual report
	9.F.	Expenses of the Issue
		Not required because this Form 20-F is filed as an annual report
Item 10.		Additional Information
	10.A.	Share Capital
		Not required because this Form 20-F is filed as an annual report
	10.B.	Memorandum and Articles of Association
		Business	18
		Directors and Corporate Auditors—Board Practices	90
		Description of Common Stock	99
	10.C.	Material Contracts
		None
	10.D.	Exchange Controls
		Regulation—Foreign Exchange Regulations	97
	10.E.	Taxation
		Taxation	109
	10.F.	Dividends and Paying Agents
		Not required because this Form 20-F is filed as an annual report

Page
	10.G.	Statement by Experts
Not required because this Form 20-F is filed as an annual report
	10.H.	Documents on Display
		Where You Can Find More Information	118
	10.I.	Subsidiary Information
Not required because this Form 20-F is filed as an annual report
Item 11.		Quantitative and Qualitative Disclosures About Market Risk
		Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk	73
Item 12.		Description of Securities Other than Equity Securities
Not required because this Form 20-F is filed as an annual report

Part II

Item 13.		Defaults, Dividend Arrearages and Delinquencies
None
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15.		Controls and Procedures
		Controls and Procedures	113
Item 16.		Reserved
Not applicable
Item 16A.		Audit Committee Financial Expert
		Directors and Corporate Auditors—Audit Committee Financial Expert	91
Item 16B.		Code of Ethics
		Code of Ethics	113
Item 16C.		Principal Accountant Fees and Services
		Principal Accountant Fees and Services	114
Item 16D.		Exemptions from the Listing Standards for Auditing Committees
Item 16E.		Repurchases of Equity Securities by the Issuer and Affiliated Purchasers
		Description of Common Stock—Repurchase by Millea Holdings of Shares	106

Part III

Item 17.		Financial Statements
Not applicable
Item 18.		Financial Statements
		Index to Financial Statements	F-1
		Index to Schedules	F-1
Item 19.		Exhibits
List of Exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILLEA HOLDINGS, INC. (Registrant)

By:	/s/ KUNIO ISHIHARA
Name: Title:	Kunio Ishihara President and Director (Principal Executive Officer)

Date: September 27, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1	English translation of the articles of incorporation of Millea Holdings, Inc.

1.2	English translation of the share handling regulations of Millea Holdings, Inc.

2(a)	English translation of the specimen stock certificate of Millea Holdings, Inc., incorporated by reference from the annual report on Form 20-F/A (Commission file number 0-31376) filed on September 27, 2002.

7	A statement explaining in reasonable detail how ratios in this annual report were calculated.

8	List of subsidiaries of Millea Holdings, Inc.

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) under the Securities Exchange Act of 1934, as amended.

13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) under the Securities Exchange Act of 1934, as amended, and by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).